ЯH

08001525

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alter NRG

*CURRENT ADDRESS Suite 700, 910 - 7th Avenue SW
Calgary, AB T2P 3N8
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35764 FISCAL YEAR

PROCESSED
APR 0 1 2008
THOMSON FINANCIAL

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DAT : 3/28/08

TECHNICAL REPORT
ALTER NRG LTD. LANDS
FOX CREEK COAL PROPERTY, ALBERTA

Submitted to:
ALTER NRG LTD.

February 20, 2007

Norwest Corporation
2700, 411 – 1 Street SE
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

Qualified Persons: G. Jordan, P. Geol.
C. Acott, P, Eng.

NORWEST
CORPORATION

1 TITLE PAGE

TECHNICAL REPORT
ALTER NRG LTD. LANDS FOX CREEK COAL PROPERTY, ALBERTA

Submitted to:
ALTER NRG LTD.

February 20, 2007

Norwest Corporation
2700, 411 – 1 Street SE
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

Qualified Persons: G. Jordan, P. Geol.
C. Acott, P. Eng.

NORWEST
CORPORATION

2 TABLE OF CONTENTS

1 TITLE PAGE 1-1
2 TABLE OF CONTENTS 2-1
3 SUMMARY 3-1
4 INTRODUCTION 4-1
5 RELIANCE ON OTHER EXPERTS 5-1
6 PROPERTY DESCRIPTION AND LOCATION 6-1
7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 7-1
8 HISTORY 8-1
9 GEOLOGICAL SETTING 9-1
9.1 STRATIGRAPHYY 9-1
9.2 STRUCTURE 9-1
10 DEPOSIT TYPES 10-1
11 MINERALIZATION 11-1
12 EXPLORATION 12-1
13 DRILLING 13-1
14 SAMPLING METHOD AND APPROACH 14-1
15 SAMPLE PREPARATION, ANALYSES AND SECURITY 15-1
16 DATA VERIFICATION 16-1
16.1 DIGITAL DATA 16-1
16.2 ORIGINAL DATA 16-1
17 ADJACENT PROPERTIES 17-1
18 MINERAL PROCESSING AND METALLURGICAL TESTING 18-1
18.1 COAL QUALITY AND PROCESSING 18-1
18.2 COAL QUALITY TESTING 18-1
19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 19-1
19.1 APPROACH 19-1
19.2 COAL RESOURCE ESTIMATION 19-2
20 OTHER RELEVANT DATA AND INFORMATION 20-1
21 INTERPRETATION AND CONCLUSIONS 21-1
22 RECOMMENDATIONS 22-1
23 REFERENCES 23-1
24 DATE AND SIGNATURE PAGE 24-1

25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES 25-1

26 ILLUSTRATIONS 26-1

LIST OF FIGURES

FIGURE 4-1 LOCATION MAP .... FOLLOWS SECTION 26
FIGURE 6-1 COAL OWNERSHIP MAP .... FOLLOWS SECTION 26
FIGURE 9-1 STRATIGRAPHIC TABLE .... FOLLOWS SECTION 26
FIGURE 9-2 GEOLOGICAL CROSS SECTION A-A' .... FOLLOWS SECTION 26
FIGURE 9-3 GEOLOGICAL CROSS SECTION B-B' .... FOLLOWS SECTION 26
FIGURE 9-4 GEOLOGICAL CROSS SECTION C-C' .... FOLLOWS SECTION 26
FIGURE 9-5 GEOLOGICAL CROSS SECTION D-D' .... FOLLOWS SECTION 26
FIGURE 9-6 GEOLOGICAL CROSS SECTIONS LOCATION MAP .... FOLLOWS SECTION 26
FIGURE 11-1 COAL ZONE STRATIGRAPHIC COLUMN .... FOLLOWS SECTION 26

LIST OF TABLES

TABLE 3.1 IN-PLACE COAL RESOURCES SUMMARY (TONNES) 3-2
TABLE 6.1 ALTER NRG LANDS LEGAL DESCRIPTION 6-1
TABLE 11.1 TYPICAL COAL THICKNESS 11-1
TABLE 13.1 EXPLORATION DRILLING 13-1
TABLE 18.1 SUMMARY IN-PLACE COAL QUALITY 18-2
TABLE 19.1 IN-PLACE COAL RESOURCES SUMMARY (TONNES) 19-2

3 SUMMARY

In 2006 Alter Nrg Ltd. commissioned Norwest Corporation to prepare a Technical Report for its coal holdings of the Fox Creek Coal Property located in central Alberta in accordance with the National Instrument 43-101. The location of this area is shown on Figure 4-1. The confirmation of documented geology and coal development and the verification of coal resources were completed through data reviews, geologic modeling, resource calculations, and a site visit. The findings and conclusions are based on information developed by Norwest from data provided by Alter Nrg Ltd.

The Fox Creek Coal Property, as illustrated in Figures 6-1, covers coal-bearing strata in the Plains Region of central Alberta. The property is centred about 27 km northeast of the town of Fox Creek, Alberta which is located on Highway 43, midway between Edmonton and Grande Prairie. The Fox Creek Coal Project area is centered approximately on Township 65, Range 18 W5.

In the Fox Creek area the first modern coal exploration commenced in 1968 and 1969 and was conducted by the Research Council of Alberta. The objective of this work was to identify potential areas for surface mining such that the power generation needs of the province could be addressed. This program by the Provincial Government was province wide, but at Fox Creek the Research Council drilled over 60 rotary drill holes and produced reports of this exploration. This initiative led to the acquisition of leases in the area by Shell Canada Limited and Esso Resources Canada Limited.

The Fox Creek Coal Property is located in the central plains region of Alberta. Regionally, the strata in this area lie on the eastern limb of the Alberta Syncline. The coal seams are contained in the Lower and Upper Ardley coal zones. These coal zones are Tertiary in age and lie in the Scollard Formation near the base of the Paskapoo Formation. The coal seams are consistent in nature but thickness variations from place to place do occur. There are eleven seams named 1, 2 Upper, 2 Lower, and 3 to 11, respectively. The aggregate thickness of a typical section is 9.26 m in the Fox Creek area.

Previous drilling carried out between 1967 and the present has resulted in over 400 coal exploration drill holes being drilled throughout the entire Fox Creek area. In this study a selection of these holes has been used. The geological model that has been prepared for this evaluation includes a total of 201 holes.

Norwest used MineSight® software to construct a gridded seam model of the Fox Creek Coal Property area in order to estimate volumes for in-place coal resources. Key horizons or "surfaces" were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of the coal seams modeled.

Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available (CIM Definition Standards). GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered by the Qualified Person during the classification of the resources. The in-place resource on the Fox Creek lands is summarized in Table 3.1 and covers an area of approximately 15,400 ha.

TABLE 3.1
FOX CREEK COAL PROJECT
COAL RESOURCE SUMMARY
AS AT FEBRUARY 20, 2007

ASTM Group	In-Place Surface Mineable Coal Resources down to 13:1 strip ratio (tonnes)		
	Measured	**Indicated**	**Inferred**
Subbituminous C	400,042,000	370,256,000	111,768,000
Total	**770,298,000**		**111,768,000**
	In-Place Surface Mineable Coal Resources 13:1 down to 20:1 strip ratio (tonnes)		
	Measured	**Indicated**	**Inferred**
Subbituminous C	11,047,000	25,048,000	17,820,000
Total	**36,095,000**		**17,820,000**

It is recommended that Alter Nrg continue to review coal seam data and update the geological database and model to reflect all available data.

4 INTRODUCTION

In 2006 Alter Nrg Ltd. commissioned Norwest Corporation to prepare a Technical Report for its coal holdings of the Fox Creek coal project located in central Alberta in accordance with the National Instrument 43-101. The location of this area is shown on Figure 4-1. The confirmation of documented geology and coal development and the verification of coal resources were completed through data reviews, geologic modeling, resource calculations, and a site visit. More specifically, the tasks undertaken to complete the review were as follows:

1. Estimation of the coal resource for the Alter Nrg land area at Fox Creek. The boundaries of the area being assessed were checked using descriptions and maps provided by Alter Nrg and by reference to on-line government records.

2. Review of existing compiled quality and coal survey data.

3. Confirmation of the geological interpretations and their relationship to the raw data was accomplished through the inspection of geological maps and cross-sections and a site visit.

4. Confirmation of applied geological complexity in terms of resource reporting classification was accomplished during the review of the geological maps and sections and the generation of a new geological model.

5. Review of the drill hole spacing to confirm adequacy for reported resource classes was accomplished through the inspection of drill hole location maps;

The present report is accordingly designed to comply with the requirements of National Instrument 43-101 for Technical Reports for reporting of Coal Resources and Reserves. Norwest personnel, who have extensive and varied experience with the coal deposits of western Canada, prepared this report.

5 RELIANCE ON OTHER EXPERTS

This report has been prepared for Alter Nrg Ltd. by Norwest Corporation. The findings and conclusions are based on information developed by Norwest from data provided by Alter Nrg.

Norwest has relied wholly on information and data provided by Alter Nrg or its consultants as the basis for classification and reporting of coal resources in the area. Norwest did not conduct field work, other than a site visit, and did not independently drill or complete geophysical logs on drill holes, take samples or subject any coal samples to analysis specific to the preparation of this report. However, members of Norwest staff have participated on some of the past exploration programs in the field in this area, conducting logging and sampling activities.

6 PROPERTY DESCRIPTION AND LOCATION

The Fox Creek Coal Property, as illustrated in Figures 6-1, covers coal-bearing strata in the Plains Region of central Alberta. The property is centred about 27 km northeast of the town of Fox Creek, Alberta which is located on Highway 43, midway between Edmonton and Grande Prairie. The property may be accessed by various oil field service roads. The Fox Creek Coal Project area is centered approximately on Township 65, Range 18 W5.

Coal tenure is held by Alter Nrg Ltd., under six Alberta Government Mineral Agreements as shown on Table 6.1. This information has been derived from the current government tenure records. Boundaries are located by sections and legal sub-divisions on-line through the coal maps of the Department of Energy of the Alberta Provincial Government. The property information is current as of January 2, 2007, as indicated by Alberta Government Mineral Agreement detail records. The Fox Creek Coal Project covers an area under tenure of 21,760 ha. This area consists of four separate contiguous blocks of leases as shown on Figure 6.1. The resource area is situated over approximately 15,000 ha within the coal tenures.

There are no areas of previous underground or surface mining within the Fox Creek Coal Project area. There are no known hazards or environmental liabilities related to abandoned open pit areas or mined out underground areas. The author is not aware of the survey status of the property other than the locations shown on standard government issued maps. These have been checked to confirm that the licenses and the application are properly located according to the NTS legal descriptions. The project is encumbered by Crown Coal Royalties that are payable on coal production.

TABLE 6.1
COAL LICENSE TENURES AND APPLICATIONS

Agreement Number	Term Date	Area (ha)	Meridian/ Range/ Township	Sections
013 1306080743	2006-08-04	5,888	5-17-064	22,23,24W,25-28,31-36
			5-17-065	1-6,8S,9-12
013 1306080744	2006-08-04	3,328	5-18-064	4-6,8-10,15-18,20,21S,22S
			5-19-064	1
013 1306080745	2006-08-04	3,584	5-17-065	19-23,27-33
			5-18-065	25,36
013 1306080746	2006-08-04	4,096	5-18-065	9-11,14-16,19-22,28-33
013 1306080747	2006-08-04	2,816	5-18-066	5,6
			5-19-065	23-26,36
			5-19-066	1,2,11,12
013 1306080748	2006-08-04	2,048	5-17-066	3-7
			5-18-066	1,2,12

7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Fox Creek Coal Property is owned and operated by Alter Nrg and is accessible via Highway 43. The average annual daily temperature of the area is 3.4°C with an average summer maxima of 21.8°C and a winter minima of –15.9°C. Winds from the west and northwest predominate with average speeds of 9.3 to 11.9 km/hr. The average annual precipitation is 536 mm of which 410 mm is recorded as direct rainfall. The average annual snowfall is 133.9 cm. The area has a continental climate with cold, dry winters and warm summers. Annual weather averages are:

- Temperature: 1°C
- High temperature: 7°C
- Low temperature: -4°C
- Precipitation: 40.8 cm.

The Fox Creek Coal Property is located in central Alberta approximately 215 km northwest of Edmonton, and is readily accessible by a network of secondary oil and gas roads that extend from Highway 43. The closest major centre is the town of Fox Creek, located approximately 13 km to the south-west. The closest settlements are:

- Two Creeks – located 28.5 km to the south;
- Goose Mountain Provincial Park – located 33 km to the northeast; and
- Meekwap Lake – located in the centre of the area.

The Fox Creek area is bounded on the east by Swan Hills and on the southwest by outliers of the Rocky Mountain Foothills. Two main rivers, the Simonette and Little Smoky, establish the principal northward drainage pattern in the area. Topography is typified by flat to gently rolling terrain, generally from 670 m to 730 m above sea level, underlain by bedrock with thin till cover or by extensive postglacial lacustrine sediments. This low plain is disrupted by irregular sub-parallel distinctive sandstone ridges, particularly to the northwest. Extensive areas of interrupted drainage are typified by black spruce bogs and muskeg. To a certain extent, the physiography is a reflection of underlying bedrock geology with higher ridges characteristic of hard siltstones and sandstones while lower areas are underlain by softer lithologies including coal.

8 HISTORY

In the Fox Creek area the first modern coal exploration commenced in 1968 and 1969 and was conducted by the Research Council of Alberta. The objective of this work was to identify potential areas for surface mining such that the power generation needs of the province could be addressed. This program by the Provincial Government was province wide, but at Fox Creek the Research Council drilled over 60 rotary drill holes and produced reports of this exploration. This initiative led to the acquisition of leases in the area by Shell Canada Limited and Esso Resources Canada Limited.

Shell conducted drilling exploration from 1972 to 1974 on the leases that they acquired and began mine design work subsequent to this. However, exploration activities were suspended by Shell in 1976. In 1977 Alberta Power Limited reviewed and studied the Shell exploration data with a view to acquiring some of the areas and developing a power generation station there. However, this project did not proceed. With changing economic considerations, Shell reactivated the project in 1991 but has not undertaken new drilling since that time.

The leases in the Fox Creek area that were acquired by Esso Resources Canada Limited were drilled and sampled in 1974 and further work was conducted in 1978 and 1979. Esso prepared a Preliminary Feasibility Study in 1981 for the development of a dragline surface mine but no further work appears to have occurred since that date.

9 GEOLOGICAL SETTING

The Fox Creek Coal Property is located in the central plains region of Alberta. Regionally, the strata in this area lie on the eastern limb of the Alberta Syncline. Beds generally strike northwest-southeast and dip very gently in a west-southwest direction. Clastic rocks of the Scollard Formation, which includes the coal, form the basement.

The coal seams are contained in the Lower and Upper Ardley coal zones. These coal zones are Tertiary in age and lie near the base of the Paskapoo Formation. A table of stratigraphy is shown on Figure 9-1. The bedrock sequence is overlain by a variable thickness of glacially derived deposits, namely till. Typical geological cross sections, with the coal zones, are shown on Figures 9-2 to 9-5, respectively. Figure 9-6 is an illustration showing the locations where the sections were drawn.

9.1 STRATIGRAPHYY

The Fox Creek coal measures constitute the lower Palaeocene (Tertiary) Ardley coal zone of the Scollard Formation of the Wapiti Group. The coal deposits are considered to represent swamp or marsh habitats associated with clastic sediments, including siltstone, sandstone and mudstone, deposited in shallow water basins or lakes. White bentonitic ash layers intercalated with these sediments represent volcanic ash fall deposits generated from volcanic activity to the west. The Wapiti Group, which is equivalent to the Edmonton Group, is a thick Upper Cretaceous to Lower Tertiary sequence. It consists of irregularly bedded non-marine sediments considered to have originated within deltaic environments adjacent to the margins of the Bearspaw Sea and in alluvial plain environments between shorelines and uplifted areas to the west. Locally, the Ardley zone consists of 11 correlatable coal units within a stratigraphic thickness of about 15 metres. Bentonitic layers are common within this zone. Correlation of coal beds within the lease areas is not difficult but seam thickness variations and pinch-outs are common. Channelling, or complete replacement of coal beds by sandstone units units is a less common feature.

9.2 STRUCTURE

Regionally, the Wapiti Group sediments are part of a simple monocline dipping gently and uniformly 0.5° to the south-southwest or south. However, Pleistocene glacial disturbance has profoundly affected the subcrop edge of the coal measures in certain areas, with disturbance particularly severe in regions where bentonitic layering is close to the surface. Ice movement was generally to the north-northeast, and this disturbance can manifest itself as open to tight folding and wide variation in faulting. Slumping of outcrops is another feature that is frequently found.

10 DEPOSIT TYPES

The definition of "Deposit Type" for coal properties is different from that applied to other types of geologic deposits. Criteria applied to coal deposits for the purposes of determination of coal resources and reserves include both "Geology Type" as well as "Deposit Type". For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range of limiting criteria that may be applied during the estimation of Reserves and Resources.

"Geology Type" for coal deposits is a parameter that is specified in Geological Survey of Canada Paper 88-21, which is a reference for coal deposits as specified in NI 43-101. Coal "Geology Type" is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area, and the classification of a coal deposit by "Geology Type" determines the approach to be used for the Resource/Reserve estimation methodology and the limits to be applied to certain key estimation criteria. The identification of a particular Geology Type for a coal property defines the confidence that can be placed in the extrapolation of data values away from a particular drill hole.

The classification scheme of GSC Paper 88-21 is similar to many other international coal reserve classification systems but it has one significant difference. This system is designed to accommodate differences in the degree of tectonic deformation of different coal deposits in Canada. Four classes are provided for that range from the first ("low"), which is for deposits of the Plains type with low tectonic disturbance, to the fourth ("severe"), which is for Rocky Mountains type deposits.

The Fox Creek Coal Property is characterized by relatively simple geology both with respect to stratigraphy and structure - its Geology Type is "Low-Type B". The stratigraphic complexity, although low, is evident in the number of splits of mineable thickness that may be present in any given coal seam, and the degree to which these may persist laterally throughout the property, or die out or coalesce with other coal units. Structural undulations in the strata in the area are either very minor or too insignificant to impact mine operations.

"Deposit Type" as defined in GSC Paper 88-21 refers to the extraction method most suited to the coal deposit. There are four categories, which are "surface", "underground", "non-conventional", and "sterilized".

The Fox Creek Coal Property is a surface mineable deposit.

11 MINERALIZATION

For coal deposits, "mineralization" refers to coal development and coal seam stratigraphy.

The Subbituminous coal at the Fox Creek property is part of the Scollard Formation. The coal seams are relatively consistent in nature but thickness variations from place to place do occur. A typical stratigraphic column for the seams is shown on Figure 11-1. There are 11 seams named 1, 2 Upper, 2 Lower, and 3 to 11, respectively. The aggregate thickness of a typical section is 9.26 m in the Fox Creek area.

Inspection of geophysical logs of boreholes in the area indicates that the Lower Ardley Zone consists of 11 coal seams intercalated with bentonite layers and shale. The deepest of these seams is relatively low ash at 23.9 wt% (ADB) and consists of 2 mineable plies. Seam 10 is typically too thin to mine on a stand alone basis with a typical thickness of about 0.21 m, but can add to the mineable thickness of Seam 11. Seam 9, with a thickness of 0.98 m is one of the thicker units available for mining but the ash content is relatively high. Seam 8 is another seam that has relatively low ash and a thickness of 0.46 m. Seams 7, 6 and 5 all have relatively high ash and are 0.64 m, 0.91 m, and 0.43 m thick, respectively. Seam 4 is the thickest in the sequence at 1.86 m and has relatively low ash content. Seam 3 is also quite thick at 0.88 m, but the ash content is high. Seam 2 consists of 2 separate splits referred to as Seam 2 Lower and Seam 2 Upper that have thicknesses of 0.76 m and 1.40 m, respectively and the ash content of these seams is quite low. Seam 1 has the lowest ash content of any seam in the sequence but it is thin.

TABLE 11.1
FOX CREEK COAL PROPERTY
TYPICAL COAL THICKNESS

SEAM NO.	GROSS THICKNESS (M)
1	0.27
2 Upper	1.40
2 Lower	0.76
3	0.88
4	1.68
5	0.43
6	0.91
7	0.64
8	0.46
9	0.98
10	0.21
11	0.88
Total	**9.26**

12 EXPLORATION

Most of the exploration, by the coal mining companies and the Provincial Government, in the area has involved the drilling of rotary test holes and the collection of cuttings samples to determine proximate values of the coal quality. Some core samples for quality testing were also acquired. Further details of these activities are described in the next section of this report.

Except for reconnaissance geological mapping, there are no records of a significant amount of exploration work being conducted for coal in this area using other techniques.

13 DRILLING

Previous drilling carried out between 1967 and the present has resulted in over 400 coal exploration drill holes being drilled throughout the entire Fox Creek area. For this report, the client supplied a drill hole database which included a selection of the available holes. The geological model that has been prepared for this evaluation includes a total of 201 holes, with a total of 10,411 m drilled.

Table 13.1 shows the year in which the holes included in the database were drilled. Also shown is the total number of metres for each exploration period.

TABLE 13.1
FOX CREEK COAL PROPERTY
EXPLORATION DRILLING

YEAR	NUMBER OF HOLES	METRES DRILLED
1968	2	114.3
1969	13	634.6
1970	1	63.7
1972	17	894.9
1973	53	2,664.5
1974	50	2,140.2
1976	65	3,899.1
TOTAL	**201**	**10,411.3**

Drill holes in the database have survey coordinates for the collars. Further, these drill hole data, including geophysical logs, geologists' core/cuttings descriptions, sample intervals (core) and drillers' logs, have been compiled and transcribed into a digital database containing the "from", "to" and "thickness" of lithologic units per drill hole, including coal and till, coal seam identification as well as analytical results from coal samples.

14 SAMPLING METHOD AND APPROACH

Typical procedures for sampling of coal seams at the Fox Creek Coal Property involved coring or the use of rotary drilling. Extensive programs were carried out in 1968 and 1969 by the Alberta Research Council and by Shell Canada Limited in the 1970's, and more recently in the 1990's. Adjacent leases that existed at the time were explored by Esso Resources Canada Limited. in the 1980's.

Cores were examined following retrieval and all field subsamples were then sealed before being forwarded to the laboratory for testing for analysis. Composite samples were blended at the laboratory for further analysis.

15 SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples are collected from drill core and cuttings and submitted for analysis using methods that are standard for the coal industry. The specific process used is described below:

1. Core from the drill hole is logged (i.e. measured and described) using standard geological terms to document various attributes including lithology, color, hardness and grain size.

2. Each core hole is subject to a down-hole geophysical logging program. The logging program produces a geophysical log suite consisting of caliper, density (gamma-gamma), natural gamma and resistivity trace. The geophysical logs are used to identify rock types, including coal intersected in the hole.

3. Coal intervals are collected in a plastic-lined core barrel. The core tubes are opened and logged by a geologist. The geologist's core log consists of the measured thickness and description of the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis.

4. Recovered core is measured to determine an overall recovery (reported in percent) by comparing the recovered core length with the coring run length recorded by the driller. Recovered core is measured and compared to the coal interval thickness determined from the geophysical log suite.

5. Collected samples are cleaned of any mud contamination and placed in individual plastic bags. The bags are labelled on the outside with both the core hole and sample number and sealed with plastic tape to prevent excessive moisture loss. The sample bags are placed together in a collection bag for the core hole before being placed in palletized containers and shipped to an independent lab for analysis.

In coal work, additional special security methods for the shipping and storage of samples are not commonly employed, as coal is a relatively low value bulk commodity.

16 DATA VERIFICATION

Alter Nrg provided Fox Creek Coal Property data to Norwest in digital format for validation and subsequent use in geological modeling and resource estimation work. The company also provided hard copy of various previous reports of exploration for review. Norwest reviewed a randomly chosen series of test holes throughout the mine area for data quality and file content.

The property has been visited by an independent qualified person, who is a staff member of Norwest and his certificate attesting to this is included in Section 24.

16.1 DIGITAL DATA

Digital geological data are stored in an electronic database and includes drill hole collar coordinates, lithology, coal seam intercepts, and coal quality information. Norwest uses MineSight® to interpret and model the geologic data.

In the process of validating the geological data and interpretation for the Fox Creek area Norwest first reviewed, verified, and completed any necessary edits of the source data files. The geological database addressed by Norwest included 201 drill holes.

Verification procedures included the following activities:

1.) Review of the drill hole collar data to eliminate any obvious location control problems.
2.) Review of seam tops and bottoms.
3.) Review of lithology files.
4.) Review of coal seam interpretations and correlations.
5.) Review of coal seam density data.
6.) Review of the coal quality database.

The data and/or interpretations are a reasonable representation of the geology of the Fox Creek area, as it is presently understood, based on the exploration and development drill hole data.

16.2 ORIGINAL DATA

A total of 24 representative drill hole files were randomly selected to evaluate the quality of the geological data generated and the extent to which exploration information was interpreted and recorded from downhole sources. Minor data edits were noticed in the data that are not significant enough to cause the data base to be changed. Considering the quality of the original drill hole data, Norwest is in agreement with the results and/or interpretations that have been produced.

17 ADJACENT PROPERTIES

This technical report does not utilize any data and/or interpretations from adjacent properties.

18 MINERAL PROCESSING AND METALLURGICAL TESTING

The equivalent terminology, which will be used in this report for a coal property is "Coal Quality and Processing".

18.1 COAL QUALITY AND PROCESSING

In central Alberta, the near-surface coals of the Ardley Zone of the Scollard Formation are ranked Subbituminous C. Subbituminous C coal is a lower rank, consolidated, black coal that produces between 19,300 and 22,100 kilojoules per kilogram (kJ/kg) on a moist, mineral-matter-free basis when burned. The coal has high moisture content and is bright to dull in lustre, medium hard and often has a blocky texture.

18.2 COAL QUALITY TESTING

Each coal core sample is subjected to a number of analyses, with the most common described below:

Proximate Analysis
Determination of moisture, ash, volatile matter and fixed carbon in a sample. The fixed carbon is determined by difference and the four components total 100%.

Sulphur
Determination of the percent of sulphur in a sample. Coal seams within the Mine have low sulphur contents, usually less than 1%.

Heating Value
This is a very important parameter with respect to thermal coals. It is traditionally referred to as "calorific value" and is the determination of the amount of energy in kilojoules per kilogram of sample.

Coal ash is composed primarily of oxides of silicon, aluminium, iron, calcium, magnesium, titanium, sodium, potassium, arsenic, mercury, and sulphur; testing to date shows that the sulphur content of this coal is low. Select samples may be analyzed for their sodium oxide (Na_2O%) content within the coal ash. Sodium in coal ash can play a major role in ash fouling and slagging processes during combustion.

Norwest is of the opinion that the spacing of available coal quality data for the seams used in the geological and mining model is adequate for characterization of the in-place quality parameters. In the Fox Creek area the summary in-place coal quality, by Seam, is shown in Table 18.1.

TABLE 18.1
SUMMARY IN-PLACE COAL QUALITY

SEAM NO.	AIR DRIED ANALYSES		
	MOISTURE (%)	ASH (%)	HEATING VALUE (MJ/KG)
1	12.00	22.20	19.55
2 Upper	8.40	26.70	18.99
2 Lower	11.10	28.40	18.16
3	10.40	43.50	13.53
4	11.45	26.43	18.13
5	11.40	41.20	13.76
6	8.90	46.20	12.50
7	10.04	38.53	14.90
8	10.60	26.50	18.86
9	10.02	40.74	14.15
10			
11	12.95	23.87	18.96
Average	**10.48**	**32.84**	**16.59**

In 1991 Shell Canada considered the process of washing this coal and made the following observations:

> "Considerable efforts were made towards characterizing the washability of the coal in 1973. Different schemes of mining the Ardley were addressed and various quality tests were conducted in concert with these plans. A review of the float-sink and washability data of Area II coals indicate that reducing minus 100 mesh material significantly improves yield and lowers clean ash content. It is apparent that excluding parting material and bentonite beds is critical to maintaining low volumes of minus 100 mesh material. Washability data suggest the plus 100 mesh material is easy to clean to a 20% ash level with specific gravity cuts in the range of 1.9 to 2.0. Sulphur content varies from 0.3% to 0.6% and at 15% ash, calorific value is approximately 10,000 BTU/lb on an air dried basis. A review of quality data for core samples from various boreholes in Area II suggest most of the mineable seams have raw ash concentrations varying from 15% to 30%. It is fundamentally important to characterize the nature of this ash and the ease and effectiveness of beneficiation if coal cleaning is to be considered."

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The following is a discussion of the criteria and results obtained for coal resource estimation on the Fox Creek Coal Property of Alter Nrg Ltd. In accordance with NI 43-101 and the CIM Definition Standards, a Qualified Person employed by Norwest, supervised the data validation and the resource estimation and classification work. The certifications for the Qualified Person are provided in Section 24 of this report.

19.1 APPROACH

In accordance with National Instrument 43-101, Norwest has used the referenced document, the Canadian Institute of Mining, Metallurgy and Petroleum "Definition Standards on Mineral Resources and Reserves" adopted by CIM Council on December 11, 2005" ("CIM Definition Standards") and, as appropriate, the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada" ("GSC Paper 88-21") during the classification, estimation and reporting of coal resources for the Fox Creek coal project.

Norwest's approach included the following tasks:

- Norwest used MineSight® software to construct a gridded seam model of the Fox Creek Coal Property area in order to estimate volumes for in-place coal resources. Key horizons or "surfaces" were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of the coal seam modeled.

- Initial geological interpretations and their relationship to the raw data were confirmed through use of the EUB coal database. This was used to create a coal hole data file for this area. The Author of this report also visited the site. There are no coal exposures, evidence of past mining nor even evidence of past coal exploration drilling on the site.

- Laboratory analyses results were reviewed. Seam density values were obtained from information provided by Alter Nrg and by reference information provided in GSC 88-21.

- Coal thicknesses were confirmed for 24 drill logs supplied by Alter Nrg Ltd..

- Alter Nrg's coal tenure boundaries were checked using descriptions and maps provided by Alter Nrg and those obtained from the Government of Alberta.

- The level of geological complexity was established through the review of the geological maps, and construction of computer models.

- Review of the drill hole spacing to classify the resources and reserves was accomplished through the inspection of drill hole location maps.

Description of Assumptions and Criteria

The following assumptions and criteria have been used in the resource estimate:

- Geological Type is Low;
- Minimum seam thickness of 0.3 m for potential surface;
- Bank ratio not exceeding 13:1 bcm of waste/coal tonne;
- Maximum parting thickness of 0.1 m; and
- Data spacing consistent with GSC Paper 88-21 requirements.

19.2 Coal Resource Estimation

The term "resource" is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The term "resource" refers to the in-place inventory of coal that has 'reasonable prospects for economic extraction'. Coal resources are always reported as in-place tonnage and not adjusted for mining losses or recovery. However, minimum mineable seam thickness and maximum removable parting thickness are considered.

Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available (CIM Definition Standards). GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered during the classification of the resources.

In-place resources within the Fox Creek Coal Property, summarized in Table 19.1, cover an area of approximately 15,400 ha. These resources include all coal seams that form the Ardley Coal Zone of the Scollard Formation. Where the thickness constraints are met, this coal sequence is intended for mining within the Fox Creek Coal Project.

TABLE 19.1
FOX CREEK COAL PROJECT
COAL RESOURCE SUMMARY
AS AT FEBRUARY 20, 2007

ASTM Group	In-Place Surface Mineable Coal Resources down to 13:1 strip ratio (tonnes)		
	Measured	**Indicated**	**Inferred**
Subbituminous C	400,042,000	370,256,000	111,768,000
Total	**770,298,000**		**111,768,000**
	In-Place Surface Mineable Coal Resources 13:1 down to 20:1 strip ratio (tonnes)		
	Measured	**Indicated**	**Inferred**
Subbituminous C	11,047,000	25,048,000	17,820,000
Total	**36,095,000**		**17,820,000**

20 OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data and information applicable to this report.

21 INTERPRETATION AND CONCLUSIONS

The Alter Nrg lands at the Fox Creek Property are underlain by coal seams that generally demonstrate lateral stratigraphic continuity, influenced by minor thickness variations and low amplitude structural undulations. The geology type is Low Type B according to guidelines set forth in Geological Survey of Canada Paper 88-21.

The verification of the local geology and the calculation of resources were accomplished through the preparation of a computer model using MineSight® geological modeling software.

The density of drilling in this mine was adequate for the delineation of in-place resources. To February 20, 2007, the Alter Nrg surface mineable resources at the Fox Creek Property are estimated to be 770,298,000 tonnes of Measured and Indicated plus 111,768,000 tonnes of Inferred Resource at 13:1 cumulative strip ratio.

22 RECOMMENDATIONS

The Fox Creek Coal Property database comprises data from previous exploration and development programs. The review of the data as well as the development of a new geological model and subsequent calculations of resources has demonstrated that the integrity of the data utilized and the subsequent resource estimates are very good.

It is recommended that Alter Nrg continue to review coal seam data and update the geological database and model to reflect all available data.

23 REFERENCES

Canadian Institute of Mining, Metallurgy, and Petroleum (CIM). 2005. CIM Definition of Standards - For Mineral Resources and Mineral Reserves, 10 p.

Canadian Securities Administrators. 2005. National Instrument 43-101 - Standards of Disclosure for Mineral Projects, Form 43-101 and Companion Policy 43-101CP. Ontario Securities Commission Bulletin, Volume 28, Issue 51, p 10355-10367 (Rules and Policies) p 10368-10374 (Form 43-101F1 Technical Report, Table of Contents) and p 10375-10383 (Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects).

Esso Resources Canada Limited (1981) Meekwap East Preliminary Feasibility Study.

Holter, M.E., Yurko, J.R., and Chu, M. (1975): Geology and Coal Reserves of the Ardley Coal Zone of Central Alberta.

Hughes, J.D., Klatzel-Maudry, L. and Nikols, D.J. 1989. A Standardized Coal Resource/Reserve Reporting System for Canada. Geological Survey of Canada Paper 88-21, 17 p.

IEC Consultants Ltd. (1977) Fox Creek Generation Site Study

Montreal Engineering Company Limited (1972). Fox Creek Coal Study.

McKinstry, B.W. (1991). Fox Creek Project, Summary Report.

Smith, G.G. 1981. Coal Resources of Canada. Geological Survey of Canada Paper 89-4, 146 p.

Sproule Associates Limited (1976). Geological Appraisal of Coal Reserves IIIA and IIIB Areas, Fox Creek, Alberta.

24 DATE AND SIGNATURE PAGE

NORWEST
CORPORATION

CERTIFICATE OF QUALIFICATIONS

I, Geoffrey R. Jordan, *P.Geol.*, do hereby certify that:

1. I am currently employed as Senior Vice President by:

   Norwest Corporation
   Suite 2700, 411 – 1st Street SE.,
   Calgary, Alberta, Canada
   T2G 4Y5

2. I graduated with a Bachelor of Science degree from the University of *New South Wales* in 1971.

3. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #22095).

4. I have worked as a geologist for a total of thirty-three years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all of the report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated February 20, 2007 (the "Technical Report").

7. I personally visited the site several times during the early 1980's.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 20th Day of February 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Geoff Jordan, P. Geol
Senior Vice President

NORWEST
CORPORATION

CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Geoff Jordan, do hereby consent to the public filing of the Technical Report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated February 20, 2007 (the Technical Report) and to extracts from or a summary of the Technical Report by Alter Nrg Ltd. in the Preliminary Prospectus.

Dated this 20th Day of February, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Signature of Qualified Person

Geoff Jordan, P. Geol.
Print name of Qualified Person

NORWEST
CORPORATION

CERTIFICATE OF QUALIFICATIONS

I, Craig Acott, P. Eng., do hereby certify that:

11. I am currently employed as Vice President – Mining by:

    Norwest Corporation
    Suite 2700, 411 – 1st Street SE.,
    Calgary, Alberta, Canada
    T2G 4Y5

12. I graduated with a Masters of Science degree from the University of Alberta in 1981.

13. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #33264).

14. I have worked as an engineer for more than 25 years since my graduation from university.

15. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

16. I personally visited the site on December 13, 2006.

17. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

18. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

19. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 20th Day of February, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Craig Acott, P. Eng.
Vice President - Mining

NORWEST
CORPORATION

CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Craig Acott, do hereby consent to the public filing of the Technical Report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated February 20, 2007 (the Technical Report) and to extracts from or a summary of the Technical Report by Alter Nrg Ltd. in the Preliminary Prospectus

Dated this 20th Day of February, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Signature of Qualified Person

Craig P. Acott, P. Eng.
Print name of Qualified Person

25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

There is no additional information that applies. This property has not advanced yet to a development stage.

26 ILLUSTRATIONS

FIGURE 4-1 LOCATION MAP ....FOLLOWS SECTION 26
FIGURE 6-1 COAL OWNERSHIP MAP ....FOLLOWS SECTION 26
FIGURE 9-1 STRATIGRAPHIC TABLE ....FOLLOWS SECTION 26
FIGURE 9-2 GEOLOGICAL CROSS SECTION A-A' ....FOLLOWS SECTION 26
FIGURE 9-3 GEOLOGICAL CROSS SECTION B-B' ....FOLLOWS SECTION 26
FIGURE 9-4 GEOLOGICAL CROSS SECTION C-C' ....FOLLOWS SECTION 26
FIGURE 9-5 GEOLOGICAL CROSS SECTION D-D' ....FOLLOWS SECTION 26
FIGURE 9-6 GEOLOGICAL CROSS SECTIONS LOCATION MAP ....FOLLOWS SECTION 26
FIGURE 11-1 COAL ZONE STRATIGRAPHIC COLUMN ....FOLLOWS SECTION 26


B.C.
ALBERTA
SASKATCHEWAN
Lake Athabasca
Dawson Creek
Grande Prairie
Fox Creek Mine
Smoky River Mine
Grande Cache
Obed Mine
Whitewood Mine
Prince George
Hinton
Edson
Edmonton
Genesee Mine
Coal Valley
Cheviot Mine
Paintearth Mine
Saskatoon
Sheerness Mine
Regina
Calgary
Kamloops
Brooks
Elkford
Sparwood
Medicine Hat
Boundary Dam Mine
Estevan
Poplar River Mine
Bienfait Mine
CANADA
U.S.A
CNR
CPR
BCR
N
0
400
Approximate Kilometers

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

LOCATION MAP

FIGURE 4-1

DRAWN BY M.L.E. CHKD BY. G.R.J. DATE: 07 02 15	FILE: Fig4-1_Location Map.dwg 08 ... ALTER Nrg Coal Study \Report\figures	NORWEST APEGGA Permit P...



R.19
R.18
R.17
R.16 W5M
T.66
T.65
T.64
T.63
Goose
River
Meekwap Lake
Atikkamer
Creek
Losegun
Losegun Lake
River
Raspberry

LEGEND

LAKES AND RIVERS

ROAD

ALTER NRG LEASE

N

0 1000 3000 5000
Metres

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

FOX CREEK COAL OWNERSHIP MAP

FIGURE 6-1

DRAWN BY: A.W.	FILE: Fig 6-1_Fox Creek Coal Map.dwg	NORWEST
CHK'D BY: G.R.J.	06-2970 ALTER Nrg Coal Study	APEGGA Permit P05015
DATE: 07 02 15	Report/Figures	



ALTER NRG

FOX CREEK TECHNICAL REPORT

STRATIGRAPHIC TABLE

FIGURE 9-1

"Original signed and sealed by Author"

DRAWN BY, M.L.E.	FILE: Fig9-1Strat Column.dwg	NORWEST
CHKD BY, G.R.J.	06-2970 ALTER Nrg Coal Study	APEGGA Permit P02019
DATE: 07 02 15	\Report\Figures	


A
A'
341180
340471
340455
340810
340448
340820
501.0
983.0
811.1
TILL
ARDLEY COAL ZONE
BATTLE FORMATION
840
830
820
810
800
790
780
770

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

STRATIGRAPHIC CORRELATION SECTION A-A'
(Elevations Relatiive to Sea Level)

FIGURE 9-2

DRAWN BY: A.W. CHK'D BY: G.R.J. DATE: 07 02 13	FILE: Fig9-2_Cross Section A-A'.dwg 05-2970 ALTER Nrg Coal Study Wreport/Figures	NORWEST



B
678.5
550.7
729.0
1205.5
800
790
780
770
760
750
740
730
337097
337687
336594
336887
TILL
ARDLEY COAL ZONE
BATTLE FORMATION
1205.5
761.1
B'
336887
337188
336735

ALTER NRG

FOX CREEK TECHNICAL REPORT

STRATIGRAPHIC CORRELATION SECTION B-B'
(Elevations Relative to Sea Level)

FIGURE 9-3

"Original signed and sealed by Author"

DRAWN BY: A.W.
CHK'D BY: G.R.J
DATE: 07 02 13

NORWEST


C
C'
880
870
860
850
840
830
820
810
800
790
342960
342899
342998
342873
342857
1935.4
TILL
ARDLEY COAL ZONE
BATTLE FORMATION

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

STRATIGRAPHIC CORRELATION SECTION C-C'
(Elevations Relative to Sea Level)

FIGURE 9-4

DRAWN BY: A.W. CHK'D BY: G.R.J. DATE: 07 02 15	FILE: Fig9-4_Cross Section C-C.dwg 05-2970 ALTER Nrg Coal Study \Report\Figures	NORWEST


D
D'
1719.3
973.0
336420
336481
338289
340174
840
830
820
810
800
790
780
770
760
TILL
ARDLEY COAL ZONE
BATTLE FORMATION

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

STRATIGRAPHIC CORRELATION SECTION D-D'
(Elevations Relative to Sea Level)

FIGURE 9-5

DRAWN BY: A.W.
CHKD BY: G.R.J.
DATE: 07.02.15

NORWEST



R.19
R.18
R.17
R.16 W5M
T.66
T.65
T.64
T.63
Goose
River
Meekwap Lake
Atikkamet
Creek
Losegun
Losegun Lake
River
Raspberry
A
A'
B
B'
C
C'
D
D'

LEGEND

- LAKES AND RIVERS
- ROAD
- ALTER NRG LEASE
- COAL HOLE
- CROSS SECTION LINE

N

0 1000 3000 5000
Metres

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

GEOLOGICAL CROSS SECTIONS LOCATION MAP

FIGURE 9-6

DRAWN BY: A.W.	FILE: Fig9-6_Fox Creek Sec Locs dwg	NORWEST APEGGA Permit P05013
CHK'D BY: G.R.J.	06-2970 ALTER Nrg Coal Study	
DATE: 07 02 15	Report/Figures	



36
38
40
42
44
46
48
50
52
54
56
58
ARDLEY COAL ZONE (15.18m)
Seam 1
Seam 2 Upper
Seam 2 Lower
Seam 3
Seam 4
Seam 5
Seam 6
Seam 7
Seam 8
Seam 9
Seam 10
Seam 11

ALTERNRG

FOX CREEK TECHNICAL REPORT

COAL ZONE STRATIGRAPHIC COLUMN

FIGURE 11-1

"Original signed and sealed by Author"

DRAWN BY: A.W.
CHK'D BY: G.A.J.
DATE: 07 02 15

FILE: Fig11-1_Coal Zone Strat Column
05-2970 ALTER Nrg Coal Study
\Report\Figures

NORWEST

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. These securities may not be sold until a receipt is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, these securities may not be offered or sold in the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements. This prospectus does not constitute an offer to sell or any solicitation of an offer to buy any of the securities within the United States. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

Initial Public Offering

February 26, 2007

ALTER NRG CORP.

Up to $ ●

Up to ● Common Shares

This prospectus qualifies the distribution of up to ● common shares ("**Common Shares**") of Alter Nrg Corp. (the "**Corporation**") at a price of $ ● per Common Share (the "**Offering**"). The price of the Common Shares offered pursuant to the Offering was determined by negotiation among the Corporation and Wellington West Capital Markets Inc., Canaccord Capital Corporation, Raymond James Ltd., TD Securities Inc. and Paradigm Capital Inc. (collectively, the "**Agents**"). This prospectus also qualifies the distribution of the Common Shares issuable pursuant to the Reorganization (as defined below) and the WPC Acquisition (as defined below). See "Plan of Distribution".

A portion of the net proceeds of this Offering will be used, subsequent to the closing of the Reorganization, to complete the acquisition by the Corporation of the issued and outstanding shares of Westinghouse Plasma Corporation ("**WPC**"). Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price (as defined below) in respect thereof. See "The Reorganization", "WPC Acquisition" and "Use of Proceeds".

Price: $ ● Per Common Share

	Price to the Public	Agents' Fee	Net Proceeds to the Corporation[(1)]
Per Common Share	$ ●	$ ●	$ ●
Total[(2)]	$ ●	$ ●	$ ●

Notes:

(1) Before deducting expenses of the Offering, estimated to be $ ● , which will be paid by the Corporation.

(2) Assumes completion of the Maximum Offering (as defined below).

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell the Common Shares purchased under this prospectus. An investment in Common Shares should be considered speculative due to the nature of the Corporation's business which is subject to a number of risks. Subscribers for Common Shares must rely upon the ability and integrity of the management of the Corporation ("Management"). See "Risk Factors".

The Corporation has applied to list its Common Shares on the TSX Venture Exchange (the "TSXV"). Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

Subject to certain assumptions, limitations and restrictions, in the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Agents, as of the date of this prospectus, on closing of the Offering and listing of the Common Shares on a prescribed stock exchange, the Common Shares will be eligible investments as set forth under the heading "Eligibility for Investment".

The Agents conditionally offer the Common Shares, subject to prior sale, on a best efforts basis, if, as and when issued by the Corporation, and delivered to and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Agents by Heenan Blaikie LLP.

Subject to applicable laws in connection with the Offering, the Agents may over-allot or engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Common Shares to be sold pursuant to the Offering will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on or about ● , 2007, and in any event not later than ● , 2007. See "Plan of Distribution".

TABLE OF CONTENTS

	Page
Cautionary Statement Regarding Forward Looking Statements	2
Non-GAAP Financial Measures	3
General Prospectus Disclosure Matters	4
Summary	5
Glossary	13
Abbreviations	16
Definitions Related to the Norwest Report	16
Description of Gasification Process	18
Alter Nrg Corp.	18
Development of the Business	19
Coal Rights	19
WPC Acquisition	24
Description of the Business	28
Project Opportunities and Market Descriptions	30
The Corporation's Execution and Technical Strengths	42
Industry Overview	43
The Reorganization	49
Use of Proceeds	52
Selected Financial Information	52
Management's Discussion and Analysis Regarding the Trust	53
Directors and Officers	56
Executive Compensation	62
Indebtedness of Directors and Executive Officers	66
Plan of Distribution	66
Consolidated Capitalization of the Corporation	67
Description of Share Capital	67
Options and Other Rights to Purchase Securities	68
Prior Sales of Securities	68
Principal Holders of Common Shares	69
Escrowed Securities	69
Risk Factors	70
Eligibility for Investment	74
Material Contracts	74
Interest of Management and Others in Material Transactions	74
Promoters	75
Dividend Record and Policy	75
Legal Proceedings	75
Legal Matters	75
Auditors, Registrar and Transfer Agent	75
Interest of Experts	75
Statutory Rights of Withdrawal and Rescission	76
Auditors' Consent	77
Financial Statements of Alter Nrg Corp.	F-1
Financial Statements of Alter Nrg Income Fund	F-5
Pro Forma Financial Statements	F-16
Financial Statements of Westinghouse Plasma Corporation	F-23
Certificate of the Corporation and the Promoters	C-1
Certificate of the Agents	C-2

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this prospectus may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate" and other similar terminology. These statements reflect the Corporation's current expectations regarding future events and operating performance and speak only as of the date of this prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed below and under "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what Management believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances.

In particular, this prospectus contains forward-looking statements pertaining to the following:

- capital expenditure programs;
- supply and demand for the Corporation's services and industry activity levels;
- commodity prices;
- income tax considerations;
- treatment under governmental regulatory regimes;

- dependence on equipment suppliers and equipment improvements;
- dependence on personnel;
- collection of accounts receivable;
- operating risk liability;
- expectations regarding market prices and costs;
- ability to raise additional capital;
- expansion of services in domestic and international markets; and
- competitive conditions.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

- reliance on Management;
- reliance on technical and field personnel;
- competition;
- dependence on suppliers;
- regulatory and political risk factors;
- commodity price volatility;
- prices for end products;
- potential environmental liability;
- operating risks and insurance limits;
- sensitivity to fixed costs;
- reliance on technology;
- risk of third party claims for infringement of intellectual property rights;
- access to additional financing;
- conflicts of interest;
- litigation;
- absence of prior public market for the Common Shares;
- dilution and future sales of Common Shares;
- failure to realize anticipated benefits of acquisitions;
- currency exchange rate risk;
- aboriginal claims; and
- the other factors considered under "Risk Factors".

NON-GAAP FINANCIAL MEASURES

Throughout this prospectus, the term "cash flow" is used to refer to cash flow from operations, being net revenue less all operating and general and administrative costs, before charges to working capital related to operating activities. The term cash flow is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Cash flow may not be comparable to similar measures presented by other issuers, and investors are cautioned that cash flow should not be considered as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP.

Cash flow is provided as a measure of financial performance because such term is commonly used by investors to evaluate energy sector projects. Accordingly, Management believes that cash flow is a useful measure for prospective investors in evaluating the financial performance of the Corporation, and specifically, the ability of the Corporation to generate cash flow from its projects and fund projects and endeavours through cash flow from operations.

GENERAL PROSPECTUS DISCLOSURE MATTERS

Although the subsidiaries of the Trust currently operate the Existing Business to be acquired by the Corporation pursuant to the Reorganization, unless otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "The Reorganization" have been completed and the Corporation (either directly or through its subsidiaries) operates the Existing Business. In that context, references to the Corporation include, where required, a reference to the Corporation indirectly through its subsidiaries.

SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the Glossary for the definitions of certain terms used in this prospectus and in this Summary.

Description of Gasification Process

Gasification can convert any low value carbon-containing feedstock, including municipal waste, biomass (wood chips, agricultural waste), petroleum coke ("**petcoke**"), refinery residue and coal, into high value energy products including hydrogen, synthesis gas ("**syngas**"), steam, electricity and transportation fuels. The gasification process, as compared to conventional energy production methods such as coal fired power plants, also reduces air emissions, including greenhouse gases, sulphur oxides and nitrous oxides. All gasification reactor designs have similar internal chemical reactions, however the process efficiencies can be varied by using different combinations of pressure and temperature. See "Industry Overview — The Gasification Process".

Additionally, gasification is a commercially proven and well established process. For instance, South Africa has been commercially applying gasification to create gasoline and diesel fuel for over 30 years. Approximately 30% of South Africa's current transportation fuel needs are derived from coal gasification (Source: World Coal Institute, "Coal: Liquid Fuels", October 2006). Until recently, gasification has been more expensive than conventional production, but the increasing spread between the cost of gasification feedstocks like coal and the price of gasification products like biodegradable sulphur-free diesel have made gasification more economical in the production of liquid fuels. See "Industry Overview — The Gasification Process."

Management believes that due to gasification's: (i) matrix of potential inputs and outputs; (ii) potential environmental benefits versus other energy production methods; and (iii) proven and established process, the Corporation will be provided with a wide range of business opportunities and the flexibility to maximize value in an environment of volatile commodity prices.

Alter Nrg Corp.

The Corporation was incorporated under the ABCA on February 20, 2007. The head and registered offices of the Corporation are located at Suite 420, 1414 – 8th Street S.W., Calgary, Alberta, Canada T2R 1J6.

The Corporation is a development-stage entity pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Corporation's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy.

The Corporation's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur free diesel, ethanol, steam or electricity, all of which are fundamental products for the world's growing energy needs.

The Corporation, which has the ability to economically capture carbon dioxide ("$\mathbf{CO_2}$") while producing energy through use of the WPC Technology (as defined in "WPC Acquisition — WPC Technology"), will endeavour to help industries meet their energy needs while reducing emissions of greenhouse gases and complying with any upcoming government mandated greenhouse gas emission limitations.

Alter Nrg, the Corporation's predecessor to the Existing Business (as defined below), was incorporated in November 2005 and commenced operations in March 2006 and has since secured an established gasification technology, namely the WPC Technology (see "Development of the Business" and "WPC Acquisition"), secured a suitable coal resource for gasification, assembled a strong and experienced management team (comprised of an experienced group of engineering and project management professionals who have worked together for up to 20 years), and developed a focused and tangible business plan. The Corporation believes that assembling these key components uniquely positions it as a fully integrated gasification company that is well positioned to execute its plans in the dynamic and growing gasification market. See "Alter Nrg Corp.".

Development of the Business

Since inception in March 2006, the Corporation has taken the following steps towards its objective of becoming a leading North American fully integrated gasification corporation:

- On June 5, 2006, Alter Nrg entered into a license agreement with WPC (the "**WPC License**") with respect to the WPC Technology. The fundamental terms of the WPC License are as follows:

- The exclusive right to use the WPC Technology in Canada for coal, petcoke and refinery residue for an initial term of five years up to June 5, 2011.
- The exclusive right to use the WPC Technology for all other feedstocks, including municipal waste and biomass in Western Canada, and a right of first refusal to participate in projects in Eastern Canada using these feedstocks.

- In August 2006, Alter Nrg procured eight Crown coal leases, comprising 27,456 hectares in total, in three geographic areas within Alberta suitable for surface coal mining of sub-bituminous coal. The key area is the Fox Creek Property, which has approximately 770 million tonnes of coal in place (as evaluated in the Norwest Report). See "Coal Rights".
- On December 2, 2006, Alter Nrg entered into the Share Purchase Agreement (as defined below) to acquire all of the WPC Shares (as defined below). See "WPC Acquisition".
- Assembling a strong technical team of professionals who have a history of innovation and effective project execution. See "The Corporation's Execution and Technical Strengths".
- From March 2006 to January 2007, Alter Nrg Income Fund (the "**Trust**") raised $13.5 million through issuances of trust units of the Trust (the "**Trust Units**"), with $9.0 million cash remaining at December 31, 2006. See "Prior Sales of Securities".

See "Development of the Business".

WPC Acquisition

On December 2, 2006, Alter Nrg entered into a share purchase agreement, as amended on February 20, 2007 (the "**Share Purchase Agreement**"), with Dr. Shyam Dighe ("**Dighe**") and a minority shareholder (collectively, the "**WPC Shareholders**") pursuant to which Alter Nrg agreed to acquire all of the issued and outstanding shares (the "**WPC Shares**") of WPC (the "**WPC Acquisition**"). WPC is a private corporation organized under the laws of the Commonwealth of Pennsylvania. On ● , 2007, the Share Purchase Agreement was further amended and assigned by Alter Nrg to the Corporation.

The purchase price (the "**Purchase Price**") to be paid to the WPC Shareholders pursuant to the Share Purchase Agreement is an aggregate of US$29,000,000, of which US$22,000,000 is payable in cash (the "**Cash Portion**") with the balance payable through the issuance of that number of Common Shares (at the Offering Price (as defined below)) equal to US$7,000,000 (the "**Share Portion**").

See "WPC Acquisition — Acquisition Terms".

Comparison of the WPC Technology and Conventional Gasification

The Corporation believes that the WPC Technology has the following advantages over conventional gasification technologies.

- **Environmentally Benign.** The WPC Technology has the capability of operating at much higher temperatures than any conventional gasifier, producing a glass-like non-leachable slag from any feedstock. Current analysis conducted by WPC indicates that the slag is environmentally benign and could be used directly in the construction of buildings and roads. Many other gasification technologies produce a leachable ash that must be landfilled or treated before it can be used.
- **Wide Range of Feedstocks.** The feedstock for all conventional gasifiers must undergo a preparation process to make it suitable for gasification. In some cases, the feedstock for conventional gasifiers must meet very tight tolerances for size, heating value and moisture content. The WPC Technology can accommodate very heterogeneous feedstocks.
- **Variable Heating Value.** The WPC Technology can handle feedstocks with a very wide range of heating value; everything from waste to bitumen. The gasifiers marketed by most of the large gasifier companies do not accept waste or biomass as a feedstock. Because of the intense temperatures generated by a plasma gasifier utilizing the WPC Technology, it can also safely handle hazardous waste.
- **Metal Recovery.** Because the WPC Technology produces a slag and not ash, it is significantly easier and less costly to recover valuable metals.

- **High Reliability.** The WPC Technology is based on the foundry cupola, a well known and simple design used for centuries in the mining and ore industry. Management believes the simple design of the Reactor (as defined in "WPC Acquisition — WPC Technology") results in higher plant availability and produces a high quality syngas.

See "WPC Acquisition — Comparison of the WPC Technology and Conventional Gasification".

Acquisition Rationale

The Corporation believes that the WPC Acquisition will provide the Corporation with the following benefits:

- **Positive Cash Flow with Upside Potential.** WPC has had positive cash flow for the past several years. WPC is a research and development focused organization which has not allocated significant resources towards business development. Management believes that with increased business development efforts, WPC's cash flow can be increased. In addition, WPC has existing customers that are expected to provide future revenue streams.
- **Commercially Proven Technology.** The key component of the WPC Technology, being the plasma gun, has been applied commercially for over 15 years and has benefited from years of research and development conducted by Westinghouse Electric Corporation ("**WEC**"). It is commercially proven in gasification with several operational gasification facilities that have proven to be robust and reliable.
- **Direction over the Technology.** Ownership of WPC, and therefore, the WPC Technology, means the Corporation can direct WPC's research, development and strategy to benefit the Corporation's projects going forward.
- **Access to Global Markets.** WPC has recently made sales of the WPC Technology to a company in India and has sales opportunities in the U.S. and other countries. This provides the Corporation an opportunity to participate and develop projects worldwide.
- **Access to Research and Development.** WPC has completed approximately 100 pilot tests, has 24 active patents worldwide and has a wealth of expertise in plasma systems and plasma gasification. The Corporation believes that this research and development experience will allow the Corporation's technical personnel to explore additional business opportunities.
- **Multiple Product Applications.** Plasma systems have been and can be applied to commercial applications other than gasification which Management believes provides the potential to increase sales volumes by WPC.
- **Broader Gasification Solutions.** The combination of the plasma gasification experience at WPC with the engineering, construction, and balance of plant expertise of the Corporation is expected to allow the joint entity to provide a more complete gasification system for the customer.
- **Infrastructure.** The Plasma Center is an approximately 30,000 square foot pilot and office facility outside Pittsburgh, Pennsylvania where WPC has performed approximately 100 pilot tests on varying feedstocks.

See "WPC Acquisition — Acquisition Rationale".

Corporate Strategy

Vision

To become a senior energy producer by leading the development of innovative gasification projects for commercial energy production.

Mission

- To participate in strategic or financially accretive projects or make acquisitions in the emerging alternative energy market.
- To be a leader in innovative gasification-related technologies applied to produce profitable and clean alternative energy solutions.
- To invest in the skills of the Corporation's people who will provide the creativity, determination and passion to generate growth in Shareholder (as defined below) value.
- To conduct its activities with transparency and fairness and to work together to form positive relationships in the communities in which the Corporation operates and with all of its stakeholders.

See "Description of the Business — Corporate Strategy".

Target Markets

The Corporation initially intends to focus its efforts on the following three target markets:

1. WTE: Gasification of waste products to produce syngas or electricity.
2. Oilsands: Gasification of petcoke or refinery residue for the production of syngas to be used in SAGD (as defined below) projects and hydrogen for use in bitumen upgrading.
3. CTL: Gasification of coal to create hydrogen, syngas, naphtha and sulphur-free diesel.

Corporate Objectives and Milestones

Overview

To meet its long term objective of becoming a senior energy producer, the Corporation is using a staged strategy in each of its three target markets, as discussed below.

Management believes the target markets provide the opportunity to grow rapidly and in staged increments. The initial waste to energy ("**WTE**") project is expected to cost approximately $105 million for 1,100 boe/d of production which is an achievable size of project to provide initial cash flow and strengthen the Corporation's balance sheet. The WPC Technology is commercially proven in WTE projects, and the Corporation is advancing business relationships with both government and private waste companies in an effort to have a commercial scale WTE facility operational within a three year timeframe. The Corporation will then look to replicate WTE on a larger scale throughout North America in markets that offer the economic potential outlined under "Project Opportunities and Market Descriptions — Waste to Energy Market". Management believes that it has significant opportunities in the Ontario WTE market alone to provide accretive growth in its energy production base and cash flow.

The oilsands are expected to be a crucial part of Alberta's future growth. The oilsands require an enormous amount of energy in order to extract the bitumen and turn it into saleable energy products. Gasification is an attractive method to provide energy for the extraction process using a by-product of upgrading (petcoke) as the feedstock to produce steam or hydrogen while offering attractive project returns. Management believes that the WPC Technology, combined with a modular construction approach, can provide a flexible and scalable energy solution for oilsands producers. The Corporation's short term objective is to optimize and showcase the WPC Technology, for application in an oilsands process, in a joint demonstration facility (for both oilsands and coal to liquids ("**CTL**")) to be constructed over the next 18 months at a cost of $10 million to $20 million. Management is currently discussing its oilsands gasification solution with several companies and intends to aggressively pursue undertaking gasification facilities projects in the oilsands which would each produce approximately 4,000 boe/d or greater once the demonstration facility is completed.

The Corporation has acquired the Fox Creek Property which provides ownership of feedstock resources which can be used to develop a CTL project to produce gasoline or diesel. See "Coal Rights — Fox Creek Property". As described under the heading "Industry Overview", CTL facilities have been producing significant quantities of liquid fuels worldwide, and numerous projects are being developed worldwide in this growth industry. The Corporation believes that CTL presents an opportunity offering attractive returns on projects and long-lived production. Management expects to use a modular construction approach to allow it to construct smaller 5,000 bbl/d to 10,000 bbl/d facilities at attractive project returns and to thereafter develop larger scale projects. The Corporation's short term objective is to optimize and showcase the WPC Technology, for application in CTL, in a joint demonstration facility as referenced in the preceding paragraph. Thereafter, Management will attempt to develop joint venture relationships to contract coal or develop its coal resource for larger, commercial scale facilities.

Short Term

The following is a summary of the Corporation's short term objectives:

- Increasing WPC's existing revenue streams subsequent to the completion of the WPC Acquisition, through increased worldwide licensing and sales from the application of disciplined business development and marketing sales practices. See "WPC Acquisition".
- Utilizing the WPC Technology to pursue WTE opportunities in Ontario by developing a commercial scale WTE facility. See "Project Opportunities and Market Descriptions — Waste to Energy Market".
- Advancing a small scale field demonstration facility with the WPC Technology utilizing coal and petcoke feedstocks. Such a facility is expected to begin construction in 2008 at a cost of $10 million to $20 million.

Preliminary engineering indicates the WPC Technology has the potential to efficiently gasify feedstocks, including coal and petcoke, at lower capital and operating costs than conventional gasification technologies; however, a demonstration facility will be required to substantiate this advantage.

- Advancing commercial scale Western Canadian gasification opportunities using coal and petcoke as feedstocks. The Corporation intends to advance engineering, regulatory, resource assessment and business development activities during 2007 and through 2009 as the demonstration facility is under development.
- Responding to strategic or financially accretive acquisition opportunities that may arise in the gasification industry that will strengthen operating cash flow and support and accelerate the Corporation's business plan.

See "Description of the Business — Corporate Objectives and Milestones".

Comparison of Gasification to Conventional Oil and Gas Production

It can be difficult to compare gasification facilities to those of conventional energy companies even though both ultimately produce income from energy products. One of the key metrics that measures capital efficiency is the Recycle Ratio. This is one measure of how effectively a company is investing its cash and is obtained by dividing the cash flow per boe by the capital cost per boe, with higher values showing greater capital efficiency. Gasification projects are projected to have Recycle Ratios of 4.6 to greater than 7.0 as compared to the conventional oil and gas industry which, according to a FirstEnergy Capital Corp. analysis published in August 2006, had Recycle Ratios of approximately 1.6 to 2.4.

Gasification facilities operating at scale have a low estimated operating cost environment compared to conventional oil and gas, which provides premium cash flow per boe. The CTL and WTE projects have high cash flow per bbl of energy equivalent production due to the associated supplemental revenue streams. Gasification facilities have long term uniform production rates. The related long-lived cash flow from production over the 30 year facility life provides for attractive capital costs on a per boe basis.

See the table below for a comparison of the estimated operating metrics of the Corporation's planned gasification facilities by target market compared to conventional energy company averages:

	Corporate Projects			
	WTE Facility	Oilsands Petcoke Facility	CTL Facility	Conventional Oil and Gas
Cash flow per boe	$61.00	$36.90	$62.00 to $69.00	$24.32 to $29.13
Capital cost per boe	$8.00 to $9.00	$7.50	$11.00 to $13.50	$11.81 to $18.63
Recycle Ratio	Greater than 7.0	4.9	4.6 to 6.3	1.56 to 2.41

Notes and Assumptions:

(1) Conventional oil and gas data provided from FirstEnergy Capital Corp., 2006 Edition of "Finding, Development and Acquisition Cost analysis based on 2005 operating results". The data provided includes companies of all sizes and is organized into small capitalization entities (less than $500 million market capitalization) mid-capitalization entities ($500 million to $2.5 billion in market capitalization), and large capitalization entities (greater than $2.5 billion market capitalization). The data provided is the high and low averages from the size categories. The capital cost per boe equates to the finding, development and acquisition cost per boe including future capital costs and calculated proved plus probable reserves. The values provided in US dollars have been converted to Canadian dollars at an exchange rate of $1.15 : US$1.00.

(2) Cash flow per boe takes revenues, less all operating costs, royalties and general and administrative costs settled with cash at the project level.

(3) Capital cost per boe is calculated by dividing the total facility capital cost by the total boe production from the facility.

(4) Recycle Ratio is calculated by dividing the cash flow per boe by the capital cost per boe.

(5) See "Project Opportunities and Market Descriptions" for further assumptions regarding project economics.

See "Description of the Business — Comparison of Gasification to Conventional Oil and Gas Production".

Selected Financial Information

The following tables present a summary of data for the Trust derived from the consolidated financial statements of the Trust as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006 and certain pro forma information of the Corporation after giving effect to the Reorganization (as defined in "The Reorganization") and the WPC Acquisition.

The unaudited pro forma consolidated balance sheet was prepared as if: (a) the Reorganization; (b) the issuance of ● Common Shares for net proceeds of approximately $ ● pursuant to the Maximum Offering; and (c) the WPC Acquisition had occurred on December 31, 2006 and the pro forma consolidated statement of operations assumes that these matters occurred on January 1, 2006.

The following data should be read along with "Management's Discussion and Analysis Regarding the Trust" and the financial statements and related notes of each of the Corporation and the Trust included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

	The Trust	The Corporation
	From the commencement of operations on March 9, 2006 to December 31, 2006	Pro Forma Consolidated for the year ended December 31, 2006 (unaudited)
Sales	$ —	$ 2,280,202
Interest revenue	83,366	83,366
Depreciation	13,568	1,817,857
General and administrative expenses	1,437,436	8,778,915
Management bonus	—	169,668
Stock based compensation	290,253	334,564
Loss	(1,657,891)	(6,400,716)
Loss per Trust Unit/Common Share (basic and diluted)	(0.16)	(●)

	The Trust	The Corporation	
	As at December 31, 2006	As at February 20, 2007	Pro Forma Consolidated as at December 31, 2006 (unaudited)
Working capital	$ 8,466,410	$ 100	$ ●
Capital assets, intangible assets resource properties and deferred costs	2,789,769	—	29,354,965
Total Assets	11,919,896	100	●
Unitholders'/Shareholders' equity	11,256,179	100	●

The Offering

Offering Price	Up to $ ● per Common Share.
Offering	Up to ● Common Shares.
Use of Proceeds	The estimated net proceeds of the Maximum Offering (as defined below) to the Corporation, after deducting the Agents' fee of $ ● and expenses of this Offering and the Reorganization of approximately $ ● , will be approximately $ ● . It is anticipated that the net proceeds of the Offering will be used by the Corporation as follows: • Acquisition of WPC ... ● • Working capital ... ● Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price (as defined below) in respect thereof. See "The Reorganization", "WPC Acquisition" and "Plan of Distribution".
Closing	The closing of the Offering is expected to occur on or about ● , 2007, and in any event not later than ● , 2007.
Eligibility for Investment	In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Agents, the Common Shares will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided they are listed on a stock exchange prescribed for the purposes of the Tax Act at the relevant time. See "Eligibility for Investment".

Risk Factors

An investment in Common Shares should be considered speculative due to the nature of the Corporation's business. In assessing the risks of an investment in the Common Shares, subscribers must rely upon the ability and integrity of Management. An investment in Common Shares is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment. **Purchasers should consult their own professional advisors to assess the income tax, legal and other aspects of an investment in the Common Shares. See "Risk Factors".**

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABCA**" means the *Business Corporations Act* (Alberta), including the regulations thereunder;

"**Adminco**" means Alter Nrg Administration Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Alter Nrg;

"**AERI**" means Alberta Energy Research Institute;

"**Agency Agreement**" means the agency agreement dated as of ● , 2007 among the Corporation and the Agents with respect to the Offering;

"**Agents**" means, collectively, Wellington West Capital Markets Inc., Canaccord Capital Corporation, Raymond James Ltd., TD Securities Inc. and Paradigm Capital Inc.;

"**Alter LP**" means Alter Nrg Limited Partnership, a limited partnership established pursuant to the laws of the Province of Alberta;

"**Alter Nrg**" means Alter Nrg Ltd., a corporation incorporated under the ABCA;

"**Alter Nrg Shares**" means common shares of Alter Nrg;

"**API**" means degrees API, a measure of hydrocarbon density;

"**BDR**" means Bower Damberger Rolseth Engineering Ltd.;

"**bitumen**" means a highly viscous crude oil;

"**bituminous coal**" means a relatively hard coal, of better quality than lignite but of poorer quality than anthracite coal;

"**Board of Directors**" means the board of directors of the Corporation, as from time to time constituted;

"**Break Fee**" has the meaning ascribed thereto under "WPC Acquisition - Acquisition Terms";

"**C&D**" means Construction and Demolition waste matter;

"**Cash Portion**" has the meaning ascribed thereto under "WPC Acquisition - Acquisition Terms";

"**Closing Date**" means the date of the closing of the Offering, expected to be on or about ● , 2007 and in any event not later than ● , 2007;

"**CO_2**" means carbon dioxide;

"**Commercial Trust**" means Alter Nrg Commercial Trust, an unincorporated, open ended trust established under the laws of Alberta;

"**Common Shares**" means common shares of the Corporation;

"**Corporation**" means Alter Nrg Corp., a corporation incorporated under the ABCA;

"**CRA**" means the Canada Revenue Agency;

"**CTL**" means the conversion of coal to liquids;

"**CT Unit**" means a fully paid and non-assessable trust unit of the Commercial Trust;

"**Dighe**" means Dr. Shyam V. Dighe, P.E., the majority shareholder of WPC;

"**diluted basis**" means the number of Common Shares outstanding assuming the exercise of all outstanding options and other rights to acquire Common Shares;

"**DOE**" means the United States Department of Energy;

"**EOR**" means Enhanced Oil Recovery;

"**Escrowed Securities**" has the meaning ascribed thereto under "Escrowed Securities";

"**EUB**" means the Alberta Energy and Utilities Board;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans, each as defined in the Tax Act;

"**Existing Business**" means the business carried on, prior to the Reorganization, by the Trust and its subsidiaries and, subsequent to the Reorganization, by the Corporation and its subsidiaries, as outlined under "Alter Nrg Corp. — Description of the Business";

"**Fox Creek Property**" means Alter Nrg's coal holdings of the Fox Creek, Alberta property located in central Alberta and as described in the Norwest Report;

"**GAAP**" means generally accepted accounting principles in Canada;

"**greenhouse gas effect**" means the phenomenon whereby the earth's atmosphere traps solar radiation, caused by the presence in the atmosphere of gases such as CO_2, water vapour, and methane that allow incoming sunlight to pass through but absorb heat radiated back from the earth's surface;

"**H_2S**" means hydrogen sulfide;

"**IC&I**" means Industrial, Commercial and Institutional waste matter;

"**Kyoto Protocol**" means the result of negotiations between industrial nations in Kyoto, Japan, in December of 1997 which sets binding greenhouse gas emissions targets for countries that sign and ratify the agreement and covers gases such as CO_2, methane, nitrous oxide, hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride;

"**Long Lake Project**" means the OPTI Canada Inc. and Nexen Inc. joint venture SAGD and upgrading oilsands facility near Long Lake, Alberta;

"**LP Agreement**" means the limited partnership agreement between Alter Nrg as general partner and the Commercial Trust, providing for the creation of Alter LP, as the same may be amended from time to time;

"**LP Unit**" means a unit in Alter LP, which entitles the holder thereof to all the rights, benefits and obligations of a limited partner under the LP Agreement;

"**Management**" means, prior to the Reorganization, the management of Alter Nrg and, subsequent to the Reorganization, the management of the Corporation;

"**Maximum Offering**" means the maximum of ● Common Shares offered pursuant to this prospectus;

"**MSW**" means Municipal Solid Waste matter;

"**NEB**" means the National Energy Board;

"**Norwest**" means Norwest Corporation, independent energy, mining and environmental consultants;

"**Norwest Report**" means the technical report dated February 20, 2007 titled "Technical Report Alter Nrg Ltd. Lands Fox Creek Coal Property, Alberta" prepared by Norwest in accordance with the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects;

"**NO_x**" means a mixture of nitrogen monoxide and nitrogen dioxide, a pollutant;

"**NYSE**" means the New York Stock Exchange;

"**October Pronouncement**" means the announcement made by the Minister of Finance (Canada) on October 31, 2006 of the Federal Government's intention to tax, *inter alia*, publicly traded trusts on distributions of income made to beneficiaries;

"**Offered Shares**" means the Common Shares offered pursuant to this prospectus;

"**Offering Price**" means the price per Common Share offered pursuant to this prospectus;

"**Option**" has the meaning ascribed thereto under "Executive Compensation — Unit Option Plan";

"**Option Plan**" has the meaning ascribed thereto under "Executive Compensation — Unit Option Plan";

"**PCB**" means polychlorinate biphenyl;

"**Person**" means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**petcoke**" means petroleum coke, a carbonaceous solid derived from oil refinery coker units or other cracking processes;

"**Plan of Arrangement**" means the statutory plan of arrangement in respect of the Corporation as described "The Reorganization";

"**Post-Closing Escrow Agreement**" means the escrow agreement to be dated the WPC Closing Date among Dighe, the Corporation and U.S. Bank National Association, as escrow agent;

"**Purchase Price**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**Reactor**" has the meaning ascribed thereto under "WPC Acquisition — WPC Technology";

"**Recycle Ratio**" means cash flow per boe divided by the capital cost per boe;

"**Reorganization**" has the meaning ascribed thereto under "The Reorganization";

"**ROE**" means return on equity which is calculated by dividing net earnings, less interest on debt and debt repayments, by average equity and is a measure of the rate of investment return earned on equity;

"**SAGD**" means steam assisted gravity drainage, a production process for recovering bitumen from oilsands;

"**sequestration**" means a technique for the permanent storage of CO_2 or other active compounds so they will not be released to the atmosphere and contribute to the greenhouse gas effect;

"**Shareholder**" means a holder from time to time of Common Shares;

"**Share Portion**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**Share Purchase Agreement**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**Slag**" means a glass-like, non-hazardous product produced from gasification of feedstocks by the WPC Technology;

"**SO_x**" is a shorthand for any of the oxides of sulphur including sulphur monoxide, sulphur dioxide or sulphur trioxide;

"**Stock Option**" has the meaning ascribed thereto under "Executive Compensation — Stock Option Plan";

"**Stock Option Plan**" means the proposed stock option plan of the Corporation;

"**sub-bituminous coal**" means a coal whose properties range from those of lignite to those of bituminous coal and is used primarily as fuel for steam-electric power generation;

"**Superfund site**" means a site designated under the *Comprehensive Environmental Response, Compensation, and Liability Act* which was enacted by the United States Congress on December 11, 1980 to protect people from heavily contaminated toxic waste sites that have been abandoned;

"**syngas**" is the name given to a synthesis gas mixture containing amounts of carbon monoxide and hydrogen;

"**Tipping Fees**" means the revenue received at WTE facility gates from receipt of waste which is based on a combination of weight and type of waste;

"**Trust**" means Alter Nrg Income Fund, a trust established by the Trust Indenture pursuant to the laws of the Province of Alberta;

"**Trust Indenture**" means the indenture dated April 28, 2006 among the Trust Trustee, Alter Nrg and Cameron M. Proctor, as settlor, under which the Trust was created, as the same may be amended from time to time;

"**Trust Trustee**" means Valiant Trust Company or any other entity appointed as trustee of the Trust pursuant to the terms of the Trust Indenture;

"**Trust Units**" means fully paid and non-assessable trust units of the Trust as presently constituted;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**United States**" and "**U.S.**" means the United States, its territories and possessions, any state of the United States and the District of Columbia;

"**Unitholder**" means a holder of record of one or more Trust Units;

"**US$**" means United States dollars;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**WEC**" means Westinghouse Electric Corporation;

"**WPC**" means Westinghouse Plasma Corporation, a private corporation organized under the laws of the Commonwealth of Pennsylvania;

"**WPC Acquisition**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Closing**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Closing Date**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Escrow Terms**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC License**" has the meaning ascribed thereto under "Development of the Business";

"**WPC Shareholders**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Shares**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Technology**" has the meaning ascribed thereto under "WPC Acquisition — WPC Technology";

"**WTE**" means waste to energy; and

"**WTI**" means West Texas Intermediate grade crude oil at a reference sales point in Cushing, Oklahoma, a common benchmark for crude oil.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. On February 23, 2007, the noon exchange rate of the Bank of Canada was $1.0000 = US$0.8632.

ABBREVIATIONS

In this prospectus, the abbreviations set forth below have the following meanings:

bbl/d	barrels of oil per day	mbbl	1,000 barrels
bbls	barrels of oil	mboe	1,000 barrels of oil equivalent
bcf	1,000,000,000 cubic feet of natural gas	mcf	1,000 cubic feet
boe	barrels of oil equivalent	mcf/d	1,000 cubic feet of natural gas per day
boe/d	barrels of oil equivalent per day	mmbtu	1,000,000 British thermal units
btu	British thermal units	mmcf	1,000,000 cubic feet
°C	degrees Celsius	mmcf/d	1,000,000 cubic feet per day
		Mt	1,000,000 tonnes
		mtpy	1,000,000 tonnes per year
		MW	1,000,000 watts
		MWth	1,000,000 watts thermal
		NGL	natural gas liquids
		OOIP	original oil in place
		US$	United States dollars
		$MM	1,000,000 dollars

Note: Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent an economic value at the wellhead.

Conversion of hectares to acres: 1 hectare = 2.471 acres.

DEFINITIONS RELATED TO THE NORWEST REPORT

The disclosure contained in the Norwest Report uses the definitions and applicable mineral resource categories prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended (the "**CIM Standards**"). The CIM Standards definitions of "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are set out for reference below:

An "**indicated mineral resource**" is a mineral resource that is part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

An "**inferred mineral resource**" is a mineral resource that is part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling, and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pit, workings and drill holes. Due to the uncertainty attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource or that it is economically or legally mineable. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource.

A "**measured mineral resource**" is a mineral resource that is part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established with a high level of confidence.

A "**mineral resource**" is the occurrence of a mineral in a form, amount and quality that it has a reasonable prospect for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining. Mineral resources are upgraded to mineral reserves after a preliminary feasibility study shows that the mineral resource is anticipated to be economically mineable and there are no known legal impediments to mining the mineral.

See "Coal Rights".

DESCRIPTION OF GASIFICATION PROCESS

Gasification can convert any low value carbon-containing feedstock, including municipal waste, biomass (wood chips, agricultural waste), petcoke, refinery residue and coal, into high value energy products including hydrogen, synthesis gas ("**syngas**"), steam, electricity and transportation fuels. The gasification process, as compared to conventional energy production methods such as coal fired power plants, also reduces air emissions, including greenhouse gases, sulphur oxides and nitrous oxides. All gasification reactor designs have similar internal chemical reactions, however the process efficiencies can be varied by using different combinations of pressure and temperature. See "Industry Overview — The Gasification Process".

Additionally, gasification is a commercially proven and well established process. For instance, South Africa has been commercially applying gasification to create gasoline and diesel fuel for over 30 years. Approximately 30% of South Africa's current transportation fuel needs are derived from coal gasification (Source: World Coal Institute, "Coal: Liquid Fuels", October 2006). Until recently, gasification has been more expensive than conventional production, but the increasing spread between the cost of gasification feedstocks like coal and the price of gasification products like biodegradable sulphur-free diesel have made gasification more economical in the production of liquid fuels. See "Industry Overview — The Gasification Process."

Management believes that due to gasification's: (i) matrix of potential inputs and outputs; (ii) potential environmental benefits versus other energy production methods; and (iii) proven and established process, the Corporation will be provided with a wide range of business opportunities and the flexibility to maximize value in an environment of volatile commodity prices.

ALTER NRG CORP.

The Corporation was incorporated under the ABCA on February 20, 2007. The head and registered offices of the Corporation are located at Suite 420, 1414 – 8th Street S.W., Calgary, Alberta, Canada T2R 1J6.

The Corporation is a development-stage entity pursuing energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Corporation's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy.

The Corporation's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur free diesel, ethanol, steam or electricity, all of which are fundamental products for the world's growing energy needs.

The Corporation, which has the ability to economically capture carbon dioxide ("$\mathbf{CO_2}$") while producing energy through use of the WPC Technology, will endeavour to help industries meet their energy needs while reducing emissions of greenhouse gases and complying with any upcoming government mandated greenhouse gas emission limitations.

Alter Nrg, the Corporation's predecessor to the Existing Business, was incorporated in November 2005 and commenced operations in March 2006 and has since secured an established gasification technology, namely the WPC Technology (see "Development of the Business" and "WPC Acquisition"), secured a suitable coal resource for gasification, assembled a strong and experienced management team (comprised of an experienced group of engineering and project management professionals who have worked together for up to 20 years), and developed a focused and tangible business plan. The Corporation believes that assembling these key components uniquely positions it as a fully integrated gasification company that is well positioned to execute its plans in the dynamic and growing gasification market.

DEVELOPMENT OF THE BUSINESS

Since inception in March 2006, the Corporation has taken the following steps towards its objective of becoming a leading North American fully integrated gasification corporation:

- On June 5, 2006, Alter Nrg entered into a license agreement with WPC (the "**WPC License**") with respect to the WPC Technology. The fundamental terms of the WPC License are as follows:
  - The exclusive right to use the WPC Technology in Canada for coal, petcoke and refinery residue for an initial term of five years up to June 5, 2011.
  - The exclusive right to use the WPC Technology for all other feedstocks, including municipal waste and biomass in Western Canada, and a right of first refusal to participate in projects in Eastern Canada using these feedstocks.
  - Payments made or to be made by Alter Nrg to WPC under the WPC License include:
    - A $250,000 initial payment upon entering into the WPC Licence on June 5, 2006.
    - The contracting of US$400,000 worth of engineering services from WPC to establish the commercial economics of the WPC Technology, such services to be ordered by Alter Nrg within 6 months of the contract date. Such services have been contracted and will be paid for when rendered.
    - $750,000, payable as to $450,000 in cash and $300,000 in Trust Units, upon the satisfactory completion of the initial engineering services.
    - $600,000 on June 5, 2009 to maintain the exclusivity rights for the remainder of the five year term. This $600,000 is not payable if an order for a Plasma Torch System having a value of at least US$5 million is placed prior to June 5, 2009 and is refundable if such an order is placed after June 5, 2009 but before the end of the initial five year term.
    - $400,000, payable as to $200,000 in cash and $200,000 in Trust Units, at the earlier of the startup of an initial project utilizing the WPC Technology and 48 months.
    - US$600,000 per year for each year after the initial five year term unless Alter Nrg places US$5 million of plasma torch system orders by Alter Nrg or a customer of Alter Nrg to extend the exclusivity feature one year for each US$5 million payment.
- In August 2006, Alter Nrg procured eight Crown coal leases, comprising 27,456 hectares in total, in three geographic areas within Alberta suitable for surface coal mining of sub-bituminous coal. The key area is the Fox Creek Property, which has approximately 770 million tonnes of coal in place (as evaluated in the Norwest Report). See "Coal Rights".
- On December 2, 2006, Alter Nrg entered into the Share Purchase Agreement to acquire all of the WPC Shares. See "WPC Acquisition".
- Assembling a strong technical team of professionals who have a history of innovation and effective project execution. See "The Corporation's Execution and Technical Strengths".
- From March 2006 to January 2007, the Trust raised $13.5 million through issuances of Trust Units, with $9.0 million cash remaining at December 31, 2006. See "Prior Sales of Securities".

COAL RIGHTS

In 2001, Mr. Michael E. Heier engaged LAS Associates Ltd. and Retread Resources Ltd., both organizations with Western Canadian coal expertise, to identify surface mineable coal resource acquisition opportunities in Alberta and Saskatchewan. A list of 39 favourable Alberta deposits and several Saskatchewan deposits were identified from which Mr. Heier and consultants from the foregoing organizations generated a list of what they considered to be the most promising prospects. These prospects were ranked based on criteria that Mr. Heier and the consultants believed would be suitable for gasification.

Coal Lease Purchase Summary

On August 3, 2006, Alter Nrg successfully procured eight coal leases through a public sale held by the Mineral Development Division of the Alberta Department of Energy. The aggregate purchase price was $964,096, which included the bonus, first year lease rent and the posting fee. The annual rental fee for all eight leases will be $96,096, for a 15-year term. The eight leases, located in three separate areas, are further described below.


ALBERTA
Fox Creek
Hinton Area
Wetaskwin Area

Fox Creek Property

Norwest Report

Alter Nrg retained Norwest to prepare the Norwest Report in respect of its Fox Creek Property. Norwest is an independent firm of energy, mining and environmental consultants that has been working in the field of mineral resource and mineral reserve estimation since 1979. Norwest is an international firm, with its Canadian head office located in Calgary. Geoff Jordan, P.Geol., and Craig Acott, P.Eng., each a "qualified person" in accordance with the requirements of National Instrument 43-101, were responsible for the Norwest Report.

The Norwest Report has been filed by the Corporation with the securities regulatory authorities in each of the provinces of Canada, except Quebec, and is available on www.sedar.com. **The following information is a summary only of certain of the information contained in the Norwest Report. Reference should be made to the complete text of the Norwest Report for a further discussion of the key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves described below, as well as the methods used to verify the data disclosed.**

Property Description and Location

The Fox Creek Property is centred approximately on Township 65, Range 18 W5, which is about 27 kilometres northeast of the town of Fox Creek, in the plains region of central Alberta. The Fox Creek Property is located on Highway #43, midway between Edmonton and Grande Prairie.

The coal license tenures for the Fox Creek Property are held by Alter Nrg under six Alberta Government Mineral Agreements as shown in the table below. The Fox Creek Property covers an area under tenure of 21,760 hectares. The resource area is situated over approximately 15,000 hectares within the coal tenures. The Fox Creek Property is encumbered by Crown coal royalties that are payable on coal production. Under the current regulations, the royalty rate for Crown owned sub-bituminous coal is $0.55 per tonne.

Coal License Tenures and Applications

Agreement Number	Term Date	Area (ha)	Meridian/ Range/ Township	Sections
013 1306080743	2006-08-04	5,888	5-17-064	22,23,24W,25-28,31-36
			5-17-065	1-6,8S,9-12
013 1306080744	2006-08-04	3,328	5-18-064	4-6,8-10,15-18,20,21S,22S
			5-19-064	1
013 1306080745	2006-08-04	3,584	5-17-065	19-23,27-33
			5-18-065	25,36
013 1306080746	2006-08-04	4,096	5-18-065	9-11,14-16,19-22,28-33
013 1306080747	2006-08-04	2,816	5-18-066	5,6
			5-19-065	23-26,36
			5-19-066	1,2,11,12
013 1306080748	2006-08-04	2,048	5-17-066	3-7
			5-18-066	1,2,12

There are no areas of previous underground or surface mining within the Fox Creek Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fox Creek Property is accessible via Highway #43 and a network of secondary oil and gas roads that extend from Highway #43. The closest major centre is the town of Fox Creek (13 kilometres to the southwest), and the closest settlements are Two Creeks (28.5 kilometres to the south), Goose Mountain Provincial Park (33 kilometres to the northeast) and Meekwap Lake (located in the centre area). Major power and natural gas pipelines are in close proximity to the Fox Creek Property.

The Fox Creek Property is bordered on the east by Swan Hills and on the southwest by outliers of the Rocky Mountain Foothills. Two main rivers, the Simonette and Little Smoky, establish the principal northward drainage pattern in the area. Topography is typified by flat to gently rolling terrain, generally from 670 metres to 730 metres above sea level, underlain by bedrock with thin till cover or by extensive postglacial lacustrine sediments. This low plain is disrupted by irregular sub-parallel distinctive sandstone ridges, particularly to the northwest. Extensive areas of interrupted drainage are typified by black spruce bogs and muskeg. To a certain extent, the physiography is a reflection of underlying bedrock geology with higher ridges characteristic of hard siltstones and sandstones while lower areas are underlain by softer lithologies including coal.

History

The Research Council of Alberta conducted the first modern coal exploration in the Fox Creek area in 1968 and 1969. The Research Council drilled over 60 rotary drill holes and produced reports of this exploration. The leases were subsequently acquired by Shell Canada Limited ("**Shell**") and Esso Resources Canada Limited ("**Esso**").

Shell conducted drilling exploration from 1972 to 1974 on the leases that they acquired and began mine design work subsequent to this. Exploration activities, however, were suspended by Shell in 1976. In 1977, Alberta Power Limited reviewed and studied the Shell exploration data with a view to acquiring some of the areas and developing a power generation station; however, this project did not proceed. Shell reactivated its project in 1991, but has not undertaken new drilling since that time.

The Fox Creek leases that were acquired by Esso were drilled and sampled in 1974 and further work was conducted in 1978 and 1979. Esso prepared a preliminary feasibility study in 1981 for the development of a dragline surface mine but no further work has occurred since that time.

Alter Nrg acquired the coal leases related to the Fox Creek Property through a public sale held by the Mineral Development Division of the Alberta Department of Energy for $795,000.

Geological Setting

The Fox Creek Property is located in the central plain area of Alberta. Regionally, the strata in this area lie on the eastern limb of the Alberta Syncline. Beds generally strike northwest — southeast and dip very gently in a west-southwest direction. The coal seams are contained in the Lower and Upper Ardley coal zones. The Ardley zone consists of 11 correlatable coal units within a stratigraphic thickness of approximately 15 metres. Bentonitic layers are common within this zone. Correlation of coal beds within the lease areas is not difficult, but seam thickness variations and pinch-outs are common. Channelling, or complete replacement of coal beds by sandstone units is a less common feature.

Exploration

To date, neither Alter Nrg, nor any third party on behalf of Alter Nrg, has conducted any exploration of the Fox Creek Property.

Mineralization

The sub-bituminous coal at the Fox Creek Property is part of the Scollard Formation. The coal seams are relatively consistent in nature, but thickness variations from place to place do occur. There are 11 seams intercalated with bentonite layers and shale and the aggregate thickness of a typical section is 9.26 metres.

Drilling

Previous drilling carried out between 1967 and the present has resulted in over 400 coal exploration drill holes being drilled throughout the entire Fox Creek Property. Alter Nrg has not conducted any drilling.

Sampling, Analysis and Security

Typical procedures for sampling coal seams at the Fox Creek Property involved coring or the use of rotary drilling. Cores were examined following retrieval and all field subsamples were then sealed before being forwarded to an independent laboratory for testing and analysis. Composite samples were blended at the laboratory for further analysis.

Samples were collected from drill core and cuttings and submitted for analysis using methods that are standard for the coal industry. The cores were measured and described to document various attributes including lithology, colour, hardness and grain size. Each core was subject to a down-hole geophysical logging program used to identify rock types. Geologists measured thickness and described the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis. Recovered core was measured to determine an overall recovery by comparing the recovered core length with the coring run length recorded by the driller. Recovered core was measured and compared to the coal interval thickness determined from the geophysical log suite. Collected samples were cleaned of any mud contamination and placed in individual plastic bags. The bags were labelled on the outside with both the core hole and sample number and sealed with plastic tape to prevent excessive moisture loss. The sample bags were placed together in a collection bag for the core hole before being placed in palletized containers and shipped to an independent lab for analysis.

Fox Creek Property Mineral Resources

The resource information on the Fox Creek Property is as reported in the Norwest Report.

In preparing the Norwest Report, Norwest confirmed the documented geology and coal development and verified the coal resources by conducting data reviews, geologic modeling, resource calculations and a site visit. Norwest employed MineSight software to construct a gridded seam model of the Fox Creek Property in order to estimate volumes of in-place coal resources. The geological model that has been prepared for the Norwest Report includes a total of 201 holes. Key horizons or "surfaces" were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of the coal seam modeled. In addition, Norwest reviewed initial geological interpretations and their relationship to the raw data were confirmed through use of the EUB coal database.

In the Fox Creek Property area, the near-surface coals are ranked sub-bituminous C. Coal core samples were subjected to a number of analyses to determine the level of moisture, ash, volatile matter and fixed carbon in the coal, to determine the percent of sulphur in the coal, and to determine the amount of energy in kilojoules per kilogram of coal.

The following table sets forth Alter Nrg's in-place mineable coal resources as at February 20, 2007:

Fox Creek Coal Project
Coal Resource Summary
as at February 20, 2007

ASTM Group	In-Place Surface Mineable Coal Resources down to 13:1 strip ratio (tonnes)		
	Measured	Indicated	Inferred
Sub-bituminous C	400,042,000	370,256,000	111,768,000
Total	**770,298,000**		**111,768,000**

	In-Place Surface Mineable Coal Resources 13:1 down to 20:1 strip ratio (tonnes)		
	Measured	Indicated	Inferred
Sub-bituminous C	11,047,000	25,048,000	17,820,000
Total	**36,095,000**		**17,820,000**

Notes:

(1) Coal mineral resources are reported in thousands of metric tonnes in ground before mining and without the application of recovery factors. However, minimum mineable seam thickness and maximum removable parting thickness were considered. Coal mineral reserves are not included in coal mineral resources. Coal mineral resources do not have demonstrated economic viability.

(2) Coal mineral resources are classified as to the assurance of their existence into one of three categories: measured, indicated and inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. See "Definitions Related to the Norwest Report".

The following table sets forth the quality of the Alter Nrg's coal resources by seam:

Summary In-Place Coal Quality

Seam No.	Air Dried Analyses		
	Moisture (%)	Ash (%)	Heating Value (MJ/Kg)
1	12.00	22.20	19.55
2 Upper	8.40	26.70	18.99
2 Lower	11.10	28.40	18.16
3	10.40	43.50	13.53
4	11.45	26.43	18.13
5	11.40	41.20	13.76
6	8.90	46.20	12.50
7	10.04	38.53	14.90
8	10.60	26.50	18.86
9	10.02	40.74	14.15
10			
11	12.95	23.87	18.96
Average	**10.48**	**32.84**	**16.59**

Notes:

(1) Coal mineral resources are reported in thousands of metric tonnes in ground before mining and without the application of recovery factors. However, minimum mineable seam thickness and maximum removable parting thickness were considered. Coal mineral reserves are not included in coal mineral resources. Coal mineral resources do not have demonstrated economic viability.

(2) Coal mineral resources are classified as to the assurance of their existence into one of three categories: measured, indicated and inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. See "Definitions Related to the Norwest Report".

Exploration and Development

At this time, Alter Nrg is not conducting exploration or development activities on the Fox Creek Property, nor does it currently have plans to commence such exploration or development. In the future, Management anticipates that coal from the Fox Creek Property will be used as feedstock for its gasification projects.

Hinton and Wetaskiwin

Alter Nrg also acquired two coal leases in the Hinton and Wetaskiwin areas of Alberta. The Hinton properties have a history of exploration dating back to the 1970's and bore holes indicate that it is a high grade sub-bituminous coal. The Corporation is advancing third party resource technical assessment work. Currently, Management believes these coal leases are longer term business prospects and not currently material to its business plan.

Conversion of Coal to Liquid Fuels

Based on third party data, Management believes that one tonne of coal will equate to approximately 1.6 boe of liquid fuels, such as gasoline or diesel, through gasification. The Fox Creek Property, with its approximately 770 million tonnes of coal (as evaluated in the Norwest Report), is expected to be used by the Corporation as feedstock for its CTL projects. See "Project Opportunities and Market Descriptions — Coal to Liquids Market — The Corporation's CTL Strategy".

WPC ACQUISITION

Acquisition Terms

On December 2, 2006, Alter Nrg entered into a share purchase agreement, as amended on February 20, 2007 (the "**Share Purchase Agreement**"), with Dighe and a minority shareholder (collectively, the "**WPC Shareholders**") pursuant to which Alter Nrg agreed to acquire all of the issued and outstanding shares (the "**WPC Shares**") of WPC (the "**WPC Acquisition**"). WPC is a private corporation organized under the laws of the Commonwealth of Pennsylvania. On ● , 2007, the Share Purchase Agreement was further amended and assigned by Alter Nrg to the Corporation.

The purchase price (the "**Purchase Price**") to be paid to the WPC Shareholders pursuant to the Share Purchase Agreement is an aggregate of US$29,000,000, of which US$22,000,000 is payable in cash (the "**Cash Portion**") with the balance payable through the issuance of that number of Common Shares (at the Offering Price) equal to US$7,000,000 (the "**Share Portion**"). The entirety of the Share Portion is payable to Dighe. At the closing of the transaction contemplated by the Share Purchase Agreement (the "**WPC Closing**"), the Cash Portion and the Share Portion will be payable to the WPC Shareholders, with the exception of US$4,100,000 of the Cash Portion and US$1,000,000 of the Share Portion payable to Dighe, which will be held in escrow pursuant to the Post-Closing Escrow Agreement and released to Dighe in increments over the balance of 2007. Within 90 days of the date of the WPC Closing (the "**WPC Closing Date**"), the Purchase Price will be adjusted on a dollar for dollar basis by: (i) being decreased by any amount by which WPC's working capital balance (calculated pursuant to the Share Purchase Agreement) as at the WPC Closing Date is less than US$150,000; or (ii) being increased by any amount by which WPC's working capital balance (calculated pursuant to the Share Purchase Agreement) as at the WPC Closing Date is greater than US$150,000, to a maximum increase of US$325,000. In the circumstances contemplated by (i) above, the WPC Shareholders will make payment to the Corporation of any difference owing, and in the circumstances contemplated by (ii) above, the Corporation will make payment to the WPC Shareholders of any difference owing.

Notwithstanding the existence of the Post-Closing Escrow Agreement, Dighe has agreed that the Common Shares comprising the Share Portion will be subject to contractual escrow on terms substantially similar to those imposed on the Corporation's directors and officers pursuant to the Offering (the "**WPC Escrow Terms**") if such terms are more onerous than those contained in the Post-Closing Escrow Agreement. It is anticipated that on the WPC Closing Date, Dighe will enter into an agreement substantially similar to the Escrow Agreements entered into by the Principals (See "Escrowed Securities") in respect of the Share Portion. In addition, if, subsequent to the expiration of any hold periods applicable to the Common Shares (as may be imposed by applicable law, the rules of the TSXV or the Escrow Terms) and prior to the date which is 18 months from the WPC Closing Date, Dighe wishes to sell or otherwise dispose of any Common Shares, he will allow the Corporation (if the Corporation so desires) ten days to facilitate such sale or disposition at an equivalent price per Common Share (and without any greater commission, fee or other charge) through other means.

If the Corporation terminates the Share Purchase Agreement or if the WPC Closing Date does not occur by April 30, 2007, for any reason except for a default under the Share Purchase Agreement by the WPC Shareholders, the Corporation has agreed to pay to the WPC Shareholders a break fee equal to US$3,300 per day (the "**Break Fee**") for each day which has

elapsed from December 2, 2006 to the earlier of the day the Corporation provides notice to the WPC Shareholders of the termination of the Share Purchase Agreement or April 30, 2007.

The Share Purchase Agreement contains representations and warranties of the parties which are typical for transactions of this type, and which survive for 18 months from the WPC Closing Date. The Share Purchase Agreement also contains covenants typical for transactions of this type, which require the WPC Shareholders to cause WPC to carry on its business in the normal and ordinary course, consistent with past practice, until the WPC Closing Date. The Share Purchase Agreement also contains indemnification provisions, including mutual indemnities by both the Corporation and the WPC Shareholders (on a several basis) for such matters as material misrepresentations or breaches of warranties or the failure to perform or observe, in any material respect, any of the covenants or agreements thereunder. Depending upon the nature of the claim, the liability of the WPC Shareholders is either restricted to 100% of the Purchase Price paid, or, alternatively, 10% of the Purchase Price paid. In certain circumstances, no claim for indemnity under the Share Purchase Agreement may be made by the Corporation until the aggregate of such claims exceeds US$1,250,000.

A portion of the net proceeds from this Offering will be applied to the Cash Portion of the Purchase Price. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price in respect thereof. In the event that either this Offering or the Reorganization is not completed, the WPC Acquisition will not be completed. See "The Reorganization" and "Use of Proceeds". Closing of the WPC Acquisition is also subject to satisfaction of conditions which are typical for a share purchase of this nature, including: (i) Alter Nrg's satisfaction, in its sole and unrestricted discretion, with its due diligence investigations of WPC, WPC's business and WPC's assets; (ii) the transfer by the WPC Shareholders at the WPC Closing of the WPC Shares to the Corporation free and clear of any security interests or other encumbrances, other than certain permitted encumbrances; and (iii) receipt of all necessary approvals and third party consents.

It is a further condition of the WPC Acquisition that each of the WPC Shareholders enter into non-competition agreements with the Corporation and WPC whereby each will agree not to compete in the high temperature plasma business for three years subsequent to the WPC Closing Date in Canada and the continental United States of America. In addition, Dighe will enter into an employment agreement with WPC pursuant to which he will serve as the President of WPC.

WPC Technology

WPC continues the high temperature plasma gasification business (the "**WPC Technology**") of the former Westinghouse Electric Corporation ("**WEC**"). Dighe, one of the principal scientists behind WEC's plasma development program, acquired the plasma business from WEC in 1999 and created WPC.

Plasma is a scientific term referring to the fourth state of matter, which is a very high temperature ionized gas, such as exists at the surface of the sun. WEC's plasma technology has been under development for the last 50 years. WEC's original objective was to provide an enabling tool for engineers and scientists who needed to use very high temperatures for new process applications. Over the 50 year development period, WEC and WPC have collectively invested into the research and development of WPC's industrial quality plasma torches and gasifier designs.

One of the process applications developed at WPC's Pittsburgh, Pennsylvania facility, known as the Plasma Center, is the Westinghouse Plasma Gasification Reactor (the "**Reactor**"). The Reactor enables a wide variety of 'opportunity fuels' such as petcoke, refinery residue, coal, coal fines, biomass (such as wood waste and agricultural waste), municipal solid waste, industrial sludge and auto shredder residues to be converted into an economically competitive fuel gas or syngas, with minimal undesirable by-products and emissions. This is currently done in an ambient pressure, gravity fed vessel using regular air as the process gas, resulting in 100% gasification of organic material into syngas with no tars produced. The Reactor accomplishes this by generating very high temperatures at the bottom of the Reactor to dramatically increase the kinetic rates of the various chemical reactions occurring in that zone, while also melting the inorganic constituents (ash) of the feed into a glass slag. The syngas produced can be used for a variety of different chemical and industrial uses. See "Industry Overview — The Gasification Process"

Comparison of the WPC Technology and Conventional Gasification

The Corporation believes that the WPC Technology has the following advantages over conventional gasification technologies.

- **Environmentally Benign.** The WPC Technology has the capability of operating at much higher temperatures than any conventional gasifier, producing a glass-like non-leachable slag from any feedstock. Current analysis conducted by WPC indicates that the slag is environmentally benign and could be used directly in the

construction of buildings and roads. Many other gasification technologies produce a leachable ash that must be landfilled or treated before it can be used.

- **Wide Range of Feedstocks.** The feedstock for all conventional gasifiers must undergo a preparation process to make it suitable for gasification. In some cases, the feedstock for conventional gasifiers must meet very tight tolerances for size, heating value and moisture content. The WPC Technology can accommodate very heterogeneous feedstocks.
- **Variable Heating Value.** The WPC Technology can handle feedstocks with a very wide range of heating value; everything from waste to bitumen. The gasifiers marketed by most of the large gasifier companies do not accept waste or biomass as a feedstock. Because of the intense temperatures generated by a plasma gasifier utilizing the WPC Technology, it can also safely handle hazardous waste.
- **Metal Recovery.** Because the WPC Technology produces a slag and not ash, it is significantly easier and less costly to recover valuable metals.
- **High Reliability.** The WPC Technology is based on the foundry cupola, a well known and simple design used for centuries in the mining and ore industry. Management believes the simple design of the Reactor results in higher plant availability and produces a high quality syngas.

Development of the WPC Technology for Various Feedstocks and End-Products

WEC went through a number of strategic reorganizations in the 1980's and 1990's. During that period, the focus of the WPC Technology development was on remediation of environmental waste, in particular a Superfund site with polychlorinate biphenyl ("**PCB**") contamination for which WEC was a principal responsible party. It was that focus that led to the WPC Technology being advanced and used commercially to gasify municipal solid waste. Hitachi Metals Ltd. chose the WPC Technology for one demonstration plant and two commercial WTE facilities in Japan. The Hitachi Metals Ltd. Utashinai facility, which has been in operation since 2003, was designed to process approximately 280 tonnes per day of MSW or a combination of MSW and auto shredder residue at a rate of approximately 190 tonnes per day.

It has only been within the last few years that WPC has directed its attention to coal, petcoke and biomass as potential feedstocks. During that period, several companies, including the Corporation, have been working with WPC to run pilot tests on the feedstocks such as the various ranks of coal, petcoke and heavy oil.

Acquisition Rationale

The Corporation believes that the WPC Acquisition will provide the Corporation with the following benefits:

- **Positive Cash Flow with Upside Potential.** WPC has had positive cash flow for the past several years. WPC is a research and development focused organization which has not allocated significant resources towards business development. Management believes that with increased business development efforts, WPC's cash flow can be increased. In addition, WPC has existing customers that are expected to provide future revenue streams.
- **Commercially Proven Technology.** The key component of the WPC Technology, being the plasma gun, has been applied commercially for over 15 years and has benefited from years of WEC research and development. It is commercially proven in gasification with several operational gasification facilities that have proven to be robust and reliable.
- **Direction over the Technology.** Ownership of WPC, and therefore, the WPC Technology, means the Corporation can direct WPC's research, development and strategy to benefit the Corporation's projects going forward.
- **Access to Global Markets.** WPC has recently made sales of the WPC Technology to a company in India and has sales opportunities in the U.S. and other countries. This provides the Corporation an opportunity to participate and develop projects worldwide.
- **Access to Research and Development.** WPC has completed approximately 100 pilot tests, has 24 active patents worldwide and has a wealth of expertise in plasma systems and plasma gasification. The Corporation believes that this research and development experience will allow the Corporation's technical personnel to explore additional business opportunities.
- **Multiple Product Applications.** Plasma systems have been and can be applied to commercial applications other than gasification which Management believes provides the potential to increase sales volumes by WPC.

- **Broader Gasification Solutions.** The combination of the plasma gasification experience at WPC with the engineering, construction, and balance of plant expertise of the Corporation is expected to allow the joint entity to provide a more complete gasification system for the customer.
- **Infrastructure.** The Plasma Center is an approximately 30,000 square foot pilot and office facility outside Pittsburgh, Pennsylvania where WPC has performed approximately 100 pilot tests on varying feedstocks.

Management intends that, initially, WPC will be run as a wholly owned subsidiary of the Corporation and will continue to be located in Pennsylvania. Management will work to provide business development and marketing expertise to improve the sales and related cash flow of WPC. Management believes that the WPC Acquisition is a significant opportunity to acquire the established WPC Technology and thereby increase the overall value of the Corporation.

Additional Opportunities for the WPC Technology

Management expects the WPC Technology can be applied commercially outside of the areas that have traditionally benefited from the WPC Technology. In addition to being used to gasify waste, the WPC Technology is currently being used for metal recovery in the following two applications.

- Alcan International Limited has used WPC plasma torches at their Guillaume-Tremblay plant, located in Jonquiere, Quebec since 1990 for the efficient processing of dross (dross is a mass of solid impurities floating on a molten metal bath). (Source: Serge Lavoie and Jacques Lachance,"Five Years of Industrial Experience with the Plasma Dross Treatment Process", 1995)
- General Motors Corporation, at their powertrain plant in Defiance, Ohio, has been operating a plasma cupola since June 1989 for the production of gray iron used in making engine blocks and other automotive castings. (Source: Jim Gary, *et al.*, "Plasma Cupola Operations at General Motors Foundry", May 10, 1998).

Other potential business opportunities for the WPC Technology in areas other than gasification and metal recovery applications include:

- The destruction of hazardous organics and high-level radioactive waste. WPC conducted successful test programs in these areas through out the early 1990's. (Source: www.westinghouse-plasma.com, December 2002)
- Specialty coatings, such as the deposition of diamond films. WPC conducted extensive testing, from 1995 to 2005,with Siemens Corp. for the development of specialty protective coatings on gas turbine blades.
- Catalyst recovery. WPC has conducted testing and is contractually engaged with a U.S. company that is evaluating the use of the WPC Technology to assist in the efficient recovery of spent catalyst from industrial processes.
- Upgrading of oilsands bitumen. WPC and Alter Nrg conducted an initial pilot test in October 2006, whereby heavy oil with similar characteristics to oilsands bitumen was introduced into the Reactor under conditions which would promote upgrading. Although the WPC Plasma Center was not designed for this process, there were sufficient volumes of heavy oil upgraded to a higher quality oil product that the Corporation and WPC intend to continue to pursue further pilot work. The WPC Technology, integrated with a SAGD project, has the potential to provide the necessary heat for steam generation and to produce an upgraded product. Management believes there is potential to provide a step change for lower capital and operating costs and to support commercial scale field upgrading.

Management intends to increase marketing and sales efforts at WPC for numerous potential industrial applications of the WPC Technology. Management expects that this will diversify WPC's revenue stream and lead to advances in the WPC Technology to create further opportunities.

DESCRIPTION OF THE BUSINESS

Corporate Strategy

Vision

To become a senior energy producer by leading the development of innovative gasification projects for commercial energy production.

Mission

- To participate in strategic or financially accretive projects or make acquisitions in the emerging alternative energy market.
- To be a leader in innovative gasification-related technologies applied to produce profitable and clean alternative energy solutions.
- To invest in the skills of the Corporation's people who will provide the creativity, determination and passion to generate growth in Shareholder value.
- To conduct its activities with transparency and fairness and to work together to form positive relationships in the communities in which the Corporation operates and with all of its stakeholders.

Target Markets

The Corporation initially intends to focus its efforts on the following three target markets:

1. WTE: Gasification of waste products to produce syngas or electricity.
2. Oilsands: Gasification of petcoke or refinery residue for the production of syngas to be used in SAGD projects and hydrogen for use in bitumen upgrading.
3. CTL: Gasification of coal to create hydrogen, syngas, naphtha and sulphur-free diesel.

Corporate Objectives and Milestones

Overview

To meet its long term objective of becoming a senior energy producer, the Corporation is using a staged strategy in each of its three target markets, as discussed below.

Management believes the target markets provide the opportunity to grow rapidly and in staged increments. The initial WTE project is expected to cost approximately $105 million for 1,100 boe/d of production which is an achievable size of project to provide initial cash flow and strengthen the Corporation's balance sheet. The WPC Technology is commercially proven in WTE projects, and the Corporation is advancing business relationships with both government and private waste companies in an effort to have a commercial scale WTE facility operational within a three year timeframe. The Corporation will then look to replicate WTE on a larger scale throughout North America in markets that offer the economic potential outlined under "Project Opportunities and Market Descriptions — Waste to Energy Market". Management believes that it has significant opportunities in the Ontario WTE market alone to provide accretive growth in its energy production base and cash flow.

The oilsands are expected to be a crucial part of Alberta's future growth. The oilsands require an enormous amount of energy in order to extract the bitumen and turn it into saleable energy products. Gasification is an attractive method to provide energy for the extraction process using a by-product of upgrading (petcoke) as the feedstock to produce steam or hydrogen while offering attractive project returns. Management believes that the WPC Technology, combined with a modular construction approach, can provide a flexible and scalable energy solution for oilsands producers. The Corporation's short term objective is to optimize and showcase the WPC Technology, for application in an oilsands process, in a joint demonstration facility (for both oilsands and CTL) to be constructed over the next 18 months at a cost of $10 million to $20 million. Management is currently discussing its oilsands gasification solution with several companies and intends to aggressively pursue undertaking gasification facilities projects in the oilsands which would each produce approximately 4,000 boe/d or greater once the demonstration facility is completed.

The Corporation has acquired the Fox Creek Property which provides ownership of feedstock resources which can be used to develop a CTL project to produce gasoline or diesel. See "Coal Rights — Fox Creek Property". As described under the heading "Industry Overview", CTL facilities have been producing significant quantities of liquid fuels worldwide, and numerous projects are being developed worldwide in this growth industry. The Corporation believes that CTL presents an

opportunity offering attractive returns on projects and long-lived production. Management expects to use a modular construction approach to allow it to construct smaller 5,000 bbl/d to 10,000 bbl/d facilities at attractive project returns and to thereafter develop larger scale projects. The Corporation's short term objective is to optimize and showcase the WPC Technology, for application in CTL, in a joint demonstration facility as referenced in the preceding paragraph. Thereafter, Management will attempt to develop joint venture relationships to contract coal or develop its coal resource for larger, commercial scale facilities.

The Corporation intends to fund these projects through a combination of equity and debt financing, WPC operating cash flow and through potential joint ventures. There can be no assurance, however, that such funding opportunities will be available to the Corporation when required. See "Risk Factors".

Short Term

The following is a summary of the Corporation's short term objectives:

- Increasing WPC's existing revenue streams subsequent to the completion of the WPC Acquisition, through increased worldwide licensing and sales from the application of disciplined business development and marketing sales practices. See "WPC Acquisition".
- Utilizing the WPC Technology to pursue WTE opportunities in Ontario by developing a commercial scale WTE facility. See "Project Opportunities and Market Descriptions — Waste to Energy Market".
- Advancing a small scale field demonstration facility with the WPC Technology utilizing coal and petcoke feedstocks. Such a facility is expected to begin construction in 2008 at a cost of $10 million to $20 million. Preliminary engineering indicates the WPC Technology has the potential to efficiently gasify feedstocks, including coal and petcoke, at lower capital and operating costs than conventional gasification technologies; however, a demonstration facility will be required to substantiate this advantage.
- Advancing commercial scale Western Canadian gasification opportunities using coal and petcoke as feedstocks. The Corporation intends to advance engineering, regulatory, resource assessment and business development activities during 2007 and through 2009 as the demonstration facility is under development.
- Responding to strategic or financially accretive acquisition opportunities that may arise in the gasification industry that will strengthen operating cash flow and support and accelerate the Corporation's business plan.

The foregoing objectives (other than the WPC Acquisition) are intended to be funded through a combination of equity and debt financing, WPC operating cash flow and through potential joint ventures. There can be no assurance, however, that such funding opportunities will be available to the Corporation when required. See "Risk Factors".

Market Overview

The Corporation believes that high energy prices will prevail as depleting global supplies of conventional oil and gas continue to become more costly to produce in quantities required to meet the growing demand, due in part to political instability of the world's key producing regions and the increased finding and development costs and operating costs of conventional energy companies. Management anticipates that such high energy prices, together with increasing awareness of and demand for environmentally responsible energy solutions, will create opportunities in the alternative energy market.

Management believes that the growth of the gasification market is being accelerated by the following market fundamentals:

- The expansion of world economies has generated increased interest in gasification as a viable energy option with numerous multi-billion dollar facilities in development or under construction.
- The instability of the geopolitical climate and the desire of countries to obtain secure sources of domestic energy, especially the U.S. and China.
- Countries with large energy demands (such as China and the U.S.) have sufficient supplies of coal to support commercial gasification projects.
- Alternative energy solutions are receiving increased government support through financial incentives or streamlined regulatory processes.
- The Kyoto Protocol, coupled with generally increasing concerns over greenhouse gas emissions, are encouraging governments to consider more environmentally responsible energy solutions, including gasification.

Comparison of Gasification to Conventional Oil and Gas Production

It can be difficult to compare gasification facilities to those of conventional energy companies even though both ultimately produce income from energy products. One of the key metrics that measures capital efficiency is the Recycle Ratio. This is one measure of how effectively a company is investing its cash and is obtained by dividing the cash flow per boe by the capital cost per boe, with higher values showing greater capital efficiency. Gasification projects are projected to have Recycle Ratios of 4.6 to greater than 7.0 as compared to the conventional oil and gas industry which, according to a FirstEnergy Capital Corp. analysis published in August 2006, had Recycle Ratios of approximately 1.6 to 2.4.

Gasification facilities operating at scale have a low estimated operating cost environment compared to conventional oil and gas, which provides premium cash flow per boe. The CTL and WTE projects have high cash flow per bbl of energy equivalent production due to the associated supplemental revenue streams. Gasification facilities have long term uniform production rates. The related long-lived cash flow from production over the 30 year facility life provides for attractive capital costs on a per boe basis.

See the table below for a comparison of the estimated operating metrics of the Corporation's planned gasification facilities by target market compared to conventional energy company averages:

	Corporate Projects			
	WTE Facility	Oilsands Petcoke Facility	CTL Facility	Conventional Oil and Gas
Cash flow per boe	$61.00	$36.90	$62.00 to $69.00	$24.32 to $29.13
Capital cost per boe	$8.00 to $9.00	$7.50	$11.00 to $13.50	$11.81 to $18.63
Recycle Ratio	Greater than 7.0	4.9	4.6 to 6.3	1.56 to 2.41

Notes and Assumptions:

(1) Conventional oil and gas data provided from FirstEnergy Capital Corp., 2006 Edition of "Finding, Development and Acquisition Cost analysis based on 2005 operating results". The data provided includes companies of all sizes and is organized into small capitalization entities (less than $500 million market capitalization) mid-capitalization entities ($500 million to $2.5 billion in market capitalization), and large capitalization entities (greater than $2.5 billion market capitalization). The data provided is the high and low averages from the size categories. The capital cost per boe equates to the finding, development and acquisition cost per boe including future capital costs and calculated proved plus probable reserves. The values provided in US dollars have been converted to Canadian dollars at an exchange rate of $1.15 : US$1.00.

(2) Cash flow per boe takes revenues, less all operating costs, royalties and general and administrative costs settled with cash at the project level.

(3) Capital cost per boe is calculated by dividing the total facility capital cost by the total boe production from the facility.

(4) Recycle Ratio is calculated by dividing the cash flow per boe by the capital cost per boe.

(5) See "Project Opportunities and Market Descriptions" for further assumptions regarding project economics.

The FirstEnergy Capital Corp. study referenced above estimates increasing capital costs per boe of production, and reduced Recycle Ratios for 2006 and 2007 on average for conventional energy producers. Management believes this is consistent with the lower reserve values per well combined with increasing costs for services within the industry. This market dynamic makes the capital efficient gasification process an attractive alternate energy source.

PROJECT OPPORTUNITIES AND MARKET DESCRIPTIONS

Waste To Energy Market

The Corporation has an opportunity in the WTE market to build gasification projects which can eliminate waste and create energy (electrical power or syngas). In particular, the Corporation is pursuing the following opportunities in Ontario:

- The Corporation is in discussions with an industrial waste management company with the objective of developing one or more WTE facilities and providing solutions to waste management companies and municipalities that Management expects will be affected by the expected closure of the U.S. border to Ontario waste. The Corporation will provide the WTE conversion technology, the project design, construction and operation skill set while the waste management company will provide access to customers, feedstock gathering expertise and regulatory expertise.
- Two Ontario municipalities have each publicly stated that they are considering the construction of WTE facilities. Management expects each municipality will begin its own Request for Proposals process later in the year.

Attributes of WTE Market

- **Strong Returns.** As tabulated in Table 1 below, and subject to the assumptions described therein, the preliminary pre-tax returns on equity, based on internal projections, are greater than 30% with long-lived (30 year) cash flow, and a capital investment of $105 million for a moderately sized 500 tonne per day facility.



Hitachi Metals Ltd.'s Utashinai facility in Japan using the WTE Technology

- **Strong Market Fundamentals.** The supply and demand situation in Ontario, the Corporation's first Canadian target market, is changing rapidly. Currently, approximately four million tonnes per year (approximately one third of Ontario's waste) comprising 1.3 million tonnes per year of municipal solid waste ("**MSW**") and 2.7 million tonnes per year of industrial, commercial and institutional waste ("**IC&I**") is being sent to the U.S. for disposal. The three key Ontario municipalities responsible for the MSW being sent to the U.S. have agreed to stop transporting their waste to the U.S. by 2010. The U.S. is actively considering closing the border to all Ontario waste. As a result, there is limited existing landfill capacity in Ontario and a growing public reluctance to approve new landfill sites. (Sources: Ontario Ministry of the Environment, "Letter from Laurel C. Broten, Ontario Minister of Environment, to Senators Debbie Stabenow and Carl Levin", August 30, 2006 and Press Release of Congressmen John D. Dingell and Mike Rogers, "Michigan Delegation Introduce Bill to Curtail Importation of Canadian Trash", January 17, 2007)

- **Diversified Risk.** Tipping Fees and energy sales provide roughly equivalent revenue streams for a WTE facility. The viability of a WTE project is therefore partially insulated from decreases in energy prices. Management expects Ontario Tipping Fees to increase over the next four years because disposal of MSW in Michigan will be eliminated. Management also expects that if the U.S. stops accepting other forms of waste from Ontario, Tipping Fees would increase further.

- **Environmentally Responsible.** It is Management's opinion that plasma gasification is an environmentally superior method of treating waste since it has fewer emissions, generates non-hazardous by-products and generates more energy per tonne of waste processed than other technologies such as incineration. CO_2 emissions from a gasifier have less impact from a greenhouse gas perspective than methane emissions from landfills. In addition, landfills have an associated long term environmental liability, usually measured in terms of many decades, that are not associated with WTE facilities.

- **Regulatory Support.** The Ontario Ministry of the Environment has drafted legislation to significantly reduce regulatory hurdles for the implementation of WTE facilities which are anticipated to reduce project approval timelines once project sites are identified. Management believes that this legislation will be enacted in 2007.

- **Commercially Proven.** The WPC Technology has been commercially proven by Hitachi Metals Ltd. in its Japanese WTE facilities. These facilities have been in operation for approximately five years.

- **Potential Opportunities.** The Corporation has advanced discussions with waste management companies and municipalities that are interested in the Corporation's solution to the waste problems in Ontario.

- **Strong Growth Potential.** Japan thermally treats over 75% of its waste while the 25 members of the European Union treat over 20% with some member countries treating over 40%. Management believes that there is the potential for rapid market growth in Canada where less than 3% of waste is thermally treated.

(Sources: Ontario Ministry of the Environment, "Fact Sheet: How Ontario Manages its Waste," accessed February 2007 and Ontario Ministry of the Environment, "Notice of Proposal for Regulation: Regulatory Amendments to Facilitate Waste Receiving Use of Alternate Fuels and New and Emerging Waste Management Technologies," December 12, 2006)

Management believes that WTE provides the Corporation with a near-term opportunity to produce energy from various types of common waste products creating a positive cash flow stream.

The Corporation has compiled preliminary project economics based on constructing an initial 500 tonne per day facility.

Table 1 — The Potential Economics of WTE Projects

Input (tonnes per day)	500
Output (boe/d)	1,161
Capital Cost ($MM)	105
Annual revenue ($MM)	38
Pre-tax Annual Cash flow ($MM)	26
Cash flow per boe ($/boe)	61.00
Capital cost per boe ($/boe)	8.70
Recycle Ratio	7.0
Return on equity ("**ROE**") (before tax)	32.4%
Net Present Value ("**NPV**") @10% ($MM)	105

Notes and Assumptions:

(1) Syngas has been converted to boe based on 6 mcf : 1 boe.

(2) The syngas gas price used is $8.00 per GJ which reflects Management's assumption of the expected future natural gas price, which syngas will replace on an energy equivalent basis. This price assumption has no escalation.

(3) Capital cost per boe assumes a 30 year facility life with no salvage value at the end of the life. Cash flow includes an additional 75% of the amount of initial capital being reinvested over the life of the facility, evenly distributed.

(4) ROE and annual cash flow assumes 50% debt financing at a 7% annual interest rate repaid in equal installments over 20 years.

(5) Assumes 80% MSW and 20% tires and hazardous waste with associated Tipping Fees of $75 per tonne for MSW, and $200 per tonne for tires or hazardous waste.

(6) CO_2 is assumed not to be captured and sold.

WTE projects have high cash flow per boe on energy production due to the associated Tipping Fee revenues which are paid to dispose of waste at the WTE facility. The long-lived cash flow over the 30 year facility life provide for attractive capital costs on a boe basis. See the table below for a comparison of the operating metrics of a WTE facility compared to conventional averages:

	WTE Facility	Conventional Oil and Gas
Cash flow per boe	$61.00	$24.32 to $29.13
Capital cost per boe	$8.00 to $9.00	$11.81 to $18.63
Recycle Ratio	Greater than 7.0	1.56 to 2.41

Waste Feedstocks

Types of waste that are suitable as feedstock into a gasifier include:

MSW	Common household solid waste typically collected at curbside or on behalf of municipalities or private companies.
IC&I	A combination of wastes generated by IC&I sectors that are not typically picked up at the curb or accepted at public drop-off facilities as part of the municipal waste collection process. These wastes are primarily managed by way of contracts with private waste management service providers and have a composition similar to MSW.
Construction and Demolition ("**C&D**")	Waste building materials, dredging materials, tree stumps and rubble resulting from construction, remodeling, repair, and demolition of homes, commercial buildings and other structures and pavements.
Scrap Tires	Passenger and commercial tires.
Hazardous Waste	Waste that poses substantial or potential threats to public health or the environment.

The Corporation plans to focus on MSW, scrap tires, petroleum hazardous waste and IC&I. Although the Corporation does not currently have opportunities in the C&D or other hazardous waste sectors, such opportunities will be evaluated if they arise.

There are two primary differences between using waste as a feedstock versus using coal or petcoke. The first difference is heating value. As indicated in Table 2, most types of waste have a lower heating value than coal or petcoke. The second difference is the cost of the feedstock. Coal and petcoke will cost up to $20 per tonne as a feedstock. In contrast, municipalities and commercial waste management transportation and disposal companies will pay Tipping Fees for others to take their waste. For most WTE projects, these Tipping Fees will provide approximately 50% or more of the total project revenues.

Table 2 — Average Heating Values and Cost of Gasification Feedstocks

Feedstock	Heating Value (Average btu/lb)	Average Cost or Tipping Fee ($/tonne)
Petcoke	15,000	0 - 10
Coal (sub-bituminous and bituminous)	8,300 - 14,000	15 - 20
Waste		
MSW	4,500	(75)
Tires	13,500	(200)
IC&I	5,500	(75)
C&D	10,000	(45)
Hazardous	7,500	(>250)

Availability of Waste (North America)

Through information provided by Statistics Canada and the U.S. Environmental Protection Agency, it is estimated that North Americans generate approximately 317 million tonnes of waste annually, of which approximately 206 million tonnes is landfilled, 79 million tonnes is recycled and 32 million tonnes is treated in WTE facilities.

According to Statistics Canada, Canada generates 33 million tonnes of waste per year of which about 24%, or eight million tonnes, is diverted through recycling, composting and reuse programs. The remaining 25 million tonnes is landfilled or treated via WTE facilities. There are currently four WTE incineration facilities in Canada that process a combined total of 720,000 tonnes per year or two percent of the available non-hazardous waste.

Table 3 — Canada and U.S. Waste Market

	Canada	U.S.	Total
MSW, IC&I & C&D (mtpy)	33	284	317
Recycle %	24%	25%	25%
Recycle (mtpy)	8	71	79
Incineration %	2%	11%	10%
Incineration (mtpy)	0.7	31.2	31.7
Landfill %	74%	64%	65%
Landfill (mtpy)	24	182	206

Notes:

(1) A conversion factor of 0.907 was used to convert U.S. EPA short tons to tonnes.

(2) The U.S. total data equals the converted 245 million tons generated by U.S. residents, businesses, and institutions in 2005 plus the converted 1996 C&D waste reduced by 50% since the Statistics Canada information does not include concrete, bricks or metal.

(3) U.S. recycle rates assume no recycling or incineration of C&D waste.

(Source: Statistics Canada, "Waste Management Industry Survey: Business and Government Sectors," 2004)

(Source: Recycling Council of Alberta, "MSW Options Workshop: Integrating Organics and Residual Treatment/Disposal and Thermal Treatment — Technical Primer," March 2006)

(Source: United States Environmental Protection Agency, "Municipal Solid Waste Basic Facts," accessed February 2007)

(Source: United States Environmental Protection Agency, "Construction and Demolition (C&D) Debris," accessed February 2007)

(Source: The Private Sector IC&I Waste Management System in Ontario, "Report Prepared for Ontario Waste Management Association by RIS International Ltd.", January 2005)

In the near term, the Corporation is focusing on the Ontario market due to its size and the shortage of landfill and incineration capacity, as described below.

Availability of Waste (Ontario)

According to the Ontario Ministry of the Environment, Ontario municipalities and IC&I sources generated approximately 13.3 million tonnes of waste in 2005. Approximately ten million tonnes of this waste was disposed of through landfill or incineration, as follows:

- Approximately six million tonnes of this waste was managed in Ontario.
- Approximately four million tonnes of this waste exported to the U.S., with about 90% exported to Michigan and the remainder exported to New York State.

(Source: Ontario Ministry of the Environment, "Fact Sheet: How Ontario Manages its Waste", accessed February 2007)

On August 30, 2006, Debbie Stabenow and Carl Levin, U.S. Senators from Michigan, together with Ontario officials, announced an agreement to stop shipments (currently approximately 1.3 million tonnes per year) of MSW to Michigan over the next four years. Under the terms of this Stabenow-Levin agreement, there will be a 20% reduction of Canadian MSW in 2007, a 40% reduction by 2008 and a complete end to MSW shipments by 2010. On January 17, 2007, Congressmen John Dingell and Mike Rogers introduced a Bill aimed at preventing all Canadian waste shipments from being disposed of in Michigan. If this Bill is enacted, Management expects that the U.S. will begin limiting all Ontario waste starting in 2007 and move toward a total prohibition on the export of waste in 2010. In this event, Ontario will have to find alternative solutions to domestically dispose of an additional four million tonnes per year of MSW and IC&I waste.

(Source: Ontario Ministry of the Environment, "Letter from Laurel C. Broten, Ontario Minister of Environment, to Senators Debbie Stabenow and Carl Levin", August 30, 2006 and Press Release of Congressmen John D. Dingell and Mike Rogers, "Michigan Delegation Introduce Bill to Curtail Importation of Canadian Trash", January 17, 2007)

Even with the recent landfill expansions approved by the Ministry of Environment, the Province of Ontario will face an annual IC&I waste disposal capacity deficit of 2.7 million tonnes per year once all approved capacity is fully operational.

(Source: RIS International Ltd., "The Private Sector IC&I Waste Management System in Ontario", January 2005)

Ontario's municipalities and waste management companies are actively trying to address the shortage. There are seven municipalities, representing approximately 3.2 million tonnes per year of waste, currently evaluating WTE, among other options, as a means to extend or replace their landfills or divert waste from being shipped to Michigan.

Future Tipping Fees

Current Tipping Fees in Ontario are being influenced by the cost to dispose of waste in the U.S. As reported by the City of Toronto, the all-in cost to the city to dispose of waste in the U.S., including transportation and Tipping Fees, is approximately $78 per tonne. According to the Niagara/Hamilton Joint Waste Plan, the long-term cost of creating a landfill in Ontario is $61 to $89 per tonne, if the appropriate permits can be obtained. Permits to create new landfills or extend current landfills are very difficult to obtain at present. Over the past few years, it has been taking three years for landfill expansion approvals and three to five years for new landfill approvals. As the U.S. border closes to waste and demand for the limited remaining landfill waste disposal capacity increases, Management believes Tipping Fees in Ontario will increase.

(Source: Government of Ontario, "Municipal Performance Measurements Program (MPMP) Summary of Toronto's 2005 versus 2004 Results")

Role of WTE in Ontario's Waste Market

An initial commercial size plasma gasification facility, with one plasma gasification reactor, is expected to process approximately 500 tonnes of waste per day or about 180,000 tonnes per year. The processing shortfall in Ontario is projected to be about 2.7 million tonnes per year; therefore, the Ontario waste market presents the Corporation with an attractive opportunity. The Corporation could build numerous facilities in the coming years and even if it only captures a small share of the demand, Management believes this would be a lucrative opportunity. For instance, four WTE facilities could process approximately 20% of the Ontario waste market or approximately 1,800 tonnes per day. Management believes that the WPC Technology will allow it to effectively penetrate this market segment.

Advantages of WPC Technology for WTE

Management believes that the WPC Technology has the following advantages compared to other gasification technologies, landfills and waste incinerators:

- The WPC Technology's use of higher temperatures results in higher reactor rates with a corresponding gasifier efficiency, thereby resulting in a greater capture rate of the waste's energy as compared to other alternatives.
- Unlike incineration, gasification does not produce bottom ash that requires treatment. An inert slag, from which metals can easily be recovered and from which construction aggregates can be produced, is generated.
- Any recovered metal which forms part of the slag is concentrated and requires less subsequent processing resulting in a higher market value.
- The WPC Technology can handle a wide range of feedstocks ranging from unprocessed MSW to hazardous waste.
- Feedstock handling costs are lower because the WPC Technology requires little or no treatment of the feedstock. Most other gasifiers require a very consistent and homogeneous feedstock.
- The simple design of the WPC Technology results in higher plant availability and produces a high quality syngas. WPC's durable plasma torches have been used in very demanding industrial applications since 1989.
- Landfills require expensive long term care and monitoring. The long term environmental impacts are unknown. Waste processed by the WPC Technology is completely processed with virtually all remaining solid material being converted to inert slag.
- Compared to disposing of waste in a traditional landfill, gasification produces fewer greenhouse gas emissions.

(Source: S.A. Thorneloe, *et al.*, "The Impact of Municipal Solid Waste Management on Greenhouse Gas Emissions in the United States", Vol. 52, pp. 1,000 to 1,011, September 2002)

Due to the advantages listed above and after building a demonstration facility in Japan, Hitachi Metals Ltd. chose the WPC Technology for two commercial scale WTE facilities in Japan. The largest facility is located in Utashinai, was constructed in 2002 and has been fully operational since 2003. The facility was designed to process a 190 tonnes per day mixture of auto shredder residue and MSW or 280 tonnes per day of MSW. On its two acre site, the facility is able to generate 7.9 MW of electricity of which 4 MW is used internally. The second facility, built near the twin cities of Mihama and Mikata, Japan, was commissioned in 2002 to treat 24 tonnes per day of MSW and four tonnes per day of sewage sludge.

Geoplasma LLC, of Atlanta has selected the WPC Technology for a large WTE project in St. Lucie County, Florida. The proposed 100,000 square foot plant, based on media reports and other public sources, is expected to process approximately 2,700 tonnes of MSW per day of which 900 tonnes per day is being reclaimed from the county landfill. The plan is to completely reclaim 3.9 million tonnes of waste in the landfill over an 18 year period. Sludge from the county's wastewater treatment plant is also anticipated to be treated. The facility is expected to generate 540 tonnes per day of inert slag to be sold as an aggregate for use in road and construction projects. In addition, the St. Lucie gasification facility is expected to produce approximately 160 MW of electricity of which approximately 120 MW will be available for sale to local utilities through power purchase agreements.

Air Emissions and Greenhouse Gases

Emissions from WTE facilities (gasifiers and incinerators) will include such things as NO_x, SO_x, hydrocarbons, carbon monoxide, particulate matter, heavy metals, greenhouse gas emissions such as methane and CO_2, and dioxins/furans. All WTE processes have advanced significantly over the last 20 years and are able to meet or be lower than Canadian air emissions regulatory standards.

The WPC Technology has successfully proven that it meets strict environmental regulations. Based on confidential data that the Corporation has from the Utashinai facility in Japan, the plant meets Ontario MOE Guideline A-7, which specifies that new municipal waste incinerators must comply with limits for a number of compounds which are produced through incineration.

According to Environment Canada, the decomposition of waste in landfills produces a gas which is composed primarily of methane, a greenhouse gas thought to be contributing to climate change. Methane emissions from landfills account for 25% of the man-made methane emissions in Canada. Methane is believed to have a global warming potential 23 times greater than CO_2. Estimates have shown that over 25 Mt of CO_2 equivalent are being generated annually from Canadian landfills. This is equivalent to approximately 5.5 million cars on the road.

(Source: Environment Canada, Waste Management, "Landfill Gas — Overview", accessed February 2007).

If all the waste in Canada going to landfill was treated in WTE facilities, 32 million metric tonnes per year of CO_2 equivalent would be avoided. This amount of CO_2 would be equivalent to that produced by 7 million cars, or approximately a 30% reduction in Canada's greenhouse gas emissions.

The Corporation's WTE Strategy

The Corporation's WTE strategy is to focus on the Ontario market and take advantage of possible waste treatment capacity restrictions. The Corporation intends to initially focus on creating partnerships with commercial waste management and transportation companies which are facing processing capacity shortfalls and understand the market and regulatory fundamentals. The Corporation also intends to participate in any municipal WTE request for proposal processes, two of which Management expects to be initiated in 2007.

The Corporation expects to lever the strengths of the WPC Technology, especially its environmental attributes, feedstock flexibility and scalability.

Oilsands Market

The oilsands are expected to be a crucial part of Alberta's future growth. The oilsands require an enormous amount of energy in order to extract the bitumen and turn it into saleable products. Gasification is an attractive method to provide energy for the extraction process using a by-product of upgrading (petcoke) as the feedstock to produce steam or hydrogen. According to a presentation by the Alberta Energy Research Institute ("**AERI**"), "Alberta is destined to develop the world's largest gasification capacity" (Source: Alberta Energy Research Institute, "Alternatives to the Use of Natural Gas", May 2006). The application of gasification to the oilsands market has the following key attributes:

- **Strong Returns.** As tabulated in Table 3, and subject to the assumptions as set forth therein, the preliminary pre-tax return on equity based on internal projections is greater than 18% with long-lived (30 year) cash flow and capital costs of production of less than $10 per boe.
- **Strong Market.** Currently, all operational oilsands projects require approximately 1.1 bcf/d of natural gas for the bitumen extraction process. The natural gas usage for oilsands is forecast to be 6.0 bcf/d by 2030 which Management believes will create a market for alternative fuel sources. Alberta oilsands production is projected to create the greatest market in the world for hydrogen as well. Currently, the only two viable hydrogen production methods are steam reforming of natural gas or the gasification process. (Source: National Energy Board, "Canada's Oilsands Opportunities and Challenges to 2015", June 2006)
- **Environmentally Responsible.** Management believes plasma gasification is an environmentally superior method of producing steam or hydrogen with low emissions and non-hazardous by-products.
- **Governmental Support.** The Alberta Government is supportive of the use of gasification in the oilsands to assist in creating energy in an environmentally responsible manner. The Corporation has already received a provincial government grant to cover 50% of the cost related to an engineering study to compare the WPC Technology to current conventional gasification technologies.
- **Market Acceptance.** The Long Lake Project which includes a gasification facility, is nearing completion and is expected to highlight how gasification is an effective solution. Most major oilsands upgrader projects are evaluating gasification.
- **Strong Growth Potential.** The oilsands market is growing at a significant rate, and therefore, gasification demand is expected to increase as well.

Management believes that the oilsands industry is a high growth market in which the Corporation is positioning itself to capture significant market share. The Corporation's strategy is to use the flexible and scaleable WPC Technology to provide the energy for oilsands projects and hydrogen for bitumen upgrading. Management believes that gasification is ideally suited for the Alberta oilsands as a current waste-product can be used as an alternative to natural gas. The Corporation expects to advance a demonstration facility over the next 18 months to showcase its operational advantages.

The Corporation has compiled preliminary project economics based on the construction of a 1,000 tonne per day facility which would provide the fuel needed for a 25,000 bbl/d SAGD project.

Table 3 — The Economics of Oilsands Gasification Projects

Input (tonnes per day)	1,000
Output (boe/d)	4,275
Capital Cost ($MM)	333
Annual revenue ($MM)	80
Pre-tax Annual Cash flow ($MM)	58
Cash flow per boe ($/boe)	36.90
Capital cost per boe ($/boe)	7.50
Recycle Ratio	4.9
ROE (before tax)	18.8%
NPV @10% ($MM)	125

Notes and Assumptions:

(1) The syngas price used is $8.00 per GJ which reflects Management's assumption of the expected future natural gas price, which syngas will replace on an energy equivalent basis. This price assumption has no escalation. The facility would be located at the oilsands projects and therefore the marketed product price, including delivery, would be expected to be higher.

(2) Capital cost per boe assumes a 30 year facility life with no salvage value at the end of the life. Cash flow includes an additional $250 million of sustaining capital being reinvested over the remaining 25 year life of the facility, evenly distributed.

(3) ROE and annual cash flow assumes 50% debt financing at a 7% annual interest rate repaid in equal annual installments over 20 years.

(4) No CO_2 is assumed to be captured and sold as the Western Canadian oilsands are not in proximity to EOR fields.

The long-lived cash flow over the 30 year facility life and the efficient energy production from the high btu value petcoke feedstock provide for attractive capital costs on a per boe basis. The oilsands gasification projects have strong cash flow per boe of energy production compared to conventional energy producers due to the stable and predictable operating costs and long term uniform production rates. See the table below for a comparison of the operating metrics of an oilsands facility compared to conventional averages:

	Oilsands Petcoke Facility	Conventional Oil and Gas
Cash flow per boe	$36.90	$24.32 to $29.13
Capital cost per boe	$ 7.50	$11.81 to $18.63
Recycle Ratio	4.9	1.56 to 2.41

Production in the Alberta oilsands is growing at a rapid rate (Figure 1). The National Energy Board ("**NEB**") is projecting that production in the oilsands will grow from 1.1 million bbl/d in 2005 to three million bbl/d in 2015. The NEB is predicting that $94 billion will be invested over that time period.

Figure 1 — Projected Total Bitumen Production — Canada's Oilsands



Thousand m³/d
Million b/d
800
700
600
500
400
300
200
100
0
5.0
4.4
3.8
3.2
2.5
1.9
1.3
0.6
0.0
Actual
Projected
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
All Projects Case
Low Case
Base Case

(Source: National Energy Board, "Canada's Oilsands, Opportunities and Challenges to 2015", June 2006)

There are two primary methods for producing bitumen, open pit mining and SAGD, and both require tremendous amounts of steam, currently produced by burning natural gas which constitutes the largest operating cost for SAGD oilsands operators. The NEB projects that natural gas purchases for oilsands development will increase to 2.1 bcf/day by 2015.

Figure 2 — Projected Natural Gas Consumption at Alberta Oilsands



2.5
2.0
1.5
1.0
0.5
0.0
Bcf/d
Actual
Projected
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Mining & Upgrading
In Situ

(Source: Alberta Energy and Utilities Board and National Energy Board, "Canada's Oilsands, Opportunities and Challenges to 2015", June 2006)

Management believes that volatility in the price of natural gas will cause oilsands producers to investigate alternative methods for producing steam and that the gasification of petcoke and other heavy components within bitumen, such as asphaltenes, to produce steam, represents the most viable technical and commercial alternative to burning natural gas. Gasification has the potential to provide a reliable supply of steam at stable costs because the feedstock is plentiful and, in most cases, is produced as a by-product of oilsands operations. Petcoke is produced by any upgrader processing heavy oil or bitumen. Currently, there are limited market opportunities to sell the petcoke produced in the oilsands. Upgraders in the Fort McMurray region (Syncrude Canada Limited, Suncor Energy Inc. and soon Canadian Natural Resources Limited) have been and will continue to stockpile the produced petcoke back into mined out sections. Even if those operators all implement gasification operations, they may not be able to use all the petcoke they produce or have stockpiled for their internal energy needs.

Gasification of oilsands byproducts is being implemented at Canada's first commercial gasification plant, using Shell's gasification technology, currently being built at the Long Lake Project. The gasifier, which will use asphaltenes as feedstock, will produce steam that will be used in the SAGD process to recover bitumen from the oilsands. The gasifier will also produce hydrogen for use in upgrading bitumen. The Long Lake Project is expected to produce 70,000 bbl/d. The gasifier at the Long Lake Project is expected to replace in excess of 70 mmcf/day of natural gas, a very small percentage of the gas used every day in the region. (Source: TD Newcrest, "Oilsands Volume IV", March 2006).

WPC Technology for Application in the Oilsands

The Corporation recognizes that a reliable and cost effective supply of steam is critical to an oilsands operator. Management's short-term objective is to optimize and showcase the WPC Technology, for application in an oilsands process, in a demonstration size facility. The demonstration facility is projected to cost $10 million to $20 million and to be constructed within 18 months. The construction of the facility is expected to be financed through a potential combination of operating cash flow from WPC, industry participation, government contributions and equity issuances.

The Corporation's Oilsands Strategy

Assuming successful completion of a demonstration facility, the Corporation's strategy is to initially target SAGD projects in the range of 10,000 bbl/d to 35,000 bbl/d for which the Corporation believes that the WPC scaleable design has

a competitive advantage. Projects of this size may be too small for competing technologies which creates a market niche for the Corporation (see "WPC Acquisition — Comparison of WPC Technology and Conventional Gasification"). Management believes that oilsands operators will be motivated to use gasification to mitigate their natural gas price risk. Other tangible benefits of using gasification in oilsands operations are expected to be improved energy integration, the gasification of SAGD waste products and the integration of water treatment systems. Though a plant initially designed with a gasification system would be the preferred option, construction of a gasification system alongside an existing operation is also possible.

Coal to Liquids Market

Description of Coal to Liquids Conversion

Coal to Liquids ("CTL") is the conversion of coal into liquid fuels such as gasoline or diesel. As described under the heading "Industry Overview", numerous gasification projects are being built around the world to produce liquid fuels, with coal as the predominant feedstock as it is relatively inexpensive, abundant and able to be gasified efficiently and effectively.

CTL has been gathering significant momentum over the past few years as a clean energy solution that turns a relatively inexpensive and abundant feedstock into high value liquid fuels. The CTL market has the following key attributes:

- **Strong Returns.** As noted in the Table 6, and subject to the assumptions as set forth therein, the preliminary estimate of pre-tax returns on equity are approximately 20% with long-lived cash flow (in excess of 30 years) and capital costs per bbl of production of less than $15 per boe.
- **Strong Market.** Management believes that the North American gasification market is in a rapid growth phase with sustained higher commodity prices, a drive for energy self-sufficiency and the social pressure to find clean energy solutions.
- **Diversified Risk.** Management believes that CTL gasification has the ability to tailor the outputs and create a variety of liquid fuels, syngas, and chemical compounds that can be adjusted to optimize economics. The Great Plains Synfuel Plant in Beulah, North Dakota produces a wide variety of high value energy products from a low value lignite coal utilizing gasification technology.
- **Environmentally Responsible.** Management believes that plasma gasification is an environmentally superior method of producing power, syngas or liquid fuels with low emissions, and non-hazardous by-products. At the Great Plains Synfuel Plant, one of the outputs is CO_2, which is efficiently captured as part of the process downstream of the gasifier, and is sold to EnCana Corporation's Weyburn miscible EOR project. (Source: U.S. Department of Energy, "Gasification Technology R&D", accessed February 2007)
- **Commercially Proven.** Sasol Limited, a South African public company traded on the NYSE, produces 30 percent of that country's liquid fuels through coal gasification. The WPC Technology is commercially operational in WTE facilities with more difficult and heterogeneous feedstock to gasify, and has been successfully pilot tested with various coals. (Source: World Coal Institute, "Coal: Liquid Fuels", October 2006)
- **Availability of Feedstock.** Based on third party data, Management believes that one tonne of coal will equate to approximately 1.6 boe of liquid fuels, such as gasoline or diesel, through gasification. The Fox Creek Property, with its approximately 770 million tonnes of coal (as evaluated in the Norwest Report), is expected to be used by the Corporation as feedstock for its CTL projects. See "Project Opportunities and Market Descriptions — Coal to Liquids Market — The Corporation's CTL Strategy".

The Corporation believes that CTL presents an opportunity offering favourable returns on projects and long-lived production in an attractive emerging industry. The Corporation intends to combine its expertise in designing cost effective staged facilities with the scalable WPC Technology to create CTL gasification facilities that are a fraction of the size of currently planned projects being announced by other parties on a regular basis. It is believed that creating large energy production facilities through the staged duplication of smaller, yet economic, plants will reduce implementation and execution risk.

The Economics of CTL Production

The economics of CTL is driven by the spread between coal prices and the value of the liquid fuel end products which are indexed to the price of WTI crude oil. Figure 3 illustrates the widening spread between coal input and oil equivalent

output. The recent dramatic growth in CTL projects worldwide has largely been driven by the significant recent increases in the oil to coal price differential.

Figure 3 — Energy Price Trends (US$ per tonne of oil equivalent)



Energy Price Trends (US$ per tonne of oil equivalent)
Oil
Gas
Coal
Source: BP 2005
450
400
350
300
250
200
150
100
50
0
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005

(Source: World Coal Institute, "Coal Liquid Fuels", October 2006)

There are independent reports indicating that CTL projects are economic as long as the price of oil remains above US$45 per bbl. It takes approximately one tonne of coal to produce 1.4 to 2.0 bbls of transportation fuels, depending on the quality of the resource and type of product.

(Source: Syngas Refiner, "China, U.S. Continue Developing CTL Infrastructure", August 2006 and The Southern States Energy Board, "American Energy Security", July 2006)

The preliminary engineering studies performed by the Corporation and summarized in the table below, have yielded similar results to publicly available data:

Table 4 — The Potential Economics of CTL Projects

	Facility 1	Facility 2
Input (tonnes per day)	2,850	5,700
Output (bbl/d)	5,079	10,158
Capital Cost ($MM)	713	1,158
Annual revenue ($MM)	172	344
Pre-tax Annual Cash flow ($MM)	116	244
Cash flow per bbl ($/bbl)	49.00	55.00
Cash flow per bbl (with CO_2 stream ($))	62.00	69.00
Capital cost per bbl ($/bbl)	13.50	11.00
Recycle Ratio	3.6	5.0
Return on Equity (before tax)	17.3%	24.3%
NPV @10% ($MM)	219	743

Notes and Assumptions:

(1) Assumes WTI price of $60 per bbl held constant over the facility life, adjusted for premiums on diesel fuel and naphtha, and converted to Canadian dollars at an exchange rate of $1.15 : US$1.00.

(2) Assumes 50% debt financed, with 7% annual interest rate, repaid in equal annual installments over 20 years.

(3) Capital cost per bbl assumes a 30 year facility life with no salvage value at the end of the life. Cash flow includes $250 million of sustaining capital being invested over the 25 year life of the facility, evenly distributed.

(4) CO_2 is captured and sold at an assumed $30 per tonne sales price.

The Corporation expects to produce diesel fuel, naphtha, gasoline and various other light oil products which are expected to be priced at up to a 30% premium to WTI. As such, the US$30 to US$35 per bbl cost structure is expected to result in a high cash flow per bbl of production.

The CTL projects have high cash flow per bbl of energy production due to the associated CO_2 revenues streams. The long-lived cash flow over the 30 year facility life provides for attractive capital costs on a per boe basis. See the table below for a comparison of the operating metrics of a CTL facility compared to conventional averages:

	CTL Facility	Conventional Energy
Cash flow per boe	$62.00 to 69.00	$24.32 to $29.13
Capital cost per boe	$11.00 to 13.50	$11.81 to $18.63
Recycle Ratio	3.6 to 5.0	1.56 to 2.41

The Corporation's coal resources were deliberately chosen due to their proximity to mature oil fields that would benefit from EOR. As shown in Figure 4, the greatest potential light oil recovery is from the use of CO_2 miscible flooding, and Management believes that the Corporation's coal resources at the Fox Creek Property are ideally suited to provide CO_2 for EOR. The Corporation's Fox Creek Property is in close proximity to large, mature oilfields which provides a strong market and which improves the projected cash flow from the projects. One tonne of coal produces approximately two tonnes of CO_2. One tonne of CO_2 can produce incrementally approximately three barrels of conventional oil through EOR. (Source: The Southern States Energy Board, "American Energy Security", July 2006)

Figure 4 — Natural Resources Canada — Estimate of light oil barrels of original oil in place ("OOIP") in Canada



Produced
24%
Reserves
3%
Undiscovered
9%
Not Miscible
15%

(Source: Vikor Energy Inc., "Economic Feasibility of Horizontal CO_2 EOR Projects in Alberta", November 2001)

EnCana Corporation is using CO_2 injection EOR at its Weyburn oilfield in southern Saskatchewan. CO_2, which is produced at Dakota Gasification Company's coal gasification facility in Beulah, North Dakota, is being transported by pipeline to the oilfield, which began production in the 1950's and was nearing the end of its economic life. The incremental oil recovery is expected to be 222 million barrels, or an incremental 11% recovery. In addition, it is projected that the reservoir will store more than 40 million tonnes of CO_2 (gross), which is the equivalent of removing more than eight million cars from the road for one year. (Source: Petroleum Technology Research Centre, "Weyburn-Midale CO_2 Project", accessed at http://www.ptrc.ca/weyburn_overview.php, February 2007)

The Corporation's CTL Strategy

The Corporation's strategy is to develop smaller scale CTL projects with capital costs of $500 million to $800 million, much smaller than the projects currently being developed by companies like Shell International, General Electric Corporation and Siemens Canada Limited who have announced projects of $1 billion to in excess of $5 billion. The Corporation has secured the coal resource at the Fox Creek Property, scalable technology (see "The Corporation's Execution and Technical Strategies — Relationship with BDR") and the engineering capability to bring a staged CTL project onstream.

The Corporation is in preliminary discussions with two public coal resource owners, each of whom have an operating coal mine, about potential partnerships to construct a combined coal and petcoke demonstration facility and subsequent commercial scale CTL facilities.

The Corporation believes that the WPC Technology is ideally suited to allow the Corporation to meet its goal of creating a new market niche. The Corporation's short term objective is to optimize the WPC Technology, for application in a CTL process, in a demonstration size facility which also will be used to test petcoke as a feedstock, projected to cost $10 million to $20 million and to be constructed within 18 months. It is anticipated the CTL facility will be combined with the oilsands facility. See "Description of the Business — Corporate Objectives and Milestones".

The Corporation's long-term objective is to build a commercial scale CTL facility that will use the Corporation's coal resource at the Fox Creek Property and produce liquid fuels for the North American market and CO_2 for sale to oil producers in nearby oilfields.

Biomass Opportunities

While not yet considered material to its business plan, the Corporation has a memorandum of understanding with an organization in Saskatchewan that has secured a site and access to sufficient diverse biomass feedstock to support a 600 tonne per day gasification facility that could produce transportation fuels.

THE CORPORATION'S EXECUTION AND TECHNICAL STRENGTHS

Successfully designing, building and operating cost effective and scalable gasification facilities is a key component of the Corporation's strategy. Management believes that it has the ability to design and implement such facilities through the establishment of a strong relationship with an established engineering firm and through the hiring of experienced staff and contractors.

Relationship with BDR

BDR is a private Calgary-based engineering firm with nearly 25 years experience in the design, engineering, procurement and management of oil and gas facilities. From inception, BDR has challenged the industry status quo on technology selection, design and construction techniques. For example, BDR will routinely implement superior technology from other industries and regions rather than defaulting to a technology that is common in Western Canadian oil and gas operations.

BDR's modularization approach has become a competitive advantage that ensures construction is done in controlled environments and maximizes workers' efficiency and quality. When the modules are shipped to the field, nearly all the welding, electrical, instrumentation and insulation is already complete, resulting in the ability for a small field mechanical and electric crew to assemble the components. In addition, the engineering design has been completed so that very few scope changes take place in the uncontrolled field environment. Other engineering firms offer elements of modularization, but BDR, through the integrated skills of its engineers, draftsmen and shop inspectors, produce equipment designs that require minimal rework, meet accelerated project schedules and stay within budget. This approach is very difficult to duplicate because it takes many years to put the unique processes in place and work with suppliers, crews and inspection personnel to ensure the modules can be assembled quickly and easily in the field. This approach requires strict attention to quality control and detail is placed on each phase of the project development. BDR has assembled these people and processes and has refined their system to a point where field construction is efficiently minimized.

BDR's track record of designing facilities that are optimized for scale and staged growth is another strength. This capability and design philosophy allows for the efficient use of capital in staging facility expansions, allowing the operator to learn as the project advances. This information can then be applied to subsequent design stages. Management believes this philosophy ensures the best design and technology business decisions.

It is anticipated the Corporation and BDR will have a close relationship for the engineering, project management, construction and operation of gasification facilities. BDR has undertaken studies at their sole cost to advance their understanding of gasification and the WPC Technology, and is currently conducting engineering studies with respect to use of the WPC Technology in the Corporation's three target markets.

The Corporation contracts with BDR on a project by project basis.

Staff and Consultants

The Corporation has engaged Rob McNeill as a consultant, along with former associates who have worked with Mr. McNeill for more than 20 years. Mr. McNeill has a history of implementing projects on time and on budget. Combined, the group has extensive experience in engineering, project management, field inspection, construction supervision and operations with such companies as Renaissance Energy Ltd., Pacalta Resources Limited and Deer Creek Energy Limited.

The Corporation intends to develop engineering knowledge internally and apply that knowledge to different projects, and has engaged a range of technical expertise to support this goal. To ensure gasification expertise is internally levered, the Corporation has hired Alex Gorodetsky as its Gasification Engineer. He has a Chemical Engineering degree and an MBA, with a unique combination of experience in both gasification and plasma technology working with Sherritt International and Westaim Corporation.

To further support and grow the Corporation's expertise, the Corporation is working closely with University of Calgary Chemical Engineering Professor Dr. William Svrcek. Dr. Svrcek is contributing advice and support on general chemical engineering design, in particular, the advancement of a numerical model that will model the Reactor together with the balance of plant design. In addition, Chemical Engineer Graduate students at the University of Calgary are contributing efforts for research and assimilation of technical information that will guide the Corporation's technical efforts.

INDUSTRY OVERVIEW

The Gasification Process

Introduction

Gasification is a process that converts carbon-containing materials into a syngas, composed primarily of carbon monoxide and hydrogen. Gasification occurs when a carbon-containing feedstock is exposed to steam at elevated temperatures or pressures in the presence of controlled amounts of air or oxygen. Syngas can be used as a fuel to generate electricity or steam, or as a basic chemical building block in the petrochemical and refining industries.

Major Building Blocks of Gasification Processes


Air/Oxygen
Steam
Bitumen
Petcoke
Coal
Biomass
Waste
Feed Handling & Storage
Gasifier
Slag/Ash
Gas Clean-up
CO_2
H_2S
Syngas
Conversion Process
Hydrogen
FT Liquids
Methane
Steam
Power

Feedstock Handling and Storage

Feedstock handling is a very important and expensive facet of the gasification process as most gasifiers can only take feedstock in a certain form that requires pretreatment. Feedstock requires storage to ensure that periods of reduction in feedstock transport do not affect the flow to the gasifier. The feedstock must then be prepared and transported to the gasifier in a form that it can handle. The WPC Technology requires minimal pretreatment and handling.

Gasifier

The heart of a gasification-based system is the gasifier. Gasification technologies differ in many aspects but share certain general production characteristics. The feedstock reacts in the gasifier with steam and oxygen at high temperature and pressure in an oxygen starved atmosphere to produce a syngas and slag or ash. Syngas is primarily hydrogen, carbon monoxide and other gaseous constituents, the proportions of which can vary depending upon the conditions in the gasifier and the type of feedstock.

Minerals in the feedstock (i.e. the rocks, dirt and other impurities which do not gasify) separate and leave the bottom of the gasifier either as an inert glass-like slag or ash. The gasification technology determines whether slag or ash is produced. While slag is environmentally benign, ash is typically leachable and may require further processing before it can be disposed. Slag, which resembles glass, is a marketable material with a variety of uses in the construction and building industries. With some combinations of feedstocks and gasifier technologies, valuable metals can be recovered as part of the slag or ash.

Gas Clean-up

Sulphur impurities in the feedstock form H_2S, which can be easily removed from the syngas stream using commercially available technology.

CO_2, which is formed in the gasifier and in a process downstream of the gasifier, is in a concentrated stream, making it easy and inexpensive to separate and capture. Once captured, it can be compressed and sequestered into either deep saline aquifers or used for EOR projects, thus preventing its escape into the atmosphere and contributing to the greenhouse effect.

Conversion Process

Syngas can also be converted into a variety of outputs, including steam, electric power, liquid fuels, hydrogen and chemicals.

Steam and Power

Syngas can be burned to create steam for use in industrial processes such as SAGD bitumen recovery projects or other processes that require steam. Alternatively, syngas can be burned in a combustion turbine (much like natural gas is burned in a turbine) and converted to electricity using a generator.

Currently, gasification-based systems can operate at approximately 45% efficiency for the generation of power. In the future, Management believes these systems may be able to achieve efficiencies approaching 60% through advances in technology. By contrast, a conventional coal-based boiler plant employs only a steam turbine-generator and is typically limited to 33% to 40% efficiency. Higher efficiency means that less fuel is used to generate the rated power, resulting in better economics and the formation of fewer greenhouse gases (a 60% efficient gasification power plant can cut the formation of CO_2 by 40% compared to a typical coal combustion plant). In addition, the CO_2 from an oxygen blown gasifier is relatively easy to capture as compared to a conventional coal combustion power plant. See "Industry Overview — The Gasification Process — Environmental Benefits of Gasification".

Fischer-Tropsch Liquids

Syngas can be processed through a Fischer-Tropsch ("**FT**") synthesis reactor to produce liquids such as biodegradable sulphur free diesel, ethanol, gasoline, jet fuel, kerosene and naphtha.

Hydrogen

Hydrogen in the syngas stream can be isolated and then used as a feedstock for refineries and upgraders to upgrade petroleum products. It can also be used in any other industrial process that requires hydrogen. The large quantities of bitumen being produced and upgraded in Alberta are expected to cause increased demand for hydrogen.

Other Liquids and Chemicals

Syngas can provide the basic building blocks for a broad range of chemicals (for example, fertilizer and plastics) using processes that are well established in today's chemical industry.

Environmental Benefits of Gasification

The significant environmental benefits of gasification stem from the capability to produce extremely low SO_x, NO_x and particulate emissions. Sulfur in coal and petcoke, for example, emerges from the gasification process as H_2S and carbonyl sulphide, and can be captured by processes presently used in the chemical industry.

Gasification offers a further environmental advantage in addressing concerns over the atmospheric buildup of greenhouse gases such as CO_2. Using gasification, CO_2 can be captured easily and at a low cost for use in EOR projects or sequestration. By contrast, when coal or petcoke burns or is reacted in air, the resulting CO_2 is in much more dilute concentrations and is more difficult to separate than gasification processes.

(Source: U.S. Department of Energy, "Gasification Technology R&D", accessed February 2007)

Description of the Industry

Although gasification has been in commercial use for more than 50 years, the majority of significant developments have happened since 1990. Technological advancements, coupled with a shift in market conditions, have enhanced the efficiencies and economics of the gasification process. The Corporation believes that gasification technologies represent the next generation of alternative energy production systems.

Management believes that the following market conditions will contribute to the growth of the gasification industry:

- Recent periods of sustained high prices of oil and gas due to depleting conventional oil and gas supplies and political instability.
- The cost and risk of locating and developing new oil and gas finds.
- Increasing demand for energy.
- Stricter environmental guidelines for the disposal of waste and the increasing cost to dispose of waste in landfills.
- Environmental guidelines and public support surrounding climate change and reduction of greenhouse gases.

These trends have spurred governments, developers and technology providers to develop alternative energy sources, especially the gasification of coal, petcoke and biomass.

Gasification offers one of the most versatile and clean ways to convert carbon based feedstocks into electricity, hydrogen and other energy forms. Many experts predict that coal gasification will be at the heart of the future generations of clean coal technology plants for several decades into the future.

Today, the demand for hydrogen in Alberta is growing with the upgrading and refinery requirements for the vastly increasing volumes of bitumen production. Hydrogen and other gasification outputs can also be used to fuel power-generating turbines or as the chemical 'building blocks' for a wide range of commercial products.

Gasification Worldwide

In 2004, the U.S. Department of Energy ("**DOE**") sponsored the World Gasification Survey that involved all major gasification technology vendors, suppliers of supporting technologies and owners and operators of existing gasification-based power and manufacturing plants. The survey was designed to describe the world gasification industry and to identify planned capacity additions. (Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

During the 1990s, worldwide gasification capacity increased by 50% when 43 new plants became operational. Since 2000, a similar number of projects have begun operations, expanding the world's capacity by another 50%.

World gasification capacity in 2004 reached 45,001 MW_{th} of syngas output at 117 operating plants with a total of 385 gasifiers. Existing gasification plants are operating in 24 countries.

From 2005 to 2010, it is expected that 38 additional plants with 66 gasifiers will be in operation. The DOE reports that worldwide capacity from these new plants is expected to add 25,282 MW_{th}, an increase of 56% between 2005 and 2010. Worldwide capacity in 2010 is projected to be 70,283 MW_{th} of syngas output from 155 plants and 451 gasifiers. Figure 5 shows the existing and planned worldwide gasification capacity by region.

Figure 5 — Worldwide Gasification Capacity by Region



30,000
25,000
20,000
15,000
10,000
5,000
0
MWth Syngas
Planned
Operating
Africa/ME
Asia/Aust.
Europe
No. Amer.
Cent/So. Amer

(Source: U.S. Department of Energy. "Gasification World Survey Results", 2004)

Gasification in North America

In 2004, North America represented 6,697 MW_{th} or 15% of the total existing world gasification output. All of this activity is in the U.S. where 20 gasification plants are in operation.

Gasification growth in North America is projected to exceed 31% from 2005 to 2010 with six announced projects in the U.S. and three in Canada. For instance, OPTI Canada Inc., Nexen Inc., Sherritt International and Synenco Energy Inc. (the Northern Lights Project) have all announced intentions to proceed with gasification facilities.

The first Canadian facility, the Long Lake Project, has been designed to gasify asphaltenes, which are by-products of the extraction and upgrading of bitumen. Further oilsands gasification projects are in the preliminary or planning stages. With respect to the oilsands, Management believes that gasification of petcoke has the potential to replace natural gas to create steam or heat for the oil extraction process and to create hydrogen used for upgrading. Given the expected strong demand for synthetic crude oil from the oilsands, Management believes that the prospects for a sustained future gasification market in Canada are positive.

The future outlook in the U.S. for gasification is also expected to remain strong as the country explores options to reach energy independence. One suggested route to offset the energy import gap is through the development of CTL technologies. Figure 6 shows the large role gasification is expected to play, according to the Southern States Energy Board, if the U.S. is to eliminate its dependence on foreign oil. In the figure, the wedges titled CTL, Biomass and EOR all represent potential market opportunities for gasification projects.

Figure 6 — The Path to U.S. Energy Security and Independence


30
25
20
15
10
5
0
MMbpd
Trans.Efficiency
EOR
Oil Shale
Biomass
CTL
Import Gap
Conventional
Oil Production
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029

(Source: Southern States Energy Board and Management Information Services, Inc., "American Energy Security", July 2006)

The U.S. has the world's largest coal reserves with an estimated 275 billion recoverable tons. (Source: U.S. Department of Energy, "Coal Reserves", August 2004). Converting 5% of the U.S. coal reserves to FT fuels is equivalent to U.S. crude reserves of approximately 27 billion bbls. Similarly, Canada holds close to 10 billion tonnes of coal reserves; more energy than all of the nation's reserves of conventional oil and natural gas combined. (Source: Coal Association of Canada, "Coal in Canada", accessed February 2007)

Gasification Technologies and Major Competitors

According to a study conducted in 2004 by the National Energy Technical Laboratory, three gasification technologies accounted for 94% of the world gasification facilities (Figure 7).

Figure 7 — Worldwide Gasification by Technology


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
MWth Syngas
Planned
Operating
Shell
Sasol Lurgi
GE
Other
ConocoPhillips

(Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

Currently, the gasification industry is comprised of several large multi-national companies, a sample of which are shown in Figure 7 above, and many small emerging gasification technology companies. The large multi-national companies, who have the vast majority of market share, have put significant resources into developing their technology, have made technology sales, and all are involved in large projects having capital costs of $1 billion to $5 billion. Most of the gasification technology competitors have relationships with multi-national engineering firms for facility design and construction. These multi-national corporations, such as Shell International and General Electric Corporation, have many business lines and gasification is not their exclusive focus.

It is reported that 75% of gasified coal is processed with the Sasol Lurgi technology, which has challenges associated with production of byproducts which require additional separation and treatment. As such, Management anticipates that this technology will gradually lose market share as its well understood operational capabilities are limited.

From a geographic competitor perspective, there is also evidence that the large market players are interested in gasification in Canada and particularly Alberta. The Long Lake Project, now under construction by OPTI Canada Inc. and Nexen Inc., is the first application of large-scale gasification in Canada and will be the first gasification project operated in conjunction with a heavy oil recovery and upgrading project. The Long Lake Project is using the Shell gasification process which converts the liquid asphaltene by-product of the primary upgrader into hydrogen and syngas. The gasifier component of the project is scheduled to begin operations in the second half of 2007.

Numerous new technologies have emerged as the gasification industry grows, most of which are still in the research or early development phase. Management believes that these new technologies and gasification companies are focused on smaller scale projects and generally do not have a commercial operating history or proven reliability.

Gasification is an emerging market that is growing rapidly to meet the world's future energy needs. The number of projects is increasing significantly. The majority of projects are either billion dollar facilities or small developments by emerging technologies. Management believes that this leaves a market niche for smaller scale projects having capital costs of $200 million to $700 million (or smaller for WTE facilities) which can be filled with flexible, scalable gasification solutions.

Feedstocks

Gasification products can be derived from a number of feedstocks including: coal, petcoke, biomass, petroleum (heavy oil, bitumen) and waste products such as MSW. Figure 8 details worldwide gasification by primary feedstock. According to the DOE report in 2004, world feedstock distribution remains weighted towards coal. (Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

Figure 8 — Worldwide Gasification by Primary Feedstock


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
MWth Syngas
□ Planned
■ Operating
Coal
Petroleum
Gas
Petcoke
Biomass/Waste

(Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

Coal is anticipated to be used as the feedstock in 41% of new facilities between 2005 and 2010. Petroleum residues and petcoke account for 16% of increased feedstock capacity through 2010. In the U.S., projected growth will be dominated by coal. According to the DOE, of the seven planned facilities between 2006 and 2010, four will use coal as their feedstock. (Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

The WPC Technology has the capability to handle all feedstocks. The use of a variety of feedstocks is anticipated to provide for risk diversification of the facility portfolio going forward. The Corporation has also acquired surface mineable coal leases, which is the leading feedstock for gasification. See "Coal Rights".

THE REORGANIZATION

During the spring and summer of 2006, the Existing Business was organized to be indirectly owned by the Trust, which was established as a "mutual fund trust" under the Tax Act. Prior to the October Pronouncement, Management anticipated that such a structure would have advantageous tax benefits for Unitholders go-forward, consistent with the benefits typically realized at that time by the unitholders of mutual fund trusts.

In order to qualify as a mutual fund trust, the Trust was established as a "unit trust" resident in Canada with the sole undertaking of passively investing its funds; namely, its direct and indirect investment in Alter Nrg, the Commercial Trust and Alter LP. The Existing Business is currently conducted by Alter LP. The Trust is the holder of all of the outstanding CT Units and the Commercial Trust holds LP Units representing a 99.99% interest in Alter LP (with the residual LP Units representing a 0.01% interest being held by Alter Nrg, in its capacity of general partner of Alter LP). The trustee of the Trust is Valiant Trust Company and Adminco was established to be the trustee of the Commercial Trust.

The current structure of the Trust and its subsidiaries is as follows:



Unitholders
100%
Valiant Trust
Company
Trustee
Alter Nrg
Income Fund
Administrator
100%
Alter Nrg Ltd.
100%
100%
100%
Alter Nrg
Corp.
Trustee
Alter Nrg
Commercial
Trust
Alter Nrg
Administration
Ltd.
0.01%
Limited
Partner
99.99%
General Partner
Alter Nrg
Limited
Partnership

Since the October Pronouncement, Management has determined that it is in the best interests of the Unitholders to reorganize the Trust so that, among other things, the Trust will not be subject to the new tax regime announced in the October Pronouncement. In that regard, the Corporation, the Trust and Alter Nrg have determined to effect the Reorganization (as defined below).

The following is a summary of the steps to be substantially undertaken to reorganize the Corporation and the Trust and its subsidiaries (collectively, the "**Reorganization**"):

(a) The Trust will, prior to the closing of this Offering, convene a special meeting of the Unitholders to seek Unitholder approval of certain amendments to the Trust Indenture and the other matters described below, as applicable.

(b) Provided that the Unitholder approvals contemplated above are granted, the Corporation will seek the approval of the Alberta Court of Queen's Bench to proceed with the completion of a statutory plan of arrangement pursuant to section 193 of the ABCA (the "**Plan of Arrangement**"), the effective time of which will occur simultaneously with the closing of this Offering. The following steps will be contemplated by the Plan of Arrangement:

    (i) each outstanding Option will be exchanged for one Stock Option;

    (ii) each Trust Unit will be exchanged for one Common Share; and

    (iii) the Common Shares owned by the Trust will be cancelled.

The Reorganization is conditional upon the Common Shares being listed on the TSXV. The Corporation has applied to list the Common Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

Subsequent to the Reorganization, the structure of the Corporation and its subsidiaries will be as follows:



Shareholders
(Comprised of the former
Unitholders)
Alter Nrg Corp.
100%
Alter Nrg
Income Fund
Trustee and
Administrator
Alter Nrg Ltd.
100%
100%
0.01%
Alter Nrg
Commercial
Trust
Trustee
Alter Nrg.
Administration Ltd.
99.99%
Alter Nrg
Limited
Partnership
General
Partner

After the Reorganization, the Corporation intends to review and, if appropriate, implement internal reorganization steps to maximize operational and tax efficiencies within its wholly-owned entities.

USE OF PROCEEDS

The estimated net proceeds of the Maximum Offering to the Corporation, after deducting the Agents' fee of $ ● and expenses of this Offering and the Reorganization of approximately $ ● , will be approximately $ ● .

It is anticipated that the net proceeds of the Offering will be used by the Corporation as follows:

• Acquisition of WPC	●
• Working capital	●

Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price in respect thereof. See "The Reorganization", "WPC Acquisition" and "Plan of Distribution".

SELECTED FINANCIAL INFORMATION

The following tables present a summary of data for the Trust derived from the consolidated financial statements of the Trust as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006 and certain pro forma information of the Corporation after giving effect to the Reorganization and the WPC Acquisition.

The unaudited pro forma consolidated balance sheet was prepared as if: (a) the Reorganization; (b) the issuance of ● Common Shares for net proceeds of approximately $ ● pursuant to the Maximum Offering; and (c) the WPC Acquisition had occurred on December 31, 2006 and the pro forma consolidated statement of operations assumes that these matters occurred on January 1, 2006.

The following data should be read along with "Management's Discussion and Analysis Regarding the Trust" and the financial statements and related notes of each of the Corporation and the Trust included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

	The Trust	The Corporation
	From the commencement of operations on March 9, 2006 to December 31, 2006	Pro Forma Consolidated for the year ended December 31, 2006 (unaudited)
Sales	$ —	$ 2,280,202
Interest revenue	83,366	83,366
Depreciation	13,568	1,817,857
General and administrative expenses	1,437,436	8,778,915
Management bonus	—	169,668
Stock based compensation	290,253	334,564
Loss	(1,657,891)	(6,400,716)
Loss per Trust Unit/Common Share (basic and diluted)	(0.16)	(●)

	The Trust	The Corporation	
	As at December 31, 2006	As at February 20, 2007	Pro Forma Consolidated as at December 31, 2006 (unaudited)
Working capital	$ 8,466,410	$ 100	$ ●
Capital assets, intangible assets resource properties and deferred costs	2,789,769	—	29,354,965
Total Assets	11,919,896	100	●
Unitholders'/Shareholders' equity	11,256,179	100	●

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING THE TRUST

The following management's discussion and analysis ("MD&A") for the Trust, prepared as at January 29, 2007, provides a review of the fiscal 2006 operating results and consideration of the Trust's future opportunities. The MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes for the period ended December 31, 2006. The financial statements, and extracts of those statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with GAAP.

The period for this report is from the commencement of active operations on March 9, 2006 to December 31, 2006; therefore, no comparative information is available.

Overview

The Trust, through its subsidiaries, is a development-stage entity in the business of pursuing alternative gasification energy solutions to meet the growing demand for energy in world markets. Management's vision is to become a leader in the development of innovative gasification projects for the commercial production of energy. The Trust's objective is to become a senior energy producer of sulphur-free diesel, steam, power or syngas, all of which are fundamental products for the world's growing energy needs. In this MD&A, references to the Trust are references to the Trust through its subsidiaries, and/or the Trust and its subsidiaries on a consolidated basis, as the context requires.

The Trust's mission is to participate in financially accretive projects in the emerging alternative energy market to maximize returns for investors. The Trust endeavours to be a leader in innovative gasification related technologies applied to produce profitable and clean alternative energy solutions. The Trust invests in the skills of its people who will provide the creativity, determination and passion to generate growth in Unitholder value. The Trust intends to be transparent and fair in its activities and work together to form positive relationships in the communities in which it operates and with all of its stakeholders.

Results of Operations

Interest income

Interest income of $83,366 for the period from March 9 to December 31, 2006 relates to the term deposits which are invested in short-term, interest-bearing investments with a major chartered bank. The investments were made with net proceeds received from issuances of Trust Units between May and July 2006.

General and Administrative Expense

General and administrative ("**G&A**") expenses were $1,437,436 for the period from March 9, 2006 to December 31, 2006. The largest G&A expense relates to employee salaries of $550,852 and general consulting costs of $296,791 for the period related to the Trust's Management team. Accounting and legal fees were the next largest item, being approximately $278,000, predominantly related to legal costs for advice on tax structure, structure of the Trust and other general legal services that were expensed. Legal costs associated with share issuances, the WPC License, and the WPC Acquisition is capitalized directly to those accounts. The remaining G&A is for office rent, employee benefits, business travel, information technology costs and general costs of setting up and maintaining an office.

Income Taxes

The Trust had a loss from operations for the period ended December 31, 2006, which resulted in a corresponding future tax recovery that was not recognized. The Trust took a full valuation allowance on the future tax asset and tax recovery, as without commercial operations it cannot be considered more likely than not that the future tax benefits could be realized.

The tax losses are realized by the Commercial Trust under Canadian tax law and will be used to offset future taxable income. The losses cannot be distributed to the Unitholders.

Loss and Cash Flow used in Operations

The loss for the period ended December 31, 2006 was $1,657,891, of which $1,437,436 related to G&A costs and the remaining amount related to non-cash charges of depreciation and stock-based compensation offset by interest income. Cash flow used in operations was $944,738 which represents the current cash expenditure for G&A costs for the period offset by interest income. The Trust has entered into the Share Purchase Agreement in respect of the WPC Acquisition which, if completed, is expected to provide cash flow to the Trust in 2007.

Capital Expenditures

A breakdown of the capital expenditures for the period ended December 31, 2006 is as follows:

	Period from March 9, 2006 to December 31, 2006
WPC License	$ 299,515
Acquisition costs	368,633
Engineering evaluations and pilot testing	945,043
Resource properties	1,107,325
Office equipment	82,821
Total Capital Expenditures	$2,803,337

During the period from March 9, 2006 to December 31, 2006, the Trust invested in various assets and activities, as follows:

WPC License: On June 6, 2006, the Trust entered into an agreement in respect of the WPC License. The financial commitments and license terms are disclosed in Note 3 of the consolidated financial statements.

Acquisition costs: On December 2, 2006, the Trust entered into the Share Purchase Agreement in respect of the WPC Acquisition. See "WPC Acquisition".

Engineering evaluations and pilot testing: The Trust has been evaluating the WPC Technology for various feedstocks, and outputs through pilot testing at the WPC facility outside of Pittsburgh. This will provide a basis to move forward on the planning and detailed engineering of future projects. The Trust also has engaged several studies, from well respected engineering firms, and other industry experts to provide more detailed capital and operating cost data which will be used to perform more detailed economic modeling. These studies have now been completed and the engineering team of the Trust intends to use these results to focus project development efforts going forward.

Resource properties: Early in 2006, the Trust invested in a study which evaluated the known EUB coal reserves in Alberta. The evaluation was based on various factors including size of reserves, quality, access to market, depth and infrastructure availability. This ranking process was used as a basis for Alter Nrg to participate in the August 3, 2006 Crown land sale where it acquired the rights, at its Fox Creek Property, for approximately 770 million tonnes of coal in place (as evaluated in the Norwest Report); with leases in Hinton and Wetaskiwin that have yet to be evaluated. The Crown lease costs represent the majority of the costs to date. This secures a feedstock source for the Trust going forward and, combined with the WPC License, positions the Trust with full-cycle operating capability.

Liquidity and Capital Resources

At December 31, 2006, the Trust had $9,000,252 in cash and cash equivalents and $8,466,410 net working capital surplus. The working capital surplus is primarily a result of the net proceeds received by the issuance of Trust Units, offset by capital expenditures and G&A costs. Net proceeds of $12.6 million were received from the May, June, July, and December 2006 private placement issuances of Trust Units. See "Management's Discussion and Analysis Regarding the Trust — Equity". These proceeds provide the Trust with the capital to continue to invest in a resource base, provide for G&A support for the team and fund engineering studies to provide a strong technical foundation to evaluate investment opportunities.

Equity

As at December 31, 2006, the Trust had 17,360,272 Trust Units outstanding. As at February 23, 2007, the Trust had 17,555,272 Trust Units outstanding.

On May 29, 2006, the Trust closed a private placement of 7,520,000 Trust Units at $0.40 per Trust Unit for gross proceeds of $3,008,000. In June and July 2006, the Trust closed a private placement of 7,695,355 Trust Units at a price of $0.75 per Trust Unit for gross proceeds of $5,771,525. No commissions were paid on the transactions and officers, directors and key consultants of the Trust participated in both private placements. Trust Unit issuance costs related to these transactions were $131,703.

On December 29, 2006, the Trust closed the first tranche of the private placement of 2,144,917 Trust Units at $2.00 per Trust Unit for gross proceeds of $4,289,834. Trust Unit issuance costs related to this transaction were $313,839. The second tranche of the private placement was closed subsequent to year end. See "Prior Sales of Securities".

The Trust granted 1,476,500 Options in 2006 (28,200 of which were subsequently cancelled) and had 1,448,300 Options outstanding at a weighted average exercise price of $0.69 per Trust Unit at December 31, 2006. See "Executive Compensation — Unit Option Plan".

The authorized share capital consists of an unlimited number of Trust Units.

Contractual Obligations

The Trust has entered into a lease for office space which expires on March 31, 2011. The annual commitments for the next five years are as follows:

Annual Commitments

2007	$85,500
2008	91,500
2009	97,500
2010	97,500
2011	24,500

The Trust also has ongoing commitments under the WPC License as disclosed in Note 3 of the consolidated financial statements. These commitments are for exclusivity of the WPC License and are conditioned upon continued commercial success with the WPC Technology. See "Development of the Business".

The Trust has annual coal lease rental payments of $96,096 per year for 15 years.

Related Party Transactions

During the period, the Trust paid $263,075 for legal fees to a legal firm of which two officers of Alter Nrg are partners; these fees are included in G&A expense, WPC License acquisition costs and Trust Unit issue costs. All legal costs were transacted at general market terms and conditions.

During the period, a director loaned $750,000 to the Trust through an unsecured, non-interest-bearing loan. The loan was repaid during the period.

During the period, the Trust also paid $42,400 in engineering consulting fees to a firm of which one of the officers of Alter Nrg is a partner.

Off-Balance Sheet Arrangements

As at December 31, 2006, the Trust does not have off-balance sheet arrangements.

New Accounting Policies

This is the first reporting period of the Trust which has adopted the current accounting policies under Canadian GAAP.

Financial Instruments

The Trust's financial instruments consist of accounts receivable, accounts payable and accrued liabilities. It is Management's opinion that the Trust is not exposed to significant interest, currency or credit risks arising from the financial instruments and that the fair value of these instruments approximate their carrying values due to their short term nature.

Key Risks and Uncertainties

See "Risk Factors".

Subsequent Event

On January 12, 2007, the Trust closed the second tranche of a private placement for 195,000 Trust Units at $2.00 per Trust Unit for gross proceeds of $390,000. See "Management's Discussion and Analysis Regarding the Trust — Equity".

DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with the Corporation, principal occupation and date of election or appointment as a director or officer, as the case may be, of each director and executive officer of the Corporation as at February 20, 2007.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation During Previous Five Years	Director/Officer Since[1]
MICHAEL E. HEIER[2],[3],[4] ... Calgary, Alberta	Director and Chairman	Chairman of the Board of Directors of Trinidad Drilling Ltd. or its predecessor since June 1998; Director and Executive Chairman of Alter Nrg since November 7, 2005.	February 20, 2007
NANCY M. LAIRD[2],[3],[4] .... Calgary, Alberta	Director	Independent Businessperson and corporate director of Alberta Electric System Operator, Canetic Resources Trust, Keyera Facilities Income Fund and Synodon Inc.; Director of Alter Nrg since May 23, 2006; prior thereto, Vice President, Marketing and Midstream of PanCanadian Energy Corporation from April 1997 to April 2002 and subsequently held the same position with EnCana Corporation until June 2002.	February 20, 2007
BRENT J. CONWAY[2],[3],[4].... Calgary, Alberta	Director	Chief Financial Officer of Trinidad Drilling Ltd. or its predecessor since November 2001; Director of Alter Nrg since November 7, 2005.	February 20, 2007
MARK A. MONTEMURRO ..... Calgary, Alberta	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation since February 20, 2007; President and Chief Executive Officer of Alter Nrg since May 1, 2006; prior thereto, President of Alter Nrg since November 7, 2005; prior thereto, Vice President, Thermal Operations of Deer Creek Energy Limited from August 2002 to September 2005; prior thereto, General Manager at PanCanadian Energy Corporation from 1997 to June 2002.	February 20, 2007
DANIEL R. HAY .... Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Corporation since February 20, 2007; Chief Financial Officer of Alter Nrg since May 23, 2006; prior thereto, Chief Financial Officer of Waveform Energy Ltd. from February 2005 to November 2006; prior thereto, a Senior Manager of Grant Thornton LLP from October 2003 to January 2005; prior thereto, a Manager at Collins Barrow from 1998 to September 2003.	February 20, 2007

Name and Municipality of Residence	Position with the Corporation	Principal Occupation During Previous Five Years	Director/Officer Since[1]
RICHARD D. BOWER . . . . Calgary, Alberta	Vice President, Engineering	Vice President, Engineering of the Corporation since February 20, 2007; Vice President, Engineering of Alter Nrg since May 1, 2006; prior thereto, a professional engineer with and founder of BDR.	February 20, 2007
KEVIN L. WILLERTON . . . . Calgary, Alberta	Vice President, Business Development	Vice President, Business Development of the Corporation since February 20, 2007; Vice President, Business Development of Alter Nrg since October 16, 2006; prior thereto, Director, Market Services of Alberta Electric System Operator from November 2004 to October 2006; prior thereto, Vice President, Business Development of ENMAX Corporation from October 2000 to May 2004.	February 20, 2007
MICHELLE M. LEMMENS	Controller	Controller of the Corporation since February 20, 2007; Controller of Alter Nrg since December 2006; prior thereto, Manager, Accounting & Tax of Total E&P Canada Ltd. from December 2005 to December 2006; prior thereto, Senior Financial Analyst at Deer Creek Energy Limited from November 2004 to December 2005; prior thereto, Assistant Controller of Promax Energy Inc. from 2002 to November 2004.	February 20, 2007
BROCK W. GIBSON	Corporate Secretary	Partner, Blake, Cassels & Graydon LLP	February 20, 2007
SCOTT W. N. CLARKE	Assistant Corporate Secretary	Partner, Blake, Cassels & Graydon LLP	February 20, 2007

Notes:

(1) Each of the directors has been appointed to hold office until the next annual general meeting of Shareholders or until his successor is duly elected or appointed, unless his position is earlier vacated. The Corporation's articles of incorporation permit the Board of Directors to appoint one or more additional directors to serve until the next annual general meeting of Shareholders, provided that the number of such additional directors shall not, at any time, exceed one-third of the number of directors who held office at the expiration of the last annual meeting of Shareholders of the Corporation. The Corporation's articles of incorporation currently authorize a minimum of one and a maximum of 11 directors to serve on the Board of Directors and the number of directors has been initially set at three.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Governance and Nominating Committee.

As at the date of this prospectus, and assuming completion of the Reorganization, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, a total of 8,018,749 Common Shares, representing approximately 45.7 percent of the issued and outstanding Common Shares of the Corporation (● percent after giving effect to the Maximum Offering and the WPC Acquisition, assuming they do not subscribe for any Common Shares pursuant to the Offering).

The following are brief biographies of each of the officers and directors of the Corporation, including a description of their present occupation and their principal occupations during the last five years.

Directors

Michael E. Heier/Director and Chairman

Mr. Heier is the founder and Chairman of Trinidad Drilling Ltd. ("**Trinidad**"), the operating subsidiary of Trinidad Energy Services Income Trust, a TSX listed Trust. Mr. Heier has also held the position of Chief Executive Officer of Trinidad or its predecessor since June 1998. He is a journeyman millwright and has been involved in the oil and gas industry in Western Canada since 1976. Mr. Heier played a key role in the growth of a family group of companies from that time until early 2000. At its peak activity level in 1997, this group of companies had combined revenues in excess of $50 million and employed just fewer than 400 people throughout Western Canada.

Mr. Heier also served as Chief Executive Officer and Chairman of Trinity Energy Ltd. from 1987 to 1998. Trinity Energy Ltd. grew from 25 bbl/d day to an average of over 2,000 bbl/d making it one of the largest private independent oil and gas producers in the Province of Saskatchewan. During this same time frame, Trinity Energy Ltd. developed and sold over $75 million worth of oil and gas assets. Trinity Energy Ltd. became Trinity Energy Inc. in 1998 and went on to find one of the largest concentrated deposits of coal bed methane in the plains region in Alberta. This land position was successfully joint-ventured with Nexen Inc. in 2000. Trinity Energy Inc. operated as a public non-trading entity with approximately 135 shareholders.

Nancy M. Laird/Director

Ms. Laird is a corporate director with more than 20 years of experience in the energy industry. Ms Laird served as a Senior Vice-President, Marketing and Midstream for PanCanadian Energy Corporation ("PanCanadian"), a TSX listed Company, from April 1997 to April 2002 and subsequently held the same position with EnCana Corporation until June 2002. Prior to joining PanCanadian, Ms. Laird was President of NrG Information Services Inc., a joint venture initiative involving four of North America's leading natural gas pipeline companies with a mandate to create a seamless flow of natural gas across North America.

Ms. Laird is currently a board member for the Alberta Electric System Operator, Canetic Resources Trust (a TSX and NYSE listed company), Keyera (formerly KeySpan) Facilities Income Fund (a TSX listed company) and Synodon Inc. (a TSXV listed company). Ms. Laird holds a Bachelor of Arts Degree (Honours) from the University of Western Ontario and earned her MBA from the Schulich School of Business at York University in Toronto.

Brent J. Conway/Director

Mr. Conway graduated from the Faculty of Management at the University of Calgary with a Bachelor of Commerce degree in accounting. Mr. Conway received his Certified General Accountant Designation in 1986. He began his business career in 1991, joining Deloitte and Touche, Chartered Accountants where he advanced through the audit group reaching the level of Senior Accountant.

In 1994, Mr. Conway joined Bowridge Resource Group Inc., a TSX listed company ("**Bowridge**"), in the capacity of Corporate Controller. He was promoted to Chief Financial Officer in 1996 and was promoted again in 1999 to Vice President Finance and Chief Financial Officer. Mr. Conway left Bowridge in November 2001 when the company was purchased and privatized. He joined Trinidad in November of 2001 as Chief Financial Officer and still retains that position.

Executive Officers and Senior Management

Mark A. Montemurro/President and Chief Executive Officer

Mr. Montemurro recently held the position of Vice President, Thermal Operations with Deer Creek Energy Limited (a TSX listed company) from August 2002 to September 2005, at which time the company was purchased by Total E&P Canada Ltd. He has more than 24 years of oil and gas experience, focusing primarily on the application of new technologies and the commercial development of conventional and thermal heavy oil.

Prior to Deer Creek Energy Limited, Mr. Montemurro was General Manager at PanCanadian, and was initially responsible for the Heavy Oil Business Unit and later, Information Services. Mr. Montemurro spent eight years in increasingly senior engineering management roles at CS Resources Limited. He holds a Bachelor of Science degree in Chemical Engineering from the University of Calgary.

Daniel R. Hay/Chief Financial Officer

As Chief Financial Officer and Vice President Finance of Waveform Energy Ltd. (a TSX listed company) from February 2005 to November 2006. Mr. Hay brings with him extensive experience in oil and gas accounting, finance and public company reporting. Mr. Hay was also a Senior Manager with Grant Thornton LLP, from October 2003 to January 2005, where he was leader of the oil and gas business unit specializing in audit, taxation and consulting services that included public documents and filings.

Mr. Hay holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Accountant.

Richard D. Bower/Vice President, Engineering

Mr. Bower's career as a professional engineer began in 1973 and has been in the oil and gas industry of Alberta with the majority of his experience focused on the design of gas plants and oil production facilities. Mr. Bower is a professional engineer with a Bachelor of Science in Chemical Engineering.

In 1984, Mr. Bower, with two co-workers, formed an engineering consulting firm, BDR, to provide project engineering and management services to the oil and gas industry. Over the past 22 years, Mr. Bower has led the design and construction of numerous facilities in Western Canada and South America. Projects have ranged from oil facilities, sweet and sour gas processing facilities, turbine driven power generation and cogeneration, SAGD facilities, water treatment and sour gas re-injection facilities. Capital budgets for these facilities have ranged from less than $1 million to over $150 million. On many of these projects, Mr. Bower has utilized innovative technology and design strategies which have resulted in setting the benchmarks for others in the industry.

Kevin L. Willerton/Vice President, Business Development

Mr. Willerton brings to Alter Nrg 20 years of experience in the electricity industry, the majority of which has been in a business development capacity. He was Vice President Business Development at ENMAX Corporation, from October 2000 to May 2004, where he led the company's entry into wind power. Mr. Willerton held numerous roles over a ten year period at TransAlta Corporation, from 1989 to 1999, including business development, marketing, commodity risk management and engineering.

Mr. Willerton is a Professional Engineer, has a Bachelor of Science degree in Electrical Engineering from the University of Saskatchewan and a Masters of Business Administration from the University of Calgary.

Michelle M. Lemmens/Controller

Ms. Lemmens brings to the Corporation experience in oil and gas accounting, corporate reporting, finance, tax, budgeting and regulatory compliance. Prior to joining the Corporation, Ms. Lemmens was Manager, Accounting and Tax of Total E&P Canada Ltd., and has held positions with Promax Energy Inc. as an Assistant Controller and Deer Creek Energy Limited as a Senior Financial Analyst (TSX listed companies). Ms. Lemmens holds a Bachelor of Science degree from the University of Calgary.

Brock W. Gibson/Corporate Secretary

Mr. Gibson has been a senior partner in the Calgary office of Blake, Cassels & Graydon LLP since 1996. He advises primarily on mergers and acquisitions, corporate finance and energy transactions. His clients include energy and power companies, investment dealers, income funds and services and technology companies. Mr. Gibson also has extensive experience in all aspects of energy and power-related transactions, as well as corporate, securities, governance and trust matters affecting energy and power entities.

Scott W. N. Clarke/Assistant Corporate Secretary

Mr. Clarke is a partner in the Calgary office of Blake, Cassels & Graydon LLP, where he has practiced since 1997. Mr. Clarke's practice has a primary focus on securities and transactional corporate matters. Mr. Clarke principally represents a broad range of resource-based, oilfield services and energy sector clients, including alternative energy.

Committees of the Board of Directors

The Board of Directors has established three board committees: an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. The information below summarizes the functions of each of the committees in accordance with their charters.

Audit Committee

The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators ("**MI 52-110**"). The Board of Directors has determined that the Audit Committee members have the appropriate level of financial understanding and industry specific knowledge to be able to perform the duties of the position and, in particular, are "financially literate" as defined in MI 52-110.

The Audit Committee shall, as permitted by, and in accordance with, the requirements of the ABCA and the Corporation's articles and by-laws and any legal or regulatory authority having jurisdiction, periodically assess the adequacy of procedures for the public disclosure of financial information and review on behalf of the Board of Directors, and report to the Board of Directors, the results of its review and its recommendation regarding all material matters of a financial reporting and audit nature, including, but not limited to the following main subject areas:

(a) financial statements, including management's discussion and analysis thereof;

(b) financial information in any annual information form, management proxy circular, prospectus or other offering document, material change report or business acquisition report;

(c) reports to shareholders and others;

(d) annual and interim press releases regarding financial results or containing earnings guidance;

(e) internal controls;

(f) audits and reviews of financial statements of the Corporation and its subsidiaries; and

(g) filings to securities regulators containing financial information.

The Audit Committee shall ensure satisfactory procedures for receipt, retention and treatment of complaints and for the confidential, anonymous submission by employees regarding any accounting, internal accounting controls or auditing matters. The Board of Directors will be kept informed of the Audit Committee's activities by a report delivered at each regular meeting of the Board of Directors.

The Audit Committee shall recommend the appointment and compensation of the external auditor annually and shall review and evaluate the external auditor. Once appointed by the shareholders, the external auditor shall report directly to the Audit Committee. The Audit Committee shall review and approve the Corporation's hiring policies regarding current and former partners and employees of the external auditor. In addition, the Audit Committee shall pre-approve non-audit services undertaken by the external audit firm.

The Audit Committee shall have direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and Management.

The Audit Committee will meet at least once per financial quarter to fulfil its mandate. The Audit Committee is comprised of Mr. Heier, Ms. Laird and Mr. Conway, who will be the chair of the Audit Committee.

Compensation Committee

The Compensation Committee's role is to assist the Board of Directors in fulfilling its responsibilities relating to matters of human resources and compensation, including equity compensation, and to establish a plan of continuity and development for senior Management of the Corporation. The Compensation Committee will also review and recommend to the Board of Directors a comprehensive statement of compensation philosophy, strategy and principles for the Corporation's executives, and periodically evaluate the Corporation's compensation and benefits program in accordance with such statement. The Compensation Committee will review and make recommendations to the Board of Directors regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for the Corporation's executives, and will evaluate existing agreements with the Corporation's executives, including the Chief Executive Officer, and with the Corporation's directors.

The Compensation Committee is comprised of Mr. Heier, Mr. Conway and Ms. Laird, who will be the chair of the Compensation Committee.

Governance and Nominating Committee

The Governance and Nominating Committee's charter provides that the responsibilities of such committee will include: (i) establishing and reviewing member characteristics for the Board of Directors; (ii) evaluating, identifying and

recommending nominees to the Board of Directors; (iii) monitoring and reviewing the education and development of members of the Board of Directors; (iv) recommending directors to serve as committee members and chairs; (v) reviewing and developing corporate governance guidelines, policies and procedures for the Board of Directors; (vi) establishing and implementing evaluation processes for the Board of Directors, committees and chairs; (vii) establishing procedures for the engagement of independent counsel by a director; (viii) reviewing disclosure by the Corporation of matters within the Governance and Nominating Committee's mandate; and (ix) reviewing and evaluating the Governance and Nominating Committee's charter and efficacy.

The Governance and Nominating Committee is comprised of Mr. Heier, Mr. Conway and Ms. Laird, who will be the chair of the Governance and Nominating Committee.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Corporation is, or within the ten years prior to the date hereof has been, a director, officer or promoter of any other issuer that, while that person was acting in the capacity of a director, officer or promoter of that issuer, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under applicable securities laws for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director or officer of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other material penalties or sanctions imposed by a court or regulatory body.

Personal Bankruptcies

No director or officer of the Corporation (or personal holding company of any such person) has, during the ten years prior to the date hereof, become bankrupt or, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of Interest

Except as set forth below and other than as disclosed elsewhere in this prospectus, there are no known existing or potential conflicts of interest among the Corporation, its directors or officers as a result of their outside business interests, except that certain of the directors and officers serve as directors and/or officers of other public companies which may be involved in the oil and natural gas industry and therefore it is possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director and/or officer of such other companies. Any such conflicts shall be dealt with in accordance with the procedures set forth in the ABCA. See "Principal Holders of Common Shares".

Mr. Bower is a director of BDR, which provides engineering services to the industry and is presently providing engineering services to the Corporation. See "The Corporation's Execution and Technical Strengths".

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all annual and long-term compensation of the individuals who were, at December 31, 2006, Alter Nrg's President and Chief Executive Officer, Chief Financial Officer, Vice President, Engineering and Vice President, Business Development (collectively, the "**Named Executive Officers**"), for the financial year of Alter Nrg ended December 31, 2006. Following the completion of the Reorganization, such individuals will be compensated by the Corporation and not Alter Nrg.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Named Executive Officer	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Trust Units Under Options Granted (#)	Trust Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
Mark A. Montemurro(1) President and Chief Executive Officer	2006	154,167	24,000	Nil	261,900	Note 5	Nil	Nil
Daniel R. Hay(2) Chief Financial Officer	2006	59,583	20,000	Nil	201,300	Note 5	Nil	Nil
Richard D. Bower(3) Vice President, Engineering	2006	55,965	24,000	Nil	140,600	Note 5	Nil	Nil
Kevin L. Willerton(4) Vice President, Business Development	2006	35,417	12,000	Nil	135,000	Note 5	Nil	Nil

Notes:

(1) Mr. Montemurro commenced paid employment with Alter Nrg on March 9, 2006.

(2) Mr. Hay commenced employment with Alter Nrg on May 23, 2006.

(3) Mr. Bower commenced employment with Alter Nrg on May 1, 2006.

(4) Mr. Willerton commenced employment with Alter Nrg on October 16, 2006.

(5) All Trust Units underlying the Options held by the Named Executive Officers vest as to one third of the Options granted immediately upon grant and as to one third of the number of Options granted on each of the one year and two year anniversaries of the date of grant. As there is currently no public market for the Trust Units, the dollar value of the Trust Units subject to sale restrictions is undeterminable. See "Executive Compensation — Unit Option Plan".

Unit Option Plan

The Trust has adopted a Trust Unit option plan (the "**Option Plan**") to enable the directors, officers and employees of the Trust's affiliates to participate in the growth and development of the Trust by providing such persons with the opportunity, through options ("**Options**") to acquire an increased proprietary interest in the Trust that will be aligned with the interests of the Unitholders. Since adoption of the Option Plan, an aggregate of 1,496,500 Options have been granted (62,400 of which were subsequently cancelled) and none of such Options have been exercised.

Upon closing of the Reorganization, the Option Plan will be discontinued and the Options which are issued and outstanding at the commencement of closing of the Reorganization will be exchanged for new options ("**Stock Options**") (on a 1:1 basis) under a proposed stock option plan (the "**Stock Option Plan**") of the Corporation. The Stock Options will have the same exercise price and vesting terms as the Options they replace. The terms of the Stock Option Plan are described below under "Executive Compensation — Stock Option Plan".

Stock Option Plan

The Corporation intends to adopt the Stock Option Plan in conjunction with the Reorganization. The Stock Option Plan will enable the directors, officers, employees and consultants of the Corporation and its affiliates to participate in the growth and development of the Corporation by providing such persons with the opportunity, through options ("**Stock**

Options") to acquire an increased proprietary interest in the Corporation that will be aligned with the interests of the Shareholders. Upon completion of the Reorganization and the closing of the Offering, the Stock Option Plan will be the Corporation's only securities-based compensation arrangement pursuant to which securities may be issued from treasury of the Corporation.

The Stock Option Plan will be administered by the Board of Directors which may grant Stock Options to purchase Common Shares to directors, officers, employees and consultants of the Corporation and its affiliates. The Board of Directors has the discretion to determine to whom Stock Options will be granted, the number and exercise price of such Stock Options and the terms and time frames in which the Stock Options will vest and be exercisable. Stock Options, however, may only be exercisable for a maximum of ten calendar years from the date of grant and the exercise price of the Stock Options must be no less than the volume-weighted average trading price of the Common Shares on the TSXV for the five trading days preceding the date on which the granting of an Stock Option is approved by the Board of Directors.

Notwithstanding the maximum ten year term (or any shorter term determined by the Board of Directors), the Stock Option Plan will contain provisions which address the circumstance in which a Stock Option expires during a time when the Corporation is under a self-imposed blackout period which prevents officers, directors, employees and consultants from exercising Stock Options. The Corporation has, and intends to have in the future, policies which mandate trading blackouts in certain circumstances, such as preceding the release of financial results. The Stock Option Plan will provide that if the expiration date for a Stock Option occurs during a blackout period applicable to the relevant optionee, or within 10 business days after the expiry of a blackout period applicable to the relevant optionee, then the expiration date for that Stock Option shall be the date that is the tenth business day after the expiry date of the blackout period (the "**Blackout Expiration Term**").

The Blackout Expiration Term will only be available when there is a blackout period self-imposed by the Corporation (that is, it does not apply to the Corporation or its insiders being the subject of a cease trade order) and the Blackout Expiration Term will be available to all eligible participants under the Stock Option Plan, under the same terms and conditions.

In the absence of the alternative resolution of the Board of Directors at the time of the granting of Stock Options to a grantee, the Stock Options issued to a grantee will vest as to one third of the number of Stock Options granted immediately and as to one third of the number of Stock Options granted on each of the one year and two year anniversaries of the date of grant.

The number of Common Shares to be reserved for issuance under the Stock Option Plan will equal 10% of the issued and outstanding Common Shares, from time to time. Any Stock Options granted during the period subsequent to closing of the Offering and the next Annual General Meeting of the Shareholders will be subject to Shareholder ratification.

The maximum number of Stock Options (and corresponding Common Shares reserved for issuance upon exercise of such Stock Options) that may be issued to any one person under the Stock Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Stock Option. The maximum number of Stock Options (and corresponding Common Shares reserved for issuance upon the exercise of such Stock Options) that may be reserved for issuance to insiders of the Corporation under the Stock Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The total number of Stock Options which may be granted to any one insider of the Corporation within a one year period shall not exceed 5% of the issued and outstanding Common Shares.

In addition to the limits set forth above, the Stock Option Plan imposes limits on the number of Stock Options that may be issued to consultants and employees who perform investor relations activities. The maximum number of Stock Options that may be granted to any one consultant of the Corporation within a one year period shall not exceed 2% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. Similarly, the maximum number of Stock Options that may be granted within a one year period to an employee conducting investor relations activities shall not exceed 2% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant.

A Stock Option is personal to the grantee of the Stock Option and is non-transferable and non-assignable. The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Stock Options and the issuance of Common Shares. If the employment or appointment of a Stock Option holder with the Corporation or its affiliates is terminated by either party for any reason other than termination for cause, the Stock Options held by such Stock Option holder must be exercised within 90 days of the date of termination of the Stock Option holder's

employment or appointment with the Corporation or its affiliates. If terminated for cause, the Stock Options held by such Stock Option holder terminate and are cancelled upon the holder ceasing to be a director, officer or employee of the Corporation or its affiliates.

The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation. If, during the term of a Stock Option, the Corporation is merged into or amalgamated with any other entity, or the Corporation sells all or substantially all of its assets, and as a result of such transactions the Shareholders would receive securities of another issuer in substitution for the Common Shares, the Stock Options would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of such merger, amalgamation or sale if the Stock Option holder had exercised the Stock Options to purchase Common Shares immediately prior to the transaction. However, if the employment or appointment of a Stock Option holder with the Corporation, its affiliates or a successor issuer is terminated for any reason (other than for cause or the death of the holder) within 90 days of a merger, amalgamation or sale as described above, the Stock Option holder may exercise all of his or her Stock Options within 90 days of such termination, whether or not such Stock Options would have otherwise been vested or exercisable. Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the *Securities Act* (Ontario) is made for the Common Shares, holders of Stock Options have the right to immediately exercise all unexercised Stock Options held by such holder, whether vested or not at such time, in order to tender such Common Shares to the take-over bid. If such Common Shares are not tendered to or taken up under the bid, any Common Shares so acquired by the holder of the exercised Stock Options are deemed to be cancelled and returned to the Corporation and the Stock Options and the consideration paid by the holder to exercise such Stock Options will be returned to the holder.

The Stock Option Plan will state that the Board of Directors may amend, suspend or discontinue the Stock Option Plan at any time, provided that Shareholder approval will be required to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan or change the manner of determining the exercise price for Stock Options.

Option Grants During the Most Recently Completed Financial Year

The following table summarizes the outstanding Options granted to the Named Executive Officers pursuant to the Unit Option Plan for the period ended December 31, 2006:

Named Executive Officer	Trust Units Under Options Granted (#)[1]	% of Total Options Granted to Employees in Financial Year ended December 31, 2006	Exercise Price of Options ($/Option)	Market Value of Trust Units Underlying Options ($/Unit)	Option Expiry Date
Mark A. Montemurro	126,900	8.8%	0.45	Note 2	May 30, 2016
President and Chief Executive Officer	135,000	9.3%	0.80	Note 2	August 29, 2016
Daniel R. Hay	112,800	7.8%	0.45	Note 2	May 30, 2016
Chief Financial Officer	88,500	6.1%	0.80	Note 2	August 29, 2016
Richard D. Bower	84,600	5.8%	0.45	Note 2	May 30, 2016
Vice President, Engineering	56,000	3.9%	0.80	Note 2	August 29, 2016
Kevin L. Willerton	135,000	9.3%	1.00	Note 2	October 16, 2016
Vice President, Business Development					

Notes:

(1) At the time of closing of the Reorganization, each Option will be exchanged for a Stock Option. See "Executive Compensation — Stock Option Plan".

(2) As there is currently no public market for the Trust Units, the market value of the Trust Units underlying Options is undeterminable.

Employment Agreements

Alter Nrg has executive employment agreements with each of Messrs. Mark A. Montemurro, President and Chief Executive Officer, Daniel R. Hay, Chief Financial Officer, Kevin L. Willerton, Vice President, Business Development and Richard D. Bower, Vice President, Engineering (each, an "**Executive**").

The executive employment agreements between Alter Nrg and each of the Executives are in substantially similar form, other than as set forth below. The executive employment agreements have an indefinite term and provide for the salary and benefits to be paid to such Executives, comprised of current annual salaries of $192,400 (Mr. Montemurro), $155,000 (Mr. Hay), $176,800 (Mr. Willerton) and $176,800 (Mr. Bower). In addition, each Executive is entitled to benefits and an annual bonus to be determined by the Corporation, at the discretion of the Board of Directors, and is eligible to be considered for grants under the Stock Option Plan. See "Executive Compensation — Stock Option Plan".

The executive employment agreements also provide that if the Executive is terminated without just cause, the Executive will be entitled to receive, in the aggregate, a lump sum severance payment equal to the Executive's annual base salary as at the date of termination multiplied by 1.5, plus the equivalent of 18 months' health benefits and bonus (the "**Severance Payment**"). In addition, the executive employment agreements provide that if the Executive terminates his employment with the Corporation within the three month period following a change of control of the Corporation, he will be entitled to receive, within seven days after the date of such termination, the Severance Payment. In either case, the Executive's right to receive the Severance Payment is not subject to any obligation to mitigate, nor is it affected by any actual mitigation. The completion of the Reorganization and the WPC Acquisition will not constitute a change of control for the purposes of these executive employment agreements.

Pursuant to the executive employment agreements, each of the Executives is subject to a covenant not to compete with the Corporation during the term of the executive's employment. In addition, each Executive is subject to a covenant not to initiate contact with any employee or other executive of the Corporation for the purpose of offering him or her employment or business opportunities with any person or entity other than the Corporation, or solicit any customers of the Corporation, for a period of 12 months after the Executive's employment is terminated for any reason.

Concurrently with the execution of each Executive's employment agreement, each Executive entered into a Confidentiality and Intellectual Property Rights Agreement wherein he covenants and agrees not to disclose certain confidential information and intellectual property rights of the Corporation.

If the Offering and the Reorganization are completed, it is expected that the Corporation will enter into executive employment agreements with each Executive on substantially similar terms and the existing executive employment agreements with Alter Nrg will be terminated.

Pension and Retirement Plans

The Corporation does not currently have pension or retirement plans; therefore, no compensation is currently paid to the directors or officers of the Corporation in that capacity.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the securities of the Trust that are authorized for issuance under equity compensation plans as at December 31, 2006. The Trust does not have any equity compensation plans not approved by the Unitholders.

Plan Category	Number of Trust Units to be Issued Upon Exercise of Outstanding Option	Weighted Average Exercise Price of Outstanding Options	Number of Trust Units Remaining Available For Issuance Under Equity Compensation Plans (Excluding Outstanding Securities Reflected in the First Column)
Option Plan(1)	1,448,300	$0.69	287,727(2)
Total	1,448,300	$0.69	287,727

Notes:

(1) At the time of closing of the Reorganization, each Option will be exchanged for a Stock Option. See "Executive Compensation — Stock Option Plan".

(2) The aggregate number of Common Shares that may be reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares.

Compensation of Directors

No compensation is currently paid to the directors of Alter Nrg or the Corporation in that capacity except Unit Option grants and Stock Option grants, as applicable, as described herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is a director or executive officer of either Alter Nrg or the Corporation, and no associate of any such individual, is, or has been at any time during the fiscal period ended December 31, 2006, indebted to either Alter Nrg or the Corporation or any of their respective subsidiaries or to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by either Alter Nrg or the Corporation or any of their respective subsidiaries, other than routine indebtedness.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "**Agency Agreement**") dated ● , 2007, among the Corporation and the Agents, the Agents have agreed to act as, and have been appointed as, the sole and exclusive agents of the Corporation to offer for sale to the public the Offered Shares on a best efforts basis if, as and when issued by the Corporation, subject to the terms and conditions of the Agency Agreement. The Agents will receive a commission equal to $ ● per Offered Share sold under the Offering or 6.5% of the gross proceeds of the Offering, payable by the Corporation. The Agents have agreed to use their best efforts to secure subscriptions for the Offered Shares on behalf of the Corporation, and, if the Agents deem it appropriate, to make syndication or other selling arrangements with other investment dealers at no additional cost to the Corporation. The obligations of the Agents under the Agency Agreement are several and not joint and may be terminated at any time at the Agents' discretion on the basis of their assessment of the financial markets and the occurrence of certain stated events. While the Agents have agreed to use their best efforts to sell the Offered Shares offered hereby, the Agents will not be obliged to purchase any Offered Shares which are not sold.

There is currently no market for the Offered Shares. Accordingly, the offering price of the Offered Shares offered hereunder was determined by negotiation among the Corporation, Wellington West Capital Markets Inc. and Canaccord Capital Corporation. Subscriptions for Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription book at any time without notice. It is expected that definitive certificates for the Offered Shares will be available for delivery on the closing of this Offering. Closing of this Offering is expected to occur on or about ● , 2007, or such later date as may be agreed upon by the Corporation and the Agents, but, in any event, not later than ● , 2007.

The Corporation has applied to list its Common Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price in respect thereof. This prospectus also qualifies the distribution of the Common Shares issuable pursuant to the Reorganization and the WPC Acquisition. See "The Reorganization" and "WPC Acquisition".

Pursuant to policy statements of certain Canadian securities authorities, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the relevant self-regulatory authorities relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. In connection with the Offering, and subject to the foregoing, the Agents may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that it will not, without the prior consent of Wellington West Capital Markets Inc. and Canaccord Capital Corporation, which consent may not be unreasonably withheld, authorize, issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or agree or announce any intention to do so, at any time prior to 120 days after the Closing Date, other than Common Shares to be issued by the Corporation in connection with the Reorganization and the WPC Acquisition, Stock Options issued pursuant to the Stock Option Plan or Common Shares issuable on exercise of Stock Options.

The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and accordingly may not be offered or sold in the United States except pursuant to registration under the U.S. Securities Act and any applicable state securities laws or pursuant to an exemption therefrom. The Agency Agreement permits the Agents to offer and resell the Common Shares that they have acquired pursuant to the Agency Agreement only to

"qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) and to institutional "accredited investors" in the United States (as defined under Regulation D under the U.S. Securities Act) in transactions exempt from the registration requirements of the U.S. Securities Act. In addition, the Agency Agreement provides that the Agents may offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this Offering, may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at February 20, 2007, both before and after giving effect to the Maximum Offering, the Reorganization and the WPC Acquisition. This table should be read in conjunction with the consolidated financial statements of the Trust and the Corporation and the notes thereto, included elsewhere in this prospectus.

	Authorized	Outstanding as at February 20, 2007	Outstanding as at February 20, 2007 after giving effect to the Maximum Offering, the Reorganization and the WPC Acquisition(1)(2)(3)
Common Shares(4)	unlimited	$100 (10 Common Shares)	$ ● (● Common Shares)
Preferred Shares	unlimited	Nil	Nil

Notes:

(1) Assuming maximum net proceeds of this Offering of $ ● based on the issuance of ● Common Shares for aggregate gross proceeds to the Corporation of $ ● less the Agents' Fee of $ ● and expenses of the Offering estimated to be $ ● .

(2) Assumes the issuance of 17,555,272 Common Shares pursuant to the Reorganization. See "The Reorganization".

(3) Assumes the issuance of ● Common Shares pursuant to the WPC Acquisition. See "WPC Acquisition".

(4) In addition, it is expected that ● Common Shares will be reserved for issuance under the Stock Option Plan. See "Executive Compensation — Stock Option Plan".

DESCRIPTION OF SHARE CAPITAL

Common Shares

The holders of Common Shares shall be entitled to receive notice of, and to attend and vote at, every meeting of the Shareholders (except where the holders of a specified class are entitled to vote separately as a class, as provided for in the ABCA), and each Common Share shall confer the right to one vote in person or by proxy thereat.

Subject to the rights of the holders of any other classes of shares of the Corporation that have or may have preference or priority over the Common Shares in respect of the payment of dividends, the holders of Common Shares are entitled to such dividends as the Board of Directors, in their sole discretion, may determine from time to time. The shares of the Corporation shall not rank equally in respect of dividends; and, in particular, subject to the rights of any series of preferred shares, the Board of Directors may declare dividends on one or more of the Common Shares and the preferred shares without declaring dividends on any or all of the other classes or may declare dividends on any or all of the Common Shares and the preferred shares in differing amounts, and/or at different times.

In the event of the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, be entitled to receive the remaining property of the Corporation.

Preferred Shares

The preferred shares may at any time, or from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Board of Directors.

The Board of Directors shall, by resolution, fix from time to time before the issue thereof, the designation, price, restrictions, conditions and limitations attached to the preferred shares of each series including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption or purchase prices and terms and conditions of redemption or purchase, and voting rights, any conversion rights and any sinking funds or other provision.

The preferred shares of each series shall rank, both as regards dividends and return of capital, in priority to all other shares of the Corporation. The preferred shares of any series may also be given such other preferences over the Common Shares, and over any other shares of the Corporation ranking junior to the preferred shares, as may be fixed by the Board of Directors, provided, however, that no rights, privileges, restrictions or conditions attached to a series of shares shall confer on a series a priority in respect of voting, dividends or return of capital over any other series of shares of the same class that are then outstanding.

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

The following table summarizes the outstanding Options granted pursuant to the Unit Option Plan for the period ended February 20, 2007.

	Trust Units Under Options Granted[1] (#)	% of Total Options Granted During the Period	Exercise Price of Options ($/Option)	Market Value of Trust Units Underlying Options ($/Unit)	Option Expiry Date
Officers and Executives	324,300	22.6%	$0.45	Note 2	May 30, 2016
	279,500	19.5%	$0.80	Note 2	August 29, 2016
	135,000	9.4%	$1.00	Note 2	October 16, 2016
	50,000	3.5%	$2.05	Note 2	December 8, 2016
Directors	188,000	13.1%	$0.45	Note 2	May 30, 2006
	110,000	7.7%	$0.80	Note 2	August 29, 2016
Employees	69,000	4.8%	$0.80	Note 2	August 29, 2016
	6,000	0.4%	$1.00	Note 2	September 19, 2016
Consultants	183,300	12.8%	$0.45	Note 2	May 30, 2016
	69,000	4.8%	$0.80	Note 2	August 29, 2016
	20,000	1.4%	$2.05	Note 2	February 7, 2017
	1,434,100				

Notes:

(1) At the time of closing of the Reorganization, each Option will be exchanged for a Stock Option. See "Executive Compensation — Stock Option Plan".

(2) As there is currently no public market for the Trust Units, the market value of the Trust Units underlying Options is undeterminable.

PRIOR SALES OF SECURITIES

Other than ten Common Shares issued to the Trust on incorporation, there have been no prior issuances of Common Shares. The Trust issued the following Trust Units from the period of commencement of operations on March 9, 2006 to January 12, 2007:

Number of Trust Units	Date of Issuance	Issue Price Per Trust Unit	Aggregate Issue Price	Nature of Consideration Received
7,520,000	May 29, 2006	$0.40	$ 3,008,000	Cash
5,126,663	June 22, 2006	$0.75	$ 3,845,001	Cash
2,568,692	July 18, 2006	$0.75	$ 1,926,524	Cash
2,144,917	December 29, 2006	$2.00	$ 4,289,834	Cash
195,000	January 12, 2007	$2.00	$ 390,000	Cash
17,555,272			$13,459,359	

PRINCIPAL HOLDERS OF COMMON SHARES

To the best of the knowledge of the directors and officers of the Corporation, the following table sets forth the shareholdings of those persons who are the direct or indirect beneficial owners of or exercise control or direction over 10% or more of any class of voting shares of the Corporation as at the date hereof and after giving effect to the Maximum Offering, the Reorganization and the WPC Acquisition:

Shareholder	Designation of Class	Type of Ownership	Number of Common Shares[1]	% of Class[1]	Number of Common Shares After Giving Effect to the Maximum Offering, the Reorganization and the WPC Acquisition	% of Class After Giving Effect to the Maximum Offering, the Reorganization and the WPC Acquisition
Michael E. Heier . .	Common Shares	Direct and Indirect	6,583,333[2]	37.5[2]	●[2]	●[2]

Notes:

(1) After giving effect to the Reorganization. See "The Reorganization".

(2) On a diluted basis, these numbers are ● , ● , ● and ● , respectively.

ESCROWED SECURITIES

In accordance with the Canadian Securities Administrators National Policy 46-201 entitled *Escrow for Initial Public Offerings* (the "**Policy**") and pursuant to an agreement (the "**Escrow Agreement**") to be entered into among ● , ● and ● (collectively, the "**Principals**"), the Corporation and Valiant Trust Company (the "**Escrow Trustee**"), a total of ● Common Shares, representing ● % of the Corporation's outstanding Common Shares after giving effect to the Maximum Offering, will be deposited into escrow with the Escrow Trustee as escrow agent on the closing of this Offering (the "**Escrowed Securities**"). Pursuant to the Escrow Agreement, the following table discloses the Common Shares which will be held in escrow:

Name of Principal	Number of Common Shares Held in Escrow	Percentage of Class
●	●	●
●	●	●

Under the Policy, the Corporation will be classified as an "established issuer". Based on the Corporation being an established issuer, the Escrowed Securities will be subject to an 18 month escrow from the date the Common Shares are listed on the TSXV (the "**Listing Date**") and will be released to the Principals under the following schedule:

- 25% on the Listing Date;
- 25% six months following the Listing Date;
- 25% twelve months following the Listing Date; and
- 25% eighteen months following the Listing Date.

The Escrowed Securities cannot generally be transferred or otherwise dealt with while in escrow. Permitted transfers or dealings within escrow include: (i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Corporation or of a material operating subsidiary, with approval of the Board of Directors; (ii) transfers to a person or company that, before the transfer, holds more than 20% of the voting rights attached to the outstanding Common Shares; (iii) transfers to a person or company that, after the transfer, holds more than 10% of the voting rights attached to the outstanding Common Shares and has the right to elect or appoint one or more directors or senior officers of the Corporation or any material operating subsidiaries; (iv) transfers to or between an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor's spouse, children or parents; (v) transfers upon bankruptcy to the trustee in bankruptcy; and (vi) transfers to a financial institution on the realization of escrow securities pledged, mortgaged or charged by the holder to the financial institution as collateral for a loan. Tenders of Escrowed Securities to a take-over bid would be permitted provided that, if the holder of the Escrowed Securities is a principal of the successor issuer upon completion of the take-over bid, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor issuer's escrow classification.

In addition, it is a condition of the Share Purchase Agreement that Dighe will, on the WPC Closing Date, enter into an escrow agreement in respect of the Share Portion containing substantially the same terms as the Escrow Agreement. See "WPC Acquisition".

RISK FACTORS

The following are certain factors relating to the business of the Corporation which prospective investors should carefully consider before deciding whether to purchase Common Shares. All of these risk factors could negatively impact the Corporation's consolidated revenue, margins and cash flow. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus.

Reliance on Management

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion and good faith of Management. Upon completion of the Reorganization and the WPC Acquisition, the employment agreements of Alter Nrg with each of the Executives will be assigned to the Corporation and the Corporation will enter into an employment agreement with Dighe. The Corporation will be particularly dependent upon Dighe to manage the business of WPC. However, although it is customary to rely on employment agreements as a method of retaining the services of key employees, these agreements cannot assure the Corporation of the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Corporation's business, technical capabilities, operating results or financial condition or could result in delays to, or abandonment of, the Corporation's projects. The Corporation does not carry "key man" insurance for any of its employees.

Reliance on Technical and Field Personnel

The Corporation's success is greatly dependent upon its employees, and particularly its technical and field personnel. Any loss of the services of such individuals could have a material adverse effect on the business and operations of the Corporation. Furthermore, the ability of the Corporation to expand its business is dependent upon its ability to attract and retain such qualified employees. The ability to secure the services of additional personnel is constrained in times of strong industry activity.

Factors which may Prevent Satisfaction of Corporate Milestones

The Corporation is currently in the early development stage. There is a risk that certain of the Corporation's anticipated milestones will not be achieved on time, on budget or at all. Additionally, there is a risk that the Corporation may experience delays, interruption of operations or increased costs due to many factors, including, without limitation:

- challenges and issues related to the proprietary technology of the Corporation and WPC;
- delays in obtaining, or conditions imposed by, regulatory approvals;
- design errors;
- non-performance by third party contractors;
- increases in materials or labour costs;
- construction performance falling below expected levels of output or efficiency;
- breakdown or failure of equipment or processes;
- contractor or operator errors;
- labour disputes, disruptions or declines in productivity;
- inability to attract sufficient numbers of qualified workers;
- changes in the scope of the Corporation's business;
- violation of patents;
- disruption in the supply of energy; and
- major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

Competition

The gasification industry is highly competitive and the Corporation competes with a substantial number of companies which have greater technical and financial resources. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Corporation or that new or existing competitors will not enter the various markets in which the

Corporation is active. In certain aspects of its business, the Corporation also competes with a number of small and medium-sized companies, which, like the Corporation, have certain competitive advantages such as low overhead costs and specialized regional strengths.

Dependence on Suppliers

The ability of the Corporation to compete and grow will be dependent on the Corporation having access, at a reasonable cost and in a timely manner, to skilled labor, equipment, parts and components. Failure of suppliers to deliver such skilled labor, equipment, parts and components at a reasonable cost and in a timely manner would be detrimental to the Corporation's ability to compete and grow. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Corporation's capital expenditure program may be greater than anticipated by Management, and may be greater the net proceeds of the Offering and other funds available to the Corporation, in which circumstance the Corporation may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse affect on the financial results of the Corporation.

The Corporation's ability to compete and grow is also dependent upon the availability of feedstocks at reasonable prices. The Corporation has acquired coal interests in an attempt to mitigate this risk. There can be no assurance that the coal resources acquired will be developed due to regulatory impediments, or it is not suitable for gasification projects. However, if the suppliers are unable to provide the necessary feedstocks, or otherwise fail to deliver products in the quantities required, any resulting delays could have a material adverse effect on the Corporation's results of operations and the Corporation's financial condition.

Commodity Price Volatility

The Corporation is subject to the fluctuations in oil, natural gas and other commodity energy prices. It is anticipated that the gasification industry has an inherently high capital cost due to large construction projects. Nevertheless, changes in commodity prices could result in a decision by the Corporation to suspend or reduce operations because such operations are no longer economically viable. Any such suspension or reduction of operations would result in a corresponding decrease in the Corporation's revenues and earnings and could materially impact the Corporation's ability to meet customer demands and could expose the Corporation to additional expense as a result of any future long-term contracts. If production is not suspended or reduced during such period, the low differential between the price of the Corporation's end products and the cost of production could lower the Corporation's revenues.

Prices for End Products

The prices the Corporation will receive for its end products will be dependent on the demand for them. While there is a proven market for gasification products, there can be no assurance that the pricing of these products will be at levels anticipated by the Corporation. All such estimates for the pricing of the Corporation's end products are, to some degree, uncertain. For this reason, estimates of future net revenues prepared by the Corporation compared to actual net revenues may vary substantially.

Regulatory and Political

The Corporation's operations are subject to a variety of Canadian and United States federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment and the manufacture, management, transportation, storage and disposal of certain materials used in the Corporation's operations. Management believes that the Corporation is in compliance with such laws, regulations and guidelines, however, changes to such laws, regulations and guidelines due to environmental changes, unforeseen environmental effects, general economic conditions and other matters beyond the control of the Corporation may cause adverse effects to the Corporation's operations. The Corporation has invested financial and managerial resources to ensure compliance with applicable laws, regulations and guidelines and will continue to do so in the future. Although such expenditures have not, historically, been material to the Corporation, such laws, regulations and guidelines are subject to change. Accordingly, it is impossible for the Corporation to predict the cost or impact of such laws, regulations or guidelines on its future operations. It is not expected that any changes to these laws, regulations or guidelines would affect the operations of the Corporation in a manner materially different than they would affect other gasification companies of a similar size.

Environmental Liability

The Corporation is subject to various environmental laws and regulations enacted in the jurisdictions in which it operates which govern the manufacture, processing, importation, transportation, handling and disposal of certain materials used in the Corporation's operations. The Corporation is in process of establishing procedures to address compliance with current environmental laws and regulations and monitors its practices concerning the handling of environmentally hazardous materials. However, there can be no assurance that the Corporation's procedures will prevent environmental damage occurring from spills of materials handled by the Corporation or that such damage has not already occurred. On occasion, substantial liabilities to third parties may be incurred. The Corporation may have the benefit of insurance maintained by it or the operator, however, the Corporation may become liable for damages against which it cannot adequately insure or against which it may elect not to insure because of high costs or other reasons.

The Corporation's customers are subject to similar environmental laws and regulations, as well as limits on emissions to the air and discharges into surface and sub-surface waters. While regulatory developments that may follow in subsequent years could have the effect of reducing industry activity, the Corporation cannot predict the nature of the restrictions that may be imposed. The Corporation may be required to increase operating expenses or capital expenditures in order to comply with any new restrictions or regulations.

Operating Risk and Insurance

The Corporation intends to implement an insurance and risk management program in place to protect its assets, operations and employees in advance of operations. WPC however does have such a program in place. The Corporation also has programs in place to address compliance with current safety and regulatory standards. However, the Corporation's operations are subject to risks inherent in the gasification industry, such as equipment defects, malfunction, failures and natural disasters. These risks and hazards could expose the Corporation to substantial liability for personal injury, loss of life, business interruption, property damage or destruction, pollution and other environmental damages.

While the Corporation believes its insurance coverage addresses all materials risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Corporation is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Corporation's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Sensitivity to Fixed Costs

Fixed costs, including costs associated with operating losses, leases, labour costs and depreciation will account for a significant portion of the Corporation's costs and expenses. As a result, reduced productivity resulting from reduced demand, equipment failure, weather or other factors could significantly affect financial results.

Reliance on Technology

The Corporation will depend upon continuous improvements in technology to meet customer demands in respect of performance and cost, and to explore additional business opportunities. There can be no assurance that the Corporation will be successful in its efforts in this regard or that it will have the resources available to meet this demand. While the Corporation anticipates that the research and development experience of WPC will allow the Corporation to explore additional business opportunities, there is no guarantee that such business opportunities will be presented or realized.

The Corporation has not sought nor obtained patent or other similar protection in respect of any technology developed by the Corporation. The commercial advantage of the Corporation will depend to a significant extent on the intellectual property and proprietary technology of WPC and the ability of the Corporation and WPC to prevent others from copying such proprietary technologies. WPC currently relies on intellectual property rights and other contractual or proprietary rights, including (without limitation) copyright, trade secrets, confidential procedures, contractual provisions, licenses and patents, to protect its proprietary technology. WPC may have to engage in litigation in order to protect its patents or other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This type of litigation can be expensive and time-consuming, regardless of whether or not the Corporation or WPC is successful.

In the future, the Corporation and WPC may seek patents or other similar protections in respect of particular technology; however, there can be no assurance that any future patent applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Corporation or WPC. Moreover, the process of seeking patent protection can itself be long and expensive. In the meantime, competitors may develop technologies that are similar or superior to the technology of the Corporation and WPC or design around the patents owned by the Corporation or WPC, thereby adversely affecting the Corporation's competitive advantage in one or more of its businesses.

Despite the efforts of the Corporation or WPC, the intellectual property rights of WPC may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Corporation or WPC may take to protect its intellectual property rights and other rights to such proprietary technologies that are central to the Corporation's operations will prevent misappropriation or infringement of WPC Technology.

Risk of Third Party Claims for Infringement

A third party may claim that the use of the WPC Technology has infringed such third party's rights or may challenge the right of WPC to its intellectual property. In such event, WPC and/or the Corporation will undertake a review to determine what, if any, action should be taken with respect to such claim. Any claim, whether or not with merit, could be time consuming to evaluate, result in costly litigation and have material adverse effects on the business, operations and financial condition of the Corporation. Such a claim could result in WPC or the Corporation having to enter into licensing arrangements that may require the payment of a license fee or royalties to the owner of the intellectual property. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Corporation.

Additional Financing

In order to execute its business plan, the Corporation will require a combination of additional debt and equity financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. The Corporation's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Corporation's growth and may have a material adverse effect upon the Corporation.

Conflicts of Interest

Certain of the directors and officers of the Corporation are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

Litigation

Although there are currently no material legal proceedings outstanding or threatened against the Corporation, the Corporation may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. The Corporation intends to seek insurance coverage as deemed appropriate by Management. There can be no assurance that such insurance would be available to the Corporation on terms acceptable to Management or in an amount sufficient to cover claims.

Absence of Prior Public Market for the Common Shares

Prior to the closing of the Offering, there has been no public market for the Common Shares. The price offered to the public and the number of Common Shares to be issued have been determined by negotiation among the Corporation and the Agents. The price paid for each Common Share may bear no relationship to the price at which the Common Shares will trade in the public market subsequent to this Offering. See "Plan of Distribution". The Corporation cannot predict at what price the Common Shares will trade and there can be no assurance that an active trading market in the Common Shares will develop or be sustained.

Dilution and Future Sales of Common Shares

The Corporation may issue additional Common Shares in the future, which may dilute a Shareholder's holdings in the Corporation. The Corporation's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, and Shareholders will have no pre-emptive rights in connection with such

further issuances. The Board of Directors has the discretion to determine the provisions attaching to any series of preferred shares and the price and the terms of issue of further issuances of Common Shares.

Failure to Realize Anticipated Benefits of Acquisitions

The Corporation may make acquisitions of businesses and assets in the ordinary course of business. Closing on the WPC Acquisition and achieving the benefits of acquisitions (including the WPC Acquisition) depends in part on successfully consolidating functions, retaining key employees and customer relationships and integrating operations and procedures in a timely and efficient manner. Such integration may require substantial Management effort, time and resources, may divert Management's focus from other strategic opportunities and operational matters and ultimately the Corporation may fail to realize anticipated benefits of acquisitions (including the WPC Acquisition).

Currency Exchange Rate Risk

The Purchase Price for the WPC Acquisition is denominated in United States dollars, so that fluctuations in the currency exchange rate between the Canadian dollar and the United States dollar before the WPC Closing Date may have an adverse impact on the Canadian dollar amount to be funded to WPC and Common Shares to be issued to the WPC Shareholders. See "Use of Proceeds". In addition, the revenue generated from the operations of WPC will be denominated in United States dollars so that fluctuations in the currency exchange rate between the Canadian and the United States dollar may have an impact on the results of the Corporation.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of Western Canada. Although the Corporation is not aware of any such claim, it is possible in the future that aboriginal peoples may claim aboriginal title and rights to the lands where the Corporation's coal leases are located. Any successful claim in respect of the land could have an adverse effect on the Corporation.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Agents, the Common Shares will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided the Common Shares are listed on Tier 1 of the TSXV or another stock exchange prescribed for the purposes of the Tax Act at the relevant time.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only material contracts entered into by the Corporation or the Trust or its subsidiaries since March 9, 2006 (the commencement of operations of Alter Nrg) or to be entered into on or before Closing Date by the Corporation or Alter Nrg or its subsidiaries which can be regarded as presently material:

1. the Agency Agreement (See "Plan of Distribution");
2. the WPC License (See "Development of the Business");
3. the Share Purchase Agreement (See "WPC Acquisition"); and
4. the Trust Indenture.

Following execution, copies of these agreements (other than any maintained as confidential) may be inspected at the Corporation's head office and at the offices of Blake, Cassels & Graydon LLP in Toronto, Ontario during regular business hours during the distribution of the Common Shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors, executive officers or principal shareholders of either the Corporation or Alter Nrg and no known associate or affiliate of any of them, has or had any material interest, direct or indirect, in any transaction within the three years prior to the date of this prospectus or in any proposed transaction, that has materially affected or will materially affect the Corporation or its subsidiaries, other than as disclosed elsewhere in this prospectus.

PROMOTERS

Messrs. Mark A. Montemurro and Michael E. Heier may be considered promoters of the Corporation (the "**Promoters**") by reason of their initiative in organizing the business and affairs of the Corporation. The number and percentage of Common Shares the Promoters will hold prior to closing of the Offering is outlined in the following table. The Promoters have not received any cash or other compensation in their capacities as directors and/or officers of the Corporation or Alter Nrg other than as disclosed under "Executive Compensation".

Name	Number and Percentage of Common Shares on a Non-Diluted Basis(1)	Number and Percentage of Common Shares on a Diluted Basis(1)
Mark A. Montemurro	502,916/2.9%	764,816/4.0%
Michael E. Heier	6,583,333/37.5%	6,687,133/35.2%

Notes:

(1) After giving effect to the Reorganization. See "Alter Nrg Corp. — The Reorganization".

DIVIDEND RECORD AND POLICY

The Corporation has not paid any dividends on its Common Shares. Any future payments of dividends will be at the discretion of the Board of Directors and will depend upon the financial condition, capital requirements and earnings of the Corporation as well as other factors it may deem relevant. The Corporation's articles do not contain any restrictions on the payments of dividends.

LEGAL PROCEEDINGS

There are no material outstanding legal proceedings to which the Corporation or any subsidiary of the Corporation is a party or of which any of their respective property is the subject matter, nor is any such proceeding known by the Corporation to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, and on behalf of the Agents by Heenan Blaikie LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The Auditors of the Corporation are Deloitte & Touche LLP, 3000 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Valiant Trust Company is the registrar and transfer agent for the Common Shares at its principal offices at Suite 300, 606 – 4th Street S.W., Calgary, Alberta and in Toronto, Ontario.

INTEREST OF EXPERTS

None of Blake, Cassels & Graydon LLP, Heenan Blaikie LLP or any partner or associate thereof has received or will receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate thereof. Blake, Cassels & Graydon LLP and the partners and associates thereof, and Heenan Blaikie LLP and the partners and associates thereof, each as a group, beneficially own, directly or indirectly, less than one percent of the securities of the Corporation. In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the prospectus of Alter Nrg Corp. (the "Corporation") dated ● , 2007 qualifying the distribution of up to ● common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of Alter Nrg Ltd. as administrator of Alter Nrg Income Fund (the "Fund") on the consolidated balance sheet of the Fund as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows of the Fund for the period from commencement of operations on March 9, 2006 to December 31, 2006. Our report is dated January 29, 2007 except for note 13 which is as of ● , 2007.

We also consent to the use in the above-mentioned prospectus of our report to the directors of the Corporation on the balance sheet of the Corporation as at February 20, 2007. Our report is dated February 23, 2007 except for note 3 which is as of ● , 2007.

We also consent to the use in the above-mentioned prospectus of our report to the directors of Westinghouse Plasma Corporation ("WPC") on the balance sheets of WPC as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows of WPC for each of the years in the three year period ended December 31, 2006. Our report is dated January 29, 2007.

Calgary, Alberta
● , 2007

signed " ● "
Chartered Accountants

FINANCIAL STATEMENTS OF
ALTER NRG CORP.

Alter Nrg Corp.

AUDITORS' REPORT

To the Directors of
ALTER NRG CORP.:

We have audited the balance sheet of Alter Nrg Corp. (the "Corporation") as at February 20, 2007. This financial statement is the responsibility of the management of the Corporation. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Alter Nrg Corp. as at February 20, 2007 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 23, 2007 except for note 3 which is as of ● , 2007

Signed " ● "
Chartered Accountants

Alter Nrg Corp.

BALANCE SHEET
As at February 20, 2007

ASSETS

Current Assets	
Cash	$100
	$100

SHAREHOLDER'S EQUITY

Shareholder's Equity	$100
	$100

Approved by the Board:

(signed) "Brent J. Conway", Director

(signed) "Michael E. Heier", Director

See accompanying notes to financial statements

Alter Nrg Corp.

NOTES TO THE FINANCIAL STATEMENT
As at February 20, 2007

1. FORMATION AND FINANCIAL PRESENTATION

Alter Nrg Corp. (the "Corporation") was incorporated under the *Business Corporations Act* (Alberta) on February 20, 2007. The Corporation has not carried on active business since inception. The Corporation is currently a wholly owned subsidiary of Alter Nrg Income Fund (the "Trust").

2. SHAREHOLDER'S EQUITY

Authorized

An unlimited number of Common Shares.

Issued

Common shares	# of Common Shares	Amount
Issued upon incorporation	10	$100
Balance as of February 20, 2007	10	$100

3. SUBSEQUENT EVENTS

On ● , 2007, the Corporation filed a final prospectus relating to an initial public offering (the "Offering") of ● Common Shares at S ● per Common Share.

In conjunction with the Initial Public Offering (the "Offering"), the Trust will reorganize from an income trust structure to a corporation. Upon completion of such reorganization, the Trust's unitholders will have exchanged all of their trust units of the Trust for common shares of the Corporation, and the Trust will thereby become a wholly-owned subsidiary of the Corporation.

FINANCIAL STATEMENTS OF
ALTER NRG INCOME FUND

Alter Nrg Income Fund

AUDITORS' REPORT

To the Directors of Alter Nrg Ltd. as administrator of
ALTER NRG INCOME FUND:

We have audited the consolidated balance sheet of **Alter Nrg Income Fund** (a development stage enterprise) as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the period from commencement of operations on March 9, 2006 to December 31, 2006. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Alter Nrg Income Fund (a development stage enterprise) as at December 31, 2006 and the results of its operations and its cash flows for the period from commencement of operations on March 9, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 29, 2007 except for note 13 which is as of ● , 2007

signed " ● "
Chartered Accountants

Alter Nrg Income Fund

CONSOLIDATED BALANCE SHEET
December 31, 2006

	December 31, 2006
ASSETS	
Current assets:	
Cash and cash equivalents	$ 9,000,252
Accounts receivable	106,403
Prepaid expenses	23,472
	9,130,127
Technology license (note 3)	299,515
Capital assets (note 4)	69,253
Resource properties (note 5)	1,107,325
Deferred costs (note 6)	1,313,676
	$11,919,896
LIABILITIES AND UNITHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	$ 663,717
	663,717
Unitholders' equity:	
Unitholders' capital (note 8)	12,623,817
Contributed surplus (note 9)	290,253
Deficit	(1,657,891)
	11,256,179
	$11,919,896

Commitments and subsequent events (notes 12 and 13)

Approved by the Board:

(signed) "Brent J. Conway", Director

(signed) "Michael E. Heier", Director

See accompanying notes to financial statements.

Alter Nrg Income Fund

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
Period from commencement of operations on March 9, 2006 to December 31, 2006

	Period from commencement of operations on March 9, 2006 to December 31, 2006
Revenue:	
Interest income	$ 83,366
Expenses:	
Depreciation	13,568
Stock based compensation (note 9)	290,253
General and administrative	1,437,436
	1,741,257
Loss before income taxes	(1,657,891)
Income taxes (note 7)	—
Loss	(1,657,891)
Deficit, beginning of period	—
Deficit, end of period	$(1,657,891)
Loss per unit — basic and diluted (note 10)	$ (0.16)

See accompanying notes to financial statements.

Alter Nrg Income Fund

CONSOLIDATED STATEMENT OF CASH FLOWS
Period from commencement of operations on March 9, 2006 to December 31, 2006

	Period from commencement of operations on March 9, 2006 to December 31, 2006
Cash provided by (used in):	
Operating:	
Loss	$(1,657,891)
Add items not involving cash:	
Depreciation	13,568
Stock based compensation	290,253
	(1,354,070)
Change in non-cash working capital	409,332
	(944,738)
Financing:	
Issue of unit capital, net of unit issuance costs	12,623,817
Change in non-cash working capital	10
	12,623,827
Investing:	
Investment in technology license	(299,515)
Acquisition of capital assets	(82,821)
Acquisition of resource properties	(1,107,325)
Deferred costs	(1,313,676)
Change in non-cash working capital	124,500
	(2,678,837)
Increase in cash and cash equivalents	9,000,252
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$ 9,000,252
Cash and cash equivalents consists of:	
Term deposits	$ 4,500,000
Bank balances	4,500,252
	$ 9,000,252

No interest or taxes were paid during the period.

See accompanying notes to financial statements.

Alter Nrg Income Fund

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

1. DESCRIPTION OF THE TRUST

Alter Nrg Income Fund (the "Trust") is an unincorporated, open-ended unit trust established in the Province of Alberta on April 28, 2006 (Note 13).

The Trust's business operations are conducted through the Alter Nrg Limited Partnership and the Alter Nrg Commercial Trust. The Trust invests in alternative energy projects using gasification and gasification related technology to create saleable energy products.

The Trust may, in the future, make distributions to Unitholders from available cash flow from the business; however, as the start-up phase of the business is capital intensive and will not initially generate revenues, no distributions are currently contemplated. It may be several years before distributions are made to Unitholders and there can be no assurance that distributions will ever be made.

The Trust has an obligation under the Declaration of Trust to distribute all of its taxable income and realized capital gains to the Unitholders of record as at December 31 of each fiscal year. Distribution of this taxable income can be in the form of cash or through the issuance of additional Trust Units. Under the terms of the Declaration of Trust, if taxable income is distributed in the form of additional Trust Units, there will be an immediate consolidation of the number of Trust Units outstanding. After the consolidation, each Unitholder will hold the same number of Trust Units as held before the distribution of additional Trust Units.

The Trust is in the development stage and since inception the Trust's efforts have been focused on the procurement of coal and other feedstocks, the financing, the gasification technology and people to execute on its business plan. To date, the Trust has not earned revenues from operations and will require future profitable operations and/or financing to continue operating. The Trust will be considered an operating entity when a project is substantially planned, meaning the project has the engineering feasibility, business agreements, regulatory approval and financing capability to move forward into the implementation phase.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared by Management, in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The preparation of financial statements in accordance with Canadian GAAP requires Management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

- ***Principles of Consolidation***

The consolidated financial statements include the accounts of the Trust and its wholly owned subsidiaries as at and for the period ended December 31, 2006. Any reference to the Trust throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-company transactions have been eliminated.

- ***Cash and Cash Equivalents***

Cash and cash equivalents consist of cash and short term investments with original maturities of three months or less. The term deposits are daily revolving short term investments at a variable interest rate averaging 4% for the period ended December 31, 2006.

- ***Technology License***

Expenditures incurred to acquire the license, including any direct development costs and overhead directly attributable, will be capitalized. These costs will be amortized on a straight line basis over the useful life of the license once it is being commercially applied.

- ***Capital Assets***

Capital assets are recorded at cost. Major renewals and improvements that extend the useful life of the asset are capitalized, while repairs and maintenance expenses are charged to operations as incurred. Depreciation is recognized over the expected useful lives of the assets using the declining balance method and the following annual rates:

Office equipment	20%
Computer equipment	30%

The carrying value of capital assets are assessed each period to determine if there are any events or circumstances that would indicate the carrying value will not be recovered in the future. If the carrying value is unlikely to be recovered, the carrying value in excess of the fair value is charged to earnings in that period.

- ***Deferred Costs***

Costs related to projects or transactions that are still in progress are temporarily capitalized as deferred costs. Once the project or transaction is substantially complete, it is transferred to the relevant related account and amortized over the expected useful life.

The carrying value of deferred costs is assessed each period to determine if there are any events or circumstances that would indicate the carrying values will not be recovered in the future. If the carrying value is unlikely to be recovered, the carrying value in excess of the fair value is charged to earnings in that period.

- ***Income Tax***

The Trust is an unincorporated, open-ended Unit Trust for income tax purposes. As such, the Trust is taxed on any taxable income not allocated to Unitholders. Under the terms of the Declaration of Trust, all Canadian taxable income of the Trust will be allocated to the Unitholders resulting in no Canadian tax expense to the Trust. The Trust is not able to distribute losses to the Unitholders.

The Trust and its subsidiaries follow the liability method of accounting for income taxes. Under this method, the change in net future income tax assets or liabilities is charged to income. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities at rates enacted or substantively enacted at the dates the differences are expected to reverse as well as the benefit of losses available to be carried forward to future years. Future income taxes are classified as current and long-term depending upon the classification of the balance sheet items to which they relate. A valuation allowance is established, as needed, to reduce future income tax assets to the amount that is more likely than not to be realized.

- ***Unit-based Compensation***

The Trust has established a Unit Incentive Plan (the "Plan") to assist directors, officers, employees and consultants to participate in the growth and development of the Trust.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. The Trust calculates the fair value of the options using the Black-Scholes option pricing model.

- ***Resource Properties***

All direct costs related to the acquisition of mineral property interests are capitalized on a property-by property basis. Exploration costs, net of incidental revenues, are capitalized along with any costs incurred to develop the properties.

The Trust is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. The Trust reviews capitalized costs on mineral properties under development whenever events or changes in circumstances indicate that the recoverable amount based on estimated future cash flows on a discounted basis is less than the carrying amount of the property.

On the còmmencement of commercial production, depletion of each mining property is provided on a unit-of-production basis using the estimated proven and probable recoverable reserves as the depletion base.

- ***Financial Instruments***

Financial instruments include accounts receivable, accounts payable and accrued liabilities. The market value of these financial instruments approximates the carrying value due to their short term to maturity.

- ***Loss Per Unit***

Loss per Unit is calculated using the weighted average number of Units outstanding during the period. Diluted per Unit amounts are calculated using the treasury method, which assumes that any proceeds from the exercise of Unit options would be used to purchase Units at the average market price during the period.

- ***Foreign Exchange***

Monetary assets and liabilities denominated in a foreign currency are recorded at rates of exchange in effect at the balance sheet date. Any exchange gain or loss that arises on translation is included in the consolidated statement of operations in that period.

- ***Government Assistance***

Government assistance toward projects for plasma gasification technology evaluations is received as grants. Assistance related to the acquisition of assets used for the Trust's technology is recorded as a reduction to the cost of the related capital assets when reasonable assurance exists that the Trust has complied with the terms and conditions of the approved grant.

3. TECHNOLOGY LICENSE

On June 6, 2006 (the "contract date"), the Trust entered into an agreement giving it an exclusive license for the Westinghouse Plasma Corporation ("WPC") Plasma Gasification Technology (the "Technology"). The license gives the Trust exclusive right to use the Technology in Canada for coal, petroleum coke and refinery residue for an initial term of five years up to June 5, 2011. The license also gives exclusive right for all other feedstocks, including municipal waste and biomass in Western Canada, and a right of first refusal to participate in projects in Eastern Canada for these feedstocks.

In consideration for the license, the Trust paid a $250,000 initial payment, plus associated legal and closing costs. During the initial term the Trust has agreed to make the following payments and enter into the following transactions:

- $400,000 USD in engineering services to establish the commercial economics of the WPC Plasma Gasification System to be ordered within 6 months from the contract date.
- $750,000, payable $450,000 in cash and $300,000 worth of Trust Units of the Trust, upon the satisfactory completion of the initial engineering services.
- $600,000 after 36 months from the date of the contract to maintain the exclusivity rights for the remainder of the five year term, or placing an order for a Plasma Torch System for a minimum of $5 million USD. This $600,000 payment is refundable if the first order is placed within the five year term.

- $400,000, payable $200,000 in cash and $200,000 worth of Trust Units of the Trust, at the earlier of the startup of the initial plant project, or 48 months.
- $600,000 USD for each year after the initial five year term unless the Trust places $5 million USD of Plasma Torch System orders by the Trust or a customer of the Trust to extend the exclusivity feature one year for each $5 million USD payment.

The contract extends for a maximum of 44 additional years after the initial term of five years as long as the above ongoing conditions are satisfied.

The Trust has capitalized the initial $250,000 payment plus associated legal and closing costs. The remaining payments will be accounted for once paid, or payable.

On December 2, 2006, the Trust entered into a purchase and sale agreement to acquire 100% of WPC for $29 million USD. The purchase price will be satisfied with cash consideration of $21.0 million USD, and $8 million USD of equivalent value through the issuance of Trust Units. If the Trust becomes a listed public entity before or in conjunction with the acquisition, an additional $1 million of the total $29.0 million USD of consideration will be satisfied in cash. The price of the Trust Units issued will be equal to the market value of the Units that is established during financing of the cash portion of the agreement. A total of $5.1 million USD of consideration to the principal shareholder of WPC will be held in escrow and released in equal monthly installments beginning one month after closing up to December 15, 2007; as long as the principal shareholder is still employed and active in the business. The $5.1 million USD will be charged to the statement of operations as payments are made.

The Trust paid an exclusivity fee of $100,000 USD to make the purchase price binding and has agreed to pay an additional $3,300 USD per day as a break fee until the agreement expires on April 30, 2007. The exclusivity fee and break fees paid to December 31, 2006 are included in deferred costs. The break fee of $3,300 USD per day is not payable if the acquisition of WPC is completed.

4. CAPITAL ASSETS

	December 31, 2006		
	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$51,537	$ 7,124	$44,413
Computer equipment	31,284	6,444	24,840
	$82,821	$13,568	$69,253

5. RESOURCE PROPERTIES

The Trust acquired seven Alberta Crown coal leases on August 4, 2006 for an aggregate cost of $964,096. The leases comprise a total of 67,845 acres in the Hinton, Fox Creek and Wetaskiwin areas of Alberta for terms of 15 years with total annual rental payments of $96,096. Costs of $143,229 were incurred relating to consulting costs regarding acquisition and evaluation of development of the properties.

6. DEFERRED COSTS

	As at and for the period from commencement of operations on March 9, 2006 to December 31, 2006
Engineering studies	$ 351,656
Less government grant for engineering studies	(70,000)
WPC pilot testing and technology evaluation	663,387
WPC acquisition costs	368,633
	$1,313,676

The Trust initiated several engineering studies to determine the project economics of several potential gasification projects. The Trust also performed pilot testing and technology evaluation studies to determine the effectiveness of the WPC technology.

The government grant is for a maximum of $134,500 related to the evaluation of the Trust's plasma gasification technology. At December 31, 2006, the grant had not been received but the Trust had fulfilled the requirements of the grant agreement for the first installment of $70,000. The remaining $64,500 will be paid after the final technology evaluation report prepared by the Trust has been received and accepted by the government agency.

7. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would be obtained by applying the federal and provincial tax rate to the Trust's loss before income taxes. This difference results from the following items:

	December31, 2006
Loss before income taxes	$(1,657,891)
Combined federal and provincial tax rate	35%
Computed "expected" income tax expense	(580,262)
Increase resulting from Non-deductible items:	
Stock based compensation	101,588
Other	525
Future income tax recovery	(478,149)
Valuation Allowance	478,149
Future income tax recovery recorded	$ —

The components of the Trust's future income tax asset are as follows:

Capital assets	$ 4,749
Unit issuance costs	127,400
Non-capital losses	501,939
Future income tax asset	634,088
Valuation allowance	(634,088)
Net future income tax asset recorded	$ —

Non-capital losses of $1,434,111 were incurred in 2006 and will expire in 2016.

At December 31, 2006, a valuation allowance was recorded against the future income tax as it was not considered more likely than not to be recoverable as the Trust is in the development stage and does not have commercial operations at this time.

8. UNITHOLDERS' CAPITAL

Authorized

Unlimited number of Trust Units, voting and participating

	December 31, 2006	
	Number of Trust Units	Value
Opening Balance	—	$ —
Issued for cash at $0.40 per Unit	7,520,000	3,008,000
Issued for cash at $0.75 per Unit	7,695,355	5,771,525
Issued for cash at $2.00 per Unit	2,144,917	4,289,834
Unit issuance costs	—	(445,542)
Unitholders' capital, end of period	17,360,272	$12,623,817

On May 29, 2006, the Trust closed a private placement of 7,520,000 Units at $0.40 per Unit for gross proceeds of $3,008,000. In June and July 2006, the Trust closed a private placement of 7,695,355 Units at a price of $0.75 per Unit for gross proceeds of $5,771,525. On December 29, 2006, the Trust closed the first part of a private placement of 2,144,917 Units at $2.00 per Unit for gross proceeds of $4,289,834. The second part of the private placement was closed subsequent to year end (note 13).

Unitholders capital has not been adjusted for future taxes of $155,939 related to the Unit issuance costs as the future tax asset is not considered more likely than not to be realized (note 7).

9. UNIT OPTION PLAN

The Trust has a Unit Option Plan for employees, consultants, officers and directors. The Trust may grant options up to 10% of the aggregate number of Trust Units outstanding, with no one optionee permitted to hold more than 5% of the total Units outstanding. The exercise price of options is approved by the Board and cannot be less than the market price of the Units on the day the option is granted. The market price is established based on the most recent private placement prior to the grant. The options vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant. The following Unit options have been granted:

	December 31, 2006	
	Number of Trust Units	Weighted Average Exercise Price ($/option)
Outstanding, beginning of the period	—	$ —
Granted	1,476,500	0.68
Cancelled	(28,200)	(0.45)
Outstanding, end of the period	1,448,300	$ 0.69
Exercisable, end of the period	482,767	$ 0.69

	Outstanding			Exercisable	
Exercise Price ($/option)	Number of Trust Units	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($/option)	Number of Trust Units	Weighted Average Exercise Price ($/option)
$0.45	723,800	9.4	$0.45	241,267	$0.45
$0.80	533,500	9.7	0.80	177,833	0.80
$1.00	141,000	9.8	1.00	47,000	1.00
$2.05	50,000	9.9	2.05	16,667	2.05
	1,448,300	9.6	$0.69	482,767	$0.69

For the period ending December 31, 2006, the Trust recognized compensation expense included in the calculation of net earnings of $290,253 with an equal offsetting amount to contributed surplus, based on the vesting terms of the options.

The weighted-average fair value of options granted during the period ended December 31, 2006 was $0.38 per option. The Trust uses the Black-Scholes option-pricing model to determine the estimated fair value of the Unit options at the date of grant. A summary of the assumptions used in the Black-Scholes option-pricing model to determine the estimated fair value is as follows:

	2006
Expected volatility	50% to 60%
Distribution rate	0%
Risk free interest rate	4.0%
Expected life	8 years

10. LOSS PER UNIT

Basic and diluted net loss per Unit has been calculated using the weighted average number of Trust Units outstanding during the period from inception to December 31, 2006 of 10,351,401. As the Trust is in a loss position, any conversion of options would be anti-dilutive to the loss per Unit calculation.

11. RELATED PARTY TRANSACTIONS

The Trust incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and the Trust. During the period, the Trust paid $263,075 for corporate legal fees to a legal firm of which two officers of Alter Nrg are partners; these fees are included in general and administrative expense, technology license acquisition costs and unit issue costs. During the period, the Trust paid $42,400 in engineering consulting fees to a firm of which one of the officers of Alter Nrg was a director.

During the period, a director loaned $750,000 to the Trust through an unsecured, non-interest-bearing loan. The loan was repaid during the period.

12. COMMITMENTS

The Trust has operating lease agreements for office rent with future lease obligations for the next five years as summarized below:

2007	$85,500
2008	$91,500
2009	$97,500
2010	$97,500
2011	$24,500

Additional commitments of the Trust are disclosed in Notes 3 and 5.

13. SUBSEQUENT EVENTS

Private Placement

On January 12, 2007, the Trust closed the second part of the private placement for 195,000 Units at $2.00 per Unit for gross proceeds of $390,000.

Reorganization

On January 29, 2007, the board of directors of the Trust resolved to convert from a Trust structure to a corporation. On October 31, 2006 the Federal government announced proposed new changes in taxation legislation affecting trusts whose units are listed on a stock exchange or other public market. The proposed changes are having a negative impact on valuation of publicly-traded income trusts, cost of capital, and access to capital to fund growth initiatives. As such, the Trust will be undergoing a conversion to a corporation named Alter Nrg Corp. The conversion is not anticipated to create a tax liability for existing Unitholders.

Initial Public Offering

On ● , 2007, after conversion of the Trust to a corporation, Alter Nrg Corp. filed a final prospectus related to its initial offering of ● Common Shares at $ ● per Common Share.

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of ALTER NRG CORP.

We have read the accompanying unaudited pro forma consolidated balance sheet of Alter Nrg Corp. (the "Company") as at December 31, 2006 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2006, and have performed the following procedures:

1. Compared the figures in the columns captioned "Alter Nrg Income Fund" to the audited consolidated financial statements of Alter Nrg Income Fund as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006 and found them to be in agreement.
2. Compared the figures in the columns captioned "WPC" to the audited financial statements of Westinghouse Plasma Corporation ("WPC") as at and for the year ended December 31, 2006 and compared the US dollar exchange rates to published records, recalculated the Canadian dollar amounts, and found the translated amounts to be arithmetically correct translations of the WPC US dollar amounts.
3. Compared to the figures in the columns captioned "Alter Nrg Corp." to the audited balance sheet of the Company as at February 20, 2007 and found them to be in agreement.
4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
    a. the basis for determination of the pro forma adjustments; and
    b. whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the Securities Acts of the applicable provinces of Canada.

    The officials:

    a. described to us the basis for determination of the pro forma adjustments; and
    b. stated that the unaudited pro forma consolidated statements comply as to form in all material respects with the various Securities Acts of the applicable provinces of Canada.
5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Alter Nrg Income Fund", "Alter Nrg Corp." and "WPC" and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representations about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
● , 2007

signed " ● "
Chartered Accountants

Alter Nrg Corp.

Unaudited Pro Forma Consolidated Balance Sheet
As at December 31, 2006
Canadian Dollars

	Alter Nrg Corp.	Alter Nrg Income Fund	WPC	Pro forma Adjustments	Note	Pro forma Consolidated
	$	$	$	$		$
ASSETS						
Current						
Cash and cash equivalents	100	9,000,252	635,574	(26,138,800)	3(a)	●
				●	3(b)	
				(200,100)	3(c)	
Accounts receivable	—	106,403	325,476	—		431,879
Prepaid expenses	—	23,472	68,632	—		92,104
Inventories	—	—	169,065	—		169,065
Customer contracts	—	—	—	1,471,318	3(a)	1,471,318
Future tax benefit	—	—	53,608	48,947	3(a)	102,555
	100	9,130,127	1,252,355	●		●
Technology license	—	299,515	—	(299,515)	3(a)	—
Capital assets	—	69,253	—	—		69,253
Resource properties	—	1,107,325	—	—		1,107,325
Deferred costs	—	1,313,676	—	(198,118)	3(a)	1,115,558
Intangible assets	—	—	—	27,062,829	3(a)	27,062,829
Future tax benefit	—	—	100,509	(100,509)	3(a)	—
	100	11,919,896	1,352,864	●		●
LIABILITIES						
Current						
Accounts payable and accrued liabilities	—	663,717	184,482	—		848,199
Deferred revenue	—	—	998,392	(198,118)	3(a)	800,274
	—	663,717	1,182,874	(198,118)		1,648,473
Deferred lease inducement	—	—	436,990	(436,990)	3(a)	—
	—	663,717	1,619,864	(635,108)		1,648,473
SHAREHOLDERS' EQUITY						
Unitholders' capital	—	12,623,817	—	(12,623,817)	3(c)	—
Share capital	100	—	1,165	8,156,635	3(a)	●
				●	3(b)	
				12,423,717	3(c)	
Contributed surplus	—	290,253	—	22,155	3(d)	312,408
Deficit	—	(1,657,891)	(268,165)	(5,697,530)		(7,623,586)
	100	11,256,179	(267,000)	●		●
	100	11,919,896	1,352,864	●		●

Alter Nrg Corp.

Unaudited Pro Forma Consolidated Statement of Operations
Year-ended December 31, 2006
Canadian dollars

	Alter Nrg Corp.	Alter Nrg Income Fund	WPC	Pro forma Adjustments	Note	Pro forma Consolidated
	$	$	$	$		$
Revenue						
Sales	—	—	2,713,918	(433,716)	4(a)	2,280,202
Interest income	—	83,366	—	—		83,366
	—	83,366	2,713,918	(433,716)		2,363,568
Expenses						
Depreciation	—	13,568	—	1,804,189	4(c)	1,817,757
Stock based compensation	—	290,253	—	44,311	4(d)	334,564
Management bonuses	—	—	1,379,066	(1,209,398)	4(e)	169,668
Selling, general & administrative	—	1,437,436	1,458,902	98,667	4(b)	8,778,915
				5,783,910	3(a)	
	—	1,741,257	2,837,968	6,521,679		11,100,904
Loss before taxes	—	(1,657,891)	(124,050)	(6,955,395)		(8,737,336)
Income taxes (recovery)						
Current	—	—	18,983	(18,983)	4(f)	—
Future	—	—	(47,593)	(2,289,027)	4(f)	(2,336,620)
	—	—	(28,610)	(2,308,010)		(2,336,620)
Loss	—	(1,657,891)	(95,440)	(4,647,385)		(6,400,716)
Loss per unit/share basic and diluted (Note 5)	$—	$(0.16)				$(●)

Alter Nrg Corp.

Notes to Unaudited Pro Forma Consolidated Financial Statements
As at December 31, 2006 and for the year ended December 31, 2006
All amounts in Canadian dollars unless specified otherwise

1. Corporate Reorganization

Alter Nrg Income Fund (the "Trust") was an income trust as at December 31, 2006 and up to the date of the Initial Public Offering (the "Offering"). In conjunction with the Offering, the Trust will reorganize from an income trust structure to a corporation. The following is a summary of the steps to be undertaken to reorganize Alter Nrg Corp. (the "Corporation") and the Trust and its subsidiaries (collectively, the "Reorganization"):

(a) The Trust will, prior to the closing of the Offering, convene a special meeting of the Unitholders to seek Unitholder approval of certain amendments to the Trust Indenture and certain other matters.

(b) Provided that the Unitholder approvals contemplated above are granted, the Corporation will seek the approval of the Alberta Court of Queen's Bench to proceed with the completion of a statutory plan of arrangement, the effective time of which will occur simultaneously with the closing of the Offering. The Plan of Arrangement contains details on the reorganization which exchanges Units of the Trust for Common Shares of the Corporation on a 1:1 tax free basis.

2. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at December 31, 2006 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 (collectively, the "pro forma consolidated financial statements") have been prepared by management of the corporation in accordance with Canadian generally accepted accounting principles ("GAAP"). The pro forma consolidated financial statements have been prepared to reflect the acquisition (the "Acquisition") of Westinghouse Plasma Corporation ("WPC"), the Offering and the Reorganization of the Trust from an income trust to a corporation. The unaudited pro forma consolidated balance sheet has been prepared as if the Offering, Reorganization and Acquisition had occurred on December 31, 2006. The unaudited pro forma consolidated statement of operations has been prepared as if the Offering, Reorganization and Acquisition occurred on January 1, 2006.

The unaudited pro forma consolidated financial statements have been prepared in accordance with GAAP and have been derived from the following:

- Audited balance sheet of Alter Nrg Corp. as at February 20, 2007.
- Audited consolidated financial statements of the Trust as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006.
- Audited financial statements of WPC as at and for the year ended December 31, 2006. For the purpose of the pro forma consolidated financial statements, the WPC amounts denominated in U.S. dollars have been converted into Canadian dollars at the exchange rate in effect at December 31, 2006 of $Cdn 1.1654:$US1 and the average exchange rate for the year of $Cdn1.1341:$US1 for the balance sheet and statement of operations, respectively.

The pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with the audited financial statements of the Trust and WPC included elsewhere in the Prospectus. The pro forma consolidated financial statements do not reflect any synergies from combining with the Corporation with WPC.

In the opinion of Management, these pro forma consolidated financial statements include all adjustments necessary for fair presentation in accordance with GAAP. The pro forma consolidated financial statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

Significant accounting policies

(a) Intangible assets

The intangible assets represent the value attributed to the technology acquired from WPC, including the technological processes, patents, designs and engineering expertise. The intangible assets are amortized on a straight-line basis over their estimated useful life of 15 years.

(b) Customer contracts

Customer contracts represent open sales contracts that the Corporation will acquire from WPC. All goods and services are expected to be provided to the customers in 2007.

The remaining accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in the audited financial statements of the Trust included elsewhere in the Prospectus.

3. Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet of the Corporation gives effect to the following transactions on December 31, 2006.

a) The Trust entered into a purchase and sale agreement with WPC on December 2, 2006 (the "Agreement") pursuant to which the Trust agreed to acquire 100% of the issued and outstanding shares of WPC for an aggregate purchase price of $34,296,600, which includes $500,000 of legal and other costs incurred related to the Acquisition. The purchase price will be funded by payment of $22 million USD ($25,638,800 at an exchange rate of 1.1654 at December 31, 2006) in cash and $7 million USD ($8,157,800 at December 31, 2006) worth of Common Shares

at an assumed price of $ ● per Common Share. The fair value ultimately assigned to the Common Shares will be based on the price established by the Offering.

A total of $5.1 million USD of the purchase price consideration, $4.1 million USD in cash and $1 million USD in Common Shares, to the principal shareholder of WPC will be held in escrow. This consideration will be released in twelve equal monthly installments beginning one month after closing up to December 15, 2007 if the principal shareholder is still employed and active in the business. As such, the $5.1 million USD ($5,783,910 at an exchange rate of 1.1654 for the year ended December 31, 2006) is considered compensation to the principal shareholder and included in selling, general and administrative costs in the unaudited consolidated pro forma statement of operations.

The acquisition has been accounted for using the purchase method with the consideration being allocated to the fair value of the assets acquired and liabilities assumed on the following basis:

Description	
Current assets, excluding inventory	$ 1,029,682
Customer contracts	1,471,317
Inventory	169,065
Future income taxes	102,555
Intangible assets	26,763,314
Current liabilities	(1,182,874)
Fair value of net assets acquired	28,353,060
Purchase Price	
Cash	21,360,660
Common Shares	6,992,400
	$28,353,060

The actual calculation and allocation of the purchase price will be based on the fair value of assets purchased and liabilities assumed at the effective date of the acquisition and other information at that date to support the allocation of the purchase price to the respective assets and liabilities. In addition, certain of the above amounts are Management's current estimate of the known and expected fair values and may change as final information becomes available. Accordingly, the actual amounts for each of the assets and liabilities will vary from the pro forma amounts and the variation may be material.

The technology license costs paid to WPC of $299,515 prior to the Acquisition have been reclassified to intangible assets as the Corporation will own the technology after acquisition and will no longer require a license. Deposits paid by Alter Nrg to WPC for engineering services of $198,118 have been eliminated from deferred costs and deferred revenue, respectively.

b) Assuming a maximum offering, the Corporation will issue ● Common Shares and assuming a price of $ ● per share, the gross proceeds will be $ ● . Estimated transaction costs will be approximately $ ● . The Corporation will use the net proceeds from the offering of its Common Shares to acquire the issued and outstanding common shares of WPC and retain approximately $ ● in cash to fund additional Corporate expenditures.

c) The Trust Units will be exchanged one unit for one common share by the Corporation on a tax free basis concurrently with the closing of the Acquisition. Corporate reorganization costs of $200,000 to change the Trust's organizational structure to a corporation have been capitalized to share capital at December 31, 2006.

d) The consolidated pro forma balance sheet reflects stock based compensation of $22,155 related to the recognition of stock based compensation from the issuance of 50,000 options to a WPC executive that vest one-third immediately at closing of the Acquisition. See Note 4(d).

4. Pro Forma Consolidated Statement of Operations

The unaudited pro forma consolidated statement of operations of the Corporation gives effect to the following transactions and assumptions as if they had taken place on January 1, 2006.

a) Pro forma revenue reflects the elimination of $433,716 of intercompany sales from revenue received by WPC from the Corporation. There is no offsetting adjustment in the unaudited pro forma statement of operations to expenses as this amount was capitalized by the Corporation.

b) General and administrative costs have been increased by the salaries that would have been paid to the executives of WPC under the new Employment Agreements as part of the acquisition. Salary increases totaling $98,667 were added to general and administrative expenses for the year ended December 31, 2006 as if the Acquisition occurred on January 1, 2006.

c) The unaudited consolidated pro forma statement of operations reflects an increase in amortization expense to give effect to the increase in intangible assets as a result of the Acquisition.

d) The unaudited consolidated pro forma statement of operations reflects an increase in stock based compensation of $44,311 related to the recognition of stock based compensation from the issuance of 50,000 options to a WPC executive that vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant. The fair value of the

options granted was $1.33. The Corporation estimated the fair value of the options using the Black-Scholes option pricing model with the following assumptions on a weighted average basis:

Expected volatility	60%
Risk free interest rate	4%
Dividend rate	0%
Expected life	8 years

e) WPC management bonuses in the amount of $1,379,066 have been removed for the year ended December 31, 2006. WPC management bonuses for the year ended December 31, 2006 under the new Employee Agreements had the acquisition occurred on January 1, 2006 would be $169,668.

f) Calculation of income tax expense incorporates the above adjustments.

5. Loss Per Share

The basic and diluted loss per share is calculated based on the following shares outstanding:

Alter Nrg, as reported	10,351,401
Offering	●
Acquisition	4,078,900
	●

FINANCIAL STATEMENTS OF WESTINGHOUSE PLASMA CORPORATION

Westinghouse Plasma Corporation

AUDITORS' REPORT

To the Directors of
Westinghouse Plasma Corporation:

We have audited the balance sheets of **Westinghouse Plasma Corporation** as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

Because we were appointed auditors of the company in December 2006, we were neither able to observe the counting of physical inventories at December 31, 2005, 2004 and 2003 nor satisfy ourselves concerning those inventory quantities by alternative means. Since opening inventories enter into the determination of the results of operations and cash flows, we were unable to determine whether adjustments to inventory as of December 31, 2005, 2004 and 2003 and to direct costs of goods provided, income taxes, loss, opening deficit and cash provided by operating activities for the years ended December 31, 2006, 2005 and 2004 might be necessary.

In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine opening inventory quantities, as described in the preceding paragraph, the statements of loss and deficit and of cash flows present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of operations and cash flows of the company for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles. Further, in our opinion, the balance sheet presents fairly, in all material respects, the financial position of the company as at December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 29, 2007

signed "●"
Chartered Accountants

Westinghouse Plasma Corporation

Balance Sheets
As at December 31
(Expressed in U.S. Dollars)

	2006	2005
ASSETS		
Current		
Cash	545,370	61,691
Accounts receivable	279,283	88,541
Prepaid expenses	58,891	25,928
Inventories	145,070	108,562
Future income tax benefit (Note 7)	46,000	12,500
	1,074,614	297,222
Capital assets (Note 4)	—	—
Future income tax benefit (Note 7)	86,244	86,662
	1,160,858	383,884
LIABILITIES		
Current		
Accounts payable and accrued liabilities	158,299	134,562
Deferred revenue	856,695	—
Current portion of long term debt (Note 6)	—	13,341
Future income tax liability (Note 7)	—	5,963
	1,014,994	153,866
Deferred lease inducements (Note 11)	374,970	374,970
Long term debt (Note 6)	—	—
	1,389,964	528,836
Shareholders' Equity		
Capital Stock (Note 9)	1,000	1,000
Deficit	(230,106)	(145,952)
	(229,106)	(144,952)
	1,160,858	383,884

Commitments (Note 11)

Approved by the Board:

(signed) "Dr. Shyam Dighe", Director

(signed) "Daniel Lazarra", Director

See accompanying notes to financial statements.

Westinghouse Plasma Corporation

Statements of Loss and Deficit
For the years ended December 31,
(Expressed in U.S. Dollars)

	2006	2005	2004
Revenue	$2,393,015	$1,117,346	$1,434,805
Expenses			
Direct cost of goods provided	171,795	203,075	288,223
Compensation (Note 3)	1,764,098	641,291	671,063
Consulting services	154,813	48,629	136,571
License and maintenance	133,183	53,436	68,382
Occupancy costs	197,360	196,284	220,911
Depreciation	—	4,619	4,871
Interest on long term debt	5,292	4,279	2,559
Other administrative costs	75,855	35,765	47,759
	2,502,396	1,187,378	1,440,339
Loss before income taxes	(109,381)	(70,032)	(5,534)
Provision for (recovery of) income taxes (Note 7)			
Current	13,818	—	2,014
Future	(39,045)	(18,281)	(1,862)
	(25,227)	(18,281)	152
Loss	(84,154)	(51,751)	(5,686)
Deficit, beginning of year	(145,952)	(94,201)	(88,515)
Deficit, end of year	$ (230,106)	$ (145,952)	$ (94,201)

See accompanying notes to financial statements.

Westinghouse Plasma Corporation

Statements of Cash Flows
For the years ended December 31,
(Expressed in U.S. Dollars)

	2006	2005	2004
Operating activities			
Loss	$ (84,154)	$ (51,751)	$ (5,686)
Items not involving cash			
Depreciation	—	4,619	4,871
Deferred lease inducement	—	—	18,750
Future income tax recovery	(39,045)	(18,281)	(1,862)
Change in non-cash working capital items	620,219	96,726	(6,530)
Cash provided by operating activities	497,020	31,313	9,543
Financing activities			
Borrowing under the credit agreements	100,000	119,000	—
Repayment of debt and borrowings	(113,341)	(129,943)	(142,143)
Cash used in financing activities	(13,341)	(10,943)	(142,143)
Net increase (decrease) in cash	483,679	20,370	(132,600)
Cash, beginning of year	61,691	41,321	173,921
Cash, end of year	$ 545,370	$ 61,691	$ 41,321
Other cash flow information:			
Interest paid	$ 4,874	$ 4,279	$ 2,264
Income taxes paid	—	2,673	5,718

See accompanying notes to financial statements.

Westinghouse Plasma Corporation

Notes to the Financial Statements
As at and for the years ended December 31, 2006, 2005 and 2004

1. Description of the Business

Westinghouse Plasma Corporation ("WPC" or the "Company") a Pennsylvania corporation, designs, manufactures and services plasma torch systems and applications throughout the world.

2. Summary of Significant Accounting Policies

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the periods. Actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized when evidence of an arrangements exists, goods are shipped, services are rendered, the selling price is fixed and determinable, and collectibility is reasonably assured.

Advance payments received from customers, in excess of revenue recognized, are classified as deferred revenue until the service is provided or the product delivered.

Revenue from license fees is recognized based on the terms of the license agreement. Revenues related to licenses subject to attaining milestones are recognized as revenues as milestones are reached. Non-refundable license fees are recognized as revenues when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is deemed probable.

Inventories

Inventories are valued at the lower of cost, determined on the first-in, first out ("FIFO") basis, and net realizable value.

Capital Assets

Capital assets are recorded at cost less accumulated amortization. Maintenance and repairs are charged to expense as incurred; renewals and betterments which extend the physical or economical useful life of related assets are capitalized. Amortization is based on the estimated useful lives of the assets on a straight-line basis as follows:

Machinery and equipment . . . . 5 years

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated future tax effects of differences in the carrying value of assets and liabilities in the financial statements and their respective tax bases, using income tax rates enacted or substantively enacted for the years in which the differences are expected to reverse. Future income tax assets are limited to the amount that is more likely than not to be realized.

3. Compensation

The Company's qualified defined contribution plan for eligible full-time employees is a salary reduction provision by which the Company makes a matching contribution of 100% of the first 3% of salary contributed by each employee. Company contributions, included in compensation expense, were $11,616, $13,845, and $15,360 for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company has a discretionary, performance based incentive plan. Under the plan the Company's employees, primarily top Management, were paid $1,090,000, $37,000, and nil for the years ended December 31, 2006, 2005, and 2004, respectively.

4. Capital Assets

The Company's capital assets were fully amortized by December 31, 2005. No capital purchases were made for the years ending December 31, 2004, 2005 or 2006.

5. Credit Facility

The Company entered into a credit agreement for a $400,000 working capital line of credit due on demand and secured by substantially all of the Company's assets at a variable interest rate of prime plus 0.75%.

6. Long Term Debt

The Company's credit agreement provided for a $120,000 term loan.

	2006	2005
Term loan: interest at Libor plus 2.0%, repayable in equal monthly installments of $1,429 maturing in May 2006	$—	$ 7,141
Term loan: interest at 7% repayable in equal monthly installments of $1,661 maturing May 2006	—	6,200
Less: amounts due within one year	—	13,341
Long term debt	$—	$ —

7. Income Taxes

The provision for income taxes in the financial statements differs from the result which would be obtained by applying the federal and state tax rate to the Company's income (loss) before income taxes. This difference results from the following items:

	2006	2005	2004
Loss before provision for income taxes	(109,381)	(70,032)	(5,534)
Basic income tax rate	23%	23%	23%
Computed income tax recovery	(25,158)	(16,107)	(1,273)
Effect on income taxes resulting from other items	(69)	(2,174)	1,425
Provision for (recovery of) income taxes	(25,227)	(18,281)	152

The major component of the Company's long term future tax benefit as of December 31, 2006, 2005, and 2004 relates to accrued rent expense not currently deductible. The current future tax liability consists primarily of capital assets and prepaid expenses deducted for tax purposes.

In the year ended December 31, 2005, the Company generated a $54,099 state and federal non-capital loss carry forward. The resulting future tax benefit of $12,500 is classified as current in 2005 as it will be utilized in the 2006 tax year. For the year ended December 31, 2006, the Company included $200,000 of deferred revenue in taxable income resulting in a current future tax benefit of $46,000.

8. Related Party Transactions

The Company enters into transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party. Related party transactions included accounting fees paid to one of its shareholders. These fees totaled $36,000 for each of the years ended December 31, 2006, 2005 and 2004 and are included in consulting services in the accompanying statement of loss and deficit.

9. Capital Stock

Shares of authorized, issued and outstanding common stock are 1,000,000 at no par value with a stated value of $.001 per share.

10. Financial Instruments

The fair value and carrying amounts of the Company's financial instruments, consisting of accounts receivable, accounts payable, accrued liabilities and long term debt are approximately equivalent due to the short period of time to maturity.

11. Commitments

The Company leases its main office and production facility under an operating agreement dated April 1999 with two five year option renewal periods. Future minimum lease payments under this operating lease and the related renewal option periods in excess of one year at December 31, 2006 are:

2007	$ 75,000
2008	75,000
2009	131,250
2010	150,000
2011	150,000
Thereafter	337,500
Total	$918,750

The deferred lease inducement of $374,970 for the year ended December 31, 2006 and 2005 relates to a rental incentive the Company received for the first 5 year lease term between 1999 and 2004 and will reverse in the last 5 year lease term from 2010 to 2015.

The lease agreement has two five year renewal terms. In the first term from 1999 to 2004 the Company paid a nominal amount of rent. In the second term from 2005 to 2009 the Company paid/will pay $75,000 per year or $375,000 over the five year term. In the third term from 2010 to 2015 the Company will pay $150,000 per year or $750,000 over the five year term. The total rent paid over the entire lease term will be $1,125,000 which equates to $75,000 per year of rent expense recorded on a straight line basis over the 15 year lease term.

The lease expense recorded over the first 5 year term was $375,000 and the difference between the expense and nominal amount paid resulted in a deferred lease inducement of $374,970 as at December 31, 2004 to be recognized during the 2009 to 2014 lease term.

12. Significant Customers

The Company's five largest customers accounted for 76%, 96%, and 99% of the revenue for the years ended December 31, 2006, 2005 and 2004, respectively. The largest customer accounted for approximately 25%, 54%, and 51% of total revenues for the years ended December 31, 2006, 2005, and 2004, respectively.

CERTIFICATE OF THE CORPORATION AND THE PROMOTERS

February 26, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of *Securities Act* (Nova Scotia), by Part II of *Securities Act* (Prince Edward Island) and by Part XIV of *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

(Signed) MARK A. MONTEMURRO
President and Chief Executive Officer

(Signed) DANIEL R. HAY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) MICHAEL E. HEIER
Director

(Signed) BRENT J. CONWAY
Director

On behalf of the Promoters

(Signed) MARK A. MONTEMURRO

(Signed) MICHAEL E. HEIER

CERTIFICATE OF THE AGENTS

February 26, 2007

To the best of the Corporation's knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of *Securities Act* (Nova Scotia), by Part II of *Securities Act* (Prince Edward Island) and by Part XIV of *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To the Corporation's knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

WELLINGTON WEST CAPITAL MARKETS INC.

(Signed) JEFF REYMER
Director, Investment Banking

CANACCORD CAPITAL CORPORATION

(Signed) TIMOTHY J. HART
Managing Director, Investment Banking

RAYMOND JAMES INC.

(Signed) JASON HOLTBY
Senior Managing Director, Investment Banking

TD SECURITIES INC.

(Signed) GREGORY B. SAKSIDA
Managing Director, Investment Banking

PARADIGM CAPITAL INC.

(Signed) PHILIP J. MOORE, CFA
Managing Director, Investment Banking

ALTERNRG

BOWNE
PRINTED IN CANADA
034614

ALTER NRG

ALTER NRG INCOME FUND

TRUST INDENTURE

BLAKE, CASSELS & GRAYDON LLP

April 28, 2006

30702631.4

TABLE OF CONTENTS

Page

ARTICLE 1
INTERPRETATION

1.1 Definitions ... 2
1.2 References to Acts Performed by the Fund and the Corporation ... 7
1.3 Tax Act ... 8
1.4 Interpretation ... 8
1.5 Headings for Reference Only ... 8
1.6 Day Not a Business Day ... 8
1.7 Currency ... 8
1.8 Accounting Principles ... 8
1.9 Time of the Essence ... 8
1.10 Governing Law ... 9

ARTICLE 2
DECLARATION OF TRUST

2.1 Initial Contribution and Settlement of Fund ... 9
2.2 Declaration of Trust ... 9
2.3 Name of the Fund ... 9
2.4 Head Office ... 9
2.5 Nature of the Fund ... 9
2.6 Rights of Unitholders and Ownership of Assets of the Fund ... 10
2.7 Unitholders Bound ... 10
2.8 Liability of Unitholders ... 10

ARTICLE 3
CREATION, ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units ... 11
3.2 Special Voting Rights ... 12
3.3 Authorized Number of Trust Units and Other Fund Securities ... 12
3.4 Issue of Trust Units and Other Fund Securities ... 12
3.5 No Pre-Emptive Rights ... 13
3.6 Re-Purchase of Initial Trust Unit by Fund ... 13
3.7 Consolidation of Trust Units ... 13
3.8 Mutual Fund Trust Status and Non-Resident Unitholders ... 14
3.9 Repurchase of Trust Units ... 16
3.10 Take-Over Bids ... 16

ARTICLE 4
PURPOSE AND INVESTMENTS OF FUND

4.1 Purpose of the Fund ... 19
4.2 Investment of Proceeds of Initial Offering ... 20
4.3 Other Investments ... 20
4.4 Investment Restrictions ... 21

TABLE OF CONTENTS
(continued)

Page

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow of the Fund 21
5.2 Computation of Income and Net Realized Capital Gains 22
5.3 Monthly Distributions of Distributable Cash Flow 23
5.4 Other Distributions 23
5.5 Character of Distribution and Designation 24
5.6 Enforceability of Right to Receive Distributions 24
5.7 Method of Payment of Distributions 25
5.8 Withholding Taxes 25
5.9 Income Tax Matters 25

ARTICLE 6
REDEMPTION

6.1 Right of Redemption by Holders of Trust Units 25
6.2 Exercise of Redemption Right 25
6.3 Cash Redemption Price 26
6.4 Payment of Cash Redemption Price 27
6.5 No Cash Redemption in Certain Circumstances 27
6.6 In Specie Redemption 27
6.7 Cancellation of Certificates for all Redeemed Trust Units 28
6.8 Retraction of Special Voting Rights 28
6.9 Withholding by the Fund 29

ARTICLE 7
TRUSTEE

7.1 Number and Term 29
7.2 Qualifications of the Trustee 29
7.3 Election of the Trustee 29
7.4 Resignation and Removal of the Trustee 30
7.5 Vacancies 31
7.6 Successor and Additional Trustee 31
7.7 Compensation and Other Remuneration 32

ARTICLE 8
TRUSTEE'S POWERS AND DUTIES

8.1 General Powers 32
8.2 Specific Powers and Authorities 32
8.3 Further Powers of the Trustee 36
8.4 Standard of Care 36
8.5 Reliance Upon the Trustee 36
8.6 Determinations of the Trustee Binding 37
8.7 Restrictions on the Trustee's and Corporation's Powers and their Exercise 37
8.8 Banking 38
8.9 Fees and Expenses 38
8.10 Payments to Unitholders 38

TABLE OF CONTENTS
(continued)

Page

8.11	Notice to Unitholders of Non-Eligibility for Deferred Income Plans	39

ARTICLE 9
AMENDMENTS TO THE TRUST INDENTURE

9.1	Amendment	40
9.2	Amendment without Approval	40
9.3	Further Restrictions on Amendments	41
9.4	Notification of Amendment	41
9.5	Further Acts Regarding Amendment	41

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1	Annual Meeting	41
10.2	Other Meetings	42
10.3	Notice of Meeting of Unitholders	43
10.4	Quorum; Chairman	43
10.5	Voting	44
10.6	Record Dates	44
10.7	Proxies	44
10.8	Resolution in Lieu of Meeting	44
10.9	Materials Sent to Unitholders	45
10.10	Meetings of Holders of CT Units and Corporation Shares	45
10.11	Resolutions Binding the Trustee	45

ARTICLE 11
TERMINATION

11.1	Term of the Fund	45
11.2	Termination with the Approval of Unitholders	46
11.3	Procedure Upon Termination	46
11.4	Powers of the Trustee Upon Termination	46
11.5	Sale of Investments	46
11.6	Distribution of Proceeds	46
11.7	Further Notice to Unitholders	47
11.8	Responsibility of the Trustee after Sale and Conversion	47

ARTICLE 12
LIABILITY OF TRUSTEE, CORPORATION AND UNITHOLDERS AND OTHER MATTERS

12.1	General Limitation of Liability and Indemnification	47
12.2	Indemnification of Trustee	48
12.3	Execution of Instruments and Apparent Authority	50
12.4	Reliance	50
12.5	Conditions Precedent to Trustee's Obligations to Act	51

TABLE OF CONTENTS
(continued)

Page

ARTICLE 13
RESPONSIBILITIES OF AND DELEGATION TO THE CORPORATION

13.1 Delegation Permitted to the Corporation....51
13.2 Responsibilities of the Corporation....51
13.3 Services for which the Corporation is not Responsible....54
13.4 Covenants of the Corporation....55
13.5 Grant of Power and Authority to Corporation....55
13.6 Determinations of the Corporation Binding....56
13.7 Execution of Documents....56
13.8 Expense Reimbursement....56
13.9 Standard of Care of the Corporation....56
13.10 Reliance by Corporation....57
13.11 Sub-Delegation by Trustee and Corporation....57
13.12 Liability of Trustee in Respect of Corporation's Obligations....57
13.13 Indemnification of the Corporation....57
13.14 No Partnership or Joint Venture....58
13.15 Annual Certificate....58
13.16 Absence of Corporation as a Party....58

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures....59

ARTICLE 15
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

15.1 Unit Certificates....59
15.2 Execution of Unit Certificates....59
15.3 Certificate Fee....59
15.4 Form of Unit Certificate....59
15.5 Fractional Trust Units....60
15.6 Trust Unit Register and Transfer Ledgers to be Maintained....60
15.7 Entry on Register....60
15.8 Transfer of Trust Units....60
15.9 Successors in Interest to Unitholders....61
15.10 Trust Units Held Jointly or in Fiduciary Capacity....61
15.11 Performance of Trusts....61
15.12 Lost Unit Certificates....61
15.13 Death of Unitholders....62
15.14 Unclaimed Payments....62

ARTICLE 16
GENERAL

16.1 Notices....62
16.2 Failure to Give Notice....63
16.3 Joint Holders....64
16.4 Service of Notice....64

TABLE OF CONTENTS
(continued)

Page

16.5	Trust Records	64
16.6	Information Available to Unitholders	64
16.7	Fiscal Year	64
16.8	Financial Disclosure	64
16.9	Unitholder Meeting Information	65
16.10	Taxation Information	65
16.11	Income Tax: Obligations of the Trustee	65
16.12	Qualification of Auditors	65
16.13	Appointment of Auditors	65
16.14	Auditors Ceasing to Hold Office	65
16.15	Removal of Auditors	66
16.16	Filling Vacancy	66
16.17	Reports of Auditors	66
16.18	Fund Property to be Kept Separate	66
16.19	Trustee May Not Hold Trust Units	66
16.20	Execution and Effect of Restated Trust Indenture	66
16.21	Consolidations	66
16.22	Severability	67
16.23	Successors and Assigns	67
16.24	Counterparts	67

THIS TRUST INDENTURE is made as of this 28th day of April, 2006.

BETWEEN:

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Alberta, having an office at Calgary, Alberta, which is the first trustee (hereinafter called the "**Initial Trustee**") of the trust constituted by this Trust Indenture (the "**Fund**") and each person who after the date hereof becomes a trustee of the Fund as herein provided (each person, while a trustee of the Fund as herein provided, is hereinafter called a "**Trustee**")

- and -

ALTER NRG LTD., a corporation incorporated under the laws of Alberta and having a registered office in the City of Calgary, Alberta (hereinafter called the "**Corporation**")

- and -

CAMERON M. PROCTOR, an individual resident in the Province of Alberta, who is a party hereto for the purpose of settling the trust constituted by this Trust Indenture (hereinafter called the "**Initial Unitholder**")

WHEREAS the Initial Unitholder desires to create a trust for the purpose of acquiring and holding certain investments, including: (i) trust units of an Alberta trust to be formed and called "Alter Nrg Commercial Trust" that will acquire direct or indirect interests or make other investments in assets, properties and facilities related to the Business; and (ii) common shares of the Corporation;

AND WHEREAS the Trustee has agreed to hold and use the $10.00 in lawful money of Canada, which has been paid by the Initial Unitholder to the Trustee (the "**Initial Contribution**") in exchange for one Trust Unit, and all amounts and assets subsequently received under this Trust Indenture upon the trusts and in accordance with the provisions hereinafter set forth;

AND WHEREAS the Initial Unitholder and the Trustee desire that the beneficiaries of the Fund, including the Initial Unitholder, shall be the holders of Trust Units as hereinafter provided;

AND WHEREAS it is intended that the Trust Units be offered for sale to the public;

AND WHEREAS the Initial Unitholder and the Trustee desire that the Fund shall qualify as a "unit trust" and as a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6), respectively, of the Income Tax Act (as hereinafter defined);

AND WHEREAS the parties hereto desire to set out the agreements, terms and conditions which shall govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Fund;

NOW THEREFORE THIS INDENTURE WITNESSETH THAT, in consideration of the premises and the mutual and respective covenants and agreements contained herein, the Trustee declares, and covenants and agrees with the Corporation and the Initial Unitholder, and the Corporation and the Initial Unitholder covenant and agree with the Trustee as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Trust Indenture and in the Unit Certificates, unless the context otherwise requires, the following shall have the following meanings:

(a) **"Adminco"** means Alter Nrg Administration Ltd., a corporation formed pursuant to the *Business Corporations Act* (Alberta), a wholly-owned subsidiary of the Corporation and the trustee of the Commercial Trust;

(b) **"Adminco Shares"** means the common shares of Adminco;

(c) **"affiliate"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(d) **"Alter LP"** means Alter Nrg Limited Partnership, a limited partnership to be formed under the laws of the Province of Alberta, and includes its successors and assigns;

(e) **"Alter LP Units"** means the ordinary limited partnership units of Alter LP;

(f) **"annuitant"** means the annuitant of a registered retirement savings plan, a registered retirement income fund, a registered education savings plan or a deferred profit sharing plan, all as defined in the Income Tax Act, or any other plan of which a Unitholder or holder of Other Fund Securities acts as trustee or carrier;

(g) **"associate"** has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended from time to time;

(h) **"Auditors"** means the firm of chartered accountants appointed as the auditors of the Fund from time to time in accordance with the provisions hereof and, initially, means Deloitte & Touche LLP;

(i) **"Beneficiary"** has the meaning ascribed thereto in Subsection 2.8(a);

(j) **"Business"** means the business conducted by Alter LP and/or the Commercial Trust from time to time, and will initially include exploiting opportunities in the energy sector, including developing, commercializing, marketing and licensing gasification technology using coal, petroleum and other feedstocks, as well as all business incidental, ancillary or relating thereto;

(k) **"Business Day"** means any day on which the principal chartered banks located at Calgary, Alberta are open for business during normal banking hours other than a Saturday, Sunday or a day observed as a holiday in Calgary, Alberta;

(l) **"Cash Redemption Price"** has the meaning ascribed thereto in Section 6.3;

(m) **"Closing"** means the completion of the issue of Trust Units to the public pursuant to the Initial Offering;

(n) **"Closing Date"** means the date on which Closing occurs;

(o) **"closing market price"** has the meaning ascribed thereto in Section 6.3;

(p) **"Closing Time"** means the time on the Closing Date at which Closing occurs;

(q) **"Commercial Trust"** means Alter Nrg Commercial Trust, an Alberta trust to be constituted by the CT Trust Indenture, and includes its successors and assigns;

(r) **"Corporation"** means Alter Nrg Ltd., a corporation incorporated under the *Business Corporations Act* (Alberta), and includes its successors and assigns;

(s) **"Corporation Shares"** means the common shares of the Corporation;

(t) **"Counsel"** means a barrister and solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Fund;

(u) **"CT Trust Indenture"** means the trust indenture constituting the Commercial Trust among Adminco, as trustee of the Commercial Trust, the Fund, as the settlor thereof and the holders of CT Units, to be dated on or before the Closing Date, as amended, supplemented or restated from time to time;

(v) **"CT Unit"** means a trust unit issued by the Commercial Trust;

(w) **"Directors"** means the directors from time to time of the Corporation;

(x) **"Distributable Cash Flow"** has the meaning ascribed thereto in Section 5.1;

(y) **"Distribution Payment Date"** means the date or dates as may be determined from time to time by the Corporation (on behalf of the Fund and the Trustee) on which Distributable Cash Flow is distributed to Unitholders (initially being the 15th day of the calendar month following the corresponding Distribution Record Date, or if such day is not a Business Day, the following Business Day);

(z) **"Distribution Period"** means, in respect of the initial distribution, the period commencing on and including the Closing Date and ending on and including the last day of the calendar month following the month in which Closing occurs, and thereafter means each calendar month, or such other period as may be hereafter determined from time to time by the Corporation (on behalf of the Fund and the Trustee), provided that any such period shall be no longer in duration than six calendar months nor any shorter in duration than one calendar month;

(aa) **"Distribution Record Date"** means, in respect of a Distribution Period, the last Business Day of the Distribution Period or such other date or dates as may be determined from time to time by the Corporation (on behalf of the Fund and the Trustee), except that December 31 of each year shall in all cases be a Distribution Record Date;

(bb) **"Eligible Investments"** has the meaning ascribed thereto in Subsection 4.3(b);

(cc) **"Exchangeable Security"** or **"Exchangeable Securities"** means a unit or units, a share or shares or other security or securities which are convertible into or exchangeable for

Trust Units (directly or indirectly) without the payment of additional consideration therefor, whether or not issued by the Fund;

(dd) "**Experts**" means any auditor (including the Auditors), legal counsel (including Counsel), valuator, engineer, surveyor, appraiser or other expert whose profession gives authority to a statement made by them on the subject in question;

(ee) "**Fund**" means the trust constituted by this Trust Indenture;

(ff) "**Fund Property**" means, at any time, all of the monies, properties and other assets of any nature or kind whatsoever as are, at such time, held by the Fund or by the Trustee on behalf of the Fund and any reference to "**property**" or "**property of the Fund**" or "**assets**" or "**assets of the Fund**" includes, in each case, the Fund Property;

(gg) "**Governmental Authority**" means any court or governmental department, commission, board, bureau, agency, or instrumentality of Canada, or of any state, province, territory, county, municipality, city, town or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing;

(hh) "**Income of the Fund**" has the meaning ascribed thereto in Subsection 5.2(a);

(ii) "**Income Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, Chapter 1 (5th Supplement) and the regulations thereunder as amended from time to time;

(jj) "**Indenture Conferred Duties**" means all rights, powers and duties conferred upon, granted, allocated and delegated to the Corporation pursuant to the terms of this Trust Indenture;

(kk) "**Initial Contribution**" means the amount of $10.00 paid by the Initial Unitholder to the Trustee on the date hereof for the purpose of settling the trust constituted hereby;

(ll) "**Initial Offering**" means the first distribution of Trust Units to persons other than the Initial Unitholder;

(mm) "**Initial Trustee**" means Valiant Trust Company;

(nn) "**Initial Unitholder**" means Cameron M. Proctor;

(oo) "***in specie* Redemption Price**" has the meaning ascribed thereto in Subsection 6.6(a);

(pp) "**Issue Expenses**" means all expenses of an Offering payable by the Fund including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in the offering document relating to the Offering, but excluding Underwriters' Fees;

(qq) "**market price**" has the meaning ascribed thereto in Section 6.3;

(rr) "**meeting of the Unitholders**" shall mean and include, as the circumstances require, both an annual meeting of Unitholders and any other meeting of Unitholders;

(ss) **"Net Proceeds"** means the proceeds of an Offering after deduction of Underwriters' Fees and Issue Expenses;

(tt) **"Net Realized Capital Gains"** has the meaning ascribed thereto in Subsection 5.2(b);

(uu) **"non-resident"** means: (i) a person (within the meaning of the Income Tax Act but, for greater certainty, does not include a partnership) who is not resident, nor deemed to be resident, in Canada within the meaning of the Income Tax Act; and (ii) a partnership that is not a Canadian partnership for the purposes of the Income Tax Act;

(vv) **"Notes"** means any notes or evidence of indebtedness which may, from time to time, be issued to and held, directly or indirectly, by the Fund;

(ww) **"Offering"** means any issuance or offering of Trust Units or Other Fund Securities;

(xx) **"Ordinary Resolution"** means:

(i) a resolution passed by more than 50% of the votes cast in respect of the resolution by or on behalf of the Unitholders and Special Rights Holders, either in person or by proxy, at a meeting of Unitholders, at which a quorum was present, called (at least in part) for the purpose of approving such resolution; or

(ii) a resolution approved in writing, in one or more counterparts, by holders of more than 50% of the votes represented by the Trust Units and Special Voting Rights entitled to be voted on such resolution,

For the purpose of determining such percentage, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights;

(yy) **"Other Fund Securities"** means any Special Voting Rights or any other securities of the Fund, including Exchangeable Securities, options, rights, warrants or other securities convertible into or exerciseable for Trust Units or other securities of the Fund (including convertible debt securities, subscription receipts and installment receipts);

(zz) **"person"** means and includes individuals, corporations, limited partnerships, general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, pension funds, business trusts and other organizations, whether or not legal entities and governments and agencies and political subdivisions thereof;

(aaa) **"Redemption Gains"** has the meaning ascribed thereto in Subsection 5.2(c);

(bbb) **"Redemption Income"** has the meaning ascribed thereto in Subsection 5.2(c);

(ccc) **"Redemption Notes"** means any unsecured promissory notes that may be issued from time to time by the Fund upon certain redemptions of Trust Units, as set forth in Subsection 6.6(a);

(ddd) **"Redemption Notice"** has the meaning ascribed thereto in Section 6.2;

(eee) **"Registered Plan"** has the meaning ascribed thereto in Section 8.11;

(fff) **"Registers"** has the meaning ascribed thereto in Section 15.6;

(ggg) **"securities"** include: (i) any documents, instruments or writings commonly known as securities; (ii) any documents constituting evidence of title to or interest in the capital, assets, property, profits, earnings or royalties of any person; (iii) any documents constituting evidence of an option, subscription or other interest in or to securities; (iv) any bond, debenture, note or other evidence of indebtedness, share, stock, unit, unit certificate, participation certificate or certificate of share or interest; (v) any certificate of share or interest in a trust, estate or association; (vi) any profit sharing agreement or certificate; and (vii) any investment contract;

(hhh) **"Special Resolution"** means:

(i) a resolution passed by more than 66 2/3% of the votes cast in respect of the resolution by or on behalf of the Unitholders and Special Rights Holders, either in person or by proxy, at a meeting of Unitholders, at which a quorum was present, called (at least in part) for the purpose of approving such resolution; or

(ii) a resolution approved in writing, in one or more counterparts, by holders of more than 66 2/3% of the votes represented by the Trust Units and Special Voting Rights entitled to be voted on such resolution,

For the purpose of determining such percentage, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights;

(iii) **"Special Rights Holders"** means the holders from time to time of one or more Special Voting Rights.

(jjj) **"Special Voting Rights"** means special voting rights of the Fund, issued and certified hereunder for the time being outstanding and entitled to the benefits and subject to the limitations set forth in Section 3.2;

(kkk) **"Subsequent Investments"** means any assets, securities (whether debt or equity), notes, royalties, properties or interests of whatever nature or kind that may be acquired, directly or indirectly, by the Fund and which are described in section 132(6)(b) of the Income Tax Act, subject to the restrictions in Section 4.4;

(lll) **"take-over bid"** has the meaning ascribed to such term in the *Securities Act* (Alberta), as amended from time to time;

(mmm) **"this Trust Indenture"**, **"this Indenture"**, **"hereto"**, **"herein"**, **"hereof"**, **"hereby"**, **"hereunder"** and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof, and include any and every amendment hereto and instrument supplemental or ancillary hereto;

(nnn) **"Transfer Agent"** means such company, initially to be the Trustee, as may from time to time be appointed by the Fund to act as registrar and transfer agent of the Trust Units or

Other Fund Securities together with any sub-transfer agent duly appointed by the Transfer Agent;

(ooo) **"Trust Liabilities"** has the meaning ascribed thereto in Subsection 2.8(a);

(ppp) **"Trustee"** means at any time, a person who is, in accordance with the provisions hereof, a trustee of the Fund at that time including, so long as it remains a trustee, the Initial Trustee;

(qqq) **"Trustee's Regulations"** has the meaning ascribed thereto in Section 8.3;

(rrr) **"Trust Units"** means the trust units of the Fund referred to in Subsection 3.1(a) authorized and issued hereunder;

(sss) **"Underwriters' Fees"** means the amount so designated in any Underwriting Agreement;

(ttt) **"Underwriting Agreement"** means any underwriting, agency or similar agreement entered into by or on behalf of the Fund and investment dealers, and such other persons as may be party thereto, relating to an Offering;

(uuu) **"Unit Certificate"** means a certificate, in the form approved by the Corporation (on behalf of the Fund and the Trustee), evidencing one or more Trust Units, issued and certified in accordance with the provisions hereof; and

(vvv) **"Unitholders"** means at any time the holders at that time of one or more Trust Units, as shown on the register of such holders maintained by the Fund or by the Transfer Agent on behalf of the Fund.

1.2 References to Acts Performed by the Fund and the Corporation

For greater certainty, where any reference is made in this Trust Indenture to:

(a) an act to be performed by the Fund or to rights of the Fund, such reference shall be construed and applied for all purposes to refer to: (i) an act to be performed by the Trustee on behalf of the Fund or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof; or to (ii) rights of the Trustee, in its capacity as Trustee of the Fund, as the case may be;

(b) actions, rights or obligations of the Trustee, such reference shall be construed and applied for all purposes to refer to actions, rights or obligations of the Trustee in its capacity as Trustee of the Fund, and not in its other capacities, unless the context clearly requires otherwise; and

(c) an act to be performed by the Corporation, such reference shall be construed and applied for all purposes to refer to an act to be performed by the Directors, or any person that the Directors have duly authorized or permitted to take such action on behalf of the Corporation.

1.3 Tax Act

Any reference herein to a particular provision of the Income Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Income Tax Act which have not been enacted into laws or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposal into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Interpretation

In this Trust Indenture, unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular number include the plural, and vice-versa and words importing a gender shall include the feminine, masculine and neuter genders. Where the word "**including**" or "**includes**" is used in this Trust Indenture it means "including without limitation" or "includes without limitation", respectively.

1.5 Headings for Reference Only

The division of this Trust Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Trust Indenture.

1.6 Day Not a Business Day

Except as otherwise set out herein, in the event that any day on which any amount is to be determined or any other determination is to be made or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined, or such other determination shall be made, or such action shall be required to be taken, at or before the requisite time on the next succeeding day that is a Business Day. This Section 1.6 is not applicable to Sections 5.1, 5.2, 5.3, 5.4 and 5.7 and to defined terms used in such Sections and the definition of Distribution Record Date (except with respect to the definition of, and action to be taken on, any Distribution Payment Date in Section 5.3 and Subsection 5.4(c)).

1.7 Currency

All references in this Trust Indenture to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.8 Accounting Principles

All accounting terms not specifically defined in this Trust Indenture will be interpreted in accordance with Canadian generally accepted accounting principles from time to time, applied on a consistent basis ("**GAAP**"). Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise determined by the Corporation or the Trustee, as applicable, be made in accordance with GAAP.

1.9 Time of the Essence

Time shall be of the essence in this Trust Indenture.

1.10 Governing Law

This Trust Indenture and the Unit Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. The parties hereto hereby irrevocably submit and attorn to the jurisdiction of the courts of the Province of Alberta.

ARTICLE 2
DECLARATION OF TRUST

2.1 Initial Contribution and Settlement of Fund

The Initial Unitholder is paying, concurrent with the execution of this Trust Indenture, the Initial Contribution to the Trustee for the purpose of creating and settling the Fund, and in consideration therefor one Trust Unit in the Fund is being issued to the Initial Unitholder. Receipt of the Initial Contribution is hereby acknowledged by the Trustee.

2.2 Declaration of Trust

The Trustee hereby agrees to hold legal title to, use and administer the Fund Property in trust for the benefit of the Unitholders, their permitted assigns and personal representatives in accordance with and subject to the terms and conditions hereinafter declared and set forth, such trust to constitute the Fund hereunder.

2.3 Name of the Fund

The Fund shall be known and designated as "Alter Nrg Income Fund" and, whenever lawful and convenient, the property of the Fund shall be held and the affairs of the Fund shall be conducted and transacted under that name. The Fund may use such other designation or may adopt such other name as the Corporation (on behalf of the Fund and the Trustee) deems appropriate, and the Fund may hold property and conduct and transact its affairs under such other designation or name.

2.4 Head Office

The head office of the Fund shall be located at Calgary, Alberta, or such other place or places in Canada as the Corporation (on behalf of the Fund and the Trustee) may from time to time designate and will initially be located at #420, 1414 – 8th Street S.W., Calgary, Alberta, T2R 1J6.

2.5 Nature of the Fund

The Fund is a trust that is an unincorporated open-ended mutual fund trust, established for the purpose specified in Section 4.1. The Fund is not, is not intended to be, shall not be deemed to be and shall not be treated as, a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company; further, none of the Trustee, the Corporation or the Unitholders, nor any of them, shall be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners or joint venturers. Neither the Trustee nor the Corporation shall be, or be deemed to be, an agent of the Unitholders. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Fund, and their rights shall be limited to those expressly conferred upon them by this Trust Indenture. In filing a return of income for the Fund for its first tax year and for each subsequent year, the Corporation, on behalf of the Fund, shall elect that the Fund shall be deemed to be a "mutual fund trust" for purposes of the Income Tax Act since inception and for the entire year, assuming the requirements for such election are met.

2.6 Rights of Unitholders and Ownership of Assets of the Fund

(a) Except as otherwise expressly provided for herein, no Unitholder shall be entitled to interfere with, or give any direction to, the Trustee or the Corporation with respect to the affairs of the Fund or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Corporation under this Trust Indenture.

(b) The legal ownership of the Fund Property is vested exclusively in the Trustee and the right to conduct the affairs of the Fund is, subject to the Indenture Conferred Duties to be conducted by the Corporation, vested exclusively in the Trustee, or such other persons as the Trustee may determine or as are permitted in accordance with the terms hereof. The Unitholders shall have no interest or right of ownership in the Fund Property other than the interest specifically set forth in this Trust Indenture and they shall have no right to compel or call for any redemption of Trust Units or any partition, division, dividend or distribution of the Fund Property or any of the other assets of the Fund, except as specifically provided herein.

(c) The Trust Units shall be personal property and shall confer upon the Unitholders only the interest and rights attributable to such Trust Units as specifically set forth in this Trust Indenture.

2.7 Unitholders Bound

This Trust Indenture shall be binding upon all persons who become Unitholders from time to time. By acceptance of a Unit Certificate representing any Trust Units, the Unitholder thereof shall be deemed to agree to be bound, and shall be so bound, by this Trust Indenture. Furthermore, where applicable, this Trust Indenture shall be binding upon all persons who from time to time hold Other Fund Securities, including Special Voting Rights, and acceptance of a certificate or confirmation of purchase of such Other Fund Securities in whatever manner shall result in such holder of Other Fund Securities being deemed to agree to be bound, and shall be so bound, by the applicable provisions of this Trust Indenture.

2.8 Liability of Unitholders

(a) No Unitholder, holder of Other Fund Securities or annuitant (collectively, a "**Beneficiary**"), in its capacity as such, will incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind to any person and no resort shall be had to, nor shall recourse or satisfaction be sought from, the private property of any Beneficiary for any liability whatsoever in connection with: (i) the Fund Property or the ownership, use, operation, acquisition or disposition thereof or the exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities, activities or affairs of the Fund, the Trustee or the Corporation (with respect to the Corporation's performance of its obligations hereunder); (iii) any actual or alleged act or omission of the Trustee, the Corporation or any other person in respect of the activities or affairs of the Fund (whether or not authorized by or pursuant to this Trust Indenture); (iv) any actual or alleged act or omission of the Trustee, the Corporation or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee, the Corporation or such other person in respect of the activities or affairs of the Fund (whether or not authorized by or pursuant to this Trust Indenture); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Fund or by the

Trustee, the Corporation (on behalf of the Fund) or by any other person (except the Beneficiary, to the extent required by applicable tax laws) on behalf of or in connection with the activities or affairs of the Fund (collectively, "**Trust Liabilities**").

(b) No Beneficiary, in its capacity as such, will be liable to indemnify the Trustee, the Corporation or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.8, any Beneficiary, in its capacity as such, may be determined by a judgment of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgment and any writ of execution or similar process in respect thereof will be enforceable only against, any will be satisfied only out of, the Trust Units or Other Fund Securities held by or on behalf of such Beneficiary.

(d) To the extent that, contrary to the provisions of this Section 2.8, any Beneficiary is held personally liable as such to any other person in respect of any Trust Liabilities, such Beneficiary will be entitled to indemnity and reimbursement out of the Fund Property to the full extent of such liability and for all costs of any litigation or other proceedings in which such liability has been determined, including, without limitation, all fees and disbursements of counsel. The rights accruing to a Beneficiary under this Subsection 2.8(d) do not exclude any other rights to which such Beneficiary may be lawfully entitled, nor does anything herein contain restrict the right of the Trustee or the Corporation to indemnify or reimburse a Beneficiary out of the Fund Property in any appropriate situation not specifically provided herein but, for greater certainty, neither the Trustee nor the Corporation has any liability to reimburse a Beneficiary for taxes assessed against them by reason of or arising out of their ownership of Trust Units or Other Fund Securities.

ARTICLE 3
CREATION, ISSUE AND SALE OF TRUST UNITS

3.1 Nature of Trust Units

(a) The beneficial interests in the Fund shall be represented and constituted by a single class of units described and designated as "**Trust Units**", and each Unitholder shall be entitled to the rights and be subject to the limitations, restrictions and conditions set out herein, and the beneficial interest of each such Unitholder shall be determined by the number of Trust Units registered in the name of the Unitholder.

(b) Subject to Section 6.6, each Trust Unit represents an equal undivided beneficial interest in any distribution from the Fund (whether of net income, net realized capital gains or other amounts) and in any net assets of the Fund in the event of termination or winding-up of the Fund. All Trust Units shall rank among themselves equally and ratably without discrimination, preference or priority. Each Trust Unit shall entitle the holder of record thereof to one vote at all meetings of Unitholders.

(c) The issued and outstanding Trust Units may be subdivided or consolidated from time to time, as determined in the discretion of the Corporation (on behalf of the Fund and the Trustee).

3.2 Special Voting Rights

(a) In addition to Trust Units, there may be issued an unlimited number of Special Voting Rights. Except for the right to attend and vote at meetings of the Unitholders or in respect of written resolutions of the Unitholders as set forth in Subsection 3.2(b), the Special Voting Rights shall not confer upon the holders thereof any other rights; and for greater certainty, the holders of Special Voting Rights shall not be entitled to any interest or share in the Fund, in any distributions of any nature whatsoever from the Fund or have any beneficial interest in any assets of the trust on termination or winding-up of the Fund. Special Voting Rights may be issued in series and will only be issued in connection with or in relation to Exchangeable Securities as the Corporation (on behalf of the Fund and the Trustee) may determine. A Special Voting Right will be issued together with, and will be attached to, if the Corporation (on behalf of the Fund and the Trustee) so determines, each Exchangeable Security issued to which it relates, and will be evidenced only by the certificates representing such Exchangeable Securities. Special Voting Rights will not be transferable separately from the Exchangeable Securities to which they are attached.

(b) Each Special Voting Right will entitle the holder of record thereof from time to time, as shown on the Register, to attend and vote at meetings of Unitholders and to that number of votes on a ballot vote at all meetings of Unitholders or in respect of any written resolution of Unitholders that is equal to the number of Trust Units into which the Exchangeable Security to which such Special Voting Right is attached is, directly or indirectly, exchangeable or convertible. Any matter in this Trust Indenture which requires the approval of Unitholders shall be construed to require the approval of Unitholders and Special Rights Holders, voting together as a single class, at a single meeting of both Unitholders and Special Rights Holders held in the manner contemplated in Article 10. Any provision in this Trust Indenture regarding notice to be provided to Unitholders, including Article 16, shall apply equally to Special Rights Holders. Upon the exchange, redemption or conversion of an Exchangeable Security for Trust Units, the Special Voting Right that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Corporation or the Trustee, and the former holder of such Special Voting Right will cease to have any rights with respect thereto.

(c) Concurrently with the issuance of any Exchangeable Securities (and attached Special Voting Rights), the Fund will enter into such agreements, including exchange and voting agreements, as may be necessary or desirable properly to give effect to the terms of the Exchangeable Securities, including to provide for the voting of all attached Special Voting Rights and the conversion, exercise, redemption or exchange of such Exchangeable Securities in the event of an Offer (as defined in Section 3.10) for the Trust Units as provided in Section 3.10.

3.3 Authorized Number of Trust Units and Other Fund Securities

The aggregate number of Trust Units and Other Fund Securities which are authorized and may be issued hereunder is unlimited.

3.4 Issue of Trust Units and Other Fund Securities

(a) Trust Units or Other Fund Securities may be created, issued, sold and delivered at the times, to the persons, for the consideration and on the terms and conditions that the

Corporation (on behalf of the Fund and the Trustee) determines, including, subject to any required regulatory approvals, pursuant to unitholder rights plans or incentive option or other compensation plans and distribution reinvestment and trust unit purchase plans, and the Corporation may enter into agreements or plans relating to the foregoing or any agreement relating to Exchangeable Securities. Without limiting the generality of the foregoing, the Corporation (on behalf of the Fund and the Trustee) may authorize the Fund to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase Trust Units or Other Fund Securities from the Fund or from any other person or procuring or agreeing to procure purchasers for Trust Units or Other Fund Securities or may allow discounts to persons in consideration of their subscribing or agreeing to subscribe, whether absolutely or conditionally, for Trust Units or Other Fund Securities or of their agreeing to produce or obtain subscriptions therefor, whether absolute or conditional.

(b) Subject to allowable discounts (if any) provided to persons as consideration for purchasing or agreeing to procure subscriptions for Trust Units, Trust Units are only to be issued as fully paid and are not to be subject to future calls or assessments; provided however, that Trust Units issued under any Offering subsequent to the Initial Offering may be issued for a consideration payable in instalments and that the Fund may take security over any Trust Units issued under any such Offering as security for unpaid instalments and assign the benefit of all or part of such security.

(c) The consideration for any Trust Unit shall be paid in money or in property (including a promissory note) or in past services that are not less in value than the fair equivalent of the money that the Fund would have received if the Trust Unit had been issued for money.

~~3.5 No Pre-Emptive Rights~~

There are no pre-emptive rights attaching to the Trust Units or the Special Voting Rights.

3.6 Re-Purchase of Initial Trust Unit by Fund

Immediately after the Closing, the Fund will purchase the initial Trust Unit from the Initial Unitholder, and the Initial Unitholder shall sell the initial Trust Unit to the Fund for a purchase price of $10.00, and upon the completion of such purchase and sale, the initial Trust Unit shall be cancelled and shall no longer be outstanding for any of the purposes of this Trust Indenture.

3.7 Consolidation of Trust Units

Immediately after any *pro rata* distribution of additional Trust Units to Unitholders pursuant to Subsection 5.7(a), the number of the outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the distribution of additional Trust Units. In this case, each Unit Certificate representing a number of Trust Units prior to the distribution of additional Trust Units is deemed to represent the same number of Trust Units after the distribution of additional Trust Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of the distribution, the Fund shall withhold from the cash portion of such distribution, if any, or the Unitholder shall make a cash payment to the Fund, of an amount equal to the amount of tax required to be remitted to the appropriate taxation authority by the Fund, or, if such withholding cannot be made by the Fund or such payment is not made by the Unitholder: (a) the consolidation of the Trust Units held by such Unitholder will result in

such Unitholder holding that number of Trust Units equal to the number of Trust Units held by such Unitholder prior to the distribution minus the number of Trust Units withheld on account of withholding taxes payable by the Unitholder in respect of the distribution; and (b) the consolidation shall not apply to any Trust Units so withheld. Any Trust Units so withheld shall either be delivered to the appropriate taxation authority or sold, in which case the net proceeds shall be remitted to the appropriate taxation authority. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder's original Trust Units, in exchange for a Unit Certificate representing such Unitholder's post-consolidation Trust Units.

3.8 Mutual Fund Trust Status and Non-Resident Unitholders

It is in the best interest of Unitholders that the Fund always qualify as a "mutual fund trust" under the Income Tax Act. Accordingly:

(a) in order to ensure that the Fund continues to qualify as a "mutual fund trust":

(i) the Fund shall not be established or maintained primarily for the benefit of non-residents and it shall be the responsibility of the Corporation to monitor the holdings by non-residents;

(ii) notwithstanding any delegation of the powers of the Corporation to another person, the Corporation shall and shall be entitled to take all such steps as are necessary or desirable to ensure that the Fund is not established or maintained primarily for the benefit of non-residents;

(b) the Corporation may, at any time and from time to time, make reasonable efforts, as practicable in the circumstances, to obtain declarations as to beneficial ownership, perform residency searches of holders of securities of the Fund and beneficial holder mailing address lists and take such other steps specified by the Corporation, at the cost of the Fund, to determine or estimate as best as is possible in the circumstances the residence of the beneficial owners of securities of the Fund. Without limiting the generality of the foregoing, the Corporation may require any Unitholder as shown on the register of Unitholders to provide a declaration, in such form prescribed by the Corporation, as to the beneficial owner of Trust Units registered in such Unitholder's name and to the jurisdiction in which such beneficial owner is resident;

(c) if at any time the Corporation, in its sole discretion, determines that it is in the best interest of the Fund, the Corporation, may:

(i) require the Fund and the Transfer Agent to refuse to accept a subscription for securities of the Fund from, or issue or register a transfer of securities of the Fund to, a person unless the person provides a declaration to the Corporation and the Transfer Agent that the securities of the Fund to be issued or transferred to such person will not when issued or transferred be beneficially owned by a non-resident;

(ii) to the extent practicable in the circumstances, send a notice to registered holders of securities of the Fund which are beneficially owned by non-residents, chosen in inverse order to the order of acquisition or registration of such securities beneficially owned by non-residents or in such other manner as the Corporation may consider equitable and practicable, requiring them to sell their securities of

the Fund which are beneficially owned by non-residents or a specified portion thereof within a specified period of not less than 60 days or such shorter period as may be required to preserve the status of the Fund as a mutual fund trust under the Income Tax Act. The Corporation may also refuse the issuance of Trust Units to facilitate an exchange of Exchangeable Securities if to do so would cause the Fund to lose its status as a mutual fund trust under the Income Tax Act. If the holders of securities of the Fund receiving such notice have not sold the specified number of such securities or provided the Corporation and the Transfer Agent with satisfactory evidence that such securities are not beneficially owned by non-residents within such period, the Corporation may, on behalf of such registered Unitholder, sell such securities and, in the interim and to the extent applicable, suspend the voting and distribution rights attached to such securities of the Fund and make any distribution in respect of such securities by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the applicable securities of the Fund are then listed or in such other manner in which the Corporation shall determine, and upon such sale, the affected holders shall cease to be holders of such securities so disposed of and their rights shall be limited to receiving the net proceeds of sale, and any distribution in respect thereof deposited as aforesaid, net of applicable taxes and costs of sale, upon surrender of the Unit Certificates representing such securities;

(iii) delist any listed securities of the Fund from any non-Canadian stock exchange; and

(iv) take such other actions as the Corporation determines, in its sole discretion, are appropriate in the circumstances that will reduce or limit the number of securities of the Fund held by non-residents to ensure that the Fund is not established or maintained primarily for the benefit of non-residents.

(d) None of the Corporation, the Trustee or the Transfer Agent shall have any liability for amounts received pursuant to sales of securities of the Fund made pursuant to Subsection 3.8(c)(ii). The Trustee shall not be deemed to have notice of any violation of this Section 3.8 unless and until it has been provided with written notice of such violation. Except as specifically set out herein, none of the Corporation, the Trustee or the Transfer Agent shall be bound to do or take any proceeding or action with respect to this Section 3.8 by virtue of the powers conferred on it under this Trust Indenture and the Trustee shall only be required to act in respect of this Section 3.8 upon first being provided with a satisfactory indemnity from the Fund. It is acknowledged that the ability of the Corporation to monitor the non-resident ownership of the Trust Units will be limited due to the fact that the Trust Units will be registered in the name of depositories and other non-beneficial holders and in this regard, the Corporation shall be entitled to rely on information respecting the residency of Unitholders provided to the Corporation by the Transfer Agent and the Corporation may exercise its discretion in making any determination under this Section 3.8, and any reasonable and *bona fide* exercise of such discretion shall be binding for the purpose of this Section 3.8. None of the Corporation, the Trustee, the Transfer Agent or any of their respective directors, officers, employees or agents, or any holder of Trust Units, shall be liable for a determination that the Fund is established or maintained primarily for the benefit of non-residents as a result of an excess number of securities of the Fund being held by non-residents during the term of

the Fund. The Trustee shall have no obligation to monitor beneficial ownership of Trust Units or the Fund's status under the Income Tax Act.

(e) Notwithstanding any other provision of this Trust Indenture, unless determined otherwise by the Corporation, non-residents, whether registered holders or beneficial holders of securities of the Fund, shall not be entitled to vote in respect of any Special Resolutions to amend this Section 3.8.

3.9 Repurchase of Trust Units

The Fund shall be entitled to purchase, for cancellation or otherwise, at any time the whole or from time to time any part of the outstanding Trust Units, at a price per Trust Unit and on a basis determined by the Corporation (on behalf of the Fund and the Trustee) in its discretion but in compliance with all applicable securities laws, rules, regulations or policies or the policies of any applicable stock exchange, including purchases as may be necessitated as a result of subscribers in any Offering exercising their statutory rights of withdrawal or rescission in respect of Trust Units acquired by them pursuant to any document relating to an Offering.

3.10 Take-Over Bids

(a) In this Section 3.10:

(i) **"Dissenting Unitholder"** means a holder of Trust Units or Exchangeable Securities who does not accept an Offer referred to in Subsection 3.10(c) and includes any assignee of the Trust Unit or the Exchangeable Security of such holder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(ii) **"Offer"** means an offer to acquire outstanding Trust Units and/or Exchangeable Securities where, as of the date of the offer to acquire, the Trust Units and Exchangeable Securities that are subject to the offer to acquire, together with the Offeror's Trust Units and Exchangeable Securities, constitute in the aggregate 20% or more of all outstanding Trust Units and the Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities;

(iii) **"offer to acquire"** includes an acceptance of an offer to sell;

(iv) **"Offeror"** means a person, or two or more persons acting jointly or in concert, who make an Offer;

(v) **"Offeror's Notice"** means the notice described in Subsection 3.10(d); and

(vi) **"Offeror's Units"** means Trust Units and the Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any affiliate or associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer is made, any holder of Exchangeable Securities may, unless prohibited by the terms and conditions of the Exchangeable Security, convert, exercise or exchange such Exchangeable Security, as applicable, for the purpose of tendering Trust Units to such

Offer on the condition that such Trust Units are taken up under such Offer, unless an identical Offer (in terms of price per Trust Unit issuable upon the conversion, exercise or exchange of the Exchangeable Security and percentage of outstanding securities to be taken up exclusive of securities owned immediately prior to the Offer by the Offeror, or associates or affiliates of the Offeror and in all other material respects) is made concurrently by the Offeror to purchase the Exchangeable Securities, which identical Offer has no condition attached other than the right not to take up and pay for securities tendered if no securities are purchased pursuant to the Offer for Trust Units. If a holder of Exchangeable Securities elects to conditionally convert, exercise or exchange such Exchangeable Securities for the purpose of tendering Trust Units to such Offer, the tendering of a certificate issued by the Fund indicating that the Trust Units are issuable upon and subject to completion of the Offer shall be good delivery under such bid and after payment of the consideration therefor to the former holder of the Exchangeable Security such holder shall cease to have any rights as holder of Exchangeable Securities or Trust Units to the extent that the Trust Units issuable upon the conversion, exercise or exchange of such Exchangeable Securities have been taken up.

(c) If an Offer for all of the outstanding Trust Units, Exchangeable Securities and/or Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities (other than such securities held by or on behalf of the Offeror or an affiliate or associate of the Offeror) is made and:

(i) within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by offerees representing at least 90% of the outstanding Trust Units and the Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities, other than the Offeror's Units;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units and the Exchangeable Securities of the offerees who accepted the Offer; and

(iii) the Offeror complies with Subsections 3.10(d) and 3.10(f);

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units and the Exchangeable Securities held by the Dissenting Unitholders for the same consideration payable or paid, as the case may be, under the Offer.

(d) Where an Offeror is entitled to acquire Trust Units and Exchangeable Securities held by Dissenting Unitholders pursuant to Subsection 3.10(c), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) offerees holding at least 90% of the outstanding Trust Units and the Trust Units issuable upon the conversion, exercise or exchange of the Exchangeable Securities, other than Offeror's Units, have accepted the Offer;

(ii) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units and the Exchangeable Securities of the offerees who accepted the Offer;

(iii) Dissenting Unitholders must transfer their respective Trust Units and/or Exchangeable Securities to the Offeror on the terms on which the Offeror acquired the Trust Units and the Exchangeable Securities of the offerees who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Unit Certificate(s) and/or certificate(s) evidencing the Exchangeable Securities to the Fund within 21 days after the date of the sending of the Offeror's Notice.

(e) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Subsection 3.10(d) shall, within 21 days after the sending of the Offeror's Notice, send his or her Unit Certificate(s) and/or certificate(s) evidencing the Exchangeable Securities to the Fund, duly endorsed for transfer.

(f) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Subsection 3.10(d), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Subsection 3.10(c).

(g) The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Subsection 3.10(f). The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

(h) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Subsection 3.10(d), the Trustee, if the Offeror has complied with Subsection 3.10(f), shall:

(i) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units and the Exchangeable Securities of the Dissenting Unitholders to the Offeror;

(ii) send to each Dissenting Unitholder who has complied with Subsection 3.10(e) the consideration to which such Dissenting Unitholder is entitled under this Section 3.10; and

(iii) send to each Dissenting Unitholder who has not complied with Subsection 3.10(e) a notice stating that:

(A) his or her Trust Units and Exchangeable Securities have been transferred to the Offeror;

(B) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units and Exchangeable Securities; and

(C) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Unit Certificate(s) and/or certificate(s) evidencing the Exchangeable Securities or such other documents as the Trustees, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(i) An Offeror cannot make an Offer for the Trust Units and/or the Exchangeable Securities unless, concurrent with the communication of the Offer to any holder thereof, a copy of the Offer is provided to the Fund.

(j) The Fund shall cause the terms, conditions, restrictions, rights and obligations of Exchangeable Securities to contain corresponding provisions as may be reasonably necessary or desirable to give effect to this Section 3.10, including provisions to effect the automatic conversion, exercise or exchange of Exchangeable Securities by a non-tendering holder thereof.

ARTICLE 4
PURPOSE AND INVESTMENTS OF FUND

4.1 Purpose of the Fund

The purposes and activities of the Fund are restricted to:

(a) acquiring, holding, transferring, disposing of, investing in, and otherwise dealing with securities (whether debt or equity), royalties and notes of whatever nature or kind issued by the Commercial Trust, the Corporation or any associate or affiliate thereof (including the CT Units and the Corporation Shares), or any other business entity in which the Commercial Trust has an interest, direct or indirect, including the Business;

(b) acquiring, holding, transferring, disposing of, investing in, and otherwise dealing with Eligible Investments and Subsequent Investments (including, for greater certainty, acquiring and holding additional limited partnership interests as a limited partner);

(c) temporarily holding cash and other short term investments in connection with and for the purposes of the Fund's activities, including paying administration and trust expenses, paying any amounts required in connection with the redemption of Trust Units and making distributions to Unitholders or payments to other securityholders of the Fund;

(d) issuing Trust Units and Other Fund Securities for the purposes of:

(i) obtaining funds to conduct the activities described above, whether directly or indirectly by the Fund, the Commercial Trust, the Corporation, Alter LP or any affiliate or associate thereof, including raising funds for further acquisitions;

(ii) repayment of any indebtedness or borrowings of the Fund or its affiliates;

(iii) establishing and implementing unitholder rights plans, distribution reinvestment plans, Trust Unit purchase plans, and incentive option and other compensation plans, if any, established by the Fund; and

(iv) making non-cash distributions to Unitholders as contemplated by this Trust Indenture including *in specie* redemptions pursuant to Article 6, and distributions pursuant to distribution reinvestment or similar plans, if any, established by the Fund;

(e) repurchasing or redeeming Trust Units or Other Fund Securities, subject to the provisions of this Trust Indenture and applicable law;

(f) guaranteeing the obligations of its affiliates pursuant to any debt for borrowed money or any other obligation incurred by such entity in good faith for the purpose of carrying on its business, and pledging securities and other property owned by the Fund as security for any obligations of the Fund, including obligations under any such guarantee;

(g) granting security in any form, over any or all of the Fund Property to secure any or all of the obligations of the Fund or its affiliates;

(h) carrying out any of the transactions, and entering into and performing any of the obligations of the Fund under any agreements contemplated by this Trust Indenture;

(i) borrowing funds and issuing debt securities for the purposes, directly or indirectly, set forth in Subsections 4.1(a) through 4.1(h); and

(j) engaging in all activities ancillary or incidental to any of those activities set forth in Subsections 4.1(a) through 4.1(i).

4.2 Investment of Proceeds of Initial Offering

At and after the Closing Time, the Fund shall use the Net Proceeds of the Initial Offering to subscribe for and purchase CT Units and Corporation Shares, each in amounts determined by the Corporation (on behalf of the Fund and the Trustee) in its discretion.

4.3 Other Investments

(a) Monies or other property received by the Fund or the Trustee on behalf of the Fund, including the Net Proceeds of Offerings, may be used for any purpose not inconsistent with this Trust Indenture, including: (i) to make Subsequent Investments; (ii) to make distributions and redemptions under Articles 5 and 6, respectively; (iii) to make payments to other securityholders of the Fund; and (iv) to pay costs, fees and expenses associated therewith.

(b) To the extent that any monies or other property received by the Fund or the Trustee is not to be immediately used by the Fund in accordance with the terms hereof, the Trustee is hereby authorized to, and where directed by the Corporation (on behalf of the Fund and the Trustee) to do so, the Trustee shall, place such monies in an account with a trust company or Schedule I chartered bank incorporated under the laws of Canada, or to invest such monies or property, at the direction of the Corporation (on behalf of the Fund and the Trustee) in the following ("**Eligible Investments**"): (i) obligations issued or

guaranteed by the Government of Canada or a Province of Canada or any agency or instrumentality thereof; (ii) short term commercial paper obligations of a corporation whose short term commercial paper is rated R-1 or higher by Dominion Bond Rating Service Limited or A-1 or higher by Standard & Poor's, a division of The McGraw-Hill Companies, Inc.; or (iii) term deposits, interest bearing accounts, certificates of deposit or banker's acceptances of, or guaranteed by, one of the six largest (in terms of total assets) Canadian chartered banks. For the purpose hereof, "short term" shall mean having a date of maturity or call for payment not more than 60 days from the date on which the investment is made.

4.4 Investment Restrictions

The Corporation shall exercise commercially reasonable efforts to ensure that the Fund complies at all times with the requirements of paragraph 108(2)(a) and subsection 132(6) of the Income Tax Act, and that under no circumstances shall the Fund acquire or retain any investment that would result in the Fund not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Income Tax Act. The Corporation shall provide written notice to the Trustee if there is a reasonable probability that the Fund will cease to be a "unit trust" and a "mutual fund trust", each for purposes of the Income Tax Act. For greater certainty, the Fund shall also comply with the provisions of Sections 3.8 and 8.11 with respect to the matters described therein. For greater certainty, except as otherwise expressly stated herein, the Trustee shall have no obligation to monitor, or take any action with respect to, the Fund's status under the Income Tax Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow of the Fund

The "**Distributable Cash Flow**" for or in respect of a Distribution Period shall be equal to:

(a) all cash amounts which are received by the Fund for and in respect of such Distribution Period including amounts on account of interest, income, royalties, distributions, dividends, returns of capital, amounts declared to be payable on CT Units, interest payments and principal repayments on Notes held by the Fund that will be paid on or prior to the Distribution Payment Date in respect of such Distribution Period and such other amounts as may be determined from time to time by the Trustee or the Corporation (on behalf of the Fund and the Trustee) to be included in "Distributable Cash Flow"; provided that, for greater certainty, the proceeds of any issuance of Trust Units or any other securities of the Fund, and the expenses of such distributions of securities of the Fund, shall not be included in the calculations of Distributable Cash Flow in respect of any Distribution Period;

less:

(b) all liabilities of the Fund which, in the opinion of the Trustee or the Corporation (on behalf of the Fund and the Trustee), may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or a prior Distribution Period if not accrued in such prior period including any interest payable by the Fund on any indebtedness of the Fund;

(c) the aggregate amount of all Cash Redemption Prices in respect of the redemption of Trust Units during such Distribution Period multiplied by the applicable number of Trust Units;

(d) all amounts which relate to the repayment of the principal amount of any indebtedness of the Fund during such Distribution Period (net of any such amounts that have been refinanced during such Distribution Period);

(e) any amount, in addition to those amounts set forth in Subsections 5.1(b), 5.1(c) and 5.1(d), which the Trustee or the Corporation (on behalf of the Fund and the Trustee) may reasonably consider to be necessary to provide for the payment of any liabilities which have been or will be incurred by the Fund, including any tax liability of the Fund (to the extent that such liabilities have not otherwise been taken into account in determining the Distributable Cash Flow hereunder); and

(f) an amount as determined in the discretion of the Trustee or the Corporation (on behalf of the Fund and the Trustee), for reasonable reserves, provided that, unless the consent of the Directors is obtained, reserves shall not be maintained by the Fund except for the purpose of satisfying payment of any of the amounts or liabilities referred to in Subsections 5.1(b), 5.1(c), 5.1(d) and 5.1(e).

5.2 Computation of Income and Net Realized Capital Gains

(a) The "**Income of the Fund**" for any year shall be the income of the Fund for the year computed in accordance with the provisions of the Income Tax Act; provided, however, that capital gains and capital losses shall be excluded and provided further that:

(i) the portion of the Fund's income comprised of taxable dividends received from corporations resident in Canada shall be calculated on the basis that the amount included in the Fund's income is the actual amount of the dividend received, which excludes the gross-up adjustment provided in paragraph 82(1)(b) of the Income Tax Act; and

(ii) no amount is deductible in respect of amounts paid or payable to Unitholders.

(b) The "**Net Realized Capital Gains**" of the Fund for any particular year shall be determined as the amount, if any, by which the aggregate of the capital gains of the Fund in the particular year exceeds the aggregate of the capital losses of the Fund in the year and the amount of any net capital losses for prior years which the Fund is permitted by the Income Tax Act to deduct in computing the taxable income of the Fund for the particular year.

(c) Notwithstanding Subsections 5.2(a) and 5.2(b), Income of the Fund and Net Realized Capital Gains shall not include any income ("**Redemption Income**") or capital gains ("**Redemption Gains**"), respectively, which are realized by the Fund, in accordance with the Income Tax Act, on a distribution of Fund Property to a Unitholder pursuant to an *in specie* redemption of the Unitholder's Trust Units under Section 6.6, or as a result of a redemption of CT Units which is necessary in order to effect such *in specie* redemption pursuant to Section 6.6.

5.3 Monthly Distributions of Distributable Cash Flow

The Corporation, on behalf of the Fund and the Trustee, shall, in respect of each Distribution Period, declare payable to the holders of Trust Units of record as at the close of business on the Distribution Record Date for such Distribution Period, all or any part of the Distributable Cash Flow for such Distribution Period. For clarity, the Corporation, on behalf of the Fund and the Trustee, may determine that none of the Distributable Cash Flow for a Distribution Period is to be declared payable to such holders of Trust Units. Each Trust Unit's proportionate share of the amount of such Distributable Cash Flow which is declared payable to holders of Trust Units shall be determined by dividing the amount of such Distributable Cash Flow by the number of issued and outstanding Trust Units on such Distribution Record Date. The share of such Distributable Cash Flow distributable to each holder of Trust Units shall be an amount equal to each Trust Unit's proportionate share of such Distributable Cash Flow multiplied by the number of Trust Units owned of record by such Unitholder on such Distribution Record Date. Subject to Section 5.7, Distributable Cash Flow which has been declared to be payable to Unitholders in respect of a Distribution Period shall be paid in cash on the Distribution Payment Date which immediately follows such Distribution Record Date.

5.4 Other Distributions

(a) In addition to the distributions which are made payable to Unitholders pursuant to Section 5.3, the Corporation, on behalf of the Fund and the Trustee, may, in its sole discretion, in respect of a Distribution Period, declare a distribution to be payable to holders of Trust Units of record as at the close of business on the Distribution Record Date for such Distribution Period, out of Income of the Fund, Net Realized Capital Gains, the capital of the Fund or otherwise, in any year, in such amount or amounts, and on such dates as the Corporation may determine.

(b) So as to ensure the allocation and distribution, to holders of Trust Units, of all of the Income of the Fund, Net Realized Capital Gains and any other applicable amounts so that the Fund will not have any liability for tax under the Income Tax Act in any year, the amount, if any, by which the Income of the Fund and Net Realized Capital Gains exceed the aggregate of:

(i) such part of the taxable capital gains of the Fund for the calendar year required to be retained by the Fund to maximize its capital gains refund for such year, unless the Corporation (on behalf of the Fund and the Trustee) determines, and has given written notice to the Trustee, that this Subsection 5.4(b)(i) is not to apply to the Fund for that year by the end of the year; and

(ii) any amount that became payable by the Fund during the calendar year to Unitholders on the Trust Units (other than amounts that became payable to Unitholders on the redemption of their Trust Units),

shall, without any further actions on the part of the Trustee or the Corporation, be payable to holders of Trust Units of record as of the close of business on the last Distribution Record Date in such year.

(c) Each Trust Unit's proportionate share of the amount of any distribution made pursuant to either or both of Subsections 5.4(a) or 5.4(b) shall be determined by dividing such amount by the number of issued and outstanding Trust Units as at the close of business on the applicable distribution date in respect of a distribution pursuant to Subsection

5.4(a) and as at the close of business on the last Distribution Record Date in the year in respect of a distribution pursuant to Subsection 5.4(b). The share of the amount of any such distribution distributable to each holder of Trust Units shall be an amount equal to each Trust Unit's proportionate share of such amount multiplied by the number of Trust Units owned of record by each such Unitholder on such applicable distribution record date. Subject to Section 5.7, amounts which have been declared to be payable to Unitholders pursuant to either or both of Subsections 5.4(a) or 5.4(b) shall be paid in cash, or such other property as the Corporation (on behalf of the Fund and the Trustee) may determine, on the distribution payment date which immediately follows the applicable distribution record date in respect of a distribution pursuant to Subsection 5.4(a) or Subsection 5.4(b).

(d) In addition to the distributions which are made payable to Unitholders under Sections 5.3 and 5.4, the Fund shall allocate any Redemption Income and Redemption Gains realized by the Fund in connection with the redemption of Trust Units of a particular Unitholder pursuant to Section 6.6, to that Unitholder, so that an amount equal to such Redemption Income and Redemption Gains shall be allocated to and shall be treated as an amount paid to the redeeming Unitholder. In addition, one-half (or any other proportion that may be provided for from time to time under section 38 of the Income Tax Act) of such Redemption Gains shall be designated as taxable capital gains of that Unitholder under subsection 104(21) of the Income Tax Act, and any portion of the Redemption Income and Redemption Gains in respect of that Unitholder as may be income from a source in a country other than Canada, within the meaning of subsection 104(22) of the Income Tax Act, shall be designated as that Unitholder's income from that source in accordance with that subsection.

5.5 Character of Distribution and Designation

In accordance with and to the extent permitted by the Income Tax Act, the Corporation, on behalf of the Trustee, in each year shall make designations in respect of the amounts payable to holders of Trust Units for such amounts that the Corporation considers to be reasonable in the circumstances, including, without limitation, designations relating to taxable dividends received by the Fund in the year on shares of taxable Canadian corporations (or designated in respect of the Fund where the Fund is a beneficiary of another trust), net capital gains realized by the Fund in the year (or designated in respect of the Fund where the Fund is a beneficiary of another trust) and foreign source income of the Fund for the year, as well as elect under subsections 104(13.1) and/or (13.2) of the Income Tax Act that income be taxed at the Fund level, rather than in the hands of Unitholders. Distributions payable to holders of Trust Units pursuant to this Article 5 shall be deemed to be distributions of Income of the Fund, Net Realized Capital Gains, trust capital or other items in such amounts as the Corporation (on behalf of the Fund and the Trustee) shall, in its absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains shall include the non-taxable portion of the capital gains of the Fund which are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions

For greater certainty, it is hereby declared that each holder of Trust Units shall have the legal right to enforce payment of any amount payable to such holder of Trust Units as a result of any distribution or amount which becomes payable to such holder of Trust Units pursuant to this Article 5 as of the date such amount becomes so payable.

5.7 Method of Payment of Distributions

(a) The Fund shall make payment, in cash or other property, where applicable, of distributions which have been declared to be payable pursuant to this Article, provided that where the Corporation (on behalf of the Fund and the Trustee) determines that the Fund does not have cash in an amount sufficient to make payment of the full amount of any distribution which has been declared to be payable pursuant to this Article on the due date for such payment, the payment may, at the option of the Corporation, include the issuance of additional Trust Units, or fractions of Trust Units, if necessary, having an aggregate value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Corporation to be available for the payment of such distribution.

(b) The value of each Trust Unit which is issued pursuant to Subsection 5.7(a) shall be the "market price" (as defined in Section 6.3) of the Trust Unit on the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, Subsection 5.4(a) or Subsection 5.4(b), provided that if the particular date is not a Business Day then the "market price" (as defined in Section 6.3) shall be determined on the last Business Day which precedes such particular date.

5.8 Withholding Taxes

The Trustee shall deduct or withhold from distributions payable to any Unitholder (including any amounts which the Corporation (on behalf of the Fund and the Trustee) directs the Trustee to so deduct or withhold) all amounts required by law to be withheld from such distributions.

5.9 Income Tax Matters

In reporting income for income tax purposes the Fund shall claim the maximum amount available to it as deductions under the relevant law, unless the Corporation (on behalf of the Fund and the Trustee) determines otherwise.

ARTICLE 6
REDEMPTION

6.1 Right of Redemption by Holders of Trust Units

Each holder of Trust Units shall be entitled to require the Fund to redeem at any time or from time to time at the demand of the holder all or any part of the Trust Units registered in the name of the holder at the price, with respect to each Trust Unit so redeemed, as determined and payable in accordance with the conditions hereinafter provided. For greater certainty, it is hereby declared that each holder of Trust Units shall have the legal right to enforce payment of any amount payable to such holder of Trust Units pursuant to this Article 6.

6.2 Exercise of Redemption Right

To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed notice requiring the Fund to redeem Trust Units (a "Redemption Notice"), in a form reasonably acceptable to the Corporation, shall be sent to the Fund at the head office of the Fund or any of the principal offices of the Transfer Agent at which it has agreed to act as registrar for Trust Units, together with any Unit Certificate or Unit Certificates representing the Trust Units to be redeemed and

written instructions as to the number of Trust Units to be redeemed. No form or manner of completion or execution of a Redemption Notice shall be sufficient unless the same is in all respects satisfactory to the Corporation and is accompanied by any further evidence that the Corporation or the Transfer Agent may reasonably require with respect to the identity, capacity or authority of the person giving such Redemption Notice.

Upon the tender of Trust Units of a holder for redemption, the holder shall cease to have any rights with respect to the Trust Units tendered for redemption (other than to receive the Cash Redemption Price or *in specie* Redemption Price therefor, as the case may be) including the right to receive any distributions thereon which are declared payable to the holders of record on a date which is subsequent to the date upon which the Trust Units of the Unitholder have been tendered for redemption. Trust Units shall be considered to be tendered for redemption on the date the Fund has, to the satisfaction of the Corporation, received the notice, Unit Certificates, if any, the written instructions as to the number of Trust Units to be redeemed and all other required documents or evidence as aforesaid.

6.3 Cash Redemption Price

Subject to Section 6.5, upon the tendering for redemption of Trust Units in accordance with Section 6.2, the holder of the Trust Units tendered for redemption shall be entitled to receive a price per Trust Unit (hereinafter called the "**Cash Redemption Price**") equal to:

(a) if the Trust Units are listed for trading or quoted on any stock exchange or similar market, the lesser of:

(i) 90% of the "market price" of the Trust Units on the date on which the Trust Units were tendered for redemption; and

(ii) the "closing market price" of the Trust Units on the date that the Trust Units were tendered for redemption; or

(b) if the Trust Units are not listed for trading or quoted on any stock exchange or similar market, the greater of:

(i) the fair market value of the Trust Units as determined by the Corporation (on behalf of the Fund and the Trustee); and

(ii) $0.40 per Unit.

For the purposes of Subsection 6.3(a)(i), the "**market price**" of the Trust Units shall be an amount equal to the arithmetic average of the daily volume weighted average trading prices of Trust Units traded on the principal exchange on which Trust Units are listed during the period of the last ten trading days during which at least a board lot of Trust Units were traded on such exchange or market immediately prior to the date on which the Trust Units were tendered for redemption.

For the purposes of Subsection 6.3(a)(ii), "**closing market price**" shall be: (i) an amount equal to the closing price of the Trust Units on the principal exchange on which Trust Units are listed if there was a trade on the date on which the Trust Units were tendered for redemption, and the exchange or market provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Trust Units on the principal exchange on which Trust Units are listed if there was trading on the date on which the Trust Units were tendered for redemption and the exchange or other market provides only the highest and lowest trading prices of Trust Units traded on a particular day; or (iii) the average of the last bid and

last ask prices on the principal exchange on which Trust Units are listed if there was no trading on the date on which the Trust Units were tendered for redemption.

For the purposes hereof, the principal exchange or principal market on which Trust Units are listed or quoted for trading shall be the exchange or market on which the greatest volume of Trust Units were traded during the relevant period or, if such is not determinable, the exchange or market designated by the Corporation (on behalf of the Fund and the Trustee) in its absolute discretion. If the principal exchange or market on which the Trust Units are listed or quoted for trading was not open for trading on the date on which the Trust Units were tendered for redemption, then the reference date shall be the last day on which such principal exchange or market was open for trading.

In determining the fair market value of Trust Units tendered for redemption, the Corporation (on behalf of the Fund and the Trustee) may take into consideration any factors considered relevant by it, including, but not limited to, prior trades or transfers of Trust Units and prices paid by buyers of Trust Units (if any, and to the extent known to the Corporation), any valuation of Trust Units that may have been prepared (provided that, for greater certainty, the Corporation shall have no obligation to prepare or commission any such valuation), the financial condition and results of the Trust and the assets and liabilities of the Trust.

6.4 Payment of Cash Redemption Price

Subject to Section 6.5, the Cash Redemption Price payable by the Fund in respect of the Trust Units tendered for redemption during any month shall be paid by wire transfer or by cheque, drawn on a Canadian chartered bank or trust company in lawful money of Canada, payable to or to the order of the Unitholder who exercised the right of redemption within 60 days after the end of the calendar month in which the Trust Units were tendered for redemption. Payments made by the Fund of the Cash Redemption Price are conclusively deemed to have been made upon the receipt of the wire transfer or the mailing of a cheque in a postage prepaid envelope addressed to the former Unitholder at its last address appearing on the Registers unless such cheque is dishonoured upon presentment. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

6.5 No Cash Redemption in Certain Circumstances

Section 6.4 shall not be applicable to Trust Units tendered for redemption by a Unitholder if the total amount payable by the Fund pursuant to Section 6.3 in respect of such Trust Units and all other Trust Units tendered for redemption prior thereto in the same calendar month and in the immediately preceding calendar month exceeds $30,000; provided that the Corporation (on behalf of the Fund and the Trustee) may, in its sole discretion, waive such limitation in respect of any calendar month.

6.6 *In Specie* Redemption

(a) If, pursuant to Section 6.5, Section 6.4 is not applicable to Trust Units surrendered for redemption by a Unitholder, then such Unitholder shall, instead of the Cash Redemption Price per Trust Unit specified in Section 6.3, be entitled to receive a price per Trust Unit (hereinafter called the "***In specie* Redemption Price**") equal to the fair market value of a Trust Unit as determined by the Corporation (on behalf of the Fund and the Trustee), in its discretion, and the *in specie* Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution *in specie* of Fund Property (other than CT Units or Corporation Shares) or Redemption Notes, as determined in the discretion of the Corporation. In the event of distributions of

Redemption Notes, each Redemption Note so distributed to the redeeming Unitholder shall be in the principal amount of $100. No fractional Redemption Notes shall be distributed and where the number of Redemption Notes to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number.

(b) The *in specie* Redemption Price payable in respect of Trust Units tendered for redemption during any month shall, subject to compliance with applicable securities laws and receipt of any necessary regulatory approvals, be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, within 60 days after the end of the calendar month following the calendar month in which the Trust Units were tendered for redemption, of Fund Property determined as aforesaid. In respect of any Fund Property being transferred in payment of the *in specie* Redemption Price, the Fund shall be entitled to all interest paid or accrued and unpaid in respect of such Fund Property (including on any instruments on which interest is accruing), to and including the date of transfer thereof. Payments by the Fund of the *in specie* Redemption Price are conclusively deemed to have been made upon the mailing of the documents evidencing ownership of the property so distributed by registered mail in a postage prepaid envelope addressed to the former Unitholder at its last address appearing on the Registers. Upon such payment, the Fund shall be discharged from all liability to the former Unitholder in respect of the Trust Units so redeemed.

(c) Where the Fund makes a distribution *in specie* of securities of the Commercial Trust or other securities or assets on a redemption of Trust Units pursuant to this Section 6.6, the Corporation (on behalf of the Fund and the Trustee) may, in its sole discretion, designate as payable to the redeeming Unitholders as part of the *in specie* Redemption Price any capital gain or income realized by the Fund as a result of the distribution of such securities to the Unitholder.

(d) Notwithstanding anything to the contrary contained in this Trust Indenture, if the Fund has, pursuant to Section 4.1, granted security on any of its assets, then such assets may be distributed directly or indirectly (including via another entity) in such manner as is considered appropriate by the Corporation (on behalf of the Fund and the Trustee) so as to preserve such security interest while giving redeeming Unitholders directly or indirectly the *pro rata* interest to which they are entitled.

6.7 Cancellation of Certificates for all Redeemed Trust Units

All Unit Certificates representing Trust Units which are redeemed under this Article 6 shall be cancelled and such Trust Units shall no longer be outstanding.

6.8 Retraction of Special Voting Rights

At such time as no Exchangeable Securities (other than Exchangeable Securities owned by the Fund and its affiliates) relating to Special Voting Rights are outstanding, and no shares of stock, debt, options or other securities or agreements which could give rise to the issuance of any such Exchangeable Securities to any person (other than the Fund and its affiliates) exist, the applicable Special Voting Rights shall automatically be redeemed by the Fund and cancelled. Upon any such redemption or other purchase or acquisition of a Special Voting Right by the Fund, such Special Voting Right shall be deemed retired and cancelled and may not be reissued.

6.9 Withholding by the Fund

The Trustee may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 (including any amounts which the Corporation (on behalf of the Fund and the Trustee) directs the Trustee to so deduct or withhold) all amounts required by law to be so withheld.

ARTICLE 7
TRUSTEE

7.1 Number and Term

There shall be one Trustee of the Fund. The Initial Trustee is hereby appointed as the Trustee on the date hereof. The term of office of the Trustee commences from the date on which its election or appointment becomes effective and shall continue until the earlier of the date of the termination of the Fund, the effective date of the Trustee's resignation in accordance with Section 7.4, the effective date of the removal of the Trustee by the Unitholders in accordance with Section 7.4, or the effective date of the removal of the Trustee by the Corporation in accordance with Section 7.4.

7.2 Qualifications of the Trustee

The Trustee shall be a body corporate which shall at all times during which it is the Trustee:

(a) be incorporated under the laws of Canada or of a province thereof;

(b) be resident in Canada for the purposes of the Income Tax Act; and

(c) be authorized and registered under the laws of the Province of Alberta to carry on the business of a trust company.

7.3 Election of the Trustee

The Trustee shall be elected by Ordinary Resolution (other than the appointment of the Initial Trustee as Trustee upon the execution of this Trust Indenture who shall remain the Trustee unless removed in accordance with Section 7.4). The election or appointment of a Trustee (other than the appointment of the Initial Trustee as Trustee upon the execution of this Trust Indenture) shall not become effective unless and until such person has, either before or after such election or appointment, executed and delivered to the Fund an acceptance substantially as follows:

"To: Alter Nrg Income Fund (the "Fund")

And to: Alter Nrg Ltd., as Administrator of the Fund

The undersigned hereby accepts its election or appointment as the Trustee of the Fund and hereby agrees, upon the later of the date of this acceptance and the date of the undersigned's election or appointment as the Trustee of the Fund, to thereby become a party, as the Trustee, to the Trust Indenture made as of April 28, 2006, as amended from time to time, constituting the Fund and to act as Trustee of the Fund pursuant thereto.

Dated:______________________________

____

[Print Name]

____

[Signature]"

Upon the later of a person being elected or appointed as the Trustee hereunder and executing and delivering to the Fund an acceptance substantially as set forth above, such person shall become the Trustee hereunder and shall be deemed to be a party (as the Trustee) to this Trust Indenture, as amended from time to time.

An act of the Trustee is valid notwithstanding an irregularity in the election or appointment of the Trustee or a defect in the qualifications thereof.

7.4 Resignation and Removal of the Trustee

(a) The Trustee may resign its trust hereunder by giving to the Corporation not less than 90 days' prior written notice of such resignation.

(b) The Trustee may be removed at any time with or without cause by Ordinary Resolution passed in favour of the removal of the Trustee. The Trustee may also be removed at any time by the Corporation (on behalf of the Fund) by notice in writing to the Trustee if, at any time:

(i) the Trustee no longer satisfies all the requirements of Section 7.2;

(ii) the Trustee shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, to wind up its affairs;

(iii) all of the assets of the Trustee, or a substantial part thereof, shall become subject to seizure or confiscation; or

(iv) the Trustee shall otherwise become incapable of performing its responsibilities under this Trust Indenture.

(c) Any resignation or removal pursuant to Subsection 7.4(a) or 7.4(b) shall take effect on the earlier of: (i) 90 days after the date notice of such resignation is duly given, such Ordinary Resolution is approved, or such notice of the Corporation is given, as the case may be; and (ii) the date a successor Trustee is appointed or elected and such successor

Trustee has legally and validly assumed all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

(d) If no successor Trustee has been appointed or elected within 60 days of: (i) the Trustee's notice of resignation under Subsection 7.4(a); (ii) the approval of the Ordinary Resolution referred to in Subsection 7.4(b); or (iii) the giving of notice by the Corporation to remove the Trustee under Subsection 7.4(b), as the case may be, any Unitholder, the Trustee (at the expense of the Fund), the Corporation or any other interested person may apply to a court of competent jurisdiction for the appointment of a successor trustee.

(e) Upon the resignation or removal of the Trustee becoming effective, or the Trustee otherwise ceasing to be the Trustee, the Trustee shall:

(i) cease to have rights, privileges, powers and authorities of a Trustee hereunder and be released from the performance of its duties and obligations as Trustee hereunder and any liabilities for ceasing such performance;

(ii) execute and deliver such documents as the Corporation (on behalf of the Fund) shall reasonably require for the conveyance, to a successor Trustee, of any Fund Property held in the Trustee's name, and shall provide for or facilitate the transition of the Fund's activities and affairs to such successor Trustee; and

(iii) account to the Corporation as the Corporation may require for all property, including the Fund Property, which the Trustee held or then holds as Trustee.

(f) Upon the Trustee ceasing to hold office as such hereunder, the Trustee shall cease to be a party (as a Trustee) to this Trust Indenture provided, however, that such Trustee shall continue to be entitled to payment of any amounts owing by the Fund to the Trustee which accrued prior to its vacating of the office of Trustee; and provided further that such Trustee and each of its directors, officers, employees, shareholders and agents shall continue to be entitled to the benefit of any indemnity and limitation of liability provisions which are expressly set out herein and by their terms are for the benefit of the obligations of the Trustee and its directors, officers, employees, shareholders and agents (as the case may be).

(g) The resignation or removal of the Trustee, or the Trustee otherwise ceasing to be the Trustee, shall not affect any obligations or liabilities of the Trustee in respect of or in any way arising under or out of the Trust Indenture which have accrued prior to the taking effect of any such resignation, removal or termination.

7.5 Vacancies

No vacancy of the office of the Trustee shall operate to annul this Trust Indenture or affect the continuity of the Fund.

7.6 Successor and Additional Trustee

The rights of the Trustee, subject to the terms hereof, to control and exclusively administer the Fund (subject to the Indenture Conferred Duties) and to have the title to the Fund Property drawn up in its name and all other rights of the Trustee at law shall vest automatically in any person who may hereafter become the Trustee upon its due election or appointment and qualification, in accordance with the terms

hereof, without any further act and it shall thereupon have all the rights, privileges, powers, authorities, obligations and immunities of the Trustee hereunder. Such rights shall vest in the Trustee whether or not conveyancing or transfer documents have been executed and delivered pursuant to Section 7.4 or otherwise.

7.7 Compensation and Other Remuneration

The Trustee shall be entitled to receive for its services as Trustee:

(a) such reasonable compensation as shall be negotiated between the Trustee and the Corporation on behalf of the Fund;

(b) reimbursement of the Trustee's out-of-pocket expenses reasonably incurred in acting as the Trustee; and

(c) fair and reasonable remuneration for services rendered to the Fund in any other capacity, which services may include services as the Transfer Agent for the Fund or any Trust Units.

The Trustee shall, in respect of amounts payable or reimbursable to the Trustee pursuant to this Section 7.7, Section 8.9 or Section 12.2, have a priority over distributions to Unitholders pursuant to Article 5 or Section 11.6.

ARTICLE 8
TRUSTEE'S POWERS AND DUTIES

8.1 General Powers

The Trustee, subject only to the specific limitations and grant of powers to the Corporation contained in this Trust Indenture, shall have, without further or other action or consent, and free from any power of control on the part of the Unitholders, full, absolute and exclusive power, control and authority over the Fund Property and over the affairs of the Fund to the same extent as if the Trustee were the sole and absolute beneficial owner of the Fund Property in its own right, to do all such acts and things as in its sole judgement and discretion are necessary or incidental to, or desirable for, carrying out the trust created hereunder.

In construing the provisions of this Trust Indenture, presumption shall be in favour of the granted powers and authority to the Trustee. The enumeration of any specific power or authority herein (including pursuant to Section 8.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustee.

To the maximum extent permitted by law, the Trustee shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments which may be made by trustees.

8.2 Specific Powers and Authorities

In addition to any and all other power and authority conferred on the Trustee by this Trust Indenture (including Section 8.1), which the Trustee may have by virtue of any present or future law or which may be authorized by Ordinary or Special Resolution from time to time, and in addition to the grant and delegation of powers and authorities to the Corporation in this Trust Indenture (including

pursuant to Article 13), but subject to Section 8.7 and any other express limitations contained in this Trust Indenture, the Trustee without any action or consent by the Unitholders shall have and may exercise at any time and from time to time the following powers and authorities which may be exercised by it or delegated by it, as herein provided, in its sole judgement and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(b) to borrow money upon the credit of the Fund and the Fund Property;

(c) to temporarily hold cash and other short term investments in connection with and for the purposes of the Fund's activities, including as provided in Article 4;

(d) to pay administration and trust expenses;

(e) to pay any amounts required in connection with the redemption of Trust Units;

(f) to pay distributions to Unitholders and payments to other securityholders of the Fund;

(g) without limit as to amount, issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Fund or its affiliates and associates or for other expenses incurred in connection with the Fund and to enter into hedging arrangements with respect thereto and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to the Fund or in the Fund Property or engage in any other means of financing the Fund;

(h) to give a guarantee on behalf of the Fund to secure performance of an obligation of another person;

(i) to mortgage, hypothecate, pledge or otherwise create a security interest in all or any movable or personal, immovable or real or other property of the Fund, owned or subsequently acquired, to secure any obligation of the Fund;

(j) to obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Fund and the performance of obligations in favour of the Fund, and to exercise all of the rights of the Fund, and to perform all of the obligations of the Fund, under such security;

(k) to renew or extend or participate in the renewal or extension of any security, upon such terms as may be deemed advisable, and to agree to a reduction in the rate of interest on any security or to any other modification or change in the terms of any security or of any guarantee pertaining thereto, in any manner and to any extent that it may deem advisable; and to waive any default whether in performance of any covenant or condition of any security, or in the performance of any guarantee or to enforce the rights in respect of any such default in such manner and to such extent that it may deem advisable;

(l) to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor and in connection therewith to revive the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(m) to collect, sue for and receive all sums of money or other property or items that are believed due to the Fund;

(n) to obtain or render services for or on behalf of the Fund necessary or useful to carry out the purposes of the Fund;

(o) to obtain, prepare, compose, design, print, publish, issue and distribute marketing and public relations materials in connection with the Fund;

(p) to establish places of business of the Fund;

(q) to manage the Fund Property;

(r) to invest, hold shares, trust units, beneficial interests, partnership interests, joint venture interests or other interests in any person necessary or useful to carry out the purpose of the Fund;

(s) to cause legal title to any of the Fund Property to be held in the name of the Trustee or, to the extent permitted by applicable law, in the name of the Fund or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Fund or the Trustee is interested therein, provided that should legal title to any of the assets of the Fund be held by and/or in the name of any person other than the Trustee or the Fund, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Fund;

(t) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements of the Fund;

(u) to determine, among other things, the amount of Distributable Cash Flow, Income of the Fund, Net Realized Capital Gains, Redemption Income and Redemption Gains for the purposes of distributions hereunder and to arrange for distributions to Unitholders pursuant to Article 5;

(v) to determine conclusively the value of any or all of the Fund Property from time to time and, in determining such value, to consider such information and advice as the Trustee in its sole judgment, may deem material and reliable;

(w) to possess and exercise all the rights, powers and privileges pertaining to the ownership of securities and any Notes owned by the Fund to the same extent that an individual might, unless otherwise limited herein (including pursuant to Section 8.7) and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons with respect to voting securities and any

Notes held by the Fund, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(x) to pay, out of the Fund Property, all reasonable fees, costs and expenses incurred, from time to time, in the administration of the Fund, including those in connection with the Initial Offering and subsequent Offerings, and including: (i) the Underwriting Fees; (ii) any amounts in respect of Eligible Investments and Subsequent Investments; and (iii) Issue Expenses;

(y) where reasonably required, to engage or employ on behalf of the Fund any persons as administrators, agents, advisors, representatives, employees, independent contractors or subcontractors (including the Corporation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(z) to the extent not prohibited by law, to delegate any of the powers and duties of the Trustee to any one or more agents, representatives, employees, independent contractors, subcontractors or other persons without liability to the Trustee (including to the Corporation pursuant to this Trust Indenture), except as provided in this Trust Indenture;

(aa) to appear and respond to all orders issued by a court, arbitral body or administrative authority or claims made by another person, to make all affidavits, sworn declarations and solemn affirmations with respect to such matters, to put in default, sue for and receive all sums of money or obligations due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Fund, the Fund Property or the Fund's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(bb) to arrange for insurance contracts and policies insuring the Fund, the Fund Property, the Trustee and/or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund or by the Trustee or Unitholders or otherwise, and to perform all of the obligations of the Fund under such insurance policies and contracts;

(cc) to form any subsidiary for the purpose of making any Subsequent Investment and entering into or amending any unanimous shareholder agreement, management agreement or other agreement on such terms as may be approved by the Corporation (on behalf of the Fund and the Trustee);

(dd) to vote Subsequent Investments held by the Fund which carry voting rights in such manner as may be approved by the Corporation (on behalf of the Fund and the Trustee);

(ee) to do all such things and take all such action, and to negotiate, make, execute, acknowledge and deliver any and all deeds, instruments, contracts, waivers, releases or other documents, necessary or useful for the exercise or accomplishment of: (i) any of the powers herein granted to the Trustee; (ii) the purposes of the Fund as set forth in Section 4.1; and (iii) all of the rights and obligations of the Trustee hereunder; including the

negotiation and execution of agreements in connection with the administration of the Fund; and

(ff) to do all such other acts and things as are necessary, useful, incidental or ancillary to the foregoing and to exercise all powers and authorities which are necessary, useful, incidental or ancillary to carry on the affairs of the Fund, to promote the purpose for which the Fund is formed and to carry out the provisions of this Trust Indenture.

8.3 Further Powers of the Trustee

The Trustee shall have the power to prescribe any form of document or other instrument provided for or contemplated by this Trust Indenture and the Trustee may make, adopt, amend, or repeal regulations containing provisions relating to the conduct of the affairs of the Fund not inconsistent with law or with this Trust Indenture (the "**Trustee's Regulations**"). The Trustee shall also be entitled to make any reasonable decisions, designations or determinations not contrary to this Trust Indenture which it may determine are necessary or desirable in interpreting, applying or administering this Trust Indenture or in administering, managing or operating the Fund. Any Trustee's Regulations, decisions, designations or determinations made pursuant to this Section 8.3 shall be conclusive and binding upon all persons affected thereby. The Trustee shall also have such additional powers as may be approved by the Unitholders by Ordinary Resolution.

8.4 Standard of Care

The standard of care required of the Trustee in exercising its powers and carrying out its functions under this Trust Indenture shall be that it exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith with a view to the best interests of the Fund and the Unitholders and that in connection therewith it exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee in its capacity as trustee shall not be required to devote its entire time to the affairs of the Fund.

For greater certainty, to the extent that the performance of certain duties and activities has been granted or allocated to the Corporation in this Trust Indenture, or that the Trustee has delegated the performance of certain duties and activities to the Corporation in accordance with Article 13, the Trustee shall be deemed to have satisfied the aforesaid standard of care.

8.5 Reliance Upon the Trustee

Any person dealing with the Fund in respect of any matters pertaining to the Fund, the Fund Property or securities of the Fund shall be entitled to rely on a certificate or statutory declaration (including a certificate or statutory declaration as to the passing of a resolution of the Trustee) executed by the Trustee or the Corporation or, without limitation, such other person as may be authorized by the Trustee as to the capacity, power and authority of the Trustee, the Corporation or any other person to act for and on behalf and in the name of the Fund. No person dealing with the Trustee shall be bound to see to the application of any monies or property passing into the hands or control of the Trustee. The receipt by or on behalf of the Trustee of monies or other consideration shall constitute receipt by the Fund and be binding thereon.

8.6 Determinations of the Trustee Binding

All determinations of the Trustee which are made in good faith with respect to any matters relating to the Fund, including whether any particular investment or disposition meets the requirements of this Trust Indenture, shall be final and conclusive and shall be binding upon the Fund and all Unitholders (and, where the Unitholder is a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan or registered pension fund or plan as defined in the Income Tax Act, or such other fund or plan registered under the Income Tax Act, upon past, present or future fund or plan beneficiaries and fund or plan holders), and Trust Units shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

8.7 Restrictions on the Trustee's and Corporation's Powers and their Exercise

Notwithstanding any provisions hereof, and in addition to any other provisions set forth herein requiring the approval of Unitholders in respect to certain matters, or as a condition precedent to taking certain actions, it is agreed that:

(a) neither the Trustee nor the Corporation shall, without the approval of the Unitholders by Ordinary Resolution, take any of the following actions:

(i) vote the Corporation Shares to appoint, remove or replace the Directors; or

(ii) except to fill a vacancy in the office of Auditors in accordance with Section 16.16, appoint or change the Auditors; and

(b) neither the Trustee nor the Corporation shall, without the approval of the Unitholders by Special Resolution, take any of the following actions:

(i) amend this Trust Indenture except as permitted in Article 9;

(ii) sell, lease or exchange or agree to sell, lease or exchange, all or substantially all of the property and assets of the Fund, other than: (A) in the ordinary course of business; (B) pursuant to *in specie* redemptions permitted hereunder; (C) in order to acquire the CT Units and Corporation Shares in connection with pursuing the purposes of the Fund; (D) in conjunction with an internal reorganization of the direct or indirect assets of the Fund as a result of which the Fund has the same interest, whether direct or indirect, in the property and assets as the interest, whether direct or indirect, that it had prior to the reorganization; or (E) pursuant to a pledge in accordance with Subsection 8.2(g);

(iii) except as may be expressly permitted by such agreements, vote the CT Units or Corporation Shares, or cause or permit the Adminco Shares or the Alter LP Units to be voted, each as applicable, in respect of any material amendment to: (A) the CT Trust Indenture; or (B) the limited partnership agreement pursuant to which Alter LP will be formed, in each case in a manner that, in the sole discretion of the Corporation, is prejudicial to the Fund and the Unitholders;

(iv) authorize the termination, liquidation or winding up of the Fund, other than in the circumstances set forth in Section 11.1; or

(v) authorize the combination, merger or similar transaction between the Fund and any other person that is not an affiliate or associate of the Fund, except in connection with an internal reorganization of the Fund and its affiliates (but for greater certainty, a take-over bid by or on behalf of the Fund, an acquisition by or on behalf of the Fund by way of plan of arrangement or the acquisition by the Fund of all or substantially all of the assets of another person shall not be subject to the approval of the Unitholders),

and the Trustee (or the Corporation on behalf of the Trustee) shall seek such approval in connection with any such matter or proposed matter.

8.8 Banking

Subject to Subsection 4.3(b), the banking activities of the Fund, or any part thereof, shall be transacted with such bank, trust company, or other firm or corporation carrying on a banking business as the Trustee or the Corporation may designate, appoint or authorize from time to time and all such banking activities, or any part thereof, shall be transacted on behalf of the Fund by the Trustee, the Corporation or such other persons as the Trustee may designate, appoint or authorize from time to time, including the following activities:

(a) the operation of the accounts of the Fund;

(b) the making, signing, drawing, accepting, endorsing, negotiation, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money;

(c) the giving of receipts for orders relating to any property of the Fund;

(d) the execution of any agreement or instrument relating to any property of the Fund; and

(e) the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto, and the authorizing of any officer of such banker to do any act or thing on the Fund's behalf to facilitate such banking activities.

8.9 Fees and Expenses

As part of the expenses of the Fund, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Fund and in connection with the discharge of any of the Trustee's duties herein, including fees, costs and expenses of auditors, accountants, lawyers, appraisers and other professional advisors employed by or on behalf of the Fund and the cost of reporting to and giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustee on behalf of the Fund shall be payable out of the Fund Property.

8.10 Payments to Unitholders

Except as may be otherwise provided herein, any cash payment required under the terms of this Trust Indenture to be made to a Unitholder shall be paid in Canadian dollars, unless otherwise determined by the Trustee or the Corporation, with such payment to be by cheque, bank draft or wire transfer to the order of the registered Unitholder and may be mailed by ordinary mail to the last address appearing on the books of the Fund in respect of such Unitholder but may also be paid in such other manner as such Unitholder has designated to the Trustee or the Corporation and the Trustee or the Corporation, as

applicable in the circumstances, has accepted. In the case of joint registered Unitholders, any cash payment required hereunder to be made to a Unitholder shall be deemed to be required to be made to such Unitholders jointly and shall be paid by cheque, bank draft or wire transfer but may also be paid in such other manner as the joint registered Unitholders or any one of the joint registered Unitholders has designated to the Trustee or the Corporation and that the Trustee or the Corporation, as applicable in the circumstances, has accepted. For greater certainty, a Unitholder or any one of the joint Unitholders may designate and the Trustee or the Corporation, as applicable in the circumstances, may accept that any payment required to be made hereunder shall be made by deposit to an account of such Unitholder or to a joint account of such Unitholder and any other person or in the case of joint registered Unitholders to an account of joint registered Unitholders or to an account of any one of the joint registered Unitholders. A cheque, bank draft or wire transfer shall, unless the joint registered Unitholders otherwise direct, be made payable to the order of all of the said joint registered Unitholders, and if more than one address appears on the books of the Fund in respect of such joint unitholding, the cheque or bank draft or payment in other acceptable manner as aforesaid may be sent to the address of any one of the joint registered Unitholders whose name and address appears on the books of the Fund. All payments made in the aforesaid manner shall satisfy and be a valid and binding discharge of all liability of the Trustee or the Fund for the amount so required to be paid unless the cheque, bank draft or wire transfer is not paid at par on presentation at Calgary, Alberta, or at any other place where it is by its terms payable. In the event of non-receipt of any such cheque or bank draft by the person to whom it was mailed, the Trustee or the Corporation, as applicable, on proof of the non-receipt and upon satisfactory indemnity being given to it and to the Fund, shall issue to the person a replacement cheque or bank draft for a like amount.

The receipt, by the registered Unitholder, of any payment not mailed or paid in accordance with this Section 8.10 shall nonetheless be a valid and binding discharge to the Fund and to the Trustee for any payment made in respect of the registered Trust Units, and if several persons are registered as joint registered Unitholders or, in consequence of the death, bankruptcy or incapacity of a Unitholder, one or several persons are entitled so to be registered in accordance with Sections 15.9 and 15.10, respectively, receipt of payment by any one of them shall be a valid and binding discharge to the Fund and to the Trustee for any such payment.

8.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

In addition to performing those matters described in Section 4.4, if the Corporation (on behalf of the Fund and the Trustee) determines that: (i) the Fund has ceased to be a "unit trust" and a "mutual fund trust", each for the purposes of the Income Tax Act; or (ii) the Trust Units have ceased to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (all within the meaning of the Income Tax Act) or any of such plans or funds (a "**Registered Plan**"), then the Corporation shall so advise the Trustee and shall give notice to Unitholders at their latest address as shown on the register of Unitholders that the Fund has ceased to be a "unit trust" and a "mutual fund trust" or that the Trust Units have ceased to be qualified investments for such Registered Plans, as the case may be. Neither the Trustee nor the Corporation shall be liable to the Fund, and neither the Trustee, the Corporation nor the Fund shall be liable to any Unitholder for any costs, expenses, charges, penalties or taxes incurred by a Unitholder or, where the Unitholder is a Registered Plan, an annuitant, subscriber or beneficiary thereunder, as a result of or by virtue of a Trust Unit not being a "unit trust" and a "mutual fund trust" or a qualified investment for any such Registered Plan, as the case may be, including where incurred by reason of a failure or omission by the Corporation to have given the notice provided for herein.

ARTICLE 9
AMENDMENTS TO THE TRUST INDENTURE

9.1 Amendment

The provisions of this Trust Indenture may only be amended by Special Resolution except where specifically otherwise provided herein, including pursuant to Sections 9.2 and 9.3.

9.2 Amendment without Approval

The provisions of this Trust Indenture may be amended by the Trustee at any time and from time to time, without the consent, approval or ratification of the Unitholders or any other person:

(a) prior to Closing, for any purpose by agreement between the Trustee and the Corporation; or

(b) at any time for the purpose of:

(i) ensuring continuing compliance, by the Fund, with applicable laws, regulations, requirements or policies of any Governmental Authority having jurisdiction over the Trustee or the Fund;

(ii) providing, in the *bona fide* opinion of the Trustee, additional protection for the Unitholders or to preserve or clarify the provision of desirable tax treatment to Unitholders;

(iii) making minor corrections, or removing or curing any conflicts or inconsistencies between the provisions of this Trust Indenture or any supplemental indenture and any other agreement of the Fund or any applicable law or regulation of any jurisdiction or any Offering document with respect to the Fund, provided that, in the opinion of the Trustee in each case, the rights of the Unitholders are not materially prejudiced thereby;

(iv) making amendments which, in the opinion of the Trustee, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or in their interpretation or administration;

(v) making amendments hereto provided that, in the opinion of the Trustee, the rights of the Trustee and of the Unitholders are not materially prejudiced thereby;

(vi) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; or

(vii) changing the *situs* of the Fund or the laws governing the Fund which, in the opinion of the Trustee, are necessary or desirable in order to provide Unitholders with the benefit of any legislation limiting their liability.

Notwithstanding anything contained herein or in any other agreement, and without in any way limiting the authority of the Corporation herein provided for, the discretion of the Trustee to be exercised

in Subsections 9.2(b)(ii) to 9.2(b)(vii) inclusive, shall be exercised by the Corporation, and any determination as to the necessity for an amendment to this Indenture for the purposes set forth in Subsection 9.2(b)(i) shall be made by the Corporation.

9.3 Further Restrictions on Amendments

Notwithstanding anything herein contained, no amendment shall be made to this Trust Indenture:

(a) to modify the voting rights attributable to Trust Units as set out in Section 3.1 or reduce the fractional undivided beneficial interest in the Fund Property represented by any Trust Unit without the consent of the holder of such Unit; and

(b) to amend this Section 9.3, unless the consent of the holders of all of the Trust Units then outstanding is obtained.

9.4 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to Section 9.2, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

9.5 Further Acts Regarding Amendment

When a vote of the Unitholders approves an amendment to this Trust Indenture or an amendment is approved pursuant to Section 9.2, then the Trustee and the Corporation (as applicable) shall sign such documents as may be necessary to effect such amendment, including executing an amended and restated version of this Trust Indenture that includes all amendments to this Trust Indenture in effect at the applicable time.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Annual Meeting

There shall be an annual meeting of the Unitholders immediately prior to each annual meeting of holders of CT Units and Corporation Shares, for the purpose of:

(a) directing and instructing the Trustee as to the manner in which the Trustee shall vote the Corporation Shares and the CT Units held by the Fund in respect of: (i) the election of the Directors who are to be elected at the annual meeting of the holders of Corporation Shares, which is to immediately follow the meeting of Unitholders; and (ii) any other relevant matters described in Subsections 8.7(a) or 8.7(b) which may be properly brought before such annual meeting of holders of Corporation Shares and CT Units;

(b) appointing the auditors of the Fund for the ensuing year; and

(c) transacting such other business as the Trustee or the Corporation (on behalf of the Fund and the Trustee) may determine or as may properly be brought before the meeting.

The annual meeting of Unitholders shall be held after delivery to the Unitholders of the annual financial statements referred to in Subsection 16.8(a) and, in any event, within 180 days after the end of each fiscal year of the Fund.

10.2 Other Meetings

(a) *Called by the Trustee*: The Trustee shall have the power, at any time and for any purpose, to call special meetings of the Unitholders at such time and place as the Trustee may determine or the Corporation may request (and, for greater certainty, the Trustee shall call a special meeting of Unitholders upon request of the Corporation).

(b) *Requisition by Unitholders and Special Rights Holders*: Unitholders and Special Rights Holders, if any, holding in the aggregate not less than ten percent of the aggregate votes attached to outstanding Trust Units and Special Voting Rights, if any, may requisition the Trustee to call a special meeting of the Unitholders for the purposes stated in the requisition. The requisition shall be in writing and shall state in reasonable detail the business to be transacted at the meeting and shall be sent to the Trustee at the Trustee's principal place of business in Alberta. Upon receiving the requisition, the Trustee shall call a meeting of Unitholders to transact the business referred to in the requisition, unless:

(i) a record date for a meeting of the Unitholders has been fixed and notice thereof has been given to each stock exchange in Canada on which the Trust Units are listed for trading;

(ii) the Trustee has called a meeting of the Unitholders and has given notice thereof pursuant to Section 10.3; or

(iii) in connection with the business as stated in the requisition:

(A) it clearly appears that a matter covered by the requisition is submitted by the Unitholder or the Special Rights Holder, as the case may be, primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Fund, the Trustee, the Unitholders or any affiliate of any of the foregoing, or primarily for the purpose of promoting general economic, political, religious, social or similar causes or primarily for a purpose that does not relate in a significant way to the business or affairs of the Fund;

(B) the Fund, at the Unitholder's or Special Rights Holder's request, had previously included a matter substantially the same as a matter covered by the requisition in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the Unitholder or the Special Rights Holder failed to present the matter, in person or by proxy, at the meeting;

(C) substantially the same matter covered by the requisition was submitted to Unitholders in an information circular relating to a meeting of Unitholders held within 30 months preceding the receipt of such requisition and the matter covered by the requisition was defeated; or

(D) the Trustee reasonably believes that the rights conferred by this Section 10.2 are being abused to secure publicity.

(c) *Requisition by Directors*: While the Fund holds, directly or indirectly, any Corporation Shares, the Trustee shall call a special meeting of Unitholders upon receipt of a

requisition from the Directors for the purposes set forth in such requisition, including seeking the required approvals from the Unitholders to vote the Corporation Shares and CT Units held by the Fund in respect of the matters set forth in Subsections 8.7(a) and 8.7(b).

(d) *Failure to Call Meeting*: If the Trustee does not, within 21 days after receiving the requisition, call a meeting (except where the grounds for not calling the meeting are one or more of those set forth in Subsection 10.2(b)), any Unitholder or Special Rights Holder who signed the requisition or the Directors, as the case may be, may call the meeting in accordance with the provisions of Article 10, *mutatis mutandis*.

10.3 Notice of Meeting of Unitholders

Notice of all meetings of the Unitholders shall be mailed or delivered by the Trustee to each Unitholder and Special Rights Holder at the address for such Unitholder and Special Rights Holder appearing in the Register, to the Trustee, to the Corporation and to the Auditors not less than 21 nor more than 50 days before the meeting (or within such other time periods as required or permitted by applicable securities laws). The attendance of a Unitholder or Special Rights Holder at a meeting shall constitute a waiver of notice, or defect therein, with respect to such meeting except where a Unitholder or Special Rights Holder attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting has not been lawfully called or convened. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder or Special Rights Holder to form a reasoned judgement thereon, together with the text of any special resolution in substantially the final form proposed to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by the Unitholders and Special Rights Holders shall not invalidate any resolution passed at any such meeting.

10.4 Quorum; Chairman

A quorum for any meeting of Unitholders shall be two individuals present in person and being Unitholders or Special Rights Holders or representing, by proxy, Unitholders or Special Rights Holders, and who hold in the aggregate not less than 5% of the total number of votes attached to outstanding Trust Units and Special Voting Rights, in the aggregate. For the purpose of determining such quorum, the holders of any issued Special Voting Rights who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Rights. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders and/or Special Rights Holders, shall be terminated and, if otherwise called, shall stand adjourned to a day not less than 14 days later and to such place and time as may be determined by the chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders and Special Rights Holders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. The Chairman of the Directors, or such other individual as may be appointed by the Trustee on the advice of the Corporation, shall be the chairman of any meeting of the Unitholders and Special Rights Holders.

10.5 Voting

Holders of Trust Units and Special Voting Rights may attend and vote at all meetings of the Unitholders either in person or by proxy. Each Trust Unit shall entitle the holder thereof to the number of votes set out in Section 3.1 and each Special Voting Right shall entitle the holder thereof to such number of votes as may be prescribed by the Corporation (on behalf of the Fund and the Trustee) when authorizing the issuance of such Special Voting Right. Any action to be taken by the Unitholders shall, except as otherwise required by this Trust Indenture or by law, be authorized when approved by an Ordinary Resolution. The chairman of any meeting of Unitholders shall not have a second or casting vote.

10.6 Record Dates

For the purpose of determining the Unitholders and Special Rights Holders who are entitled to receive notice of and vote at any meeting or any adjournment thereof, or who are entitled to receive any distribution, or for the purpose of any other action, the Trustee may from time to time, without notice to Unitholders and Special Rights Holders, close the transfer books for such period, not exceeding 30 days, as the Trustee may determine. Alternatively, with or without closing the transfer books, the Trustee may fix a date not more than 60 days prior to the date of any meeting of the Unitholders or any distribution or any other action to be taken by the Fund, as a record date for the determination of Unitholders and Special Rights Holders entitled to receive notice of and to vote at such meeting or any adjournment thereof or to receive such distribution or to be treated as Unitholders and Special Rights Holders of record for purposes of such other action, as the case may be. Any person who was a Unitholder or Special Rights Holder at the record date so fixed shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, or to receive such distribution, or to be treated as a Unitholder or Special Rights Holder, as the case may be, of record for purposes of such other action, even though he has since that date disposed of his Trust Units or Special Voting Rights, as the case may be, and no person who becomes a Unitholder or Special Rights Holder, as the case may be, after that date shall be entitled to receive notice of and vote at such meeting or any adjournment thereof, or to receive such distribution, or to be treated as a Unitholder or a Special Rights Holder, as the case may be, of record for purposes of such other action.

10.7 Proxies

Whenever the vote or consent of Unitholders is required or permitted under this Trust Indenture, such vote or consent may be given either directly by the Unitholder or the Special Rights Holder, as the case may be, or by a proxy in such form as is acceptable to the Trustee acting reasonably. A proxy holder need not be a Unitholder or a Special Rights Holder. The Trustee may solicit such proxies from the Unitholders, the Special Rights Holders, if any, or any of them in respect of any matter requiring or permitting the Unitholders' and Special Rights Holder's vote, approval or consent in such manner as may be required or permitted by applicable law.

Subject to applicable laws, the Trustee may adopt, amend or repeal such rules relating to proxies, including pertaining to the appointment of proxy holders and the solicitation, execution, validity, revocation and deposit of proxies, as it in its discretion from time to time determines and such rules may be contained in the Trustee's Regulations.

10.8 Resolution in Lieu of Meeting

A resolution signed in writing by Unitholders and Special Rights Holders holding a proportion of all the outstanding votes attributable to all issued and outstanding Trust Units and Special Voting Rights, where such proportion is equal to or greater than the proportion of votes required to be voted in favour of

such resolution at a meeting of Unitholders to approve that resolution, is as valid as if it had been passed at a meeting of Unitholders duly called and convened.

10.9 Materials Sent to Unitholders

At any time that the Fund, directly or indirectly, holds more than 50% of the issued and outstanding Corporation Shares, the Trustee shall include in the materials sent to Unitholders and Special Rights Holders in respect of meetings thereof all materials requested to be sent to Unitholders and Special Rights Holders, if any, by the Directors, acting reasonably.

10.10 Meetings of Holders of CT Units and Corporation Shares

Meetings of Unitholders may be held immediately prior to, after or simultaneously with meetings of the holders of CT Units and Corporation Shares; provided, however, that the annual meeting of Unitholders shall be held immediately prior to that of the holders of CT Units and Corporation Shares.

10.11 Resolutions Binding the Trustee

Unitholders shall be entitled to pass resolutions that will bind the Trustee only with respect to the following matters:

(a) the appointment or removal of the Trustee or the Directors;

(b) the appointment or removal of Auditors as provided in Sections 16.13 and 16.15;

(c) amendments of this Trust Indenture as provided in Article 9;

(d) the termination of the Fund as provided in Section 11.2; and

(e) any other matter referred to in Subsections 8.7(a) or 8.7(b).

Except with respect to the above matters set out in this Section 10.11, no action taken by the Unitholders or any resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Ordinary Resolution, unless the contrary is otherwise expressly provided under any specific provision of this Trust Indenture.

ARTICLE 11
TERMINATION

11.1 Term of the Fund

The term of the Fund shall commence on the date hereof and shall continue in full force and effect for a period which shall end twenty one years after the date of death of the last surviving descendant of Her Majesty, Queen Elizabeth II, who is alive on the date hereof. The Trustee shall have throughout such term all the powers and discretion, expressed and implied, as conferred upon it by law and by this Trust Indenture.

11.2 Termination with the Approval of Unitholders

The Fund shall be terminated if the Unitholders pass a Special Resolution, authorizing such termination, at a meeting of Unitholders duly called for the purpose of considering the wind-up or termination of the Fund. Following the passage of such Special Resolution and subject to any exercise of the rights of the Trustee under Section 12.5, the Trustee shall commence to wind-up the affairs of the Fund. Such Special Resolution may contain such directions to the Trustee as the Unitholders determine, including a direction to distribute securities, Notes or any other Fund Property, or any of them, *in specie*. The Fund shall terminate when all of the assets of the Fund have been sold, all known and other outstanding debts, liabilities and obligations of the Fund have been paid, retired, discharged or provided for and the amounts referred to in Section 11.6 have been distributed or paid into court as provided in this Article 11. In no event shall the winding-up of the affairs of the Fund exceed ten years.

11.3 Procedure Upon Termination

Forthwith upon being required to commence to wind-up the affairs of the Fund, the Trustee shall give notice of such wind-up or termination to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the Registers of Trust Units of the Fund shall be closed.

11.4 Powers of the Trustee Upon Termination

After the date on which the Trustee is required to commence to wind-up the affairs of the Fund, the Trustee shall carry on no activities on behalf of the Fund except for the purpose of winding-up or terminating (as the case may be) the affairs of the Fund as hereinafter provided and, for this purpose, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Trust Indenture.

11.5 Sale of Investments

After the date referred to in Section 11.4, the Trustee shall proceed to wind-up the affairs of the Fund as soon as may be reasonably practicable and for such purpose shall, subject to any direction to the contrary in respect of a wind-up authorized under Section 11.2, sell and convert into money the Fund Property and do all other acts appropriate to liquidate the Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 11.2). If the Trustee is unable to sell all or any of the Fund Property or other assets which comprise part of the Fund by the date set for wind-up or termination, the Trustee may distribute undivided interests in the remaining Fund Property or other assets directly to the Unitholders on a *pro rata* basis in accordance with their respective interest in the Fund as determined by the number of Trust Units held by each such respective Unitholder.

11.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund (including all liabilities to the Trustee hereunder) and providing for an indemnity or establishing a reserve amount against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Fund Property *pro rata* among the Unitholders in accordance with their respective interest in the Fund as determined by the number of Trust Units held by each such respective Unitholder, net of all amounts required by law to be deducted or withheld.

11.7 Further Notice to Unitholders

In the event that less than all of the Unitholders have surrendered their Trust Units for cancellation within six months after the time specified in the notice referred to in Section 11.3, the Trustee shall give further notice to the remaining Unitholders to surrender their Trust Units for cancellation and if, within one year after the further notice, all the Trust Units shall not have been surrendered for cancellation, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their *pro rata* share of the remaining Fund Property, and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

11.8 Responsibility of the Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Fund Property after the date referred to in Section 11.4 and, after such sale, the sole obligation of the Trustee under this Trust Indenture shall be to collect, distribute and hold such proceeds in trust for distribution under this Article 11.

ARTICLE 12
LIABILITY OF TRUSTEE, CORPORATION AND UNITHOLDERS AND OTHER MATTERS

12.1 General Limitation of Liability and Indemnification

(a) The Trustee, the Corporation and the directors, officers, employees, consultants and agents of the Fund, the Trustee and the Corporation, as the case may be, in incurring any debts, liabilities or obligations, or taking or omitting any other actions for or in connection with the affairs of the Fund are, and shall be conclusively deemed to be, acting for and on behalf of the Fund, and not in their own personal capacities.

(b) All reasonable efforts shall be made to ensure that every contract entered into by or on behalf of the Fund, whether by the Trustee, the Corporation or otherwise, shall (except as the Trustee may otherwise expressly agree in writing with respect to personal liability of the Trustee) include a provision substantially to the following effect:

> "The parties hereto acknowledge that the [Trustee/Corporation] is entering into this agreement solely in its capacity as [Trustee/administrator] on behalf of the Fund and the obligations of the Fund hereunder shall not be personally binding upon the [Trustee/the Corporation] or any Unitholder of the Fund or any annuitant under a plan of which a Unitholder is a trustee or carrier (an "annuitant") and that any recourse against the Fund, [the Trustee/the Corporation] or any Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Fund Property as defined in the Trust Indenture dated as of April 28, 2006, as the same may be amended."

The rights conferred by any such provision shall be held in trust and enforced by the Trustee or the Corporation, as applicable, for the benefit of the Trustee, the Corporation, Unitholders and annuitants. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustee, the Corporation or any Unitholder or annuitant.

(c) The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or annuitant for:

(i) any action taken in good faith in reliance on any documents that are, *prima facie*, properly executed;

(ii) any depreciation of, or loss to, the Fund incurred by reason of the retention or sale of any property;

(iii) any inaccuracy or omission in any evaluation provided by the Corporation or any other appropriately qualified person or for relying on any such evaluation; or

(iv) any action or failure to act of the Corporation, including anything done or permitted to be done pursuant to, or any error or omission relating to, the Indenture Conferred Duties or any material contracts of the Fund, or the act of agreeing to the conferring upon, granting, allocating and delegating the Indenture Conferred Duties to the Corporation in accordance with the terms of this Indenture.

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or annuitant for any other action or failure to act (including the failure to compel in any way any former trustee to redress any breach of trust), unless such liabilities arise principally and directly from a breach of the Trustee's standard of care as set out in Section 8.4 or the Trustee's or such director's, officer's, employee's, shareholder's or agent's gross negligence, wilful default or fraud (provided, for greater certainty, that for purposes of this provision neither the Corporation nor any sub-delegate thereof shall be considered an agent of the Trustee).

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or annuitant in acting or failing to act, in good faith, in relation to any matter arising from or relating to this Trust Indenture or any material contract where such action or failure to act is based upon the opinion or advice of or information obtained from any Expert, provided that the Trustee has satisfied its standard of care in Section 8.4 in selecting such Expert.

12.2 Indemnification of Trustee

The Fund (to the extent of the assets of the Fund) is liable to, and shall indemnify and save harmless the Trustee, its directors, officers, employees, shareholders and agents, and all of their successors and assigns in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any claim, action, suit or proceeding (including all reasonable defense costs) that is proposed or commenced against the Trustee or any of its directors, officers, employees, shareholders and agents, as the case may be, for or in respect of anything done or

permitted to be done in respect of the Fund or any error or omission in respect of: (i) any matter relating to the Fund and the execution of all duties, responsibilities, powers, authorities and discretion pertaining thereto; and (ii) the Corporation providing or omitting to provide services to the Fund or otherwise performing its obligations as delegated to it or otherwise contemplated hereunder;

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes or other tax matters and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Fund (excluding, however, any and all taxes on any income of the Trustee); and

(c) any loss, expense, claim, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of indemnified parties to third parties in respect of bodily injuries, property damage, damage to or impairment of the environment) incurred as a result of the administration of the trust created hereby, or the exercise by the Trustee of any of the rights under this Trust Indenture including, without limitation, those which result from or relate, directly or indirectly, to:

(i) the presence or release or threatened presence or release of any contaminants, by any means or for any reason, on or in respect of any property which the Fund or any affiliate thereof has an interest in or is responsible for, whether or not such presence or release or threatened presence or release of the contaminants was under the control, care or management of the Fund, the Trustee (in its capacity as trustee of the Fund), the Commercial Trust, Alter LP, the Corporation or any affiliate thereof or of a previous owner or operator of any property which the Fund or any affiliate thereof has an interest in or is responsible for;

(ii) any contaminant present on or released from any property adjacent to or in the proximate area of any property which the Fund, the Commercial Trust, Alter LP, the Corporation or any affiliate thereof has an interest in or is responsible for;

(iii) the breach or alleged breach of any federal, provincial or municipal environmental law, regulation, by-law, order, rule or permit by the Fund, the Trustee (in its capacity as trustee of the Fund), the Commercial Trust, Alter LP, the Corporation or any affiliate thereof or of a previous owner or operator of any property which the Fund, the Commercial Trust, Alter LP, the Corporation or any affiliate thereof has an interest in or is responsible for; or

(iv) any misrepresentation or omission of a known fact or condition made by the Corporation relating to any property which the Fund, the Commercial Trust, Alter LP, the Corporation or any affiliate thereof has an interest in or is responsible for.

unless any of the foregoing (other than a liability, loss, claim, charge or expense for which the Trustee and its directors, officers, employees, shareholders and agents have no liability because of the application of Subsections 12.1(c)(i) to 12.1(c)(iv) inclusive) arises principally and directly from a breach of the Trustee's standard care as set out in Section 8.4 or the Trustee's or such director's, officer's, employee's, shareholder's or agent's gross negligence, wilful default or fraud, in which case the provisions of this Section 12.2 shall not apply (provided, for greater certainty, that for purposes of this provision neither the

Corporation nor any sub-delegate thereof shall be considered an agent of the Trustee). These indemnities shall survive the termination of the Fund and the resignation or removal of the Trustee.

For the purpose of this Section 12.2, "**liability**" shall include: (i) liability of an indemnified party for costs and expenses of abatement and remediation of spills and releases of contaminants; (ii) liability of an indemnified party to a third party to reimburse the third party for bodily injuries, property damage and other injuries or damages which the third party suffers, including (to the extent, if any, that the indemnified party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party; and (iii) liability of the indemnified party for damage to or impairment of the environment.

12.3 Execution of Instruments and Apparent Authority

(a) Any instrument executed in the name of the Fund or on behalf of the Fund by the Corporation shall constitute and shall be deemed to constitute a valid obligation of the Fund enforceable in accordance with its terms as if executed by the Trustee.

(b) No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any enquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make enquiry concerning, or be liable for, money or property paid, lent or delivered to or on the order of the Trustee or such officer, employee or agent. Any person dealing with the Fund in respect of any matters pertaining to the Fund Property and any right, title or interest therein, or pertaining to the Fund or to the Trust Units shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by the Trustee as to the capacity, power and authority of the Trustee, the Corporation, consultant or agent or any other person to act for and on behalf and in the name of the Fund. No person dealing with the Trustee, the Corporation, or any consultant or agent of the Fund, shall be bound to see to the application of any funds or property passing into the hands or control of such Trustee, the Corporation, consultant or agent of the Fund. The receipt of the Trustee, the Corporation, or of authorized consultants or agents of the Fund, for moneys or other consideration, shall be binding upon the Fund.

12.4 Reliance

(a) The Trustee shall be entitled to rely on statements from, the opinion or advice of, or information from Experts, provided that, with respect to Experts other than the Auditors and Counsel, the Trustee has satisfied its standard of care in Section 8.4 in selecting such Expert.

(b) The Trustee and its directors, officers, employees, shareholders and agents shall not be liable to any Unitholders, annuitants or other persons in relying in good faith upon statements or information from, the opinion or advice of, or instruments or directions given by an officer, director, employee, shareholder or agent of the Corporation or by a broker, a custodian or any Unitholder, or by such other parties as may be authorized to give instructions or directions to the Trustee. If required by the Trustee, the Corporation shall file with the Trustee a certificate of incumbency setting forth the names and titles of parties authorized to give instructions or directions to the Trustee together with specimen signatures of such persons and the Trustee shall be entitled to rely on the latest such certificate of incumbency filed with it. The Trustee, the Corporation and their respective directors, officers, employees, shareholders and agents shall not be liable to any Unitholders, annuitants or other persons and shall each be fully protected from liability in

acting upon any instrument, certificate or paper believed by it to be genuine and signed or presented by the proper person or persons. For greater certainty, in discharging any duties ascribed to it hereunder, the Trustee shall be entitled to rely upon the statements, advice or opinions referred to in Subsection 12.1(c).

12.5 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to: (i) commence to wind up the affairs of the Trust pursuant to Section 11.2; (ii) commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee, the Fund and of the Unitholders; or (iii) undertake any of those matters referred to in Subsection 8.2(aa) or Section 10.2, shall be conditional upon the Corporation or Unitholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity (to the extent sufficient funds for such purpose are not available in the Fund) satisfactory to the Trustee, acting reasonably, to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage the Trustee may suffer by reason thereof. None of the provisions contained in this Trust Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

ARTICLE 13
RESPONSIBILITIES OF AND DELEGATION TO THE CORPORATION

13.1 Delegation Permitted to the Corporation

Except as expressly prohibited by law, the Trustee may grant or delegate separately to the Corporation such authority and such powers as the Trustee may in its sole discretion deem necessary or desirable to carry out and effect the actual administration of the duties of the Trustee under this Trust Indenture, without regard to whether such authority is normally granted or delegated by trustees. In addition to those matters specifically granted, allocated or delegated to the Corporation in this Trust Indenture, the Trustee may, subject to Section 8.7, enter into any other contract with the Corporation relating to the Trustee's delegation of its duties hereunder to the Corporation, and pertaining to the Corporation's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee.

13.2 Responsibilities of the Corporation

Notwithstanding the powers and responsibilities conferred upon the Trustee in this Trust Indenture, the Corporation shall have broad discretion to be responsible for the general administration and management of the day-to-day affairs and operations of the Fund. Subject to and in accordance with the terms, conditions and limitations herein contained, and in addition to those other responsibilities, duties and obligations that are granted, allocated or delegated to the Corporation herein, the Corporation shall provide and perform, or procure from third parties, all general administrative and support services (other than those set forth in Section 13.3) as may be required or advisable, from time to time, in order to administer the business, affairs and operations of the Fund, including the following services:

(a) all matters relating to Offerings (including the Initial Offering) or repurchases of Trust Units or Other Fund Securities (including the Special Voting Rights), including to ensure compliance with all terms and regulations applicable thereto, to prepare and approve any prospectus, registration statement, offering memorandum, circular, underwriting agreement or comparable documents of the Fund to effect the sale of any such securities, and to enter into any agreement or instrument in connection therewith, and such other

agreements or instruments may provide for any matter determined by the Corporation to be necessary or useful including provisions pertaining to securities certificates (form, manner of execution and certification), maintenance of registers, use of book-based versus certificated system, repurchases, redemptions and transfers;

(b) to make or cause to be made application for the listing or quotation on any stock exchange or market of any Trust Units or Other Fund Securities, and to do all things which in the opinion of the Corporation may be necessary or desirable to effect or maintain such listing or listings or quotation;

(c) undertaking all matters in connection with the issue, sale or pledge of debt obligations or guarantees of the Fund, whether secured or unsecured, including establishing credit facilities or other borrowing arrangements, as required, and prepare and approve any documents in connection therewith;

(d) the responsibility, on behalf of the Fund, for all matters concerning the terms, execution and amendment from time to time of the terms of any promissory notes or any agreement or indenture relating to such notes issued to the Fund, and any royalty agreement to which the Fund is or may be a party, as well as other documents contemplated in Section 13.7;

(e) vote any securities held by the Fund (including the CT Units and the Corporation Shares) which carry voting rights, subject to the restrictions contained in Section 8.7;

(f) acquire or form any direct or indirect subsidiaries of the Fund and make any investments in, loans with or royalty or other agreements entered into by the Fund with any such subsidiary;

(g) undertaking all matters in connection with any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase, repurchase or sale of any securities or assets of any person or the Fund, any business combination or any similar transaction involving the Fund (the foregoing individually referred to as a "**Transaction**" and collectively as the "**Transactions**"), including, without limiting the generality of the foregoing, the right, power and authority to:

(i) issue news releases and ensure compliance by the Fund with its continuous disclosure obligations under all applicable securities legislation;

(ii) approve and implement any unitholder rights plan either prior to or during the course of a Transaction;

(iii) consider the terms of, and make any recommendations to Unitholders regarding, any Transaction;

(iv) take any legally permitted action in the context of a Transaction, including prosecuting or defending any regulatory or court action;

(v) prepare and send to Unitholders or other persons, as appropriate, and approve all take-over bid circulars, directors' circulars and information circulars, and amendments thereto, required under applicable securities legislation in respect of any Transaction;

(vi) call and hold, and prepare and approve all materials (including notices of meetings and information circulars) in respect of, all special meetings of Unitholders required in connection with any Transaction; and

(vii) make all determinations, enter all agreements, prepare all documents and take all other actions with respect to any Transaction which it may determine to be necessary, expedient, desirable or advisable for the best interests of the Fund and the Unitholders, and so as to comply with all applicable laws;

(h) determine the amount of Distributable Cash Flow, Income of the Fund, Net Realized Capital Gains, Redemption Income and Redemption Gains pursuant to Article 5, and compute, determine, approve and direct the Trustee to make distributions to Unitholders which are properly payable by the Fund and, in connection therewith, withhold (or direct the Trustee to withhold) all amounts required by applicable law, and make all such remittances and filings (or direct the Trustee to make all such remittances and filings) in connection with such withholdings;

(i) prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee's obligations under Article 15;

(j) prepare and approve (and execute on behalf of the Fund, where required) the annual audited and interim unaudited financial statements and management's discussion and analysis of the Fund, as well as relevant tax information, which are to be provided to Unitholders;

(k) perform all of the duties and responsibilities of the Trustee contemplated by Article 6;

(l) approve the Fund's annual information forms, material change reports, business acquisition reports and any other document or material that a board of directors of a reporting issuer may be required to approve under applicable securities laws, that may be included or incorporated by reference in a prospectus or similar document of the Fund or that may be prescribed by applicable law;

(m) prepare, execute and file all income tax returns and filings within the time required by applicable tax laws;

(n) ensure compliance by the Fund with all applicable laws, including securities laws, and prepare and provide to Unitholders on a timely basis all information to which Unitholders are entitled hereunder and under applicable laws, including quarterly and annual reports, notices, financial reports and tax information relating to the Fund;

(o) provide investor relations services to the Fund;

(p) prepare and cause to be provided either to the Trustee for distribution to the Unitholders or to Unitholders, as the case may be, all information to which Unitholders are entitled under this Trust Indenture and under applicable laws;

(q) call and hold all annual and/or special meetings of Unitholders pursuant to Article 10, and prepare, approve and arrange for the distribution of all materials (including notices of meetings and information circulars) in respect thereof;

(r) undertake and perform all acts, duties and responsibilities in connection with, acquiring or disposing of assets and property, for and on behalf of the Fund, of whatsoever nature or kind;

(s) undertake and perform all acts, duties and responsibilities as considered necessary or desirable for the purpose of completing the Initial Offering;

(t) undertake all matters relating to ensuring that the Fund continues to qualify as a "mutual fund trust" under the Income Tax Act, including all decisions relating to any remedial action if the Corporation determines the level of beneficial ownership by non-residents must be reduced in order for the Fund to qualify as a "mutual fund trust";

(u) take all actions as the Trustee may request or which are necessary to effect the implementation and carrying out of the Trustee's powers and responsibilities described in Section 8.2; and

(v) generally provide all other services as may be necessary, or as requested by the Trustee, for the administration of the Fund and which are not otherwise expressly granted, allocated or delegated to the Corporation under the terms of this Trust Indenture (including the foregoing Subsections 13.2(a) to 13.2(u)), excluding, however, any of those matters which are referred to in Section 13.3.

Upon the request of the Corporation, the Trustee shall notify such parties as requested by the Corporation of the Indenture Conferred Duties conferred upon, granted, allocated or delegated to the Corporation under this Trust Indenture and shall execute all directions and other instruments as may be necessary to evidence, document or otherwise give effect to the Corporation's authority under this Trust Indenture.

For further certainty, the Corporation is under no obligation to consult with, seek advice from, or otherwise communicate with any person whomsoever (including the Trustee) pertaining to the performance and discharge of the Indenture Conferred Duties, or otherwise.

13.3 Services for which the Corporation is not Responsible

Notwithstanding any provision herein contained, the right and obligation of the Corporation to perform or procure all general administrative and support services as may be required or advisable, from time to time, in order to administer the business, affairs and operations of the Fund (as more particularly set forth in Section 13.2) shall not be construed to derogate from the position of the Trustee, as the sole trustee of the Fund, holding the legal ownership of the Fund Property in its name for the benefit of the Unitholders and, without limitation the foregoing, shall not be construed to include or be deemed to include the delegation by the Trustee of its rights, powers, authorities and duties to act on behalf of the Fund and be responsible for:

(a) the issue, certification, exchange or cancellation of Trust Units;

(b) making the distribution of payments or property to Unitholders and maintaining records and providing statements in respect thereof;

(c) any mailings to Unitholders of materials directed by the Corporation to be so mailed; and

(d) any matters ancillary or incidental to any of those set forth in Subsections 13.3(a) to 13.3(c).

13.4 Covenants of the Corporation

The Corporation covenants and agrees that, in the performance of the Indenture Conferred Duties, it shall:

(a) perform all such services at all times in compliance with applicable laws;

(b) observe and perform or cause to be observed and performed on behalf of the Fund, in every material respect, the provisions of: (i) all agreements from time to time entered into by the Fund in connection with its activities; and (ii) all applicable laws;

(c) not commingle its own funds with any funds held by it on behalf of the Fund;

(d) maintain proper books, records and documents in which complete, true and correct entries in conformity, in all material respects, with generally accepted accounting principles and all requirements of applicable laws will be made in respect of the performance of the Corporation's services under this Trust Indenture, and all such books and records shall be maintained at the Corporation's head office in the Province of Alberta; and

(e) upon reasonable prior notice by the Fund to the Corporation, the Corporation shall make available to the Trustee and its authorized representatives, for examination during normal business hours on a Business Day, all books, records and documents required to be maintained under Subsection 13.4(d), wherever maintained. In addition, the Corporation shall make available to the Trustee and its authorized representatives such financial and operating data and other information in respect of the performance of the Corporation's services under this Trust Indenture as may be in existence and as the Trustee and its authorized representatives shall from time to time reasonably request, including for the purposes of conducting any audit in respect of expenses of the Fund or other matters necessary or advisable to be audited in order for the Trustee to conduct an audit of the financial affairs of the Fund. Any examination of records at the Corporation's head office shall be conducted in a manner which will not unduly interfere with the conduct of the business of the Corporation.

13.5 Grant of Power and Authority to Corporation

The Corporation is hereby granted, allocated and, where applicable, delegated full and absolute right, power and authority to undertake, perform and provide, for and on behalf of the Fund, all of the Indenture Conferred Duties and to take and do, for and on behalf of the Fund, in connection with the provision of all such Indenture Conferred Duties, all such actions and all such things which the Corporation deems appropriate, in its sole discretion, including the right, power and authority to retain and instruct such appropriate experts or advisors to perform those duties and obligations granted to the Corporation which it is not qualified to perform, to execute and deliver contracts, leases, licenses, and other documents, instruments and agreements, to make all applications and filings with Governmental Authorities, and to take such other actions as the Corporation considers appropriate, in the name of and on behalf of the Fund.

13.6 Determinations of the Corporation Binding

All determinations of the Corporation which are made in good faith with respect to any Indenture Conferred Duties relating to the Fund, including whether any particular investment or disposition meets the requirements of this Trust Indenture, shall be final and conclusive and shall be binding upon the Fund and all Unitholders (and, where the Unitholder is a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit sharing plan or registered pension fund or plan as defined in the Income Tax Act, or such other fund or plan registered under the Income Tax Act, upon past, present or future fund or plan beneficiaries and fund or plan holders), and Trust Units shall be issued and sold on the condition and understanding that any and all such determinations shall be binding as aforesaid.

13.7 Execution of Documents

In carrying out the Indenture Conferred Duties, the Corporation may execute and deliver, in the name of and for and on behalf of the Fund, all agreements, certificates, deeds, instruments, waivers, releases or other documents pertaining to the Fund which the Corporation considers appropriate, in its sole discretion, and in doing so the Corporation shall be designated as the "Administrator" of the Fund. Any such instrument or document shall be executed in the following manner:

ALTER NRG INCOME FUND
By its Administrator, Alter Nrg Ltd.

Per: ______________________________
Authorized Signatory

and provide for such signatures as may be required by applicable laws and the by-laws of the Corporation.

13.8 Expense Reimbursement

The Corporation shall act as the Fund's agent and pay any costs and expenses of the Fund to third parties from time to time. The Corporation shall be reimbursed by the Fund for all costs and expenses reasonably incurred by the Corporation in carrying out the Corporation's obligations and duties hereunder in connection with the provision and performance of the Indenture Conferred Duties.

13.9 Standard of Care of the Corporation

The Corporation shall discharge and perform the Indenture Conferred Duties honestly, in good faith and with a view to the best interests of the Fund, and with the same degree of care, diligence and skill that a reasonably prudent person, having responsibilities of a similar nature to those hereunder, would exercise in comparable circumstances. The Corporation shall only be responsible for the Indenture Conferred Duties and the other duties and obligations expressly provided for in this Indenture and no other obligation or duty in respect to the Corporation shall be implied. No other standard of care, other than as set forth in this Section 13.9, shall apply or be implied in relation to the performance of the Indenture Conferred Duties.

13.10 Reliance by Corporation

In carrying out the Indenture Conferred Duties and its other duties hereunder, the Corporation and its delegates shall be entitled to rely on:

(a) statements of fact of other persons who are considered by the Corporation, acting reasonably, to be knowledgeable of such facts; and

(b) statements from, the opinion or advice of, or information from Experts, provided that the Corporation exercised reasonable care and diligence in selecting such Expert to provide such statements, opinion, advice or information.

The Corporation may, from time to time, employ such Experts as may be necessary for the proper discharge of the Indenture Conferred Duties

13.11 Sub-Delegation by Trustee and Corporation

In respect to any delegation by the Trustee of any of its powers and authorities, as permitted hereunder, to any person whomsoever, the Trustee, in its absolute discretion, shall be permitted to authorize a delegate to further sub-delegate any such powers and authorities. Subject to and in accordance with the terms and conditions herein contained, the Corporation may delegate (by subcontract or otherwise) the performance of the Indenture Conferred Duties to any person without the prior written consent of the Trustee, provided that such delegation shall not relieve the Corporation of the responsibility for performance of the Indenture Conferred Duties.

13.12 Liability of Trustee in Respect of Corporation's Obligations

Notwithstanding anything herein contained (including Subsection 12.1(c)), the Trustee shall have no liability or responsibility to the Fund, any Unitholder or other person for any act or omission of the Corporation (or sub-delegate thereof), whether pursuant to Indenture Conferred Duties or otherwise, and the Trustee, in agreeing to the granting and allocation of certain responsibilities to the Corporation herein and in delegating to and relying upon the Corporation, or any sub-delegate thereof, for the performance of the Indenture Conferred Duties on the terms set forth herein, shall be deemed to have complied with its standard of care as prescribed by Section 8.4 or as otherwise prescribed by law or equity, including any fiduciary duties or obligations applicable to it.

13.13 Indemnification of the Corporation

The Fund (to the extent of the assets of the Fund) is liable to, and shall indemnify and save harmless the Corporation, its directors, officers, employees, shareholders and agents, and all of their successors and assigns in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Corporation or against such officer or agent, as the case may be, for or in respect of anything done or permitted to be done in its capacity as administrator of the Fund and the execution of all duties, responsibilities, powers and authorities pertaining thereto;

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Corporation in respect of the

administration or termination of the Fund (excluding, however, any and all taxes on any income of the Corporation); and

(c) any loss, expense, claim, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of indemnified parties to third parties in respect of bodily injuries, property damage, damage to or impairment of the environment) incurred as a result of the administration of the Fund, or the exercise by the Corporation of any of the rights under this Trust Indenture including those which result from or relate, directly or indirectly, to the presence or release of any contaminants on property which the Fund or any affiliate thereof has an interest in or is responsible for, any contaminant present or released from any property contiguous to the property which the Fund or any affiliate thereof has an interest in or is responsible for; or the breach or alleged breach of any environmental laws by the Fund or an affiliate thereof,

unless any of the foregoing arises principally and directly from a breach of the Corporation's standard of care as set out in Section 13.9 or the Corporation's or such director's, officer's, employee's or agent's negligence, wilful default or fraud, in which case the provisions of this Section 13.13 shall not apply. These indemnities shall survive the termination of the Fund and the resignation or removal of the Corporation as administrator of the Fund.

13.14 No Partnership or Joint Venture

Neither the Fund, the Trustee nor Unitholders are and they shall be deemed not to be partners or joint venturers with the Corporation and nothing herein shall be construed so as to impose any liability as such on the Corporation. The parties agree that the Corporation shall perform the Indenture Conferred Duties as an independent contractor for and on behalf of the Fund (with its duties and obligations in respect thereto as expressly provided for herein), and it is acknowledged and agreed that only where the Corporation undertakes execution of contracts or other instruments for and on behalf of the Fund may the Corporation then be acting as an agent of the Fund.

13.15 Annual Certificate

The Corporation shall deliver to the Trustee within 90 days after the end of each calendar year and at any other time upon the reasonable demand of the Trustee, a certificate signed by a senior officer of the Corporation stating that:

(a) the Corporation has complied with all of the Indenture Conferred Duties contained in this Trust Indenture or, if there has been a failure so to comply, giving particulars thereof; and

(b) as at the end of such year or other time period requested by the Trustee, the Trust Units were eligible investments for Registered Plans.

For greater certainty, the Trustee shall not be required to monitor the Corporation in its performance of the Indenture Conferred Duties.

13.16 Absence of Corporation as a Party

If the Corporation (including any successors or assigns) ceases to exist, or if the Corporation is unable or unwilling to perform its obligations under this Trust Indenture, the Trustee shall be entitled to engage another person that is duly qualified to perform the Indenture Conferred Duties.

ARTICLE 14
SUPPLEMENTAL INDENTURES

14.1 Provision for Supplemental Indentures

The Trustee may, without approval of Unitholders and subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto, which thereafter shall form part hereof, or may enter into an amended and restated trust indenture, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Trust Indenture in the circumstances set forth in Article 9 where the Trustee may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Trust Indenture where the modification or amendment has been approved in accordance with the provisions of Section 9.1.

ARTICLE 15
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

15.1 Unit Certificates

Each holder of Trust Units or its duly authorized agent shall be entitled to a Unit Certificate bearing an identifying serial number in respect of the Trust Units held by it, signed in the manner hereinafter prescribed. The Fund is not bound to issue more than one Unit Certificate in respect of a Trust Unit or Trust Units held jointly or in common by two or more persons and delivery of a Unit Certificate to one of them registered in joint names shall be sufficient delivery to all.

15.2 Execution of Unit Certificates

Unit Certificates shall be signed by the Corporation, on behalf of the Fund, and the Transfer Agent. The signatures by the Corporation required on Unit Certificates may be printed or otherwise mechanically reproduced thereon and Unit Certificates so signed are, subject to Section 12.3, as valid as if they had been signed manually. If a Unit Certificate contains a printed or mechanically reproduced signature of a person, then the Fund may issue the Unit Certificate even though the person has ceased to be an authorized representative of the Corporation and such Unit Certificate is as valid as if the person continued to be an authorized representative of the Corporation at the date of its issue.

15.3 Certificate Fee

The Corporation may establish a reasonable fee to be charged for every Unit Certificate issued.

15.4 Form of Unit Certificate

Unit Certificates shall be in such form as is from time to time authorized by the Corporation. The definitive form(s) of the Unit Certificates may be in English only or, in the discretion of the Corporation, in the English and French languages. The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation may determine and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required hereunder, or as may be necessary to comply with applicable law and the rules of any securities exchange, or as may be determined by the Corporation.

15.5 Fractional Trust Units

If as a result of any act of the Trustee or the Corporation hereunder any person becomes entitled to a fraction of a Trust Unit, such person shall not be entitled to receive a Unit Certificate therefor. Fractional Trust Units shall not, except to the extent that they may represent in the aggregate one or more whole Trust Units held by the same holder, entitle the holders thereof to notice of, or to attend or to vote at, meetings of Unitholders. Subject to the foregoing, such fractional Trust Units shall have attached thereto the rights, restrictions, conditions and limitations attaching to whole Trust Units in the proportion that they bear to a whole Trust Unit.

15.6 Trust Unit Register and Transfer Ledgers to be Maintained

One or more registers (the "**Registers**") shall be kept by, or on behalf and under the direction of, the Corporation, on behalf of the Fund, which Registers shall contain the names and addresses of Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of any Unit Certificates held by them and a record of all transfers thereof. The Corporation shall promptly appoint the Transfer Agent to act as transfer agent and to act as registrar for the Trust Units and to provide for the transfer of Trust Units in Alberta and at such other places in Canada as the Corporation may request and the Transfer Agent has offices. The Corporation shall designate which branch registers will be maintained, if any.

The Transfer Agent shall keep all necessary registers and other books (which may be kept in a bound or loose-leaf book or may be entered or recorded by any system of mechanical or electronic data processing or any other information storage device) for recording original issues and registering and transferring Trust Units. No Unit Certificates representing Trust Units shall be valid unless countersigned manually by or on behalf of the Transfer Agent. Subject to the further provisions of this Trust Indenture concerning record dates and otherwise, only persons whose Trust Units are recorded on the Registers shall be entitled to vote or to receive distributions or otherwise exercise or enjoy the rights of Unitholders.

The Transfer Agent shall similarly keep a register of Special Rights Holders.

15.7 Entry on Register

Upon any issue of Trust Units, the name of the subscriber or other person entitled to such Trust Units shall be promptly entered on the Registers as the owner of the number of Trust Units issued to such subscriber or other person, or if the subscriber is already a Unitholder, the Register(s) shall be amended to include its additional Trust Units.

15.8 Transfer of Trust Units

Trust Units are transferable at any time and from time to time by the Unitholder by endorsement and delivery of the Unit Certificates representing the Trust Units subject to such provisions and conditions as may be prescribed by the Corporation or Transfer Agent from time to time, including compliance with all applicable laws. No such transfer shall be recorded on the Registers unless the transferor has executed the instrument of transfer as reproduced in the Unit Certificate and the transferee has delivered to the Transfer Agent a Unit Certificate representing the Trust Units to be transferred and, if requested by the Corporation, on behalf of the Fund, or the Transfer Agent, a declaration as to resident status under the Income Tax Act. Subject to the foregoing, such transfers shall be recorded on the Registers and a new Unit Certificate for the Trust Units so transferred shall be issued to the transferee and, in case of a transfer of only part of the Trust Units represented by any Unit Certificate, a new Unit Certificate for the remaining Trust Units shall be issued to the transferor.

15.9 Successors in Interest to Unitholders

Upon a person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incapacity of any Unitholder or otherwise by operation of law, and upon production by such person of such documentation as the Trustee, the Corporation or the Transfer Agent may reasonably require in order to evidence such entitlement of such person, such person shall be recorded in the Registers as the holder of such Trust Units and shall receive a new Unit Certificate therefor upon production of evidence of such entitlement satisfactory to the Trustee and delivery of the existing Unit Certificate to the Transfer Agent, but until such record is made, the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Fund, the Trustee, the Corporation or the Transfer Agent shall have actual or other notice of such death, bankruptcy, incapacity or other event.

15.10 Trust Units Held Jointly or in Fiduciary Capacity

The Fund may treat two or more persons holding any Trust Unit as joint owners of the entire interest therein unless the ownership is expressly otherwise recorded on the Registers, but no entry shall be made in the Registers or on any Unit Certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Unit; provided, however, that any person recorded in the Registers as a Unitholder may, subject to the provisions herein contained, be described in the Registers or on any Unit Certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship; provided further that none of the Fund, the Trustee, the Corporation or the Transfer Agent shall be required to recognise a person as having any interest in the Trust Unit, other than the person recorded in the Registers as the holder of such Trust Unit.

15.11 Performance of Trusts

None of the Trustee, the Corporation, the Unitholders, the Transfer Agent or other agent of the Fund shall have a duty to inquire into any claim that a transfer of a Trust Unit was or would be wrongful or that a particular adverse person is the owner of or has an interest in a Trust Unit or any other adverse claim, or be bound to see to the performance of any trust, express or implied or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or inquire whether any sale or transfer of any such Trust Units or interest therein by any Unitholder or their personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein, except for the person recorded as Unitholder of such Trust Unit.

15.12 Lost Unit Certificates

If any Unit Certificate is lost, stolen, destroyed or mutilated, the Corporation or the Transfer Agent may authorize the issuance of a new Unit Certificate for the same number of Trust Units in lieu thereof and the Corporation or the Transfer Agent may in its discretion, before the issuance of such new Unit Certificate, require the owner of the lost, stolen, destroyed or mutilated Unit Certificate, or the legal representative of the owner, to make such affidavit or statutory declaration, setting forth such facts as to the loss, theft, destruction or mutilation as the Corporation or the Transfer Agent deems necessary and may require the applicant to supply to the Fund a "lost certificate" or similar bond in such reasonable amount as the Corporation or the Transfer Agent directs indemnifying the Trustee, the Corporation and the Transfer Agent for so doing. The Corporation and the Transfer Agent shall have the power to acquire from an insurer or insurers a blanket lost certificate security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated Unit Certificates. The Fund shall pay all premiums and other sums of money payable for such purpose out of the property of the Fund with such contribution, if any, by those insured as may be determined by the Corporation or the Transfer Agent. If such blanket lost

certificate security bond is acquired, the Corporation or the Transfer Agent may authorize and direct (upon such terms and conditions as it may from time to time impose) the Transfer Agent, the Corporation, the Trustee or others to whom the indemnity of such bond extends to take such action to replace such lost, stolen, destroyed or mutilated Unit Certificates without further action or approval by the Transfer Agent, the Corporation or the Trustee.

15.13 Death of Unitholders

The death of a Unitholder during the continuance of the Fund shall not terminate the Fund or any of the mutual or respective rights and obligations created by or arising under this Trust Indenture, nor give the personal representatives or the heirs of the estate of the deceased Unitholder a right to an accounting or to take any action in the courts or otherwise against other Unitholders or the Trustee, the Corporation or the property of the Fund, but shall only entitle the personal representatives or the heirs of the estate or succession of the deceased Unitholder, in accordance and upon compliance with the provisions of Section 15.9, to succeed to all rights of the deceased Unitholder under this Trust Indenture.

15.14 Unclaimed Payments

(a) If the Trustee holds any amounts to be paid to Unitholders under Section 3.9, Article 5, Article 6 or Article 11 or otherwise because such amounts are unclaimed or cannot be paid for any reason, neither the Trustee nor any distribution disbursing agent shall be under any obligation to invest or reinvest the same and they shall only be obligated to hold the same in a current or other non-interest bearing account with a Canadian chartered bank or trust company, pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, pay all or part of such amounts so held to a court in the province where the Fund has its head office (or to such other suitable government official or agency in the province where the Fund has its head office) whose receipt shall be a good release, acquittance and discharge of the obligations of the Trustee with respect thereto.

(b) Subject to the applicable laws and regulations and Subsection 15.14(a), any monies set aside under Subsection 15.14(a) and not claimed by and paid or delivered to Unitholders under Section 3.9, Article 5, Article 6 or Article 11 within seven years after the date of such setting aside shall be repaid or returned to the Fund by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Unitholders with respect to which such monies were so repaid to the Fund shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Fund up to such time as the right to proceed against the Fund for recovery of such monies has become statute barred under applicable laws. Such monies set aside under Subsection 15.14(a) may be returned by the Trustee to the Fund prior to seven years of such monies being unclaimed if the Fund provides the Trustee with an irrevocable bank letter of credit equal to the amount of such unclaimed funds.

ARTICLE 16
GENERAL

16.1 Notices

(a) *Notice to Unitholders*: Any notice or other document required to be given or sent to Unitholders under this Trust Indenture shall be given or sent by personal service or

through ordinary post addressed to each registered holder at his or her last address appearing on the Registers or in any other manner from time to time permitted by Canadian securities legislation, including internet based or other electronic communications; provided that if any such notice or communication shall have been mailed and if regular mail service shall be interrupted by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service; provided further that during the period that regular mail service shall be interrupted, notice may be given by publication twice in the business section of the national edition of The National Post or similar section of any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then such notice may be given by publishing twice in the business section of a newspaper in each city where the Registers or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or other document was posted or, in the case of notice given by publication, after publication of such notice twice in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or other document was properly addressed, stamped and posted.

(b) *Notice to the Trustee*: Any notice or other document or written communication to be given to the Trustee shall be addressed to the Trustee and sent to:

Valiant Trust Company
#310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1
Attention: Manager, Corporate Trust
Facsimile: (403) 233-2857

and shall be deemed to have been given on the date of delivery or, if mailed, five days from the date of mailing or, if sent by facsimile transmission, shall be deemed to have been given on the first Business Day thereafter. If any such notice or communication shall have been mailed and if regular mail service shall be interrupted by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, such notice or communication shall be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service, provided that during the period that regular mail service shall be interrupted any notice or other communication shall be delivered or given by personal delivery, cable, telegram, telex, facsimile transmission or other means of prepaid, transmitted or recorded communication.

16.2 Failure to Give Notice

The failure by the Trustee or the Corporation, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustee and the Corporation shall not be liable to any Unitholder for any such failure.

16.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

16.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee or the Corporation has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons having an interest in the Trust Units concerned.

16.5 Trust Records

The Corporation shall prepare and maintain or cause to be prepared and maintained records containing: (a) this Trust Indenture; (b) minutes of meetings and resolutions of Unitholders; (c) minutes of meetings and resolutions of the Directors; and (d) the Registers. The Fund shall also prepare and maintain adequate accounting records. All such records shall be kept at the head office of the Fund or at such other place as the Corporation thinks fit and shall at all reasonable times be open to inspection by the Trustee. The Corporation shall also provide the Trustee with copies of all agreements and contracts entered into by or on behalf of the Fund.

16.6 Information Available to Unitholders

Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Fund a copy of this Trust Indenture and any amendments thereto relating to Trust Units held by that Unitholder and shall be entitled to inspect and, on payment of a reasonable fee therefor, obtain a list of the Unitholders for purposes connected with the Fund to the same extent and upon the same conditions as those which apply to shareholders of a corporation governed by the *Business Corporations Act* (Alberta).

16.7 Fiscal Year

The fiscal year of the Fund shall end on December 31 of each year.

16.8 Financial Disclosure

The Fund will send to Unitholders:

(a) within the time required under applicable law (or, if not required under applicable law, within 140 days from the Fund's year end), the audited annual financial statements of the Fund for the fiscal year ended immediately prior to such annual meeting, together with comparative audited financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon; and

(b) within the time required under applicable law (or, if not required under applicable law, within 60 days from the end of each of the Fund's fiscal quarters (other than the fiscal quarter ending on December 31, for which there shall be no requirement)), unaudited quarterly financial statements of the Fund for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements shall be prepared in accordance with generally accepted accounting principles in Canada as recommended from time to time in the Handbook of the Canadian Institute of Chartered Accountants; provided that such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities. The financial statements shall be signed by the Corporation on behalf of the Fund.

16.9 Unitholder Meeting Information

Prior to each meeting of Unitholders, the Trustee will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and vote at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all other information required by applicable law as determined by the Corporation (on behalf of the Fund and the Trustee).

16.10 Taxation Information

On or before the date which is 90 days from each calendar year end, the Corporation shall cause the Fund to provide to Unitholders who received distributions from the Fund in the prior calendar year, such information and forms as may be needed by such Unitholders in order to complete any tax returns required to be filed by them in respect of the prior calendar year under section 150 of the Income Tax Act and equivalent provincial and territorial legislation in Canada.

16.11 Income Tax: Obligations of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Income Tax Act and neither the Fund nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent, or carried out in intended compliance, with any such obligations or responsibilities.

16.12 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Canada.

16.13 Appointment of Auditors

Deloitte & Touche LLP, Chartered Accountants, are hereby appointed as the initial auditors of the Fund to hold such office until the first annual meeting of the Unitholders. Subject to Sections 16.15 and 16.16, the Auditors will be elected at each succeeding annual meeting of Unitholders. The Auditors will receive such remuneration as may be approved by the Corporation.

16.14 Auditors Ceasing to Hold Office

The Auditors shall cease to hold office when the Auditor resigns or is removed pursuant to Section 16.15. The resignation of the Auditors shall become effective at the time a written resignation is sent to the Fund or at the time specified in the resignation, whichever is later.

16.15 Removal of Auditors

The Auditors may at any time be removed by the Corporation with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for that purpose. A vacancy created by the removal of Auditors as aforesaid may be filled by the Corporation with the approval of a majority of votes cast by Unitholders at a meeting duly called for that purpose, or if not so filled, may be filled under Section 16.16.

16.16 Filling Vacancy

The Corporation shall forthwith fill a vacancy in the office of Auditors. The Auditors appointed to fill a vacancy shall hold office until the unexpired term of the Auditors' predecessor. The Corporation shall fix the remuneration of the Auditors appointed to fill such a vacancy.

16.17 Reports of Auditors

The Auditors shall audit the accounts of the Fund at least once in each year and a report of the Auditors with respect to the annual financial statements of the Fund shall be provided to the Unitholders with notice of the annual general meeting of the Fund.

16.18 Fund Property to be Kept Separate

The Trustee shall maintain the Fund Property separate from all other property in its possession and not commingled, and to the extent that all or part of the Fund Property is placed in the possession of the Corporation or any other person on behalf of the Fund, the Trustee shall take such reasonable steps to ensure that such persons shall also keep such Fund Property separate from all other property of such persons and not commingled.

16.19 Trustee May Not Hold Trust Units

The Trustee may not be a Unitholder, provided, however, that the Trustee may hold Trust Units for the account of its clients generally. For greater certainty and notwithstanding the foregoing, affiliates of the Trustee may be Unitholders.

16.20 Execution and Effect of Restated Trust Indenture

A restated Trust Indenture, setting forth the terms of this Trust Indenture, as amended to the time of execution, may be executed at any time or from time to time by the Trustee and such restated Trust Indenture as so executed shall thereafter be effective and may thereafter be referred to *in lieu* of the original Trust Indenture as so amended; provided, however, that no such execution of a restated Trust Indenture shall be deemed to constitute a termination of the Fund or this Trust Indenture.

16.21 Consolidations

The Trustee may prepare consolidated copies of the Trust Indenture as it may from time to time be amended or amended and restated and may certify the same to be a true consolidated copy of the Trust Indenture, as amended or amended and restated.

16.22 Severability

The provisions of this Trust Indenture are severable and if any provisions are in conflict with any applicable law, the conflicting provisions shall be deemed never to have constituted a part of this Trust Indenture and shall not affect or impair any of the remaining provisions thereof. If any provision of this Trust Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Trust Indenture in any jurisdiction.

16.23 Successors and Assigns

The provisions of this Trust Indenture shall enure to the benefit of, and be binding upon, the parties and their respective successors and assigns.

16.24 Counterparts

This Trust Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument, which shall be sufficiently evidenced by any such original counterpart.

IN WITNESS WHEREOF this Trust Indenture is executed effective the 28th day of April, 2006.

VALIANT TRUST COMPANY

By: ______________________
Name: Philip Menard
Title: Director, Client Services

By: ______________________
Name: Concepcion Jalbuena
Title: Manager, Income Trusts

ALTER NRG LTD.

By: ______________________
Name: Mark A. Montemurro
Title: President

____
Witness to the signature of Cameron M. Proctor

____
CAMERON M. PROCTOR

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

ALTER NRG CORP.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Long Form Prospectus of the above issuer dated February 26, 2007.

DATED at Calgary, Alberta this February 27, 2007

"Blaine Young"
Blaine Young
Associate Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 01056296

NOVA SCOTIA
Securities Commission
2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8
Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ALTER NRG CORP.

Receipt for a Preliminary Prospectus dated **February 26, 2007** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **27th** day of **February, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project # 1056296

RECEIVED

2008 FEB -4 A 10:

AGENCY AGREEMENT

April 10, 2007

Alter NRG Corp.
Suite 420, 1414-8th St. S.W.
Calgary, AB T2R 1J6

Attention: Mark Montemurro,
President and Chief Executive Officer

Alter Nrg Income Fund
Suite 420, 1414-8th St. S.W.
Calgary, AB T2R 1J6

Attention: Mark Montemurro,
President and Chief Executive Officer

Dear Mesdames/Sirs:

Re: Alter NRG Corp. – Initial Public Offering

Wellington West Capital Markets Inc. and Canaccord Capital Corporation (the "**Lead Agents**"), together with Raymond James Ltd., TD Securities Inc. and Paradigm Capital Inc., (collectively, the "**Agents**") understand that Alter NRG Corp. (the "**Corporation**") proposes to raise funds through the sale and issue (the "**Offering**") of up to 15,555,556 common shares ("**Common Shares**") in the capital of the Corporation, at a price of $2.25 per Common Share, to public purchasers (the "**Subscribers**").

The Agents also understand that the Corporation has prepared and filed the Preliminary Prospectus (as defined below) with respect to the Common Shares with the Securities Commissions (as defined below) in the Qualifying Provinces (as defined below) and has received the Preliminary MRRS Decision Document (as defined below). The Agents also understand that the Corporation has prepared the Final Prospectus (as defined below) and will file the same with the Securities Commissions promptly after execution of this Agreement.

The closing of the purchase and sale of the Common Shares shall be completed at the offices of Blake, Cassels & Graydon LLP, counsel to the Corporation, at Suite 3500, 855-2nd St. S.W., Calgary, Alberta at 10:00 a.m. (Calgary time) (the "**Time of Closing**") on April 17, 2007 (the "**Closing Date**") or at such other time or such other date as the Corporation and the Agents may agree, but in any event no later than April 30, 2007. Provided that subscriptions for at least 13,333,336 Common Shares (the "**Minimum Offering**") are received and accepted at the Closing Date, there may be one or more subsequent closings in respect of the Common Shares up to and including April 30, 2007 or such other date or dates as the Agents and the Corporation may agree, provided that if the last closing occurs more than 90 days following the date of the receipt issued for the Final Prospectus, it shall be subject to such terms as may be prescribed by the relevant securities regulatory authorities (all of which shall be referred to herein as the "**Closing Date**").

Subject to the terms and conditions hereof, the Agents hereby agree to act as, and the Corporation by its acceptance hereof agrees to appoint the Agents as the sole and exclusive agents of the Corporation to offer the Common Shares for sale to the public in the Selling Jurisdictions (as defined below) at the price of $2.25 per Common Share. The Agents agree to use their reasonable best

efforts to secure subscriptions for the Common Shares, provided that the Agents shall not be under any obligation to purchase any of the Common Shares.

The Corporation hereby grants to the Agents an option (the "Over-Allotment Option") to solicit subscriptions for and offer for sale up to an additional 2,333,333 Common Shares (the "Additional Shares") at $2.25 per Share, for aggregate consideration of $5,249,999.25, provided that the Additional Shares are for the sole purpose of satisfying over-allotments made in connection with the offering of the Common Shares. The Over-Allotment Option shall expire on the date that is 30 days following the Closing Date. The Agents shall provide notice to the Corporation as soon as reasonably practicable following the exercise of the Over-Allotment Option of such exercise and of the number of any Additional Shares to be sold pursuant to such exercise, and the purchase and sale of such Additional Shares shall be completed not more than three Business Days following the receipt of such notice by the Corporation and otherwise in the same manner as the purchase and sale of the Common Shares hereunder. The Over-Allotment Option may be exercised in whole or in part by the Agents at any time before its expiry.

If, for whatever reason, the Minimum Offering is not completed by the date which is 90 days after the issuance of a receipt for the Final Prospectus, or such later date as agreed to by the Corporation and the Agents and on such terms as may be prescribed by the relevant securities regulatory authorities, the Agents shall return or direct Wellington West Capital Markets Inc., as appointed custodian of subscription funds, to return all subscriptions and subscription funds received from Subscribers to the Subscribers without interest or deduction.

In consideration of the agreement of the Agents to distribute the Common Shares in the manner set forth herein, the Corporation agrees to pay to the Agents at the Time of Closing the Agency Fee (as defined below) specified in Section 14 of this Agreement.

Terms and Conditions

The following are additional terms and conditions of this Agreement among the Corporation and the Agents.

1. Definitions

Where used in this Agreement, or in any amendment to this Agreement, the following terms will have the following meanings, respectively:

1.1 "**ABCA**" means the *Business Corporations Act* (Alberta), as amended from time to time, including the regulations promulgated thereunder;

1.2 "**affiliate**" has the meaning ascribed thereto in section 1.2 of National Instrument 45-106 - *Prospectus and Registration Exemptions* - of the Canadian Securities Administrators, as constituted at the date of this Agreement;

1.3 "**Agency Fee**" has the meaning given to that term in Section 14.1 of this Agreement;

1.4 **"Agreement"** means the agreement resulting from the acceptance by the Corporation of the offer made by the Agents by this letter and the agreement of the Agents and the Corporation to be bound hereby, and includes any amendment to or restatement of this Agreement;

1.5 **"American Depositary Share"** means shares traded in U.S. capital markets representing claims to shares of foreign companies;

1.6 **"Authorization"** means, with respect to any Person, any order, permit, approval, consent, waiver, license, qualification, registration or similar authorization of any Governmental Body having jurisdiction over the Person;

1.7 **"Beneficiaries"** has the meaning given to that term in Section 12.6 of this Agreement;

1.8 **"Business Day"** means a day other than a Saturday, a Sunday or a day on which chartered banks are not open for business in Calgary, Alberta;

1.9 **"Claim"** has the meaning given to that term in Section 12.1 of this Agreement;

1.10 **"Closing"** means the completion of the issue and sale of the Common Shares pursuant to the Offering;

1.11 **"Deloitte"** means Deloitte & Touche LLP, independent auditors of the Trust and the Corporation;

1.12 **"Directed Selling Efforts"** means **"directed selling efforts"** as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Common Shares, and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Common Shares;

1.13 **"distribution"** means "distribution" or "distribution to the public", as the case may be, as those terms are defined in the Securities Laws;

1.14 **"Dighe Escrow Agreement"** means the escrow agreement to be dated effective the Closing Date between the Corporation and Shyam Dighe entered into in accordance with the terms of the WPC Agreement;

1.15 **"Due Diligence Session"** has the meaning ascribed thereto in Section 4.6 hereof;

1.16 **"Environmental Laws"** means any applicable federal, provincial, local or municipal Laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminates;

1.17 **"Final MRRS Decision Document"** means a final MRRS decision document for the Final Prospectus issued in accordance with the MRRS;

1.18 "**Final Prospectus**" means the final long form prospectus of the Corporation dated the date of this Agreement, approved, signed and certified in accordance with the Securities Laws, relating to the qualification for distribution of the Common Shares under the Securities Laws in the Qualifying Provinces;

1.19 "**Fox Creek Property**" means Alter Nrg's coal holdings in respect of the Fox Creek, Alberta property located in central Alberta as described in the Norwest Report;

1.20 "**Governmental Body**" means any (i) multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under or for the account of its members or any of the above, and includes the Regulatory Authorities;

1.21 "**Indemnified Party**" has the meaning given to that term in Section 12.1 of this Agreement;

1.22 "**Institutional Accredited Investors**" means "accredited investors" as that term is defined in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

1.23 "**IPO Escrow Agreement**" means the escrow agreement to be dated effective the Closing Date among the Corporation, Valiant Trust Company and certain principals of the Corporation pursuant to which Common Shares held by such principals will be held in escrow following completion of the Offering;

1.24 "**Laws**" means any and all applicable laws, including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, binding on or affecting the Person referred to in the context in which the word is used;

1.25 "**Leases**" means eight coal leases held by Alter Nrg Ltd. in the Fox Creek, Hinton and Wetaskiwin areas of Alberta as more particularly described in Schedule "B" hereto;

1.26 "**Liens**" means, with respect to any property or assets, any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, encumbrance, easement, servitude, right of way, community property right, restriction on transfer, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or the right to use or occupy such property or assets;

1.27 "**Material Adverse Effect**" or "**Material Adverse Change**" means any effect on or change to the business of the Corporation or the Trust or the Subsidiaries that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, liabilities (contingent or otherwise), cash flow, income or business operations or prospects of

the business of the Corporation, the Trust and the Subsidaries, taken as a whole, or to the completion of the transactions contemplated by this Agreement or the Material Agreements;

1.28 "**Material Agreements**" means, collectively, this Agreement, the WPC Agreement and the WPC License;

1.29 "**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under the Securities Laws;

1.30 "**MRRS**" means the mutual reliance review system procedures provided for under National Policy 43-201 - *Mutual Reliance Review System for Prospectuses and Annual Information Forms* - among the Securities Commissions and the securities commissions and other securities regulatory authorities in each of the territories of Canada;

1.31 "**NI 43-101**" means National Instrument 43-101 - *Standards of Disclosure for Mineral Properties* of the Canadian Securities Administrators regarding the completion of technical reports on mineral exploration properties;

1.32 "**Norwest**" means Norwest Corporation, independent energy, mining and environmental consultants;

1.33 "**Norwest Report**" means the Norwest Report dated February 20, 2007 titled "Norwest Report Alter Nrg Ltd. Lands Fox Creek Coal Property, Alberta" prepared by Norwest in accordance with the requirements of NI 43-101;

1.34 "**Offering Documents**" has the meaning given to that term in Section 4.1 of this Agreement;

1.35 "**Person**" includes any individual, general partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, joint stock company, association, trust, trust company, bank, pension fund, trustee, executor, administrator or other legal personal representative, regulatory body or agency, Governmental Body or other organization or entity, whether or not a legal entity, however designated or constituted;

1.36 "**Preliminary MRRS Decision Document**" means the receipt dated February 27, 2007 for the Preliminary Prospectus issued by the Alberta Securities Commission on its own behalf and on behalf of the other Securities Commissions in accordance with the MRRS;

1.37 "**Preliminary Prospectus**" means the preliminary long form prospectus of the Corporation dated February 26, 2007 relating to the qualification for distribution of the Common Shares under the Securities Laws in the Qualifying Provinces;

1.38 "**Pro Forma Financial Statements**" means unaudited pro forma consolidated balance sheet of the Corporation as at December 31, 2006 and the unaudited pro forma consolidated statement of operations for the Corporation for the year ended December 31, 2006;

1.39 "**Purchase Price**" means the amount of U.S. $22,000,000 representing the cash portion of the purchase price payable by the Corporation to the shareholders of WPC pursuant to the WPC Agreement;

1.40 "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

1.41 "**Qualifying Provinces**" means, collectively, all of the provinces of Canada, other than Quebec;

1.42 "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

1.43 "**Regulation M**" means Regulation M adopted by the SEC under the U.S. Exchange Act;

1.44 "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

1.45 "**Regulatory Authorities**" means the Securities Commissions, the TSX Venture Exchange and Market Regulation Services, Inc.;

1.46 "**Reorganization**" means the proposed reorganization of the Corporation, the Trust and its subsidiaries to be completed prior to or simultaneously with the completion of the Offering pursuant to which the Trust Indenture will be amended, each outstanding option to purchase Trust Units will be exchanged for one Stock Option, each issued and outstanding Trust Unit will be exchanged for one Common Share and all Common Shares owned by the Trust will be cancelled;

1.47 "**Responses**" means the oral and written responses of the Corporation or any of its subsidiaries, as given by any director, trustee or senior officer of the Corporation or any of its subsidiaries, any committee of directors or trustees or any one member of such committee at the Due Diligence Session:

1.47.1 excluding the portion of such responses which are forward-looking or relate to projections or forecasts; but

1.47.2 including the portion of such responses which relate to the coal reserves of the Corporation or any of the Subsidiaries;

1.48 "**Rule 144A**" means Rule 144A promulgated by the SEC under the U.S. Securities Act;

1.49 "**SEC**" means the United States Securities and Exchange Commission;

1.50 "**Securities Commission**" means the securities commission or regulatory authority in each of the Qualifying Provinces;

1.51 "**Securities Laws**" means, collectively, the applicable securities laws of each of the Qualifying Provinces and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rulings of the Securities Commissions and all discretionary orders or rulings, if any, of the Securities

Commissions made in connection with the transactions contemplated by this Agreement, together with applicable published policy statements of the Canadian Securities Administrators;

1.52 "**Selling Firms**" has the meaning given to that term in Section 3.1 of this Agreement;

1.53 "**Selling Jurisdictions**" means the Qualifying Provinces, the United States of America and certain other offshore jurisdictions as may be agreed between the Lead Agents and the Corporation;

1.54 "**Standard Listing Conditions**" has the meaning given to that term in Section 4.3.3 of this Agreement;

1.55 "**Stock Option**" means an option to purchase a Common Share granted pursuant to the stock option plan of the Corporation;

1.56 "**subsidiary**" has the meaning ascribed thereto in National Instrument 45-106 – *Prospectus and Registration Exemptions* – of the Canadian Securities Administrators, as constituted at the date of this Agreement;

1.57 "**Subsidiaries**" means Alter Nrg Ltd., Alter Nrg Limited Partnership, Alter Nrg Commercial Trust and Alter Nrg Administration Ltd.;

1.58 "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Rule 902 of Regulation S;

1.59 "**Supplementary Material**" means, collectively, any amendment to the Final Prospectus, any amended or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws relating to the qualification for distribution of the Common Shares under Securities Laws;

1.60 "**Tax Proposals**" means the proposed changes to the *Income Tax Act* (Canada) affecting the taxation of income trusts announced by the Minister of Finance on October 31, 2006, including, as applicable, the further guidelines announced by the Minister of Finance on December 15, 2006, the Notice of Ways and Means Motion amendments to the *Income Tax Act* (Canada) set forth in the *Budget Implementation Act, 2007* tabled in Parliament on March 27, 2007;

1.61 "**Transfer Agent**" means Valiant Trust Company;

1.62 "**Trust**" means Alter Nrg Income Fund, a mutual fund trust formed pursuant to the laws of the Province of Alberta;

1.63 "**Trust Financial Statements**" means the audited consolidated balance sheet of the Trust as at December 31, 2006 and the audited consolidated statements of operations and deficit and cash flows for the period from commencement of operations on March 9, 2006 to December 31, 2006;

1.64 **"Trust Indenture"** means the trust indenture dated April 28, 2006 among Valiant Trust Company, Alter Nrg Ltd. and Cameron M. Proctor, as settler, under which the Trust was created, as amended from time to time;

1.65 **"Trust Unit"** means a fully paid and non-assessable unit of the Trust;

1.66 **"U.S. Exchange Act"** means the *United States Securities Exchange Act of 1934*, as amended;

1.67 **"U.S. Offering Documents"** means (i) the Preliminary Prospectus supplemented with wrap pages dated the date of the Preliminary Prospectus describing restrictions imposed under the U.S. Securities Act; and (ii) the Final Prospectus supplemented with wrap pages dated the date of the Final Prospectus describing restrictions imposed under the U.S. Securities Act;

1.68 **"U.S. Securities Act"** means the *United States Securities Act of 1933*, as amended;

1.69 **"WPC"** means Westinghouse Plasma Corporation, a private company organized pursuant to the laws of the Commonwealth of Pennsylvania;

1.70 **"WPC Acquisition"** means the acquisition by the Corporation of all of the issued and outstanding shares of WPC pursuant to the WPC Agreement;

1.71 **"WPC Agreement"** means the Amended and Restated Share Purchase Agreement dated as of April 4, 2007 among the shareholders of WPC, Alter Nrg Ltd. and the Corporation; and

1.72 **"WPC License"** means the license agreement dated June 5, 2006 entered into between WPC and Alter Nrg Ltd. granting a license to Alter Nrg Ltd. in respect of certain technology of WPC.

Capitalized terms used but not defined in this Agreement have the meanings given to them in the Final Prospectus.

Any reference in this Agreement to a section, paragraph, subsection, subparagraph, clause or subclause will refer to a section, paragraph, subsection, subparagraph, clause or subclause of this Agreement.

All words and personal pronouns relating to those words will be read and construed as the number and gender of the party or parties referred to in each case required and the verb will be construed as agreeing with the required word and/or pronoun.

2. Filing of Prospectus and Qualification of Common Shares

2.1 The Corporation will, as soon as possible following the execution of this Agreement, file the Final Prospectus, in form and substance satisfactory to the Agents acting reasonably, and all other documents required under the Securities Laws with the Securities Commission in each of the Qualifying Provinces, and will obtain the Final MRRS Decision Document from the Alberta Securities Commission on its own behalf and on behalf of the other Securities Commissions as soon as possible after such filing and, in any event, not later than 5:00 p.m. (Calgary time) on April 10, 2007 (or such other time and/or later date as the Corporation and

the Lead Agents, on behalf of the Agents, may agree) and will have taken all other steps and proceedings that may be necessary on its part in order to qualify the Common Shares for distribution in each of the Qualifying Provinces by the Agents and other Persons who are registered in a category permitting them to distribute the Common Shares under the Securities Laws and who comply with the Securities Laws.

3. Distribution of the Common Shares and Certain Obligations of Agents

3.1 The Agents shall distribute the Common Shares to the public in the Selling Jurisdictions directly and through other investment dealers and brokers, only as permitted by Securities Laws and upon the terms and conditions set forth in the Final Prospectus and in this Agreement. The Agents and such other investment dealers and brokers are collectively referred to herein as the '**Selling Firms**". The Agents will not solicit offers to purchase or sell the Common Shares so as to require registration thereof or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Provinces and shall comply with all the Securities Laws in each of the Qualifying Provinces into and from which they may offer or sell the Common Shares.

3.2 Any agreements between the Agents and the other Selling Firms will contain similar restrictions to the foregoing and the Agents will use their commercially reasonable efforts to cause the Selling Firms to comply with all the Securities Laws. For the purposes of this section, the Agents will be entitled to assume that the Common Shares are qualified for distribution in any Qualifying Provinces in respect of which the Final MRRS Decision Document evidences that a receipt or similar acceptance of the Final Prospectus has been obtained from the applicable Securities Commission following the filing of the Final Prospectus, unless the Agents, or the Lead Agent on behalf of the Agents, receive notice to the contrary from the Corporation or the applicable Securities Commission.

3.3 The Agents will complete, and will use their reasonable commercial efforts to cause the Selling Firms (if any) to complete, the distribution of the Common Shares as promptly as possible after the Time of Closing. The Agents will notify the Corporation when, in the Agents' opinion, the Agents and the Selling Firms (if any) have ceased distribution of the Common Shares and, promptly after completion of the distribution of Common Shares (and, in any event, within the time required by Securities Laws), will provide the Corporation, in writing, with a breakdown of the number of Common Shares distributed in each of the Qualifying Provinces where that breakdown is required by the Securities Commission of that province for the purpose of calculating fees payable to that Securities Commission.

3.4 No Agent will be liable to the Corporation under this Section 3 with respect to a default by any of the other Agents or Selling Firms, as the case may be, unless such Agent participated in or contributed to such default.

4. Delivery of Prospectus and Related Matters

4.1 The Corporation will cause to be delivered to the Agents, at those delivery points as the Agents may reasonably request, as soon as possible, and in any event no later than 5:00 p.m. (Calgary time), on the third Business Day following the issuance of the Final MRRS

Decision Document, and thereafter from time to time during the distribution of the Common Shares in Canada, as many commercial copies of the Final Prospectus as the Agents may reasonably request. The Corporation shall also prepare and promptly deliver to the Agents signed copies of all Supplementary Material. Each delivery of the Final Prospectus or any Supplementary Material (collectively, the "**Offering Documents**") will constitute the Corporation's consent to the use of the Offering Documents by the Agents and the Selling Firms for the distribution of the Common Shares in the Qualifying Provinces.

4.2 Each delivery of the Offering Documents to the Agents by the Corporation in accordance with Sections 4.1 and 4.3 will constitute the representation and warranty of the Corporation to the Agents that (except for the information and statements relating solely to the Agents and furnished by them specifically for use in such document), at the respective times of delivery and, in the case of the Final Prospectus, together with Supplementary Material, if any, at the Time of Closing:

4.2.1 the information and statements contained in each of the Offering Documents:

4.2.1.1 are true and correct in all material respects;

4.2.1.2 do not contain a misrepresentation; and

4.2.1.3 constitute full, true and plain disclosure of all material facts relating to the Common Shares in accordance with the Securities Laws; and

4.2.2 each of the Offering Documents complies in all material respects with the Securities Laws applicable to such Offering Document.

4.3 The Corporation will deliver to the Agents, without charge, in Calgary, Alberta, contemporaneously with or prior to the filing of the Final Prospectus, as the case may be, unless otherwise indicated:

4.3.1 a copy of the Final Prospectus, originally signed on behalf of the Corporation and each of the promoters (as defined under Securities Laws) as required by the Securities Laws of each of the Qualifying Provinces;

4.3.2 a copy of any other document required to be filed by the Corporation under the Securities Laws in connection with the distribution of the Common Shares contemplated by this Agreement;

4.3.3 evidence satisfactory to the Agents, acting reasonably, that the approval of the listing and posting for trading on the TSX Venture Exchange of the Common Shares, subject only to satisfaction by the Corporation of customary conditions imposed by the TSX Venture Exchange in similar circumstances (the "**Standard Listing Conditions**"), has been obtained or shall be forthcoming prior to Closing; and

4.3.4 a "long-form" comfort letter or comfort letters dated the date of the Final Prospectus, in form and substance satisfactory to the Agents, addressed to the Agents and to the board of directors of the Corporation from Deloitte, and based on a review completed

not more than two Business Days prior to the date of the Final Prospectus, with respect to certain financial and accounting information relating to the Corporation in the Final Prospectus, which letter shall be in addition to the auditors' report contained in the Final Prospectus and any auditors' comfort letters addressed to the Securities Commissions.

4.4 Comfort letters and other documents substantially similar to those referred to in Sections 4.3.2 and 4.3.4 of this Agreement will be delivered to the Agents and their counsel with respect to any Supplementary Material or other relevant document concurrently with the filing of the Supplementary Material or other relevant document.

4.5 During the period commencing on the date hereof and until completion of the distribution of the Common Shares, the Corporation will promptly provide to the Agents drafts of any press releases of the Corporation for review by the Agents and the Agents' counsel prior to issuance, provided that any such review will be completed by the Agents in a timely manner.

4.6 Prior to the filing of the Final Prospectus or any Supplementary Material and the Time of Closing, the Corporation will allow the Agents to participate fully in the preparation of such documents and will allow the Agents and their advisors and representatives to conduct all additional due diligence investigations which they may reasonably require in order to fulfill their obligations as agents in connection with the distribution of the Common Shares and in order to enable them to execute the certificate required to be executed by them in the Final Prospectus and any Supplementary Material, which may include investigations conducted up to the Time of Closing. Without limiting the scope of the due diligence inquiries the Agents may conduct, the Corporation shall make available its directors, senior management, auditors, independent mineral consultants and legal counsel to answer any questions which the Agents may have and to participate in one or more due diligence sessions to be held prior to Closing (collectively, the '**Due Diligence Session**"). The Agents shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its reasonable commercial efforts to have its auditors, consultants and legal counsel provide written responses to such questions in advance of the Due Diligence Session.

4.7 Each of the Agents, severally and not jointly, represents and warrants to and covenants and agrees with the Corporation that:

4.7.1 it shall use its best efforts to effect the successful distribution of the Common Shares in a manner adequate to satisfy the listing requirements of the TSX Venture Exchange for listing of the Common Shares;

4.7.2 it shall promptly provide any information reasonably required in connection with any requirements of the TSX Venture Exchange relating to the sale and issue of Common Shares and the listing of the Common Shares;

4.7.3 it shall comply with all applicable laws during the course of distribution of the Common Shares, including the delivery of a commercial copy of the Prospectus and any Prospectus Amendment to each of the Subscribers; and

4.7.4 it shall promptly provide the Corporation with a breakdown of the number of Common Shares sold in each Qualifying Province for the purpose of calculating fees payable to the applicable securities regulatory authorities in the Qualifying Provinces.

5. Material Change

5.1 The Corporation will promptly inform the Agents in writing during the period prior to the completion of the distribution of the Common Shares of the full particulars of:

5.1.1 any change (whether actual, anticipated, contemplated or proposed by, or threatened against, the Corporation and whether financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, prospects, operations, capital or control of the Corporation, the Trust or the Subsidiaries, that would be material to the Corporation, the Trust or the Subsidiaries, considered as a whole;

5.1.2 any material fact which has arisen or has been discovered and would have been required to have been stated in the Offering Documents had that fact arisen or been discovered on, or prior to, the date of any of the Offering Documents; or

5.1.3 any change in any material fact or any misstatement of any material fact contained in any of the Offering Documents or any new material fact that has occurred or been discovered after the date of this Agreement,

which, in any case, is of such a nature as to render any of the Offering Documents untrue or misleading in any material respect or to result in any misrepresentation in any of the Offering Documents or which would result in any of the Offering Documents not complying in all material respects with the Securities Laws.

5.2 The Corporation will comply with Section 115 of the *Securities Act* (Alberta) and with the comparable provisions of the Securities Laws of the other Qualifying Provinces, and the Corporation will prepare and will file promptly at the request of the Agents any Supplementary Material which, in the opinion of the Agents, acting reasonably, may be necessary or advisable, and will otherwise comply with all legal requirements necessary to continue to qualify the Common Shares for distribution in each of the Qualifying Provinces.

5.3 In addition to the provisions of Sections 5.1 and 5.2, the Corporation will, in good faith, discuss with the Agents any change or fact contemplated in Section 5.1 which is of such a nature that there may be reasonable doubt as to whether notice should be given to the Agents under Section 5.1 and will consult with the Agents with respect to the form and content of any Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such Supplementary Material will be filed with any Securities Commission prior to the review and approval by the Agents and their counsel, acting reasonably, provided that any such review will be completed by the Agents and their counsel in a timely manner.

5.4 The Corporation will promptly inform the Agents in writing during the period prior to the completion of the distribution of the Common Shares of the full particulars of:

5.4.1 any request of any Securities Commission for any amendment to the Final Prospectus or any Supplementary Material or for any additional information in respect of the Offering or the Corporation, the Trust or the Subsidiaries;

5.4.2 the receipt by the Corporation of any material communication, whether written or oral, from any Regulatory Authority relating to the Offering Documents or the Offering;

5.4.3 any notice or other correspondence received by the Corporation from any Governmental Body requesting any information, meeting or hearing relating to the Corporation or the Trust or any directors or officers thereof, the Offering or any other event or state of affairs that the Corporation reasonably believes could have a Material Adverse Effect; or

5.4.4 the issuance by any Regulatory Authority of any order to cease or suspend trading or distribution of the Common Shares, or of the institution, or threat of institution of any proceedings for that purpose or any notice of investigation that could potentially result in an order to cease or suspend trading or distribution of the Common Shares.

6. Regulatory Approvals

6.1 The Corporation will file or cause to be filed with the TSX Venture Exchange prior to the filing of the Final Prospectus with the Securities Commissions all necessary documents and will take or cause to be taken all necessary steps to ensure that the Common Shares have been approved for listing and posting for trading on the TSX Venture Exchange, subject only to satisfaction by the Corporation of the Standard Listing Conditions.

6.2 The Corporation will make all necessary filings, take all necessary steps and pay all filing fees required to be paid in connection with the transactions contemplated in this Agreement.

6.3 Prior to the filing of the Final Prospectus, the Corporation shall provide the Agents and their counsel with written evidence of the receipt of each material regulatory approval required to give effect to the transactions contemplated in this Agreement.

7. Covenants Respecting the Reorganization and the WPC Acquisition

7.1 Each of the Trust and the Corporation will use reasonable commercial efforts to ensure that, at or prior to the Time of Closing:

7.1.1 all actions have been taken and all required authorizations and approvals have been obtained to complete the transactions contemplated by the Reorganization, subject only to the listing of the Common Shares on the TSX Venture Exchange; and

7.1.2 the Corporation has satisfied all conditions on its part to be satisfied pursuant to the WPC Agreement and all actions have been taken and all required authorizations and approvals have been obtained to complete the WPC Acquisition other than the payment of the Purchase Price.

7.2 Each of the Trust and the Corporation will, as soon as reasonably practicable following the Closing, take all steps necessary to complete the transactions contemplated by the Reorganization and the WPC Acquisition.

8. Representations, Warranties and Covenants of the Corporation

The Corporation and the Trust jointly and severally represent and warrant to, and agree with, the Agents that:

8.1 each of the Trust, the Corporation and the Subsidiaries has been duly incorporated or formed, as the case may be, and is validly existing under the laws of the Province of Alberta, and has all requisite corporate power, capacity and authority to own its properties and assets and to carry on its business and affairs as currently conducted and as disclosed in the Final Prospectus, and each of the Trust, the Corporation and the Subsidiaries has all requisite corporate power, capacity and authority to enter into and deliver this Agreement and the other Material Agreements to which it is a party and to perform its obligations hereunder and thereunder;

8.2 each of the Trust, the Corporation and the Subsidiaries is duly registered, licensed or qualified to carry on business in each jurisdiction and with such regulatory authorities, including the applicable Regulatory Authorities, if any, where the failure to be so registered, licensed or qualified would have a Material Adverse Effect;

8.3 the Trust currently owns and the Corporation will, following the completion of the Reorganization own, directly or indirectly, all of the issued and outstanding securities in the capital of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such securities have been duly authorized and validly issued and, other than rights arising pursuant to the Reorganization and the WPC License, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase of any interest in any of such securities or for the issue or allotment of any unissued securities in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such securities;

8.4 other than the Subsidiaries and other than the Trust's current ownership of the Corporation, neither the Corporation nor the Trust currently hold any shares, other securities, options or rights to subscribe for shares or other securities of any corporation, partnership or other entity;

8.5 the Common Shares to be sold under this Agreement by the Corporation will be duly and validly created and issued by the Corporation and, when issued and sold by the Corporation, will be fully paid and non-assessable Common Shares of the Corporation;

8.6 there is no action, suit, investigation, arbitration or proceeding before any Regulatory Authority or Governmental Body or, to the knowledge of the Corporation by any other Person, pending, or, to the knowledge of the Corporation threatened, against or affecting the Corporation or the Trust or their respective businesses which, individually or in the

aggregate, if determined adversely to the interest of the Corporation or the Trust would have a Material Adverse Effect;

8.7 the execution, delivery and performance by the Corporation, the Trust and the Subsidiaries, as applicable, of this Agreement and each of the other Material Agreements to which it is or will be a party and the completion of the transactions contemplated by the Reorganization:

8.7.1 has been duly authorized by all necessary action on the part of the Corporation, the Trust and the Subsidiaries, as applicable;

8.7.2 does not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party, except: (a) those which have been obtained (or will be obtained prior to the Time of Closing), or (b) those as may be required (and will be obtained prior to the Time of Closing) under the Securities Laws;

8.7.3 does not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under:

8.7.3.1 any of the terms or provisions of the constating documents or resolutions of the board of directors (or any committee thereof) or resolutions of securityholders of the Corporation, the Trust or the Subsidiaries, as applicable; or

8.7.3.2 any Law applicable to the Corporation, the Trust or the Subsidiaries or any judgment, decree, order or award of any court, Governmental Body or arbitrator having jurisdiction over the Corporation, the Trust or the Subsidiaries, of which the Corporation or the Trust is aware, or any agreement, license or permit necessary for the conduct of its business, to which the Corporation, the Trust or the Subsidiaries is a party or by which their respective business may be affected;

provided in each case, such breach, violation, conflict, default or rights would have a Material Adverse Effect or affect the ability of any of the Corporation, the Trust or the Subsidiaries to perform its obligations under this Agreement and each of the other Material Agreements to which it is or will be a party;

8.7.4 will not give rise to any Lien on or with respect to the properties or assets now owned or hereafter acquired by the Corporation, the Trust or the Subsidiaries or the acceleration of or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting the Corporation, the Trust or the Subsidiaries or any of their respective properties;

8.8 at or prior to the Time of Closing, each of the Material Agreements to which the Corporation, the Trust or the Subsidiaries is or will be a party, has been or will have been, duly executed and delivered by the Corporation, the Trust and the Subsidiaries, as applicable, and

constitutes or will constitute, as applicable, a legal, valid and binding obligation of the Corporation, the Trust and the Subsidiaries, as applicable, enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights generally, and subject to the qualification that equitable remedies (including specific performance and injunctive relief) may only be granted in the discretion of a court of competent jurisdiction and that rights of indemnity, contribution and waiver and the ability to sever unenforceable terms may be limited by applicable Laws and that enforceability may be limited by applicable Laws regarding limitation of actions;

8.9 none of the Trust, the Corporation or the Subsidiaries is: (a) in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, note, contract, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, or (b) in violation of the provisions of its articles or resolutions or any statute or any judgment, decree, order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties, in each case which breach, violation or default or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect;

8.10 each of the Trust, the Corporation and the Subsidiaries has conducted and is conducting its business in compliance with all applicable Laws, rules and regulations of each jurisdiction in which it carries on business (except where non-compliance with such Laws, rules or regulations would not have a Material Adverse Effect), and holds all licences, registrations and qualifications (the "**Licences**") which are material to it in all jurisdictions in which it carries on business and the Licences are in good standing and there is no event that constitutes, or with the giving of notice, the lapse of time or the happening of any other event or condition, will constitute a default under the Licences and the Licences are in full force and effect, and have not been rescinded, terminated or otherwise nullified except where such default under the Licenses or rescission, termination or nullifications of the Licenses would not have a Material Adverse Effect;

8.11 other than the IPO Escrow Agreement, the Dighe Escrow Agreement and any agreement or requirement resulting from the application of section 10 of the TSX Venture Exchange Policy 5.4, there is no agreement in force or effect or contemplated which in any manner affects or will affect the voting or control of any of the securities of the Corporation;

8.12 the authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, and immediately prior to the Time of Closing there will be ten Common Shares and no preferred shares validly issued and outstanding as fully paid and non-assessable. Other than (a) pursuant to the terms of this Agreement and the WPC License, (b) 17,555,272 Common Shares to be issued pursuant to the Reorganization, (c) 3,603,743 Common Shares to be issued pursuant to the WPC Acquisition (subject to adjustment based on the Canada/United States exchange rate) and (d) 3,666,457 Common Shares reserved or to be reserved prior to the Time of Closing for issuance on exercise of Stock Options, no other Common Shares will be reserved for issuance;

8.13 the Trust is authorized to issue an unlimited number of Trust Units and there are 17,555,272 Trust Units and 1,434,100 options to acquire Trust Units validly issued and outstanding as fully paid and non-assessable;

8.14 except pursuant to the Reorganization, the WPC Acquisition and the WPC License, each as disclosed in the Final Prospectus, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such (i) under which the Corporation or the Trust, is, or may become, obligated to issue any of its securities or (ii) for the purchase of any security (including debt) of the Corporation or the Trust or any part of their respective businesses;

8.15 other than as may be required under the Securities Laws or by the TSX Venture Exchange, no consent, approval, authorization, order, registration or qualification of or with any court, Governmental Body or other third party is required for the issue, sale, delivery and distribution of the Common Shares, as contemplated by this Agreement, or the consummation by the Corporation of the other transactions contemplated by this Agreement except as have been obtained, or where a failure to satisfy such requirement would not have a Material Adverse Effect or would not prevent the consummation of the transactions contemplated by this Agreement;

8.16 since December 31, 2006, other than as disclosed in the Final Prospectus:

8.16.1 there has not been any Material Adverse Change in the Trust or the Corporation;

8.16.2 there has not been any material change in the equity capitalization or long-term or short-term debt of the Trust or the Corporation;

8.16.3 each of the Corporation and the Trust has carried on its business in the ordinary course and in the manner described in the Final Prospectus;

8.17 except pursuant to the Reorganization or as otherwise disclosed in the Final Prospectus, none of the Corporation, the Trust or any Subsidiary has approved, is contemplating, has entered into any agreement in respect of or has knowledge of (a) the purchase of any property material to the Corporation, the Trust and the Subsidiaries, taken as a whole, or assets or any interest therein or the sale, transfer or other disposition of any property material to the Corporation, the Trust and the Subsidiaries, taken as a whole, or assets or any interest therein currently owned, directly or indirectly, by the Corporation, the Trust or the Subsidiaries whether by asset sale, transfer of shares or otherwise; or (B) the change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation, the Trust or the Subsidiaries or otherwise) of the Corporation, the Trust or any Subsidiary;

8.18 other than the October Pronouncement, the Corporation is not aware of any legislation or proposed legislation which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Corporation, the Trust and the Subsidiaries, taken as a whole;

8.19 the Transfer Agent at its principal office in Calgary has been or will be at the Time of Closing the duly appointed registrar and transfer agent of the Corporation with respect to the Common Shares;

8.20 the TSX Venture Exchange has conditionally approved the listing of the Common Shares, subject to satisfaction by the Corporation of the Standard Listing Conditions;

8.21 the form and terms of the certificates for the Common Shares have been approved and adopted by the board of directors of the Corporation and do not conflict with any applicable Laws and comply with the rules of the TSX Venture Exchange;

8.22 the Common Shares to be issued and sold by the Corporation pursuant to the Offering as described in this Agreement and in the Final Prospectus have been, or prior to the Time of Closing will be duly created and, when issued, delivered and paid for in full, will be validly issued and fully paid Common Shares of the Corporation, as applicable, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

8.23 the Trust Financial Statements fairly present, in all material respects, in accordance with Canadian generally accepted accounting principles, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and the Subsidiaries, on a consolidated basis, as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and the Subsidiaries, on a consolidated basis, as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

8.24 the Pro Forma Financial Statements, including the notes thereto, have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Corporation, the Trust and WPC, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and such Pro Forma Financial Statements accurately reflect such assumptions;

8.25 the Trust has made available to Norwest, prior to the issuance of the Norwest Report, for the purpose of preparing the Norwest Report, all information requested by Norwest and no such information contains any misrepresentation. The Trust has no knowledge, having made due inquiries, of any material adverse change in any production, cost, price, reserves or other relevant information provided to Norwest since the dates that such information was so provided;

8.26 to the knowledge of the Corporation, having made due inquiry, the Norwest Report accurately and completely sets forth all material facts relating to the interests of the Corporation in the Fox Creek Property;

8.27 since the date of preparation of the Norwest Report, there has been no change of which the Corporation or the Trust is aware, having made due inquiry, that would disaffirm any aspect of the Norwest Report in any material respect;

8.28 Norwest is "Independent" within the meaning of NI 43-101 and the Corporation is not aware, having made due inquiry, of any facts or other information that would suggest otherwise;

8.29 to the knowledge of the Corporation and the Trust, having made due inquiry, there are no expropriations or similar proceedings or any material challenges to title or ownership, actual or threatened, against the Trust's direct or indirect interests in the Fox Creek Property;

8.30 while the Trust does not warrant title, the mineral property rights and interests directly or indirectly held by the Trust pursuant to the Leases are in good standing, are valid and enforceable, and no material royalty is payable in respect of any of them, except as set out in the Norwest Report;

8.31 the Leases held directly or indirectly by the Trust represent valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments sufficient to permit the Trust or its Subsidiaries to explore for and extract minerals in respect of the lands covered by such leases;

8.32 any and all agreements and other documents and instruments pursuant to which the Trust and its Subsidiaries hold the property and assets thereof are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Trust and its Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor to the knowledge of the Trust, has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all leases, licenses and claims pursuant to which the Trust and its Subsidiaries derive the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, license or claim and all taxes required to be paid with respect to such properties or assets to the date hereof have been paid;

8.33 the Trust and the Corporation are insured by insurers of recognized financial responsibility and copies of all of the Corporation's policies of insurance have been provided to the Agents; all policies of insurance and fidelity or surety bonds insuring the Trust, the Corporation or their business, assets, employees, officers and directors are in full force and effect; the Trust and the Corporation are in compliance with the terms of such policies and instruments in all material respects; and there are no material claims by the Trust or the Corporation under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Trust nor the Corporation has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect;

8.34 except as disclosed in the Final Prospectus, (i) the Trust and the Subsidiaries are in compliance with Environmental Laws, (ii) the Trust and the Subsidiaries have received and

are in compliance with all permits, Licenses or other approvals required of them under applicable Environmental Laws to conduct their business, and (iii) the Trust and the Subsidiaries have not received notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except where such non-compliance with Environmental Laws, failure to receive required permits, Licenses or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect;

8.35 the Trust has conducted a pre-acquisition investigation in respect of WPC to determine the effect of Environmental Laws thereon solely through inquiries of the shareholders of WPC and site visits of WPC's Pittsburgh, Pennsylvania facility. On the basis of such limited investigation and the representations and warranties given by the shareholders of WPC in the WPC Agreement, except as set forth in or contemplated in the Final Prospectus, the Trust has concluded that associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, License or approval, any related constraints on operating activities and any potential liabilities to third parties) would not, individually or in the aggregate, have a Material Adverse Effect;

8.36 none of the Trust, the Corporation or any Subsidiary has any outstanding liability, contingent or otherwise, and none of the Trust, the Corporation or any Subsidiary was a party to or bound by any agreement of guarantee, support, indemnification, assumption or endorsement of, or any other similar commitment with respect to, the obligations, liabilities (contingent or otherwise) or indebtedness of any Person other than those reflected in the Final Prospectus, the indemnification and contribution provisions in this Agreement or other liabilities in the ordinary course of business, consistent with past practice;

8.37 other than as prohibited by the ABCA, the Corporation is not currently prohibited, directly or indirectly, from paying any dividends, from making any other distribution on its capital stock, shares or other securities, or from paying any interest or repaying any loans, advances or other indebtedness;

8.38 no Regulatory Authority has issued any order preventing the use of any of the Offering Documents or preventing or suspending the distribution of the Common Shares or the trading of Common Shares generally and neither the Trust nor the Corporation is aware of any investigation, order, inquiry or proceeding that has been commenced or which is pending, contemplated or threatened by any such authority;

8.39 to the knowledge of the Trust and the Corporation, other than the Agents and the Selling Firms, or as otherwise provided in this Agreement, there is no Person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, finder's or agency fee in connection with the distribution of the Common Shares;

8.40 the books and records of the Trust, the Corporation and the Subsidiaries made available to the Agents, or their counsel, in connection with their due diligence investigations for the periods from their respective dates of creation, incorporation or amalgamation, as the case may be, to the date of examination thereof are the original books and records of the Trust, the

Corporation and the Subsidiaries and contain copies of all proceedings (or certified copies thereof) of the securityholders, board of directors and all committees of the board of directors, trustees and partners of such entities and there have been no other meetings, resolutions or proceedings of the securityholders, board of directors (other than minutes for meetings which have not been finalized, material details respecting which have been provided to the Agents) or any committee of the board of directors, trustees or partners to the date of review of such books and records not reflected in such books and records other than those which have been disclosed to the Agents;

8.41 each of the Corporation, the Trust and the Subsidiaries has properly completed and filed on a timely basis all tax returns required to be filed by it and all federal, state, provincial, local and foreign income, profits, franchise, sales, use, occupancy, excise and other taxes and assessments (including interest and penalties) that are or may become payable by or due from the Corporation, the Trust and the Subsidiaries have been fully paid when due or adequate provisions have been made in respect thereof in the books and records of the Corporation, the Trust and the Subsidiaries, as applicable;

8.42 Deloitte are independent public accountants as required under applicable Laws and there has not been any disagreement (within the meaning of National Instrument 51-102 – *Continuous Disclosure Obligations* – of the Canadian Securities Administrators) with Deloitte in its capacity as the auditors of the Corporation and the Trust;

8.43 none of the Corporation's directors or officers are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

8.44 to the knowledge of the Corporation, having made due inquiry, the written responses delivered by the directors and senior officers of the Corporation to questions asked by the Agents at the Due Diligence Session (the "**Responses**") are true and correct where they relate to matters of fact and such responses taken as a whole do not omit any fact or information necessary to make any of such responses not misleading in light of the circumstances in which such responses were given. Where the Responses reflect the opinion or view of the Corporation or its directors or officers (including, as regards Responses or portions of such Responses, which are forward–looking or otherwise relate to projections, forecasts or estimates of future performance or results (operating, financial or otherwise ("**Forward-looking Statements**")), such opinions or views are subject to the qualifications and provisos set forth in the Responses and were honestly held and believed to be reasonable at the time they were given; provided, however, it shall not constitute a breach of this section 8.44 solely if the actual results vary or differ from those contained in Forward-looking Statements;

8.45 except as disclosed in the Final Prospectus, none of the directors, officers or employees of the Corporation, no Person who owns, or will following the completion of the Reorganization and the WPC Acquisition own, directly or indirectly, more than 10% of any class of securities of the Corporation or securities of any Person exchangeable for more than 10% of any class of securities of the Corporation, nor any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or

any proposed material transaction with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation;

8.46 the Corporation has provided a copy of the WPC Agreement and related documents to the Agents and there have been no further amendments to the WPC Agreement;

8.47 the representations and warranties of the Corporation or the Subsidiaries, as applicable, in the WPC Agreement are and/or were true and correct at the dates they were given and the Corporation and the Subsidiaries has complied or will comply with all of the covenants and agreements made by them in the WPC Agreement;

8.48 the Corporation has no reason to believe that all conditions precedent to the WPC Acquisition (other than the payment of the Purchase Price) and the Reorganization (other than the listing of the Common Shares on the TSXV, the approval of the amendments to the Trust Indenture by the holders of Trust Units and the receipt of the requisite approvals from the Court of Queen's Bench of Alberta) becoming effective have not been satisfied or will not be satisfied prior to the Closing Date;

8.49 to the best of the knowledge of the Corporation and the Trust, the representations and warranties of the shareholders of WPC provided in the WPC Agreement are true and correct in all material respects and nothing has come to the attention of the Trust or the Corporation that any of such representations and warranties are not true and correct in all material respects;

8.50 neither the Trust nor the Corporation is aware of any breach by the shareholders of WPC of any covenants in the WPC Agreement on the date hereof except such that would not have a material adverse effect on WPC; and

8.51 the Corporation intends to complete the WPC Acquisition and, subject to completion of the Offering and the payment of the Purchase Price from the proceeds of the Offering, is not aware of any reason that is reasonably likely to occur that the WPC Acquisition will not be completed as contemplated prior to April 30, 2007 and the Corporation is not aware of any event which has occurred which would provide any of the parties to the WPC Agreement with a reasonable basis to terminate or seek termination of the WPC Agreement.

9. Conditions of Closing

9.1 The obligation of the Agents to act as agents with respect to the Offering will be subject to the following conditions, which conditions may be waived in writing in whole or in part by the Lead Agents on behalf of the Agents:

9.1.1 the Agents will have received a legal opinion from Blake, Cassels & Graydon LLP, counsel to the Corporation, dated and delivered the Closing Date, in form and substance satisfactory to the Agents and their counsel, acting reasonably (and such counsel may rely upon opinions of local counsel where such counsel deems such reliance proper as to the laws other than those of British Columbia, Alberta and

Ontario and may rely as to matters of fact, on certificates of auditors, public officials and officers of the Corporation) with respect to the following matters:

9.1.1.1 each of the Corporation, the Trust and the Subsidiaries (a) is duly incorporated or formed, as applicable, and validly existing under the laws of the jurisdiction of its incorporation or formation, (b) is duly qualified to carry on its business in each jurisdiction in which it currently carries on business, and (c) has all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets, as described in the Final Prospectus;

9.1.1.2 as to the authorized capital of the Corporation and the Trust and as to the number of Common Shares and Trust Units which are issued and outstanding as fully paid and non-assessable Common Shares and Trust Units and the number of stock options outstanding as at the date of such opinion;

9.1.1.3 each of the Preliminary Prospectus and the Final Prospectus, and the execution and filing of each of the Preliminary Prospectus and the Final Prospectus with the Securities Commissions, have been duly approved and authorized by all necessary action on the part of the Corporation, and each of the Preliminary Prospectus and the Final Prospectus have been duly executed by and on behalf of the Corporation;

9.1.1.4 the Common Shares have been validly authorized and issued and are outstanding as fully paid and non-assessable Common Shares of the Corporation and the Common Shares to be issued pursuant to the Offering will, upon receipt of consideration therefore, be validly authorized and issued as fully paid and non-assessable Common Shares of the Corporation;

9.1.1.5 the Trust Units have been validly authorized and issued and are outstanding as fully paid and non-assessable Trust Units of the Trust;

9.1.1.6 all necessary action has been taken by the board of directors of each of Corporation, the Trust and the Subsidiaries to authorize the execution and delivery by it of this Agreement and each of the other Material Agreements to which it is or will at Closing become a party, and the performance of its obligations under this Agreement and each of the other Material Agreements to which it is or will at Closing become a party, and this Agreement and each of the other Material Agreements to which it is or will at Closing become a party has been duly executed and delivered by the Corporation, the Trust and the Subsidiaries, as applicable, and constitutes a legal, valid and binding obligation of the Corporation, the Trust and the Subsidiaries, as applicable, and this Agreement is enforceable against it in accordance with its terms, subject to customary exceptions and limitations

relating to bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights and equitable remedies generally;

9.1.1.7 the form and terms of the certificate for each of the Common Shares (a) has been approved and adopted by the board of directors of the Corporation, (b) does not conflict with the ABCA or the constating documents of the Corporation, and (c) complies with the requirements of the TSX Venture Exchange;

9.1.1.8 the Corporation has taken all necessary corporate action to duly appoint the Transfer Agent at its principal offices in Calgary as the transfer agent and registrar for the Common Shares;

9.1.1.9 the execution and delivery of this Agreement and each of the Material Agreements to which the Corporation, the Trust or the Subsidiaries is or will at Closing become a party, and the fulfilment by the Corporation, the Trust and the Subsidiaries of the terms of this Agreement and each of the Material Agreements to which the Corporation, the Trust or the Subsidiaries is or will at Closing become a party:

(a) do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(i) any of the terms, conditions or provisions of the constating documents or resolutions of the securityholders or board of directors, or any committee of the board of directors, trustees or partners of the Corporation, the Trust or the Subsidiaries; or

(ii) any Laws of Alberta applicable to the Corporation, the Trust or the Subsidiaries; or

(b) to counsel's knowledge do not (or will not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a breach or a violation of, or conflict with or result in a default under, or allow any other Person to exercise any rights under, any agreement, license or permit to which the Corporation, the Trust or the Subsidiaries is a party or by which its business may be affected;

which individually or in the aggregate would have or result in a Material Adverse Effect or affect the ability of any of the Corporation, the Trust or the Subsidiaries to perform its obligations under this Agreement and each of the Material Agreements to which it is a party; and

(c) to counsel's knowledge, do not require the consent, approval, authorization, registration or qualification of or with any court, Governmental Body or other third party;

9.1.1.10 all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Provinces in order to qualify the distribution of the Common Shares through investment dealers or brokers who are registered under applicable legislation of the Qualifying Provinces and who have complied with the relevant provisions of such applicable legislation;

9.1.1.11 the TSX Venture Exchange has conditionally approved the listing of the Shares, subject to the satisfaction of the Standard Listing Conditions; and

9.1.1.12 as to such other matters as the Agents or counsel to the Agents may reasonably request;

9.1.2 the Agents will have eceived an opinion from Morgan, Lewis & Bockius LLP, United States counsel to the Corporation, addressed to the Agents and Agents' counsel, in form and substance reasonably satisfactory to the Agents and Agents' counsel, to the effect that the offering and sale of the Common Shares in the manner contemplated by this Agreement and the Final Prospectus do not require registration of such Common Shares under the U.S. Securities Act and that the WPC Agreement is enforceable against the Corporation and Alter Nrg Ltd. in accordance with its terms, subject to customary exceptions and limitations relating to bankruptcy, insolvency and other similar laws affecting the enforcement of creditors' rights and equitable remedies generally;

9.1.3 the Agents will have received certificates dated the Closing Date signed by those senior officers of the Corporation and of the administrator of the Trust as may be acceptable to the Agents, acting reasonably, in form and content satisfactory to the Agents, acting reasonably, with respect to:

9.1.3.1 the constating documents of the Corporation;

9.1.3.2 the resolutions of the board of directors of the Corporation and of the board of directors of the administrator of the Trust relevant to the issue and sale of the Common Shares, listing of the Common Shares on the TSX Venture Exchange, appointment of the Transfer Agent, approval of the form of certificates representing the Common Shares, the completion of the Reorganization, the execution of this Agreement and each of the other Material Agreements to which the Corporation or the Trust, as applicable, is a party and matters ancillary thereto; and

9.1.3.3 the incumbency and signatures of signing officers of the Corporation and the Trust;

9.1.4 the Agents will have received from Deloitte a comfort letter, dated the Closing Date, in form and substance satisfactory to the Agents, acting reasonably, bringing forward to the date which is two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4.3.4;

9.1.5 the Corporation will have delivered to the Agents, at the Time of Closing, a certificate dated the Closing Date addressed to the Agents and signed by the President and Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation, certifying for and on behalf of the Corporation, after having made due inquiries, with respect to the following matters:

9.1.5.1 the Corporation has complied, in all material respects, with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing, except to the extent that the same have been waived by the Agents pursuant hereto;

9.1.5.2 the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct, in all material respects, as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Agreement;

9.1.5.3 no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority; and

9.1.5.4 as to such other matters as the Agents may reasonably request;

and all of those matters will in fact be true and correct as at the Time of Closing;

9.1.6 the Trust will have delivered to the Agents, at the Time of Closing, a certificate dated the Closing Date addressed to the Agents and signed by the President and Chief Executive Officer of Alter Nrg Ltd. and the Chief Financial Officer of the Alter Nrg Ltd., certifying for and on behalf of the Trust, after having made due inquiries, with respect to the following matters:

9.1.6.1 the Trust has complied, in all material respects, with all the covenants and satisfied all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Time of Closing, except to the extent that the same have been waived by the Agents pursuant hereto;

9.1.6.2 the representations and warranties of the Trust contained in this Agreement, and in any certificates of the Trust delivered pursuant to or in

connection with this Agreement, are true and correct, in all material respects, as at the Time of Closing, with the same force and effect as if made on and as at the Time of Closing, after giving effect to the transactions contemplated by this Agreement;

9.1.6.3 no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares has been issued and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority; and

9.1.6.4 as to such other matters as the Agents may reasonably request;

and all of those matters will in fact be true and correct as at the Time of Closing;

9.1.7 all actions required to be taken by or on behalf of the Corporation, including the passing of all requisite resolutions of the board of directors of the Corporation and all requisite filings with Governmental Bodies and Regulatory Authorities will have occurred at or prior to the Time of Closing so as to validly authorize the execution and filing of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

9.1.8 each of the IPO Escrow Agreement and the Dighe Escrow Agreement will have been entered into by the parties and under the terms described in the Final Prospectus;

9.1.9 the Common Shares will have been listed on the TSX Venture Exchange effective as of the Closing Date, subject only to the Standard Listing Conditions;

9.1.10 senior management of the Corporation shall have attended a final "update" due diligence session and shall have provided to the Agents written responses to the questions posed at such session;

9.1.11 the Trust shall have received approval of the transactions contemplated by the Reorganization at a meeting of the holders of Trust Units called for such purpose and all conditions, undertakings and other matters to be satisfied, completed and otherwise met to complete the Reorganization substantially on the terms set forth in the Final Prospectus shall have been satisfied, completed or otherwise met, other than the listing of the Common Shares on the TSX Venture Exchange and there shall be no material reason why the Arrangement will not be completed forthwith upon the listing of the Common Shares on the TSX Venture Exchange;

9.1.12 all conditions, undertakings and other matters to be satisfied, completed and otherwise met prior to the completion of WPC Acquisition (substantially in accordance with the WPC Agreement without waiver thereof, in whole or in part, by any of the parties thereto unless the consent of the Lead Agents is given to such waiver, acting reasonably) have been satisfied, completed or otherwise met, other than the payment of the Purchase Price to be paid pursuant to the WPC Agreement

for which the proceeds of the Offering are required, in whole or in part, and there is no material reason why the WPC Acquisition will not be completed forthwith upon release of the proceeds of the Offering to the Corporation;

9.1.13 neither the Corporation nor any of the Subsidiaries is in material breach of or default under the WPC Agreement, as of the Effective Date, and none of the representations and warranties of the Corporation or the Subsidiaries contained in the WPC Agreement are untrue, in any material respect, as of the Effective Date;

9.1.14 there is no material impediment, restriction or prohibition to the completión on of the WPC Acquisition (on the terms and subject to the conditions contained in the WPC Agreement) forthwith upon delivery of the proceeds of the Offering pursuant to Section 10 hereof; and

9.1.15 the Agents will have received such other certificates, opinions, agreements, materials or documents in form and substance satisfactory to the Agents and the Agent's counsel as the Agents and the Agents' counsel may reasonably request.

10. Closing

10.1 The Corporation will deliver to the Lead Agents one or more definitive certificates representing in aggregate the Common Shares issued pursuant to the Offering registered in such name or names as the Lead Agents shall notify the Corporation in writing not less than 48 hours prior to the Time of Closing.

10.2 Delivery of the certificates representing the Common Shares pursuant to Section 10.1 above will be made against delivery by the Agents of the purchase price for such Common Shares in immediately available funds, net of the Agency Fee and the Agents' expenses payable by the Corporation pursuant to Section 15, which funds shall be paid as follows: (a) a portion of such funds equal to the Purchase Price shall be delivered by certified cheque or wire transfer to an account designated by Morgan Lewis & Bockius LLP, counsel for the Corporation, to be held in trust and pursuant to escrow conditions satisfactory to the Lead Agents, and paid to the shareholders of WPC pursuant to the WPC Agreement; and (b) the remainder of such funds shall be paid by certified cheque or wire transfer to such account of the Corporation as the Corporation shall direct. The directions referred to in this Section 10.2 shall be delivered to the Lead Agents on behalf of the Agents in writing not less than 48 hours prior to the Time of Closing.

10.3 At or prior to the Time of Closing, the Agents shall have received all of the certificates, opinions, agreements, materials or other documents specified in Section 9.1. Such certificates, opinions, agreements, materials and other documents, and the securities and purchase price specified in Section 10.2 may be delivered prior to the Time of Closing and held in escrow, to be released upon the conditions agreed among the Agents and the Corporation.

11. Restrictions on Further Issues or Sales

11.1 During the period commencing on the Closing Date and ending on the day which is 120 days following the Closing Date, the Corporation will not directly or indirectly, without the prior written consent of the Lead Agents on behalf of the Agents (which consent will not be unreasonably withheld), directly or indirectly issue, sell, offer, grant an option or right in respect of, or otherwise dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for any Common Shares, or announce any intention to effect the foregoing, other than (a) the sale of Common Shares pursuant to this Agreement, (b) the issuance of 17,555,272 Common Shares pursuant to the Reorganization and the Common Shares issuable pursuant to the WPC Agreement and the WPC License, (c) the grant of Stock Options pursuant to the Corporation's stock option plan which, when aggregated with outstanding Stock Options, will represent no more than 10% of the outstanding Common Shares at the date of grant, and (d) Common Shares issued on the exercise of Stock Options.

12. Indemnification

12.1 The Corporation and the Trust (collectively the "**Indemnifying Parties**" and individually an "**Indemnifying Party**") hereby jointly and severally agree to (subject to Section 12.4 and Section 13) protect, hold harmless and indemnify each of the Agents and their respective affiliates and their respective directors, officers, employees, shareholders and agents (collectively, the "**Indemnified Parties**" and individually an "**Indemnified Party**") from and against all losses (other than losses of profit in connection with the distribution of the Common Shares and loss of opportunity), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses (collectively, a "**Claim**") caused by or arising directly or indirectly by reason of:

12.1.1 any breach of or default under any representation, warranty, covenant or agreement of the Indemnifying Parties in this Agreement or any other document or certificate to be delivered by the Indemnifying Parties pursuant hereto or the failure of the Indemnifying Parties to comply with any of its obligations hereunder or thereunder;

12.1.2 any information or statement (except with respect to any information or statement relating solely to the Agents or any of them and furnished by the Agents specifically for use in such documents) contained in any of the Offering Documents being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except for any information and statements relating solely to the Agents or any of them, and furnished by them specifically for use in such document) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

12.1.3 any statement (except for matters relating solely to the Agents or any of them, and furnished by them specifically for use in such statements) contained in any information or documents filed by or on behalf of the Corporation with the Securities Commissions in compliance, or intended compliance, with the Securities Laws until

the date on which the distribution of Common Shares is completed, which at the time and in the light of the circumstances in which it was made contained or is alleged to have contained a misrepresentation or was untrue, false or misleading;

12.1.4 any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority (including an inquiry, investigation or proceeding regarding the Indemnifying Parties, the directors and officers of the Indemnifying Parties or the Agents), based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Agents or any of them and furnished by them specifically for use in such document) contained in any of the Offering Documents, preventing or restricting the trading in or the sale or distribution of the Common Shares; or

12.1.5 the Indemnifying Parties not complying with any requirement of any Securities Laws;

and will reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto. This indemnity will be in addition to any liability which the Indemnifying Parties may otherwise have.

12.2 Notwithstanding the other provisions of Section 12.1, the indemnification contained in Section 12.1 does not and shall not apply in respect of any losses, claims, damages, liabilities, costs or expenses caused or incurred by reason of or arising out of the gross negligence or willful misconduct of the Agents or out of any statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in Section 12.1 which is based upon or results from the omission of any information relating solely to the Agents which is furnished to the Corporation by the Agents expressly for use in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material.

12.3 If any Claim contemplated by Section 12.1 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned will notify the Indemnifying Parties in writing, as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim will not, subject to the following, affect the liability of the Indemnifying Parties under this section and provided further that any failure to so notify in respect of any actual Claim will affect the liability of the Indemnifying Parties under this section only to the extent that the Indemnifying Parties are prejudiced by such failure). The Indemnifying Parties will, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence will be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Party, acting reasonably, and no admission of liability will be made by the Indemnifying Parties or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Indemnifying Parties, in each case, which consent will not be unreasonably withheld. An Indemnified Party will have the right to employ separate counsel in any such suit and

participate in its defence but the fees and expenses of that counsel will be at the expense of the Indemnified Party unless:

12.3.1 the Indemnifying Parties fail to assume the defence of the suit on behalf of the Indemnified Party within ten days of receiving notice of the suit;

12.3.2 the employment of that counsel has been authorized by the Indemnifying Parties; or

12.3.3 the named parties to the suit (including any added or third parties) include the Indemnified Party and the Indemnifying Parties and the Indemnified Party has been advised in writing by counsel that there are legal defences available to the Indemnified Parties that are different or in addition to those available to the Indemnifying Parties or that representation of the Indemnified Party by counsel for the Indemnifying Parties is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of subsections 12.3.1, 12.3.2 or 12.3.3, the Indemnifying Parties will not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Indemnifying Parties will be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction), it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all Indemnified Parties. Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Indemnifying Parties, which consent will not be unreasonably withheld.

12.4 The rights of indemnity contained in subsection 12.1 will not enure to the benefit of the Agents if the provisions of Sections 4 and 5 have been complied with and the Person asserting any claim contemplated by subsection 12.1 was not provided with a copy of the Final Prospectus or Supplementary Material, as the case may be, which corrects any untrue statement or information, misrepresentation (for the purposes of the Securities Laws or any of them) or omission which is the basis of the Claim and which is required under the Securities Laws to be delivered to that Person by the Agents or the Selling Firms (if any).

12.5 Each of the Indemnifying Parties waives any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or to claim payment from any other Person before claiming under the indemnity provided for in this Section 12. It is not necessary for an Indemnified Party to incur expense or make payment before enforcing such indemnity.

12.6 Each of the Indemnifying Parties hereby acknowledges and agrees that, with respect to Sections 12 and 13 of this Agreement, the Agents are contracting on their own behalf and as agents for their affiliates, directors, officers, employees, shareholders and agents and their respective affiliates, directors, officers, employees, shareholders and agents (collectively, the "**Beneficiaries**"). In this regard, each of the Agents will act as trustee for the Beneficiaries of

the covenants of the Indemnifying Parties under Sections 12 and 13 of this Agreement with respect to the Beneficiaries and accepts these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

12.7 If any Claim is brought in connection with the transactions contemplated by this Agreement and any of the Agents is required to testify in connection therewith or is required to respond to procedures designed to discover information relating thereto, the reasonable fees of the Agents at the normal per diem rate for its directors, officers, employees and agents involved in preparation for, and attendance at, such proceedings or in so responding and any other reasonable costs and out-of-pocket expenses incurred by it in connection therewith will be paid by the Indemnifying Parties as they are incurred.

12.8 The obligations under Sections 12 and 13 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

13. Right of Contribution

13.1 In order to provide for just and equitable contribution in circumstances in which an indemnity provided in Section 12 of this Agreement would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Indemnified Parties and the Indemnifying Parties, as the case may be, will contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits in connection with the distribution of the Common Shares and loss of opportunity) of the nature contemplated in Section 12 of this Agreement:

13.1.1 in such proportion as is appropriate to reflect the relative benefits received by the Indemnifying Parties on the one hand and any Indemnified Party on the other hand, from the distribution of the Common Shares; or

13.1.2 if the allocation provided by subsection 13.1.1 above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in subsection 13.1.1 above but also the relative fault of the Indemnifying Parties on the one hand and the Agents on the other hand, in connection with the matters or things referred to in subsection 12.1 which resulted in such Claims, as well as any other relevant equitable considerations;

provided that the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the total fee or any portion thereof actually received by them pursuant to this Agreement. The relative benefits received by the Indemnifying Parties on the one hand and the Indemnified Parties on the other shall be deemed to be in the same ratio as the total proceeds from the distribution of the Common Shares received by the Corporation is to the Agents' total fee received by the Agents pursuant to this Agreement. The relative fault of the Indemnifying Parties on the one hand and of the Agents on the other hand shall be determined by reference to, among other things, whether the matters or things

referred to in subsection 12.1 which resulted in such Claims relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnifying Parties, or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Agents and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in subsection 12.1. The parties agree that it would not be just and equitable if contribution pursuant to this Section 13.1 were determined by any method of allocation that does not take into account the equitable considerations referred to above in this Section 13.1.

13.2 For greater certainty, the Indemnifying Parties will not have any obligation to contribute pursuant to this Section 13 in respect of any Claim except to the extent the indemnity given by them in Section 12 of this Agreement would have been applicable to that Claim in accordance with its terms, had that indemnity been found to be enforceable and available to the Indemnified Parties.

13.3 The rights to contribution provided in this section will be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law, provided that subsections 13.1 and 13.2 will apply, *mutatis mutandis*, in respect of that other right.

13.4 No party who has engaged in any fraud, wilful default, fraudulent misrepresentation, negligence, wilful misconduct or reckless disregard will be entitled to claim indemnity under subsection 12.1 or contribution under subsection 13.1 from any Person who has not engaged in that fraud, wilful default, fraudulent misrepresentation, negligence, wilful misconduct or reckless disregard.

14. Fees

14.1 In consideration of the services to be rendered by the Agents in connection with the purchase and sale of the Common Shares, the Agents shall be paid at Time of Closing, a cash fee equal to 6.50% (exclusive of federal goods and services tax, if applicable) of the purchase price for each of the Common Shares placed by the Agents (the "**Agency Fee**") to be paid from the gross proceeds of the sale of the Common Shares placed by the Agents. The obligations of the Corporation to pay the Agency Fee shall arise at the Time of Closing and the Agency Fee shall be fully earned by the Agents at that time.

15. Expenses

15.1 Whether or not the purchase and sale of the Common Shares pursuant to this Agreement is completed, the Corporation and the Trust shall be jointly and severally liable for all expenses of or incidental to the purchase, sale, delivery and distribution of the Common Shares and of or incidental to all matters in connection with the transactions set out in this Agreement including, without limitation:

15.1.1 reasonable fees (to a maximum of $85,000 exclusive of G.S.T.) and reasonable expenses and disbursements of the Agents' counsel and the out-of-pocket expenses

reasonably incurred by or on behalf of the Agents including, without limitation, any advertising, printing, courier, telecommunications, data search, roadshow presentations, travel or other expenses;

15.1.2 fees and expenses payable in connection with the qualification for distribution of the Common Shares under the Securities Laws and the listing of the Shares on the TSX Venture Exchange;

15.1.3 the fees and expenses of the auditors and counsel of the Corporation;

15.1.4 all costs incurred in connection with the preparation, filing and printing of the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and any Common Share certification costs; and

15.1.5 all fees and expenses of the Transfer Agent and the Canadian Depositary for Securities;

including Canadian federal goods and services tax and provincial sales tax eligible in respect of any of the foregoing.

16. Compliance With Conditions

16.1 The Corporation agrees that the conditions contained in Section 9 of this Agreement will be complied with insofar as they relate to acts to be performed or caused to be performed by the Corporation and that it will use its reasonable commercial efforts to cause all of those conditions to be complied with insofar as they relate to acts to be performed or caused to be performed by the Corporation. Each certificate required to be provided in accordance with the terms of this Agreement, signed by any officer or officers of the Corporation and delivered to the Agents or the Agents' counsel, will constitute a representation and warranty by the Corporation to each of the Agents as to the matters covered thereby. It is understood that the Agents may waive, in whole or in part, or extend the time for compliance with, any of those terms and conditions without prejudice to the rights of the Agents in respect of any of those terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing.

17. Termination by Agents in Certain Events

17.1 Each Agent will also be entitled to terminate its obligation to act as agent with respect to the Offering of the Common Shares by written notice to that effect given to the Corporation at or prior to the Time of Closing if:

17.1.1 any inquiry, action, suit, investigation or other proceeding (whether formal or informal) in relation to the Corporation is instituted or threatened or announced or any order is made by any Governmental Body having jurisdiction over the Corporation, or its business or affairs (other than an inquiry, action, suit, investigation or proceeding or order based solely upon the activities or alleged activities of the Agents or the Selling Firms, if any), which has not been rescinded, revoked or

withdrawn and which, in the opinion of that Agent, acting reasonably, operates to prevent or materially restrict the distribution of the Common Shares in any of the Selling Jurisdictions or would prevent or materially restrict the distribution of the Common Shares under this Agreement or would prevent or materially restrict trading in the Shares or would reasonably be expected to have a Material Adverse Effect or to materially adversely effect the market price or value of the Common Shares or any of them;

17.1.2 there should occur any material change or any change in any material fact or other change, event, development or fact such as is contemplated in Section 5 hereof, which, in the opinion of that Agent, acting reasonably, results or would reasonably be expected to result in Subscribers for a material number of Common Shares exercising their right under applicable Laws to withdraw or rescind from their purchase thereof or sue for damages in respect thereof or would reasonably be expected to have a Material Adverse Effect or to materially adversely effect the market price or value of the Common Shares or any of them;

17.1.3 the state of the financial markets in Canada becomes such that, in the opinion of that Agent, acting reasonably, the Common Shares cannot be marketed profitably;

17.1.4 there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any tax law or regulation, or other Law or regulation which, in the opinion of that Agent, acting reasonably, seriously adversely affects or may seriously adversely affect the financial markets in Canada, the business, operations or affairs of the Corporation or the market price, value or marketability of the Common Shares; or

17.1.5 the Agent shall become aware, whether as a result of its due diligence review of the Corporation and its business, or otherwise, of any adverse material change or fact, as determined by the Agent in its sole discretion, acting reasonably, with respect to the Corporation, the distribution of the Common Shares or the matters contemplated by this Agreement which had not been publicly disclosed or disclosed in writing to the Agent prior to the date of this Agreement; or

17.1.6 the Corporation or the Trust shall be in breach or default under or non-compliance with any material representation, warranty, term or condition of this Agreement.

17.2 If this Agreement is terminated by any of the Agents pursuant to Section 17.1 of this Agreement, there will be no further liability on the part of that Agent or of the Corporation to that Agent, except in respect of any liability which may have arisen or may later arise under Sections 12, 13 and 15 of this Agreement and the provisions of Section 21 that are applicable to such Sections.

17.3 The right of the Agents or any of them to terminate their respective obligations under this Agreement is in addition to all other remedies they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this

Agreement. A notice of termination given by one Agent under this Section 17 will not be binding upon the other Agents who have not also executed such notice.

18. Over-Allotment

In connection with the distribution of the Common Shares, the Agents and the Selling Firms (if any) may over-allot or effect transactions which stabilize or maintain the market price of the Shares at levels above those which might otherwise prevail in the open market, in compliance with the Securities Laws. Those stabilizing transactions, if any, may be discontinued at any time.

19. U.S. Securities Matters

19.1 the Agents acknowledge that none of the Common Shares have been or will be registered under the U.S. Securities Act and that the Common Shares may not be offered or sold within the United States except pursuant to either (i) the exemption from the registration requirements provided by Rule 144A; or (ii) an exemption from the registration requirements provided by Section 4(2) of the U.S. Securities Act, and represent and agree that none of the Agents nor any of their affiliates, nor any person acting on their behalf (a) has made or will make any Directed Selling Efforts, (b) has made or will make (except to the extent permitted by this Section 18) (x) any offer to sell or solicitation of any offer to buy any of the Common Shares to any person in the United States or (y) any sale of the Common Shares to any person unless, at the time the order to purchase such Common Shares was placed, such person was outside the United States or the seller of such Common Shares and any person acting on its behalf reasonably believe that, at the time the order to purchase such Common Shares was placed, such person was outside the United States, or (c) has taken any action that would constitute a violation of Regulation M under the U.S. Exchange Act. The Agents agree that all offers and sales in the United States shall be made in compliance with all applicable federal and state laws and regulations governing registration and conduct of broker-dealers. The Agents have not used and will not use any written materials other than the Offering Documents and each offeree of the Common Shares in the United States has been sent a copy of the Offering Documents;

19.2 the Corporation and the Agents agree that the Common Shares may be offered and sold in the United States pursuant only to: (a) the provisions of Rule 144A and, thereunder, only to persons who are or are reasonably believed to be Qualified Institutional Buyers; and (b) Section 4(2) of the U.S. Securities Act and, thereunder, only to institutions reasonably believed to be Institutional Accredited Investors and, in each case, in compliance with any applicable state securities laws;

19.3 in connection with the offers and sales in the United States, the Agents agree for themselves and for their affiliates not to offer or sell, or to solicit any offer to buy, by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act and agree to take reasonable steps to ensure that the purchaser is aware that the seller may rely on the exemption from the provisions of Section 5 of the U.S. Securities Act provided by Rule 144A or by Section 4(2) of the U.S. Securities Act, as the case may be;

19.4 the Agents agree that offers to sell, solicitations of offers to buy and sales of Common Shares in the United States shall be made only in transactions that are exempt from the registration or qualification requirements of applicable U.S. state securities ("**Blue Sky**") laws, in accordance with the applicable U.S. federal and state requirements relating to the registration of brokers and dealers and: (a) in the case of sales pursuant to Rule 144A only by Wellington West Capital Markets (USA) or another U.S. registered broker or dealer selected by the Agents, acting as principal, and only to persons who, prior to soliciting such offerees, the Agents had reasonable grounds to believe and did believe, and as of the date hereof, still believes, that each offeree was a Qualified Institutional Buyer; and (b) in the case of sales pursuant to Section 4(2) of the U.S. Securities Act, only to persons who, prior to soliciting such offerees, the Agents had reasonable grounds to believe, and as of the date hereof still believe, and did believe that each offeree was an Institutional Accredited Investor;

19.5 prior to completion of any sale of Common Shares in the United States, each U.S. Purchaser thereof that is a Qualified Institutional Buyer and that is purchasing Common Shares from the Agents pursuant to Rule 144A will be deemed to have provided the representations, warranties and covenants in the U.S. Offering Memorandum;

19.6 the Agents agree that prior to any sale of Common Shares in the United States, they caused each U.S. Purchaser, other than U.S. Purchasers referred to in section 19.5 above, to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Corporation as contemplated in the Offering Documents;

19.7 the Corporation represents that it is, and as of the date of issuance of the Common Shares will be, a "foreign issuer" as defined in Rule 902(e) of Regulation S and that as of the date hereof it reasonably believes there is, and as of the date of issuance of the Common Shares there will be, no Substantial U.S. Market Interest in the Common Shares;

19.8 the Corporation will notify Valiant Trust Company as soon as practicable upon it becoming a "domestic issuer" (as defined in Rule 902(e) of Regulation S). The Corporation represents and agrees that, as of the date hereof and as at the date of issuance of the Common Shares:

19.8.1 the Common Shares are not and will not be;

19.8.2 no securities of the same class as the Common Shares are or will be; and

19.8.3 no American Depositary Share representing any securities of the same class as the Common Shares is or will be;

listed on a national securities exchange that is registered under Section 6 of the U.S. Exchange Act, quoted in any "U.S. automated inter-dealer quotation system" (as such term is used in the U.S. Exchange Act), or convertible or exchangeable at an effective conversion premium or effective exercise premium (calculated as specified in paragraphs (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted;

19.9 the Corporation represents that it is not registered or required to be registered as an "investment company" pursuant to the provisions of the *United States Investment Company Act of 1940*, as amended;

19.10 the Corporation agrees that, for so long as any of the Common Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and it is not subject to Section 13 or Section 15(d) of the U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g 3-2(b) under the U.S. Exchange Act, it will, unless the Common Shares may be resold pursuant to Rule 144(k) under the U.S. Securities Act, timely furnish to any holder of the Common Shares, or any prospective purchaser thereof designated by a holder, upon the request of such holder or prospective purchaser, the information specified by Rule 144A(d)(4);

19.11 the Corporation represents and agrees that neither it nor any of its affiliates, nor any person (other than the Agents and their affiliates as to which the Corporation makes no representation) acting on behalf of it or its affiliates:

19.11.1 has made or will make any Directed Selling Efforts, or has taken or will take any action, including any Directed Selling Efforts, that would (A) cause the exemptions afforded by Rule 144A or Section 4(2) of the U.S. Securities Act or the exclusion from registration afforded by Regulation S to be unavailable for offers and sales of the Common Shares pursuant to this Agreement or (B) constitute a violation of Regulation M under the U.S. Exchange Act;

19.11.2 in connection with the offer or sale of the Common Shares has engaged or will engage in any general solicitation or general advertising (as those terms are used in Regulation D); and

19.11.3 within the six month period prior to the date hereof has offered or sold in the United States any Common Shares or other securities of the Corporation in a manner that would be integrated with the offer and sale of the Common Shares and would cause applicable exemptions from the registration requirements of the U.S. Securities Act to become unavailable with respect to the offer and sale of the Common Shares;

19.12 the Agents have not entered, and will not enter, into any contractual arrangement with respect to the distribution of the Common Shares in the United States (except with their affiliates);

19.13 at the closing, Wellington West Capital Markets Inc., together with its U.S. affiliate, will provide a certificate in the form of Schedule "A" to this Agreement, relating to the manner of the offer and sale of the Common Shares in the United States;

19.14 it is understood and agreed by the Agents and the Corporation that all Common Shares sold in the United States as part of this Offering will bear a legend to the following effect:

THE COMMON SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE

SECURITIES LAWS. THE COMMON SHARES MAY NOT BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, REGISTRATION.

THE HOLDER OF THE COMMON SHARES BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT (A) IT IS A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A UNDER THE 1933 ACT), OR (B) IT IS AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (a)(1), (2), (3) OR (7) OF RULE 501 UNDER THE SECURITIES ACT, AND (2) AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE WHICH IS TWO YEARS (OR SUCH OTHER PERIOD THAT MAY BE HEREAFTER PROVIDED UNDER RULE 144(K) UNDER THE 1933 ACT PERMITTING RESALES OF RESTRICTED SECURITIES BY NON-AFFILIATES WITHOUT RESTRICTION) AFTER THE LATER OF (X) THE ORIGINAL ISSUANCE OF THE COMMON SHARES AND (Y) THE LAST DATE ON WHICH THE COMMON SHARES WERE OWNED BY THE COMPANY OR AN AFFILIATE OF THE COMPANY ONLY (A) TO THE CORPORATION, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE 1933 ACT, (C) FOR SO LONG AS THE COMMON SHARES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE 1933 ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES TO NON-U.S. PERSONS THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE 1933 ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANING OF SUBPARAGRAPH (a)(1), (2), (3) OR (7) OF RULE 501 UNDER THE 1933 ACT THAT IS ACQUIRING THE SECURITY FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL ACCREDITED INVESTOR, FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE 1933 ACT OR (F) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE 1933 ACT, SUBJECT TO THE CORPORATION'S OR TRANSFER AGENT'S, AS APPLICABLE, RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (D), (E), OR (F) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM, AND IN EACH OF THE FOREGOING CASES, A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS SECURITY IS COMPLETED AND DELIVERED BY THE TRANSFEROR TO THE TRUSTEE OR TRANSFER AGENT.

19.15 If any Common Shares are being sold in accordance with Rule 904 of Regulation S, and if the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale,

the legend may be removed by providing a declaration to Valiant Trust Company, as registrar and transfer agent, in the form prescribed by the Corporation from time to time.

19.16 If any Common Shares are being sold under Rule 144, the legend may be removed by delivering to Valiant Trust Company an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

20. Notice

Any notice or other communication required or permitted to be given under this Agreement will be in writing and will be delivered to:

(a) in the case of the Corporation or the Trust:	Alter Nrg Corp. Suite 420, 1414-8th St. S.W. Calgary, Alberta T2R 1J6 Attention: President and Chief Executive Officer Facsimile No.: (403) 806-3701
with a copy to:	Blake, Cassels & Graydon LLP 3500 Bankers Hall East 855 – 2nd Street SW Calgary, Alberta T2P 4J8 Attention: Scott Clarke Facsimile No.: (403) 260-9700
(b) in the case of the Agents:	Wellington West Capital Markets Inc. Suite 1100, 255-5th Ave. S.W. Calgary, Alberta T2P 1C9 Attention: Jeff Reymer Facsimile No.: (403) 532-4773
	Canaccord Capital Corporation Suite 2200, 450-1st St. S.W. Calgary, Alberta T2P 5P8 Attention: Timothy J. Hart Facsimile No.: (403) 508-3866
	Raymond James Ltd. Suite 2500, 707-8th Ave. S.W. Calgary, Alberta T2P 1H5 Attention: Jason Holtby Facsimile No.: (403) 509-0535
	TD Securities Inc. Suite 800, 324 – 8th Ave. S.W.

Calgary, Alberta T2P 2Z2
Attention: Greg Saksida
Facsimile No.: (403) 292-2776

Paradigm Capital Inc.
Suite 630, 633-6th Ave. S.W.
Calgary, Alberta T2P 2Y5
Attention: Philip J. Moore
Facsimile No.: (403) 265-8721

with a copy to:

Heenan Blaikie LLP
12th Floor, Fifth Avenue Place
425 – 1st Street SW
Calgary, Alberta T2P 3L8
Attention: Thomas N. Cotter
Facsimile No.: (403) 234-7987

The parties may change their respective addresses for notices by notice given in the manner set out above. Any notice or other communication will be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, will be given by facsimile and will be deemed to have been given when (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered, and (ii) in the case of a notice delivered or given by facsimile, on the first Business Day following the day on which it is sent.

21. Miscellaneous

21.1 Except with respect to Sections 11, 12, 13 and 16 of this Agreement, all transactions and notices on behalf of the Agents under this Agreement or contemplated by this Agreement may be carried out or given on behalf of the Agents by the Lead Agents and the Lead Agents will in good faith discuss with the other Agents the nature of any of the transactions and notices prior to giving effect to them or the delivery of them, as the case may be.

21.2 This Agreement will be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

21.3 The parties hereby irrevocably and unconditionally consent to and submit to the courts of Alberta for any actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agree not to commence any action, suit or proceeding relating thereto except in such courts) and further agree that service of any process, summons, notice or document by single registered mail to the address of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of Alberta and hereby further

irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

21.4 Time will be of the essence of this Agreement and, following any waiver or indulgence by any party, time will again be of the essence of this Agreement.

21.5 The words "hereof", "hereunder" and similar phrases mean and refer to this Agreement.

21.6 All representations, warranties, covenants and agreements of the Corporation and the Trust contained in this Agreement or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale contemplated by this Agreement will survive the sale of the Common Shares and the termination of this Agreement and will continue in full force and effect for the benefit of the Agents after the Closing Date, regardless of any subsequent disposition of the Common Shares or any investigation by or on behalf of the Agents with respect thereto. The Agents will be entitled to rely on the representations and warranties of the Corporation and the Trust contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation which the Agents may undertake or which may be undertaken on the Agents' behalf.

21.7 Each of the parties to this Agreement will be entitled to rely on delivery of a facsimile copy of this Agreement and acceptance by each party of any such facsimile copy will be legally effective to create a valid and binding agreement between the parties to this Agreement in accordance with the terms of this Agreement.

21.8 This Agreement may be executed in any number of counterparts, each of which when so executed will be deemed to be an original and all of which, when taken together, will constitute one and the same agreement.

21.9 To the extent permitted by applicable Law, the invalidity or unenforceability of any particular provision of this Agreement will not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

21.10 Except as provided for herein, this Agreement and the other documents referred to in this Agreement constitute the entire agreement among the Agents and the Corporation relating to the subject matter of this Agreement and supersede all prior agreements among those parties with respect to their respective rights and obligations in respect of the transactions contemplated under this Agreement.

21.11 The terms and provisions of this Agreement will be binding upon and enure to the benefit of the Corporation and the Agents and their respective successors and assigns; provided that, except as otherwise provided in this Agreement, this Agreement will not be assignable by any party without the written consent of the others and any purported assignment without that consent will be invalid and of no force and effect.

The remainder of this page has been left blank intentionally

If this letter accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this letter where indicated and returning them to us.

Yours very truly,

WELLINGTON WEST CAPITAL MARKETS INC.

Per: (signed) *"Jeff Reymer"*

CANACCORD CAPITAL CORPORATION

Per: (signed) *"Timothy J. Hart"*

RAYMOND JAMES LTD.

Per: (signed) *"Jason Holtby"*

TD SECURITIES INC.

Per: (signed) *"Gregory B. Saksida"*

PARADIGM CAPITAL INC.

Per: (signed) *"Philip J. Moore"*

Accepted and agreed to by the undersigned as of the date of this letter first written above.

ALTER NRG CORP.

Per: (signed) *"Mark A. Montemurro"*

ALTER NRG INCOME FUND by its administrator, ALTER NRG LTD.

Per: (signed) *"Mark A. Montemurro"*

SCHEDULE "A"

AGENT'SCERTIFICATE

In connection with the private placement in the United States of common shares (the "Common Shares") of Alter Nrg Corp. (the "Corporation") with one or more purchasers ("U.S. Purchasers") the undersigned on behalf of the several agents (the "Agents") referred to in the agency agreement, dated effective as of April 10, 2007, among the Corporation and the Agents (the "Agency Agreement"), each of the undersigned does hereby certify in favour of the Corporation as follows:

(a) Wellington West Capital Markets (USA) Inc. (the "U.S. Affiliate") is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(b) all offers and sales of the Common Shares in the United States were made to institutional "accredited investors" ("Institutional Accredited Investors"), within the meaning of Rule 501(a)(1),(2),(3) or (7) under the United States Securities Act of 1933, as amended ("U.S. Securities Act") or "qualified institutional buyers" ("QIB") within the meaning of Rule 144A under the U.S. Securities Act;

(c) no more than 100 Institutional Accredited Investors were offered the Common Shares;

(d) all offers and sales of the Common Shares in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker dealer requirements;

(e) immediately prior to each offer, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor or QIB and, on the date hereof, we continue to believe that each U.S. Purchaser is an Institutional Accredited Investor or a QIB, as the case may be;

(f) in connection with offers and sales of Common Shares, neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act);

(g) prior to any sale of Common Shares in he United States, we caused each U.S. Purchaser that is not a QIB purchasing Common Shares pursuant to Rule 144A under the U.S. Securities Act to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Trust substantially as contemplated in the Offering Documents.

(h) neither we nor any of the Underwriters nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M under the United States Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated: ●, 2007

Wellington West Capital Markets Inc.	**Wellington West Capital Markets (USA) Inc.**
Per: ______________________	Per: ______________________

SCHEDULE "B"

DESCRIPTION OF LEASES

Coal License Tenures and Applications

Agreement Number	Term Date	Area (ha)	Meridian/Range/ Township	Sections
013 1306080737	2006-08-04	2,944	4-26-047	18; 29W; 30
			4-27-047	2; 10-12; 14; 24; 36
			4-27-048	2; 10
013 1306080739	2006-08-04	2,752	5-25-051	2-32
			5-26-051	14; 23-26; 27N, SE; 34
013 1306080743	2006-08-04	5,888	5-17-064	22,23,24W,25-28,31-36
			5-17-065	1-6, 8S, 9-12
013 1306080744	2006-08-04	3,328	5-18-064	4-6,8-10,15-18, 20, 21S, 22S
			5-19-064	1
013 1306080745	2006-08-04	3,584	5-17-065	19-23, 27-33
			5-18-065	25,36
013 1306080746	2006-08-04	4,096	5-18-065	9-11,14-16,19-22,28-33
013 1306080747	2006-08-04	2,816	5-18-066	5,6
			5-19-065	23-26,36
			5-19-066	1,2,11,12
013 1306080748	2006-08-04	2,048	5-17-066	3-7
			5-18-066	1,2,12

SHYAM V. DIGHE

- and –

DANIEL E. LAZZARA

- and -

ALTER NRG LTD.

- and -

ALTER NRG CORP.

AMENDED AND RESTATED SHARE PURCHASE AGREEMENT

Effective as of December 2, 2006 and amended and restated April 4, 2007

TABLE OF CONTENTS

Page

ARTICLE 1
INTERPRETATION

1.1 Definitions ... 1
1.2 References and Headings ... 11
1.3 United States Dollars ... 11
1.4 Singular/Plural; Derivatives ... 12
1.5 Statutory References ... 12
1.6 Conflicts ... 12
1.7 Accounting References ... 12
1.8 Interpretation Not Affected by Party Drafting ... 12
1.9 Computation of Time Periods ... 12
1.10 Knowledge ... 12
1.11 Schedules ... 13

ARTICLE 2
SALE AND CONVEYANCE

2.1 Purchase and Sale of Purchased Shares ... 14
2.2 The Purchase Price ... 14
2.3 Issuance of Purchaser's Shares ... 14
2.4 Payment of Purchase Price ... 14
2.5 Purchase of Entire Interest ... 15

ARTICLE 3
ADDITIONAL COVENANTS

3.1 Post-Closing Financial Adjustments ... 15
3.2 Disclosure Obligations ... 16
3.3 Employee Matters ... 17
3.4 Tax Matters ... 17
3.5 Sale of Purchaser's Shares ... 19
3.6 Board Representation ... 20
3.7 Break Fee ... 20
3.8 Structuring Considerations ... 20
3.9 Repurchase of Purchaser's Shares ... 21

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE VENDORS

4.1 Representations, Warranties and Covenants of the Vendors ... 22
4.2 Shareholder List ... 23
4.3 Purchased Shares ... 23
4.4 Execution and Enforceability ... 23
4.5 Bankruptcy and Insolvency Matters ... 23
4.6 Broker's Fees ... 24
4.7 Shareholder Agreements ... 24
4.8 Due Incorporation, Capitalization, Allotment, Issuance of Shares and Execution ... 24
4.9 Subsidiaries and Securities ... 25
4.10 Absence of Certain Changes ... 25
4.11 WPC Business ... 25
4.12 Bank Accounts ... 26

Page

4.13 Remuneration of Certain Persons 26
4.14 Capital Expenditures 27
4.15 Officers and Directors 27
4.16 Litigation 27
4.17 WPC Financial Statements 27
4.18 Collectability of Receivables 28
4.19 Absence of Unusual Transactions 28
4.20 Title to WPC Assets 30
4.21 Records and Data 30
4.22 Indebtedness and Guarantees 30
4.23 Restrictions on Business Activities 30
4.24 Tax Matters 31
4.25 Regulatory Matters 32
4.26 Insurance 32
4.27 Bankruptcy and Insolvency Matters 33
4.28 Minute Book 33
4.29 No Liens 33
4.30 Condition of WPC Assets 33
4.31 Reserved 33
4.32 WPC Customer List 33
4.33 WPC Personnel List 34
4.34 Intellectual Property 34
4.35 Computer Systems 36
4.36 Labor Matters 37
4.37 Employee Benefit and Pension Plans 38
4.38 Environmental Matters 40
4.39 Full Disclosure 41

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER AND THE ASSIGNOR

5.1 Representations, Warranties and Covenants of the Purchaser and the Assignor 41
5.2 Standing 41
5.3 Requisite Authority 42
5.4 No Conflict 42
5.5 Execution and Enforceability 42
5.6 Regulatory Approvals 42
5.7 Purchaser's Shares 43
5.8 Acknowledgement re: Technology of WPC 43

ARTICLE 6
RELIANCE AND SURVIVAL

6.1 Reliance and Survival Period 43

ARTICLE 7
COMPLETION OF PURCHASE

7.1 Purchaser's Conditions 43
7.2 Vendors' Conditions 44
7.3 Satisfaction of Conditions 45

TABLE OF CONTENTS
(continued)

Page

7.4 Closing and Closing Date 45
7.5 Vendors' Closing Deliveries 45
7.6 Purchaser's Closing Deliveries 46

ARTICLE 8
RECORDS

8.1 Access to Premises and Records 46

ARTICLE 9
INTERIM OPERATIONS

9.1 Carrying on Business to Closing 47
9.2 Prohibited Negotiations 49
9.3 CBS License 50

ARTICLE 10
CONFIDENTIALITY

10.1 Confidentiality 50

ARTICLE 11
LIABILITY AND INDEMNIFICATION

11.1 Responsibility of the Vendors 51
11.2 Tax Indemnity 52
11.3 Responsibility of Purchaser and the Assignor 52
11.4 Responsibility Extends to Legal Costs and Settlements 53
11.5 Indemnification Procedure 53
11.6 Limit on Each Party's Responsibility 54
11.7 No Merger of Legal Responsibilities 56
11.8 Sole and Exclusive Remedy 56

ARTICLE 12
TERMINATION

12.1 Grounds for Termination 57
12.2 Effect of Termination 57

ARTICLE 13
NOTICES

13.1 Delivery of Notices 58
13.2 Notices 59

ARTICLE 14
PRIVACY MATTERS

14.1 Disclosed Personal Information 60
14.2 No Unrelated Use 60
14.3 Necessary Disclosure 60
14.4 Applicable Measures 60
14.5 Duty to Keep Confidential 60
14.6 Duty to Notify 61
14.7 Duty to Return or Destroy 61

TABLE OF CONTENTS
(continued)

Page

ARTICLE 15
GENERAL

15.1 Governing Law 61
15.2 Mediation 61
15.3 Counterparts 63
15.4 Successors and Assigns 63
15.5 Supersedes Earlier Agreements 63
15.6 Waiver 63
15.7 Time of the Essence 64
15.8 No Merger 64
15.9 Invalidity of Provisions 64
15.10 Amendments 64
15.11 Expenses 64
15.12 Further Assurances 64
15.13 Survival 64

AMENDED AND RESTATED SHARE PURCHASE AGREEMENT

THIS AMENDED AND RESTATED SHARE PURCHASE AGREEMENT made as of the 2nd day of December, 2006 and amended and restated April 4, 2007.

AMONG:

SHYAM V. DIGHE, an individual resident in North Huntingdon, Pennsylvania ("**Dighe**")

\- and -

DANIEL E. LAZZARA, an individual resident in Monroeville, Pennsylvania ("**Lazzara**")

\- and -

ALTER NRG LTD., a corporation incorporated pursuant to the laws of the Province of Alberta

\- and -

ALTER NRG CORP., a corporation incorporated pursuant to the laws of the Province of Alberta

WHEREAS:

A. The Vendors directly hold all of the issued and outstanding WPC Shares.

B. Pursuant to the Original Agreement, the Vendors agreed to sell and convey the Purchased Shares to the Assignor, and the Assignor agreed to purchase the Purchased Shares from the Vendors, upon the terms and conditions herein set forth.

C. By execution of this Agreement, the Assignor wishes to assign certain of its rights under this Agreement to the Purchaser and the Vendors wish to consent to such assignment.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, the Parties covenant and agree with each other as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, including the recitals and any Schedules hereto, the following words and phrases shall have the following meanings unless the context otherwise requires:

(a) "**Adjusted Purchase Price**" has the meaning ascribed thereto in Subsection 3.1(b).

(b) "**Adjusting Amount**" means the amount obtained by subtracting the Adjusted Purchase Price from the Purchase Price.

(c) **"Adjustment Date"** means the date which is 90 days from the Closing Date.

(d) **"Adjustment Statement"** has the meaning ascribed thereto in Subsection 3.1(a).

(e) **"affiliate"** means, in relation to any Person, any other Person that controls, is controlled by or is under common control with the first mentioned Person, and for the purposes of this definition and references in this Agreement to "affiliate", "control" means the possession, directly or indirectly, by such Person of the power to direct or cause the direction of the management and policies of the first mentioned Person, whether through the ownership of voting securities or otherwise.

(f) **"Agreement"** means this Amended and Restated Share Purchase Agreement and the Schedules hereto and includes any agreement amending this agreement or any agreement or instrument which is supplemental or ancillary thereof.

(g) **"Agreement Default"** means (i) any intentional breach of subclauses (i) through (vi) of Subsection 9.1(b), which breaches, individually or in the aggregate have a consequence to WPC of $1 million or more, or (ii) any breach of Subsection 9.2(a).

(h) **"Applicable Law"** means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, treaties, ordinances, municipal by-laws and orders of and terms of all official directives, published guidelines, standards, policies, codes of practice (regardless of whether such guidelines, standards and codes of practice have been promulgated by statute or regulation), awards and writs issued by any Authorized Authority by which such Person is bound or which has application to the transaction or event in question.

(i) **"Applicable Privacy Laws"** means any and all Applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(j) **"Appraiser"** has the meaning ascribed thereto in Subsection 3.9(b)(iii).

(k) **"Assignor"** means Alter Nrg Ltd., a corporation incorporated pursuant to the laws of the Province of Alberta.

(l) **"Authorized Authority"** means, in relation to any Person, transaction or event, any: (i) national, federal, state, county, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (ii) agency, authority, ministry, department, board, bureau, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory, administrative or similar powers or functions of or pertaining to government; (iii) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (iv) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event.

(m) **"Average EBITDA"** has the meaning ascribed thereto in Subsection 3.9(b)(i).

(n) **"Bad Debts"** means that portion of the total dollar amount of all accounts receivable and other collectables of WPC accrued prior to the Closing Date and which remains outstanding as at the Adjustment Date.

(o) **"Benefit Plan"** means any "employee benefit plan" as defined in ERISA Section 3(3), including any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan (as defined in ERISA Section 3(2)), (b) qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan (as defined in ERISA Section 3(37))), (d) Employee Welfare Benefit Plan (as defined in ERISA Section 3(1)) or material fringe benefit plan or program, or (e) stock purchase, stock option, severance pay, employment, change-in-control, vacation pay, company awards, salary continuation, sick leave, excess benefit, bonus or other incentive compensation, life insurance, or other employee benefit plan, contract, program, policy or other arrangement, whether or not subject to ERISA.

(p) **"Break Fee"** has the meaning ascribed thereto in Section 3.7.

(q) **"Break Fee Escrow Agreement"** means the Break Fee Escrow Agreement substantially in the form attached hereto as Schedule 1.1(q), as amended.

(r) **"Business Day"** means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta and Pittsburgh, Pennsylvania, but does not in any event include a Saturday or a Sunday or a statutory holiday under Applicable Law.

(s) **"Canadian GAAP"** means the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants or any successor institute, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years.

(t) **"Cash Portion"** means the Private Financing Cash Portion or the IPO Cash Portion, as the case may be.

(u) **"CBS License"** means the license agreement dated April 20, 1999 between CBS Corporation and WPC in respect of the "Westinghouse" name and trademark.

(v) **"Certificate of Dispute"** has the meaning ascribed thereto in Subsection 3.1(c).

(w) **"Claim"** has the meaning ascribed thereto in Subsection 11.5(a).

(x) **"Closing"** means the transfer by the Vendors to the Purchaser of the Purchased Shares and the payment by the Purchaser to the Vendors of the Purchase Price and the completion of all matters incidental thereto which are contemplated by this Agreement.

(y) **"Closing Date"** means the date of the closing of the Equity Financing, or such other date as may be determined by the Purchaser, but in no event later than April 30, 2007.

(z) **"Code"** means the Internal Revenue Code of 1986, as amended from time to time.

(aa) **"CPR"** has the meaning ascribed thereto in Subsection 15.2(b).

(bb) **"Dighe"** means Shyam V. Dighe, an individual resident in North Huntingdon, Pennsylvania.

(cc) **"Dighe Employment Agreement"** means the employment agreement to be entered into between the Purchaser (or its designee) and Dighe on the Closing Date, substantially in the form attached hereto as Schedule 1.1(cc).

(dd) **"Direct Claim"** has the meaning ascribed thereto in Subsection 11.5(a).

(ee) **"Disclosed Personal Information"** has the meaning ascribed thereto in Section 14.1.

(ff) **"Disclosure Documents"** has the meaning ascribed thereto in Section 3.2.

(gg) **"Dispute Notice"** has the meaning ascribed thereto in Subsection 3.9(c).

(hh) **"EBITDA"** has the meaning ascribed thereto in Subsection 3.9(b)(i).

(ii) **"Environment"** means all indoor or outdoor air, surface water, groundwater, surface or subsurface land, including all fish, wildlife, biota and all other natural resources.

(jj) **"Environmental Action"** means any claim, proceeding or other action brought or threatened under any Environmental Law or otherwise asserting that WPC has incurred any Pre-Closing Environmental Liability.

(kk) **"Environmental Clean up Site"** means any location which is listed on the National Priorities List, the Comprehensive Environmental Response, Compensation and Liability Information System, or on any similar state or foreign list of sites requiring investigation or cleanup, or which is the subject of any pending or threatened action related to or arising from any alleged violation of any Environmental Law, or at which there has been a threatened or actual Release of a Hazardous Substance.

(ll) **"Environmental Laws"** means any and all Applicable Laws issued, promulgated or entered into by any Authorized Authority relating to the Environment, human health, worker health and safety, preservation or reclamation of natural resources, or to the management, handling, use, generation, treatment, storage, transportation, disposal, manufacture, distribution, formulation, packaging, labeling, Release or threatened Release of or exposure to Hazardous Substances, whether now existing or subsequently amended or enacted, including but not limited to: the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq. ("CERCLA"); the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq.; the Clean Air Act, 42 U.S.C. Section 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; the Occupational Safety and Health Act, 29 U.S.C. Section 651 et seq.; the Emergency Planning and Community Right to Know Act of 1986, 42 U.S.C. Section 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. Section 300(f) et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act 7 U.S.C. Section 136 et seq.; the Resource Conservation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. Section 6901 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Section 2701 et seq.; and any similar or implementing state or local Applicable Law, and any non U.S. laws and

regulations of similar import, and all amendments or regulations promulgated thereunder; and any common law doctrine, including but not limited to, negligence, nuisance, trespass, personal injury, or property damage related to or arising out of the presence, Release, or exposure to Hazardous Substances.

(mm) **"Environmental Permits"** means any WPC Business Permit issued under any Environmental Law, and includes any and all Orders issued or entered into by an Authorized Authority under Environmental Law.

(nn) **"Equity Financing"** has the meaning ascribed thereto in Subsection 7.1(b).

(oo) **"ERISA"** means the Employee Retirement Income Security Act of 1974, as amended.

(pp) **"ERISA Affiliate"** means any corporation, trade or business (whether or not incorporated) under common control and all other entities which, together with WPC, are treated as a single employer under Section 414 of the Code.

(qq) **"Escrow Agent"** means U.S. Bank National Association.

(rr) **"Escrow Amount"** has the meaning ascribed thereto in Section 2.2.

(ss) **"Escrow Terms"** has the meaning ascribed thereto in Section 3.5.

(tt) **"Exchange"** means the TSX Venture Exchange or such other stock exchange on which the Purchaser's Shares may be listed at the Time of Closing.

(uu) **"Hazardous Substances"** means all explosive materials, radioactive materials, hazardous materials, toxic materials, toxic wastes, chemicals, petroleum, petroleum by-products and petroleum products (including crude oil or any fraction thereof), asbestos and asbestos containing materials, and all other materials, chemicals and substances that are regulated by, form the basis of liability or are defined as hazardous, extremely hazardous, toxic or words of similar import, under any Environmental Law, including materials listed in 49 C.F.R. Section 172.101 and materials defined as hazardous substances pursuant to Section 101(14) of CERCLA.

(vv) **"In-Bound Licenses"** has the meaning ascribed thereto to Subsection 4.34(b).

(ww) **"including"** and **"includes"** means "including, without limitation" and "includes, without limitation", respectively.

(xx) **"Indemnified Losses"** means, in relation to any Person, any and all Liabilities of every kind, nature or description suffered or incurred by such Person, whether fixed or contingent, known or unknown, suspected or unsuspected, or foreseen or unforeseen, and whether based on contract, tort, statute or other legal or equitable theory of recovery, including interest which may be imposed in connection therewith, court costs, costs resulting from any judgments, orders, awards, decrees or equitable relief, but "Indemnified Losses" shall not include consequential damages.

(yy) **"Indemnifier"** means any Person granting an indemnity pursuant to Sections 11.1, 11.2 or 11.3.

(zz) **"Indemnitee"** means any Person entitled to be indemnified pursuant to Sections 11.1, 11.2 or 11.3.

(aaa) **"Independent Auditor"** means a firm of chartered accountants as chosen by Dighe from amongst two candidates put forward by the Purchaser which is "independent" to the Purchaser and the Vendors, as such term is defined in accordance with U.S. GAAP.

(bbb) **"Intellectual Property Rights"** shall mean all common law or statutory intellectual property rights, including any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States and foreign letters, patents, provisional patents, design patents, PCT filings and other rights to inventions or designs, including any utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including without limitation invention disclosures; (B) all trade secrets and other rights in know-how and confidential or proprietary information; (C) all works of authorship, copyrights, copyright registrations and applications therefor, moral rights or other literary property or authors' rights and all other rights corresponding thereto throughout the world; (D) all industrial designs and any registrations and applications therefor throughout the world; (E) mask works, mask work registrations and applications therefor, and all other rights corresponding thereto throughout the world; (F) all rights in World Wide Web addresses and domain names and applications and registrations therefor, all trade names, trade dress, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and any other proprietary indicia or addresses and all goodwill associated therewith throughout the world; (G) any similar, corresponding or equivalent rights to any of the foregoing or any other intangible intellectual property anywhere in the world; and (H) any licenses of the Intellectual Property granted by a party to third parties and any intellectual property rights licensed by a party from third parties.

(ccc) **"Interim Period"** has the meaning ascribed thereto in Subsection 9.1(a).

(ddd) **"IPO Cash Portion"** has the meaning ascribed thereto in Section 2.2.

(eee) **"IPO Financing"** has the meaning ascribed thereto in Section 2.2.

(fff) **"IPO Share Portion"** has the meaning ascribed thereto in Section 2.2.

(ggg) **"Lazzara"** means Daniel E. Lazzara, an individual resident in Monroeville, Pennsylvania.

(hhh) **"Lazzara Employment Agreement"** means the employment agreement to be entered into between the Purchaser (or its designee) and Lazzara on the Closing Date, substantially in the form attached hereto as Schedule 1.1(hhh).

(iii) **"Legal Proceeding"** means any litigation, action, application, suit, investigation, hearing, claim, deemed complaint, grievance, arbitration proceeding or other similar proceeding, civil, administrative or criminal, before or by any Authorized Authority and includes any appeal or review thereof and any application for appeal or review.

(jjj) "**Liabilities**" shall include any direct or indirect indebtedness, guarantee, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, known or unknown, fixed or unfixed, choate or inchoate, liquidated, unliquidated, secured or unsecured, and shall include any or all liability for Taxes, irrespective of whether such Taxes are then due and payable, but "**Liabilities**" shall not include consequential damages. For clarity, all revenues which have been contractually agreed and in respect of which a deposit has been paid, but delivery of the product or service has not been achieved by the Closing Date, will be considered deferred revenue which will be a Liability.

(kkk) "**Lien**" means any lien, mortgage, charge, hypothecation, pledge, security interest, prior assignment, option, warrant, lease, sublease, right to possession, encumbrance, claim, right or restriction which affects, by way of a conflicting ownership interest or otherwise, the right, title or interest in or to any particular property.

(lll) "**Mediation Notice**" has the meaning ascribed thereto in Subsection 15.2(b).

(mmm) "**Offering Price Per Purchaser's Share**" has the meaning ascribed thereto in Section 2.3.

(nnn) "**One Hundred Percent Claims**" has the meaning ascribed thereto in Subsection 11.6(c).

(ooo) "**Order**" means any award, injunction, judgment, decree, order, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Authorized Authority of competent jurisdiction.

(ppp) "**Original Agreement**" means the share purchase agreement dated December 2, 2006 among Dighe, Lazzara and the Assignor, as amended.

(qqq) "**Out-Bound Licenses**" has the meaning ascribed thereto in Subsection 4.34(c).

(rrr) "**Parties**" means the Vendors, the Purchaser and the Assignor and "**Party**" means one of them.

(sss) "**Pension Plan**" has the meaning ascribed thereto in Subsection 4.37(b).

(ttt) "**Permitted Encumbrances**" means those encumbrances set forth in Schedule 1.1(ttt).

(uuu) "**Person**" includes an individual, a partnership, a corporation, a trust, a joint venture, an unincorporated organization, a union, an Authorized Authority or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual.

(vvv) "**Personal Information**" means information about an individual transferred to one Party by another in accordance with this Agreement and/or as a condition of the transaction contemplated hereby.

(www) "**Post-Closing Escrow Agreement**" means the escrow agreement to be entered into among the Purchaser, Dighe and the Escrow Agent, substantially in the form attached hereto as Schedule 1.1(www).

(xxx) **"Post-Closing Period"** has the meaning ascribed thereto in Subsection 3.4(c)(ii).

(yyy) **"Pre-Closing Period"** has the meaning ascribed thereto in Subsection 3.4(c)(ii).

(zzz) **"Pre-Closing Environmental Liabilities"** means Liabilities based upon or arising out of (a) WPC's ownership or operation of the business of WPC at any time on or prior to the Closing Date, or (b) WPC's ownership or operation of or the condition of, any real property currently or formerly owned, operated or leased by WPC at any time on or prior to the Closing, in each case to the extent based upon or arising out of (i) WPC's violation of Environmental Law, (ii) a failure to obtain, maintain or comply with any Environmental Permit, (iii) the presence of, or WPC's Release of, any Hazardous Substance at, on or under any real property currently or formerly owned, operated or leased by WPC at any time on or prior to the Closing or (iv) WPC's use, generation, storage, transportation, treatment, sale or other off-site disposal of Hazardous Substances generated by or otherwise used in the business of WPC.

(aaaa) **"Private Financing Cash Portion"** has the meaning ascribed thereto in Section 2.2.

(bbbb) **"Private Financing"** has the meaning ascribed thereto in Section 2.2.

(cccc) **"Private Financing Share Portion"** has the meaning ascribed thereto in Section 2.2.

(dddd) **"Professional Fees"** means reasonable fees and disbursements of legal counsel, consultants and expert witnesses and other reasonable out-of-pocket expenses incurred in connection therewith.

(eeee) **"Purchase Price"** has the meaning ascribed thereto in Section 2.2.

(ffff) **"Purchased Shares"** means all of the issued and outstanding WPC Shares, directly or indirectly and beneficially or of record, owned by the Vendors as at the Time of Closing.

(gggg) **"Purchaser"** means Alter Nrg Corp., a corporation incorporated pursuant to the laws of the Province of Alberta.

(hhhh) **"Purchaser's Counsel"** means the law firm of Blake, Cassels & Graydon LLP.

(iiii) **"Purchaser's Share"** means one fully paid and non-assessable common share in the capital of the Purchaser.

(jjjj) **"Related Persons"** has the meaning ascribed thereto in Subsection 9.1(b)(iv).

(kkkk) **"Release"** means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing of Hazardous Substances into the Environment.

(llll) **"Repurchased Shares"** has the meaning ascribed thereto in Subsection 3.9(a).

(mmmm) **"Repurchased Shares Fraction"** has the meaning ascribed thereto in Subsection 3.9(b)(i).

(nnnn) **"Repurchase Notice"** has the meaning ascribed thereto in Subsection 3.9(a).

(oooo) **"Repurchase Notice Date"** has the meaning ascribed thereto in Subsection 3.9(a).

(pppp) **"Share Portion"** means the Private Financing Share Portion or the IPO Share Portion, as the case may be.

(qqqq) **"Statutory Escrow Agreement"** has the meaning ascribed thereto in Section 3.5.

(rrrr) **"Taxes"** shall mean any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers' compensation, capital, premium, and other taxes, assessments, customs, duties, fees, levies or other governmental charges of any nature whatever, whether disputed or not, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

(ssss) **"Tax Returns"** shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(tttt) **"Teaming and Participation Agreement"** shall mean that certain Teaming and Participation Agreement between Dighe and Lazzara dated December 29, 1998.

(uuuu) **"Technology"** shall mean any or all of the Intellectual Property Rights related to any technology, including the following: (A) works of authorship including, without limitation, computer programs, algorithms, routines, source code and executable code, whether embodied in software or otherwise, documentation, designs, files, records and similar data; (B) inventions (whether or not patentable) and improvements thereto; (C) proprietary and confidential information, including technical data and customer and supplier lists, trade secrets, show how, know how and techniques; (D) databases, data compilations and collections and technical data; (E) processes, tools, devices, methods, prototypes, schematics, bread boards, net lists, mask works, test methodologies and hardware development tools; and all instantations of the foregoing in any form and embodied in any media.

(vvvv) **"Third Party"** has the meaning ascribed thereto in Subsection 11.5(a).

(wwww) **"Third Party Claim"** has the meaning ascribed thereto in Subsection 11.5(a).

(xxxx) **"Time of Closing"** means 6:30 a.m. on the Closing Date (or such other time as the Parties may agree) when the Closing is scheduled to occur.

(yyyy) **"Total Value of the Purchaser"** has the meaning ascribed thereto in Subsection 3.9(b).

(zzzz) **"U.S. GAAP"** means generally accepted accounting principles in the United States as in effect from time to time, applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years.

(aaaaa) **"Vendors"** means Dighe and Lazzara, each a **"Vendor"**.

(bbbbb) **"Vendors' Counsel"** means the law firm of Buchanan Ingersoll & Rooney PC.

(ccccc) **"WARN Act"** means the Worker Adjustment and Retraining Notification Act of 1988.

(ddddd) **"Working Capital Balance"** means, in respect of WPC, the sum of cash, deposits, short term investments, WPC Receivables, WPC Inventories, prepaid expenses, and unreimbursed fees paid by WPC to WPC's auditors in connection with Section 3.2, less the sum of Bad Debts, bank operating lines and overdraft, accounts payable (excluding fees due to WPC's auditors in connection with Section 3.2), deferred revenues and/or revenues not collected, accrued Liabilities and Taxes payable (which expressly include Liabilities for Taxes estimated for the period ending on the Closing Date), all calculated in accordance with U.S. GAAP.

(eeeee) **"WPC"** means Westinghouse Plasma Corporation, a corporation organized under the laws of the Commonwealth of Pennsylvania.

(fffff) **"WPC Assets"** means all of WPC's right, title, estate and interest in and to its property and assets, real and personal, moveable and immovable, tangible and intangible of whatsoever nature and kind and wheresoever situated, including the WPC Intellectual Property and WPC Inventories.

(ggggg) **"WPC Audited Financial Statements"** means the audited comparative financial statements of WPC for each of the three years ended December 31, 2006, December 31, 2005 and December 31, 2004.

(hhhhh) **"WPC Bank"** means PNC Bank, Miracle Mile Branch, Monroeville, PA 15146.

(iiiii) **"WPC Benefit Plan"** has the meaning ascribed thereto in Subsection 4.37(a).

(jjjjj) **"WPC Business"** means the business presently and heretofore carried on by WPC as a going concern and the intangible WPC Goodwill associated therewith and any and all interests of whatsoever kind and nature related thereto.

(kkkkk) **"WPC Business Permits"** means all licenses, permits, authorizations and similar rights and privileges that are required and necessary under Applicable Law for WPC to own the WPC Assets and operate the WPC Business or for the status and qualification of WPC to carry on the WPC Business.

(lllll) **"WPC Computer Systems"** means all computer hardware, peripheral equipment, software and firmware, processed data, technology infrastructure and other computer systems and services that are used by or accessible to WPC to receive, store, process or transmit data, to carry on the WPC Business or to carry on its day-to-day operations and affairs.

(mmmmm) **"WPC Credit Facilities"** means WPC's working capital line of credit with the WPC Bank.

(nnnnn) **"WPC Customer List"** has the meaning ascribed thereto in Section 4.32.

(ooooo) **"WPC Documents"** means all contracts, agreements, documents, WPC Business Permits, licenses, certificates, maintenance records, engineering records, plans,

drawings, specifications, reports, compilations, analysis, studies, financial statements, budgets, market surveys, corporate records, software programs, manuals and data, sales and advertising materials, trade association files, research and development records and any other documents or information of whatsoever nature (including all data and information stored electronically, digitally or on computer-related media) relating to the WPC Business and any and all rights in relation thereto.

(ppppp) "**WPC Financial Statements**" means WPC's unaudited financial statements for the ten-month period ended October 31, 2006, as attached hereto as Schedule 1.1(ppppp).

(qqqqq) "**WPC Goodwill**" means the goodwill associated with the operation of the WPC Business including, but not limited to, the name, WPC Customer List, earning power, reputation and knowledge, which is of a commercial nature relating to the success of the WPC Business.

(rrrrr) "**WPC Intellectual Property**" shall mean any Technology and Intellectual Property Rights that are owned by, or licensed to, WPC.

(sssss) "**WPC Inventories**" means all inventories of stock-in-trade and merchandise including materials, supplies, work-in-progress, finished goods, tooling, service parts and purchased finished goods owned by WPC (including those in possession of suppliers, customers and other third parties).

(ttttt) "**WPC Leases**" has the meaning ascribed thereto in Subsection 4.11(d).

(uuuuu) "**WPC Material Contracts**" has the meaning ascribed thereto in Subsection 4.11(g).

(vvvvv) "**WPC Personnel List**" has the meaning ascribed thereto in Section 4.33.

(wwwww) "**WPC Receivables**" means all accounts receivable, bills and notes receivable, trade accounts, book debts and insurance claims of WPC together with any unpaid interest accrued on such items and any security or collateral for such items, including recoverable deposits.

(xxxxx) "**WPC Share**" means one fully paid and non-assessable share of common stock of the capital stock of WPC.

1.2 References and Headings

The references "hereunder", "herein", "hereby" and "hereof" refer to the provisions of this Agreement and references to Articles, Sections, Subsections and Schedules herein refer to articles, sections, subsections or schedules of this Agreement. Any reference to time shall refer to Calgary time. The headings of the Articles, Sections, Schedules and any other headings, captions or indices herein are inserted for convenience of reference only and shall not be used in any way in construing or interpreting any provision hereof.

1.3 United States Dollars

All dollar amounts referred to in this Agreement are in United States funds, unless otherwise indicated herein. Payment of the Cash Portion shall be by wire transfer of immediately available funds. All other

payments contemplated herein shall be by wire transfer, certified check or bank draft issued by a bank or such other transfer of immediately available funds as may be acceptable to the Parties.

1.4 Singular/Plural; Derivatives

Whenever the singular or masculine or neuter is used in this Agreement, it shall be interpreted as meaning the plural or feminine or body politic or corporate, and vice versa, as the context requires. Where a term is defined herein, a capitalized derivative of such term shall have a corresponding meaning unless the context otherwise requires.

1.5 Statutory References

Any reference to a statute shall include and shall be deemed to be a reference to such statute and to the regulations made pursuant thereto, and all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed which has the effect of supplementing the statute so referred to or the regulations made pursuant thereto.

1.6 Conflicts

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any Schedule hereto or any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

1.7 Accounting References

Where the character or amount of any asset or liability or item of income or expense is required to be determined or any consolidation or other accounting computation is required to be made for the purposes of this Agreement, the same shall be done in accordance with Canadian GAAP or U.S. GAAP, as the case may be, except where the application of such principles is inconsistent with, or limited by, the terms of this Agreement.

1.8 Interpretation Not Affected by Party Drafting

The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party will not be applicable to the interpretation of this Agreement.

1.9 Computation of Time Periods

If the time limited for the performance or completion of any matter under this Agreement expires or falls on a day that is not a Business Day, the time so limited shall extend to the next following Business Day. To the extent that interest is calculated for a period ending on a day that is not a Business Day, the last day of such period, for the purposes of calculating interest, shall extend to the next following Business Day.

1.10 Knowledge

In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a Party, such knowledge or awareness consists of the actual individual or collective knowledge or awareness, as applicable, as of the date of this Agreement, of the Party or the senior officers

of such Party, including, in the case of an individual, such knowledge or awareness that a reasonably prudent person would obtain in the ordinary course of conducting such individual's day-to-day management responsibilities; provided, however, that any reference to "actual knowledge" in this Agreement shall mean the actual knowledge or awareness of such individual and shall not include any constructive, implied or imputed knowledge.

1.11 Schedules

The following Schedules are attached hereto and made part of this Agreement:

Schedule 1.1(q) – Form of Break Fee Escrow Agreement
Schedule 1.1(cc) – Form of Dighe Employment Agreement
Schedule 1.1(hhh) – Form of Lazzara Employment Agreement
Schedule 1.1(ttt) – Permitted Encumbrances
Schedule 1.1(www) – Form of Post-Closing Escrow Agreement
Schedule 1.1(ppppp) – WPC Financial Statements
Schedule 4.2 – Shareholder List
Schedule 4.11(d) – WPC Leases
Schedule 4.11(g) – WPC Material Contracts
Schedule 4.11(h) – Restrictions on WPC Business
Schedule 4.12 – Bank Accounts
Schedule 4.16 – Litigation
Schedule 4.19(f) – Wage Increase
Schedule 4.19(j) – Unusual Transactions
Schedule 4.24(d) – Tax Returns
Schedule 4.26 – Insurance
Schedule 4.30 – Condition of WPC Assets
Schedule 4.32 – WPC Customer List
Schedule 4.33 – WPC Personnel List
Schedule 4.34(b) – In-Bound Licenses
Schedule 4.34(c) – Out-Bound Licenses
Schedule 4.34(f) – Proceedings
Schedule 4.34(k) –Software
Schedule 4.36(a) – WPC Directors, Employees, Contractors and Consultants
Schedule 4.37(a) – Employee Benefits and Pension Plans
Schedule 4.38(a)– Environmental Permits
Schedule 4.38(g) – Environmental Water Storage Tanks
Schedule 7.5(a) – Form of Release
Schedule 7.5(e) – Form of Non-Competition Agreement
Schedule 11.6(b)(iii)(D) – No Liability
Schedule 11.6(c)(ix) – Specific Indemnification

ARTICLE 2
SALE AND CONVEYANCE

2.1 Purchase and Sale of Purchased Shares

Subject to the terms and conditions hereof, at the Time of Closing, each Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase and receive from each Vendor, such Vendor's entire right, title and interest in and to the Purchased Shares in the proportions set forth on Schedule 4.2, free and clear of all Liens, for the Purchase Price as determined by the provisions of Sections 2.2, 2.3 and 3.1. At the Closing, each Vendor shall deliver to the Purchaser certificates representing the Purchased Shares, duly endorsed for transfer, or accompanied by executed stock powers.

2.2 The Purchase Price

The Purchase Price for the Purchased Shares (the "**Purchase Price**") will be an aggregate of $29 million, comprised of (i) in the case of an Equity Financing that does not result in the Purchaser's Shares being listed on an Exchange (a "**Private Financing**") $21.0 million in cash (the "**Private Financing Cash Portion**") and that number of Purchaser's Shares (at the Offering Price Per Purchaser's Share) equal to $8.0 million (the "**Private Financing Share Portion**") and (ii) in the case of an Equity Financing that results in the Purchaser's Shares being listed on an Exchange (an "**IPO Financing**"), $22.0 million in cash (the "**IPO Cash Portion**") and that number of Purchaser's Shares (at the Offering Price Per Purchaser's Share) equal to $7.0 million (the "**IPO Share Portion**"). On the Closing Date, (i) in the case of a Private Financing, $16.9 million of the Private Financing Cash Portion and $7.0 million of the Private Financing Share Portion will be paid to the Vendors in the proportions set forth in Section 2.4 and (ii) in the case of an IPO Financing, $17.9 million of the IPO Cash Portion and $6.0 million of the IPO Share Portion will be paid to the Vendors in the proportions set forth in Section 2.4. Also on the Closing Date, $4.1 million of the Cash Portion and $1.0 million of the Share Portion (together, the "**Escrow Amount**") will, subject to Section 3.5, be delivered to the Escrow Agent and dealt with in accordance with the provisions of the Post-Closing Escrow Agreement. The Purchaser's Shares will be issued at the Offering Price Per Purchaser's Share.

2.3 Issuance of Purchaser's Shares

For purposes of Section 2.2, the Purchaser's Shares will be issued at a deemed price per Purchaser's Share (the "**Offering Price Per Purchaser's Share**") equal to the actual gross sales price per Purchaser's Share obtained by the Purchaser pursuant to the Equity Financing.

2.4 Payment of Purchase Price

The Purchase Price shall be paid to the Vendors at the Time of Closing by the Purchaser delivering:

(a) to Lazzara, a wire transfer in the amount of **[Certain provisions have been deleted to maintain confidentiality]**;

(b) to Dighe, a wire transfer in the amount of (i) in the case of a Private Financing, **[Deleted to maintain confidentiality]** and (ii) in the case of an IPO Financing, **[Deleted to maintain confidentiality]**;

(c) to Dighe, a definitive certificate registered in the name of Dighe representing an amount of Purchaser's Shares (at the Offering Price Per Purchaser's Share) equal to (i) in the

case of a Private Financing, **[Deleted to maintain confidentiality]** and (ii) in the case of an IPO Financing, **[Deleted to maintain confidentiality]**; and

(d) subject to the requirements of Section 3.5, to the Escrow Agent in accordance with the provisions of the Post-Closing Escrow Agreement, a wire transfer representing **[Deleted to maintain confidentiality]** of the Cash Portion and a definitive certificate registered in the name of Dighe representing an amount of Purchaser's Shares (at the Offering Price Per Purchaser's Share) equal to **[Deleted to maintain confidentiality]**.

2.5 Purchase of Entire Interest

It is the understanding of the Parties that this Agreement shall provide for the purchase of all of the Purchased Shares that are owned by the Vendors at the Time of Closing, whether the same are owned as at the date hereof or to be acquired after the date hereof, and each Vendor therefore covenants and agrees with the Purchaser that if, prior to the Time of Closing, he acquires any further WPC Shares or rights to acquire any WPC Shares, in addition to those set forth in this Agreement, then such additional WPC Shares or rights shall be part of the Purchased Shares and shall be subject to the terms of this Agreement, and such WPC Shares shall be delivered or such rights shall be transferred to the Purchaser at the Time of Closing, without the payment of any additional or further consideration.

ARTICLE 3
ADDITIONAL COVENANTS

3.1 Post-Closing Financial Adjustments

(a) On or prior to the Adjustment Date, the Purchaser will provide the Vendors with a statement (the "**Adjustment Statement**") setting forth the Working Capital Balance as at the Closing Date.

(b) On the Adjustment Date, the Purchase Price will be recalculated (such recalculation, the "**Adjusted Purchase Price**") on a dollar for dollar basis (subject to the limitation in subclause (ii) below) by being:

(i) decreased by any amount by which the Working Capital Balance as set forth in the Adjustment Statement is less than $150,000; and

(ii) increased by the amount by which the Working Capital Balance as set forth in the Adjustment Statement is greater than $150,000, such increase not to exceed $325,000;

and the applicable Party agrees to pay to the applicable other Parties the Adjusting Amount as further contemplated by this Section 3.1.

(c) The Purchaser shall provide to each Vendor the right to review the Adjustment Statement at the earliest opportunity following its preparation and shall provide reasonable access to the working papers of the Purchaser to aid in such review. The Vendors shall have ten Business Days after delivery of the Adjustment Statement in accordance with Subsection 3.1(a) to deliver to the Purchaser a notice (the "**Certificate of Dispute**") disputing, in reasonable detail, the Purchaser's claim with respect to the calculation of the Adjusting Amount including, if applicable, the calculation of the Working Capital Balance or some portion thereof. If the Vendors fail to deliver a

Certificate of Dispute to the Purchaser in such manner and within such time period, then the Vendors shall be deemed to have accepted the Adjustment Statement and, (i) if the Adjusting Amount is payable to the Purchaser, the Vendors shall make payment of the Adjusting Amount to the Purchaser within two Business Days of the expiration of the ten Business Day period contemplated above in this Subsection 3.1(c), or (ii) if the Adjusting Amount is payable to the Vendors, the Purchaser shall make payment of the Adjusting Amount to the Vendors within two Business Days of the expiration of the ten Business Day period contemplated above in this Subsection 3.1(c). If the Vendors do deliver a Certificate of Dispute to the Purchaser in the manner set forth above disputing the Purchaser's claim to all or a portion of the Adjusting Amount, then the Purchaser and the Vendors shall follow the procedures set forth in Subsection 3.1(d).

(d) If the Vendors deliver a Certificate of Dispute in accordance with Subsection 3.1(c) and if the Certificate of Dispute is disputed by the Purchaser and if the Vendors and the Purchaser fail to resolve such dispute within ten Business Days after the delivery of the Certificate of Dispute, then, at the written request of either the Vendors or the Purchaser, the Independent Auditor shall be promptly engaged to resolve such dispute and the Independent Auditor shall be required to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within 30 Business Days after the dispute is referred to it. The decision of the Independent Auditor shall be final and binding and the Vendors shall make any payment to the Purchaser required thereby within two Business Days of the Independent Auditor's decision; alternatively, the Purchaser shall make any payment to the Vendors required thereby within two Business Days of the Independent Auditor's decision. The fees and expenses of the Independent Auditor shall be for the sole account of the Party requesting the engagement of the Independent Auditor, unless the Independent Auditor's decision is to the benefit of such Party by at least $25,000, in which circumstance the fees and expenses of the Independent Auditor shall be borne as to 50% by the Purchaser and 50% by the Vendors.

(e) For the purposes of this Section 3.1, any payments to be made by or to the Vendors shall be allocated pro rata between Dighe and Lazzara in the proportions set forth in Schedule 4.2.

(f) The classification of any WPC Receivable as a Bad Debt in the calculation of the Working Capital Balance shall be the sole and exclusive remedy of the Purchaser in respect of any incorrectness or breach of the representation and warranty of the Vendors set forth in Section 4.18. If any WPC Receivables are classified as Bad Debt in the calculation of the Working Capital Balance, the Purchaser shall promptly assign such WPC Receivables to the Vendors. Upon such assignment, the Vendors may take such actions in good faith as they deem necessary or advisable in order to collect such WPC Receivables.

3.2 Disclosure Obligations

Each Vendor shall use reasonable commercial efforts to the extent he is able, exercised in a timely manner so as to permit the Purchaser (or any affiliate thereof or successor thereto) to comply with Applicable Law, to assist WPC and the Purchaser in obtaining, at the Purchaser's expense, the co-operation of WPC's current, former and future auditors and/or accounting advisors with the Purchaser and/or its agents, including the Purchaser's auditors, in connection with the review and audit of the financial information respecting WPC to be contained in any offering memorandum, information circular,

prospectus, take-over bid circular, business acquisition report, press release or other document, the form and content of which are subject to or prescribed by Applicable Law (collectively, "**Disclosure Documents**"). It is anticipated that, prior to the Closing, the Purchaser will require, at a minimum, the WPC Audited Financial Statements and the Vendors agree to work with the Purchaser to commence and/or continue the audit process immediately at WPC's premises. In addition, each Vendor shall use reasonable commercial efforts to the extent he is able, exercised in a timely manner so as to permit the Purchaser (or any affiliate thereof or successor thereto) to comply with Applicable Law, to assist WPC and the Purchaser in obtaining, at the Purchaser's expense, from WPC's current and future auditors and/or accountants any required "comfort letter" regarding any of the aforesaid financial information contained in any Disclosure Document and to obtain the consent of such auditors to the inclusion of the auditors' report or reports in respect of any audited financial statements of WPC included in any Disclosure Document; provided, however, the Vendors shall have no Liability to the Purchaser in the event such auditors fail to perform any of such obligations, provided that the Vendors shall have complied with their obligations under this Section 3.2. For clarity, subsequent to Closing, the obligations of the Vendors pursuant to Section 3.2 shall only be obligations of Dighe. The Purchaser acknowledges that Lazzara does not have detailed financial information with respect to WPC financial matters. Upon completion and delivery of the WPC Audited Financial Statements and reimbursement of the fees payable to the auditors in connection therewith, the Vendors shall cause WPC to provide copies of such WPC Audited Financial Statements to the Purchaser. The provisions of this Section 3.2 shall survive the Closing Date for a period of three years.

3.3 Employee Matters

Each Vendor agrees that until the termination of this Agreement, it will not allow WPC to terminate the employment of any of its key employees without the prior written consent of the Purchaser and each Vendor shall use reasonable commercial efforts to encourage all current employees of WPC to remain employed by WPC subsequent to the Closing Date.

3.4 Tax Matters

(a) Preparation and Filing of Pre-Closing and Post-Closing Period Tax Returns.

(i) Tax Periods Ending on or Before the Closing Date. The Vendors shall prepare, or cause to be prepared, and deliver to WPC for signature all Tax Returns of WPC for all Tax periods ending on or prior to the Closing Date which are to be filed after the Closing Date. The Vendors shall permit the Purchaser to review and comment on each such Tax Return described in the preceding sentence.

(ii) Tax Periods Beginning Before and Ending After the Closing Date. The Purchaser shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns of WPC for all Tax periods which begin before the Closing Date and end after the Closing Date. The Vendors shall pay to the Purchaser, within five days following any demand by the Purchaser, with respect to such Tax Returns, an amount equal to the portion of such Taxes which relates to the portion of such taxable period ending on the Closing Date (as determined pursuant to Subsection 3.4(c) hereof). The Purchaser shall permit the Vendors to review and comment upon such Tax Returns.

(b) Cooperation in Filing Tax Returns. The Purchaser and the Vendors shall provide to the other such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return of WPC, amended Tax Return of WPC or

claim for refund, determining liability for Taxes of WPC or a right to refund of Taxes, or in conducting any audit, litigation or other proceeding with respect to Taxes owed by WPC. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with relevant accompanying schedules and relevant work papers, relevant documents relating to rulings and other determinations by Taxing Authorities, and relevant records concerning the ownership and Tax basis of property, which any such party may possess. Each Party will, as applicable, cause WPC to retain all Tax Returns, schedules, work papers, and all material records and other documents relating to Tax matters, of WPC for the Tax period first ending after the Closing Date and for all prior Tax periods until the later of either (i) the expiration of the applicable statute of limitations (and, to the extent notice is provided with respect thereto, any extensions thereof) for the Tax periods to which the Tax Returns and other documents relate or (ii) eight years following the due date (without extension) for such Tax Returns. Thereafter, the Purchaser may cause WPC to dispose of them provided that such Party shall give to the other party reasonable notice prior to doing so. Each Party shall make its employees reasonably available on a mutually convenient basis at its cost to provide explanation of any documents or information so provided.

(c) Allocation of Certain Taxes.

(i) If WPC is permitted but not required under Applicable Law to treat the Closing Date as the last day of a taxable period, then the Parties shall treat that day as the last day of a taxable period.

(ii) In the case of Taxes arising in a taxable period of WPC that includes, but does not end on, the Closing Date, except as provided in Subsection 3.4(c)(iii), the allocation of such Taxes between the Pre-Closing Period and the Post-Closing Period shall be made on the basis of an interim closing of the books as of the end of the Closing Date. "**Post-Closing Period**" means any taxable period or portion thereof beginning after the Closing Date. If a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that begins on the day following the Closing Date shall constitute a Post-Closing Period. "**Pre-Closing Period**" means any taxable period or portion thereof that is not a Post-Closing Period. For the avoidance of doubt, for purposes of this Subsection 3.4(c)(ii), any Tax resulting from the transactions contemplated by this Agreement is attributable to the Pre-Closing Period.

(iii) In the case of any Taxes that are imposed on WPC on a periodic basis and are payable by WPC for a taxable period that includes, but does not end on, the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (A) in the case of any Taxes, other than Taxes based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (B) in the case of any Tax based upon or related to income or receipts, or franchise Taxes, or Taxes based on capitalization, debt or shares of stock authorized, issued or outstanding, or ad valorem Taxes, be deemed equal

to the amount which would be payable if the relevant taxable period ended as of the end of the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with the prior practice of WPC.

(d) Termination of Tax Sharing Agreements. Any and all Tax allocation or sharing agreements or other agreements or arrangements binding WPC shall be terminated with respect to WPC as of the day before the Closing Date and, from and after the Closing Date, WPC shall not be obligated to make any payment pursuant to any such agreement or arrangement for any past or future period.

3.5 Sale of Purchaser's Shares

(a) Dighe acknowledges that the Purchaser's Shares may be subject to hold periods and escrow provisions in accordance with the provisions of Applicable Law and the rules of the Exchange, if applicable, and further agrees that the certificates representing the Purchaser's Shares shall bear all legends as required by Applicable Law and no others. In addition to the requirements of the Post-Closing Escrow Agreement, Dighe agrees to escrow the Purchaser's Shares on terms substantially similar to, but no more onerous than, any escrow which may be imposed on the directors and senior officers of the Purchaser in connection with any initial public offering (or other process resulting in the Purchaser becoming a "reporting issuer" in at least one jurisdiction in Canada) which may be undertaken by the Purchaser (the "**Escrow Terms**"). If: (a) the Purchaser is a "reporting issuer" on the Closing Date, Dighe will enter into, on the Closing Date, any agreement which may be necessary to implement the Escrow Terms; or (b) if the Purchaser becomes a "reporting issuer" subsequent to the Closing Date, Dighe will enter into, at the applicable time, any agreement which may be necessary to implement the Escrow Terms (any of such agreements, a "**Statutory Escrow Agreement**").

(b) The Parties acknowledge and agree that the terms of any Statutory Escrow Agreement are anticipated to supersede the terms of the Post-Closing Escrow Agreement, and the Parties agree to first comply with the terms of any Statutory Escrow Agreement and thereafter comply with the provisions of the Post-Closing Escrow Agreement. For clarity, the Parties acknowledge and agree that should any Purchaser's Shares be releasable under a Statutory Escrow Agreement, but still be subject to escrow under the Post-Closing Escrow Agreement (if the Post-Closing Escrow Agreement had been in place since Closing), that the Parties will immediately enter into the Post-Closing Escrow Agreement and make the necessary arrangements to have such Purchaser's Shares transferred to the escrow agent under the Post-Closing Escrow Agreement.

(c) Dighe agrees that he shall not deal with the Purchaser's Shares in any manner which is in violation of any of the legends appearing on the certificates representing the Purchaser's Shares.

(d) If, subsequent to the expiration of any hold periods applicable to the Purchaser's Shares (as may be imposed by Applicable Law, the rules of the Exchange or the Escrow Terms) and prior to the date which is 18 months from the Closing Date, Dighe wishes to sell or otherwise dispose of any Purchaser's Shares, he will allow the Purchaser (if the Purchaser so desires) ten days to facilitate such sale or disposition at an equivalent price per Purchaser's Share (and without any greater commission, fee or other charge)

through other means (which may or may not include using the facilities of the Exchange or any other stock exchange upon which the Purchaser's Shares may be listed).

3.6 Board Representation

Subject at all times to: (a) the prior approval of the Exchange, if applicable, and any other Authorized Authority; and (b) the fiduciary obligations of the Purchaser's directors, at the Time of Closing, or as soon thereafter as is reasonably practicable, the Purchaser shall take reasonable action to cause Dighe to be appointed to the Purchaser's board of directors if, on or prior to January 15, 2007, Dighe irrevocably elects to accept such appointment by written notice to the Purchaser. Notwithstanding the foregoing, Dighe will not have to accept such appointment unless he is reasonably satisfied with the level of directors' and officers' insurance available to him and the liability protection provided by the Purchaser's and the Purchaser's constating documents or under Applicable Law.

3.7 Break Fee

From and after the date hereof, if the Purchaser terminates this Agreement for any reason or if the Closing Date does not occur by April 30, 2007, in each case for any reason except for: (a) an Agreement Default; or (b) because the WPC Audited Financial Statements cannot be delivered on a timely basis to permit the Purchaser to complete the Equity Financing due to a lack of cooperation from the Vendors, the Assignor shall pay to the Vendors a break fee equal to $3,300 per day (the "**Break Fee**") for each day which elapses from the execution of this Agreement to the day the Purchaser provides notice to the Vendors of the termination of this Agreement, or April 30, 2007, whichever is earlier. The Parties hereby acknowledge execution and delivery of the Break Fee Escrow Agreement. On the first Business Day of each month (which for the purposes of the first of such payments was deemed to be the date of execution of the Original Agreement), the Assignor will put $100,000 (or, in the case of the first of such payments, the sum of $3,300 per day for each remaining day in such month) in the escrow account established under the Break Fee Escrow Agreement in respect of the Break Fee for that month. On the first Business Day of each subsequent month, should the Purchaser wish to continue with the transaction contemplated by this Agreement, an additional $100,000 will be put, by the Assignor, in the escrow account established under the Break Fee Escrow Agreement in respect of the Break Fee for such month. If Closing occurs, or if this Agreement is terminated without the Break Fee becoming payable, all funds deposited in such escrow account shall be returned to the Assignor. If the Break Fee becomes payable, the amount of $3,300 per day for the applicable number of days shall be released from the escrow account to WPC, with any remaining funds becoming returned to the Assignor. Any interest earned on funds deposited by the Assignor in escrow pursuant to this Section 3.7 shall be for the account of the Assignor. For clarity, the audit opinion pertaining to the WPC Audited Financial Statements will be acceptable to the Purchaser even in the event that it is qualified.

3.8 Structuring Considerations

The Vendors and the Purchaser agree that the Purchaser may, in its discretion, assign any or all of its rights or obligations under this Agreement (and any other agreement contemplated hereby, including the Dighe Employment Agreement, the Lazzara Employment Agreement, the Break Fee Escrow Agreement, the Post-Closing Escrow Agreement, the Statutory Escrow Agreement and the Non-Competition Agreements) to a wholly-owned direct or indirect subsidiary of the Purchaser, or an affiliate of the Purchaser prior to the Closing; provided that, if such assignment takes place, the Purchaser shall continue to be liable to the Vendors for any default in performance by the assignee; provided further, the Purchaser shall provide prompt written notice of such assignment to the Vendors. Any such assignees may include corporations, partnerships, trusts or special purpose vehicles.

3.9 Repurchase of Purchaser's Shares

(a) Subject to Subsection 3.9(c), from and after the fifth anniversary of the Closing Date, Dighe shall have the right to require the Purchaser to purchase all (but not less than all) of the Purchaser's Shares (the "**Repurchased Shares**") issued to Dighe pursuant to this Agreement by delivery of notice (the "**Repurchase Notice**") to the Purchaser (the date of delivery of such notice, the "**Repurchase Notice Date**").

(b) The purchase price for the Repurchased Shares shall equal the product of the Total Value of the Purchaser multiplied by the Repurchased Shares Fraction. The "**Total Value of the Purchaser**" shall be the amount determined by one of the following valuation methods:

(i) an amount equal to (i) seven (7) times Average EBITDA minus (ii) the aggregate amount of outstanding indebtedness as of the end of the most recent fiscal quarter prior to the Repurchase Notice Date plus (iii) the Purchaser's cash and cash equivalents as of the end of the most recent fiscal quarter prior to the Repurchase Notice Date. "**Average EBITDA**" means the average of the Purchaser's EBITDA over the three-year period for which audited financial statements are available as of the Repurchase Notice Date. "**EBITDA**" means the sum of the net earnings (or loss) after Taxes of the Purchaser, excluding extraordinary losses and extraordinary gains, plus, in each case to the extent deducted in calculating net earnings (or loss) (x) Taxes, (y) depreciation and amortization expense, and (z) interest expense. The calculation of EBITDA shall be on the basis of the Purchaser's audited financial statements and each component thereof shall be determined in accordance with Canadian GAAP. The "**Repurchased Shares Fraction**" means the fraction, the numerator of which is the total number of Repurchased Shares and the denominator of which is the aggregate number of Purchaser's Shares issued and outstanding on the Repurchase Notice Date (excluding any Purchaser's Shares held in treasury and not canceled);

(ii) an amount mutually agreed to by the Purchaser and Dighe; or

(iii) a valuation determined pursuant to an independent "going concern" appraisal of the Purchaser as of the Repurchase Notice Date, exclusive of the effect of the repurchase of the Repurchased Shares, performed by an independent appraisal firm (the "**Appraiser**").

(c) Within thirty (30) days after the receipt of the Repurchase Notice, the Purchaser shall deliver to Dighe its calculations of Average EBITDA, the Total Value of the Purchaser and the purchase price for the Repurchased Shares. During the period prior to the delivery of such calculation, Dighe and the Purchaser shall endeavor to agree upon the Total Value of the Purchaser. In the event (i) Dighe and the Purchaser agree on a Total Value of the Purchaser or (ii) Dighe agrees with the Purchaser's calculation of the Total Value of the Purchaser, then such agreed upon amount shall be the Total Value of the Purchaser for all purposes of this Agreement. In the event Dighe and the Purchaser are unable to agree on the Total Value of the Purchaser, then within 30 days after the Purchaser delivers its calculations to Dighe, Dighe shall so notify the Purchaser of his disagreement with such calculations (the "**Dispute Notice**") and an Appraiser shall thereupon be appointed. Within 10 days after Dighe delivers the Dispute Notice to the

Purchaser, Dighe and the Purchaser shall endeavor to agree upon the Appraiser. In the event the Purchaser and Dighe are unable to mutually agree upon the Appraiser, within such ten (10) day time period, each shall nominate an independent third-party within five (5) days after the expiration of such ten (10) day time period and the two appraisers so nominated shall, within ten (10) days thereafter, select the Appraiser, who must have experience in valuing energy technology companies. The Appraiser shall be instructed to complete the appraisal of the Purchaser in accordance with the provisions of this Subsection 3.9(c) no later than thirty (30) days after the appointment and to deliver the appraisal report simultaneously to Dighe and the Purchaser. The costs and expenses of the Appraiser shall be borne one-half by the Purchaser and one-half by Dighe. Upon completion of such appraisal, the Total Value of the Purchaser shall equal the greater of the amounts determined pursuant to Subsection 3.9(b)(i) or 3.9(b)(iii), which determination shall be final and binding on Dighe and the Purchaser.

(d) The closing of the sale and purchase of the Purchaser's Shares pursuant to this Section 3.9 shall be held at the principal office of the Purchaser on a date and time specified by notice given by the Purchaser to Dighe, which date shall not be less than 10 nor more than 60 days after the final determination of the Total Value of the Purchaser in accordance with the provisions of this Section 3.9. At the closing, (i) Dighe shall deliver to the Purchaser certificates representing the Purchaser's Shares, duly endorsed for transfer, and (ii) the Purchase shall deliver to Dighe immediately available fund via wire transfer in payment in full of the purchase price of the Repurchased Purchaser's Shares.

(e) Dighe's rights under this Section 3.9 shall terminate on the earliest of: (i) the expiration of the escrow period under the Escrow Terms following the Purchaser's completion of an initial public offering (or other process resulting in the Purchaser becoming a "reporting issuer" in at least one jurisdiction in Canada) or (ii) the sale by Dighe of any Purchaser's Shares to a third party (for clarity, a transfer by Dighe to a family member or a trust for the benefit of Dighe or any family member shall not be a sale for the purposes of this Subsection 3.9(e)).

(f) The Purchaser's obligations to repurchase Purchaser's Shares under this Section 3.9 shall be subject to compliance with Applicable Law, any Statutory Escrow Agreement and the provisions of the Purchaser's constating documents.

(g) To the extent the Purchaser is restricted by Applicable Law, any Statutory Escrow Agreement or the provisions of the Purchaser's constating documents, from consummating the purchase of the Repurchased Shares, but the Purchaser is not so restricted, the Purchaser shall cause the Purchaser to purchase the Repurchased Shares on the terms and conditions set forth in this Section 3.9.

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE VENDORS

4.1 Representations, Warranties and Covenants of the Vendors

To induce the Purchaser and the Assignor to enter into this Agreement and complete the transactions contemplated hereby, each Vendor severally, and not jointly and severally, covenants, represents and

warrants to and in favor of the Purchaser and the Assignor as of the date of the Original Agreement and as of the Closing Date as provided in this Article 4.

4.2 Shareholder List

Attached as Schedule 4.2 is a true and complete list of all of the shareholders of WPC as at the date hereof setting forth, among other things, the number of WPC Shares registered in the name of each such shareholder.

4.3 Purchased Shares

Such Vendor has good, marketable, beneficial and/or record title to all of the Purchased Shares owned by such Vendor and as set forth in Schedule 4.2, free of all Liens of whatsoever nature and no Person has any agreement or option or right capable of becoming an agreement or option for the purchase from such Vendor of any of the Purchased Shares except as provided herein, and such Vendor has good right, full power and absolute authority to sell and assign the Purchased Shares to the Purchaser for the purpose and in the manner as provided in this Agreement. Except for the Teaming and Participation Agreement, the Purchased Shares are not subject to any shareholder, pooling, escrow or similar agreements. As of the Closing, the Purchased Shares will not be subject to any shareholder, pooling, escrow or similar agreement.

4.4 Execution and Enforceability

Such Vendor has the legal capacity to execute, deliver and perform this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by such Vendor and this Agreement constitutes, and all other documents executed and delivered on behalf of such Vendor hereunder shall, when executed and delivered constitute, legal, valid and binding obligations of such Vendor enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(a) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(b) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law).

4.5 Bankruptcy and Insolvency Matters

No action or proceeding has been commenced or filed by or against such Vendor or which seeks or may lead to receivership, bankruptcy, a consumer proposal or any other similar proceeding in respect of such Vendor, the adjustment, compromise or composition of claims against such Vendor or the appointment of a trustee, receiver, liquidator, custodian or other similar officer for such Vendor or any portion of his assets. No such action or proceeding has been authorized or is being considered by or on behalf of such Vendor and no creditor of such Vendor has threatened to commence or advised that it may commence, any such action or proceeding.

4.6 Broker's Fees

Such Vendor has not incurred any obligation or liability, contingent or otherwise, for broker's or finder's fees in respect of the transaction herein provided for which the Purchaser or WPC shall have any obligation or liability.

4.7 Shareholder Agreements

Any and all shareholder, pooling, escrow or similar agreements respecting WPC or to which any Vendor is a party have been terminated or will have been terminated immediately prior to the Closing without Liability to WPC.

4.8 Due Incorporation, Capitalization, Allotment, Issuance of Shares and Execution

(a) WPC has been duly incorporated and organized under the laws of the Commonwealth of Pennsylvania and is validly subsisting under the laws of the Commonwealth of Pennsylvania.

(b) As at the date hereof, the authorized capital stock of WPC consists solely of 1,000,000 shares of common stock, par value $0.01 per share. The WPC Shares set forth in Schedule 4.2 are issued and outstanding, fully paid and non-assessable and no other shares or securities of any class or type are issued and outstanding.

(c) There are no outstanding subscriptions, options, rights, warrants or other agreements or commitments obligating WPC to sell or issue any additional WPC Shares or securities of any class of WPC or any securities convertible into any WPC Shares or securities of any class of WPC.

(d) The WPC Shares have been duly authorized, validly issued and are fully paid and non-assessable. The WPC Shares were issued in compliance with all Applicable Laws and were not issued in violation of any WPC Document to which WPC is subject.

(e) There are no Liabilities owed by WPC, other than as contemplated in Section 4.17 or as set forth in the WPC Financial Statements.

(f) There are no outstanding shareholder loans or loans to directors owed by WPC.

(g) The execution and delivery of this Agreement by such Vendor and the completion of the sale and purchase of the Purchased Shares in accordance with the terms of this Agreement are not and will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval:

   (i) under any permit or authorization of any Authorized Authority to which either Vendor is a party or by which either Vendor is bound;

   (ii) of any other Person;

   (iii) under any WPC Document to which any Vendor or WPC is a party (other than the CBS License which contains a right of termination by CBS Corporation upon a change of ownership of WPC); or

   (iv) under Applicable Law.

4.9 Subsidiaries and Securities

WPC owns no, and has never owned any subsidiary corporations and owns no, and has never owned any shares or securities of any other entity or business and there are no agreements of any nature to which WPC is a party, to acquire any subsidiary or business or to acquire, howsoever, any other business.

4.10 Absence of Certain Changes

Since December 31, 2005, except as reflected in the WPC Financial Statements:

(a) there has not been any material adverse change in the financial condition of WPC;

(b) there has not been any physical damage, destruction or loss to any of the WPC Assets, not covered by insurance paid to WPC, which has had, or might reasonably be expected to have, a material adverse effect on the WPC Business, WPC's financial condition, the value of the WPC Assets or the operations of WPC;

(c) there has not been any material change by WPC in accounting methods or principles which would be required to be disclosed under U.S. GAAP; and

(d) there has not been any outstanding dividend payable, any declaration or payment of any dividend on, or any other distribution with respect to, any securities of WPC, or any repurchase, redemption or other acquisition of any such securities.

4.11 WPC Business

(a) Except for entering into the agreements listed in Schedule 4.19(j), since December 31, 2005, the WPC Business has been carried on in the ordinary and normal course, consistent with past practice.

(b) WPC has the corporate power and authority to own the WPC Assets (and WPC has good and marketable legal and beneficial title to all of the WPC Assets) and to carry on the WPC Business presently carried on by it.

(c) To the actual knowledge of such Vendor, WPC is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the WPC Business conducted by it or the property owned or leased by it make such qualification necessary.

(d) Other than the leases set forth in Schedule 4.11(d) (the "**WPC Leases**"), WPC is not a party to any lease or agreement in the nature of a lease in regard to real or personal property whether as lessor or as lessee and is not a party to any conditional sale or other title retention agreement. Schedule 4.11(d) sets forth a list of all real property currently leased by WPC, the name of the lessor and the date of the lease and each amendment thereto. All such current leases are in full force and effect (assuming such leases are enforceable against the counterparty thereto), are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by WPC which would have a material adverse effect on WPC or, to the knowledge of WPC, any other party. Except as set out in Schedule 4.11(d), completion of the transactions contemplated by this Agreement will not give rise to a right of

termination (or result in any additional or more onerous obligation on WPC) under any WPC Lease. WPC owns no real property, nor has it ever owned any real property.

(e) To the actual knowledge of such Vendor, WPC holds all WPC Business Permits necessary to carry out its operations and the present status of WPC does not violate the terms of such WPC Business Permits and the current conduct of the WPC Business is not in breach of any Applicable Law, covenant or restitution.

(f) WPC is not in breach of any provision of, nor has it received notice of, nor to such Vendor's knowledge, is there any, existing default under, any WPC Document to which WPC is a party.

(g) Other than the WPC Leases, each WPC Document to which WPC is a party which involves a price or consideration of more than $100,000 payable during the term of such WPC Document, which could materially affect the WPC Business or the financial condition of WPC or which is between WPC and any director, officer, employee or shareholder of WPC (or any affiliate of any of the foregoing) (the "**WPC Material Contracts**"), is disclosed in Schedule 4.11(g). Each WPC Material Contract is in full force and effect in accordance with the terms thereof and WPC is not in default under any WPC Material Contract, and, to the best of such Vendor's knowledge, there is no outstanding notice of cancellation or termination in connection therewith, nor does there exist any event or circumstance which through the passage of time or which as a result of a notice by a third party would become a default by WPC under any WPC Material Contract. Completion of the transactions contemplated by this Agreement will not give rise to a right of termination (or result in any additional or more onerous obligation on WPC) under any WPC Material Contract other than the CBS License.

(h) To the actual knowledge of such Vendor, based on such Vendor's business judgment, the WPC Assets are adequate for the conduct of the WPC Business as presently conducted. The WPC Assets include all Intellectual Property and other property and assets, tangible and intangible, applicable to or used in connection with the WPC Business. Other than as set forth in Schedule 4.11(h), and pursuant to any contracts entered into in the ordinary course of the WPC Business from the date hereof until the Closing Date, WPC is not a party to any contract or commitment that would limit the freedom of WPC (i) to compete in any line of business or with any Person or in any geographical area or (ii) otherwise to conduct the WPC Business as currently conducted and as proposed to be conducted by WPC under the Vendors' control. There exists no facts or circumstances which could materially and adversely affect the ability of WPC to continue the WPC Business consistent with past practice following the completion of the transaction contemplated by this Agreement.

4.12 Bank Accounts

All bank accounts and safety deposit boxes maintained by WPC and the names of all Persons authorized to draw thereon or to have access thereto are set forth on Schedule 4.12.

4.13 Remuneration of Certain Persons

Except for payment or reimbursement of expenses, salaries and bonuses payable in the ordinary course, consistent with past practice (the details of which have been provided to the Purchaser), no payments

have been made or authorized since December 31, 2005, by WPC to its officers, directors, shareholders or employees, or former officers, directors, shareholders or employees.

4.14 Capital Expenditures

Other than as reflected in the WPC Financial Statements or as contemplated by Subsection 9.1(b)(ii), no capital expenditures have been made or authorized by WPC since December 31, 2005, other than various consumable items.

4.15 Officers and Directors

The only officers and directors of WPC are as hereinafter set forth:

Name	Office
Shyam V. Dighe	President, Chief Executive Officer, Chief Financial Officer, Chief Technical Officer, Secretary and Director
Daniel E. Lazzara	Chief Operating Officer, Vice President and Director

4.16 Litigation

(a) There are no judgments unsatisfied against WPC or any of its officers or directors or any consent decrees, injunctions or orders to which WPC or any of its officers or directors is subject or bound and there are no Legal Proceedings (whether or not purportedly on behalf of WPC) commenced, pending or, to such Vendor's actual knowledge, threatened against or affecting WPC or its officers or directors at law or in equity or before or by any Authorized Authority, which Legal Proceeding involves the possibility of any judgment against or liability of WPC. Such Vendor is not actually aware of any existing ground on which any such Legal Proceeding might be commenced with any reasonable likelihood of success. No Authorized Authority has at any time challenged or questioned the legal right of WPC to manufacture, offer or sell any of its products in the present manner or style thereof.

(b) WPC is not subject to any judgment, order, writ, injunction or decree of any Authorized Authority which would prevent the carrying out of this Agreement or consummation of the transactions contemplated herein.

4.17 WPC Financial Statements

(a) The WPC Financial Statements fairly present the WPC Assets and the Liabilities of WPC and its financial condition as at the date thereof and the results of its operations for the fiscal period reported on. The financial books and records of WPC, together with the WPC Financial Statements, fairly and correctly set out and disclose in all material respects, the financial condition of WPC as at the date thereof and all material financial transactions have been accurately recorded in such books and records.

(b) The WPC Financial Statements have been prepared on a consistent basis from year to year and are consistent with the books and records of WPC. The Vendors make no

representation with respect to the conformity of the WPC Financial Statements to U.S. GAAP.

(c) The WPC Financial Statements do not contain any untrue statement of fact and do not omit to state any fact required to be stated to make the WPC Financial Statements not misleading.

(d) There are no Liabilities of WPC for Taxes due for any period prior to the date of the WPC Financial Statements, except as disclosed in the WPC Financial Statements.

(e) All prepaid expenses reflected in the WPC Financial Statements and all expenses prepaid by WPC subsequent to the date of the WPC Financial Statements were prepaid in accordance with the regular business practices of WPC consist of expenses that were incurred in the ordinary course of business of WPC consistent with past practice, and are valued at reasonable amounts based on the ordinary course of business of WPC within the past 12 months. There has not been any material write-down or write-off of, or other adjustment to, such prepaid expenses since the date of the WPC Financial Statements.

(f) There are no Liabilities of WPC either accrued, absolute, contingent or otherwise, except:

(i) Liabilities set forth in the WPC Financial Statements and not heretofore paid or discharged;

(ii) Liabilities arising in the ordinary course of business under any WPC Document which is either specifically disclosed in a schedule to this Agreement or not required to be disclosed pursuant to the terms of this Agreement; or

(iii) Liabilities incurred, consistent with past business practice, in or as a result of the normal or ordinary course of business since the date of the WPC Financial Statements and which are not, either individually or in aggregate, material to the financial condition of WPC.

4.18 Collectability of Receivables

All WPC Receivables are valid obligations which arose in the ordinary course of business and, in the reasonably held opinion of such Vendor, will be collected in the ordinary course of business and, in any event, within 90 days of the Closing Date, in the aggregate, at their full face value net of the aggregate amount of the reserve for doubtful accounts in the WPC Financial Statements. None of the WPC Receivables is due from an affiliate of WPC.

4.19 Absence of Unusual Transactions

Except as disclosed in Schedule 4.19 or as specifically provided for in this Agreement, since December 31, 2005 and without limiting anything elsewhere contained in this Agreement, WPC has not:

(a) transferred, assigned, sold or otherwise disposed of any of the WPC Assets with a fair market value individually or in the aggregate in excess of $50,000 or cancelled any debts or claims except in each case in the ordinary and usual course of the WPC Business;

(b) issued or sold any shares of capital stock or any warrants, bonds, debentures or other corporate securities, nor issued, granted or delivered any right, option or other commitment for the issuance of any such shares or other securities;

(c) declared or paid any dividend or declared or made any other distribution in respect of its capital or purchased, redeemed or otherwise acquired any of its shares or the shares of any other company or effected any redemption, purchase, subdivision, consolidation or reclassification of or other change in its capital stock;

(d) waived any rights;

(e) amended or changed or taken any action to amend or change its articles of incorporation or bylaws;

(f) made or entered into a commitment to make any general wage or salary increases, made, amended, granted or agreed to make, grant or amend any bonus (other than consistent with past practice), profit sharing, retirement, insurance, death, severance or fringe benefit or other extraordinary or indirect compensation, or made loans or advances in respect of directors or employees or adopted or modified or terminated any employee plan;

(g) mortgaged, pledged, charged, subjected to an adverse claim, granted rights in, subjected to a demand, subjected to a title retention agreement, subjected to Lien, granted a security interest in or otherwise encumbered any of the WPC Assets, whether tangible or intangible;

(h) other than as reflected in the WPC Financial Statements, made or authorized any capital expenditures except in the ordinary and usual course of the WPC Business in an amount exceeding $50,000;

(i) changed any accounting or costing systems or methods in any material respects;

(j) entered into any WPC Material Contract or any other transaction that was not in the ordinary or usual course of the WPC Business;

(k) accelerated, terminated, cancelled or modified or received notice of a request for acceleration, termination, cancellation or modification of any WPC Material Contract;

(l) made any investment in, or any loans or advances to, or guarantees for the benefit of, any Person;

(m) delayed or postponed the payment of accounts payable or other Liabilities outside the ordinary course of the WPC Business;

(n) made or entered into or modified the terms of any material employment agreement;

(o) experienced any damage, destruction or loss aggregating greater than $50,000 (whether or not covered by insurance) to the WPC Assets;

(p) granted any license or sublicense of any rights under or with respect to any WPC Intellectual Property, other than as set forth in Schedule 4.34(c);

(q) entered into any other transaction with any of its shareholders, directors, officers or employees outside the ordinary course of the WPC Business;

(r) had any contract or agreement cancelled by any other party thereto for the non-performance (or alleged non-performance) or breach (or alleged breach) by or of WPC; or

(s) authorized or agreed or otherwise has become committed to do any of the foregoing.

4.20 Title to WPC Assets

Since December 31, 2005, there has been no material adverse change in the legal and beneficial ownership of the WPC Assets.

4.21 Records and Data

(a) Such Vendor and WPC have made available to the Purchaser or the Purchaser's representatives for inspection, all business premises of WPC, the WPC Assets and WPC Documents which the Purchaser has required and which, to the knowledge of such Vendor, are in the possession and control of such Vendor or WPC pertaining to or affecting WPC, the WPC Business or the WPC Assets and the title of WPC thereto, and neither such Vendor nor WPC has knowingly withheld any WPC Documents or information reasonably required to make not misleading the WPC Documents and information so made available to the Purchaser.

(b) All information, records, data and WPC Documents furnished to the Purchaser, its representatives and counsel pursuant to Subsection 4.21(a) are, to the best of such Vendor's knowledge, true, accurate and complete in all material respects.

4.22 Indebtedness and Guarantees

(a) Other than the customary indemnities provided in the ordinary course of business in contracts with customers of WPC, WPC is not party to any agreement of guarantee, indemnification or assumption of the obligations of a third party.

(b) Except for the $400,000 revolving line of credit with the WPC Bank, WPC does not have outstanding any bonds, debentures, mortgages, promissory notes or other evidence of indebtedness and WPC is not bound under any agreement to create or issue any bonds, debentures, mortgages, promissory notes or other indebtedness, except as disclosed in the WPC Financial Statements.

4.23 Restrictions on Business Activities

Other than as set forth in Schedule 4.11(h), and Schedule 4.19(j), and pursuant to any contracts entered into in the ordinary course of the WPC Business from the date hereof until the Closing Date, there is no agreement (non-compete or otherwise), commitment, judgment, injunction, order or decree to which WPC is a party or otherwise binding upon WPC which has or reasonably would be expected to have the effect of prohibiting or impairing any business practice (including, without limitation, the licensing of any product) of WPC, any acquisition of property (tangible or intangible) by WPC or the conduct of business by WPC. Without limiting the foregoing, other than as set forth in Schedule 4.11(h) and Schedule 4.19(j), WPC has not entered into any agreement under which WPC is restricted from selling, licensing or

otherwise distributing any of its products or providing any services to any class of customers, in any geographic area, during any period of time or in any segment of the market; provided, that provisions of In-Bound License Agreements continue to be complied with by the Purchaser.

4.24 Tax Matters

(a) All Tax Returns required to have been filed by or with respect to WPC prior to the date hereof have been duly and timely filed and, if due between the date hereof and the Closing Date, will be duly and timely filed, and each such Tax Return correctly and completely reflects liability for Taxes and all other information required to be reported thereon. All Taxes owed by WPC (whether or not shown on any Tax Return) have been timely paid (or, if due between the date hereof and the Closing Date, will be duly and timely paid). WPC has adequately provided for, in its books of account and related records, liability for all unpaid Taxes, which unpaid Taxes are solely current Taxes not yet due and payable.

(b) There is no action or audit currently proposed, threatened or pending against, or with respect to, WPC in respect of any Taxes. WPC is not the beneficiary of any extension of time within which to file any Tax Return, nor has WPC made (or had made on its behalf) any requests for such extensions. No claim has ever been made by an Authorized Authority in a jurisdiction where WPC does not file Tax Returns that it is or may be subject to taxation by that jurisdiction or that any it must file Tax Returns. There are no Liens on any of the stock or assets of WPC imposed in respect of any unpaid Taxes.

(c) WPC has withheld and timely paid all Taxes required to have been withheld and paid and has complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(d) There is no dispute or claim concerning any liability for Taxes with respect to WPC for which notice has been provided, or which is asserted or threatened, or which is otherwise known to WPC or either Vendor. No issues have been raised in any examination of Taxes with respect to WPC which, by application of similar principles, could be expected to result in liability for Taxes for any other period not so examined. Schedule 4.24(d) (i) lists all federal, state, local, and foreign income Tax Returns filed with respect to WPC for taxable periods ended on or after December 31, 2001, (ii) indicates those Tax Returns that have been audited, and (iii) indicates those Tax Returns that currently are the subject of audit. WPC has delivered to the Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by WPC since December 31, 2001. WPC has not waived (or is subject to a waiver of) any statute of limitations in respect of Taxes or has agreed to (or is subject to) any extension of time with respect to a Tax assessment or deficiency.

(e) None of the assets or properties of WPC constitutes tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code. WPC is not a party to any "safe harbor lease" within the meaning of Section 168(f)(8) of the Code, as in effect prior to amendment by the Tax Equity and Fiscal Responsibility Act of 1982, or to any "long-term contract" within the meaning of Section 460 of the Code. WPC has not ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. WPC is not a "foreign person" within the

meaning of Section 1445 of the Code. WPC has not made any payments, and is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make payments that would result in a nondeductible expense under Section 280G of the Code or an excise Tax to the recipient of such payments pursuant to Section 4999 of the Code. WPC has not participated in or cooperated with an international boycott as defined in Section 999 of the Code.

(f) WPC has not agreed to and is not required to make by reason of a change in accounting method or otherwise, nor could it be required to make by reason of a proposed or threatened change in accounting method or otherwise, any adjustment under Section 481(a) of the Code. WPC has not been the "distributing corporation" (within the meaning of Section 355(c)(2) of the Code) with respect to a transaction described in Section 355 of the Code within the five-year period ending as of the date of this Agreement. WPC has not received (or is subject to) any ruling from any Taxing Authority and has not entered into (or is subject to) any agreement with a Taxing Authority. WPC has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(g) WPC is not a party to any Tax allocation or sharing agreement. WPC has no liability for the Taxes of any Person, (i) as a transferee or successor, (ii) by contract, (iii) under Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local or foreign Law), or (iv) otherwise. WPC is not a party to any joint venture, partnership or other arrangement that is treated as a partnership for federal income tax purposes.

(h) WPC will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) intercompany transactions or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign Tax Law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date or (iii) prepaid amount received on or prior to the Closing Date.

4.25 Regulatory Matters

Neither WPC nor such Vendor has received notice of any defaults which remain unremedied under any of the provisions of the laws of the Commonwealth of Pennsylvania or other Applicable Laws which, in the aggregate, would have a material adverse effect on the WPC Business or the financial condition of WPC.

4.26 Insurance

Attached as Schedule 4.26 is a list of all insurance policies (including the name of the insurer, policy number, amount of coverage, type of insurance, expiration date and details of pending claims) maintained by WPC in respect of its WPC Assets, WPC Business, operations, directors, officers and employees. All such insurance policies are valid and enforceable and in full force and effect, are underwritten by unaffiliated and reputable insurers and are sufficient for all requirements of Applicable Law. There is no claim by WPC pending under any of such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies and WPC has not failed to give any notice or present any claim within the appropriate time therefor. All premiums due and payable under all such policies have been paid and WPC is otherwise in material compliance with the terms of such policies (or other policies providing substantially similar insurance coverage). WPC has no knowledge of any

threatened termination of, or material premium increase with respect to, any of such policies. Except as disclosed on Schedule 4.26, completion of the transactions contemplated by this Agreement will not give rise to a right of termination under such policies of insurance.

4.27 Bankruptcy and Insolvency Matters

(a) No action or proceeding has been commenced or filed by or against WPC or which seeks or may lead to receivership, bankruptcy, a commercial proposal or similar proceeding of WPC, the adjustment, compromise or composition of claims against it or the appointment of a trustee, receiver, liquidator, custodian or other similar officer for WPC or any portion of its WPC Assets. No such action or proceeding has been authorized or is being considered by or on behalf of WPC and no creditor or equity security holder of WPC has threatened to commence or advised that it may commence, any such action or proceeding.

(b) WPC has not made, nor is it considering making, an assignment for the benefit of its creditors, and has not requested, nor is it considering requesting, a meeting of its creditors to seek a reduction, compromise, composition or other accommodation with respect to its indebtedness.

4.28 Minute Book

The minute book of WPC as made available to the Purchaser's Counsel contains, other than to the extent that the failure to so contain would have a material adverse impact upon the WPC Assets, the WPC Business, the value thereof or the Purchaser's entitlements hereunder, all minutes of meetings or written resolutions of the directors and shareholders of WPC held or passed since the date of incorporation, and all such meetings were either duly called and held or any irregularities in holding or calling such meetings have been waived, and the registers contained in the minute book are accurate and complete.

4.29 No Liens

Except for Permitted Encumbrances, WPC is the absolute beneficial owner of the WPC Assets with good, beneficial and marketable title thereto, free and clear of all Liens, and immediately upon Closing, WPC will continue to have possession of and may from time to time and at all times thereafter peaceably and quietly have, hold, possess and enjoy the WPC Assets and every part thereof to and for its own use and benefit without any manner of hindrance, interruption, claim or demand of, from or by such Vendor or any other Person claiming through such Vendor or WPC.

4.30 Condition of WPC Assets

Except as set forth on Schedule 4.30, all of the WPC Assets used in the operation of the WPC Business in the ordinary course are in reasonably good working condition and fit for the purpose for which each such WPC Asset is intended, reasonable wear and tear excepted.

4.31 Reserved

4.32 WPC Customer List

Schedule 4.32 is a materially complete and accurate list (the "**WPC Customer List**") of all of the customers of WPC to whom services have been provided in connection with the operation of the WPC Business during the 24 month period immediately preceding the date hereof. WPC has taken reasonable

precautions to keep its customer and supplier lists confidential and to restrict the distribution of such lists to WPC's bankers, shareholders or other representatives of WPC who are subject to confidentiality restrictions in respect of such lists. Except as disclosed in Schedule 4.32, there are no unresolved disputes with such customers and such Vendor has no reason to believe that the benefits of any relationship with any of WPC's current customers or suppliers will not continue after the Closing Date in substantially the same manner as prior to the date of this Agreement.

4.33 WPC Personnel List

Schedule 4.33 is a true and complete list (the "**WPC Personnel List**") of the employees of WPC other than the Vendors, together with each such Person's salary, bonus paid in 2005 and length of service with WPC.

4.34 Intellectual Property

(a) WPC owns the entire right interest and title to all WPC Intellectual Property free and clear of all Liens, subject to rights obtained under the In-Bound Licenses and rights granted under the Out-Bound Licenses.

(b) Schedule 4.34(b) lists all licenses, sublicenses and other agreements pursuant to which a third party authorizes WPC to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property owned by such third party ("**In-Bound Licenses**").

(c) Schedule 4.34(c) lists all licenses, sublicenses and other agreements pursuant to which WPC authorizes a third party to use, practice any rights under, or grant sublicenses with respect to, any Intellectual Property ("**Out-Bound Licenses**").

(d) WPC: (i) exclusively owns the entire right, interest and title to all WPC Intellectual Property that is used in or necessary for the WPC Business as is currently conducted or proposed to be conducted free and clear of Liens, or (ii) otherwise rightfully use or otherwise enjoy such WPC Intellectual Property pursuant to the terms of a valid and enforceable In-Bound License that is listed in Schedule 4.34(b). The WPC Intellectual Property constitutes all of the intellectual property used in the operation of the WPC Business as it is currently conducted and as proposed to be conducted under the Vendors' control.

(e) All registration, maintenance and renewal fees related to all patents, copyrights, trademarks and any other certifications, filings or registrations that are owned by WPC that are currently due have been paid and all documents and certificates related to such items have been filed with the relevant governmental entity or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such items. There are no actions that must be taken by WPC within 30 days of the Closing Date, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates for the purposes of maintaining, perfecting or preserving or renewing any such items. All such items are enforceable and held in compliance with all applicable legal requirements and all patents thereof are valid.

(f) WPC is not aware of any challenges (or any basis therefor) with respect to the validity or enforceability of any WPC Intellectual Property. Schedule 4.34(f) lists the status of any proceedings or actions before the United States Patent and Trademark Office or any

other governmental entity anywhere in the world related to any of the WPC Intellectual Property owned by WPC, including the due date for any outstanding response by WPC in such proceedings. Except as set forth on Schedule 4.34(f), WPC has not taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation, waiver or unenforceability of any WPC Intellectual Property.

(g) None of the products or services currently or formerly developed manufactured, sold, distributed, shipped or licensed by WPC or which are currently under development, have infringed or infringe upon, or otherwise unlawfully used or uses, the Intellectual Property Rights of any third party. WPC has not, by conducting its business as currently conducted or as proposed to be conducted under the Vendors' control, infringed or is infringing upon, or otherwise unlawfully used or is using, any Intellectual Property Rights of a third party. WPC has not received any communication alleging that WPC or any of its respective products, services, activities or operations infringes upon or otherwise unlawfully uses any Intellectual Property Rights of a third party nor, to such Vendor's knowledge, is there any basis therefor. No action has been instituted, or, to such Vendor's knowledge, threatened, relating to any Intellectual Property formerly or currently used by WPC and none of the WPC Intellectual Property is subject to any outstanding governmental order. To such Vendor's knowledge, no Person is infringing any Intellectual Property Rights of WPC or otherwise misappropriating any WPC Intellectual Property.

(h) The documentation relating to the WPC Intellectual Property is current, accurate and sufficient in detail and content to identify and explain it and to allow its full and proper use without reliance on the special knowledge or memory of others. WPC has taken commercially reasonable steps to protect and preserve the confidentiality of all WPC Intellectual Property. Without limiting the generality of the foregoing, the WPC Intellectual Property owned by WPC (other than WPC Intellectual Property that is covered by an issued patent or copyright) is not part of the public knowledge, except for samples disclosed for marketing purposes in the ordinary course of the WPC Business, and has not been used or divulged for the benefit of any Person other than WPC, except for samples disclosed for marketing purposes in the ordinary course of the WPC Business. Any receipt or use by, or disclosure to, a third party of any WPC Intellectual Property owned by WPC has been pursuant to the terms of binding written confidentiality agreement between WPC and such third party, except for samples disclosed for marketing purposes in the ordinary course of the WPC Business. True and complete copies of such nondisclosure agreements and any amendments thereto have been provided or made available to the Purchaser. WPC is, and to such Vendor's knowledge, all other parties thereto are, in compliance with the provisions of any such nondisclosure agreements.

(i) All current and former employees, consultants and contractors of WPC have executed and delivered, and are in compliance with, enforceable agreements regarding the protection of the WPC Intellectual Property and providing valid written assignments of all Intellectual Property Rights conceived or developed by such employees, consultants or contractors in connection with their services for WPC. True and complete copies of such agreements have been provided to the Purchaser. No current or former employee, consultant or contractor or any other Person has any right, claim or interest to any WPC Intellectual Property.

(j) No employee, and, to the knowledge of such Vendor, no consultant or contractor of WPC has been, is or will be, by performing services for WPC, in violation of any term of any employment, invention disclosure or assignment, confidentiality, noncompetition agreement or other restrictive covenant or any governmental order as a result of such employee's, consultant's or independent contractor's employment by WPC or any services rendered by such employee, consultant or independent contractor.

(k) Schedule 4.34(k) lists all software included, embedded or incorporated in or developed for inclusion in the products or websites of WPC, or used in the delivery of WPC's services. WPC owns full and unencumbered right and good, valid and marketable title or has valid licenses to such software, and such software is free and clear of all Liens. WPC has not knowingly incorporated any Intellectual Property Rights of a third party into any such software.

(l) WPC does not use any software or other materials that are distributed as "free software", "open source software" or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(m) All WPC Intellectual Property that has been incorporated into any products that have been distributed, sold or licensed to a third party by WPC that are covered by a warranty conformed or conforms to, and performed or performs in accordance with, the representations and warranties provided with respect to such WPC Intellectual Property by or on behalf of WPC for the time period during which such representations and warranties apply.

(n) Except with respect to the CBS License, the execution and delivery of this Agreement by WPC does not, and the consummation of the acquisition contemplated hereby (in each case, with or without the giving of notice or lapse of time, or both), will not, directly or indirectly, result in the loss or impairment of, or give rise to any right of any third party to terminate or reprice or otherwise renegotiate any of WPC's rights to own any Intellectual Property or its respective rights under any Out-Bound License or In-Bound License, nor require the consent of any governmental entity or other third party in respect of any such Intellectual Property.

4.35 Computer Systems

(a) The Computer Systems adequately meet the data processing and other computing needs of the WPC Business and operations of WPC as presently conducted. The Computer Systems function, operate, process and compute in accordance with all Applicable Laws, industry standards and trade practices.

(b) WPC has measures in place, consistent with current industry standards and practices, to ensure that the Computer Systems contain appropriate virus protection and security measures to safeguard against the unauthorized use, copying, disclosure, modification, theft or destruction of and access to, system programs and data files comprised by the Computer Systems. WPC has and maintains an accurate and confidential listing of all applicable accounts, passwords, encryption algorithms and programs or other access keys required to ensure secure and proper access by WPC and its employees to the

system programs and data files comprised by the Computer Systems. WPC will deliver such confidential listing to Purchaser in a manner acceptable to the Purchaser on the Closing Date. The data processing and data storage facilities used by WPC in connection with the operation of the WPC Business are adequately and properly protected consistent with current industry standards and practices.

(c) WPC has and maintains back-up systems to adequately and properly ensure the continuing availability of the functionality provided by the Computer Systems in the event of any malfunction of, or other form of disaster affecting, the Computer Systems.

(d) WPC is, or at the Closing Date will be, in possession of or have access to by way of escrow agreement: (i) the object code and user manuals for all application software which is used in the WPC Business; and (ii) the source code and all documentation to the extent required for effective use thereof.

4.36 Labor Matters

(a) Schedule 4.36(a) sets forth (i) (A) a list of all directors, employees, contractors and consultants of WPC (including title and position) as of the date hereof, and (B) the base compensation and benefits of each such director, employee, contractor and consultant, and (ii) a list of all former directors, employees, contractors and consultants of the WPC who are receiving benefits or scheduled to receive benefits in the future, and the pension benefit, medical insurance coverage and other benefits of each such former director, employee, contractor and consultant. Except as set forth on Schedule 4.36(a), and except for payments required under Applicable Law, all directors, employees, contractors and consultants of WPC may be terminated by WPC at any time with or without cause and without any severance or other Liability to WPC.

(b) WPC is not a party or subject to any labor union or collective bargaining agreement. The Vendors have not received written notice of any unfair labor practice, charge or complaint pending, unresolved or, such Vendor's actual knowledge, threatened before the National Labor Relations Board.

(c) To such Vendor's knowledge, WPC has complied with each, and is not in violation of any, Applicable Law relating to anti-discrimination and equal employment opportunities and there are, and have been, no material violations of any other Applicable Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any employee or other Person. To such Vendor's knowledge, WPC has filed and/or posted all reports, information and notices required under any Applicable Law respecting the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of any employee or other Person, and will timely file prior to Closing all such reports, information and notices required by any Applicable Law to be given prior to Closing.

(d) WPC has paid or properly accrued in the ordinary course of business all wages and compensation due to employees, including all vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses.

(e) WPC is not a party to any Contract which restricts WPC from relocating, closing or terminating any of its operations or facilities or any portion thereof. WPC has not effectuated a "plant closing" (as defined in the WARN Act) or (ii) a "mass lay-off" (as

defined in the WARN act), in either case affecting any site of employment or facility of WPC, except in accordance with the WARN Act. The consummation of the transaction contemplated hereby will not create liability for any act by WPC on or prior to the Closing under the WARN Act or any other Applicable Law respecting reductions in force or the impact on employees on plant closings or sales of businesses.

(f) To such Vendor's knowledge, WPC has complied and is in compliance with the requirements of the Immigration Reform and Control Act of 1986. All employees of WPC working in the United States are U.S. citizens. To such Vendor's knowledge, all employees of WPC who are performing services for WPC in the United States are legally able to work in the United States and will be able to continue to work in the United States following the consummation of the transaction contemplated hereby.

4.37 Employee Benefit and Pension Plans

(a) Schedule 4.37(a) sets forth a complete and accurate list of all Benefit Plans sponsored, maintained or contributed to or required to be contributed to by WPC for the benefit of any present or former directors, employees, contractors or consultants of WPC (individually, a "**WPC Benefit Plan**" and collectively, "**WPC Benefit Plans**"). A current, accurate and complete copy of each WPC Benefit Plan has been made available to the Purchaser. WPC has no intent or commitment to create any additional WPC Benefit Plan or amend any WPC Benefit Plan.

(b) Each WPC Benefit Plan has been and is currently administered in compliance, in all material respects, with its constituent documents and all reporting, disclosure and other requirements of ERISA and the Code applicable to such WPC Benefit Plan. Each WPC Benefit Plan that is an employee pension benefit plan (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the Code (a "**Pension Plan**"), has been determined by the Internal Revenue Service to be so qualified and no condition exists that would adversely affect any such determination. No WPC Benefit Plan is a "defined benefit plan" as defined in Section 3(35) of ERISA.

(c) None of WPC, any ERISA Affiliate or any trustee or agent of any WPC Benefit Plan has been or is currently engaged in any prohibited transactions as defined by Section 406 of ERISA or Section 4975 of the Code for which an exemption is not applicable which could subject WPC, any ERISA Affiliate or any trustee or agent of any WPC Benefit Plan to the tax or penalty imposed by Section 4975 of the Code or Section 502 of ERISA.

(d) There is no event or condition existing which could be deemed a "reportable event" (within the meaning of Section 4043 of ERISA) with respect to which the 30-day notice requirement has not been waived. To the best of such Vendor's knowledge, no condition exists which could subject WPC to a penalty under Section 4071 of ERISA.

(e) Neither WPC nor any ERISA Affiliate is, and has not been, party to any "multi-employer plan," as that term is defined in Section 3(37) of ERISA.

(f) True and correct copies of the most recent annual report on Form 5500 and any attached schedules for each WPC Benefit Plan (if any such report was required by Applicable Law) and a true and correct copy of the most recent determination letter issued by the Internal Revenue Service for each Pension Plan have been provided to the Purchaser.

(g) With respect to each WPC Benefit Plan, there are no actions, suits or claims (other than routine claims for benefits in the ordinary course) pending or, to such Vendor's best knowledge, threatened against any WPC Benefit Plan, any ERISA Affiliate or any trustee or agent of any WPC Benefit Plan.

(h) With respect to each WPC Benefit Plan to which WPC or any ERISA Affiliate is a party which constitutes a group health plan subject to Section 4980B of the Code, each such WPC Benefit Plan complies, and in each case has complied, with all applicable requirements of Section 4980B of the Code.

(i) Full payment has been made of all amounts which WPC or any ERISA Affiliate was required to have paid as a contribution to any WPC Benefit Plan as of the last day of the most recent fiscal year of each of the Benefit Plans ended prior to the date of this Agreement, and none of the WPC Benefit Plans has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each such WPC Benefit Plan ended prior to the date of this Agreement.

(j) Each WPC Benefit Plan is, and its administration is and has been during the six-year period preceding the date of this Agreement, in compliance in all material respects with, and neither WPC nor any ERISA Affiliate has received any claim or notice that any such WPC Benefit Plan is not in compliance with, all Applicable Laws and prohibited transaction exemptions, including to the extent applicable, the requirements of ERISA.

(k) Neither WPC nor any ERISA Affiliate is in default in performing any of its contractual obligations under any of the WPC Benefit Plans or any related trust agreement or insurance contract.

(l) There are no material outstanding Liabilities of any WPC Benefit Plan other than Liabilities for benefits to be paid to participants in any WPC Benefit Plan and their beneficiaries in accordance with the terms of such WPC Benefit Plan.

(m) Subject to ERISA and the Code, each WPC Benefit Plan may be amended, modified, terminated or otherwise discontinued by WPC or an ERISA Affiliate at any time without liability.

(n) Except as disclosed on Schedule 4.37(a), no WPC Benefit Plan other than a Pension Plan, retiree medical plan or severance plan provides benefits to any individual after termination of employment (other than as required pursuant to Section 4980B of the Code).

(o) With respect to each WPC Benefit Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid to date under the insurance policy have been paid, all premiums required to be paid under the insurance policy through the Closing will have been paid on or before the Closing and, as of the Closing, there will be no liability of WPC or any ERISA Affiliate under any insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing.

(p) Each WPC Benefit Plan that constitutes a "welfare benefit plan," within the meaning of Section 3(1) of ERISA, and for which contributions are claimed by WPC or any ERISA Affiliate as deductions under any provision of the Code, is in compliance with all applicable requirements pertaining to such deduction. With respect to any welfare benefit fund (within the meaning of Section 419 of the Code) related to a WPC Benefit Plan, there is no disqualified benefit (within the meaning of Section 4976(b) of the Code) that would result in the imposition of a tax under Section 4976(a) of the Code. All welfare benefit funds intended to be exempt from Tax under Section 501(a) of the Code have been determined by the Internal Revenue Service to be so exempt and no event or condition exists which would adversely affect any such determination.

4.38 Environmental Matters

(a) Except as set forth on Schedule 4.38(a), WPC has obtained, and is in compliance in all material respects with, all Environmental Permits required in connection with its operations. Each Environmental Permit, together with the name of the Authorized Authority issuing such Environmental Permit, is set forth in Schedule 4.38(a). Except as set forth on Schedule 4.38(a), all such Environmental Permits are valid and in full force and effect and all renewal applications for such Environmental Permits have been timely filed with the appropriate Authorized Authority. To such Vendor's actual knowledge, none of such Environmental Permits will be terminated or impaired or become terminable as a result of the transaction contemplated hereby. Except as set forth on Schedule 4.38(a), WPC has been, and is currently, in compliance in all material respects with all Environmental Laws. Except as set forth on Schedule 4.38(a), WPC has not received any written notice alleging that WPC is not in compliance with Environmental Laws.

(b) There are no past, pending or, to such Vendor's actual knowledge, threatened Environmental Actions against or affecting WPC, and such Vendor is not aware of any facts or circumstances which reasonably could be expected to form the basis for any Environmental Action against WPC.

(c) WPC has not entered into or agreed to any Order, and WPC is not subject to any Order, relating to compliance with any Environmental Law or to investigation or cleanup of a Hazardous Substance under any Environmental Law.

(d) No Lien has been attached to, or, to such Vendor's actual knowledge, asserted against, the assets or rights of WPC pursuant to any Environmental Law, and, to such Vendor's actual knowledge, no such Lien has been threatened.

(e) No Hazardous Substances are present in, on, about or to such Vendor's actual knowledge, migrating to or from any real property that reasonably could be expected to give rise to an Environmental Action against WPC.

(f) WPC has not received a CERCLA 104(e) information request nor has WPC received written notice that it has been named a potentially responsible party for any National Priorities List site under CERCLA or any other site under analogous state Applicable Law.

(g) Except as set forth on Schedule 4.38(g), other than above-ground water storage tanks, there are no aboveground tanks or underground storage tanks on, or under any real property currently or to such Vendor's actual knowledge formerly owned, operated or

leased by WPC. Other than above-ground water storage tanks, any aboveground or underground tanks previously situated on any real property currently or formerly owned, operated or leased by WPC have been removed in accordance with all Environmental Laws and no Hazardous Substances, previously stored in any such tanks, remains following any such tank removal at such sites in excess of applicable standards under Environmental Laws.

(h) To such Vendor's actual knowledge, there are no polychlorinated biphenyls ("**PCBs**") leaking from any article, container or equipment owned or operated by WPC on, under or about any real property operated or leased by WPC and there are no such articles, containers or equipment containing PCBs in, at, on, under or within such real property.

(i) To such Vendor's actual knowledge, there is no asbestos containing material or lead based paint containing materials in, at, on, under or within any real property operated or leased by WPC.

(j) To such Vendor's actual knowledge, WPC has not transported or arranged for the treatment, storage, handling, disposal, or transportation of any Hazardous Material to any off site location which is an Environmental Clean up Site.

(k) WPC has provided to the Purchaser true and complete copies of, or access to, all written environmental assessments, materials, reports, data, analyses and compliance audits that have been prepared by or on behalf of WPC.

4.39 Full Disclosure

None of the representations and warranties set out in this Article 4 contains any untrue statement of a material fact or omits to state any material fact necessary to make any such statement or representation not misleading to a prospective purchaser of the WPC Shares. Neither Vendor has any knowledge of any material facts relating to the WPC Business, the WPC Assets, the WPC Shares or WPC which have not been disclosed to the Purchaser and which individually or in the aggregate would reasonably be expected to have a material adverse effect on the WPC Business, the WPC Assets, the WPC Shares or WPC.

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER AND THE ASSIGNOR

5.1 Representations, Warranties and Covenants of the Purchaser and the Assignor

To induce the Vendors to enter into this Agreement and complete the transactions contemplated hereby, each of the Purchaser and the Assignor covenants, represents and warrants to and in favor of each Vendor as of the date hereof and as of the Closing Date as provided in this Article 5.

5.2 Standing

The Purchaser is a corporation, duly organized, validly existing under the laws of its jurisdiction of incorporation, and duly registered and authorized to carry on business in the Province of Alberta. The Assignor is a corporation, duly organized, validly existing under the laws of its jurisdiction of incorporation, and duly registered and authorized to carry on business in the Province of Alberta.

5.3 Requisite Authority

Each of the Purchaser and the Assignor has the requisite corporate capacity, power and authority to execute this Agreement and the other agreements required to be delivered hereby to which it is a party and to perform the obligations to which it thereby becomes subject.

5.4 No Conflict

The execution and delivery of this Agreement and the completion of the sale and purchase of the Purchased Shares in accordance with the terms of this Agreement are not or will not be in violation or breach of, or be in conflict with or require any consent, authorization or approval:

(a) under any term or provision of the constating documents of the Purchaser or the Assignor;

(b) under any permit or authorization of any Authorized Authority to which the Purchaser is a party or by which the Purchaser is bound or to which the Assignor is a party or by which the Assignor is bound;

(c) of any other Person;

(d) under any agreement, document or instrument to which either the Purchaser or the Assignor is a party; or

(e) under Applicable Law.

5.5 Execution and Enforceability

Each of the Purchaser and the Assignor has taken all necessary corporate actions to authorize the execution, delivery and performance of this Agreement, including the transactions contemplated herein in accordance with the provisions of this Agreement. This Agreement has been duly executed and delivered by each of the Purchaser and the Assignor and this Agreement constitutes, and all other documents executed and delivered on behalf of each of the Purchaser and the Assignor hereunder shall, when executed and delivered constitute, legal, valid and binding obligations each of the Purchaser and the Assignor, as applicable, enforceable in accordance with their respective terms and conditions, subject to the qualification that such enforceability may be subject to:

(a) bankruptcy, insolvency, fraudulent preference, reorganization or other laws affecting creditors' rights generally, and

(b) general principles of equity (regardless of whether such enforceability is considered in a proceeding at equity or law) and general principles of civil law.

5.6 Regulatory Approvals

Except for approvals which will be obtained by the Purchaser and/or the Assignor prior to the Time of Closing, no approval of any Authorized Authority or filing with any Authorized Authority or other Person is required to be obtained by either of the Purchaser or the Assignor in connection with the execution, delivery and performance by either or the Purchaser or the Assignor of this Agreement or the documents contemplated hereby.

5.7 Purchaser's Shares

The Purchaser's Shares to be delivered hereunder will, when delivered in accordance with the provisions of this Agreement, be validly issued in compliance with the constating documents of the Purchaser and Applicable Law, all applicable securities laws (including all requirements of the relevant exemptions from the registration and prospectus requirements relied upon) and fully paid and non-assessable.

5.8 Acknowledgement re: Technology of WPC

Each of the Purchaser and the Assignor acknowledges that the Vendors are not making any representations, warranties, covenants, guarantees or assurances of any kind with respect to the capability of the WPC Intellectual Property to be developed or commercialized.

ARTICLE 6
RELIANCE AND SURVIVAL

6.1 Reliance and Survival Period

Each Vendor acknowledges and agrees that the Purchaser and the Assignor may rely on the representations and warranties made by such Vendor pursuant to Article 4 and each of the Purchaser and the Assignor acknowledges that the Vendors may rely on the representations and warranties made by the Purchaser and the Assignor in Article 5. The representations and warranties of each Party shall survive the Closing and continue in full force and effect for a period of 18 months following the Closing Date.

ARTICLE 7
COMPLETION OF PURCHASE

7.1 Purchaser's Conditions

The obligation of the Purchaser to complete the purchase of the Purchased Shares contemplated herein is subject to the fulfilment of each of the following conditions precedent, at or prior to the Time of Closing, unless waived in writing by the Purchaser:

(a) **Vendors' Representations, Warranties and Covenants**. At the Time of Closing, each Vendor shall have executed, delivered and performed all covenants, agreements and documents on his part to be performed hereunder; all representations and warranties contained in Article 4 shall be true at the Time of Closing, with the same effect as if made on and as of such date and time and such Vendor shall deliver a certificate executed as of the Time of Closing certifying that all representations and warranties of such Vendor as contained herein are true and correct as of such date and time; provided, that if any of the representations and warranties of such Vendor are not true, the Vendor shall be permitted, solely for purposes of delivering a truthful certificate, to attach a schedule (the "**Update Schedule**") to the certificate, which schedule shall set forth all changes to the Schedules to this Agreement that are necessary to render the representations and warranties true at the Time of Closing. For clarity, the Update Schedule shall not be deemed to supplement or amend the Vendor's disclosure schedules for purposes of (i) determining whether the conditions set forth in this Section 7.1(a) have been satisfied or (ii) determining the accuracy of the representations and warranties for purposes of Article 11 (i.e., the Vendor shall be liable for any Indemnified Loss arising out of any of the matters disclosed in the Update Schedule in accordance with the provisions of Article 11).

(b) **Equity Financing.** At the Time of Closing, the Purchaser shall have obtained financing in respect of the Purchase Price indirectly through an offering of Purchaser's Shares by the Purchaser (either through an IPO Financing or a Private Financing), on terms and conditions satisfactory to the Purchaser, in an amount not less than $22 million, net of expenses and commissions (the "**Equity Financing**") (which, for greater clarity, is exclusive of the issuance of the Purchaser's Shares comprising a portion of the Purchase Price).

(c) **Third Party Approvals**. At the Time of Closing, there shall have been obtained the written consents or approvals, in form and substance satisfactory to the Purchaser and the Purchaser's counsel, acting reasonably, of any Authorized Authority or Person whose consent to the transactions contemplated hereby is required (including the Exchange, if applicable, and the WPC Bank, but excluding a waiver of the right of termination of CBS Corporation under the CBS License), and all conditions imposed upon such consents shall have been satisfied.

(d) **No Actions**. At the Time of Closing: (i) no Legal Proceeding shall be pending or threatened to restrain, set aside or invalidate the transactions contemplated by, or to obtain damages in respect of, this Agreement or WPC's ownership of the WPC Assets or operation of the WPC Business; and (ii) no Legal Proceeding shall be pending or threatened by any Person to enjoin, restrict or prohibit the transactions contemplated by this Agreement.

(e) **No Material Change**. At the Time of Closing, there shall not have been any material adverse change in the condition (financial or otherwise) in WPC or in respect of the WPC Assets or the WPC Business from November 1, 2006.

(f) **Due Diligence**. The Purchaser shall have conducted and completed its investigation of WPC, the WPC Business and the WPC Assets, including such environmental reviews and audits as deemed appropriate by the Purchaser and, in its sole and unrestricted discretion, have been satisfied in all respects with the results of such investigation and have determined to proceed with the transaction contemplated hereby.

(g) **WPC Material Contracts and WPC Leases**. At the Time of Closing, the Vendors shall have made arrangements, on terms acceptable to the Purchaser, acting reasonably, to ensure that all WPC Material Contracts and WPC Leases remain in full force and effect subsequent to Closing, other than the CBS License.

7.2 Vendors' Conditions

The obligation of the Vendors to complete the sale of the Purchased Shares contemplated herein is subject to the fulfilment of the following conditions precedent, at or prior to the Time of Closing, unless waived in writing by the Vendors:

(a) **Purchaser's and Assignor's Representations, Warranties and Covenants**. At the Time of Closing, each of the Purchaser and the Assignor shall have executed, delivered and performed all covenants, agreements and documents on its part to be performed hereunder; all representations and warranties contained in Article 5 shall be true at the Time of Closing, with the same effect as if made on and as of such date and time and each of the Purchaser and the Assignor shall deliver an officer's certificate executed as of the Time of Closing certifying that all representations and warranties of each of the

Purchaser and the Assignor, as applicable, as contained herein are true and correct as of such date and time.

(b) **Equity Financing**. At the time of Closing, the Purchaser shall have obtained the Equity Financing.

(c) **Third Party Approvals**. At the Time of Closing, there shall have been obtained the written consents or approvals, in form and substance satisfactory to the Vendors and Vendors' Counsel, acting reasonably, of any Authorized Authority or Person whose consent to the transactions contemplated hereby is required (including the Exchange, if applicable), and all conditions imposed upon such consents shall have been satisfied.

(d) **No Actions**. At the Time of Closing, no Legal Proceedings shall be pending or threatened to restrain, set aside, invalidate, obtain damages in respect of, enjoin, restrict, or prohibit the transactions contemplated by this Agreement.

7.3 Satisfaction of Conditions

The Parties covenant and agree to use all reasonable efforts until the Closing Date to take, or refrain from taking any actions, with the intent that the conditions precedent, as set forth in this Article 7, shall be satisfied and all covenants and agreements herein made by them shall have been performed.

7.4 Closing and Closing Date

The Closing shall occur at the offices of Morgan, Lewis & Bockius LLP in Pittsburgh, Pennsylvania at the Time of Closing on the Closing Date.

7.5 Vendors' Closing Deliveries

At the Time of Closing:

(a) **Resignations and Releases**. The Vendors shall have delivered or caused to have been delivered to the Purchaser duly executed resignations and releases in the format of Schedule 7.5(a) from each director and officer of WPC, as well as each Vendor.

(b) **Corporate Proceedings**. All necessary steps and proceedings of WPC and the Vendors, as approved by the Purchaser's Counsel, shall have been taken to permit the Purchased Shares to be duly and regularly transferred to the Purchaser.

(c) **No Encumbrances**. The Purchased Shares and the WPC Assets shall be free and clear of any Liens whatsoever, other than the Permitted Encumbrances; provided that, with respect to any Liens on the WPC Assets set forth on Schedule 4.29 that are not Permitted Encumbrances, the Vendors may deliver separate payoff letter agreements, in form satisfactory to the Purchaser, acting reasonably, duly executed by each secured party or registrant set forth in Schedule 4.29, whereby each such secured party or registrant agrees, upon the satisfaction of terms satisfactory to the Purchaser, acting reasonably, to release and discharge the WPC Assets from any and all security interests held by such secured party or registrant, other than the Permitted Encumbrances.

(d) **Closing Documents**. The Vendors shall have executed and delivered to the Purchaser all documents as the Purchaser or the Purchaser's Counsel may reasonably request for

the purposes of effecting the transfer and delivery of the Purchased Shares in accordance with the terms of this Agreement.

(e) **Non-Competition Agreements**. Each Vendor shall have executed a non-competition agreement substantially in the form attached as Schedule 7.5(e).

(f) **Employment Agreements**. Dighe shall have entered into the Dighe Employment Agreement and Lazzara shall have entered into the Lazzara Employment Agreement.

(g) **Execution of Escrow Agreement.** Dighe and the Escrow Agent shall have executed the Post-Closing Escrow Agreement, or, if required pursuant to Section 3.5, Dighe shall have entered the Statutory Escrow Agreement.

(h) **Termination of Teaming and Participation Agreement**. Dighe and Lazzara shall have terminated the Teaming and Participation Agreement in a form satisfactory to the Purchaser.

7.6 Purchaser's Closing Deliveries

At the Time of Closing:

(a) **Purchase Price**. The Purchaser shall deliver the Purchase Price to the Vendors and the Escrow Agent pursuant to Section 2.4, or, if the Statutory Escrow Agreement is required pursuant to Section 3.5, in accordance with the terms thereof.

(b) **Employment Agreements**. The Purchaser shall have entered into the Dighe Employment Agreement and the Lazzara Employment Agreement.

(c) **Closing Documents**. The Purchaser shall have executed and delivered to the Vendors all documents as the Vendors or the Vendors' Counsel may reasonably request for purposes of effecting the terms of this Agreement.

(d) **Execution of Escrow Agreement.** The Purchaser and the Escrow Agent shall have executed the Post-Closing Escrow Agreement; and, if required, the Purchaser shall have entered the Statutory Escrow Agreement.

ARTICLE 8
RECORDS

8.1 Access to Premises and Records

(a) Up to and including the Closing Date, unless this Agreement is terminated pursuant to the provisions of Article 12, the Purchaser and its counsel, accountants, appraisers and other advisors shall have full and complete access, during normal business hours, providing such access does not adversely affect the day to day operations of WPC, to WPC's premises, the WPC Assets and the WPC Documents for the purpose of continuing its due diligence investigation of the WPC Assets and the WPC Business. Such access shall be consistent with the access provided to the Purchasers for due diligence purposes prior to the date of this Agreement and shall include access to the following:

(i) all books, financial records, tax returns, internal forecasts, contracts, minute books and other records pertaining to the business, affairs, operations of WPC, the WPC Assets and the Liabilities of WPC;

(ii) contracts, patents and leases pertaining to the WPC Business, the WPC Assets and the Liabilities of WPC;

(iii) copies of all services and management contracts pertaining to WPC;

(iv) lists of all employees and consultants, their remuneration packages, employment contracts, consulting contracts, and employee benefits plans and compensation agreements, including outstanding options to acquire additional securities in the capital of WPC;

(v) all drawings, databases, software, source code, *etcetera*, for clarity, access to these materials is for evaluation only and no copies of such materials may be made without WPC's consent;

(vi) any other records, documents, facilities and/or assets reasonably required by the Purchaser; for clarity, access is for evaluation only.

(b) Up to and including the Closing Date, unless this Agreement is terminated pursuant to the provisions of Article 12, the Vendor shall cause management of WPC, upon reasonable request, to meet with the Purchaser and its representatives during normal business hours at the headquarters of WPC to discuss the status of ongoing operations of WPC.

ARTICLE 9
INTERIM OPERATIONS

9.1 Carrying on Business to Closing

(a) Dighe shall cause the WPC Business to be carried on in the normal and ordinary course during the period from the date hereof until the earlier of the Closing Date or the termination of this Agreement in accordance with the provisions of Article 12 (the **"Interim Period"**) and shall immediately notify the Purchaser of any event or occurrence during such period which might reasonably be considered to have a material effect on WPC, the WPC Business or the WPC Assets.

(b) Unless otherwise contemplated herein or approved by the Purchaser in writing (which approval shall not be unreasonably withheld), Dighe covenants with the Purchaser that during the Interim Period, Dighe shall not permit WPC to:

(i) (A) amend its articles or by-laws; (B) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares, property or otherwise) in respect of its outstanding WPC Shares; provided, that WPC shall be permitted to make distributions if WPC reasonably believes that such distributions will not cause the Working Capital Balance to be less than $150,000; (C) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, WPC Shares; (D) redeem, purchase or otherwise acquire any of its outstanding

WPC Shares or other securities; (E) split, combine or reclassify any of its WPC Shares or reduce the stated capital of WPC; (F) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation, arrangement or reorganization; or (G) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(ii) directly or indirectly: (A) sell, pledge, dispose of or encumber (including creating any Lien, other than Permitted Encumbrances, on) any WPC Assets having an individual value in excess of $50,000 other than sales of WPC Inventory in the ordinary course of business, sales of plasma torch systems equipment, provision of testing services and provision of engineering services for design data packages; (B) expend or commit to expend more than $50,000 in the aggregate in respect of any capital expenditures; (C) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; (D) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (E) acquire any assets with an acquisition cost in excess of $50,000 in the aggregate; (F) incur any additional indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in the ordinary course of business or in respect of the transaction contemplated hereby; (G) release or relinquish any WPC Material Contract or other material right; (H) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing WPC Material Contract or material license, lease or other material document; (I) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (J) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(iii) (A) amend the terms of employment of employees or the terms on which consultants are retained; or (B) enter into or terminate any agreements in respect of the employment of employees or the retention of consultants;

(iv) make any payments or provide any additional benefits or entitlements to any director, officer, employee, consultant, partner or any shareholder of WPC or any affiliate of a shareholder of WPC or to any other Person in which a shareholder of WPC or any of his affiliates owns any equity securities or ownership interests or to any other Person non-arm's length to WPC (collectively, the "**Related Persons**"), other than the payment of salaries, bonus and incentive compensation provided for in employment agreements and/or consistent with past practice, with officers of WPC (copies of which have been provided to the Purchaser), consulting fees to the Related Persons for services provided in the ordinary course of business and consistent with past practice or bonus compensation to non-officer employees for 2006 (in accordance with the formulas provided to the Purchaser);

(v) incur, assume or otherwise become liable for any Liabilities to any Related Person, other than for *bona fide* advances or payments made to or for the benefit of WPC by employees or consultants in the ordinary course of business and consistent with past practice;

(vi) other than a possible 10% general salary increase which may be granted to certain employees prior to the Closing Date, grant any Related Person an increase in compensation in any form, grant any general salary increase, take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any Related Person; or

(vii) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the transaction contemplated hereby.

(c) Each Vendor shall use good faith efforts to cause WPC to:

(i) retain the present employees, customers, contracts and suppliers of WPC;

(ii) maintain in force its current policies of insurance and pay all premiums in respect of such insurance policies that become due after the date hereof; and

(iii) maintain, preserve and repair the WPC Assets to keep such WPC Assets in substantially the same state or condition as at the date hereof, reasonable wear and tear excepted; provided that, WPC will not be required to make any expenditures outside of the ordinary course.

9.2 Prohibited Negotiations

(a) Except in connection with the sale of the Purchased Shares to the Purchaser pursuant hereto, until the expiration of the Interim Period, each Vendor shall ensure that neither such Vendor nor WPC nor their respective shareholders, directors, officers, employees or agents shall have any further negotiations with other potential purchasers of all or any portion of the WPC Shares or all or any of the WPC Assets and shall not directly or indirectly initiate, solicit, encourage or accept any other offer or proposal by any Person other than the Purchaser for the purchase or acquisition of all or any portion of the WPC Shares or all or any of the WPC Assets. The Vendors have notified the Purchaser of expressions of interest from certain third parties and have provided the Purchaser with confirmation that all negotiations with such third parties have ceased prior to the date hereof.

(b) The Vendors shall notify the Purchaser orally and in writing of any unsolicited expressions of interest from third parties for the sale of any of the WPC Assets or any securities of WPC (including summaries of the key terms and conditions of any such proposal (to the extent that such disclosure does not breach confidentiality obligations contained in confidentiality agreements already in force at the date hereof), but excluding the identity of the person making it), within 48 hours of the receipt thereof.

9.3 CBS License.

If requested by Purchaser, the Vendors shall have made reasonable efforts by the Closing Date to obtain an indication from CBS Corporation as to whether CBS Corporation plans to terminate the CBS License; provided that, the Purchaser shall have cooperated with the Vendors in approaching CBS Corporation by participating, if requested, in any meetings and/or discussions with CBS Corporation, or in indicating the Purchaser's business intentions regarding WPC; provided, however, in no event shall such indication or the consent of CBS Corporation to the transactions contemplated by this Agreement be a condition precedent to the obligations of the Purchaser.

ARTICLE 10
CONFIDENTIALITY

10.1 Confidentiality

(a) All documents and information (excluding information already in the public domain or not marked as confidential by the originating Party) received by the Vendors from the Purchaser or the Assignor or vice versa, and their respective counsel and agents (including this Agreement), shall be treated by the Vendors, the Purchaser and the Assignor, as the case may be, as confidential information and will not be used by the recipient or disclosed to others by the recipient, except to their respective counsel, auditors and bankers who are similarly bound by confidential obligations. Neither Party shall disclose the terms of this Agreement to any other Person (other than such Party's affiliates, directors, officers, consultants, employees, lenders, counsel, accountants or any other advisors on a need-to-know basis who have agreed in writing or who by the nature or their terms of their retainer, engagement or employment are under a duty to keep such terms confidential and to use the information only for the need-to-know basis upon which the information was provided, and for whom such Party shall be liable as a result of any breach of such obligation of confidentiality), except in order to comply with any Applicable Law; provided that, subject to the provisions of Subsection 10.1(b), each Party shall notify the other Parties of any proceeding under Applicable Law of which it is aware which may result in disclosure and the other Parties may, at their own expense, seek to obtain any protective order to prevent or limit such disclosure. The Parties shall be entitled to all remedies available at law or in equity to enforce, or seek relief in connection with, this confidentiality obligation; provided further that, all monetary damages shall be limited to actual direct damages. The provisions of this Section 10.1 shall survive the Closing Date for a period of two years (or ten years if Closing does not occur); except that, the obligations of the Purchaser and the Assignor pursuant to this Section 10.1 shall terminate on Closing.

(b) Notwithstanding the provisions of Subsection 10.1(a), each Vendor acknowledges and agrees that the Purchaser may become a "reporting issuer" in certain jurisdictions and that the Purchaser's Shares may be listed on the Exchange in which event the Purchaser shall be permitted to make such disclosures as are required by the rules of the Exchange or Applicable Law (it being understood that information relating to the Vendors or the WPC Business prior to the Closing Date shall be made available to the Vendors for review for accuracy prior to the disclosure of such information, to the extent consistent with the Purchaser's obligations under Applicable Law and the requirements of any Exchange). Each Vendor further acknowledges and agrees that the Purchaser may make such press releases or other disclosure respecting the transactions contemplated hereby

as it desires; provided that, with respect to press releases issued prior to the Closing Date, and subject to the Purchaser's obligations under Applicable Law and the requirements of any Exchange, the Purchaser provides the Vendors with a copy of such press releases prior to issuance so that the Vendors may review information relating to the Vendors, WPC or the WPC Business for accuracy. In addition, the Vendors agree to permit the Purchaser to make such disclosure it requires to complete a Private Financing; provided that such disclosure is substantially similar to that required for an IPO Financing.

ARTICLE 11
LIABILITY AND INDEMNIFICATION

11.1 Responsibility of the Vendors

Subject to the limitations set forth herein, each Vendor acknowledges and agrees that, from and after the consummation of the Closing, it shall:

(a) be severally, and not jointly and severally, liable to the Purchaser and the Assignor for all Indemnified Losses which the Purchaser, the Assignor or WPC may suffer, sustain, pay or incur; and

(b) severally, and not jointly and severally, indemnify and save harmless the Purchaser and the Assignor from and against all Indemnified Losses which may be brought against or suffered by the Purchaser, the Assignor or WPC or which the Purchaser, the Assignor or WPC may sustain, pay or incur;

as a result of any act, omission, circumstance or other matter, arising out of, resulting from, attributable to or connected with:

(i) any incorrectness in or breach of any representation or warranty of such Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(ii) any breach or any non-fulfillment of any covenant or agreement on the part of such Vendor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(iii) any Legal Proceeding to which WPC is a party at any time on or prior to the Closing Date, or to which it becomes a party within 540 days after the Closing Date arising from facts or circumstances that existed at any time from the date of incorporation of WPC to the Closing Date; and

(iv) any breach or alleged breach of any WPC Material Contract by WPC which occurred prior to the Closing Date or any such breach which occurs after the Closing Date but arises out of a continuation of a course of conduct which commenced prior to the Closing Date, including any WPC Material Contract disclosed in Schedule 4.11(g).

11.2 Tax Indemnity

(a) from and after the Closing Date, each Vendor shall be responsible for, shall pay or cause to be paid, and shall indemnify, defend and hold harmless the Purchaser and the Assignor against, and reimburse the Purchaser and the Assignor for, any Indemnified Losses resulting from, arising out of, relating to, in the nature of, or caused by:

(i) any Tax imposed on or relating to WPC with respect to any Pre-Closing Period;

(ii) any Tax imposed upon or relating to any Relevant Group of which WPC is or was a member pursuant to Section 1.1502-6 of the Treasury regulations (or any similar provision of state, local, or foreign Applicable Law);

(iii) any Tax imposed upon or relating to WPC as a transferee or successor, by contract, or otherwise; and

(iv) any Tax arising directly or indirectly from a breach or inaccuracy of a representation or warranty set forth in Section 4.24.

(b) Payment in full of any amount due under Subsection 11.2(a) shall be made to the Purchaser and the Assignor, as applicable, in immediately available funds at least five Business Days before the date for payment of the Taxes to which such payment relates is due. The Tax indemnities contained in Subsection 11.2(a) shall not be subject to any limitations contained in this Agreement.

11.3 Responsibility of Purchaser and the Assignor

Subject to the limitations set forth herein, each of the Purchaser and the Assignor hereby acknowledges and agrees that, from and after the consummation of the Closing, it shall:

(a) be liable to the Vendors for all Indemnified Losses which any one or more of them may suffer, sustain, pay or incur; and

(b) indemnify and save harmless the Vendors from and against all Indemnified Losses which may be brought against or suffered by any one or more of them or which any one or more of them may sustain, pay or incur,

as a result of any act, omission, circumstances or other matter, arising out of, resulting from, attributable to or connected with:

(i) any incorrectness in or breach of any representation or warranty of the Purchaser or the Assignor contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement;

(ii) any breach or non-fulfillment of the covenants or agreements on the part of the Purchaser or the Assignor contained in Section 3.4, and Section 3.9; and

(iii) the inclusion in any Disclosure Document of a description of the WPC Assets or the WPC Business or any historical financial information or operational information in respect of WPC (unless such inclusion has been consented to in

writing or such information has been provided by a Vendor specifically for inclusion in such Disclosure Document prior to distribution of such Disclosure Document).

11.4 Responsibility Extends to Legal Costs and Settlements

Notwithstanding any provision to the contrary contained in this Article 11, references to costs in the liability and indemnification obligations prescribed by Sections 11.1, 11.2 and 11.3 shall be deemed to include Professional Fees and disbursements, and shall extend to settlements, satisfactions or other compromises with respect to claims by a Third Party that may result in Indemnified Losses.

11.5 Indemnification Procedure

Notwithstanding any provision to the contrary contained in this Article 11:

(a) In the event that an Indemnitee becomes aware of any claim, proceeding or other matter (a "**Claim**") in respect of which the Indemnifier is liable to indemnify the Indemnitee pursuant to this Article 11, the Indemnitee shall promptly give written notice thereof to the Indemnifier. Such notice shall specify whether the Claim arises as a result of a claim by a Person other than a Party (a "**Third Party**"), against the Indemnitee (a "**Third Party Claim**") or whether the Claim does not so arise (a "**Direct Claim**"), and shall also specify with reasonable particularity (to the extent that the information is available) the factual basis for the Claim and the amount of the Claim, if known.

(b) With respect to any Direct Claim, following receipt of notice from the Indemnitee of the Claim, the Indemnifier shall have 30 days to make such investigation of the Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnitee shall make available to the Indemnifier the information relied upon by the Indemnitee to substantiate the Claim, together with all such other information as the Indemnifier may reasonably request. If both Parties agree at or prior to the expiration of such 30 day period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, the Indemnifier shall immediately pay to the Indemnitee the full agreed upon amount of the Claim, failing which the Parties shall mediate such Claim in accordance with Section 15.2.

(c) With respect to any Third Party Claim, the Indemnifier shall have the right, at its expense, to participate in or assume control of the negotiation, settlement or defense of the Claim and, in such event, the Indemnifier shall reimburse the Indemnitee for all of the Indemnitee's reasonable out-of-pocket expenses in connection with such Third Party Claim. If the Indemnifier elects to assume such control, the Indemnitee shall have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf provided that the fees and disbursements of such counsel shall be paid by the Indemnitee unless the Indemnifier consents to the retention of such counsel or unless the named parties to any action or proceeding include both the Indemnifier and the Indemnitee and a representation of both the Indemnifier and the Indemnitee by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses). Notwithstanding the foregoing, the Indemnifier shall not settle any Third Party Claim without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld or delayed; provided, however, consent shall not be required for the settlement Third Party Claim that is a One Hundred Percent Claim, if

the settlement (i) involves only the payment of money by the Indemnifier (ii) includes an unconditional release of the Indemnifier and (iii) does not impose any Liability upon the Indemnifier. If the Indemnifier, having elected to assume such control, thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnitee shall be entitled to assume such control, and the Indemnifier shall be bound by the results obtained by the Indemnitee with respect to such Third Party Claim. If the amount of any liability of the Indemnitee under the Third Party Claim in respect of which such payment was made, as finally determined, is less than the amount that was paid by the Indemnifier to the Indemnitee, the Indemnitee shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(d) If the Indemnifier fails to assume control of the defense of any Third Party Claim, the Indemnitee shall have the exclusive right to contest, settle or pay the amount claimed. Notwithstanding the foregoing, the Indemnitee shall not settle any Third Party Claim without the prior written consent of the Indemnifier, which consent shall not be unreasonably withheld or delayed.

(e) The Indemnitee and the Indemnifier shall co-operate fully with each other with respect to Third Party Claims, and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available). Without limitation to the foregoing there shall, as between the Indemnitee and Indemnifier, be a duty of good faith with respect to any Third Party Claim and the conduct or defense thereof.

11.6 Limit on Each Party's Responsibility

The obligations and liability of any Indemnifier under this Agreement shall be subject to the limitations set forth in this Section 11.6.

(a) Several Liability. Each Vendor's liability as an Indemnifier shall be several, and not joint and several, and shall be proportional to the number of WPC Shares held by such Vendor as set forth in Schedule 4.2.

(b) Maximum Liability of Vendors.

(i) One Hundred Percent Claims. The maximum aggregate liability of either Vendor as an Indemnifier in connection with any Indemnified Losses arising from One Hundred Percent Claims shall not exceed the portion of the total Purchase Price paid or delivered to such Vendor (including, with respect to each Vendor, such Vendor's share of the Escrow Amount and any Purchaser's Shares subject to the Escrow Terms).

(ii) Other Claims. With respect to Indemnified Losses which result from any incorrectness in or breach of any representation or warranty or non-fulfillment of a covenant of the Vendors contained in this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, which breaches or non-fulfillments are not One Hundred Percent Claims:

(A) Lazzara shall have no liability; and

(B) Dighe's Liability shall not exceed 10% of the aggregate Purchase Price paid or delivered to Dighe (including the Escrow Amount and any Purchaser's Shares subject to the Escrow Terms).

(iii) No Liability. For greater clarity, an Indemnified Loss which does not result from the circumstances contemplated by Subsection 11.6(b)(i) or Subsection 11.6(b)(ii) will not be subject to indemnification pursuant to this Article 11. In addition, neither Vendor shall have any liability with respect to:

(A) the collectability of any WPC Receivable except to the extent such WPC Receivable is classified as a Bad Debt in the calculation of the Working Capital Balance;

(B) any termination by CBS Corporation of the CBS License as a result of the transactions contemplated hereby;

(C) any Claim arising from or relating to (i) the capability of the WPC Intellectual Property or (ii) whether the WPC Intellectual Property is developed or commercialized to the extent anticipated; or

(D) any Claim arising from or relating to the matter set forth on Schedule 11.6(b)(iii)(D).

(c) **"One Hundred Percent Claims"** shall mean claims based on:

(i) the actual fraud of an Indemnifier proven by clear and convincing evidence;

(ii) a breach of any representation set forth in Sections 4.2 through and including 4.7, Subsections 4.8(a), 4.8(b), 4.8(d), 4.8(f), 4.8(g), Sections 4.9, 4.12, 4.15, 4.24 and 4.27;

(iii) a breach of the representations set forth in Section 4.16, which breach arises from the failure to disclose any litigation actually known to such Vendor;

(iv) a breach of the representations set forth in Section 4.29, which breach arises from the failure to disclose any encumbrance on the WPC Assets actually known to such Vendor;

(v) Section 11.2;

(vi) a breach of the representations set forth in Section 4.38, which breach arises from the failure to disclose any Environmental Action actually known to such Vendor; and

(vii) a breach of the representations set forth in Section 4.11(h), which breach arises from the failure to disclose breaches of obligations of confidentiality actually known to such Vendor;

(viii) the breach or non-fulfillment of any covenant or agreement of any Vendor in Sections 3.4, 3.5 and Subsections 9.1(a) and 9.1(b); and

(ix) with respect to Dighe only, the matter disclosed in Item 1 on Schedule 11.6(c)(ix); provided, however, **[Deleted to maintain confidentiality]**.

(d) Liability Threshold. Except with respect to One Hundred Percent Claims, Dighe shall have no liability in connection with any Indemnified Losses until the aggregate of any such claims exceeds **[Deleted to maintain confidentiality]**, in which event Dighe shall be required to indemnify in respect of the full amount of such Indemnified Losses.

(e) Time Limits on Assertion of Claims. The Indemnifier shall have no liability in connection with any Claim (other than those Claims made in respect of Taxes in accordance with any of Sections 11.1, 11.2 or 11.3) unless the Indemnitee provides the Indemnifier with written notice of such Claim, including, to the extent known, full particulars of the basis therefor, within 540 days after the Closing Date in the case of Dighe, the Purchaser or the Assignor and 180 days after the Closing Date in the case of Lazzara.

(f) Fraud as a Bar to Indemnification. No Person who has engaged in any fraud, willful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the Indemnified Losses were caused by such activity, to claim indemnification pursuant to this Article 11 from any Person who has not engaged in any fraud, willful misconduct, fraudulent misrepresentation or negligence with respect to such Indemnified Loss;

(g) Purchase Price Adjustment. For greater certainty, the provisions of this Article 11 do not apply to claims for adjustments or reimbursements under Section 3.1.

(h) Payment of Third Party Claims. The Indemnifier shall not have any obligation to make any payment with respect to any Third Party Claim, unless and only to the extent the Indemnitee has made a payment in respect of such Claim.

11.7 No Merger of Legal Responsibilities

The liabilities and indemnities created in this Article 11 shall be deemed to apply to, and shall not merge in, all assignments, transfers and other documents delivered by the Vendor to the Purchaser pursuant hereto, notwithstanding the terms of such assignments, transfers and other documents or Applicable Law to the contrary, and all such rules are hereby waived.

11.8 Sole and Exclusive Remedy

From and after the Closing, the indemnification provided for in this Article 11 will be the sole and exclusive right and remedy available to the Purchaser and the Assignor with respect to any claim or cause of action based upon or arising out of this Agreement, whether such claim or cause of action arises out of any contract, tort or other common law theory or otherwise; provided, that nothing in this Section 11.8 shall limit the Purchaser's or the Assignor's ability to seek specific performance of the Vendors' covenants contained in this Agreement.

ARTICLE 12
TERMINATION

12.1 Grounds for Termination

This Agreement, with the exception of the provisions of Section 3.7, which shall survive termination, will automatically terminate without any further action by, or obligation of, the Parties if the Closing Date has not occurred on or before April 30, 2007. In addition, this Agreement may be terminated on or prior to the Closing Date:

(a) by the mutual written agreement of the Vendors, the Purchaser and the Assignor;

(b) by the Purchaser upon written notice to the Vendors if any of the conditions set forth in Section 7.1 have not been satisfied or waived by the Purchaser at the Time of Closing; provided, that if the failure of the condition is curable, it has not been cured within 15 Business Days after written notice, specifying in reasonable detail such failure, has been received by the Vendors;

(c) by the Vendors upon written notice to the Purchaser and the Assignor if any of the conditions set forth in Section 7.2 have not been satisfied or waived by the Vendors at the Time of Closing;

(d) by the Purchaser upon written notice to the Vendors if the Purchaser has reasonably concluded that either of the conditions set forth in Subsections 7.1(b) or 7.1(f) is unlikely to be satisfied;

(e) by the Purchaser upon written notice to the Vendors specifying in reasonable detail the facts upon which the Purchaser is relying to allege that either Vendor has committed an Agreement Default; provided that, if any such Agreement Default is curable, it has not been cured by the earlier of the Closing Date or within five Business Days after written notice of such Agreement Default has been received by the defaulting Party; or

(f) by the Vendors upon written notice to the Purchaser and the Assignor if the Assignor is in breach of its obligation under Section 3.7 to deposit funds in the escrow account under the Break Fee Escrow Agreement and such breach remains uncured for five Business Days after delivery of such written notice.

provided that, notwithstanding anything to the contrary express or implied herein, a Party shall not be allowed to exercise any right of termination pursuant to this Section 12.1 if the event giving rise to such right is due to an Agreement Default by such Party.

12.2 Effect of Termination

If this Agreement is terminated by the Vendors or by the Purchaser as permitted under Section 12.1:

(a) except as contemplated by this Section 12.2, such termination shall be without liability of any Party to the other Parties, or to any of their shareholders, directors, officers, employees, agents, consultants or representatives;

(b) if such termination shall result from an Agreement Default, Dighe shall pay the Purchaser **[Deleted to maintain confidentiality]** within two Business Days of such termination by wire transfer of immediately available funds;

(c) the provisions of Section 3.7 shall survive the termination of this Agreement and the Break Fee, if payable, shall be paid in accordance with the provisions of Section 3.7.; and

(d) any provision of this Agreement that by its terms expressly survives termination of this Agreement shall survive in accordance with its terms.

ARTICLE 13
NOTICES

13.1 Delivery of Notices

Notwithstanding anything to the contrary contained herein, all notices or other deliveries required or permitted hereunder shall be in writing. Any notice or other delivery to be given hereunder shall be deemed to be properly provided if delivered in any of the following modes:

(a) personally, by delivering the notice to the Party on which it is to be served at that Party's address for notices as set forth in Section 13.2. Personally delivered notices shall be deemed to be received by the addressee when actually delivered as aforesaid; provided that, such delivery shall be during normal business hours on any Business Day. If a notice is not delivered on a Business Day or is delivered after the addressee's normal business hours, such notice shall be deemed to have been received by such Party at the commencement of the addressee's first Business Day next following the time of the delivery; or

(b) by facsimile (or by any other like method by which a written message may be sent) directed to the Party on which it is to be delivered at that Party's facsimile number as set forth in Section 13.2. A notice so served shall be deemed to be received by the addressee when transmitted by the Party delivering the notice (provided such Party obtains confirmation from its facsimile of successful transmission), if transmitted during the addressee's normal business hours on any Business Day, or at the commencement of the next ensuing Business Day following transmission if such notice is not transmitted on a Business Day or is transmitted after the Party's normal business hours.

13.2 Notices

The address and facsimile number for delivery of notices, documents, checks or other instruments hereunder of each of the Parties shall be as follows:

(a) if to the Purchaser at:

Alter Nrg Corp.
#420, 1414 - 8th Street S.W.
Calgary, AB T2R 1J6
Attention: Mark A. Montemurro, President
Facsimile: (403) 806-3701

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(b) if to the Assignor at:

Alter Nrg Ltd.
#420, 1414 - 8th Street S.W.
Calgary, AB T2R 1J6
Attention: Mark A. Montemurro, President
Facsimile: (403) 806-3701

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
Barristers and Solicitors
#3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8
Attention: Scott W. N. Clarke
Facsimile: (403) 260-9700

(c) if to either Vendor, at:

c/o Westinghouse Plasma Corporation
Westinghouse Waltz Mill Site - Plasma Center
East 54 of I-70
Madison, PA 15663-0410
Facsimile: (724) 722-7057

with a copy to (which shall not constitute notice):

Buchanan Ingersoll & Rooney Professional Corporation
One Oxford Centre
301 Grant Street
20th Floor
Pittsburgh, PA 15219
Attention: John R. Previs
Facsimile: (412) 562-1041

A Party may change its address and facsimile number for delivery by notice to the other Parties in the manner set forth herein, and such changed address and facsimile number for notices thereafter shall be effective for all purposes of this Agreement; provided, that (i) the changed address shall be a business or such other address where notices may be delivered without the requirement that the intended recipient is present at the time of delivery and (ii) notice must be capable of delivery by facsimile.

ARTICLE 14
PRIVACY MATTERS

14.1 Disclosed Personal Information

The Parties acknowledge that they are responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to any Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

14.2 No Unrelated Use

No Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the transactions contemplated hereby.

14.3 Necessary Disclosure

Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated hereby, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the transactions contemplated hereby. Disclosure of Personal Information not related to WPC, the WPC Business or the transaction contemplated hereby (for example, personal financial data, non-business affiliations, etcetera) shall not be required.

14.4 Applicable Measures

Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with Applicable Law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

14.5 Duty to Keep Confidential

Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal

Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a *bona fide* need to access to such information in order to complete the transactions contemplated hereby.

14.6 Duty to Notify

Each Party shall promptly notify the other Parties of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any Authorized Authority charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, and claims.

14.7 Duty to Return or Destroy

Upon the expiration or termination of this Agreement, or otherwise upon the reasonable request of any Party hereto, the other Parties shall forthwith cease all use of the Personal Information acquired by such other Parties in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 15
GENERAL

15.1 Governing Law

This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Pennsylvania or any other jurisdiction) that would cause the application of the substantive laws of any other jurisdiction. Subject to Section 15.2, the Parties hereby irrevocably (a) submit themselves to the exclusive jurisdiction of the state and federal courts sitting in the Western District of Pennsylvania and (b) waive the right and hereby agree not to assert by way of motion, as a defense or otherwise, in any action, suit, or other legal proceeding brought in any such court, any claim that it, he, or she is not subject to the jurisdiction of such court, that such action, suit, or proceeding is brought in an inconvenient forum, or that the venue of such action, suit, or proceeding is improper. Each Party also irrevocably and unconditionally consents to the service of any process, pleadings, notices, or other papers in a manner permitted by the notice provisions of Section 13.2.

15.2 Mediation

(a) In the event of any controversy, dispute or claim arising out of or relating to this Agreement, or any modification, amendment or extension to this Agreement, or the breach thereof, including any claim to rescind or set aside any of the same other than Section 9.2(a), representatives of the Vendors and the Purchaser shall meet in good faith as set forth in this Section 15.2 in an effort to resolve the dispute.

(b) The disputing party shall give the other party written notice (the "**Mediation Notice**") of the dispute within thirty (30) days of becoming aware of the existence of the dispute. The Mediation Notice shall describe in reasonable detail the dispute and shall name a designee on behalf of the disputing party to participate in the meeting described in this section. Within fifteen (15) days of receipt of the Mediation Notice, the other parties

shall each appoint a designee to meet and confer with the disputing party in an attempt to resolve the dispute. The failure of any party to appoint a designee or to present that designee for a meeting shall be considered a material breach of this Agreement. The designees of the Vendors and the Purchaser shall meet at the corporate offices of WPC at a time mutually acceptable to them to attempt to settle the dispute in good faith. This meeting shall be held within thirty (30) days after receipt of the Mediation Notice. In the event that no resolution of the dispute is reached within thirty (30) days following the meeting, the dispute shall be submitted for a non-binding mediation with a mediator selected from a list of mediators to be obtained from the CPR Institute for Dispute Resolution ("**CPR**"). Upon expiration of the thirty (30) day period following the meeting, either of the Vendors or the Purchaser may petition the CPR for a regional list of mediators to be sent to the Vendors and the Purchaser. Within ten (10) days after receipt of such list, the Vendors, on one hand, and the Purchaser, on the other hand, shall choose three names from the regional list provided by CPR and submit such names to the other party. If any of these names match, such person shall act as the mediator for the dispute. In the event that none of the names match, and if the Vendors and the Purchaser cannot otherwise agree on a mediator, the mediator shall be chosen by CPR. The costs and expenses of the mediation process shall be shared equally by the Vendors and the Purchaser.

(c) The mediator shall promptly hear presentations from the Vendors and the Purchaser in such manner and at such times and locations as shall be determined by the mediator. The mediator may request, and the Vendors and the Purchaser shall provide, any documents that in the mediator's sole opinion will assist in resolving the dispute. The mediator shall review the dispute and offer to the Vendors and the Purchaser their or its comments on their respective positions. The Vendors and the Purchaser may have ex parte communication with the mediator as deemed necessary by either party or the mediator. Neither of the Vendors nor the Purchaser shall be bound by any comments, conclusions or decisions of the mediator. All verbal and written communications among the Vendors and the Purchaser or among the Vendors and the Purchaser and the mediator, issued and prepared in connection with this Section, shall be deemed prepared and communicated in furtherance and in the context of the dispute settlement and shall be exempt from discovery and production and shall not be admissible into evidence in any proceeding for the resolution of this dispute. No legal proceedings for the resolution of the dispute shall be commenced by either of the Vendors or the Purchaser until the earlier of (i) the conclusion of this mediation and (ii) the date that is one hundred twenty (120) days from the receipt of the Notice. Upon conclusion of the mediation, each of the Vendors and the Purchaser shall have all rights and remedies available to it at law or in equity; provided, however, that to the fullest extent permitted by law, the Vendors and the Purchaser each hereby waive their respective rights to trial by jury in any suit, action or proceeding against the Vendors or the Purchaser, as the case may be, which may be filed in the courts identified in Section 15.2(g) below.

(d) The periods set forth in this Section 15.2 may be extended or shortened by mutual agreement of the parties. In no event shall a party who has refused or failed to participate in the dispute resolution process described in this Section 15.2 be permitted to commence legal proceedings without first complying with the provisions of this Section 15.2.

(e) The parties hereto agree that notwithstanding, and in addition to, the rights and remedies available hereunder, each of the Vendors, on the one hand, and the Purchaser,

on the other hand, reserves the right to seek and obtain temporary restraining orders or other emergency temporary or preliminary equitable injunctive relief from the courts of the Commonwealth of Pennsylvania or the federal courts situated in the Western District of Pennsylvania, to preserve the status quo by enjoining or restraining a party hereto pending mediation hereunder or to compel mediation as provided herein, and the parties hereto acknowledge and agree to the right to seek such relief. The parties hereto expressly agree and acknowledge that seeking relief from the courts as provided in this Section 15.2 shall not be deemed a waiver of any party's right to mediate nor shall the existence or exercise of such right be deemed to be an adequate remedy at law in connection therewith.

(f) Each party shall bear its own attorneys' fees and expenses and the fees and expenses of other experts or professionals utilized by such party in connection with the mediation provided for herein.

15.3 Counterparts

This Agreement and any document or instrument to be executed and delivered by the Parties hereunder or in connection herewith may be executed and delivered in separate counterparts and delivered by any Party to the other Parties by facsimile, each of which when so executed and delivered shall be deemed an original and all such counterparts shall together constitute one and the same agreement. If this Agreement or any such document or instrument is delivered by facsimile, the Party so delivering this Agreement or such document or instrument shall within a reasonable time after such delivery deliver an originally executed copy to the other Parties.

15.4 Successors and Assigns

This Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. Subject to Section 3.8, this Agreement may not be assigned by any Party without the written consent of the other Parties.

15.5 Supersedes Earlier Agreements

This Agreement constitutes the whole and entire agreement among the Parties in connection with the transactions contemplated herein and cancels and supersedes any prior agreements, undertakings, declarations, commitments, representations, written or oral, in respect thereof (including the letter of intent dated November 3, 2006 among the Purchaser and the Vendors and the Original Agreement), and there are no express or implied terms, conditions, agreements, undertakings, declarations, commitments, representations or warranties or other duties (legal, equitable, fiduciary, in tort or under general principles of civil law) whatsoever among the Parties not expressly provided for in this Agreement.

15.6 Waiver

No waiver by any Party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that Party unless the waiver is expressed in writing under the authority of that Party. Any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

15.7 Time of the Essence

Time shall be of the essence in this Agreement.

15.8 No Merger

The representations, warranties, liabilities and indemnities created in this Agreement shall be deemed to apply to all assignments, conveyances, transfers and other documents conveying any of the Purchased Shares from the Vendors to the Purchaser. There shall not be any merger of any of such representations, warranties, liabilities or indemnities in such assignments, transfers or other documents.

15.9 Invalidity of Provisions

If any of the provisions of this Agreement are determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the other provisions shall not in any way be effected or impaired thereby.

15.10 Amendments

Subject to Section 13.2, this Agreement may be amended only by written instrument executed by the Vendors and the Purchaser.

15.11 Expenses

Except as specifically provided herein, each Party will bear the fees and disbursements of their respective lawyers, accountants and consultants engaged in connection with the preparation of this Agreement and any and all agreements, instruments, documents or other writings to be executed and delivered pursuant hereto and all other costs and expenses incurred in connection herewith and therewith. For clarity, none of the costs contemplated by this Section 15.11 shall be costs of WPC. Notwithstanding the foregoing, the costs to complete the preparation of the WPC Audited Financial Statements as contemplated by Section 3.2 shall be borne by the Purchaser notwithstanding the fact that the auditors preparing the WPC Audited Financial Statements are engaged by WPC.

15.12 Further Assurances

The Vendors will from time to time, on and after the date hereof, at the request and expense of the Purchaser, execute and deliver all such other additional instruments, notices, releases, acquittances and other documents and shall do all such other acts and things as may be reasonably necessary to carry out the terms and conditions of this Agreement in accordance with their true intent.

15.13 Survival

Notwithstanding anything else contained herein, and without limiting any of the provisions hereof, the obligations of the Parties specified in Article 3, Article 6, 9.3, Article 11, Article 13, Article 14, Section 15.11, Section 15.12 and this Section 15.13 shall survive Closing and continue to bind the Parties in accordance with their terms until the expiration of the time periods during which claims for indemnification may be made. If this Agreement is terminated prior to the Closing, none of such provisions shall survive such termination, except as expressly provided in Section 12.2.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed as of the date and year first above written.

ALTER NRG LTD.

Per: (signed) "Mark A. Montemurro"
Name: Mark A. Montemurro
Title: President

ALTER NRG CORP.

Per: (signed) "Mark A. Montemurro"
Name: Mark A. Montemurro
Title: President

(signed) "Shyam V. Dighe"
SHYAM V. DIGHE

(signed) "Daniel E. Lazzara"
DANIEL E. LAZZARA

Alter Nrg Ltd.
420, 1414 – 8th Street S.W.
Calgary, Alberta
T2R 1J6

RECEIVED
2008 FEB -4 A 10:23

June 5, 2006

Westinghouse Plasma Corporation
Westinghouse Waltz Mill Site - Plasma Center
East 54 of I-70
Madison, PA 15663-0410
U.S.A.

Attention: Mr. Daniel E. Lazzara, Chief Operating Officer

Gentlemen:

Re: Alter Nrg - Westinghouse Memorandum of Understanding

This letter constitutes a Memorandum of Understanding ("MOU") between Alter Nrg Ltd., a corporation organized under the laws of Alberta, Canada having its registered office at 3500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4J8 ("Alter Nrg"), and Westinghouse Plasma Corporation, a corporation organized under the laws of Pennsylvania, U.S.A., and having its principal offices at Westinghouse Waltz Mill Site - Plasma Center, Exit 54 of I-70, Madison, PA, 15663-0410, U.S.A. ("WPC"). Alter Nrg and WPC are sometimes referred to herein individually as a "Party" and collectively as the "Parties".

1. Exclusivity. Subject to Section 2, the Parties agree that, during the five year period beginning on the date of this MOU (the "Initial Term") and during any Renewal Term, provided that the terms and conditions of this MOU have been followed, WPC hereby grants Alter Nrg the exclusive license for WPC's Plasma Gasification Technology in the AMI. Specifically, Alter Nrg agrees to source from WPC and WPC agrees to provide exclusively to Alter Nrg the PGVR-DDP Engineering Services and Plasma Torch System Equipment for all Gasification Projects initiated by Alter Nrg in accordance with the terms of this MOU ("Exclusivity Rights").

2. Right of First Refusal. In the event that WPC receives an offer to license the Plasma Gasification Technology from a party intending to use such technology in Eastern Canadian Provinces ("Third Party Developer") using only the Remaining Feedstocks ("Eastern Canada Project"), WPC shall advise Alter Nrg of the terms of the Eastern Canada Project offer. Alter Nrg shall have a right of first refusal to participate in the Eastern Canada Project by participating in negotiations with WPC and the proposed Third Party Developer of the Eastern Canada Project with a view to Alter Nrg having a minority working interest in such project or by participating in a joint venture regarding such project. If Alter Nrg declines participation in the Eastern Canada Project, or in the event that the Third Party Developer and Alter Nrg do not reach consensus in terms of Alter Nrg's participation in such Eastern Canada Project within 30 days, WPC may license or sell the Plasma Gasification Technology to the proposed developer solely for projects using the Remaining Feedstocks.

3. Initial Project. Alter Nrg will build a pilot gasification plant in the AMI ("Initial Plant") using the Plasma Gasification Technology. WPC will provide relevant PGVR-DDP Engineering Services to Alter

Nrg for the design of the Plasma Reactor for the Initial Plant in accordance with the terms of the Definitive Agreements.

4. Commercialization of Plasma Gasification Technology in Canada. Alter Nrg will have the sole and exclusive license to the Plasma Gasification Technology in the AMI during the Initial Term and any Renewal Term (the "License") in accordance with the terms of this MOU and the Definitive Agreements. The License shall include the sole right of Alter Nrg to sub-license and market the Plasma Gasification Technology in the AMI during the Initial Term and any Renewal Term to third party customers of Alter Nrg ("Alter Nrg Customers").

5. Activities.

5.1 During the Term, WPC will:

(a) provide PGVR-DDP Engineering Services for Plasma Reactors to Alter Nrg for use by Alter Nrg and Alter Nrg Customers building gasification facilities; and

(b) provide Plasma Torch Equipment to Alter Nrg for use by Alter Nrg and Alter Nrg Customers building gasification facilities.

5.2 During the Term, Alter Nrg will:

(a) procure from WPC for each Gasification Project the items in Section 5.1 and oversee the manufacturing and installation of the Plasma Reactor for the Initial Project;

(b) market and sub-license the utilization of the Plasma Gasification Technology within the AMI to Alter Nrg Customers and sell the Plasma Torch System Equipment to Alter Nrg Customers; and

(c) operate the Initial Plant.

6. Definitive Agreements.

6.1 The Parties shall enter into an engineering services agreement substantially in the form of Attachment A attached hereto (the "Services Agreement") and equipment supply agreement substantially in the form of Attachment B attached hereto (the "Equipment Supply Agreement") (collectively "Definitive Agreements") regarding the Parties' participation each Gasification Project within the time frames specified in Section 7.

6.2 The Services Agreement and the Equipment Supply Agreement shall be used as templates by the Parties for future purchases by Alter Nrg of PGVR-DDP Engineering Services and Plasma Torch Equipment from WPC.

6.3 Each Party shall use all commercially reasonable efforts to cause the conditions to the effectiveness of the Definitive Agreements to be satisfied. In particular, each Party shall use its reasonable efforts to cause its board of directors to hold such meetings on or prior to consider the ratification of the Definitive Agreements and the approval of the entering into of the transactions contemplated by the Definitive Agreements, as may be applicable. Upon approval by their respective Boards of Directors, each Party shall provide prompt written notice to the other Party that such condition has been satisfied.

7. Costs and Milestones.

7.1 Upon acceptance of this MOU, Alter Nrg will provide a non-refundable payment of $250,000 (Cdn.) to WPC as partial consideration for the License within 10 days of signature of the MOU by Alter Nrg.

7.2 During the Initial Term, Alter Nrg will make the following payments to WPC and enter into the following transactions:

(a) Alter Nrg shall order from WPC the PGVR-DDP Engineering Services in accordance with the Services Agreement for the Initial Plant within 6 months from the date of this MOU for $400,000 (U.S.).

(b) Alter Nrg shall pay WPC $450,000 (Cdn.) and shall transfer $300,000 (Cdn) of Securities in the Fund to WPC as partial consideration for the License upon the earlier of: (i) the satisfactory completion of the PGVR-DDP for the Initial Project; and (ii) the date which is 12 months from the date of this MOU. In the event an initial public offering ("IPO") has not been made by the Fund, the number of Securities to be issued pursuant to this provision shall be based on the subscription price for the Securities in the most recent equity offering conducted by the Fund. In the event an IPO of the Fund has occurred, the number of Securities issued to WPC shall be equal to the weighted average trading price of the Securities for the ten trading days preceding the issuance of the Securities to WPC. The Securities issued to WPC shall be the same class as the Securities subscribed for by the management of Alter Nrg who participate in the first offering of Securities by the Fund.

(c) Alter Nrg shall order from WPC the Plasma Torch Systems with a minimum price of $5 million (U.S.) in accordance with the Equipment Supply Agreement. If Alter Nrg does not order the Plasma Torch Systems within 36 months from date of this MOU, a $600,000 (Cdn.) payment is required as partial consideration for the License for Alter Nrg to maintain the Exclusivity Rights for the remainder of the Initial Term. If Alter Nrg pays WPC such $600,000 (Cdn.) for continuing the Exclusivity Rights and orders from WPC the Plasma Torch Systems for a minimum price of $5 million (U.S.) and the order is placed by the end of the Initial Term, then, upon completion of the order, WPC will credit the $600,000 (Cdn.) payment by Alter Nrg towards such order.

(d) Alter Nrg shall pay WPC $200,000 (Cdn.) and shall transfer $200,000 (Cdn.) of Securities in the Fund to WPC as partial consideration for the License upon the startup of the Initial Plant Project. If Alter Nrg does not build the Initial Plant within 48 months from MOU signing, then such payments are due at 48 months from the date of the MOU. In the event an IPO has not been made by the Fund, the number of Securities to be issued pursuant to this provision shall be based on the subscription price for the Securities in the most recent equity offering conducted by the Fund. In the event an IPO of the Fund has occurred, the number of Securities issued to WPC shall be equal to the weighted average trading price of the Securities for the ten trading days preceding the issuance of the Securities to WPC.

(e) After the expiry of the Initial Term and in the event that Alter Nrg purchases goods or services from WPC for itself or for Alter Nrg Customers at a cost of $5 million (U.S.) or more for additional one year periods in accordance with the Services Agreement and the Equipment Supply Agreement, Alter Nrg's Exclusivity Rights shall continue in full force and effect at the rate of one year of Exclusivity Rights for each $5 million (U.S.) payment made by Alter Nrg to WPC. In the alternative, Alter Nrg may maintain its Exclusivity Rights by paying WPC $600,000 (U.S.) prior to the expiry of the current exclusivity period to maintain the Exclusivity Rights for an additional one calendar year period. These rights in favour of Alter Nrg shall continue for a maximum of 44 additional evergreen periods of one year each (an "Evergreen Term") after the end of the Initial Term. If Alter Nrg pays WPC such $600,000 (U.S.) for continuing the Exclusivity Rights and orders from WPC the Plasma Torch Systems for a minimum price of $5 million (U.S.) in accordance with the Equipment Supply Agreement and the order is placed by the end of such yearly term, then, upon completion of the order, WPC will credit the $600,000 (U.S.) payment by Alter Nrg towards such order.

7.3 After expiration of any event set forth in Section 7.1 or 7.2 without an above identified renewal payment or transaction occurring prior thereto, this MOU including the exclusive license provisions herein will automatically terminate and will not be subject to renewal. Notwithstanding the foregoing, any Services Agreements or Equipment Supply Agreements entered into by the Parties will not be affected by the termination of this MOU.

7.4 Each Party shall bear the costs and expenses made and incurred by it in connection with its work and activities under this MOU and in negotiating and entering into the Definitive Agreements, including legal and other professional fees.

7.5 Alter Nrg shall bear the cost of all federal, provincial, local or other sales, use or other transfer taxes (including customs, duties and GST) properly payable in connection with the payments hereunder, provided that WPC has not applied to be registered under Part IX of the *Excise Tax Act* (Canada) at any time prior to the relevant payment or supply.

7.6 Provided that the representation in Section 9.1(e) is valid at the time of such payment, any payment made hereunder shall be in the amounts stipulated above, without deduction for statutory withholdings, except for payments made for services rendered by WPC in Canada. Alter Nrg will assist WPC to obtain a waiver or refund for any such withholding.

7.7 **In the event that this Section 7 is not fully enforceable under Alberta law, WPC shall have the unilateral right to designate the law of any Canadian jurisdiction (except Quebec) or the law of Pennsylvania as the governing law, solely for the purposes for this Section 7, in order to ensure full enforcement of this Section 7.**

8. Initiation of MOU Activities. Each Party shall nominate a representative to be its principal spokesperson regarding communications and exchanges of information and data for the activities under this MOU. Each Party may change its appointed representative on written notice.

9. Plasma Gasification Technology and Tax Representations.

9.1 WPC represents and warrants to and in favour of Alter Nrg that as of the date of this MOU:

(a) WPC is the sole owner of all proprietary intellectual property contained within the Plasma Gasification Technology or has a valid and enforceable license from the owner of intellectual property ("Third Party IP") to use license, modify and copy the Third Party IP and to sell products containing the Third Party IP. All inventors involved in the creation of the Plasma Gasification Technology, owned by WPC, have assigned or waived their interests in the Plasma Gasification Technology in favour of WPC.

(b) With respect to the patented technology and processes contained within the Plasma Gasification Technology ("Patented Technology"), to the knowledge of WPC, the registrations of the Patented Technology contained in the Plasma Gasification Technology are valid and subsisting in good standing and are recorded in the name of the WPC or Westinghouse Electric Corporation.

(c) To the knowledge of WPC, WPC is not aware of any infringement of WPC's rights to the Plasma Gasification Technology.

(d) WPC has the power and authority to grant to Alter Nrg (or any of its designates) a license for the use by Alter Nrg (or such designate) of the Plasma Gasification Technology, and any proprietary technology and associated intellectual property rights that may be developed from time to time in respect of the Plasma Gasification Technology.

(e) WPC is subject to taxation under Subchapter "C" of the Internal Revenue Code of the United States, is incorporated in Pennsylvania, manages its business from within Pennsylvania and conducts the large majority of its business from within Pennsylvania.

(f) WPC has never applied to be registered under Part IX of the *Excise Tax Act* (Canada).

9.2 Subject to Section 2, if WPC (or any of its Affiliates) licenses the Plasma Gasification Technology, to any third Person with respect to the Main Feedstock or the Remaining Feedstocks, it shall only do so in respect of projects or undertakings outside of the AMI and on the express condition that any such third Person (or the assignee, successor or sublicense of such Person) is not entitled to utilize such Plasma Gasification Technology for any undertaking or project within the AMI for the duration of the Term of this MOU.

10. **Limitation of Liability. Alter Nrg agrees to indemnify WPC for any loss, liability, claim, damage, or cost (including reasonable legal fees) which may be asserted against or suffered by WPC, under U.S. anti-trust related law, as a result of WPC failing to provide the Plasma Gasification Technology to a third party due to WPC's obligations under this MOU. Neither party shall be liable to the other in connection to this MOU for any indirect, incidental, special or consequential damages, including but not limited to loss of revenue, cost of capital, business opportunity or from any cause whatsoever, whether such liability arises out of contract, tort**

(including negligence) strict liability or otherwise. The maximum monetary liability of WPC, including its officers, directors, employees or shareholders, arising from this MOU, is ten percent of amounts received by WPC under Section 7.1, the payment of [redacted] under Section 7.2(c)and the payments of [redacted] under Section 7.2(e) of this MOU. Furthermore, the Limitation of Liability provisions which apply to the goods and services (i.e., PGVR-DDP's and Plasma Torch Systems) procured by Alter Nrg from WPC under the Definitive Agreements shall be as set forth in the Definitive Agreements. In the event that this Section 10 is not fully enforceable under Alberta law, WPC shall have the unilateral right to designate the law of any Canadian jurisdiction (except Quebec) or the law of Pennsylvania as the governing law, solely for the purposes of this Section 10, in order to ensure full enforcement of this Section 10.

11. Governing Law.

11.1 Except as set forth in this MOU, this MOU shall be governed by and interpreted in accordance with the laws of the Province of Alberta, Canada, without regard to any rule of law that may direct the dispute to the laws of another jurisdiction. Alter Nrg shall comply with the laws of the Province of Alberta and the laws of Canada in exercising its rights under this MOU.

11.2 Any dispute or claim arising out of and in relation to this MOU shall be submitted to arbitration in accordance with the rules of the International Chamber of Commerce. A dispute shall be deemed to have arisen when a Party notifies the other Party in writing to that effect. The tribunal shall consist of three arbitrators, with one to be appointed by Alter Nrg, one to be appointed by WPC and the two so appointed appointing the third arbitrator. The language of the arbitration shall be English and the venue of the arbitration shall be the location of the Party receiving the notice of dispute. The Parties acknowledge that service of any notices in the course of such arbitration at their addresses as given in this MOU shall be sufficient and valid. Judgment on the award of the arbitrators may be entered in any court having competent jurisdiction or having jurisdiction over one or more of the Parties or their assets.

11.3 The Parties acknowledge that remedies at law may be inadequate to protect it against any actual or threatened breach of this MOU by the other Party, and, without prejudice to any other rights and remedies otherwise available to the first mentioned Party, the other Party agrees to the granting of specific performance and injunctive or other equitable relief in the first mentioned Party's favour without proof of actual damages and the other Party further agrees to waive any requirement for the securing or posting of any bond in connection with any such remedy.

12. Indemnification. Alter Nrg agrees to indemnify WPC for any loss, liability, claim, damage or costs (including reasonable legal fees) which may result to WPC directly from Alter Nrg failing to comply with all laws applicable to the conduct of Alter Nrg's business.

13. Assignment. Except as expressly permitted by the terms hereof, Alter Nrg Ltd. may assign all or any part of its rights or obligations under this MOU to an affiliate, a partnership in which Alter Nrg Ltd. or an affiliate of Alter Nrg is a partner or a trust which has a direct or indirect interest in Alter Nrg Ltd., an affiliate of Alter Nrg Ltd. or a partnership in which Alter Nrg Ltd. or an affiliate of Alter Nrg Ltd. is a partner, all without the consent of WPC. Despite the foregoing assignment, Alter Nrg Ltd. will continue to be responsible for its obligations under this MOU. Except for the foregoing assignment and except to a third party which acquires all or substantially all of the assets of a party hereto and which agrees to be

bound by the terms of this MOU and the Definitive Agreements, neither this MOU nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Failure of the other Party to respond within 20 days to a request for consent containing all material particulars shall be deemed to be a consent. Upon consent being given or deemed to have been given, the assigning Party, the assignee and the other Party shall promptly enter into an assignment and novation agreement in form and substance reasonably satisfactory to the non assigning Party and thereupon the assignee shall be bound by all of the obligations of the assigning Party hereunder as of the effective date of the assignment, and the assigning Party shall no longer be bound by any obligations hereunder, other than those rights or obligations arising or accruing prior to the effective date of the assignment.

14. Entire Agreement. This MOU constitutes the whole and entire agreement between the Parties and supersedes all negotiations, discussions and undertakings between the Parties in relation to the subject matter hereof. This Agreement may be amended only if the Parties so agree in writing.

15. Confidentiality. The provisions of the Confidentiality Agreement shall apply to information exchanged between the Parties with respect to this MOU, except to the extent superseded by confidentiality provisions of other contracts between the Parties, and the provisions of the Confidentiality Agreement shall survive the termination or expiry of this MOU. The Parties' exchange of any "confidential information" (within the meaning of such term in the Confidentiality Agreement) regarding a Gasification Project shall not preclude either Party from pursuing or undertaking such project independently upon the termination or expiry of this MOU and any Definitive Agreements entered into pursuant to the terms hereof; provided that such Party does not utilize such confidential information in such pursuit or undertaking.

16. Media Releases. The Parties shall discuss and mutually agree regarding all press releases and other releases of information for dissemination to the public pertaining hereto. However, nothing in this Section 16 shall prevent a Party from furnishing any information to any governmental agency, regulatory authority or stock exchange or to the public, insofar only as is required by this MOU, applicable law or securities laws applicable to such Party; provided that a Party which proposes to make such a public disclosure shall, to the extent reasonably possible, provide the other Party with a draft of such statement a sufficient time prior to its release to enable such other Party to review such draft and advise that Party of any comments it may have with respect thereto.

17. Defined Terms. The following terms shall have the indicated meanings when used in this MOU:

"Affiliate" means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

"AMI" means:

(a) during the Initial Term:

(i) Canada using the Main Feedstock, and

(ii) Western Canadian Provinces using the Main Feedstock and Remaining Feedstocks; and

(b) during the Renewal Term:

(i) Canada using the Main Feedstock, if a Gasification Project has been commercialized anywhere in Canada; or

(ii) the Western Canadian Provinces for the Main Feedstock and the Remaining Feedstock, in the event a Gasification Project has not been commercialized anywhere in Canada.

"Confidentiality Agreement" means the confidentiality agreement between the Parties dated November 9th, 2005.

"Eastern Canadian Provinces" means Ontario, Quebec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island.

"Fund" means Alter Nrg Income Fund, the entity selected by Alter Nrg, in its sole discretion, subsequent to the date hereof in which investors who are arm's length to the officers and directors of Alter Nrg have been invited to invest on a go-forward basis .

"Gasification Projects" means the development and construction of the Initial Plant, and all other gasification projects initiated in the AMI by Alter Nrg or third parties using sub-licenses of the Plasma Gasification Technology from Alter Nrg

"Main Feedstock" means feedstock consisting of petroleum coke, refinery residue, and/or coal.

"Person" includes, without limitation, any corporation, company, group, partnership, limited liability company, other entity, trust or individual.

"PGVR-DDP" means a plasma gasification/vitrification design data package prepared by WPC.

"PGVR-DDP Engineering Services" means engineering services with regards to WPC's PGVR-DDP.

"Plasma Gasification Technology" means the plasma gasification/vitrification reactor (PGVR) vessel designs of WPC as contained in the PGVR-DDPs.

"Plasma Reactor" means a reactor for the rapid heating of organic material to the point where all organic material would be gasified to produce a Product Gas Stream and inorganic material would be melted.

"Plasma Torch System Equipment" means the quantity and size (kw rating) of plasma torch systems (i.e. plasma torch, power supplies, arc ignitor, interconnects, control systems, specifications for de-ionized cooling system and air supply system) specified in the PGVR-DDP for a project hereunder.

"Product Gas Stream" means the carbon monoxide and hydrogen gas produced through operation of the Plasma Reactor using the Feedstock.

"Remaining Feedstocks" means all other feedstocks, that:

(i) if mixed with coke or petroleum coke or their residues, are greater that fifty percent of the total feedstock; and

(ii) which can be gasified in the Plasma Reactor to produce a Product Gas Stream including but not limited to municipal solid wastes, but not including all other feedstocks/applications which do not have the primary purpose of producing a Product Gas Stream for example, feedstocks/applications primarily for: metals processing, chemical processing, metals recovery from wastes (e.g., dross) or other materials; hazardous, toxic, and military waste treatment applications; nuclear applications; nanotechnology applications; diamond or other deposition applications.

"Securities" means trust units in the Fund. For clarity, "Securities" does not include options, warrants or similar rights or other convertible securities of the Fund.

"Term" has the meaning set forth in Section 1 of this MOU.

"Western Canadian Provinces" means British Columbia, Alberta, Saskatchewan and Manitoba.

18. Interpretation. Definitions shall apply equally to both the singular and plural forms of the terms defined herein. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall not be limiting and shall be deemed to be followed by the phrase "without limitation." Unless the context shall require otherwise, any agreements, documents, instruments or Laws defined or referred to herein shall be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent and (b) in the case of Laws, by succession of comparable successor statutes. All references herein to any particular Law shall be deemed to refer also to any rules and regulations promulgated under that Law. References to a Person also refer to its predecessors and permitted successors and assigns.

- Signatures follow on next page -

Please indicate your agreement to this MOU by signing below.

Sincerely,

ALTER NRG LTD.

By: [signature]
Name: Mark Montemurro
Title: President

AGREED TO THIS 6 DAY OF JUNE, 2006:

WESTINGHOUSE PLASMA CORPORATION

By: [signature]
Name: Shyam Dighe
Title: President

ATTACHMENT A

ENGINEERING SERVICE AGREEMENTS

ATTACHMENT B

EQUIPMENT SUPPLY AGREEMENT

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: ALTER NRG CORP.

Fiscal year end date used
to calculate capitalization: December 31, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) N/A		
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) N/A		
Market value of class or series	(i) X (ii) =	(A) N/A	
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A	

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) N/A
(Repeat for each class or series of securities)		(D) N/A

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	N/A

30769478.1

Participation Fee

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above) — $3,200.00

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \times \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \$2{,}133.33$$

Late Fee, if applicable

(As determined under section 2.5 of the Rule)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of securities only in those jurisdictions where such securities may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws. Accordingly, these securities may not be offered or sold in the United States unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements. This prospectus does not constitute an offer to sell or any solicitation of an offer to buy any of the securities within the United States. See "Plan of Distribution".

PROSPECTUS

Initial Public Offering

April 10, 2007

ALTER NRG

ALTER NRG CORP.

Minimum Offering: $30,000,006 or 13,333,336 Common Shares
Maximum Offering: $35,000,001 or 15,555,556 Common Shares

This prospectus qualifies the distribution of a minimum of 13,333,336 common shares ("**Common Shares**") of Alter Nrg Corp. (the "**Corporation**") and a maximum of 15,555,556 Common Shares, at a price of $2.25 per Common Share (the "**Offering**"). The price of the Common Shares offered pursuant to the Offering was determined by negotiation among the Corporation and Wellington West Capital Markets Inc., Canaccord Capital Corporation, Raymond James Ltd., TD Securities Inc. and Paradigm Capital Inc. (collectively, the "**Agents**"). This prospectus also qualifies the distribution of the Common Shares issuable pursuant to the Reorganization (as defined below) and the WPC Acquisition (as defined below). See "Plan of Distribution".

A portion of the net proceeds of this Offering will be used, subsequent to the closing of the Reorganization, to complete the acquisition by the Corporation of the issued and outstanding shares of Westinghouse Plasma Corporation ("**WPC**"). Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price (as defined below) in respect thereof. See "The Reorganization", "WPC Acquisition" and "Use of Proceeds".

Price: $2.25 Per Common Share

	Price to the Public	Agents' Fee	Net Proceeds to the Corporation(1)(2)
Per Common Share	$2.25	$0.1463	$2.1037
Minimum Offering	$30,000,006	$1,950,000	$28,050,006
Maximum Offering	$35,000,001	$2,275,000	$32,725,001

Notes:

(1) Before deducting expenses of the Offering and the Reorganization, estimated to be $500,000, which will be paid by the Corporation.

(2) The Corporation has granted to the Agents an option (the "**Over Allotment Option**"), exercisable in whole or in part from time to time, for up to 30 days following the closing of the Offering, to offer for sale up to an additional number of Common Shares as is equal to 15% of the Common Shares issued pursuant to the Offering on the same terms as set forth above solely to cover over allotments, if any, and for market stabilization purposes. If the Over Allotment Option is exercised in full and on the basis that the maximum number of Common Shares are issued pursuant to the Maximum Offering (as defined below), the gross proceeds from the sale of Common Shares from treasury, the Agents' fee thereon and net proceeds to the Corporation will be $40,250,000, $2,616,250 and $37,633,750, respectively, prior to deducting expenses of the Offering and the Reorganization, estimated to be $500,000. This prospectus also qualifies the grant of the Over Allotment Option and the distribution of the Common Shares issuable on the exercise of the Over Allotment Option. See "Plan of Distribution".

There is currently no market through which the Common Shares may be sold and purchasers may not be able to resell the Common Shares purchased under this prospectus. An investment in Common Shares should be considered speculative due to the nature of the Corporation's business which is subject to a number of risks. Subscribers for Common Shares must rely upon the ability and integrity of the management of the Corporation ("Management"). An investment in Common Shares should be considered speculative due to the nature of the Corporation's business which is subject to a number of risks and should be made only by those persons who can afford to lose some or all of their investment. See "Risk Factors".

The TSX Venture Exchange (the "TSXV") has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV, including distribution of the Common Shares to a minimum number of public securityholders.

Subject to certain assumptions, limitations and restrictions, in the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Agents, as of the date of this prospectus, on closing of the Offering and listing of the Common Shares on a prescribed stock exchange, the Common Shares will be eligible investments as set forth under the heading "Eligibility for Investment".

The Agents conditionally offer the Common Shares, subject to prior sale, on a best efforts basis, if, as and when issued by the Corporation, and delivered to and accepted by the Agents in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Agents by Heenan Blaikie LLP.

Subject to applicable laws in connection with the Offering, the Agents may over-allot or engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution".

Subscriptions for the Common Shares to be sold pursuant to the Offering will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will take place on or about April 17, 2007, and in any event not later than April 30, 2007. See "Plan of Distribution".

Notwithstanding the above, the Offering will be discontinued in the event that a closing in respect of the Minimum Offering (as defined below) has not occurred on or prior to the date which is 90 days from the issuance of a receipt for this prospectus, unless each of the persons or companies who have subscribed within such period consents to the continuation of the Offering.

Until such time as a Closing has occurred in respect of the Minimum Offering, all subscription funds received by the Agents will be held by the Custodian (as defined below), pending closing of the Minimum Offering, pursuant to the provisions of the Agency Agreement (as defined below). If the Minimum Offering has not been subscribed for prior to the expiry of the 90 day period, the Custodian shall promptly return the proceeds of subscriptions to the subscribers without interest or deduction unless such subscribers have otherwise instructed the Custodian. See "Plan of Distribution".

TABLE OF CONTENTS

	Page
Cautionary Statement Regarding Forward Looking Statements	2
Non-GAAP Financial Measures	4
General Prospectus Disclosure Matters	4
Summary	5
Glossary	13
Abbreviations	16
Definitions Related to the Norwest Report	17
Description of Gasification Process	18
Alter Nrg Corp.	18
Development of the Business	19
Coal Rights	19
WPC Acquisition	24
License Agreement	27
Description of the Business	28
Project Opportunities and Market Descriptions	31
The Corporation's Execution and Technical Strengths	43
Industry Overview	44
The Reorganization	49
Use of Proceeds	52
Selected Financial Information	53
Management's Discussion and Analysis Regarding the Trust	54
Directors and Officers	57
Executive Compensation	63
Indebtedness of Directors and Executive Officers	67
Plan of Distribution	67
Consolidated Capitalization of the Corporation	68
Description of Share Capital	69
Options and Other Rights to Purchase Securities	70
Prior Sales of Securities	70
Principal Holders of Common Shares	71
Escrowed Securities	71
Risk Factors	73
Eligibility for Investment	77
Material Contracts	77
Interest of Management and Others in Material Transactions	78
Promoters	78
Dividend Record and Policy	78
Legal Proceedings	78
Legal Matters	78
Auditors, Registrar and Transfer Agent	78
Interest of Experts	78
Statutory Rights of Withdrawal and Rescission	79
Auditors' Consent	80
Financial Statements of Alter Nrg Corp.	F-1
Financial Statements of Alter Nrg Income Fund	F-5
Pro Forma Financial Statements	F-16
Financial Statements of Westinghouse Plasma Corporation	F-23
Certificate of the Corporation and the Promoters	C-1
Certificate of the Agents	C-2

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Certain statements in this prospectus may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this prospectus, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate" and other similar terminology. These statements reflect the Corporation's current expectations regarding future events and operating performance and speak only as of the date of this prospectus. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed below and under "Risk Factors". Although the forward-looking statements contained in this prospectus are based upon what Management believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this prospectus, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances.

In particular, this prospectus contains forward-looking statements pertaining to the following:

- capital expenditure programs;
- supply and demand for the Corporation's services and industry activity levels;
- commodity prices;
- income tax considerations;

- treatment under governmental regulatory regimes;
- dependence on equipment suppliers and equipment improvements;
- dependence on personnel;
- collection of accounts receivable;
- operating risk liability;
- expectations regarding market prices and costs;
- ability to raise additional capital;
- expansion of services in domestic and international markets; and
- competitive conditions.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this prospectus:

- the early stage of the Corporation's development;
- reliance on Management;
- reliance on technical and field personnel;
- competition;
- dependence on suppliers;
- regulatory and political risk factors;
- commodity price volatility;
- prices for end products;
- potential environmental liability;
- operating risks and insurance limits;
- sensitivity to fixed costs;
- reliance on technology;
- risk of third party claims for infringement of intellectual property rights;
- access to additional financing;
- conflicts of interest;
- litigation;
- absence of prior public market for the Common Shares;
- dilution and future sales of Common Shares;
- failure to realize anticipated benefits of acquisitions;
- currency exchange rate risk;
- aboriginal claims; and
- the other factors considered under "Risk Factors".

NON-GAAP FINANCIAL MEASURES

Throughout this prospectus, the term "funds flow" is used to refer to cash flow from operations, being net revenue less all operating and general and administrative costs, before changes to working capital related to operating activities. The term funds flow is not a measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Funds flow may not be comparable to similar measures presented by other issuers, and investors are cautioned that funds flow should not be considered as an alternative to net earnings or other measures of financial performance calculated in accordance with GAAP.

Funds flow is provided as a measure of financial performance because such term is commonly used by investors to evaluate energy sector projects. Accordingly, Management believes that funds flow is a useful measure for prospective investors in evaluating the financial performance of the Corporation, and specifically, the ability of the Corporation to generate cash flow from its projects and fund projects and endeavours through cash flow from operations.

GENERAL PROSPECTUS DISCLOSURE MATTERS

Although the subsidiaries of the Trust currently operate the Existing Business to be acquired by the Corporation pursuant to the Reorganization, unless otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "The Reorganization" have been completed and the Corporation (either directly or through its subsidiaries) operates the Existing Business. In that context, references to the Corporation include, where required, a reference to the Corporation indirectly through its subsidiaries.

SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Please refer to the Glossary for the definitions of certain terms used in this prospectus and in this Summary.

Description of Gasification Process

Gasification can convert any low value carbon-containing feedstock, including municipal waste, biomass (wood chips, agricultural waste), petroleum coke ("**petcoke**"), refinery residue and coal, into high value energy products including hydrogen, synthesis gas ("**syngas**"), steam, electricity and transportation fuels. The gasification process, as compared to conventional energy production methods such as coal fired power plants, also reduces air emissions, including greenhouse gases, sulphur oxides and nitrous oxides. All gasification reactor designs have similar internal chemical reactions, however the process efficiencies can be varied by using different combinations of pressure and temperature. See "Industry Overview — The Gasification Process".

Additionally, gasification is a commercially proven and well established process. For instance, South Africa has been commercially applying gasification to create gasoline and diesel fuel for over 30 years. Approximately 30% of South Africa's current transportation fuel needs are derived from coal gasification (Source: World Coal Institute, "Coal: Liquid Fuels", October 2006). Until recently, gasification has been more expensive than conventional production, but the increasing spread between the cost of gasification feedstocks like coal and the price of gasification products like biodegradable sulphur-free diesel have made gasification more economical in the production of liquid fuels. See "Industry Overview — The Gasification Process."

Management believes that due to gasification's: (i) matrix of potential inputs and outputs; (ii) potential environmental benefits versus other energy production methods; and (iii) proven and established process, the Corporation will be provided with a wide range of business opportunities and the flexibility to maximize value in an environment of volatile commodity prices.

Alter Nrg Corp.

The Corporation was incorporated under the ABCA on February 20, 2007. The head and registered offices of the Corporation are located at Suite 420, 1414 – 8th Street S.W., Calgary, Alberta, Canada T2R 1J6.

The Corporation is a development-stage entity pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Corporation's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy.

The Corporation's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur free diesel, ethanol, steam or electricity, all of which are fundamental products for the world's growing energy needs.

The Corporation, which has the ability to economically capture carbon dioxide ("**CO_2**") while producing energy through use of the WPC Technology (as defined in "WPC Acquisition — WPC Technology"), will endeavour to help industries meet their energy needs while reducing emissions of greenhouse gases and complying with any upcoming government mandated greenhouse gas emission limitations.

Alter Nrg, the Corporation's predecessor to the Existing Business, was incorporated in November 2005 and commenced operations in March 2006 and has since secured an established gasification technology, namely the WPC Technology (see "Development of the Business" and "WPC Acquisition"), secured a suitable coal resource for gasification, assembled a strong and experienced management team (comprised of an experienced group of engineering and project management professionals who have worked together for up to 20 years), and developed a focused and tangible business plan. The Corporation believes that assembling these key components uniquely positions it as a fully integrated gasification company that is well positioned to execute its plans in the dynamic and growing gasification market. See "Alter Nrg Corp.".

Development of the Business

Since inception in March 2006, Alter Nrg has taken the following steps towards its objective of becoming a leading North American fully integrated gasification corporation:

- On June 5, 2006, Alter Nrg entered into a license agreement with WPC (the "**WPC License**") with respect to the WPC Technology. The fundamental terms of the WPC License are as follows:

- The exclusive right to use the WPC Technology in Canada for coal, petcoke and refinery residue for an initial term of five years up to June 5, 2011.
- The exclusive right to use the WPC Technology for all other feedstocks, including municipal waste and biomass in Western Canada, and a right of first refusal to participate in projects in Eastern Canada using these feedstocks.

- In August 2006, Alter Nrg procured eight Crown coal leases, comprising 27,456 hectares in total, in three geographic areas within Alberta suitable for surface coal mining of sub-bituminous coal. The key area is the Fox Creek Property, which has approximately 770 million tonnes of coal in place (as evaluated in the Norwest Report). See "Coal Rights".
- On December 2, 2006, Alter Nrg entered into the Share Purchase Agreement (as defined below) to acquire all of the WPC Shares (as defined below). See "WPC Acquisition".
- Assembling a strong technical team of professionals who have a history of innovation and effective project execution. See "The Corporation's Execution and Technical Strengths".
- From March 2006 to January 2007, Alter Nrg Income Fund (the "**Trust**") raised $13.5 million through issuances of trust units of the Trust (the "**Trust Units**"), with $9.0 million cash remaining at December 31, 2006. See "Prior Sales of Securities".

See "Development of the Business".

WPC Acquisition

On December 2, 2006, Alter Nrg entered into a share purchase agreement, as amended on February 20, 2007 (the "**Share Purchase Agreement**"), with Dr. Shyam Dighe ("**Dighe**") and a minority shareholder (collectively, the "**WPC Shareholders**") pursuant to which Alter Nrg agreed to acquire all of the issued and outstanding shares (the "**WPC Shares**") of WPC (the "**WPC Acquisition**"). WPC is a private corporation organized under the laws of the Commonwealth of Pennsylvania. On April 4, 2007, the Share Purchase Agreement was further amended to assign Alter Nrg's rights and obligations to the Corporation.

The purchase price (the "**Purchase Price**") to be paid to the WPC Shareholders pursuant to the Share Purchase Agreement is an aggregate of US$29,000,000, of which US$22,000,000 is payable in cash (the "**Cash Portion**") with the balance payable through the issuance of that number of Common Shares (at the Offering Price (as defined below)) equal to US$7,000,000 (the "**Share Portion**").

See "WPC Acquisition — Acquisition Terms".

Comparison of the WPC Technology and Conventional Gasification

The Corporation believes that the WPC Technology has the following advantages over conventional gasification technologies.

- **Environmentally Benign.** The WPC Technology has the capability of operating at much higher temperatures than any conventional gasifier, producing a glass-like non-leachable slag from any feedstock. Current analysis conducted by WPC indicates that the slag is environmentally benign and could be used directly in the construction of buildings and roads. Many other gasification technologies produce a leachable ash that must be landfilled or treated before it can be used.
- **Wide Range of Feedstocks.** The feedstock for all conventional gasifiers must undergo a preparation process to make it suitable for gasification. In some cases, the feedstock for conventional gasifiers must meet very tight tolerances for size, heating value and moisture content. The WPC Technology can accommodate very heterogeneous feedstocks.
- **Variable Heating Value.** The WPC Technology can handle feedstocks with a very wide range of heating value; everything from waste to bitumen. The gasifiers marketed by most of the large gasifier companies do not accept waste or biomass as a feedstock. Because of the intense temperatures generated by a plasma gasifier utilizing the WPC Technology, it can also safely handle hazardous waste.
- **Metal Recovery.** Because the WPC Technology produces a slag and not ash, it is significantly easier and less costly to recover valuable metals.

- **High Reliability.** The WPC Technology is based on the foundry cupola, a well known and simple design used for centuries in the mining and ore industry. Management believes the simple design of the Reactor (as defined in "WPC Acquisition — WPC Technology") results in higher plant availability and produces a high quality syngas.

See "WPC Acquisition — Comparison of the WPC Technology and Conventional Gasification".

Acquisition Rationale

The Corporation believes that the WPC Acquisition will provide the Corporation with the following benefits:

- **Positive Funds Flow with Upside Potential.** WPC has had positive funds flow before management bonuses for the past several years. WPC is a research and development focused organization which has not allocated significant resources towards business development. Management believes that with increased business development efforts, WPC's funds flow can be increased. In addition, WPC has existing customers that are expected to provide future revenue streams.
- **Commercially Proven Technology.** The key component of the WPC Technology, being the plasma gun, has been applied commercially for over 15 years and has benefited from years of research and development conducted by Westinghouse Electric Corporation ("**WEC**"). It is commercially proven in gasification with several operational gasification facilities that have proven to be robust and reliable.
- **Direction over the Technology.** Ownership of WPC, and therefore, the WPC Technology, means the Corporation can direct WPC's research, development and strategy to benefit the Corporation's projects going forward.
- **Access to Global Markets.** WPC has recently made sales of the WPC Technology to a company in India and has sales opportunities in the U.S. and other countries. This provides the Corporation an opportunity to participate and develop projects worldwide.
- **Access to Research and Development.** WPC has completed approximately 100 pilot tests, has 24 active patents worldwide and has a wealth of expertise in plasma systems and plasma gasification. The Corporation believes that this research and development experience will allow the Corporation's technical personnel to explore additional business opportunities.
- **Multiple Product Applications.** Plasma systems have been and can be applied to commercial applications other than gasification which Management believes provides the potential to increase sales volumes by WPC.
- **Broader Gasification Solutions.** The combination of the plasma gasification experience at WPC with the engineering, construction, and balance of plant expertise of the Corporation is expected to allow the joint entity to provide a more complete gasification system for the customer.
- **Infrastructure.** The Plasma Center is an approximately 30,000 square foot pilot and office facility outside Pittsburgh, Pennsylvania where WPC has performed approximately 100 pilot tests on varying feedstocks.

See "WPC Acquisition — Acquisition Rationale".

License Agreement

On April 3, 2007, the Corporation entered into a technology license agreement (the "**License Agreement**") with NRG Energy, Inc. ("**NRG**"), a Delaware corporation.

The License Agreement provides that, conditional upon consummation of the WPC Acquisition, the Corporation (or an affiliate thereof) will grant NRG an exclusive license (subject to certain exceptions set forth in the License Agreement) to use the WPC Technology in the United States in connection with certain projects, primarily to produce steam and/or electric power using certain feedstocks as specified in the License Agreement. See "**License Agreement**".

Corporate Strategy

Vision

To become a senior energy producer by leading the development of innovative gasification projects for commercial energy production.

Mission

- To participate in strategic or financially accretive projects or make acquisitions in the emerging alternative energy market.

- To be a leader in innovative gasification-related technologies applied to produce profitable and clean alternative energy solutions.
- To invest in the skills of the Corporation's people who will provide the creativity, determination and passion to generate growth in Shareholder (as defined below) value.
- To conduct its activities with transparency and fairness and to work together to form positive relationships in the communities in which the Corporation operates and with all of its stakeholders.

See "Description of the Business — Corporate Strategy".

Target Markets

The Corporation initially intends to focus its efforts on the following three target markets:

1. WTE: Gasification of waste products to produce syngas or electricity.
2. Oilsands: Gasification of petcoke or refinery residue for the production of syngas to be used in SAGD (as defined below) projects and hydrogen for use in bitumen upgrading.
3. CTL: Gasification of coal to create hydrogen, syngas, naphtha and sulphur-free diesel.

Corporate Objectives and Milestones

Overview

To meet its long term objective of becoming a senior energy producer, the Corporation is using a staged strategy in each of its three target markets, as discussed below.

Management believes the target markets provide the opportunity to grow rapidly and in staged increments. The initial waste to energy ("**WTE**") project is expected to cost approximately $105 million for 1,100 boe/d of production which is an achievable size of project to provide initial funds flow and strengthen the Corporation's balance sheet. The WPC Technology is commercially proven in WTE projects, and the Corporation is advancing business relationships with both government and private waste companies in an effort to have a commercial scale WTE facility operational within a three year timeframe. The Corporation will then look to replicate WTE on a larger scale throughout North America in markets that offer the economic potential outlined under "Project Opportunities and Market Descriptions — Waste to Energy Market". Management believes that it has significant opportunities in the Ontario WTE market alone to provide accretive growth in its energy production base and funds flow.

The oilsands are expected to be a crucial part of Alberta's future growth. The oilsands require an enormous amount of energy in order to extract the bitumen and turn it into saleable energy products. Gasification is an attractive method to provide energy for the extraction process using a by-product of upgrading (petcoke) as the feedstock to produce steam or hydrogen while offering attractive project returns. Management believes that the WPC Technology, combined with a modular construction approach, can provide a flexible and scalable energy solution for oilsands producers. The Corporation's short term objective is to optimize and showcase the WPC Technology, for application in an oilsands process, in a joint demonstration facility (for both oilsands and coal to liquids ("**CTL**")) to be constructed over the next 18 months at a cost of $10 million to $20 million. Management is currently discussing its oilsands gasification solution with several companies and intends to aggressively pursue undertaking gasification facilities projects in the oilsands which would each produce approximately 4,000 boe/d or greater once the demonstration facility is completed.

The Corporation has acquired the Fox Creek Property which provides ownership of feedstock resources which can be used to develop a CTL project to produce gasoline or diesel. See "Coal Rights — Fox Creek Property". As described under the heading "Industry Overview", CTL facilities have been producing significant quantities of liquid fuels worldwide, and numerous projects are being developed worldwide in this growth industry. The Corporation believes that CTL presents an opportunity offering attractive returns on projects and long-lived production. Management expects to use a modular construction approach to allow it to construct smaller 5,000 bbl/d to 10,000 bbl/d facilities at attractive project returns and to thereafter develop larger scale projects. The Corporation's short term objective is to optimize and showcase the WPC Technology, for application in CTL, in a joint demonstration facility as referenced in the preceding paragraph. Thereafter, Management will attempt to develop joint venture relationships to contract coal or develop its coal resource for larger, commercial scale facilities.

Short Term

The following is a summary of the Corporation's short term objectives:

- Increasing WPC's existing revenue streams subsequent to the completion of the WPC Acquisition, through increased worldwide licensing and sales from the application of disciplined business development and marketing sales practices. See "WPC Acquisition".
- Utilizing the WPC Technology to pursue WTE opportunities in Ontario by developing a commercial scale WTE facility. See "Project Opportunities and Market Descriptions — Waste to Energy Market".
- Advancing a small scale field demonstration facility with the WPC Technology utilizing coal and petcoke feedstocks. Such a facility is expected to begin construction in 2008 at a cost of $10 million to $20 million. Preliminary engineering indicates the WPC Technology has the potential to efficiently gasify feedstocks, including coal and petcoke, at lower capital and operating costs than conventional gasification technologies; however, a demonstration facility will be required to substantiate this advantage.
- Advancing commercial scale Western Canadian gasification opportunities using coal and petcoke as feedstocks. The Corporation intends to advance engineering, regulatory, resource assessment and business development activities during 2007 and through 2009 as the demonstration facility is under development.
- Responding to strategic or financially accretive acquisition opportunities that may arise in the gasification industry that will strengthen operating funds flow and support and accelerate the Corporation's business plan.

See "Description of the Business — Corporate Objectives and Milestones".

Comparison of Gasification to Conventional Oil and Gas Production

It can be difficult to compare gasification facilities to those of conventional energy companies even though both ultimately produce income from energy products. One of the key metrics that measures capital efficiency is the Recycle Ratio. This is one measure of how effectively a company is investing its cash and is obtained by dividing the cash flow per boe by the capital cost per boe, with higher values showing greater capital efficiency. Gasification projects are projected to have Recycle Ratios of 4.6 to greater than 7.0 as compared to the conventional oil and gas industry which, according to a FirstEnergy Capital Corp. analysis published in August 2006, had Recycle Ratios of approximately 1.6 to 2.4.

Gasification facilities operating at scale have a low estimated operating cost environment compared to conventional oil and gas, which provides premium cash flow per boe. The CTL and WTE projects have high cash flow per bbl of energy equivalent production due to the associated supplemental revenue streams. Gasification facilities have long term uniform production rates. The related long-lived cash flow from production over the 30 year facility life provides for attractive capital costs on a per boe basis.

See the table below for a comparison of the estimated operating metrics of the Corporation's planned gasification facilities by target market compared to conventional energy company averages:

	Corporate Projects			
	WTE Facility	Oilsands Petcoke Facility	CTL Facility	Conventional Oil and Gas
Cash flow per boe	$61.00	$36.90	$62.00 to $69.00	$24.32 to $29.13
Capital cost per boe	$8.00 to $9.00	$7.50	$11.00 to $13.50	$11.81 to $18.63
Recycle Ratio	Greater than 7.0	4.9	4.6 to 6.3	1.56 to 2.41

Notes and Assumptions:

(1) Conventional oil and gas data provided from FirstEnergy Capital Corp., 2006 Edition of "Finding, Development and Acquisition Cost analysis based on 2005 operating results". The data provided includes companies of all sizes and is organized into small capitalization entities (less than $500 million market capitalization) mid-capitalization entities ($500 million to $2.5 billion in market capitalization), and large capitalization entities (greater than $2.5 billion market capitalization). The data provided is the high and low averages from the size categories. The capital cost per boe equates to the finding, development and acquisition cost per boe including future capital costs and calculated proved plus probable reserves. The values provided in US dollars have been converted to Canadian dollars at an exchange rate of $1.15 : US$1.00.

(2) Cash flow per boe takes revenues, less all operating costs, royalties and general and administrative costs settled with cash at the project level.

(3) Capital cost per boe is calculated by dividing the total facility capital cost by the total boe production from the facility.

(4) Recycle Ratio is calculated by dividing the cash flow per boe by the capital cost per boe.

(5) See "Project Opportunities and Market Descriptions" for further assumptions regarding project economics.

See "Description of the Business — Comparison of Gasification to Conventional Oil and Gas Production".

Selected Financial Information

The following tables present a summary of data for the Trust derived from the consolidated financial statements of the Trust as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006 and certain pro forma information of the Corporation after giving effect to the Reorganization (as defined in "The Reorganization"), the WPC Acquisition and the Offering.

The unaudited pro forma consolidated balance sheet was prepared as if: (a) the Reorganization; (b) the issuance of 15,555,556 Common Shares for net proceeds of approximately $32,225,001 pursuant to the Maximum Offering; and (c) the WPC Acquisition had occurred on December 31, 2006 and the pro forma consolidated statement of operations assumes that these matters occurred on January 1, 2006.

The following data should be read along with "Management's Discussion and Analysis Regarding the Trust" and the financial statements and related notes of each of the Corporation and the Trust included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

	The Trust	The Corporation
	From the commencement of operations on March 9, 2006 to December 31, 2006	Pro Forma Consolidated for the year ended December 31, 2006 (unaudited)
Sales	$ —	$ 2,280,202
Interest revenue	83,366	83,366
Depreciation	13,568	1,817,857
General and administrative expenses	1,437,436	8,778,915
Management bonus	—	169,668
Stock based compensation	290,253	334,564
Loss	(1,657,891)	(6,400,716)
Loss per Trust Unit/Common Share (basic and diluted)	(0.16)	(0.22)

	The Trust	The Corporation	
	As at December 31, 2006	As at February 20, 2007	Pro Forma Consolidated as at December 31, 2006 (unaudited)
Working capital	$ 8,466,410	$ 100	$16,340,475
Capital assets, intangible assets resource properties and deferred costs	2,789,769	—	29,354,965
Total Assets	11,919,896	100	47,343,913
Unitholders'/Shareholders' equity	11,256,179	100	45,695,440

The Offering

Offering Price

$2.25 per Common Share.

Offering

A minimum of 13,333,336 Common Shares and a maximum of 15,555,556 Common Shares.

In addition, the Corporation has granted to the Agents the Over Allotment Option. See "Plan of Distribution".

Use of Proceeds

The estimated net proceeds of the Minimum Offering (as defined below) to the Corporation, after deducting the Agents' fee of $1,950,000 and expenses of this Offering and the Reorganization of approximately $500,000, will be approximately $27,550,006.

The estimated net proceeds of the Maximum Offering (as defined below) to the Corporation, after deducting the Agents' fee of $2,275,000 ($2,616,250 if the Over Allotment Option is exercised in full) and expenses of this Offering and the Reorganization of approximately $500,000, will be approximately $32,225,001 ($37,133,750 if the Over Allotment Option is exercised in full).

It is anticipated that the net proceeds of the Offering will be used by the Corporation as follows:

	Minimum Offering	Maximum Offering	Maximum Offering assuming full exercise of the Over Allotment Option
• Acquisition of WPC	$25,483,609	$25,483,609	$25,483,609
• Working capital	$ 2,066,397	$ 6,741,392	$11,650,141

Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price (as defined below) in respect thereof. See "The Reorganization", "WPC Acquisition" and "Plan of Distribution".

Closing

The closing of the Offering is expected to occur on or about April 17, 2007, and in any event not later than April 30, 2007.

Eligibility for Investment

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Agents, the Common Shares will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided they are listed on a stock exchange prescribed for the purposes of the Tax Act at the relevant time. See "Eligibility for Investment".

Risk Factors

An investment in Common Shares should be considered speculative due to the nature of the Corporation's business. In assessing the risks of an investment in the Common Shares, subscribers must rely upon the ability and integrity of Management. An investment in Common Shares is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment. **Purchasers should consult their own professional advisors to assess the income tax, legal and other aspects of an investment in the Common Shares. See "Risk Factors".**

GLOSSARY

In this prospectus, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**ABCA**" means the *Business Corporations Act* (Alberta), including the regulations thereunder;

"**Adminco**" means Alter Nrg Administration Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Alter Nrg;

"**AERI**" means Alberta Energy Research Institute;

"**Agency Agreement**" means the agency agreement dated as of April 10, 2007 among the Corporation, the Trust and the Agents with respect to the Offering;

"**Agents**" means, collectively, Wellington West Capital Markets Inc., Canaccord Capital Corporation, Raymond James Ltd., TD Securities Inc. and Paradigm Capital Inc.;

"**Alter LP**" means Alter Nrg Limited Partnership, a limited partnership established pursuant to the laws of the Province of Alberta;

"**Alter Nrg**" means Alter Nrg Ltd., a corporation incorporated under the ABCA;

"**Alter Nrg Shares**" means common shares of Alter Nrg;

"**API**" means degrees API, a measure of hydrocarbon density;

"**BDR**" means Bower Damberger Rolseth Engineering Ltd.;

"**bitumen**" means a highly viscous crude oil;

"**bituminous coal**" means a relatively hard coal, of better quality than lignite but of poorer quality than anthracite coal;

"**Board of Directors**" means the board of directors of the Corporation, as from time to time constituted;

"**Break Fee**" has the meaning ascribed thereto under "WPC Acquisition - Acquisition Terms";

"**C&D**" means Construction and Demolition waste matter;

"**Cash Portion**" has the meaning ascribed thereto under "WPC Acquisition - Acquisition Terms";

"**Closing Date**" means the date of the closing of the Offering, expected to be on or about April 17, 2007 and in any event not later than April 30, 2007;

"**CO_2**" means carbon dioxide;

"**Commercial Trust**" means Alter Nrg Commercial Trust, an unincorporated, open ended trust established under the laws of Alberta;

"**Common Shares**" means common shares of the Corporation;

"**Corporation**" means Alter Nrg Corp., a corporation incorporated under the ABCA;

"**CRA**" means the Canada Revenue Agency;

"**CTL**" means the conversion of coal to liquids;

"**CT Unit**" means a fully paid and non-assessable trust unit of the Commercial Trust;

"**Custodian**" means Wellington West Capital Markets Inc., in its capacity of custodian pursuant to the Agency Agreement;

"**Dighe**" means Dr. Shyam V. Dighe, P.E., the majority shareholder of WPC;

"**diluted basis**" means the number of Common Shares outstanding assuming the exercise of all outstanding options and other rights to acquire Common Shares;

"**DOE**" means the United States Department of Energy;

"**EOR**" means Enhanced Oil Recovery;

"**Escrowed Securities**" has the meaning ascribed thereto under "Escrowed Securities";

"**EUB**" means the Alberta Energy and Utilities Board;

"**Exempt Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans, each as defined in the Tax Act;

"**Existing Business**" means the business carried on, prior to the Reorganization, by the Trust and its subsidiaries and, subsequent to the Reorganization, by the Corporation and its subsidiaries, as outlined under "Alter Nrg Corp. — Description of the Business";

"**Fox Creek Property**" means Alter Nrg's coal holdings of the Fox Creek, Alberta property located in central Alberta and as described in the Norwest Report;

"**GAAP**" means generally accepted accounting principles in Canada;

"**greenhouse gas effect**" means the phenomenon whereby the earth's atmosphere traps solar radiation, caused by the presence in the atmosphere of gases such as CO_2, water vapour, and methane that allow incoming sunlight to pass through but absorb heat radiated back from the earth's surface;

"**H_2S**" means hydrogen sulfide;

"**IC&I**" means Industrial, Commercial and Institutional waste matter;

"**Kyoto Protocol**" means the result of negotiations between industrial nations in Kyoto, Japan, in December of 1997 which sets binding greenhouse gas emissions targets for countries that sign and ratify the agreement and covers gases such as CO_2, methane, nitrous oxide, hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride;

"**Long Lake Project**" means the OPTI Canada Inc. and Nexen Inc. joint venture SAGD and upgrading oilsands facility near Long Lake, Alberta;

"**LP Agreement**" means the limited partnership agreement between Alter Nrg as general partner and the Commercial Trust, providing for the creation of Alter LP, as the same may be amended from time to time;

"**LP Unit**" means a unit in Alter LP, which entitles the holder thereof to all the rights, benefits and obligations of a limited partner under the LP Agreement;

"**Management**" means, prior to the Reorganization, the management of Alter Nrg and, subsequent to the Reorganization, the management of the Corporation;

"**Maximum Offering**" means the maximum of 15,555,556 Common Shares offered pursuant to this prospectus;

"**Minimum Offering**" means the minimum of 13,333,336 Common Shares offered pursuant to this prospectus;

"**MSW**" means Municipal Solid Waste matter;

"**NEB**" means the National Energy Board;

"**Norwest**" means Norwest Corporation, independent energy, mining and environmental consultants;

"**Norwest Report**" means the technical report dated February 20, 2007 titled "Technical Report Alter Nrg Ltd. Lands Fox Creek Coal Property, Alberta" prepared by Norwest in accordance with the requirements of National Instrument 43-101, Standards of Disclosure for Mineral Projects;

"**NO_x**" means a mixture of nitrogen monoxide and nitrogen dioxide, a pollutant;

"**NYSE**" means the New York Stock Exchange;

"**October Pronouncement**" means the announcement made by the Minister of Finance (Canada) on October 31, 2006 of the Federal Government's intention to tax, *inter alia*, publicly traded trusts on distributions of income made to beneficiaries;

"**Offered Shares**" means the Common Shares offered pursuant to this prospectus;

"**Offering Price**" means the price per Common Share offered pursuant to this prospectus;

"**Option**" has the meaning ascribed thereto under "Executive Compensation — Unit Option Plan";

"**Option Plan**" has the meaning ascribed thereto under "Executive Compensation — Unit Option Plan";

"**Over Allotment Option**" means the option, exercisable, in whole or in part from time to time, up to 30 days following the Closing Date, granted by the Corporation to the Agents, to offer for sale an additional number of Common Shares as is equal to 15% of the Common Shares issued pursuant to the Offering on the terms as set forth herein solely to cover over allotments, if any, and for market stabilization purposes;

"**PCB**" means polychlorinate biphenyl;

"**Person**" means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**petcoke**" means petroleum coke, a carbonaceous solid derived from oil refinery coker units or other cracking processes;

"**Plan of Arrangement**" means the statutory plan of arrangement in respect of the Corporation as described "The Reorganization";

"**Post-Closing Escrow Agreement**" means the escrow agreement to be dated the WPC Closing Date among Dighe, the Corporation and U.S. Bank National Association, as escrow agent;

"**Purchase Price**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**Reactor**" has the meaning ascribed thereto under "WPC Acquisition — WPC Technology";

"**Recycle Ratio**" means cash flow per boe divided by the capital cost per boe;

"**Reorganization**" has the meaning ascribed thereto under "The Reorganization";

"**ROE**" means return on equity which is calculated by dividing net earnings, less interest on debt and debt repayments, by average equity and is a measure of the rate of investment return earned on equity;

"**SAGD**" means steam assisted gravity drainage, a production process for recovering bitumen from oilsands;

"**sequestration**" means a technique for the permanent storage of CO_2 or other active compounds so they will not be released to the atmosphere and contribute to the greenhouse gas effect;

"**Shareholder**" means a holder from time to time of Common Shares;

"**Share Portion**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**Share Purchase Agreement**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**Slag**" means a glass-like, non-hazardous product produced from gasification of feedstocks by the WPC Technology;

"**SO_x**" is a shorthand for any of the oxides of sulphur including sulphur monoxide, sulphur dioxide or sulphur trioxide;

"**Stock Option**" has the meaning ascribed thereto under "Executive Compensation — Stock Option Plan";

"**Stock Option Plan**" means the proposed stock option plan of the Corporation;

"**sub-bituminous coal**" means a coal whose properties range from those of lignite to those of bituminous coal and is used primarily as fuel for steam-electric power generation;

"**Superfund site**" means a site designated under the *Comprehensive Environmental Response, Compensation, and Liability Act* which was enacted by the United States Congress on December 11, 1980 to protect people from heavily contaminated toxic waste sites that have been abandoned;

"**syngas**" is the name given to a synthesis gas mixture containing amounts of carbon monoxide and hydrogen;

"**Tipping Fees**" means the revenue received at WTE facility gates from receipt of waste which is based on a combination of weight and type of waste;

"**Trust**" means Alter Nrg Income Fund, a trust established by the Trust Indenture pursuant to the laws of the Province of Alberta;

"**Trust Indenture**" means the indenture dated April 28, 2006 among the Trust Trustee, Alter Nrg and Cameron M. Proctor, as settlor, under which the Trust was created, as the same may be amended from time to time;

"**Trust Trustee**" means Valiant Trust Company or any other entity appointed as trustee of the Trust pursuant to the terms of the Trust Indenture;

"**Trust Units**" means fully paid and non-assessable trust units of the Trust as presently constituted;

"**TSX**" means the Toronto Stock Exchange;

"**TSXV**" means the TSX Venture Exchange;

"**United States**" and "**U.S.**" means the United States, its territories and possessions, any state of the United States and the District of Columbia;

"**Unitholder**" means a holder of record of one or more Trust Units;

"**US$**" means United States dollars;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**WEC**" means Westinghouse Electric Corporation;

"**WPC**" means Westinghouse Plasma Corporation, a private corporation organized under the laws of the Commonwealth of Pennsylvania;

"**WPC Acquisition**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Closing**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Closing Date**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Escrow Terms**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC License**" has the meaning ascribed thereto under "Development of the Business";

"**WPC Shareholders**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Shares**" has the meaning ascribed thereto under "WPC Acquisition — Acquisition Terms";

"**WPC Technology**" has the meaning ascribed thereto under "WPC Acquisition — WPC Technology";

"**WTE**" means waste to energy; and

"**WTI**" means West Texas Intermediate grade crude oil at a reference sales point in Cushing, Oklahoma, a common benchmark for crude oil.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. On April 4, 2007, the noon exchange rate of the Bank of Canada was $1.0000 = US$0.8633.

ABBREVIATIONS

In this prospectus, the abbreviations set forth below have the following meanings:

bbl/d	barrels of oil per day	mbbl	1,000 barrels
bbls	barrels of oil	mboe	1,000 barrels of oil equivalent
bcf	1,000,000,000 cubic feet of natural gas	mcf	1,000 cubic feet
boe	barrels of oil equivalent	mcf/d	1,000 cubic feet of natural gas per day
boe/d	barrels of oil equivalent per day	mmbtu	1,000,000 British thermal units
btu	British thermal units	mmcf	1,000,000 cubic feet
°C	degrees Celsius	mmcf/d	1,000,000 cubic feet per day
		Mt	1,000,000 tonnes
		mtpy	1,000,000 tonnes per year
		MW	1,000,000 watts
		MWth	1,000,000 watts thermal
		NGL	natural gas liquids
		OOIP	original oil in place
		US$	United States dollars
		$MM	1,000,000 dollars

Note: Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent an economic value at the wellhead.

Conversion of hectares to acres: 1 hectare = 2.471 acres.

DEFINITIONS RELATED TO THE NORWEST REPORT

The disclosure contained in the Norwest Report uses the definitions and applicable mineral resource categories prescribed by the Canadian Institute of Mining, Metallurgy and Petroleum, in the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended (the "**CIM Standards**"). The CIM Standards definitions of "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are set out for reference below:

An "**indicated mineral resource**" is a mineral resource that is part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence. An indicated mineral resource has a higher level of confidence than an inferred mineral resource but has a lower level of confidence than a measured mineral resource.

An "**inferred mineral resource**" is a mineral resource that is part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling, and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pit, workings and drill holes. Due to the uncertainty attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource or that it is economically or legally mineable. An inferred mineral resource has a lower level of confidence than that applied to an indicated mineral resource.

A "**measured mineral resource**" is a mineral resource that is part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established with a high level of confidence.

A "**mineral resource**" is the occurrence of a mineral in a form, amount and quality that it has a reasonable prospect for economic extraction but which has not been economically evaluated by a feasibility study or which does not meet current economic or technical criteria for mining. Mineral resources are upgraded to mineral reserves after a preliminary feasibility study shows that the mineral resource is anticipated to be economically mineable and there are no known legal impediments to mining the mineral.

See "Coal Rights".

DESCRIPTION OF GASIFICATION PROCESS

Gasification can convert any low value carbon-containing feedstock, including municipal waste, biomass (wood chips, agricultural waste), petcoke, refinery residue and coal, into high value energy products including hydrogen, synthesis gas ("**syngas**"), steam, electricity and transportation fuels. The gasification process, as compared to conventional energy production methods such as coal fired power plants, also reduces air emissions, including greenhouse gases, sulphur oxides and nitrous oxides. All gasification reactor designs have similar internal chemical reactions, however the process efficiencies can be varied by using different combinations of pressure and temperature. See "Industry Overview — The Gasification Process".

Additionally, gasification is a commercially proven and well established process. For instance, South Africa has been commercially applying gasification to create gasoline and diesel fuel for over 30 years. Approximately 30% of South Africa's current transportation fuel needs are derived from coal gasification (Source: World Coal Institute, "Coal: Liquid Fuels", October 2006). Until recently, gasification has been more expensive than conventional production, but the increasing spread between the cost of gasification feedstocks like coal and the price of gasification products like biodegradable sulphur-free diesel have made gasification more economical in the production of liquid fuels. See "Industry Overview — The Gasification Process."

Management believes that due to gasification's: (i) matrix of potential inputs and outputs; (ii) potential environmental benefits versus other energy production methods; and (iii) proven and established process, the Corporation will be provided with a wide range of business opportunities and the flexibility to maximize value in an environment of volatile commodity prices.

ALTER NRG CORP.

The Corporation was incorporated under the ABCA on February 20, 2007. The head and registered offices of the Corporation are located at Suite 420, 1414 – 8th Street S.W., Calgary, Alberta, Canada T2R 1J6.

The Corporation is a development-stage entity pursuing energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Corporation's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy.

The Corporation's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur free diesel, ethanol, steam or electricity, all of which are fundamental products for the world's growing energy needs.

The Corporation, which has the ability to economically capture carbon dioxide ("**CO_2**") while producing energy through use of the WPC Technology, will endeavour to help industries meet their energy needs while reducing emissions of greenhouse gases and complying with any upcoming government mandated greenhouse gas emission limitations.

Alter Nrg, the Corporation's predecessor to the Existing Business, was incorporated in November 2005 and commenced operations in March 2006 and has since secured an established gasification technology, namely the WPC Technology (see "Development of the Business" and "WPC Acquisition"), secured a suitable coal resource for gasification, assembled a strong and experienced management team (comprised of an experienced group of engineering and project management professionals who have worked together for up to 20 years), and developed a focused and tangible business plan. The Corporation believes that assembling these key components uniquely positions it as a fully integrated gasification company that is well positioned to execute its plans in the dynamic and growing gasification market.

DEVELOPMENT OF THE BUSINESS

Since inception in March 2006, Alter Nrg has taken the following steps towards its objective of becoming a leading North American fully integrated gasification corporation:

- On June 5, 2006, Alter Nrg entered into a license agreement with WPC (the "**WPC License**") with respect to the WPC Technology. The fundamental terms of the WPC License are as follows:
  - The exclusive right to use the WPC Technology in Canada for coal, petcoke and refinery residue for an initial term of five years up to June 5, 2011.
  - The exclusive right to use the WPC Technology for all other feedstocks, including municipal waste and biomass in Western Canada, and a right of first refusal to participate in projects in Eastern Canada using these feedstocks.
  - Payments made or to be made by Alter Nrg to WPC under the WPC License include:
    - A $250,000 initial payment upon entering into the WPC Licence on June 5, 2006.
    - The contracting of US$400,000 worth of engineering services from WPC to establish the commercial economics of the WPC Technology, such services to be ordered by Alter Nrg within 6 months of the contract date. Such services have been contracted and will be paid for when rendered.
    - $750,000, payable as to $450,000 in cash and $300,000 in Trust Units, upon the satisfactory completion of the initial engineering services.
    - $600,000 on June 5, 2009 to maintain the exclusivity rights for the remainder of the five year term. This $600,000 is not payable if an order for a Plasma Torch System having a value of at least US$5 million is placed prior to June 5, 2009 and is refundable if such an order is placed after June 5, 2009 but before the end of the initial five year term.
    - $400,000, payable as to $200,000 in cash and $200,000 in Trust Units, at the earlier of the startup of an initial project utilizing the WPC Technology and 48 months.
    - US$600,000 per year for each year after the initial five year term unless Alter Nrg places US$5 million of plasma torch system orders by Alter Nrg or a customer of Alter Nrg to extend the exclusivity feature one year for each US$5 million payment.
- In August 2006, Alter Nrg procured eight Crown coal leases, comprising 27,456 hectares in total, in three geographic areas within Alberta suitable for surface coal mining of sub-bituminous coal. The key area is the Fox Creek Property, which has approximately 770 million tonnes of coal in place (as evaluated in the Norwest Report). See "Coal Rights".
- On December 2, 2006, Alter Nrg entered into the Share Purchase Agreement to acquire all of the WPC Shares. See "WPC Acquisition".
- Assembling a strong technical team of professionals who have a history of innovation and effective project execution. See "The Corporation's Execution and Technical Strengths".
- From March 2006 to January 2007, the Trust raised $13.5 million through issuances of Trust Units, with $9.0 million cash remaining at December 31, 2006. See "Prior Sales of Securities".

COAL RIGHTS

In 2001, Mr. Michael E. Heier engaged LAS Associates Ltd. and Retread Resources Ltd., both organizations with Western Canadian coal expertise, to identify surface mineable coal resource acquisition opportunities in Alberta and Saskatchewan. A list of 39 favourable Alberta deposits and several Saskatchewan deposits were identified from which Mr. Heier and consultants from the foregoing organizations generated a list of what they considered to be the most promising prospects. These prospects were ranked based on criteria that Mr. Heier and the consultants believed would be suitable for gasification.

Coal Lease Purchase Summary

On August 3, 2006, Alter Nrg successfully procured eight coal leases through a public sale held by the Mineral Development Division of the Alberta Department of Energy. The aggregate purchase price was $964,096, which included the bonus, first year lease rent and the posting fee. The annual rental fee for all eight leases will be $96,096, for a 15-year term. The eight leases, located in three separate areas, are further described below.



ALBERTA
Fox Creek
Hinton Area
Wetaskwin Area
Edmonton

Fox Creek Property

Norwest Report

Alter Nrg retained Norwest to prepare the Norwest Report in respect of its Fox Creek Property. Norwest is an independent firm of energy, mining and environmental consultants that has been working in the field of mineral resource and mineral reserve estimation since 1979. Norwest is an international firm, with its Canadian head office located in Calgary. Geoff Jordan, P.Geol., and Craig Acott, P.Eng., each a "qualified person" in accordance with the requirements of National Instrument 43-101, were responsible for the Norwest Report.

The Norwest Report has been filed by the Corporation with the securities regulatory authorities in each of the provinces of Canada, except Quebec, and is available on www.sedar.com. **The following information is a summary only of certain of the information contained in the Norwest Report. Reference should be made to the complete text of the Norwest Report for a further discussion of the key assumptions, parameters and methods used to estimate the mineral resources and mineral reserves described below, as well as the methods used to verify the data disclosed.**

Property Description and Location

The Fox Creek Property is centred approximately on Township 65, Range 18 W5, which is about 27 kilometres northeast of the town of Fox Creek, in the plains region of central Alberta. The Fox Creek Property is located on Highway #43, midway between Edmonton and Grande Prairie.

The coal license tenures for the Fox Creek Property are held by Alter Nrg under six Alberta Government Mineral Agreements as shown in the table below. The Fox Creek Property covers an area under tenure of 21,760 hectares. The resource area is situated over approximately 15,000 hectares within the coal tenures. The Fox Creek Property is encumbered by Crown coal royalties that are payable on coal production. Under the current regulations, the royalty rate for Crown owned sub-bituminous coal is $0.55 per tonne.

Coal License Tenures and Applications

Agreement Number	Term Date	Area (ha)	Meridian/ Range/ Township	Sections
013 1306080743	2006-08-04	5,888	5-17-064	22,23,24W,25-28,31-36
			5-17-065	1-6,8S,9-12
013 1306080744	2006-08-04	3,328	5-18-064	4-6,8-10,15-18,20,21S,22S
			5-19-064	1
013 1306080745	2006-08-04	3,584	5-17-065	19-23,27-33
			5-18-065	25,36
013 1306080746	2006-08-04	4,096	5-18-065	9-11,14-16,19-22,28-33
013 1306080747	2006-08-04	2,816	5-18-066	5,6
			5-19-065	23-26,36
			5-19-066	1,2,11,12
013 1306080748	2006-08-04	2,048	5-17-066	3-7
			5-18-066	1,2,12

There are no areas of previous underground or surface mining within the Fox Creek Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fox Creek Property is accessible via Highway #43 and a network of secondary oil and gas roads that extend from Highway #43. The closest major centre is the town of Fox Creek (13 kilometres to the southwest), and the closest settlements are Two Creeks (28.5 kilometres to the south), Goose Mountain Provincial Park (33 kilometres to the northeast) and Meekwap Lake (located in the centre area). Major power and natural gas pipelines are in close proximity to the Fox Creek Property.

The Fox Creek Property is bordered on the east by Swan Hills and on the southwest by outliers of the Rocky Mountain Foothills. Two main rivers, the Simonette and Little Smoky, establish the principal northward drainage pattern in the area. Topography is typified by flat to gently rolling terrain, generally from 670 metres to 730 metres above sea level, underlain by bedrock with thin till cover or by extensive postglacial lacustrine sediments. This low plain is disrupted by irregular sub-parallel distinctive sandstone ridges, particularly to the northwest. Extensive areas of interrupted drainage are typified by black spruce bogs and muskeg. To a certain extent, the physiography is a reflection of underlying bedrock geology with higher ridges characteristic of hard siltstones and sandstones while lower areas are underlain by softer lithologies including coal.

History

The Research Council of Alberta conducted the first modern coal exploration in the Fox Creek area in 1968 and 1969. The Research Council drilled over 60 rotary drill holes and produced reports of this exploration. The leases were subsequently acquired by Shell Canada Limited ("**Shell**") and Esso Resources Canada Limited ("**Esso**").

Shell conducted drilling exploration from 1972 to 1974 on the leases that they acquired and began mine design work subsequent to this. Exploration activities, however, were suspended by Shell in 1976. In 1977, Alberta Power Limited reviewed and studied the Shell exploration data with a view to acquiring some of the areas and developing a power generation station; however, this project did not proceed. Shell reactivated its project in 1991, but has not undertaken new drilling since that time.

The Fox Creek leases that were acquired by Esso were drilled and sampled in 1974 and further work was conducted in 1978 and 1979. Esso prepared a preliminary feasibility study in 1981 for the development of a dragline surface mine but no further work has occurred since that time.

Alter Nrg acquired the coal leases related to the Fox Creek Property through a public sale held by the Mineral Development Division of the Alberta Department of Energy for $795,000.

Geological Setting

The Fox Creek Property is located in the central plain area of Alberta. Regionally, the strata in this area lie on the eastern limb of the Alberta Syncline. Beds generally strike northwest — southeast and dip very gently in a west-southwest direction. The coal seams are contained in the Lower and Upper Ardley coal zones. The Ardley zone consists of 11 correlatable coal units within a stratigraphic thickness of approximately 15 metres. Bentonitic layers are common within this zone. Correlation of coal beds within the lease areas is not difficult, but seam thickness variations and pinch-outs are common. Channelling, or complete replacement of coal beds by sandstone units is a less common feature.

Exploration

To date, neither Alter Nrg, nor any third party on behalf of Alter Nrg, has conducted any exploration of the Fox Creek Property.

Mineralization

The sub-bituminous coal at the Fox Creek Property is part of the Scollard Formation. The coal seams are relatively consistent in nature, but thickness variations from place to place do occur. There are 11 seams intercalated with bentonite layers and shale and the aggregate thickness of a typical section is 9.26 metres.

Drilling

Previous drilling carried out between 1967 and the present has resulted in over 400 coal exploration drill holes being drilled throughout the entire Fox Creek Property. Alter Nrg has not conducted any drilling.

Sampling, Analysis and Security

Typical procedures for sampling coal seams at the Fox Creek Property involved coring or the use of rotary drilling. Cores were examined following retrieval and all field subsamples were then sealed before being forwarded to an independent laboratory for testing and analysis. Composite samples were blended at the laboratory for further analysis.

Samples were collected from drill core and cuttings and submitted for analysis using methods that are standard for the coal industry. The cores were measured and described to document various attributes including lithology, colour, hardness and grain size. Each core was subject to a down-hole geophysical logging program used to identify rock types. Geologists measured thickness and described the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis. Recovered core was measured to determine an overall recovery by comparing the recovered core length with the coring run length recorded by the driller. Recovered core was measured and compared to the coal interval thickness determined from the geophysical log suite. Collected samples were cleaned of any mud contamination and placed in individual plastic bags. The bags were labelled on the outside with both the core hole and sample number and sealed with plastic tape to prevent excessive moisture loss. The sample bags were placed together in a collection bag for the core hole before being placed in palletized containers and shipped to an independent lab for analysis.

Fox Creek Property Mineral Resources

The resource information on the Fox Creek Property is as reported in the Norwest Report.

In preparing the Norwest Report, Norwest confirmed the documented geology and coal development and verified the coal resources by conducting data reviews, geologic modeling, resource calculations and a site visit. Norwest employed MineSight software to construct a gridded seam model of the Fox Creek Property in order to estimate volumes of in-place coal resources. The geological model that has been prepared for the Norwest Report includes a total of 201 holes. Key horizons or "surfaces" were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of the coal seam modeled. In addition, Norwest reviewed initial geological interpretations and their relationship to the raw data were confirmed through use of the EUB coal database.

In the Fox Creek Property area, the near-surface coals are ranked sub-bituminous C. Coal core samples were subjected to a number of analyses to determine the level of moisture, ash, volatile matter and fixed carbon in the coal, to determine the percent of sulphur in the coal, and to determine the amount of energy in kilojoules per kilogram of coal.

The following table sets forth Alter Nrg's in-place mineable coal resources as at February 20, 2007:

Fox Creek Coal Project
Coal Resource Summary
as at February 20, 2007

ASTM Group	In-Place Surface Mineable Coal Resources down to 13:1 strip ratio (tonnes)		
	Measured	Indicated	Inferred
Sub-bituminous C	400,042,000	370,256,000	111,768,000
Total	**770,298,000**		**111,768,000**
	In-Place Surface Mineable Coal Resources 13:1 down to 20:1 strip ratio (tonnes)		
	Measured	Indicated	Inferred
Sub-bituminous C	11,047,000	25,048,000	17,820,000
Total	**36,095,000**		**17,820,000**

Notes:

(1) Coal mineral resources are reported in thousands of metric tonnes in ground before mining and without the application of recovery factors. However, minimum mineable seam thickness and maximum removable parting thickness were considered. Coal mineral reserves are not included in coal mineral resources. Coal mineral resources do not have demonstrated economic viability.

(2) Coal mineral resources are classified as to the assurance of their existence into one of three categories: measured, indicated and inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. See "Definitions Related to the Norwest Report".

The following table sets forth the quality of the Alter Nrg's coal resources by seam:

Summary In-Place Coal Quality

Seam No.	Air Dried Analyses: Moisture (%)	Ash (%)	Heating Value (Mj/Kg)
1	12.00	22.20	19.55
2 Upper	8.40	26.70	18.99
2 Lower	11.10	28.40	18.16
3	10.40	43.50	13.53
4	11.45	26.43	18.13
5	11.40	41.20	13.76
6	8.90	46.20	12.50
7	10.04	38.53	14.90
8	10.60	26.50	18.86
9	10.02	40.74	14.15
10			
11	12.95	23.87	18.96
Average	**10.48**	**32.84**	**16.59**

Notes:

(1) Coal mineral resources are reported in thousands of metric tonnes in ground before mining and without the application of recovery factors. However, minimum mineable seam thickness and maximum removable parting thickness were considered. Coal mineral reserves are not included in coal mineral resources. Coal mineral resources do not have demonstrated economic viability.

(2) Coal mineral resources are classified as to the assurance of their existence into one of three categories: measured, indicated and inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. See "Definitions Related to the Norwest Report".

Exploration and Development

At this time, Alter Nrg is not conducting exploration or development activities on the Fox Creek Property, nor does it currently have plans to commence such exploration or development. In the future, Management anticipates that coal from the Fox Creek Property will be used as feedstock for its gasification projects.

Hinton and Wetaskiwin

Alter Nrg also acquired two coal leases in the Hinton and Wetaskiwin areas of Alberta. The Hinton properties have a history of exploration dating back to the 1970's and bore holes indicate that it is a high grade sub-bituminous coal. The Corporation is advancing third party resource technical assessment work. Currently, Management believes these coal leases are longer term business prospects and not currently material to its business plan.

Conversion of Coal to Liquid Fuels

Based on third party data, Management believes that one tonne of coal will equate to approximately 1.6 boe of liquid fuels, such as gasoline or diesel, through gasification. The Fox Creek Property, with its approximately 770 million tonnes of coal (as evaluated in the Norwest Report), is expected to be used by the Corporation as feedstock for its CTL projects. See "Project Opportunities and Market Descriptions — Coal to Liquids Market — The Corporation's CTL Strategy".

WPC ACQUISITION

Acquisition Terms

On December 2, 2006, Alter Nrg entered into a share purchase agreement, as amended on February 20, 2007 (the "**Share Purchase Agreement**"), with Dighe and a minority shareholder (collectively, the "**WPC Shareholders**") pursuant to which Alter Nrg agreed to acquire all of the issued and outstanding shares (the "**WPC Shares**") of WPC (the "**WPC Acquisition**"). WPC is a private corporation organized under the laws of the Commonwealth of Pennsylvania. On April 4, 2007, the Share Purchase Agreement was further amended to assign Alter Nrg's rights and obligations to the Corporation.

The purchase price (the "**Purchase Price**") to be paid to the WPC Shareholders pursuant to the Share Purchase Agreement is an aggregate of US$29,000,000, of which US$22,000,000 is payable in cash (the "**Cash Portion**") with the balance payable through the issuance of that number of Common Shares (at the Offering Price) equal to US$7,000,000 (the "**Share Portion**"). The entirety of the Share Portion is payable to Dighe. At the closing of the transaction contemplated by the Share Purchase Agreement (the "**WPC Closing**"), the Cash Portion and the Share Portion will be payable to the WPC Shareholders, with the exception of US$4,100,000 of the Cash Portion and US$1,000,000 of the Share Portion payable to Dighe, which will be held in escrow pursuant to the Post-Closing Escrow Agreement and released to Dighe in increments over the balance of 2007. Within 90 days of the date of the WPC Closing (the "**WPC Closing Date**"), the Purchase Price will be adjusted on a dollar for dollar basis by: (i) being decreased by any amount by which WPC's working capital balance (calculated pursuant to the Share Purchase Agreement) as at the WPC Closing Date is less than US$150,000; or (ii) being increased by any amount by which WPC's working capital balance (calculated pursuant to the Share Purchase Agreement) as at the WPC Closing Date is greater than US$150,000, to a maximum increase of US$325,000. In the circumstances contemplated by (i) above, the WPC Shareholders will make payment to the Corporation of any difference owing, and in the circumstances contemplated by (ii) above, the Corporation will make payment to the WPC Shareholders of any difference owing.

Notwithstanding the existence of the Post-Closing Escrow Agreement, Dighe has agreed that the Common Shares comprising the Share Portion will be subject to contractual escrow on terms substantially similar to those imposed on the Corporation's directors and officers pursuant to the Offering (the "**WPC Escrow Terms**") if such terms are more onerous than those contained in the Post-Closing Escrow Agreement. It is a condition of the Share Purchase Agreement that on the WPC Closing Date, Dighe will enter into an agreement substantially similar to the Escrow Agreements entered into by the Principals (See "Escrowed Securities") in respect of the Share Portion. In addition, if, subsequent to the expiration of any hold periods applicable to the Common Shares (as may be imposed by applicable law, the rules of the TSXV or the Escrow Terms) and prior to the date which is 18 months from the WPC Closing Date, Dighe wishes to sell or otherwise dispose of any Common Shares, he will allow the Corporation (if the Corporation so desires) ten days to facilitate such sale or disposition at an equivalent price per Common Share (and without any greater commission, fee or other charge) through other means.

If the Corporation terminates the Share Purchase Agreement or if the WPC Closing Date does not occur by April 30, 2007, for any reason except for a default under the Share Purchase Agreement by the WPC Shareholders, the Corporation has

agreed to pay to the WPC Shareholders a break fee equal to US$3,300 per day (the "**Break Fee**") for each day which has elapsed from December 2, 2006 to the earlier of the day the Corporation provides notice to the WPC Shareholders of the termination of the Share Purchase Agreement or April 30, 2007.

The Share Purchase Agreement contains representations and warranties of the parties which are typical for transactions of this type, and which survive for 18 months from the WPC Closing Date. The Share Purchase Agreement also contains covenants typical for transactions of this type, which require the WPC Shareholders to cause WPC to carry on its business in the normal and ordinary course, consistent with past practice, until the WPC Closing Date. The Share Purchase Agreement also contains indemnification provisions, including mutual indemnities by both the Corporation and the WPC Shareholders (on a several basis) for such matters as material misrepresentations or breaches of warranties or the failure to perform or observe, in any material respect, any of the covenants or agreements thereunder. Depending upon the nature of the claim, the liability of the WPC Shareholders is either restricted to 100% of the Purchase Price paid, or, alternatively, 10% of the Purchase Price paid. In certain circumstances, no claim for indemnity under the Share Purchase Agreement may be made by the Corporation until the aggregate of such claims exceeds US$1,250,000.

A portion of the net proceeds from this Offering will be applied to the Cash Portion of the Purchase Price. Closing of this Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price in respect thereof. In the event that either this Offering or the Reorganization is not completed, the WPC Acquisition will not be completed. See "The Reorganization" and "Use of Proceeds". Closing of the WPC Acquisition is also subject to satisfaction of conditions which are typical for a share purchase of this nature, including: (i) Alter Nrg's satisfaction, in its sole and unrestricted discretion, with its due diligence investigations of WPC, WPC's business and WPC's assets; (ii) the transfer by the WPC Shareholders at the WPC Closing of the WPC Shares to the Corporation free and clear of any security interests or other encumbrances, other than certain permitted encumbrances; and (iii) receipt of all necessary approvals and third party consents.

It is a further condition of the WPC Acquisition that each of the WPC Shareholders enter into non-competition agreements with the Corporation and WPC whereby each will agree not to compete in the high temperature plasma business for three years subsequent to the WPC Closing Date in Canada and the continental United States of America. In addition, Dighe will enter into an employment agreement with WPC pursuant to which he will serve as the President of WPC.

WPC Technology

WPC continues the high temperature plasma gasification business (the "**WPC Technology**") of the former Westinghouse Electric Corporation ("**WEC**"). Dighe, one of the principal scientists behind WEC's plasma development program, acquired the plasma business from WEC in 1999 and created WPC.

Plasma is a scientific term referring to the fourth state of matter, which is a very high temperature ionized gas, such as exists at the surface of the sun. WEC's plasma technology has been under development for the last 50 years. WEC's original objective was to provide an enabling tool for engineers and scientists who needed to use very high temperatures for new process applications. Over the 50 year development period, WEC and WPC have collectively invested into the research and development of WPC's industrial quality plasma torches and gasifier designs.

One of the process applications developed at WPC's Pittsburgh, Pennsylvania facility, known as the Plasma Center, is the Westinghouse Plasma Gasification Reactor (the "**Reactor**"). The Reactor enables a wide variety of 'opportunity fuels' such as petcoke, refinery residue, coal, coal fines, biomass (such as wood waste and agricultural waste), municipal solid waste, industrial sludge and auto shredder residues to be converted into an economically competitive fuel gas or syngas, with minimal undesirable by-products and emissions. This is currently done in an ambient pressure, gravity fed vessel using regular air as the process gas, resulting in 100% gasification of organic material into syngas with no tars produced. The Reactor accomplishes this by generating very high temperatures at the bottom of the Reactor to dramatically increase the kinetic rates of the various chemical reactions occurring in that zone, while also melting the inorganic constituents (ash) of the feed into a glass slag. The syngas produced can be used for a variety of different chemical and industrial uses. See "Industry Overview — The Gasification Process"

Comparison of the WPC Technology and Conventional Gasification

The Corporation believes that the WPC Technology has the following advantages over conventional gasification technologies.

- **Environmentally Benign.** The WPC Technology has the capability of operating at much higher temperatures than any conventional gasifier, producing a glass-like non-leachable slag from any feedstock. Current analysis

conducted by WPC indicates that the slag is environmentally benign and could be used directly in the construction of buildings and roads. Many other gasification technologies produce a leachable ash that must be landfilled or treated before it can be used.

- **Wide Range of Feedstocks.** The feedstock for all conventional gasifiers must undergo a preparation process to make it suitable for gasification. In some cases, the feedstock for conventional gasifiers must meet very tight tolerances for size, heating value and moisture content. The WPC Technology can accommodate very heterogeneous feedstocks.
- **Variable Heating Value.** The WPC Technology can handle feedstocks with a very wide range of heating value; everything from waste to bitumen. The gasifiers marketed by most of the large gasifier companies do not accept waste or biomass as a feedstock. Because of the intense temperatures generated by a plasma gasifier utilizing the WPC Technology, it can also safely handle hazardous waste.
- **Metal Recovery.** Because the WPC Technology produces a slag and not ash, it is significantly easier and less costly to recover valuable metals.
- **High Reliability.** The WPC Technology is based on the foundry cupola, a well known and simple design used for centuries in the mining and ore industry. Management believes the simple design of the Reactor results in higher plant availability and produces a high quality syngas.

Development of the WPC Technology for Various Feedstocks and End-Products

WEC went through a number of strategic reorganizations in the 1980's and 1990's. During that period, the focus of the WPC Technology development was on remediation of environmental waste, in particular a Superfund site with polychlorinate biphenyl ("**PCB**") contamination for which WEC was a principal responsible party. It was that focus that led to the WPC Technology being advanced and used commercially to gasify municipal solid waste. Hitachi Metals Ltd. chose the WPC Technology for one demonstration plant and two commercial WTE facilities in Japan. The Hitachi Metals Ltd. Utashinai facility, which has been in operation since 2003, was designed to process approximately 280 tonnes per day of MSW or a combination of MSW and auto shredder residue at a rate of approximately 190 tonnes per day.

It has only been within the last few years that WPC has directed its attention to coal, petcoke and biomass as potential feedstocks. During that period, several companies, including the Corporation, have been working with WPC to run pilot tests on the feedstocks such as the various ranks of coal, petcoke and heavy oil.

Acquisition Rationale

The Corporation believes that the WPC Acquisition will provide the Corporation with the following benefits:

- **Positive Funds Flow with Upside Potential.** WPC has had positive funds flow before management bonuses for the past several years. WPC is a research and development focused organization which has not allocated significant resources towards business development. Management believes that with increased business development efforts, WPC's funds flow can be increased. In addition, WPC has existing customers that are expected to provide future revenue streams.
- **Commercially Proven Technology.** The key component of the WPC Technology, being the plasma gun, has been applied commercially for over 15 years and has benefited from years of WEC research and development. It is commercially proven in gasification with several operational gasification facilities that have proven to be robust and reliable.
- **Direction over the Technology.** Ownership of WPC, and therefore, the WPC Technology, means the Corporation can direct WPC's research, development and strategy to benefit the Corporation's projects going forward.
- **Access to Global Markets.** WPC has recently made sales of the WPC Technology to a company in India and has sales opportunities in the U.S. and other countries. This provides the Corporation an opportunity to participate and develop projects worldwide.
- **Access to Research and Development.** WPC has completed approximately 100 pilot tests, has 24 active patents worldwide and has a wealth of expertise in plasma systems and plasma gasification. The Corporation believes that this research and development experience will allow the Corporation's technical personnel to explore additional business opportunities.
- **Multiple Product Applications.** Plasma systems have been and can be applied to commercial applications other than gasification which Management believes provides the potential to increase sales volumes by WPC.

- **Broader Gasification Solutions.** The combination of the plasma gasification experience at WPC with the engineering, construction. and balance of plant expertise of the Corporation is expected to allow the joint entity to provide a more complete gasification system for the customer.
- **Infrastructure.** The Plasma Center is an approximately 30,000 square foot pilot and office facility outside Pittsburgh, Pennsylvania where WPC has performed approximately 100 pilot tests on varying feedstocks.

Management intends that, initially, WPC will be run as a wholly owned subsidiary of the Corporation and will continue to be located in Pennsylvania. Management will work to provide business development and marketing expertise to improve the sales and related funds flow of WPC. Management believes that the WPC Acquisition is a significant opportunity to acquire the established WPC Technology and thereby increase the overall value of the Corporation.

Additional Opportunities for the WPC Technology

Management expects the WPC Technology can be applied commercially outside of the areas that have traditionally benefited from the WPC Technology. In addition to being used to gasify waste, the WPC Technology is currently being used for metal recovery in the following two applications.

- Alcan International Limited has used WPC plasma torches at their Guillaume-Tremblay plant, located in Jonquiere, Quebec since 1990 for the efficient processing of dross (dross is a mass of solid impurities floating on a molten metal bath). (Source: Serge Lavoie and Jacques Lachance,"Five Years of Industrial Experience with the Plasma Dross Treatment Process", 1995)
- General Motors Corporation, at their powertrain plant in Defiance, Ohio, has been operating a plasma cupola since June 1989 for the production of gray iron used in making engine blocks and other automotive castings. (Source: Jim Gary, *et al.*, "Plasma Cupola Operations at General Motors Foundry", May 10, 1998).

Other potential business opportunities for the WPC Technology in areas other than gasification and metal recovery applications include:

- The destruction of hazardous organics and high-level radioactive waste. WPC conducted successful test programs in these areas through out the early 1990's. (Source: www.westinghouse-plasma.com, December 2002)
- Specialty coatings, such as the deposition of diamond films. WPC conducted extensive testing, from 1995 to 2005,with Siemens Corp. for the development of specialty protective coatings on gas turbine blades.
- Catalyst recovery. WPC has conducted testing and is contractually engaged with a U.S. company that is evaluating the use of the WPC Technology to assist in the efficient recovery of spent catalyst from industrial processes.
- Upgrading of oilsands bitumen. WPC and Alter Nrg conducted an initial pilot test in October 2006, whereby heavy oil with similar characteristics to oilsands bitumen was introduced into the Reactor under conditions which would promote upgrading. Although the WPC Plasma Center was not designed for this process, there were sufficient volumes of heavy oil upgraded to a higher quality oil product that the Corporation and WPC intend to continue to pursue further pilot work. The WPC Technology, integrated with a SAGD project, has the potential to provide the necessary heat for steam generation and to produce an upgraded product. Management believes there is potential to provide a step change for lower capital and operating costs and to support commercial scale field upgrading.

Management intends to increase marketing and sales efforts at WPC for numerous potential industrial applications of the WPC Technology. Management expects that this will diversify WPC's revenue stream and lead to advances in the WPC Technology to create further opportunities.

LICENSE AGREEMENT

On April 3, 2007, the Corporation entered into a technology license agreement (the "**License Agreement**") with NRG Energy, Inc. ("**NRG**"), a Delaware corporation that (as of December 31, 2006) owns and operates approximately 24,175 MW of power generation assets, most of which are located in the United States. Based upon publicly available information. NRG's operating revenues for the 2006 fiscal year were US$5,623 million with total assets of US$19,435 million.

The License Agreement provides that, conditional upon consummation of the WPC Acquisition, the Corporation (or an affiliate thereof) will grant NRG an exclusive license (subject to certain exceptions set forth in the License Agreement) to

use the WPC Technology in the United States in connection with certain projects, primarily to produce steam and/or electric power using certain feedstocks as specified in the License Agreement.

In consideration of the license grants, NRG agrees to purchase from the Corporation (or an affiliate thereof) all of the plasma technology materials for each project that incorporates the WPC Technology, including, without limitation, plasma torches and plasma gasification and vitrification reactors. The first NRG project that will incorporate the WPC Technology is expected to be the retrofitting of NRG's Somerset facility located in Massachusetts. NRG has identified a target market of coal fired power plants in the United States that could benefit from retrofits similar to what is contemplated for the Somerset facility.

In addition, pursuant to the License Agreement, the Corporation has the option to make an equity investment (from, at the Corporation's discretion, 10% to 25%) in NRG's Somerset retrofit project and any future identified projects that incorporate the WPC Technology.

DESCRIPTION OF THE BUSINESS

Corporate Strategy

Vision

To become a senior energy producer by leading the development of innovative gasification projects for commercial energy production.

Mission

- To participate in strategic or financially accretive projects or make acquisitions in the emerging alternative energy market.
- To be a leader in innovative gasification-related technologies applied to produce profitable and clean alternative energy solutions.
- To invest in the skills of the Corporation's people who will provide the creativity, determination and passion to generate growth in Shareholder value.
- To conduct its activities with transparency and fairness and to work together to form positive relationships in the communities in which the Corporation operates and with all of its stakeholders.

Target Markets

The Corporation initially intends to focus its efforts on the following three target markets:

1. WTE: Gasification of waste products to produce syngas or electricity.
2. Oilsands: Gasification of petcoke or refinery residue for the production of syngas to be used in SAGD projects and hydrogen for use in bitumen upgrading.
3. CTL: Gasification of coal to create hydrogen, syngas, naphtha and sulphur-free diesel.

Corporate Objectives and Milestones

Overview

To meet its long term objective of becoming a senior energy producer, the Corporation is using a staged strategy in each of its three target markets, as discussed below.

Management believes the target markets provide the opportunity to grow rapidly and in staged increments. The initial WTE project is expected to cost approximately $105 million for 1,100 boe/d of production which is an achievable size of project to provide initial funds flow and strengthen the Corporation's balance sheet. The WPC Technology is commercially proven in WTE projects, and the Corporation is advancing business relationships with both government and private waste companies in an effort to have a commercial scale WTE facility operational within a three year timeframe. The Corporation will then look to replicate WTE on a larger scale throughout North America in markets that offer the economic potential outlined under "Project Opportunities and Market Descriptions — Waste to Energy Market". Management believes that it has significant opportunities in the Ontario WTE market alone to provide accretive growth in its energy production base and funds flow.

The oilsands are expected to be a crucial part of Alberta's future growth. The oilsands require an enormous amount of energy in order to extract the bitumen and turn it into saleable energy products. Gasification is an attractive method to

provide energy for the extraction process using a by-product of upgrading (petcoke) as the feedstock to produce steam or hydrogen while offering attractive project returns. Management believes that the WPC Technology, combined with a modular construction approach, can provide a flexible and scalable energy solution for oilsands producers. The Corporation's short term objective is to optimize and showcase the WPC Technology, for application in an oilsands process, in a joint demonstration facility (for both oilsands and CTL) to be constructed over the next 18 months at a cost of $10 million to $20 million. Management is currently discussing its oilsands gasification solution with several companies and intends to aggressively pursue undertaking gasification facilities projects in the oilsands which would each produce approximately 4,000 boe/d or greater once the demonstration facility is completed.

The Corporation has acquired the Fox Creek Property which provides ownership of feedstock resources which can be used to develop a CTL project to produce gasoline or diesel. See "Coal Rights — Fox Creek Property". As described under the heading "Industry Overview", CTL facilities have been producing significant quantities of liquid fuels worldwide, and numerous projects are being developed worldwide in this growth industry. The Corporation believes that CTL presents an opportunity offering attractive returns on projects and long-lived production. Management expects to use a modular construction approach to allow it to construct smaller 5,000 bbl/d to 10,000 bbl/d facilities at attractive project returns and to thereafter develop larger scale projects. The Corporation's short term objective is to optimize and showcase the WPC Technology, for application in CTL, in a joint demonstration facility as referenced in the preceding paragraph. Thereafter, Management will attempt to develop joint venture relationships to contract coal or develop its coal resource for larger, commercial scale facilities.

The Corporation intends to fund these projects through a combination of equity and debt financing, WPC operating funds flow and through potential joint ventures. There can be no assurance, however, that such funding opportunities will be available to the Corporation when required. See "Risk Factors".

Short Term

The following is a summary of the Corporation's short term objectives:

- Increasing WPC's existing revenue streams subsequent to the completion of the WPC Acquisition, through increased worldwide licensing and sales from the application of disciplined business development and marketing sales practices. See "WPC Acquisition".
- Utilizing the WPC Technology to pursue WTE opportunities in Ontario by developing a commercial scale WTE facility. See "Project Opportunities and Market Descriptions — Waste to Energy Market".
- Advancing a small scale field demonstration facility with the WPC Technology utilizing coal and petcoke feedstocks. Such a facility is expected to begin construction in 2008 at a cost of $10 million to $20 million. Preliminary engineering indicates the WPC Technology has the potential to efficiently gasify feedstocks, including coal and petcoke, at lower capital and operating costs than conventional gasification technologies; however, a demonstration facility will be required to substantiate this advantage.
- Advancing commercial scale Western Canadian gasification opportunities using coal and petcoke as feedstocks. The Corporation intends to advance engineering, regulatory, resource assessment and business development activities during 2007 and through 2009 as the demonstration facility is under development.
- Responding to strategic or financially accretive acquisition opportunities that may arise in the gasification industry that will strengthen operating funds flow and support and accelerate the Corporation's business plan.

The foregoing objectives (other than the WPC Acquisition) are intended to be funded through a combination of equity and debt financing, WPC operating funds flow and through potential joint ventures. There can be no assurance, however, that such funding opportunities will be available to the Corporation when required. See "Risk Factors".

Market Overview

The Corporation believes that high energy prices will prevail as depleting global supplies of conventional oil and gas continue to become more costly to produce in quantities required to meet the growing demand, due in part to political instability of the world's key producing regions and the increased finding and development costs and operating costs of conventional energy companies. Management anticipates that such high energy prices, together with increasing awareness of and demand for environmentally responsible energy solutions, will create opportunities in the alternative energy market.

Management believes that the growth of the gasification market is being accelerated by the following market fundamentals:

- The expansion of world economies has generated increased interest in gasification as a viable energy option with numerous multi-billion dollar facilities in development or under construction.
- The instability of the geopolitical climate and the desire of countries to obtain secure sources of domestic energy, especially the U.S. and China.
- Countries with large energy demands (such as China and the U.S.) have sufficient supplies of coal to support commercial gasification projects.
- Alternative energy solutions are receiving increased government support through financial incentives or streamlined regulatory processes.
- The Kyoto Protocol, coupled with generally increasing concerns over greenhouse gas emissions, are encouraging governments to consider more environmentally responsible energy solutions, including gasification.

Comparison of Gasification to Conventional Oil and Gas Production

It can be difficult to compare gasification facilities to those of conventional energy companies even though both ultimately produce income from energy products. One of the key metrics that measures capital efficiency is the Recycle Ratio. This is one measure of how effectively a company is investing its cash and is obtained by dividing the cash flow per boe by the capital cost per boe, with higher values showing greater capital efficiency. Gasification projects are projected to have Recycle Ratios of 4.6 to greater than 7.0 as compared to the conventional oil and gas industry which, according to a FirstEnergy Capital Corp. analysis published in August 2006, had Recycle Ratios of approximately 1.6 to 2.4.

Gasification facilities operating at scale have a low estimated operating cost environment compared to conventional oil and gas, which provides premium cash flow per boe. The CTL and WTE projects have high cash flow per bbl of energy equivalent production due to the associated supplemental revenue streams. Gasification facilities have long term uniform production rates. The related long-lived cash flow from production over the 30 year facility life provides for attractive capital costs on a per boe basis.

See the table below for a comparison of the estimated operating metrics of the Corporation's planned gasification facilities by target market compared to conventional energy company averages:

	Corporate Projects			
	WTE Facility	Oilsands Petcoke Facility	CTL Facility	Conventional Oil and Gas
Cash flow per boe	$61.00	$36.90	$62.00 to $69.00	$24.32 to $29.13
Capital cost per boe	$8.00 to $9.00	$7.50	$11.00 to $13.50	$11.81 to $18.63
Recycle Ratio	Greater than 7.0	4.9	4.6 to 6.3	1.56 to 2.41

Notes and Assumptions:

(1) Conventional oil and gas data provided from FirstEnergy Capital Corp., 2006 Edition of "Finding, Development and Acquisition Cost analysis based on 2005 operating results". The data provided includes companies of all sizes and is organized into small capitalization entities (less than $500 million market capitalization) mid-capitalization entities ($500 million to $2.5 billion in market capitalization), and large capitalization entities (greater than $2.5 billion market capitalization). The data provided is the high and low averages from the size categories. The capital cost per boe equates to the finding, development and acquisition cost per boe including future capital costs and calculated proved plus probable reserves. The values provided in US dollars have been converted to Canadian dollars at an exchange rate of $1.15 : US$1.00.

(2) Cash flow per boe takes revenues, less all operating costs, royalties and general and administrative costs settled with cash at the project level.

(3) Capital cost per boe is calculated by dividing the total facility capital cost by the total boe production from the facility.

(4) Recycle Ratio is calculated by dividing the cash flow per boe by the capital cost per boe.

(5) See "Project Opportunities and Market Descriptions" for further assumptions regarding project economics.

The FirstEnergy Capital Corp. study referenced above estimates increasing capital costs per boe of production, and reduced Recycle Ratios for 2006 and 2007 on average for conventional energy producers. Management believes this is consistent with the lower reserve values per well combined with increasing costs for services within the industry. This market dynamic makes the capital efficient gasification process an attractive alternate energy source.

PROJECT OPPORTUNITIES AND MARKET DESCRIPTIONS

Waste To Energy Market

The Corporation has an opportunity in the WTE market to build gasification projects which can eliminate waste and create energy (electrical power or syngas). In particular, the Corporation is pursuing the following opportunities in Ontario:

- The Corporation is in discussions with an industrial waste management company with the objective of developing one or more WTE facilities and providing solutions to waste management companies and municipalities that Management expects will be affected by the expected closure of the U.S. border to Ontario waste. The Corporation will provide the WTE conversion technology, the project design, construction and operation skill set while the waste management company will provide access to customers, feedstock gathering expertise and regulatory expertise.
- Two Ontario municipalities have each publicly stated that they are considering the construction of WTE facilities. Management expects each municipality will begin its own Request for Proposals process later in the year.

Attributes of WTE Market

- **Strong Returns.** As tabulated in Table 1 below, and subject to the assumptions described therein, the preliminary pre-tax returns on equity, based on internal projections, are greater than 30% with long-lived (30 year) cash flow, and a capital investment of $105 million for a moderately sized 500 tonne per day facility.



Hitachi Metals Ltd.'s Utashinai facility in Japan using the WTE Technology

- **Strong Market Fundamentals.** The supply and demand situation in Ontario, the Corporation's first Canadian target market, is changing rapidly. Currently, approximately four million tonnes per year (approximately one third of Ontario's waste) comprising 1.3 million tonnes per year of municipal solid waste ("**MSW**") and 2.7 million tonnes per year of industrial, commercial and institutional waste ("**IC&I**") is being sent to the U.S. for disposal. The three key Ontario municipalities responsible for the MSW being sent to the U.S. have agreed to stop transporting their waste to the U.S. by 2010. The U.S. is actively considering closing the border to all Ontario waste. As a result, there is limited existing landfill capacity in Ontario and a growing public reluctance to approve new landfill sites. (Sources: Ontario Ministry of the Environment, "Letter from Laurel C. Broten, Ontario Minister of Environment, to Senators Debbie Stabenow and Carl Levin", August 30, 2006 and Press Release of Congressmen John D. Dingell and Mike Rogers, "Michigan Delegation Introduce Bill to Curtail Importation of Canadian Trash", January 17, 2007)

- **Diversified Risk.** Tipping Fees and energy sales provide roughly equivalent revenue streams for a WTE facility. The viability of a WTE project is therefore partially insulated from decreases in energy prices. Management expects Ontario Tipping Fees to increase over the next four years because disposal of MSW in Michigan will be eliminated. Management also expects that if the U.S. stops accepting other forms of waste from Ontario, Tipping Fees would increase further.

- **Environmentally Responsible.** It is Management's opinion that plasma gasification is an environmentally superior method of treating waste since it has fewer emissions, generates non-hazardous by-products and generates more energy per tonne of waste processed than other technologies such as incineration. CO_2 emissions from a gasifier have less impact from a greenhouse gas perspective than methane emissions from landfills. In addition, landfills have an associated long term environmental liability, usually measured in terms of many decades, that are not associated with WTE facilities.

- **Regulatory Support.** The Ontario Ministry of the Environment has drafted legislation to significantly reduce regulatory hurdles for the implementation of WTE facilities which are anticipated to reduce project approval timelines once project sites are identified. Management believes that this legislation will be enacted in 2007.

- **Commercially Proven.** The WPC Technology has been commercially proven by Hitachi Metals Ltd. in its Japanese WTE facilities. These facilities have been in operation for approximately five years.

- **Potential Opportunities.** The Corporation has advanced discussions with waste management companies and municipalities that are interested in the Corporation's solution to the waste problems in Ontario.
- **Strong Growth Potential.** Japan thermally treats over 75% of its waste while the 25 members of the European Union treat over 20% with some member countries treating over 40%. Management believes that there is the potential for rapid market growth in Canada where less than 3% of waste is thermally treated.

(Sources: Ontario Ministry of the Environment, "Fact Sheet: How Ontario Manages its Waste," accessed February 2007 and Ontario Ministry of the Environment, "Notice of Proposal for Regulation: Regulatory Amendments to Facilitate Waste Receiving Use of Alternate Fuels and New and Emerging Waste Management Technologies," December 12, 2006)

Management believes that WTE provides the Corporation with a near-term opportunity to produce energy from various types of common waste products creating a positive cash flow stream.

The Corporation has compiled preliminary project economics based on constructing an initial 500 tonne per day facility.

Table 1 — The Potential Economics of WTE Projects

Input (tonnes per day)	500
Output (boe/d)	1,161
Capital Cost ($MM)	105
Annual revenue ($MM)	38
Pre-tax Annual Cash flow ($MM)	26
Cash flow per boe ($/boe)	61.00
Capital cost per boe ($/boe)	8.70
Recycle Ratio	7.0
Return on equity ("**ROE**") (before tax)	32.4%
Net Present Value ("**NPV**") @10% ($MM)	105

Notes and Assumptions:

(1) Syngas has been converted to boe based on 6 mcf : 1 boe.

(2) The syngas gas price used is $8.00 per GJ which reflects Management's assumption of the expected future natural gas price, which syngas will replace on an energy equivalent basis. This price assumption has no escalation.

(3) Capital cost per boe assumes a 30 year facility life with no salvage value at the end of the life. Cash flow includes an additional 75% of the amount of initial capital being reinvested over the life of the facility, evenly distributed.

(4) ROE and annual cash flow assumes 50% debt financing at a 7% annual interest rate repaid in equal installments over 20 years.

(5) Assumes 80% MSW and 20% tires and hazardous waste with associated Tipping Fees of $75 per tonne for MSW, and $200 per tonne for tires or hazardous waste.

(6) CO_2 is assumed not to be captured and sold.

WTE projects have high cash flow per boe on energy production due to the associated Tipping Fee revenues which are paid to dispose of waste at the WTE facility. The long-lived cash flow over the 30 year facility life provide for attractive capital costs on a boe basis. See the table below for a comparison of the operating metrics of a WTE facility compared to conventional averages:

	WTE Facility	Conventional Oil and Gas
Cash flow per boe	$61.00	$24.32 to $29.13
Capital cost per boe	$8.00 to $9.00	$11.81 to $18.63
Recycle Ratio	Greater than 7.0	1.56 to 2.41

Waste Feedstocks

Types of waste that are suitable as feedstock into a gasifier include:

MSW	Common household solid waste typically collected at curbside or on behalf of municipalities or private companies.
IC&I	A combination of wastes generated by IC&I sectors that are not typically picked up at the curb or accepted at public drop-off facilities as part of the municipal waste collection process. These wastes are primarily managed by way of contracts with private waste management service providers and have a composition similar to MSW.
Construction and Demolition ("**C&D**")	Waste building materials, dredging materials, tree stumps and rubble resulting from construction, remodeling, repair, and demolition of homes, commercial buildings and other structures and pavements.
Scrap Tires	Passenger and commercial tires.
Hazardous Waste	Waste that poses substantial or potential threats to public health or the environment.

The Corporation plans to focus on MSW, scrap tires, petroleum hazardous waste and IC&I. Although the Corporation does not currently have opportunities in the C&D or other hazardous waste sectors, such opportunities will be evaluated if they arise.

There are two primary differences between using waste as a feedstock versus using coal or petcoke. The first difference is heating value. As indicated in Table 2, most types of waste have a lower heating value than coal or petcoke. The second difference is the cost of the feedstock. Coal and petcoke will cost up to $20 per tonne as a feedstock. In contrast, municipalities and commercial waste management transportation and disposal companies will pay Tipping Fees for others to take their waste. For most WTE projects, these Tipping Fees will provide approximately 50% or more of the total project revenues.

Table 2 — Average Heating Values and Cost of Gasification Feedstocks

Feedstock	Heating Value (Average btu/lb)	Average Cost or Tipping Fee ($/tonne)
Petcoke	15,000	0 - 10
Coal (sub-bituminous and bituminous)	8,300 - 14,000	15 - 20
Waste		
MSW	4,500	(75)
Tires	13,500	(200)
IC&I	5,500	(75)
C&D	10,000	(45)
Hazardous	7,500	(>250)

Availability of Waste (North America)

Through information provided by Statistics Canada and the U.S. Environmental Protection Agency, it is estimated that North Americans generate approximately 317 million tonnes of waste annually, of which approximately 206 million tonnes is landfilled, 79 million tonnes is recycled and 32 million tonnes is treated in WTE facilities.

According to Statistics Canada, Canada generates 33 million tonnes of waste per year of which about 24%, or eight million tonnes, is diverted through recycling, composting and reuse programs. The remaining 25 million tonnes is landfilled or treated via WTE facilities. There are currently four WTE incineration facilities in Canada that process a combined total of 720,000 tonnes per year or two percent of the available non-hazardous waste.

Table 3 — Canada and U.S. Waste Market

	Canada	U.S.	Total
MSW, IC&I & C&D (mtpy)	33	284	317
Recycle %	24%	25%	25%
Recycle (mtpy)	8	71	79
Incineration %	2%	11%	10%
Incineration (mtpy)	0.7	31.2	31.7
Landfill %	74%	64%	65%
Landfill (mtpy)	24	182	206

Notes:

(1) A conversion factor of 0.907 was used to convert U.S. EPA short tons to tonnes.

(2) The U.S. total data equals the converted 245 million tons generated by U.S. residents, businesses, and institutions in 2005 plus the converted 1996 C&D waste reduced by 50% since the Statistics Canada information does not include concrete, bricks or metal.

(3) U.S. recycle rates assume no recycling or incineration of C&D waste.

(Source: Statistics Canada, "Waste Management Industry Survey: Business and Government Sectors," 2004)

(Source: Recycling Council of Alberta, "MSW Options Workshop: Integrating Organics and Residual Treatment/Disposal and Thermal Treatment — Technical Primer," March 2006)

(Source: United States Environmental Protection Agency, "Municipal Solid Waste Basic Facts," accessed February 2007)

(Source: United States Environmental Protection Agency, "Construction and Demolition (C&D) Debris," accessed February 2007)

(Source: The Private Sector IC&I Waste Management System in Ontario, "Report Prepared for Ontario Waste Management Association by RIS International Ltd.", January 2005)

In the near term, the Corporation is focusing on the Ontario market due to its size and the shortage of landfill and incineration capacity, as described below.

Availability of Waste (Ontario)

According to the Ontario Ministry of the Environment, Ontario municipalities and IC&I sources generated approximately 13.3 million tonnes of waste in 2005. Approximately ten million tonnes of this waste was disposed of through landfill or incineration, as follows:

- Approximately six million tonnes of this waste was managed in Ontario.
- Approximately four million tonnes of this waste exported to the U.S., with about 90% exported to Michigan and the remainder exported to New York State.

(Source: Ontario Ministry of the Environment, "Fact Sheet: How Ontario Manages its Waste", accessed February 2007)

On August 30, 2006, Debbie Stabenow and Carl Levin, U.S. Senators from Michigan, together with Ontario officials, announced an agreement to stop shipments (currently approximately 1.3 million tonnes per year) of MSW to Michigan over the next four years. Under the terms of this Stabenow-Levin agreement, there will be a 20% reduction of Canadian MSW in 2007, a 40% reduction by 2008 and a complete end to MSW shipments by 2010. On January 17, 2007, Congressmen John Dingell and Mike Rogers introduced a Bill aimed at preventing all Canadian waste shipments from being disposed of in Michigan. If this Bill is enacted, Management expects that the U.S. will begin limiting all Ontario waste starting in 2007 and move toward a total prohibition on the export of waste in 2010. In this event, Ontario will have to find alternative solutions to domestically dispose of an additional four million tonnes per year of MSW and IC&I waste.

(Source: Ontario Ministry of the Environment, "Letter from Laurel C. Broten, Ontario Minister of Environment, to Senators Debbie Stabenow and Carl Levin", August 30, 2006 and Press Release of Congressmen John D. Dingell and Mike Rogers, "Michigan Delegation Introduce Bill to Curtail Importation of Canadian Trash", January 17, 2007)

Even with the recent landfill expansions approved by the Ministry of Environment, the Province of Ontario will face an annual IC&I waste disposal capacity deficit of 2.7 million tonnes per year once all approved capacity is fully operational.

(Source: RIS International Ltd., "The Private Sector IC&I Waste Management System in Ontario", January 2005)

Ontario's municipalities and waste management companies are actively trying to address the shortage. There are seven municipalities, representing approximately 3.2 million tonnes per year of waste, currently evaluating WTE, among other options, as a means to extend or replace their landfills or divert waste from being shipped to Michigan.

Future Tipping Fees

Current Tipping Fees in Ontario are being influenced by the cost to dispose of waste in the U.S. As reported by the City of Toronto, the all-in cost to the city to dispose of waste in the U.S., including transportation and Tipping Fees, is approximately $78 per tonne. According to the Niagara/Hamilton Joint Waste Plan, the long-term cost of creating a landfill in Ontario is $61 to $89 per tonne, if the appropriate permits can be obtained. Permits to create new landfills or extend current landfills are very difficult to obtain at present. Over the past few years, it has been taking three years for landfill expansion approvals and three to five years for new landfill approvals. As the U.S. border closes to waste and demand for the limited remaining landfill waste disposal capacity increases, Management believes Tipping Fees in Ontario will increase.

(Source: Government of Ontario, "Municipal Performance Measurements Program (MPMP) Summary of Toronto's 2005 versus 2004 Results")

Role of WTE in Ontario's Waste Market

An initial commercial size plasma gasification facility, with one plasma gasification reactor, is expected to process approximately 500 tonnes of waste per day or about 180,000 tonnes per year. The processing shortfall in Ontario is projected to be about 2.7 million tonnes per year; therefore, the Ontario waste market presents the Corporation with an attractive opportunity. The Corporation could build numerous facilities in the coming years and even if it only captures a small share of the demand, Management believes this would be a lucrative opportunity. For instance, four WTE facilities could process approximately 20% of the Ontario waste market or approximately 1,800 tonnes per day. Management believes that the WPC Technology will allow it to effectively penetrate this market segment.

Advantages of WPC Technology for WTE

Management believes that the WPC Technology has the following advantages compared to other gasification technologies, landfills and waste incinerators:

- The WPC Technology's use of higher temperatures results in higher reactor rates with a corresponding gasifier efficiency, thereby resulting in a greater capture rate of the waste's energy as compared to other alternatives.
- Unlike incineration, gasification does not produce bottom ash that requires treatment. An inert slag, from which metals can easily be recovered and from which construction aggregates can be produced, is generated.
- Any recovered metal which forms part of the slag is concentrated and requires less subsequent processing resulting in a higher market value.
- The WPC Technology can handle a wide range of feedstocks ranging from unprocessed MSW to hazardous waste.
- Feedstock handling costs are lower because the WPC Technology requires little or no treatment of the feedstock. Most other gasifiers require a very consistent and homogeneous feedstock.
- The simple design of the WPC Technology results in higher plant availability and produces a high quality syngas. WPC's durable plasma torches have been used in very demanding industrial applications since 1989.
- Landfills require expensive long term care and monitoring. The long term environmental impacts are unknown. Waste processed by the WPC Technology is completely processed with virtually all remaining solid material being converted to inert slag.
- Compared to disposing of waste in a traditional landfill, gasification produces fewer greenhouse gas emissions.

(Source: S.A. Thorneloe, *et al.*, "The Impact of Municipal Solid Waste Management on Greenhouse Gas Emissions in the United States", Vol. 52, pp. 1,000 to 1,011, September 2002)

Due to the advantages listed above and after building a demonstration facility in Japan, Hitachi Metals Ltd. chose the WPC Technology for two commercial scale WTE facilities in Japan. The largest facility is located in Utashinai, was constructed in 2002 and has been fully operational since 2003. The facility was designed to process a 190 tonnes per day mixture of auto shredder residue and MSW or 280 tonnes per day of MSW. On its two acre site, the facility is able to generate 7.9 MW of electricity of which 4 MW is used internally. The second facility, built near the twin cities of Mihama and Mikata, Japan, was commissioned in 2002 to treat 24 tonnes per day of MSW and four tonnes per day of sewage sludge.

Geoplasma LLC, of Atlanta has selected the WPC Technology for a large WTE project in St. Lucie County, Florida. The proposed 100,000 square foot plant, based on media reports and other public sources, is expected to process approximately 2,700 tonnes of MSW per day of which 900 tonnes per day is being reclaimed from the county landfill.

The plan is to completely reclaim 3.9 million tonnes of waste in the landfill over an 18 year period. Sludge from the county's wastewater treatment plant is also anticipated to be treated. The facility is expected to generate 540 tonnes per day of inert slag to be sold as an aggregate for use in road and construction projects. In addition, the St. Lucie gasification facility is expected to produce approximately 160 MW of electricity of which approximately 120 MW will be available for sale to local utilities through power purchase agreements.

Air Emissions and Greenhouse Gases

Emissions from WTE facilities (gasifiers and incinerators) will include such things as NO_x, SO_x, hydrocarbons, carbon monoxide, particulate matter, heavy metals, greenhouse gas emissions such as methane and CO_2, and dioxins/furans. All WTE processes have advanced significantly over the last 20 years and are able to meet or be lower than Canadian air emissions regulatory standards.

The WPC Technology has successfully proven that it meets strict environmental regulations. Based on confidential data that the Corporation has from the Utashinai facility in Japan, the plant meets Ontario MOE Guideline A-7, which specifies that new municipal waste incinerators must comply with limits for a number of compounds which are produced through incineration.

According to Environment Canada, the decomposition of waste in landfills produces a gas which is composed primarily of methane, a greenhouse gas thought to be contributing to climate change. Methane emissions from landfills account for 25% of the man-made methane emissions in Canada. Methane is believed to have a global warming potential 23 times greater than CO_2. Estimates have shown that over 25 Mt of CO_2 equivalent are being generated annually from Canadian landfills. This is equivalent to approximately 5.5 million cars on the road.

(Source: Environment Canada. Waste Management, "Landfill Gas — Overview", accessed February 2007).

If all the waste in Canada going to landfill was treated in WTE facilities. 32 million metric tonnes per year of CO_2 equivalent would be avoided. This amount of CO_2 would be equivalent to that produced by 7 million cars, or approximately a 30% reduction in Canada's greenhouse gas emissions.

The Corporation's WTE Strategy

The Corporation's WTE strategy is to focus on the Ontario market and take advantage of possible waste treatment capacity restrictions. The Corporation intends to initially focus on creating partnerships with commercial waste management and transportation companies which are facing processing capacity shortfalls and understand the market and regulatory fundamentals. The Corporation also intends to participate in any municipal WTE request for proposal processes, two of which Management expects to be initiated in 2007.

The Corporation expects to lever the strengths of the WPC Technology, especially its environmental attributes, feedstock flexibility and scalability.

Oilsands Market

The oilsands are expected to be a crucial part of Alberta's future growth. The oilsands require an enormous amount of energy in order to extract the bitumen and turn it into saleable products. Gasification is an attractive method to provide energy for the extraction process using a by-product of upgrading (petcoke) as the feedstock to produce steam or hydrogen. According to a presentation by the Alberta Energy Research Institute ("**AERI**"), "Alberta is destined to develop the world's largest gasification capacity" (Source: Alberta Energy Research Institute, "Alternatives to the Use of Natural Gas", May 2006). The application of gasification to the oilsands market has the following key attributes:

- **Strong Returns.** As tabulated in Table 3, and subject to the assumptions as set forth therein, the preliminary pre-tax return on equity based on internal projections is greater than 18% with long-lived (30 year) cash flow and capital costs of production of less than $10 per boe.
- **Strong Market.** Currently, all operational oilsands projects require approximately 1.1 bcf/d of natural gas for the bitumen extraction process. The natural gas usage for oilsands is forecast to be 6.0 bcf/d by 2030 which Management believes will create a market for alternative fuel sources. Alberta oilsands production is projected to create the greatest market in the world for hydrogen as well. Currently, the only two viable hydrogen production methods are steam reforming of natural gas or the gasification process. (Source: National Energy Board, "Canada's Oilsands Opportunities and Challenges to 2015", June 2006)
- **Environmentally Responsible.** Management believes plasma gasification is an environmentally superior method of producing steam or hydrogen with low emissions and non-hazardous by-products.

- **Governmental Support.** The Alberta Government is supportive of the use of gasification in the oilsands to assist in creating energy in an environmentally responsible manner. The Corporation has already received a provincial government grant to cover 50% of the cost related to an engineering study to compare the WPC Technology to current conventional gasification technologies.

- **Market Acceptance.** The Long Lake Project which includes a gasification facility, is nearing completion and is expected to highlight how gasification is an effective solution. Most major oilsands upgrader projects are evaluating gasification.

- **Strong Growth Potential.** The oilsands market is growing at a significant rate, and therefore, gasification demand is expected to increase as well.

Management believes that the oilsands industry is a high growth market in which the Corporation is positioning itself to capture significant market share. The Corporation's strategy is to use the flexible and scaleable WPC Technology to provide the energy for oilsands projects and hydrogen for bitumen upgrading. Management believes that gasification is ideally suited for the Alberta oilsands as a current waste-product can be used as an alternative to natural gas. The Corporation expects to advance a demonstration facility over the next 18 months to showcase its operational advantages.

The Corporation has compiled preliminary project economics based on the construction of a 1,000 tonne per day facility which would provide the fuel needed for a 25,000 bbl/d SAGD project.

Table 3 — The Economics of Oilsands Gasification Projects

Input (tonnes per day)	1,000
Output (boe/d)	4,275
Capital Cost ($MM)	333
Annual revenue ($MM)	80
Pre-tax Annual Cash flow ($MM)	58
Cash flow per boe ($/boe)	36.90
Capital cost per boe ($/boe)	7.50
Recycle Ratio	4.9
ROE (before tax)	18.8%
NPV @10% ($MM)	125

Notes and Assumptions:

(1) The syngas price used is $8.00 per GJ which reflects Management's assumption of the expected future natural gas price, which syngas will replace on an energy equivalent basis. This price assumption has no escalation. The facility would be located at the oilsands projects and therefore the marketed product price, including delivery, would be expected to be higher.

(2) Capital cost per boe assumes a 30 year facility life with no salvage value at the end of the life. Cash flow includes an additional $250 million of sustaining capital being reinvested over the remaining 25 year life of the facility, evenly distributed.

(3) ROE and annual cash flow assumes 50% debt financing at a 7% annual interest rate repaid in equal annual installments over 20 years.

(4) No CO_2 is assumed to be captured and sold as the Western Canadian oilsands are not in proximity to EOR fields.

The long-lived cash flow over the 30 year facility life and the efficient energy production from the high btu value petcoke feedstock provide for attractive capital costs on a per boe basis. The oilsands gasification projects have strong cash flow per boe of energy production compared to conventional energy producers due to the stable and predictable operating costs and long term uniform production rates. See the table below for a comparison of the operating metrics of an oilsands facility compared to conventional averages:

	Oilsands Petcoke Facility	Conventional Oil and Gas
Cash flow per boe	$36.90	$24.32 to $29.13
Capital cost per boe	$ 7.50	$11.81 to $18.63
Recycle Ratio	4.9	1.56 to 2.41

Production in the Alberta oilsands is growing at a rapid rate (Figure 1). The National Energy Board ("**NEB**") is projecting that production in the oilsands will grow from 1.1 million bbl/d in 2005 to three million bbl/d in 2015. The NEB is predicting that $94 billion will be invested over that time period.

Figure 1 — Projected Total Bitumen Production — Canada's Oilsands



Thousand m³/d
Million b/d
800
700
600
500
400
300
200
100
0
5.0
4.4
3.8
3.2
2.5
1.9
1.3
0.6
0.0
Actual
Projected
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
All Projects Case
Low Case
Base Case

(Source: National Energy Board, "Canada's Oilsands, Opportunities and Challenges to 2015", June 2006)

There are two primary methods for producing bitumen, open pit mining and SAGD, and both require tremendous amounts of steam, currently produced by burning natural gas which constitutes the largest operating cost for SAGD oilsands operators. The NEB projects that natural gas purchases for oilsands development will increase to 2.1 bcf/day by 2015.

Figure 2 — Projected Natural Gas Consumption at Alberta Oilsands



2.5
2.0
1.5
1.0
0.5
0.0
Bcf/d
Actual
Projected
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Mining & Upgrading
In Situ

(Source: Alberta Energy and Utilities Board and National Energy Board, "Canada's Oilsands, Opportunities and Challenges to 2015", June 2006)

Management believes that volatility in the price of natural gas will cause oilsands producers to investigate alternative methods for producing steam and that the gasification of petcoke and other heavy components within bitumen, such as asphaltenes, to produce steam, represents the most viable technical and commercial alternative to burning natural gas. Gasification has the potential to provide a reliable supply of steam at stable costs because the feedstock is plentiful and, in most cases, is produced as a by-product of oilsands operations. Petcoke is produced by any upgrader processing heavy oil or bitumen. Currently, there are limited market opportunities to sell the petcoke produced in the oilsands. Upgraders in the Fort McMurray region (Syncrude Canada Limited, Suncor Energy Inc. and soon Canadian Natural Resources Limited) have been and will continue to stockpile the produced petcoke back into mined out sections. Even if those operators all

implement gasification operations, they may not be able to use all the petcoke they produce or have stockpiled for their internal energy needs.

Gasification of oilsands byproducts is being implemented at Canada's first commercial gasification plant, using Shell's gasification technology, currently being built at the Long Lake Project. The gasifier, which will use asphaltenes as feedstock, will produce steam that will be used in the SAGD process to recover bitumen from the oilsands. The gasifier will also produce hydrogen for use in upgrading bitumen. The Long Lake Project is expected to produce 70,000 bbl/d. The gasifier at the Long Lake Project is expected to replace in excess of 70 mmcf/day of natural gas, a very small percentage of the gas used every day in the region. (Source: TD Newcrest, "Oilsands Volume IV", March 2006).

WPC Technology for Application in the Oilsands

The Corporation recognizes that a reliable and cost effective supply of steam is critical to an oilsands operator. Management's short-term objective is to optimize and showcase the WPC Technology, for application in an oilsands process, in a demonstration size facility. The demonstration facility is projected to cost $10 million to $20 million and to be constructed within 18 months. The construction of the facility is expected to be financed through a potential combination of operating funds flow from WPC, industry participation, government contributions and equity issuances.

The Corporation's Oilsands Strategy

Assuming successful completion of a demonstration facility, the Corporation's strategy is to initially target SAGD projects in the range of 10,000 bbl/d to 35,000 bbl/d for which the Corporation believes that the WPC scaleable design has a competitive advantage. Projects of this size may be too small for competing technologies which creates a market niche for the Corporation (see "WPC Acquisition — Comparison of WPC Technology and Conventional Gasification"). Management believes that oilsands operators will be motivated to use gasification to mitigate their natural gas price risk. Other tangible benefits of using gasification in oilsands operations are expected to be improved energy integration, the gasification of SAGD waste products and the integration of water treatment systems. Though a plant initially designed with a gasification system would be the preferred option, construction of a gasification system alongside an existing operation is also possible.

Coal to Liquids Market

Description of Coal to Liquids Conversion

Coal to Liquids ("**CTL**") is the conversion of coal into liquid fuels such as gasoline or diesel. As described under the heading "Industry Overview", numerous gasification projects are being built around the world to produce liquid fuels, with coal as the predominant feedstock as it is relatively inexpensive, abundant and able to be gasified efficiently and effectively.

CTL has been gathering significant momentum over the past few years as a clean energy solution that turns a relatively inexpensive and abundant feedstock into high value liquid fuels. The CTL market has the following key attributes:

- **Strong Returns.** As noted in the Table 6. and subject to the assumptions as set forth therein, the preliminary estimate of pre-tax returns on equity are approximately 20% with long-lived cash flow (in excess of 30 years) and capital costs per bbl of production of less than $15 per boe.
- **Strong Market.** Management believes that the North American gasification market is in a rapid growth phase with sustained higher commodity prices, a drive for energy self-sufficiency and the social pressure to find clean energy solutions.
- **Diversified Risk.** Management believes that CTL gasification has the ability to tailor the outputs and create a variety of liquid fuels, syngas, and chemical compounds that can be adjusted to optimize economics. The Great Plains Synfuel Plant in Beulah, North Dakota produces a wide variety of high value energy products from a low value lignite coal utilizing gasification technology.
- **Environmentally Responsible.** Management believes that plasma gasification is an environmentally superior method of producing power, syngas or liquid fuels with low emissions, and non-hazardous by-products. At the Great Plains Synfuel Plant, one of the outputs is CO_2, which is efficiently captured as part of the process downstream of the gasifier, and is sold to EnCana Corporation's Weyburn miscible EOR project. (Source: U.S. Department of Energy, "Gasification Technology R&D", accessed February 2007)

- **Commercially Proven.** Sasol Limited, a South African public company traded on the NYSE, produces 30 percent of that country's liquid fuels through coal gasification. The WPC Technology is commercially operational in WTE facilities with more difficult and heterogeneous feedstock to gasify, and has been successfully pilot tested with various coals. (Source: World Coal Institute, "Coal: Liquid Fuels", October 2006)
- **Availability of Feedstock.** Based on third party data, Management believes that one tonne of coal will equate to approximately 1.6 boe of liquid fuels, such as gasoline or diesel, through gasification. The Fox Creek Property, with its approximately 770 million tonnes of coal (as evaluated in the Norwest Report), is expected to be used by the Corporation as feedstock for its CTL projects. See "Project Opportunities and Market Descriptions — Coal to Liquids Market — The Corporation's CTL Strategy".

The Corporation believes that CTL presents an opportunity offering favourable returns on projects and long-lived production in an attractive emerging industry. The Corporation intends to combine its expertise in designing cost effective staged facilities with the scalable WPC Technology to create CTL gasification facilities that are a fraction of the size of currently planned projects being announced by other parties on a regular basis. It is believed that creating large energy production facilities through the staged duplication of smaller, yet economic, plants will reduce implementation and execution risk.

The Economics of CTL Production

The economics of CTL is driven by the spread between coal prices and the value of the liquid fuel end products which are indexed to the price of WTI crude oil. Figure 3 illustrates the widening spread between coal input and oil equivalent output. The recent dramatic growth in CTL projects worldwide has largely been driven by the significant recent increases in the oil to coal price differential.

Figure 3 — Energy Price Trends (US$ per tonne of oil equivalent)


Energy Price Trends (US$ per tonne of oil equivalent)
Oil
Gas
Coal
450
400
350
300
250
200
150
100
50
0
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005

(Source: World Coal Institute, "Coal Liquid Fuels", October 2006)

There are independent reports indicating that CTL projects are economic as long as the price of oil remains above US$45 per bbl. It takes approximately one tonne of coal to produce 1.4 to 2.0 bbls of transportation fuels, depending on the quality of the resource and type of product.

(Source: Syngas Refiner, "China, U.S. Continue Developing CTL Infrastructure", August 2006 and The Southern States Energy Board, "American Energy Security", July 2006)

The preliminary engineering studies performed by the Corporation and summarized in the table below, have yielded similar results to publicly available data:

Table 4 — The Potential Economics of CTL Projects

	Facility 1	Facility 2
Input (tonnes per day)	2,850	5,700
Output (bbl/d)	5,079	10,158
Capital Cost ($MM)	713	1,158
Annual revenue ($MM)	172	344
Pre-tax Annual Cash flow ($MM)	116	244
Cash flow per bbl ($/bbl)	49.00	55.00
Cash flow per bbl (with CO_2 stream ($))	62.00	69.00
Capital cost per bbl ($/bbl)	13.50	11.00
Recycle Ratio	3.6	5.0
Return on Equity (before tax)	17.3%	24.3%
NPV @10% ($MM)	219	743

Notes and Assumptions:

(1) Assumes WTI price of $60 per bbl held constant over the facility life, adjusted for premiums on diesel fuel and naphtha, and converted to Canadian dollars at an exchange rate of $1.15 : US$1.00.

(2) Assumes 50% debt financed, with 7% annual interest rate, repaid in equal annual installments over 20 years.

(3) Capital cost per bbl assumes a 30 year facility life with no salvage value at the end of the life. Cash flow includes $250 million of sustaining capital being invested over the 25 year life of the facility, evenly distributed.

(4) CO_2 is captured and sold at an assumed $30 per tonne sales price.

The Corporation expects to produce diesel fuel, naphtha, gasoline and various other light oil products which are expected to be priced at up to a 30% premium to WTI. As such, the US$30 to US$35 per bbl cost structure is expected to result in a high cash flow per bbl of production.

The CTL projects have high cash flow per bbl of energy production due to the associated CO_2 revenues streams. The long-lived cash flow over the 30 year facility life provides for attractive capital costs on a per boe basis. See the table below for a comparison of the operating metrics of a CTL facility compared to conventional averages:

	CTL Facility	Conventional Energy
Cash flow per boe	$62.00 to 69.00	$24.32 to $29.13
Capital cost per boe	$11.00 to 13.50	$11.81 to $18.63
Recycle Ratio	3.6 to 5.0	1.56 to 2.41

The Corporation's coal resources were deliberately chosen due to their proximity to mature oil fields that would benefit from EOR. As shown in Figure 4, the greatest potential light oil recovery is from the use of CO_2 miscible flooding, and Management believes that the Corporation's coal resources at the Fox Creek Property are ideally suited to provide CO_2 for EOR. The Corporation's Fox Creek Property is in close proximity to large, mature oilfields which provides a strong market and which improves the projected cash flow from the projects. One tonne of coal produces approximately two tonnes of CO_2. One tonne of CO_2 can produce incrementally approximately three barrels of conventional oil through EOR. (Source: The Southern States Energy Board, "American Energy Security", July 2006)

Figure 4 — Natural Resources Canada — Estimate of light oil barrels of original oil in place ("OOIP") in Canada


Produced
24%
Reserves
3%
Undiscovered
9%
Not Miscible
15%
Possible CO_2
49%

(Source: Vikor Energy Inc., "Economic Feasibility of Horizontal CO_2 EOR Projects in Alberta", November 2001)

EnCana Corporation is using CO_2 injection EOR at its Weyburn oilfield in southern Saskatchewan. CO_2, which is produced at Dakota Gasification Company's coal gasification facility in Beulah, North Dakota, is being transported by pipeline to the oilfield, which began production in the 1950's and was nearing the end of its economic life. The incremental oil recovery is expected to be 222 million barrels, or an incremental 11% recovery. In addition, it is projected that the reservoir will store more than 40 million tonnes of CO_2 (gross), which is the equivalent of removing more than eight million cars from the road for one year. (Source: Petroleum Technology Research Centre, "Weyburn-Midale CO_2 Project", accessed at http://www.ptrc.ca/weyburn_overview.php, February 2007)

The Corporation's CTL Strategy

The Corporation's strategy is to develop smaller scale CTL projects with capital costs of $500 million to $800 million, much smaller than the projects currently being developed by companies like Shell International, General Electric Corporation and Siemens Canada Limited who have announced projects of $1 billion to in excess of $5 billion. The Corporation has secured the coal resource at the Fox Creek Property, scalable technology (see "The Corporation's Execution and Technical Strategies — Relationship with BDR") and the engineering capability to bring a staged CTL project onstream.

The Corporation is in preliminary discussions with two public coal resource owners, each of whom have an operating coal mine, about potential partnerships to construct a combined coal and petcoke demonstration facility and subsequent commercial scale CTL facilities.

The Corporation believes that the WPC Technology is ideally suited to allow the Corporation to meet its goal of creating a new market niche. The Corporation's short term objective is to optimize the WPC Technology, for application in a CTL process, in a demonstration size facility which also will be used to test petcoke as a feedstock, projected to cost $10 million to $20 million and to be constructed within 18 months. It is anticipated the CTL facility will be combined with the oilsands facility. See "Description of the Business — Corporate Objectives and Milestones".

The Corporation's long-term objective is to build a commercial scale CTL facility that will use the Corporation's coal resource at the Fox Creek Property and produce liquid fuels for the North American market and CO_2 for sale to oil producers in nearby oilfields.

Biomass Opportunities

While not yet considered material to its business plan, the Corporation has a memorandum of understanding with an organization in Saskatchewan that has secured a site and access to sufficient diverse biomass feedstock to support a 600 tonne per day gasification facility that could produce transportation fuels.

THE CORPORATION'S EXECUTION AND TECHNICAL STRENGTHS

Successfully designing, building and operating cost effective and scalable gasification facilities is a key component of the Corporation's strategy. Management believes that it has the ability to design and implement such facilities through the establishment of a strong relationship with an established engineering firm and through the hiring of experienced staff and contractors.

Relationship with BDR

BDR is a private Calgary-based engineering firm with nearly 25 years experience in the design, engineering, procurement and management of oil and gas facilities. From inception, BDR has challenged the industry status quo on technology selection, design and construction techniques. For example, BDR will routinely implement superior technology from other industries and regions rather than defaulting to a technology that is common in Western Canadian oil and gas operations.

BDR's modularization approach has become a competitive advantage that ensures construction is done in controlled environments and maximizes workers' efficiency and quality. When the modules are shipped to the field, nearly all the welding, electrical, instrumentation and insulation is already complete, resulting in the ability for a small field mechanical and electric crew to assemble the components. In addition, the engineering design has been completed so that very few scope changes take place in the uncontrolled field environment. Other engineering firms offer elements of modularization, but BDR, through the integrated skills of its engineers, draftsmen and shop inspectors, produce equipment designs that require minimal rework, meet accelerated project schedules and stay within budget. This approach is very difficult to duplicate because it takes many years to put the unique processes in place and work with suppliers, crews and inspection personnel to ensure the modules can be assembled quickly and easily in the field. This approach requires strict attention to quality control and detail is placed on each phase of the project development. BDR has assembled these people and processes and has refined their system to a point where field construction is efficiently minimized.

BDR's track record of designing facilities that are optimized for scale and staged growth is another strength. This capability and design philosophy allows for the efficient use of capital in staging facility expansions, allowing the operator to learn as the project advances. This information can then be applied to subsequent design stages. Management believes this philosophy ensures the best design and technology business decisions.

It is anticipated the Corporation and BDR will have a close relationship for the engineering, project management, construction and operation of gasification facilities. BDR has undertaken studies at their sole cost to advance their understanding of gasification and the WPC Technology, and is currently conducting engineering studies with respect to use of the WPC Technology in the Corporation's three target markets.

The Corporation contracts with BDR on a project by project basis.

Staff and Consultants

The Corporation has engaged Rob McNeill as a consultant, along with former associates who have worked with Mr. McNeill for more than 20 years. Combined, the group has extensive experience in engineering, project management, field inspection, construction supervision and operations with such companies as Renaissance Energy Ltd., Pacalta Resources Limited and Deer Creek Energy Limited.

The Corporation intends to develop engineering knowledge internally and apply that knowledge to different projects, and has engaged a range of technical expertise to support this goal. To ensure gasification expertise is internally levered, the Corporation has hired Alex Gorodetsky as its Gasification Engineer. He has a Chemical Engineering degree and an MBA, with a unique combination of experience in both gasification and plasma technology working with Sherritt International and Westaim Corporation.

To further support and grow the Corporation's expertise, the Corporation is working closely with University of Calgary Chemical Engineering Professor Dr. William Svrcek. Dr. Svrcek is contributing advice and support on general chemical engineering design, in particular, the advancement of a numerical model that will model the Reactor together with the balance of plant design. In addition, Chemical Engineer Graduate students at the University of Calgary are contributing efforts for research and assimilation of technical information that will guide the Corporation's technical efforts.

INDUSTRY OVERVIEW

The Gasification Process

Introduction

Gasification is a process that converts carbon-containing materials into a syngas, composed primarily of carbon monoxide and hydrogen. Gasification occurs when a carbon-containing feedstock is exposed to steam at elevated temperatures or pressures in the presence of controlled amounts of air or oxygen. Syngas can be used as a fuel to generate electricity or steam, or as a basic chemical building block in the petrochemical and refining industries.

Major Building Blocks of Gasification Processes



Air/Oxygen
Steam
Bitumen
Petcoke
Coal
Biomass
Waste
Feed Handling & Storage
Gasifier
Slag/Ash
Gas Clean-up
CO_2
H_2S
Syngas
Conversion Process
Hydrogen
FT Liquids
Methane
Steam
Power

Feedstock Handling and Storage

Feedstock handling is a very important and expensive facet of the gasification process as most gasifiers can only take feedstock in a certain form that requires pretreatment. Feedstock requires storage to ensure that periods of reduction in feedstock transport do not affect the flow to the gasifier. The feedstock must then be prepared and transported to the gasifier in a form that it can handle. The WPC Technology requires minimal pretreatment and handling.

Gasifier

The heart of a gasification-based system is the gasifier. Gasification technologies differ in many aspects but share certain general production characteristics. The feedstock reacts in the gasifier with steam and oxygen at high temperature and pressure in an oxygen starved atmosphere to produce a syngas and slag or ash. Syngas is primarily hydrogen, carbon monoxide and other gaseous constituents, the proportions of which can vary depending upon the conditions in the gasifier and the type of feedstock.

Minerals in the feedstock (i.e. the rocks, dirt and other impurities which do not gasify) separate and leave the bottom of the gasifier either as an inert glass-like slag or ash. The gasification technology determines whether slag or ash is produced. While slag is environmentally benign, ash is typically leachable and may require further processing before it can be disposed. Slag, which resembles glass, is a marketable material with a variety of uses in the construction and building industries. With some combinations of feedstocks and gasifier technologies, valuable metals can be recovered as part of the slag or ash.

Gas Clean-up

Sulphur impurities in the feedstock form H_2S, which can be easily removed from the syngas stream using commercially available technology.

CO_2, which is formed in the gasifier and in a process downstream of the gasifier, is in a concentrated stream, making it easy and inexpensive to separate and capture. Once captured, it can be compressed and sequestered into either deep saline aquifers or used for EOR projects, thus preventing its escape into the atmosphere and contributing to the greenhouse effect.

Conversion Process

Syngas can also be converted into a variety of outputs, including steam, electric power, liquid fuels, hydrogen and chemicals.

Steam and Power

Syngas can be burned to create steam for use in industrial processes such as SAGD bitumen recovery projects or other processes that require steam. Alternatively, syngas can be burned in a combustion turbine (much like natural gas is burned in a turbine) and converted to electricity using a generator.

Currently, gasification-based systems can operate at approximately 45% efficiency for the generation of power. In the future, Management believes these systems may be able to achieve efficiencies approaching 60% through advances in technology. By contrast, a conventional coal-based boiler plant employs only a steam turbine-generator and is typically limited to 33% to 40% efficiency. Higher efficiency means that less fuel is used to generate the rated power, resulting in better economics and the formation of fewer greenhouse gases (a 60% efficient gasification power plant can cut the formation of CO_2 by 40% compared to a typical coal combustion plant). In addition, the CO_2 from an oxygen blown gasifier is relatively easy to capture as compared to a conventional coal combustion power plant. See "Industry Overview — The Gasification Process — Environmental Benefits of Gasification".

Fischer-Tropsch Liquids

Syngas can be processed through a Fischer-Tropsch ("**FT**") synthesis reactor to produce liquids such as biodegradable sulphur free diesel, ethanol, gasoline, jet fuel, kerosene and naphtha.

Hydrogen

Hydrogen in the syngas stream can be isolated and then used as a feedstock for refineries and upgraders to upgrade petroleum products. It can also be used in any other industrial process that requires hydrogen. The large quantities of bitumen being produced and upgraded in Alberta are expected to cause increased demand for hydrogen.

Other Liquids and Chemicals

Syngas can provide the basic building blocks for a broad range of chemicals (for example, fertilizer and plastics) using processes that are well established in today's chemical industry.

Environmental Benefits of Gasification

The significant environmental benefits of gasification stem from the capability to produce extremely low SO_x, NO_x and particulate emissions. Sulfur in coal and petcoke, for example, emerges from the gasification process as H_2S and carbonyl sulphide, and can be captured by processes presently used in the chemical industry.

Gasification offers a further environmental advantage in addressing concerns over the atmospheric buildup of greenhouse gases such as CO_2. Using gasification, CO_2 can be captured easily and at a low cost for use in EOR projects or sequestration. By contrast, when coal or petcoke burns or is reacted in air, the resulting CO_2 is in much more dilute concentrations and is more difficult to separate than gasification processes.

(Source: U.S. Department of Energy, "Gasification Technology R&D", accessed February 2007)

Description of the Industry

Although gasification has been in commercial use for more than 50 years, the majority of significant developments have happened since 1990. Technological advancements, coupled with a shift in market conditions, have enhanced the efficiencies and economics of the gasification process. The Corporation believes that gasification technologies represent the next generation of alternative energy production systems.

Management believes that the following market conditions will contribute to the growth of the gasification industry:

- Recent periods of sustained high prices of oil and gas due to depleting conventional oil and gas supplies and political instability.
- The cost and risk of locating and developing new oil and gas finds.
- Increasing demand for energy.
- Stricter environmental guidelines for the disposal of waste and the increasing cost to dispose of waste in landfills.
- Environmental guidelines and public support surrounding climate change and reduction of greenhouse gases.

These trends have spurred governments, developers and technology providers to develop alternative energy sources, especially the gasification of coal, petcoke and biomass.

Gasification offers one of the most versatile and clean ways to convert carbon based feedstocks into electricity, hydrogen and other energy forms.

Today, the demand for hydrogen in Alberta is growing with the upgrading and refinery requirements for the vastly increasing volumes of bitumen production. Hydrogen and other gasification outputs can also be used to fuel power-generating turbines or as the chemical 'building blocks' for a wide range of commercial products.

Gasification Worldwide

In 2004, the U.S. Department of Energy ("**DOE**") sponsored the World Gasification Survey that involved all major gasification technology vendors, suppliers of supporting technologies and owners and operators of existing gasification-based power and manufacturing plants. The survey was designed to describe the world gasification industry and to identify planned capacity additions. (Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

During the 1990s, worldwide gasification capacity increased by 50% when 43 new plants became operational. Since 2000, a similar number of projects have begun operations, expanding the world's capacity by another 50%.

World gasification capacity in 2004 reached 45,001 MW_{th} of syngas output at 117 operating plants with a total of 385 gasifiers. Existing gasification plants are operating in 24 countries.

From 2005 to 2010, it is expected that 38 additional plants with 66 gasifiers will be in operation. The DOE reports that worldwide capacity from these new plants is expected to add 25,282 MW_{th}, an increase of 56% between 2005 and 2010. Worldwide capacity in 2010 is projected to be 70,283 MW_{th} of syngas output from 155 plants and 451 gasifiers. Figure 5 shows the existing and planned worldwide gasification capacity by region.

Figure 5 — Worldwide Gasification Capacity by Region


30,000
25,000
20,000
15,000
10,000
5,000
0
MWth Syngas
Planned
Operating
Africa/ME
Asia/Aust.
Europe
No. Amer.
Cent/So. Amer

(Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

Gasification in North America

In 2004, North America represented 6,697 MW_{th} or 15% of the total existing world gasification output. All of this activity is in the U.S. where 20 gasification plants are in operation.

Gasification growth in North America is projected to exceed 31% from 2005 to 2010 with six announced projects in the U.S. and three in Canada. For instance, OPTI Canada Inc., Nexen Inc., Sherritt International and Synenco Energy Inc. (the Northern Lights Project) have all announced intentions to proceed with gasification facilities.

The first Canadian facility, the Long Lake Project, has been designed to gasify asphaltenes, which are by-products of the extraction and upgrading of bitumen. Further oilsands gasification projects are in the preliminary or planning stages. With respect to the oilsands, Management believes that gasification of petcoke has the potential to replace natural gas to create

steam or heat for the oil extraction process and to create hydrogen used for upgrading. Given the expected strong demand for synthetic crude oil from the oilsands, Management believes that the prospects for a sustained future gasification market in Canada are positive.

The future outlook in the U.S. for gasification is also expected to remain strong as the country explores options to reach energy independence. One suggested route to offset the energy import gap is through the development of CTL technologies. Figure 6 shows the large role gasification is expected to play, according to the Southern States Energy Board, if the U.S. is to eliminate its dependence on foreign oil. In the figure, the wedges titled CTL, Biomass and EOR all represent potential market opportunities for gasification projects.

Figure 6 — The Path to U.S. Energy Security and Independence



MMbpd
30
25
20
15
10
5
0
Trans.Efficiency
EOR
Oil Shale
Biomass
CTL
Import Gap
Conventional
Oil Production
2007
2009
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029

(Source: Southern States Energy Board and Management Information Services, Inc., "American Energy Security", July 2006)

The U.S. has the world's largest coal reserves with an estimated 275 billion recoverable tons. (Source: U.S. Department of Energy, "Coal Reserves", August 2004). Converting 5% of the U.S. coal reserves to FT fuels is equivalent to U.S. crude reserves of approximately 27 billion bbls. Similarly, Canada holds close to 10 billion tonnes of coal reserves; more energy than all of the nation's reserves of conventional oil and natural gas combined. (Source: Coal Association of Canada, "Coal in Canada", accessed February 2007)

Gasification Technologies and Major Competitors

According to a study conducted in 2004 by the National Energy Technical Laboratory, three gasification technologies accounted for 94% of the world gasification facilities (Figure 7).

Figure 7 — Worldwide Gasification by Technology


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
MWth Syngas
Planned
Operating
Shell
Sasol Lurgi
GE
Other
ConocoPhillips

(Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

Currently, the gasification industry is comprised of several large multi-national companies, a sample of which are shown in Figure 7 above, and many small emerging gasification technology companies. The large multi-national companies, who have the vast majority of market share, have put significant resources into developing their technology, have made technology sales, and all are involved in large projects having capital costs of $1 billion to $5 billion. Most of the gasification technology competitors have relationships with multi-national engineering firms for facility design and construction. These multi-national corporations, such as Shell International and General Electric Corporation, have many business lines and gasification is not their exclusive focus.

It is reported that 75% of gasified coal is processed with the Sasol Lurgi technology, which has challenges associated with production of byproducts which require additional separation and treatment. As such, Management anticipates that this technology will gradually lose market share as its well understood operational capabilities are limited.

From a geographic competitor perspective, there is also evidence that the large market players are interested in gasification in Canada and particularly Alberta. The Long Lake Project, now under construction by OPTI Canada Inc. and Nexen Inc., is the first application of large-scale gasification in Canada and will be the first gasification project operated in conjunction with a heavy oil recovery and upgrading project. The Long Lake Project is using the Shell gasification process which converts the liquid asphaltene by-product of the primary upgrader into hydrogen and syngas. The gasifier component of the project is scheduled to begin operations in the second half of 2007.

Numerous new technologies have emerged as the gasification industry grows, most of which are still in the research or early development phase. Management believes that these new technologies and gasification companies are focused on smaller scale projects and generally do not have a commercial operating history or proven reliability.

Gasification is an emerging market that is growing rapidly to meet the world's future energy needs. The number of projects is increasing significantly. The majority of projects are either billion dollar facilities or small developments by emerging technologies. Management believes that this leaves a market niche for smaller scale projects having capital costs of $200 million to $700 million (or smaller for WTE facilities) which can be filled with flexible, scalable gasification solutions.

Feedstocks

Gasification products can be derived from a number of feedstocks including: coal, petcoke, biomass, petroleum (heavy oil, bitumen) and waste products such as MSW. Figure 8 details worldwide gasification by primary feedstock. According to the DOE report in 2004, world feedstock distribution remains weighted towards coal. (Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

Figure 8 — Worldwide Gasification by Primary Feedstock


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
MWth Syngas
Planned
Operating
Coal
Petroleum
Gas
Petcoke
Biomass/Waste

(Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

Coal is anticipated to be used as the feedstock in 41% of new facilities between 2005 and 2010. Petroleum residues and petcoke account for 16% of increased feedstock capacity through 2010. In the U.S., projected growth will be dominated by coal. According to the DOE, of the seven planned facilities between 2006 and 2010, four will use coal as their feedstock. (Source: U.S. Department of Energy, "Gasification World Survey Results", 2004)

The WPC Technology has the capability to handle all feedstocks. The use of a variety of feedstocks is anticipated to provide for risk diversification of the facility portfolio going forward. The Corporation has also acquired surface mineable coal leases, which is the leading feedstock for gasification. See "Coal Rights".

THE REORGANIZATION

During the spring and summer of 2006, the Existing Business was organized to be indirectly owned by the Trust, which was established as a "mutual fund trust" under the Tax Act. Prior to the October Pronouncement, Management anticipated that such a structure would have advantageous tax benefits for Unitholders go-forward, consistent with the benefits typically realized at that time by the unitholders of mutual fund trusts.

In order to qualify as a mutual fund trust, the Trust was established as a "unit trust" resident in Canada with the sole undertaking of passively investing its funds; namely, its direct and indirect investment in Alter Nrg, the Commercial Trust and Alter LP. The Existing Business is currently conducted by Alter LP. The Trust is the holder of all of the outstanding CT Units and the Commercial Trust holds LP Units representing a 99.99% interest in Alter LP (with the residual LP Units representing a 0.01% interest being held by Alter Nrg, in its capacity of general partner of Alter LP). The trustee of the Trust is Valiant Trust Company and Adminco was established to be the trustee of the Commercial Trust.

o

The current structure of the Trust and its subsidiaries is as follows:



Unitholders
100%
Valiant Trust Company
Trustee
Alter Nrg Income Fund
Administrator
100%
Alter Nrg Ltd.
100%
100%
Alter Nrg Corp.
100%
Trustee
Alter Nrg Commercial Trust
Alter Nrg Administration Ltd.
0.01%
Limited Partner
99.99%
General Partner
Alter Nrg Limited Partnership

Since the October Pronouncement, Management has determined that it is in the best interests of the Unitholders to reorganize the Trust so that, among other things, the Trust will not be subject to the new tax regime announced in the October Pronouncement. In that regard, the Corporation, the Trust and Alter Nrg have determined to effect the Reorganization (as defined below).

The following is a summary of the steps to be substantially undertaken to reorganize the Corporation and the Trust and its subsidiaries (collectively, the "**Reorganization**"):

(a) The Trust will, prior to the closing of this Offering, convene a special meeting of the Unitholders to seek Unitholder approval of certain amendments to the Trust Indenture and the other matters described below, as applicable. Such special meeting of the Unitholders has been called for April 13, 2007.

(b) Provided that the Unitholder approvals contemplated above are granted, the Corporation will seek the approval of the Alberta Court of Queen's Bench to proceed with the completion of a statutory plan of arrangement pursuant to section 193 of the ABCA (the "**Plan of Arrangement**"), the effective time of which will occur immediately before the closing of this Offering. The following steps will be contemplated by the Plan of Arrangement:

    (i) each outstanding Option will be exchanged for one Stock Option;

    (ii) each Trust Unit will be exchanged for one Common Share; and

    (iii) the Common Shares owned by the Trust will be cancelled.

On March 20, 2007, the Alberta Court of Queen's Bench granted an interim order in respect of the Plan of Arrangement providing for the method the Corporation can use to approve the Plan of Arrangement. The Alberta Court of Queen's Bench will have to grant a final order in order for the Plan of Arrangement to be completed. The Corporation will apply for such final order subsequent to the special meeting of Unitholders described above.

The Reorganization is conditional upon the Common Shares being listed on the TSXV. The TSXV has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV, including distribution of the Common Shares to a minimum number of public securityholders.

Subsequent to the Reorganization, the structure of the Corporation and its subsidiaries will be as follows:



Shareholders (Comprised of the former Unitholders)
Alter Nrg Corp.
100%
Alter Nrg Income Fund
Administrator
Alter Nrg Ltd.
100%
Trustee
100%
0.01%
Alter Nrg Commercial Trust
Trustee
Alter Nrg. Administration Ltd.
99.99%
General Partner
Alter Nrg Limited Partnership

After the Reorganization, the Corporation intends to review and, if appropriate, implement internal reorganization steps to maximize operational and tax efficiencies within its wholly-owned entities.

USE OF PROCEEDS

The estimated net proceeds of the Minimum Offering to the Corporation, after deducting the Agents' fee of $1,950,000 and expenses of this Offering and the Reorganization of approximately $500,000, will be approximately $27,550,006. The estimated net proceeds of the Maximum Offering to the Corporation, after deducting the Agents' fee of $2,275,000 ($2,616,250 if the Over Allotment Option is exercised in full) and expenses of this Offering and the Reorganization of approximately $500,000, will be approximately $32,225,001 ($37,133,750 if the Over Allotment Option is exercised in full).

It is anticipated that the net proceeds of the Offering will be used by the Corporation as follows:

	Minimum Offering	Maximum Offering	Maximum Offering assuming full exercise of the Over Allotment Option
• Acquisition of WPC	$25,483,609	$25,483,609	$25,483,609
• Working capital	$ 2,066,397	$ 6,741,392	$11,650,141

Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price in respect thereof. See "The Reorganization", "WPC Acquisition" and "Plan of Distribution".

SELECTED FINANCIAL INFORMATION

The following tables present a summary of data for the Trust derived from the consolidated financial statements of the Trust as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006 and certain pro forma information of the Corporation after giving effect to the Reorganization, the WPC Acquisition and the Offering.

The unaudited pro forma consolidated balance sheet was prepared as if: (a) the Reorganization; (b) the issuance of 15,555,556 Common Shares for net proceeds of approximately $32,225,001 pursuant to the Maximum Offering; and (c) the WPC Acquisition had occurred on December 31, 2006 and the pro forma consolidated statement of operations assumes that these matters occurred on January 1, 2006.

The following data should be read along with "Management's Discussion and Analysis Regarding the Trust" and the financial statements and related notes of each of the Corporation and the Trust included in this prospectus. The unaudited pro forma information should also be read together with the unaudited pro forma consolidated financial statements and related notes of the Corporation included in this prospectus.

	The Trust	The Corporation
	From the commencement of operations on March 9, 2006 to December 31, 2006	Pro Forma Consolidated for the year ended December 31, 2006 (unaudited)
Sales	$ —	$ 2,280,202
Interest revenue	83,366	83,366
Depreciation	13,568	1,817,857
General and administrative expenses	1,437,436	8,778,915
Management bonus	—	169,668
Stock based compensation	290,253	334,564
Loss	(1,657,891)	(6,400,716)
Loss per Trust Unit/Common Share (basic and diluted)	(0.16)	(0.22)

	The Trust	The Corporation	
	As at December 31, 2006	As at February 20, 2007	Pro Forma Consolidated as at December 31, 2006 (unaudited)
Working capital	$ 8,466,410	$ 100	$16,340,475
Capital assets, intangible assets resource properties and deferred costs	2,789,769	—	29,354,965
Total Assets	11,919,896	100	47,343,913
Unitholders'/Shareholders' equity	11,256,179	100	45,695,440

MANAGEMENT'S DISCUSSION AND ANALYSIS REGARDING THE TRUST

The following management's discussion and analysis ("MD&A") for the Trust, prepared as at January 29, 2007, provides a review of the fiscal 2006 operating results and consideration of the Trust's future opportunities. The MD&A should be read in conjunction with the audited consolidated financial statements and accompanying notes for the period ended December 31, 2006. The financial statements, and extracts of those statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with GAAP.

The period for this report is from the commencement of active operations on March 9, 2006 to December 31, 2006; therefore, no comparative information is available.

Overview

The Trust, through its subsidiaries, is a development-stage entity in the business of pursuing alternative gasification energy solutions to meet the growing demand for energy in world markets. Management's vision is to become a leader in the development of innovative gasification projects for the commercial production of energy. The Trust's objective is to become a senior energy producer of sulphur-free diesel, steam, power or syngas, all of which are fundamental products for the world's growing energy needs. In this MD&A, references to the Trust are references to the Trust through its subsidiaries, and/or the Trust and its subsidiaries on a consolidated basis, as the context requires.

The Trust's mission is to participate in financially accretive projects in the emerging alternative energy market to maximize returns for investors. The Trust endeavours to be a leader in innovative gasification related technologies applied to produce profitable and clean alternative energy solutions. The Trust invests in the skills of its people who will provide the creativity, determination and passion to generate growth in Unitholder value. The Trust intends to be transparent and fair in its activities and work together to form positive relationships in the communities in which it operates and with all of its stakeholders.

Results of Operations

Interest income

Interest income of $83,366 for the period from March 9 to December 31, 2006 relates to the term deposits which are invested in short-term, interest-bearing investments with a major chartered bank. The investments were made with net proceeds received from issuances of Trust Units between May and July 2006.

General and Administrative Expense

General and administrative ("**G&A**") expenses were $1,437,436 for the period from March 9, 2006 to December 31, 2006. The largest G&A expense relates to employee salaries of $550,852 and general consulting costs of $296,791 for the period related to the Trust's Management team. Accounting and legal fees were the next largest item, being approximately $278,000, predominantly related to legal costs for advice on tax structure, structure of the Trust and other general legal services that were expensed. Legal costs associated with share issuances, the WPC License, and the WPC Acquisition is capitalized directly to those accounts. The remaining G&A is for office rent, employee benefits, business travel, information technology costs and general costs of setting up and maintaining an office.

Income Taxes

The Trust had a loss from operations for the period ended December 31, 2006, which resulted in a corresponding future tax recovery that was not recognized. The Trust took a full valuation allowance on the future tax asset and tax recovery, as without commercial operations it cannot be considered more likely than not that the future tax benefits could be realized.

The tax losses are realized by the Commercial Trust under Canadian tax law and will be used to offset future taxable income. The losses cannot be distributed to the Unitholders.

Loss and Cash Flow used in Operations

The loss for the period ended December 31, 2006 was $1,657,891, of which $1,437,436 related to G&A costs and the remaining amount related to non-cash charges of depreciation and stock-based compensation offset by interest income. Cash flow used in operations was $944,738 which represents the current cash expenditure for G&A costs for the period offset by interest income. The Trust has entered into the Share Purchase Agreement in respect of the WPC Acquisition which, if completed, is expected to provide cash flow to the Trust in 2007.

Capital Expenditures

A breakdown of the capital expenditures for the period ended December 31, 2006 is as follows:

	Period from March 9, 2006 to December 31, 2006
WPC License	$ 299,515
Acquisition costs	368,633
Engineering evaluations and pilot testing	945,043
Resource properties	1,107,325
Office equipment	82,821
Total Capital Expenditures	$2,803,337

During the period from March 9, 2006 to December 31, 2006, the Trust invested in various assets and activities, as follows:

WPC License: On June 6, 2006, the Trust entered into an agreement in respect of the WPC License. The financial commitments and license terms are disclosed in Note 3 of the consolidated financial statements.

Acquisition costs: On December 2, 2006, the Trust entered into the Share Purchase Agreement in respect of the WPC Acquisition. See "WPC Acquisition".

Engineering evaluations and pilot testing: The Trust has been evaluating the WPC Technology for various feedstocks, and outputs through pilot testing at the WPC facility outside of Pittsburgh. This will provide a basis to move forward on the planning and detailed engineering of future projects. The Trust also has engaged several studies, from well respected engineering firms, and other industry experts to provide more detailed capital and operating cost data which will be used to perform more detailed economic modeling. These studies have now been completed and the engineering team of the Trust intends to use these results to focus project development efforts going forward.

Resource properties: Early in 2006, the Trust invested in a study which evaluated the known EUB coal reserves in Alberta. The evaluation was based on various factors including size of reserves, quality, access to market, depth and infrastructure availability. This ranking process was used as a basis for Alter Nrg to participate in the August 3, 2006 Crown land sale where it acquired the rights, at its Fox Creek Property, for approximately 770 million tonnes of coal in place (as evaluated in the Norwest Report); with leases in Hinton and Wetaskiwin that have yet to be evaluated. The Crown lease costs represent the majority of the costs to date. This secures a feedstock source for the Trust going forward and, combined with the WPC License, positions the Trust with full-cycle operating capability.

Liquidity and Capital Resources

At December 31, 2006, the Trust had $9,000,252 in cash and cash equivalents and $8,466,410 net working capital surplus. The working capital surplus is primarily a result of the net proceeds received by the issuance of Trust Units, offset by capital expenditures and G&A costs. Net proceeds of $12.6 million were received from the May, June, July, and December 2006 private placement issuances of Trust Units. See "Management's Discussion and Analysis Regarding the Trust — Equity". These proceeds provide the Trust with the capital to continue to invest in a resource base, provide for G&A support for the team and fund engineering studies to provide a strong technical foundation to evaluate investment opportunities.

Equity

As at December 31, 2006, the Trust had 17,360,272 Trust Units outstanding. As at April 4, 2007, the Trust had 17,555,272 Trust Units outstanding.

On May 29, 2006, the Trust closed a private placement of 7,520,000 Trust Units at $0.40 per Trust Unit for gross proceeds of $3,008,000. In June and July 2006, the Trust closed a private placement of 7,695,355 Trust Units at a price of $0.75 per Trust Unit for gross proceeds of $5,771,525. No commissions were paid on the transactions and officers, directors and key consultants of the Trust participated in both private placements. Trust Unit issuance costs related to these transactions were $131,703.

On December 29, 2006, the Trust closed the first tranche of the private placement of 2,144,917 Trust Units at $2.00 per Trust Unit for gross proceeds of $4,289,834. Trust Unit issuance costs related to this transaction were $313,839. The second tranche of the private placement was closed subsequent to year end. See "Prior Sales of Securities".

The Trust granted 1,476,500 Options in 2006 (28,200 of which were subsequently cancelled) and had 1,448,300 Options outstanding at a weighted average exercise price of $0.69 per Trust Unit at December 31, 2006. See "Executive Compensation — Unit Option Plan".

The authorized share capital consists of an unlimited number of Trust Units.

Contractual Obligations

The Trust has entered into a lease for office space which expires on March 31, 2011. The annual commitments for the next five years are as follows:

Annual Commitments

2007	$85,500
2008	91,500
2009	97,500
2010	97,500
2011	24,500

The Trust also has ongoing commitments under the WPC License as disclosed in Note 3 of the consolidated financial statements. These commitments are for exclusivity of the WPC License and are conditioned upon continued commercial success with the WPC Technology. See "Development of the Business".

The Trust has annual coal lease rental payments of $96,096 per year for 15 years.

Related Party Transactions

During the period, the Trust paid $263,075 for legal fees to a legal firm of which two officers of Alter Nrg are partners; these fees are included in G&A expense, WPC License acquisition costs and Trust Unit issue costs. All legal costs were transacted at general market terms and conditions.

During the period, a director loaned $750,000 to the Trust through an unsecured, non-interest-bearing loan. The loan was repaid during the period.

During the period, the Trust also paid $42,400 in engineering consulting fees to a firm of which one of the officers of Alter Nrg is a partner.

Off-Balance Sheet Arrangements

As at December 31, 2006, the Trust does not have off-balance sheet arrangements.

New Accounting Policies

This is the first reporting period of the Trust which has adopted the current accounting policies under Canadian GAAP.

Financial Instruments

The Trust's financial instruments consist of accounts receivable, accounts payable and accrued liabilities. It is Management's opinion that the Trust is not exposed to significant interest, currency or credit risks arising from the financial instruments and that the fair value of these instruments approximate their carrying values due to their short term nature.

Key Risks and Uncertainties

See "Risk Factors".

Subsequent Event

On January 12, 2007, the Trust closed the second tranche of a private placement for 195,000 Trust Units at $2.00 per Trust Unit for gross proceeds of $390,000. See "Management's Discussion and Analysis Regarding the Trust — Equity".

DIRECTORS AND OFFICERS

The following table sets forth the name and municipality of residence, position held with the Corporation, principal occupation and date of election or appointment as a director or officer, as the case may be, of each director and executive officer of the Corporation as at April 4, 2007.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation During Previous Five Years	Director/Officer Since[1]
MICHAEL E. HEIER[2],[3],[4] . . . Calgary, Alberta	Director and Chairman	Chairman of the Board of Directors of Trinidad Drilling Ltd. or its predecessor since June 1998; Director and Executive Chairman of Alter Nrg since November 7, 2005.	February 20, 2007
NANCY M. LAIRD[2],[3],[4] . . . Calgary, Alberta	Director	Independent Businessperson and corporate director of Alberta Electric System Operator, Canetic Resources Trust, Keyera Facilities Income Fund and Synodon Inc.; Director of Alter Nrg since May 23, 2006; prior thereto, Vice President, Marketing and Midstream of PanCanadian Energy Corporation from April 1997 to April 2002 and subsequently held the same position with EnCana Corporation until June 2002.	February 20, 2007
BRENT J. CONWAY[2],[3],[4] . . . Calgary, Alberta	Director	Chief Financial Officer of Trinidad Drilling Ltd. or its predecessor since November 2001; Director of Alter Nrg since November 7, 2005.	February 20, 2007
MARK A. MONTEMURRO . . . . Calgary, Alberta	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation since February 20, 2007; President and Chief Executive Officer of Alter Nrg since May 1, 2006; prior thereto, President of Alter Nrg since November 7, 2005; prior thereto, Vice President, Thermal Operations of Deer Creek Energy Limited from August 2002 to September 2005; prior thereto, General Manager at PanCanadian Energy Corporation from 1997 to June 2002.	February 20, 2007
DANIEL R. HAY . . . . Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Corporation since February 20, 2007; Chief Financial Officer of Alter Nrg since May 23, 2006; prior thereto, Chief Financial Officer of Waveform Energy Ltd. from February 2005 to November 2006; prior thereto, a Senior Manager of Grant Thornton LLP from October 2003 to January 2005; prior thereto, a Manager at Collins Barrow from 1998 to September 2003.	February 20, 2007

Name and Municipality of Residence	Position with the Corporation	Principal Occupation During Previous Five Years	Director/Officer Since[1]
RICHARD D. BOWER . . . . Calgary, Alberta	Vice President, Engineering	Vice President, Engineering of the Corporation since February 20, 2007; Vice President, Engineering of Alter Nrg since May 1, 2006; prior thereto, a professional engineer with and founder of BDR.	February 20, 2007
KEVIN L. WILLERTON . . . . . . Calgary, Alberta	Vice President, Business Development	Vice President, Business Development of the Corporation since February 20, 2007; Vice President, Business Development of Alter Nrg since October 16, 2006; prior thereto, Director, Market Services of Alberta Electric System Operator from November 2004 to October 2006; prior thereto, Vice President, Business Development of ENMAX Corporation from October 2000 to May 2004.	February 20, 2007
MICHELLE M. LEMMENS	Controller	Controller of the Corporation since February 20, 2007; Controller of Alter Nrg since December 2006; prior thereto, Manager, Accounting & Tax of Total E&P Canada Ltd. from December 2005 to December 2006; prior thereto, Senior Financial Analyst at Deer Creek Energy Limited from November 2004 to December 2005; prior thereto, Assistant Controller of Promax Energy Inc. from 2002 to November 2004.	February 20, 2007
BROCK W. GIBSON	Corporate Secretary	Partner, Blake, Cassels & Graydon LLP	February 20, 2007
SCOTT W. N. CLARKE	Assistant Corporate Secretary	Partner, Blake, Cassels & Graydon LLP	February 20, 2007

Notes:

(1) Each of the directors has been appointed to hold office until the next annual general meeting of Shareholders or until his successor is duly elected or appointed, unless his position is earlier vacated. The Corporation's articles of incorporation permit the Board of Directors to appoint one or more additional directors to serve until the next annual general meeting of Shareholders, provided that the number of such additional directors shall not, at any time, exceed one-third of the number of directors who held office at the expiration of the last annual meeting of Shareholders of the Corporation. The Corporation's articles of incorporation currently authorize a minimum of one and a maximum of 11 directors to serve on the Board of Directors and the number of directors has been initially set at three.

(2) Member of the Audit Committee.

(3) Member of the Compensation Committee.

(4) Member of the Governance and Nominating Committee.

As at the date of this prospectus, and assuming completion of the Reorganization, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, a total of 8,018,749 Common Shares, representing approximately 45.7 percent of the issued and outstanding Common Shares of the Corporation (23.2 percent after giving effect to the Minimum Offering and the WPC Acquisition, 21.8 percent after giving effect to the Maximum Offering and the WPC Acquisition and 20.5 percent after giving effect to the Maximum Offering, the full exercise of the Over Allotment Option and the WPC Acquisition, assuming they do not subscribe for any Common Shares pursuant to the Offering).

The following are brief biographies of each of the officers and directors of the Corporation, including a description of their present occupation and their principal occupations during the last five years.

Directors

Michael E. Heier/Director and Chairman

Mr. Heier is the founder and Chairman of Trinidad Drilling Ltd. ("**Trinidad**"), the operating subsidiary of Trinidad Energy Services Income Trust, a TSX listed Trust. Mr. Heier has also held the position of Chief Executive Officer of Trinidad or its predecessor since June 1998. He is a journeyman millwright and has been involved in the oil and gas industry in Western Canada since 1976. Mr. Heier played a key role in the growth of a family group of companies from that time until early 2000. At its peak activity level in 1997, this group of companies had combined revenues in excess of $50 million and employed just fewer than 400 people throughout Western Canada.

Mr. Heier also served as Chief Executive Officer and Chairman of Trinity Energy Ltd. from 1987 to 1998. Trinity Energy Ltd. grew from 25 bbl/d day to an average of over 2,000 bbl/d making it one of the largest private independent oil and gas producers in the Province of Saskatchewan. During this same time frame, Trinity Energy Ltd. developed and sold over $75 million worth of oil and gas assets. Trinity Energy Ltd. became Trinity Energy Inc. in 1998 and went on to find one of the largest concentrated deposits of coal bed methane in the plains region in Alberta. This land position was successfully joint-ventured with Nexen Inc. in 2000. Trinity Energy Inc. operated as a public non-trading entity with approximately 135 shareholders.

Nancy M. Laird/Director

Ms. Laird is a corporate director with more than 20 years of experience in the energy industry. Ms Laird served as a Senior Vice-President, Marketing and Midstream for PanCanadian Energy Corporation ("PanCanadian"), a TSX listed Company, from April 1997 to April 2002 and subsequently held the same position with EnCana Corporation until June 2002. Prior to joining PanCanadian, Ms. Laird was President of NrG Information Services Inc., a joint venture initiative involving four of North America's leading natural gas pipeline companies with a mandate to create a seamless flow of natural gas across North America.

Ms. Laird is currently a board member for the Alberta Electric System Operator, Canetic Resources Trust (a TSX and NYSE listed company), Keyera (formerly KeySpan) Facilities Income Fund (a TSX listed company) and Synodon Inc. (a TSXV listed company). Ms. Laird holds a Bachelor of Arts Degree (Honours) from the University of Western Ontario and earned her MBA from the Schulich School of Business at York University in Toronto.

Brent J. Conway/Director

Mr. Conway graduated from the Faculty of Management at the University of Calgary with a Bachelor of Commerce degree in accounting. Mr. Conway received his Certified General Accountant Designation in 1986. He began his business career in 1991, joining Deloitte and Touche, Chartered Accountants where he advanced through the audit group reaching the level of Senior Accountant.

In 1994, Mr. Conway joined Bowridge Resource Group Inc., a TSX listed company ("**Bowridge**"), in the capacity of Corporate Controller. He was promoted to Chief Financial Officer in 1996 and was promoted again in 1999 to Vice President Finance and Chief Financial Officer. Mr. Conway left Bowridge in November 2001 when the company was purchased and privatized. He joined Trinidad in November of 2001 as Chief Financial Officer and still retains that position.

Executive Officers and Senior Management

Mark A. Montemurro/President and Chief Executive Officer

Mr. Montemurro recently held the position of Vice President, Thermal Operations with Deer Creek Energy Limited (a TSX listed company) from August 2002 to September 2005, at which time the company was purchased by Total E&P Canada Ltd. He has more than 24 years of oil and gas experience, focusing primarily on the application of new technologies and the commercial development of conventional and thermal heavy oil.

Prior to Deer Creek Energy Limited, Mr. Montemurro was General Manager at PanCanadian, and was initially responsible for the Heavy Oil Business Unit and later, Information Services. Mr. Montemurro spent eight years in increasingly senior engineering management roles at CS Resources Limited. He holds a Bachelor of Science degree in Chemical Engineering from the University of Calgary.

Daniel R. Hay/Chief Financial Officer

As Chief Financial Officer and Vice President Finance of Waveform Energy Ltd. (a TSX listed company) from February 2005 to November 2006. Mr. Hay brings with him extensive experience in oil and gas accounting, finance and public company reporting. Mr. Hay was also a Senior Manager with Grant Thornton LLP, from October 2003 to January 2005, where he was leader of the oil and gas business unit specializing in audit, taxation and consulting services that included public documents and filings.

Mr. Hay holds a Bachelor of Commerce degree from the University of Calgary and is a Chartered Accountant.

Richard D. Bower/Vice President, Engineering

Mr. Bower's career as a professional engineer began in 1973 and has been in the oil and gas industry of Alberta with the majority of his experience focused on the design of gas plants and oil production facilities. Mr. Bower is a professional engineer with a Bachelor of Science in Chemical Engineering.

In 1984, Mr. Bower, with two co-workers, formed an engineering consulting firm, BDR, to provide project engineering and management services to the oil and gas industry. Over the past 22 years, Mr. Bower has led the design and construction of numerous facilities in Western Canada and South America. Projects have ranged from oil facilities, sweet and sour gas processing facilities, turbine driven power generation and cogeneration, SAGD facilities, water treatment and sour gas re-injection facilities. Capital budgets for these facilities have ranged from less than $1 million to over $150 million. On many of these projects, Mr. Bower has utilized innovative technology and design strategies which have resulted in setting the benchmarks for others in the industry.

Kevin L. Willerton/Vice President, Business Development

Mr. Willerton brings to Alter Nrg 20 years of experience in the electricity industry, the majority of which has been in a business development capacity. He was Vice President Business Development at ENMAX Corporation, from October 2000 to May 2004, where he led the company's entry into wind power. Mr. Willerton held numerous roles over a ten year period at TransAlta Corporation, from 1989 to 1999, including business development, marketing, commodity risk management and engineering.

Mr. Willerton is a Professional Engineer, has a Bachelor of Science degree in Electrical Engineering from the University of Saskatchewan and a Masters of Business Administration from the University of Calgary.

Michelle M. Lemmens/Controller

Ms. Lemmens brings to the Corporation experience in oil and gas accounting, corporate reporting, finance, tax, budgeting and regulatory compliance. Prior to joining the Corporation, Ms. Lemmens was Manager, Accounting and Tax of Total E&P Canada Ltd., and has held positions with Promax Energy Inc. as an Assistant Controller and Deer Creek Energy Limited as a Senior Financial Analyst (TSX listed companies). Ms. Lemmens holds a Bachelor of Science degree from the University of Calgary.

Brock W. Gibson/Corporate Secretary

Mr. Gibson has been a senior partner in the Calgary office of Blake, Cassels & Graydon LLP since 1996. He advises primarily on mergers and acquisitions, corporate finance and energy transactions. His clients include energy and power companies, investment dealers, income funds and services and technology companies. Mr. Gibson also has extensive experience in all aspects of energy and power-related transactions, as well as corporate, securities, governance and trust matters affecting energy and power entities.

Scott W. N. Clarke/Assistant Corporate Secretary

Mr. Clarke is a partner in the Calgary office of Blake, Cassels & Graydon LLP, where he has practiced since 1997. Mr. Clarke's practice has a primary focus on securities and transactional corporate matters. Mr. Clarke principally represents a broad range of resource-based, oilfield services and energy sector clients, including alternative energy.

Committees of the Board of Directors

The Board of Directors has established three board committees: an Audit Committee, a Compensation Committee and a Governance and Nominating Committee. The information below summarizes the functions of each of the committees in accordance with their charters.

Audit Committee

The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110 — Audit Committees of the Canadian Securities Administrators ("**MI 52-110**"). The Board of Directors has determined that the Audit Committee members have the appropriate level of financial understanding and industry specific knowledge to be able to perform the duties of the position and, in particular, are "financially literate" as defined in MI 52-110.

The Audit Committee shall, as permitted by, and in accordance with, the requirements of the ABCA and the Corporation's articles and by-laws and any legal or regulatory authority having jurisdiction, periodically assess the adequacy of procedures for the public disclosure of financial information and review on behalf of the Board of Directors, and report to the Board of Directors, the results of its review and its recommendation regarding all material matters of a financial reporting and audit nature, including, but not limited to the following main subject areas:

(a) financial statements, including management's discussion and analysis thereof;

(b) financial information in any annual information form, management proxy circular, prospectus or other offering document, material change report or business acquisition report;

(c) reports to shareholders and others;

(d) annual and interim press releases regarding financial results or containing earnings guidance;

(e) internal controls;

(f) audits and reviews of financial statements of the Corporation and its subsidiaries; and

(g) filings to securities regulators containing financial information.

The Audit Committee shall ensure satisfactory procedures for receipt, retention and treatment of complaints and for the confidential, anonymous submission by employees regarding any accounting, internal accounting controls or auditing matters. The Board of Directors will be kept informed of the Audit Committee's activities by a report delivered at each regular meeting of the Board of Directors.

The Audit Committee shall recommend the appointment and compensation of the external auditor annually and shall review and evaluate the external auditor. Once appointed by the shareholders, the external auditor shall report directly to the Audit Committee. The Audit Committee shall review and approve the Corporation's hiring policies regarding current and former partners and employees of the external auditor. In addition, the Audit Committee shall pre-approve non-audit services undertaken by the external audit firm.

The Audit Committee shall have direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and Management.

The Audit Committee will meet at least once per financial quarter to fulfil its mandate. The Audit Committee is comprised of Mr. Heier, Ms. Laird and Mr. Conway, who will be the chair of the Audit Committee.

Compensation Committee

The Compensation Committee's role is to assist the Board of Directors in fulfilling its responsibilities relating to matters of human resources and compensation, including equity compensation, and to establish a plan of continuity and development for senior Management of the Corporation. The Compensation Committee will also review and recommend to the Board of Directors a comprehensive statement of compensation philosophy, strategy and principles for the Corporation's executives, and periodically evaluate the Corporation's compensation and benefits program in accordance with such statement. The Compensation Committee will review and make recommendations to the Board of Directors regarding all new employment, consulting, retirement and severance agreements and arrangements proposed for the Corporation's executives, and will evaluate existing agreements with the Corporation's executives, including the Chief Executive Officer, and with the Corporation's directors.

The Compensation Committee is comprised of Mr. Heier, Mr. Conway and Ms. Laird, who will be the chair of the Compensation Committee.

Governance and Nominating Committee

The Governance and Nominating Committee's charter provides that the responsibilities of such committee will include: (i) establishing and reviewing member characteristics for the Board of Directors; (ii) evaluating, identifying and

recommending nominees to the Board of Directors; (iii) monitoring and reviewing the education and development of members of the Board of Directors; (iv) recommending directors to serve as committee members and chairs; (v) reviewing and developing corporate governance guidelines, policies and procedures for the Board of Directors; (vi) establishing and implementing evaluation processes for the Board of Directors, committees and chairs; (vii) establishing procedures for the engagement of independent counsel by a director; (viii) reviewing disclosure by the Corporation of matters within the Governance and Nominating Committee's mandate; and (ix) reviewing and evaluating the Governance and Nominating Committee's charter and efficacy.

The Governance and Nominating Committee is comprised of Mr. Heier, Mr. Conway and Ms. Laird, who will be the chair of the Governance and Nominating Committee.

Corporate Cease Trade Orders or Bankruptcies

No director or officer of the Corporation is, or within the ten years prior to the date hereof has been, a director, officer or promoter of any other issuer that, while that person was acting in the capacity of a director, officer or promoter of that issuer, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under applicable securities laws for a period of more than 30 consecutive days, or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director or officer of the Corporation has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority, or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other material penalties or sanctions imposed by a court or regulatory body.

Personal Bankruptcies

No director or officer of the Corporation (or personal holding company of any such person) has, during the ten years prior to the date hereof, become bankrupt or, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

Conflicts of Interest

Except as set forth below and other than as disclosed elsewhere in this prospectus, there are no known existing or potential conflicts of interest among the Corporation, its directors or officers as a result of their outside business interests, except that certain of the directors and officers serve as directors and/or officers of other public companies which may be involved in the oil and natural gas industry and therefore it is possible that a conflict may arise between their duties as a director or officer of the Corporation and their duties as a director and/or officer of such other companies. Any such conflicts shall be dealt with in accordance with the procedures set forth in the ABCA. See "Principal Holders of Common Shares".

Mr. Bower is a director of BDR, which provides engineering services to the industry and is presently providing engineering services to the Corporation. See "The Corporation's Execution and Technical Strengths".

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following table sets forth all annual and long-term compensation of the individuals who were, at December 31, 2006, Alter Nrg's President and Chief Executive Officer, Chief Financial Officer, Vice President, Engineering and Vice President, Business Development (collectively, the "**Named Executive Officers**"), for the financial year of Alter Nrg ended December 31, 2006. Following the completion of the Reorganization, such individuals will be compensated by the Corporation and not Alter Nrg.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation — Awards		Long-Term Compensation — Payouts	
Named Executive Officer	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Trust Units Under Options Granted (#)	Trust Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)
MARK A. MONTEMURRO[1] President and Chief Executive Officer	2006	154,167	24,000	Nil	261,900	Note 5	Nil	Nil
DANIEL R. HAY[2] Chief Financial Officer	2006	59,583	20,000	Nil	201,300	Note 5	Nil	Nil
RICHARD D. BOWER[3] Vice President, Engineering	2006	55,965	24,000	Nil	140,600	Note 5	Nil	Nil
KEVIN L. WILLERTON[4] Vice President, Business Development	2006	35,417	12,000	Nil	135,000	Note 5	Nil	Nil

Notes:

(1) Mr. Montemurro commenced paid employment with Alter Nrg on March 9, 2006.

(2) Mr. Hay commenced employment with Alter Nrg on May 23, 2006.

(3) Mr. Bower commenced employment with Alter Nrg on May 1, 2006.

(4) Mr. Willerton commenced employment with Alter Nrg on October 16, 2006.

(5) All Trust Units underlying the Options held by the Named Executive Officers vest as to one third of the Options granted immediately upon grant and as to one third of the number of Options granted on each of the one year and two year anniversaries of the date of grant. As there is currently no public market for the Trust Units, the dollar value of the Trust Units subject to sale restrictions is undeterminable. See "Executive Compensation — Unit Option Plan".

Unit Option Plan

The Trust has adopted a Trust Unit option plan (the "**Option Plan**") to enable the directors, officers and employees of the Trust's affiliates to participate in the growth and development of the Trust by providing such persons with the opportunity, through options ("**Options**") to acquire an increased proprietary interest in the Trust that will be aligned with the interests of the Unitholders. Since adoption of the Option Plan, an aggregate of 1,496,500 Options have been granted (62,400 of which were subsequently cancelled) and none of such Options have been exercised.

Upon closing of the Reorganization, the Option Plan will be discontinued and the Options which are issued and outstanding at the commencement of closing of the Reorganization will be exchanged for new options ("**Stock Options**") (on a 1:1 basis) under a proposed stock option plan (the "**Stock Option Plan**") of the Corporation. The Stock Options will have the same exercise price and vesting terms as the Options they replace. The terms of the Stock Option Plan are described below under "Executive Compensation — Stock Option Plan".

Stock Option Plan

The Corporation intends to adopt the Stock Option Plan in conjunction with the Reorganization. The Stock Option Plan will enable the directors, officers, employees and consultants of the Corporation and its affiliates to participate in the growth and development of the Corporation by providing such persons with the opportunity, through options ("**Stock**

Options") to acquire an increased proprietary interest in the Corporation that will be aligned with the interests of the Shareholders. Upon completion of the Reorganization and the closing of the Offering, the Stock Option Plan will be the Corporation's only securities-based compensation arrangement pursuant to which securities may be issued from treasury of the Corporation.

The Stock Option Plan will be administered by the Board of Directors which may grant Stock Options to purchase Common Shares to directors, officers, employees and consultants of the Corporation and its affiliates. The Board of Directors has the discretion to determine to whom Stock Options will be granted, the number and exercise price of such Stock Options and the terms and time frames in which the Stock Options will vest and be exercisable. Stock Options, however, may only be exercisable for a maximum of ten calendar years from the date of grant and the exercise price of the Stock Options must be no less than the volume-weighted average trading price of the Common Shares on the TSXV for the five trading days preceding the date on which the granting of an Stock Option is approved by the Board of Directors.

Notwithstanding the maximum ten year term (or any shorter term determined by the Board of Directors), the Stock Option Plan will contain provisions which address the circumstance in which a Stock Option expires during a time when the Corporation is under a self-imposed blackout period which prevents officers, directors, employees and consultants from exercising Stock Options. The Corporation has, and intends to have in the future, policies which mandate trading blackouts in certain circumstances, such as preceding the release of financial results. The Stock Option Plan will provide that if the expiration date for a Stock Option occurs during a blackout period applicable to the relevant optionee, or within 10 business days after the expiry of a blackout period applicable to the relevant optionee, then the expiration date for that Stock Option shall be the date that is the tenth business day after the expiry date of the blackout period (the "**Blackout Expiration Term**").

The Blackout Expiration Term will only be available when there is a blackout period self-imposed by the Corporation (that is, it does not apply to the Corporation or its insiders being the subject of a cease trade order) and the Blackout Expiration Term will be available to all eligible participants under the Stock Option Plan, under the same terms and conditions.

In the absence of the alternative resolution of the Board of Directors at the time of the granting of Stock Options to a grantee, the Stock Options issued to a grantee will vest as to one third of the number of Stock Options granted immediately and as to one third of the number of Stock Options granted on each of the one year and two year anniversaries of the date of grant.

The number of Common Shares to be reserved for issuance under the Stock Option Plan will equal 10% of the issued and outstanding Common Shares, from time to time. Any Stock Options granted during the period subsequent to closing of the Offering and the next Annual General Meeting of the Shareholders will be subject to Shareholder ratification.

The maximum number of Stock Options (and corresponding Common Shares reserved for issuance upon exercise of such Stock Options) that may be issued to any one person under the Stock Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Stock Option. The maximum number of Stock Options (and corresponding Common Shares reserved for issuance upon the exercise of such Stock Options) that may be reserved for issuance to insiders of the Corporation under the Stock Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The total number of Stock Options which may be granted to any one insider of the Corporation within a one year period shall not exceed 5% of the issued and outstanding Common Shares.

In addition to the limits set forth above, the Stock Option Plan imposes limits on the number of Stock Options that may be issued to consultants and employees who perform investor relations activities. The maximum number of Stock Options that may be granted to any one consultant of the Corporation within a one year period shall not exceed 2% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. Similarly, the maximum number of Stock Options that may be granted within a one year period to an employee conducting investor relations activities shall not exceed 2% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant.

A Stock Option is personal to the grantee of the Stock Option and is non-transferable and non-assignable. The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Stock Options and the issuance of Common Shares. If the employment or appointment of a Stock Option holder with the Corporation or its affiliates is terminated by either party for any reason other than termination for cause, the Stock Options held by such Stock Option holder must be exercised within 90 days of the date of termination of the Stock Option holder's

employment or appointment with the Corporation or its affiliates. If terminated for cause, the Stock Options held by such Stock Option holder terminate and are cancelled upon the holder ceasing to be a director, officer or employee of the Corporation or its affiliates.

The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation. If, during the term of a Stock Option, the Corporation is merged into or amalgamated with any other entity, or the Corporation sells all or substantially all of its assets, and as a result of such transactions the Shareholders would receive securities of another issuer in substitution for the Common Shares, the Stock Options would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of such merger, amalgamation or sale if the Stock Option holder had exercised the Stock Options to purchase Common Shares immediately prior to the transaction. However, if the employment or appointment of a Stock Option holder with the Corporation, its affiliates or a successor issuer is terminated for any reason (other than for cause or the death of the holder) within 90 days of a merger, amalgamation or sale as described above, the Stock Option holder may exercise all of his or her Stock Options within 90 days of such termination, whether or not such Stock Options would have otherwise been vested or exercisable. Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the *Securities Act* (Ontario) is made for the Common Shares, holders of Stock Options have the right to immediately exercise all unexercised Stock Options held by such holder, whether vested or not at such time, in order to tender such Common Shares to the take-over bid. If such Common Shares are not tendered to or taken up under the bid, any Common Shares so acquired by the holder of the exercised Stock Options are deemed to be cancelled and returned to the Corporation and the Stock Options and the consideration paid by the holder to exercise such Stock Options will be returned to the holder.

The Stock Option Plan will state that the Board of Directors may amend, suspend or discontinue the Stock Option Plan at any time, provided that Shareholder approval will be required to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan or change the manner of determining the exercise price for Stock Options.

Option Grants During the Most Recently Completed Financial Year

The following table summarizes the outstanding Options granted to the Named Executive Officers pursuant to the Unit Option Plan for the period ended December 31, 2006:

Named Executive Officer	Trust Units Under Options Granted (#)[1]	% of Total Options Granted to Employees in Financial Year ended December 31, 2006	Exercise Price of Options ($/Option)	Market Value of Trust Units Underlying Options ($/Unit)	Option Expiry Date
MARK A. MONTEMURRO	126,900	8.8%	0.45	Note 2	May 30, 2016
President and Chief Executive Officer	135,000	9.3%	0.80	Note 2	August 29, 2016
DANIEL R. HAY	112,800	7.8%	0.45	Note 2	May 30, 2016
Chief Financial Officer	88,500	6.1%	0.80	Note 2	August 29, 2016
RICHARD D. BOWER	84,600	5.8%	0.45	Note 2	May 30, 2016
Vice President, Engineering	56,000	3.9%	0.80	Note 2	August 29, 2016
KEVIN L. WILLERTON	135,000	9.3%	1.00	Note 2	October 16, 2016
Vice President, Business Development					

Notes:

(1) At the time of closing of the Reorganization, each Option will be exchanged for a Stock Option. See "Executive Compensation — Stock Option Plan".

(2) As there is currently no public market for the Trust Units, the market value of the Trust Units underlying Options is undeterminable.

Employment Agreements

Alter Nrg has executive employment agreements with each of Messrs. Mark A. Montemurro, President and Chief Executive Officer, Daniel R. Hay, Chief Financial Officer, Kevin L. Willerton, Vice President, Business Development and Richard D. Bower, Vice President, Engineering (each, an "**Executive**").

The executive employment agreements between Alter Nrg and each of the Executives are in substantially similar form, other than as set forth below. The executive employment agreements have an indefinite term and provide for the salary and benefits to be paid to such Executives, comprised of current annual salaries of $192,400 (Mr. Montemurro), $155,000 (Mr. Hay), $176,800 (Mr. Willerton) and $176,800 (Mr. Bower). In addition, each Executive is entitled to benefits and an annual bonus to be determined by the Corporation, at the discretion of the Board of Directors, and is eligible to be considered for grants under the Stock Option Plan. See "Executive Compensation — Stock Option Plan".

The executive employment agreements also provide that if the Executive is terminated without just cause, the Executive will be entitled to receive, in the aggregate, a lump sum severance payment equal to the Executive's annual base salary as at the date of termination multiplied by 1.5, plus the equivalent of 18 months' health benefits and bonus (the "**Severance Payment**"). In addition, the executive employment agreements provide that if the Executive terminates his employment with the Corporation within the three month period following a change of control of the Corporation, he will be entitled to receive, within seven days after the date of such termination, the Severance Payment. In either case, the Executive's right to receive the Severance Payment is not subject to any obligation to mitigate, nor is it affected by any actual mitigation. The completion of the Reorganization and the WPC Acquisition will not constitute a change of control for the purposes of these executive employment agreements.

Pursuant to the executive employment agreements, each of the Executives is subject to a covenant not to compete with the Corporation during the term of the executive's employment. In addition, each Executive is subject to a covenant not to initiate contact with any employee or other executive of the Corporation for the purpose of offering him or her employment or business opportunities with any person or entity other than the Corporation, or solicit any customers of the Corporation, for a period of 12 months after the Executive's employment is terminated for any reason.

Concurrently with the execution of each Executive's employment agreement, each Executive entered into a Confidentiality and Intellectual Property Rights Agreement wherein he covenants and agrees not to disclose certain confidential information and intellectual property rights of the Corporation.

If the Offering and the Reorganization are completed, it is expected that the Corporation will enter into executive employment agreements with each Executive on substantially similar terms and the existing executive employment agreements with Alter Nrg will be terminated.

Pension and Retirement Plans

The Corporation does not currently have pension or retirement plans; therefore, no compensation is currently paid to the directors or officers of the Corporation in that capacity.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the securities of the Trust that are authorized for issuance under equity compensation plans as at December 31, 2006. The Trust does not have any equity compensation plans not approved by the Unitholders.

Plan Category	Number of Trust Units to be Issued Upon Exercise of Outstanding Option	Weighted Average Exercise Price of Outstanding Options	Number of Trust Units Remaining Available For Issuance Under Equity Compensation Plans (Excluding Outstanding Securities Reflected in the First Column)
Option Plan[(1)]	1,448,300	$0.69	287,727[(2)]
Total	1,448,300	$0.69	287,727

Notes:

(1) At the time of closing of the Reorganization, each Option will be exchanged for a Stock Option. See "Executive Compensation — Stock Option Plan".

(2) The aggregate number of Common Shares that may be reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares.

Compensation of Directors

No compensation is currently paid to the directors of Alter Nrg or the Corporation in that capacity except Unit Option grants and Stock Option grants, as applicable, as described herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is a director or executive officer of either Alter Nrg or the Corporation, and no associate of any such individual, is, or has been at any time during the fiscal period ended December 31, 2006, indebted to either Alter Nrg or the Corporation or any of their respective subsidiaries or to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by either Alter Nrg or the Corporation or any of their respective subsidiaries, other than routine indebtedness.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "**Agency Agreement**") dated April 10, 2007, among the Corporation, the Trust and the Agents, the Agents have agreed to act as, and have been appointed as, the sole and exclusive agents of the Corporation to offer for sale to the public the Offered Shares on a best efforts basis if, as and when issued by the Corporation, subject to the terms and conditions of the Agency Agreement. The Agents will receive a commission equal to $0.1463 per Offered Share sold under the Offering or 6.5% of the gross proceeds of the Offering, payable by the Corporation. The Agents have agreed to use their best efforts to secure subscriptions for the Offered Shares on behalf of the Corporation, and, if the Agents deem it appropriate, to make syndication or other selling arrangements with other investment dealers at no additional cost to the Corporation. The obligations of the Agents under the Agency Agreement are several and not joint and may be terminated at any time at the Agents' discretion on the basis of their assessment of the financial markets and the occurrence of certain stated events. While the Agents have agreed to use their best efforts to sell the Offered Shares offered hereby, the Agents will not be obliged to purchase any Offered Shares which are not sold.

There is currently no market for the Offered Shares. Accordingly, the offering price of the Offered Shares offered hereunder was determined by negotiation among the Corporation, Wellington West Capital Markets Inc. and Canaccord Capital Corporation. Subscriptions for Offered Shares will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription book at any time without notice. It is expected that definitive certificates for the Offered Shares will be available for delivery on the closing of this Offering. Closing of this Offering is expected to occur on or about April 17, 2007, or such later date as may be agreed upon by the Corporation and the Agents, but, in any event, not later than April 30, 2007.

The TSXV has conditionally approved the listing of the Common Shares. Listing is subject to the Corporation fulfilling all of the requirements of the TSXV, including distribution of the Common Shares to a minimum number of public securityholders.

Closing of the Offering is conditional upon the satisfaction of all conditions relating to the completion of the Reorganization and the WPC Acquisition, other than the payment of the Purchase Price in respect thereof. This prospectus also qualifies the distribution of the Common Shares issuable pursuant to the Reorganization and the WPC Acquisition. See "The Reorganization" and "WPC Acquisition".

Notwithstanding the above, the Offering will be discontinued in the event that a closing in respect of the Minimum Offering has not occurred on or prior to the date which is 90 days from the issuance of a receipt for this prospectus, unless each of the persons or companies who have subscribed within such period consents to the continuation of the Offering.

Until such time as a closing has occurred in respect of the Minimum Offering, all subscription funds received by the Agents will be held by the Custodian, pending closing of the Minimum Offering, pursuant to the provisions of the Agency Agreement. If the Minimum Offering has not been subscribed for prior to the expiry of the 90 day period, the Custodian shall promptly return the proceeds of subscriptions to the subscribers without interest or deduction unless such subscribers have otherwise instructed the Custodian.

The Corporation has granted to the Agents the Over Allotment Option, which is exercisable, in whole or in part, from time to time up to 30 days after Closing and which gives the Agents the right to offer for sale an additional number of Common Shares as is equal to 15% of the number of Common Shares issued pursuant to the Offering on the same terms and conditions of the Offering to cover over allotments, if any, and for market stabilization purposes. The Agents will be paid a fee of $0.1463 per Common Share for each Common Share placed pursuant to the exercise of the Over Allotment Option. If the Over Allotment Option is exercised in full, the gross proceeds from the sale of Common Shares, the Agents' fee thereon and net proceeds to the Corporation will be $40,250,000, $2,616,250 and $37,633,750, respectively, not including estimated expenses of the Offering and the Reorganization of $500,000.

Pursuant to policy statements of certain Canadian securities authorities, the Agents may not, throughout the period of distribution, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions, on the

condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. Such exceptions include a bid or purchase permitted under the by-laws and rules of the relevant self-regulatory authorities relating to market stabilization and passive market-making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. In connection with the Offering, and subject to the foregoing, the Agents may effect transactions which stabilize or maintain the market price for the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Corporation has agreed that it will not, without the prior consent of Wellington West Capital Markets Inc. and Canaccord Capital Corporation, which consent may not be unreasonably withheld, authorize, issue or sell any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares, or agree or announce any intention to do so, at any time prior to 120 days after the Closing Date, other than Common Shares to be issued by the Corporation in connection with the Reorganization and the WPC Acquisition, Stock Options issued pursuant to the Stock Option Plan or Common Shares issuable on exercise of Stock Options.

The Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and accordingly may not be offered or sold in the United States except pursuant to registration under the U.S. Securities Act and any applicable state securities laws or pursuant to an exemption therefrom. The Agency Agreement permits the Agents to offer and resell the Common Shares that they have acquired pursuant to the Agency Agreement only to "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) and to institutional "accredited investors" in the United States (as defined under Regulation D under the U.S. Securities Act) in transactions exempt from the registration requirements of the U.S. Securities Act. In addition, the Agency Agreement provides that the Agents may offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the Common Shares within the United States by any dealer, whether or not participating in this Offering, may violate the registration requirement of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act.

CONSOLIDATED CAPITALIZATION OF THE CORPORATION

The following table sets forth the consolidated capitalization of the Corporation as at April 4, 2007, both before and after giving effect to the Minimum Offering, the Maximum Offering, the Reorganization and the WPC Acquisition. This table should be read in conjunction with the consolidated financial statements of the Trust and the Corporation and the notes thereto, included elsewhere in this prospectus.

	Authorized	Outstanding as at April 4, 2007	Outstanding as at April 4, 2007 after giving effect to the Minimum Offering, the Reorganization and the WPC Acquisition(1)(2)(3)	Outstanding as at April 4, 2007 after giving effect to the Maximum Offering, the Reorganization and the WPC Acquisition(2)(3)(4)
Common Shares(5)	unlimited	$100 (10 Common Shares)	$48,282,245 (34,492,351 Common Shares)	$52,957,240 (36,714,571 Common Shares)
Preferred Shares	unlimited	Nil	Nil	Nil

Notes:

(1) Assuming net proceeds of the Minimum Offering of $27,550,006 based on the issuance of 13,333,336 Common Shares for aggregate gross proceeds to the Corporation of $30,000,006 less the Agents' Fee of $1,950,000 and expenses of the Offering and the Reorganization estimated to be $500,000.

(2) Assumes the issuance of 17,555,272 Common Shares pursuant to the Reorganization. See "The Reorganization".

(3) Assumes the issuance of 3,603,743 Common Shares pursuant to the WPC Acquisition. See "WPC Acquisition".

(4) Assuming net proceeds of the Maximum Offering of $32,225,001 based on the issuance of 15,555,556 Common Shares for aggregate gross proceeds to the Corporation of $35,000,001, less the Agents' fee of $2,275,000 and expenses of the Offering and the Reorganization estimated to be $500,000. If the Over Allotment Option is exercised in full, the net proceeds to the Corporation will be approximately $37,133,750, after deducting the Agent's fee of $2,616,250 and the expenses of the Offering and the Reorganization which are estimated by the Corporation to be $500,000.

(5) In addition, it is expected that 3,667,457 Common Shares will be reserved for issuance under the Stock Option Plan. See "Executive Compensation — Stock Option Plan".

DESCRIPTION OF SHARE CAPITAL

Common Shares

The holders of Common Shares shall be entitled to receive notice of, and to attend and vote at, every meeting of the Shareholders (except where the holders of a specified class are entitled to vote separately as a class, as provided for in the ABCA), and each Common Share shall confer the right to one vote in person or by proxy thereat.

Subject to the rights of the holders of any other classes of shares of the Corporation that have or may have preference or priority over the Common Shares in respect of the payment of dividends, the holders of Common Shares are entitled to such dividends as the Board of Directors, in their sole discretion, may determine from time to time. The shares of the Corporation shall not rank equally in respect of dividends; and, in particular, subject to the rights of any series of preferred shares, the Board of Directors may declare dividends on one or more of the Common Shares and the preferred shares without declaring dividends on any or all of the other classes or may declare dividends on any or all of the Common Shares and the preferred shares in differing amounts, and/or at different times.

In the event of the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of assets or property of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation, be entitled to receive the remaining property of the Corporation.

Preferred Shares

The preferred shares may at any time, or from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Board of Directors.

The Board of Directors shall, by resolution, fix from time to time before the issue thereof, the designation, price, restrictions, conditions and limitations attached to the preferred shares of each series including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption or purchase prices and terms and conditions of redemption or purchase, and voting rights, any conversion rights and any sinking funds or other provision.

The preferred shares of each series shall rank, both as regards dividends and return of capital, in priority to all other shares of the Corporation. The preferred shares of any series may also be given such other preferences over the Common Shares, and over any other shares of the Corporation ranking junior to the preferred shares, as may be fixed by the Board of Directors, provided, however, that no rights, privileges, restrictions or conditions attached to a series of shares shall confer on a series a priority in respect of voting, dividends or return of capital over any other series of shares of the same class that are then outstanding.

OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

The following table summarizes the outstanding Options granted pursuant to the Unit Option Plan for the period ended April 4, 2007.

	Trust Units Under Options Granted[1] (#)	% of Total Options Granted During the Period	Exercise Price of Options ($/Option)	Market Value of Trust Units Underlying Options ($/Unit)	Option Expiry Date
Officers and Executives	324,300	22.6%	$0.45	Note 2	May 30, 2016
	279,500	19.5%	$0.80	Note 2	August 29, 2016
	135,000	9.4%	$1.00	Note 2	October 16, 2016
	50,000	3.5%	$2.05	Note 2	December 8, 2016
Directors	188,000	13.1%	$0.45	Note 2	May 30, 2006
	110,000	7.7%	$0.80	Note 2	August 29, 2016
Employees	69,000	4.8%	$0.80	Note 2	August 29, 2016
	6,000	0.4%	$1.00	Note 2	September 19, 2016
Consultants.	183,300	12.8%	$0.45	Note 2	May 30, 2016
	69,000	4.8%	$0.80	Note 2	August 29, 2016
	20,000	1.4%	$2.05	Note 2	February 7, 2017
	1,434,100				

Notes:

(1) At the time of closing of the Reorganization, each Option will be exchanged for a Stock Option. See "Executive Compensation — Stock Option Plan".

(2) As there is currently no public market for the Trust Units, the market value of the Trust Units underlying Options is undeterminable.

On closing of the Offering, it is anticipated that the Board of Directors will approve the granting of an additional 1,337,000 Stock Options at an exercise price of $2.30, with a term expiring ten years from the date of grant. It is anticipated that such Stock Options will be allocated as follows:

	Stock Options anticipated to be granted (#)
Officers and Executives	245,000
Directors.	595,000
Employees	210,000
Consultants	287,000
Total.	1,337,000

The granting of such Stock Options will be at the discretion of the Board of Directors and, should the Board of Directors choose to grant any such Stock Options, the allocations set forth in the above table may differ.

PRIOR SALES OF SECURITIES

Other than ten Common Shares issued to the Trust on incorporation, there have been no prior issuances of Common Shares. The Trust issued the following Trust Units from the period of commencement of operations on March 9, 2006 to January 12, 2007:

Number of Trust Units	Date of Issuance	Issue Price Per Trust Unit	Aggregate Issue Price	Nature of Consideration Received
7,520,000	May 29, 2006	$0.40	$ 3,008,000	Cash
5,126,663	June 22, 2006	$0.75	$ 3,845,001	Cash
2,568,692	July 18, 2006	$0.75	$ 1,926,524	Cash
2,144,917	December 29, 2006	$2.00	$ 4,289,834	Cash
195,000	January 12, 2007	$2.00	$ 390,000	Cash
17,555,272			$13,459,359	

PRINCIPAL HOLDERS OF COMMON SHARES

To the best of the knowledge of the directors and officers of the Corporation, the following table sets forth the shareholdings of those persons who are the direct or indirect beneficial owners of or exercise control or direction over 10% or more of any class of voting shares of the Corporation as at the date hereof and after giving effect to the Minimum Offering, the Maximum Offering, the Reorganization and the WPC Acquisition:

Shareholder	Designation of Class	Type of Ownership	Number of Common Shares[1]	% of Class[1]	Number of Common Shares After Giving Effect to the Minimum Offering, the Reorganization and the WPC Acquisition	% of Class After Giving Effect to the Minimum Offering, the Reorganization and the WPC Acquisition	Number of Common Shares After Giving Effect to the Maximum Offering, the Reorganization and the WPC Acquisition	% of Class After Giving Effect to the Maximum Offering, the Reorganization and the WPC Acquisition
Michael E. Heier . . .	Common Shares	Direct and Indirect	6,583,333[2][3]	37.5[2][3]	6,583,333[2][3]	19.1[2][3]	6,583,333[2][3]	17.9[2][3]

Notes:

(1) After giving effect to the Reorganization. See "The Reorganization".

(2) On a diluted basis, these numbers are 6,687,133, 38.1, 6,687,133, 19.4, 6,687,133 and 18.2, respectively.

(3) Does not give effect to the exercise of the Over Allotment Option.

ESCROWED SECURITIES

In accordance with the Canadian Securities Administrators National Policy 46-201 entitled *Escrow for Initial Public Offerings* (the "**Policy**") and pursuant to an agreement (the "**Escrow Agreement**") to be entered into among Michael E. Heier, Nancy M. Laird, Brent J. Conway, Mark A. Montemurro, Daniel R. Hay, Richard D. Bower, Kevin L. Willerton, Michelle M. Lemmens, Brock W. Gibson and Scott W.N. Clarke (collectively, the "**Principals**"), the Corporation and Valiant Trust Company (the "**Escrow Trustee**"), a total of 9,105,549 Common Shares and Stock Options (representing, on a diluted basis and assuming completion of the Reorganization, 25.3% of the outstanding Common Shares after giving effect to the Minimum Offering, 23.9% of the outstanding Common Shares after giving effect to the Maximum Offering and 22.5% of the outstanding Common Shares after giving effect to the Maximum Offering and the full exercise of the Over Allotment Option) will be deposited into escrow with the Escrow Trustee as escrow agent on the closing of this Offering (the "**Escrowed Securities**"). Pursuant to the Escrow Agreement, the following table discloses the Common Shares and Stock Options which will be held in escrow:

Name of Principal	Number of Common Shares Held in Escrow[1]	Percentage of Class assuming the Minimum Offering[1]	Percentage of Class assuming the Maximum Offering[1][2]
Michael E. Heier	6,687,133	18.61	17.53
Nancy M. Laird	326,700	0.91	0.86
Brent J. Conway	350,866	0.98	0.92
Mark A. Montemurro	764,816	2.13	2.00
Daniel R. Hay.	311,855	0.87	0.82
Richard D. Bower.	308,934	0.86	0.81
Kevin L. Willerton	142,500	0.40	0.37
Michelle M. Lemmens	50,000	0.14	0.13
Brock W. Gibson	115,678	0.32	0.30
Scott W. N. Clarke	47,067	0.13	0.12

Note:

(1) Includes all Stock Options held by such Principals as at the date hereof (assuming completion of the Reorganization), and percentages are expressed on a diluted basis.

(2) Does not give effect to the exercise of the Over Allotment Option.

Under the Policy, the Corporation will be classified as an "established issuer". Based on the Corporation being an established issuer, the Escrowed Securities will be subject to an 18 month escrow from the date the Common Shares are listed on the TSXV (the "**Listing Date**") and will be released to the Principals under the following schedule:

- 25% on the Listing Date;
- 25% six months following the Listing Date;

- 25% twelve months following the Listing Date; and
- 25% eighteen months following the Listing Date.

The Escrowed Securities cannot generally be transferred or otherwise dealt with while in escrow. Permitted transfers or dealings within escrow include: (i) transfers to continuing or, upon their appointment, incoming directors and senior officers of the Corporation or of a material operating subsidiary, with approval of the Board of Directors; (ii) transfers to a person or company that, before the transfer, holds more than 20% of the voting rights attached to the outstanding Common Shares; (iii) transfers to a person or company that, after the transfer, holds more than 10% of the voting rights attached to the outstanding Common Shares and has the right to elect or appoint one or more directors or senior officers of the Corporation or any material operating subsidiaries; (iv) transfers to or between an RRSP or similar trustee plan provided that the only beneficiaries are the transferor or the transferor's spouse, children or parents; (v) transfers upon bankruptcy to the trustee in bankruptcy; and (vi) transfers to a financial institution on the realization of escrow securities pledged, mortgaged or charged by the holder to the financial institution as collateral for a loan. Tenders of Escrowed Securities to a take-over bid would be permitted provided that, if the holder of the Escrowed Securities is a principal of the successor issuer upon completion of the take-over bid, securities received in exchange for tendered Escrowed Securities are substituted in escrow on the basis of the successor issuer's escrow classification.

In addition to the escrow contemplated by the Escrow Agreement, in accordance with the provisions of section 10 of TSXV Policy 5.4, *Escrow, Vendor Considerations and Resale Restrictions*, certain of the Common Shares to be received by Unitholders pursuant to the Reorganization may be subject to escrow. The escrow provisions are based on various criteria, including the original issuance price of the Trust Units acquired by a Unitholder (the "**Issue Price**"), the length of time which has elapsed since such Trust Units were issued and the Offering Price. This escrow will not apply to the Principals.

For Trust Units with an Issue Price of greater than 10% but less than 25% of the Offering Price, the Common Shares issued pursuant to the Reorganization will be subject to a one year hold period from the closing of the Offering, with 20% of the number of such Common Shares released every three months with the first release on closing of the Offering. It is anticipated that 1,453,750 Common Shares (which excludes those to be issued to the Principals) issued in exchange for Trust Units with a $0.40 Issue Price will be subject to this escrow. See "Prior Sales".

For Trust Units with an Issue Price of greater than or equal to 25% but less than 50% of the Offering Price, the Common Shares issued pursuant to the Reorganization will be subject to a four month hold period from the closing of the Offering, with 20% of the number of such Common Shares released each month with the first release on closing of the Offering. It is anticipated that 6,055,356 Common Shares (which excludes those to be issued to the Principals) issued in exchange for Trust Units with a $0.75 Issue Price will be subject to this escrow. See "Prior Sales".

Any Common Shares issued to members of the Pro Group (as defined in the TSXV policies) which are not subject to other escrow requirements, are subject to a four month hold period in addition to any hold period applied above, up to a maximum of one year.

The final determination of the escrow terms will be at the discretion of the TSXV and may differ from the escrow described above.

In addition, it is a condition of the Share Purchase Agreement that Dighe will, on the WPC Closing Date, enter into an escrow agreement in respect of the Share Portion (3,603,743 Common Shares) containing substantially the same terms as the Escrow Agreement. See "WPC Acquisition".

RISK FACTORS

The following are certain factors relating to the business of the Corporation which prospective investors should carefully consider before deciding whether to purchase Common Shares. All of these risk factors could negatively impact the Corporation's consolidated revenue, margins and cash flow. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus.

Early Stage of Development

The Corporation and the Existing Business are in the early stages of development and have no history of earnings or operations. While WPC does have a history of earnings and operations, there is no assurance that the WPC Technology or any other assets or properties that the Corporation may acquire in the future will generate earnings, operate profitably or provide a return on investment in the future.

Reliance on Management

The success of the Corporation is dependent upon the ability, expertise, judgment, discretion and good faith of Management. Upon completion of the Reorganization and the WPC Acquisition, the employment agreements of Alter Nrg with each of the Executives will be assigned to the Corporation and the Corporation will enter into an employment agreement with Dighe. The Corporation will be particularly dependent upon Dighe to manage the business of WPC. However, although it is customary to rely on employment agreements as a method of retaining the services of key employees, these agreements cannot assure the Corporation of the continued services of such employees. Any loss of the services of such individuals could have a material adverse effect on the Corporation's business, technical capabilities, operating results or financial condition or could result in delays to, or abandonment of, the Corporation's projects. The Corporation does not carry "key man" insurance for any of its employees.

Reliance on Technical and Field Personnel

The Corporation's success is greatly dependent upon its employees, and particularly its technical and field personnel. Any loss of the services of such individuals could have a material adverse effect on the business and operations of the Corporation. Furthermore, the ability of the Corporation to expand its business is dependent upon its ability to attract and retain such qualified employees. The ability to secure the services of additional personnel is constrained in times of strong industry activity.

Factors which may Prevent Satisfaction of Corporate Milestones

The Corporation is currently in the early development stage. There is a risk that certain of the Corporation's anticipated milestones will not be achieved on time, on budget or at all. Additionally, there is a risk that the Corporation may experience delays, interruption of operations or increased costs due to many factors, including, without limitation:

- challenges and issues related to the proprietary technology of the Corporation and WPC;
- delays in obtaining, or conditions imposed by, regulatory approvals;
- design errors;
- non-performance by third party contractors;
- increases in materials or labour costs;
- construction performance falling below expected levels of output or efficiency;
- breakdown or failure of equipment or processes;
- contractor or operator errors;
- labour disputes, disruptions or declines in productivity;
- inability to attract sufficient numbers of qualified workers;
- changes in the scope of the Corporation's business;
- violation of patents;
- disruption in the supply of energy; and
- major incidents and/or catastrophic events such as fires, explosions, earthquakes or storms.

Competition

The gasification industry is highly competitive and the Corporation competes with a substantial number of companies which have greater technical and financial resources. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Corporation or that new or existing competitors will not enter the various markets in which the Corporation is active. In certain aspects of its business, the Corporation also competes with a number of small and medium-sized companies, which, like the Corporation, have certain competitive advantages such as low overhead costs and specialized regional strengths.

Dependence on Suppliers

The ability of the Corporation to compete and grow will be dependent on the Corporation having access, at a reasonable cost and in a timely manner, to skilled labor, equipment,.parts and components. Failure of suppliers to deliver such skilled labor, equipment, parts and components at a reasonable cost and in a timely manner would be detrimental to the Corporation's ability to compete and grow. No assurances can be given that the Corporation will be successful in maintaining its required supply of skilled labor, equipment, parts and components. It is also possible that the final costs of the major equipment contemplated by the Corporation's capital expenditure program may be greater than anticipated by Management, and may be greater the net proceeds of the Offering and other funds available to the Corporation, in which circumstance the Corporation may curtail, or extend the timeframes for completing, its capital expenditure plans. This could have an adverse affect on the financial results of the Corporation.

The Corporation's ability to compete and grow is also dependent upon the availability of feedstocks at reasonable prices. The Corporation has acquired coal interests in an attempt to mitigate this risk. There can be no assurance that the coal resources acquired will be developed due to regulatory impediments, or it is not suitable for gasification projects. However, if the suppliers are unable to provide the necessary feedstocks, or otherwise fail to deliver products in the quantities required, any resulting delays could have a material adverse effect on the Corporation's results of operations and the Corporation's financial condition.

Commodity Price Volatility

The Corporation is subject to the fluctuations in oil, natural gas and other commodity energy prices. It is anticipated that the gasification industry has an inherently high capital cost due to large construction projects. Nevertheless, changes in commodity prices could result in a decision by the Corporation to suspend or reduce operations because such operations are no longer economically viable. Any such suspension or reduction of operations would result in a corresponding decrease in the Corporation's revenues and earnings and could materially impact the Corporation's ability to meet customer demands and could expose the Corporation to additional expense as a result of any future long-term contracts. If production is not suspended or reduced during such period, the low differential between the price of the Corporation's end products and the cost of production could lower the Corporation's revenues.

Prices for End Products

The prices the Corporation will receive for its end products will be dependent on the demand for them. While there is a proven market for gasification products, there can be no assurance that the pricing of these products will be at levels anticipated by the Corporation. All such estimates for the pricing of the Corporation's end products are, to some degree, uncertain. For this reason, estimates of future net revenues prepared by the Corporation compared to actual net revenues may vary substantially.

Regulatory and Political

The Corporation's operations are subject to a variety of Canadian and United States federal, provincial, state and local laws, regulations and guidelines, including laws and regulations relating to health and safety, the conduct of operations, the protection of the environment and the manufacture, management, transportation, storage and disposal of certain materials used in the Corporation's operations. Management believes that the Corporation is in compliance with such laws, regulations and guidelines, however, changes to such laws, regulations and guidelines due to environmental changes, unforeseen environmental effects, general economic conditions and other matters beyond the control of the Corporation may cause adverse effects to the Corporation's operations. The Corporation has invested financial and managerial resources to ensure compliance with applicable laws, regulations and guidelines and will continue to do so in the future. Although such expenditures have not, historically, been material to the Corporation, such laws, regulations and guidelines are subject to change. Accordingly, it is impossible for the Corporation to predict the cost or impact of such

laws, regulations or guidelines on its future operations. It is not expected that any changes to these laws, regulations or guidelines would affect the operations of the Corporation in a manner materially different than they would affect other gasification companies of a similar size.

Environmental Liability

The Corporation is subject to various environmental laws and regulations enacted in the jurisdictions in which it operates which govern the manufacture, processing, importation, transportation, handling and disposal of certain materials used in the Corporation's operations. The Corporation is in process of establishing procedures to address compliance with current environmental laws and regulations and monitors its practices concerning the handling of environmentally hazardous materials. However, there can be no assurance that the Corporation's procedures will prevent environmental damage occurring from spills of materials handled by the Corporation or that such damage has not already occurred. On occasion, substantial liabilities to third parties may be incurred. The Corporation may have the benefit of insurance maintained by it or the operator, however, the Corporation may become liable for damages against which it cannot adequately insure or against which it may elect not to insure because of high costs or other reasons.

The Corporation's customers are subject to similar environmental laws and regulations, as well as limits on emissions to the air and discharges into surface and sub-surface waters. While regulatory developments that may follow in subsequent years could have the effect of reducing industry activity, the Corporation cannot predict the nature of the restrictions that may be imposed. The Corporation may be required to increase operating expenses or capital expenditures in order to comply with any new restrictions or regulations.

Operating Risk and Insurance

The Corporation intends to implement an insurance and risk management program in place to protect its assets, operations and employees in advance of operations. WPC however does have such a program in place. The Corporation also has programs in place to address compliance with current safety and regulatory standards. However, the Corporation's operations are subject to risks inherent in the gasification industry, such as equipment defects, malfunction, failures and natural disasters. These risks and hazards could expose the Corporation to substantial liability for personal injury, loss of life, business interruption, property damage or destruction, pollution and other environmental damages.

While the Corporation believes its insurance coverage addresses all materials risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Corporation is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Corporation's liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Sensitivity to Fixed Costs

Fixed costs, including costs associated with operating losses, leases, labour costs and depreciation will account for a significant portion of the Corporation's costs and expenses. As a result, reduced productivity resulting from reduced demand, equipment failure, weather or other factors could significantly affect financial results.

Reliance on Technology

The Corporation will depend upon continuous improvements in technology to meet customer demands in respect of performance and cost, and to explore additional business opportunities. There can be no assurance that the Corporation will be successful in its efforts in this regard or that it will have the resources available to meet this demand. While the Corporation anticipates that the research and development experience of WPC will allow the Corporation to explore additional business opportunities, there is no guarantee that such business opportunities will be presented or realized.

The Corporation has not sought nor obtained patent or other similar protection in respect of any technology developed by the Corporation. The commercial advantage of the Corporation will depend to a significant extent on the intellectual property and proprietary technology of WPC and the ability of the Corporation and WPC to prevent others from copying such proprietary technologies. WPC currently relies on intellectual property rights and other contractual or proprietary rights, including (without limitation) copyright, trade secrets, confidential procedures, contractual provisions, licenses and patents, to protect its proprietary technology. WPC may have to engage in litigation in order to protect its patents or

other intellectual property rights, or to determine the validity or scope of the proprietary rights of others. This type of litigation can be expensive and time-consuming, regardless of whether or not the Corporation or WPC is successful.

In the future, the Corporation and WPC may seek patents or other similar protections in respect of particular technology; however, there can be no assurance that any future patent applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to the Corporation or WPC. Moreover, the process of seeking patent protection can itself be long and expensive. In the meantime, competitors may develop technologies that are similar or superior to the technology of the Corporation and WPC or design around the patents owned by the Corporation or WPC, thereby adversely affecting the Corporation's competitive advantage in one or more of its businesses.

Despite the efforts of the Corporation or WPC, the intellectual property rights of WPC may be invalidated, circumvented, challenged, infringed or required to be licensed to others. It cannot be assured that any steps the Corporation or WPC may take to protect its intellectual property rights and other rights to such proprietary technologies that are central to the Corporation's operations will prevent misappropriation or infringement of WPC Technology.

Risk of Third Party Claims for Infringement

A third party may claim that the use of the WPC Technology has infringed such third party's rights or may challenge the right of WPC to its intellectual property. In such event, WPC and/or the Corporation will undertake a review to determine what, if any, action should be taken with respect to such claim. Any claim, whether or not with merit, could be time consuming to evaluate, result in costly litigation and have material adverse effects on the business, operations and financial condition of the Corporation. Such a claim could result in WPC or the Corporation having to enter into licensing arrangements that may require the payment of a license fee or royalties to the owner of the intellectual property. Such royalty or licensing arrangements, if required, may not be available on terms acceptable to the Corporation.

Additional Financing

In order to execute its business plan, the Corporation will require a combination of additional debt and equity financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. The Corporation's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Corporation's growth and may have a material adverse effect upon the Corporation.

Conflicts of Interest

Certain of the directors and officers of the Corporation are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the ABCA.

Litigation

Although there are currently no material legal proceedings outstanding or threatened against the Corporation, the Corporation may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. The Corporation intends to seek insurance coverage as deemed appropriate by Management. There can be no assurance that such insurance would be available to the Corporation on terms acceptable to Management or in an amount sufficient to cover claims.

Absence of Prior Public Market for the Common Shares

Prior to the closing of the Offering, there has been no public market for the Common Shares. The price offered to the public and the number of Common Shares to be issued have been determined by negotiation among the Corporation and the Agents. The price paid for each Common Share may bear no relationship to the price at which the Common Shares will trade in the public market subsequent to this Offering. See "Plan of Distribution". The Corporation cannot predict at what price the Common Shares will trade and there can be no assurance that an active trading market in the Common Shares will develop or be sustained.

Dilution and Future Sales of Common Shares

The Corporation may issue additional Common Shares in the future, which may dilute a Shareholder's holdings in the Corporation. The Corporation's articles permit the issuance of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, and Shareholders will have no pre-emptive rights in connection with such further issuances. The Board of Directors has the discretion to determine the provisions attaching to any series of preferred shares and the price and the terms of issue of further issuances of Common Shares.

Failure to Realize Anticipated Benefits of Acquisitions

The Corporation may make acquisitions of businesses and assets in the ordinary course of business. Closing on the WPC Acquisition and achieving the benefits of acquisitions (including the WPC Acquisition) depends in part on successfully consolidating functions, retaining key employees and customer relationships and integrating operations and procedures in a timely and efficient manner. Such integration may require substantial Management effort, time and resources, may divert Management's focus from other strategic opportunities and operational matters and ultimately the Corporation may fail to realize anticipated benefits of acquisitions (including the WPC Acquisition).

Currency Exchange Rate Risk

The Purchase Price for the WPC Acquisition is denominated in United States dollars, so that fluctuations in the currency exchange rate between the Canadian dollar and the United States dollar before the WPC Closing Date may have an adverse impact on the Canadian dollar amount to be funded to WPC and Common Shares to be issued to the WPC Shareholders. See "Use of Proceeds". In addition, the revenue generated from the operations of WPC will be denominated in United States dollars so that fluctuations in the currency exchange rate between the Canadian and the United States dollar may have an impact on the results of the Corporation.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of Western Canada. Although the Corporation is not aware of any such claim, it is possible in the future that aboriginal peoples may claim aboriginal title and rights to the lands where the Corporation's coal leases are located. Any successful claim in respect of the land could have an adverse effect on the Corporation.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Heenan Blaikie LLP, counsel to the Agents, the Common Shares will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided the Common Shares are listed on Tier 1 of the TSXV or another stock exchange prescribed for the purposes of the Tax Act at the relevant time.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the following are the only material contracts entered into by the Corporation or the Trust or its subsidiaries since March 9, 2006 (the commencement of operations of Alter Nrg) or to be entered into on or before Closing Date by the Corporation or Alter Nrg or its subsidiaries which can be regarded as presently material:

1. the Agency Agreement (See "Plan of Distribution");
2. the WPC License (See "Development of the Business");
3. the Share Purchase Agreement (See "WPC Acquisition");
4. the Trust Indenture; and
5. the Escrow Agreement (See "Escrowed Securities").

Following execution, copies of these agreements (other than any maintained as confidential) may be inspected at the Corporation's head office and at the offices of Blake, Cassels & Graydon LLP in Toronto, Ontario during regular business hours during the distribution of the Common Shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors, executive officers or principal shareholders of either the Corporation or Alter Nrg and no known associate or affiliate of any of them, has or had any material interest, direct or indirect, in any transaction within the three years prior to the date of this prospectus or in any proposed transaction, that has materially affected or will materially affect the Corporation or its subsidiaries, other than as disclosed elsewhere in this prospectus.

PROMOTERS

Messrs. Mark A. Montemurro and Michael E. Heier may be considered promoters of the Corporation (the "**Promoters**") by reason of their initiative in organizing the business and affairs of the Corporation. The number and percentage of Common Shares the Promoters will hold prior to closing of the Offering is outlined in the following table. The Promoters have not received any cash or other compensation in their capacities as directors and/or officers of the Corporation or Alter Nrg other than as disclosed under "Executive Compensation".

Name	Number and Percentage of Common Shares on a Non-Diluted Basis[1]	Number and Percentage of Common Shares on a Diluted Basis[1]
Mark A. Montemurro	502,916/2.9%	764,816/4.0%
Michael E. Heier	6,583,333/37.5%	6,687,133/35.2%

Notes:

(1) After giving effect to the Reorganization. See "Alter Nrg Corp. — The Reorganization".

DIVIDEND RECORD AND POLICY

The Corporation has not paid any dividends on its Common Shares. Any future payments of dividends will be at the discretion of the Board of Directors and will depend upon the financial condition, capital requirements and earnings of the Corporation as well as other factors it may deem relevant. The Corporation's articles do not contain any restrictions on the payments of dividends.

LEGAL PROCEEDINGS

There are no material outstanding legal proceedings to which the Corporation or any subsidiary of the Corporation is a party or of which any of their respective property is the subject matter, nor is any such proceeding known by the Corporation to be contemplated.

LEGAL MATTERS

Certain legal matters relating to the securities offered hereby have been passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, and on behalf of the Agents by Heenan Blaikie LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The Auditors of the Corporation are Deloitte & Touche LLP, 3000 Scotia Centre, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Valiant Trust Company is the registrar and transfer agent for the Common Shares at its principal offices at Suite 300, 606 – 4th Street S.W., Calgary, Alberta and in Toronto, Ontario.

INTEREST OF EXPERTS

None of Blake, Cassels & Graydon LLP, Heenan Blaikie LLP or any partner or associate thereof has received or will receive a direct or indirect interest in the property of the Corporation or of any associate or affiliate thereof. Blake, Cassels & Graydon LLP and the partners and associates thereof, and Heenan Blaikie LLP and the partners and associates thereof, each as a group, beneficially own, directly or indirectly, less than one percent of the securities of the Corporation. Neither Norwest, which prepared the Norwest Report, nor its officers or directors, beneficially own, directly or indirectly, any securities of the Corporation: In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is, or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than as disclosed under "Directors and Officers".

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENT

We have read the prospectus of Alter Nrg Corp. (the "Corporation") dated April 10, 2007 qualifying the distribution of up to 15,555,556 common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of Alter Nrg Ltd. as administrator of Alter Nrg Income Fund (the "Fund") on the consolidated balance sheet of the Fund as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows of the Fund for the period from commencement of operations on March 9, 2006 to December 31, 2006. Our report is dated January 29, 2007 except for note 13 which is as of April 10, 2007.

We also consent to the use in the above-mentioned prospectus of our report to the directors of the Corporation on the balance sheet of the Corporation as at February 20, 2007. Our report is dated February 23, 2007 except for note 3 which is as of April 10, 2007.

We also consent to the use in the above-mentioned prospectus of our report to the directors of Westinghouse Plasma Corporation ("WPC") on the balance sheets of WPC as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows of WPC for each of the years in the three year period ended December 31, 2006. Our report is dated January 29, 2007.

Calgary, Alberta
April 10, 2007

signed "DELOITTE & TOUCHE LLP"
Chartered Accountants

FINANCIAL STATEMENTS OF
ALTER NRG CORP.

Alter Nrg Corp.

AUDITORS' REPORT

To the Directors of
ALTER NRG CORP.:

We have audited the balance sheet of Alter Nrg Corp. (the "Corporation") as at February 20, 2007. This financial statement is the responsibility of the management of the Corporation. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Alter Nrg Corp. as at February 20, 2007 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 23, 2007 except for note 3 which is as of April 10, 2007

Signed "DELOITTE & TOUCHE LLP"
Chartered Accountants

Alter Nrg Corp.

BALANCE SHEET
As at February 20, 2007

ASSETS

Current Assets	
Cash	$100
	$100

SHAREHOLDER'S EQUITY

Shareholder's Equity	$100
	$100

Approved by the Board:

(signed) "Brent J. Conway", Director

(signed) "Michael E. Heier", Director

See accompanying notes to financial statements

Alter Nrg Corp.

NOTES TO THE FINANCIAL STATEMENT
As at February 20, 2007

1. FORMATION AND FINANCIAL PRESENTATION

Alter Nrg Corp. (the "Corporation") was incorporated under the *Business Corporations Act* (Alberta) on February 20, 2007. The Corporation has not carried on active business since inception. The Corporation is currently a wholly owned subsidiary of Alter Nrg Income Fund (the "Trust").

2. SHAREHOLDER'S EQUITY

Authorized

An unlimited number of Common Shares.

Issued

Common shares	# of Common Shares	Amount
Issued upon incorporation	10	$100
Balance as of February 20, 2007	10	$100

3. SUBSEQUENT EVENTS

On April 10, 2007, the Corporation filed a final prospectus relating to an initial public offering (the "Offering") of a maximum of 15,555,556 Common Shares at $2.25 per Common Share.

In conjunction with the Initial Public Offering (the "Offering"), the Trust will reorganize from an income trust structure to a corporation. Upon completion of such reorganization, the Trust's unitholders will have exchanged all of their trust units of the Trust for common shares of the Corporation, and the Trust will thereby become a wholly-owned subsidiary of the Corporation.

FINANCIAL STATEMENTS OF
ALTER NRG INCOME FUND

Alter Nrg Income Fund

AUDITORS' REPORT

To the Directors of Alter Nrg Ltd. as administrator of
ALTER NRG INCOME FUND:

We have audited the consolidated balance sheet of **Alter Nrg Income Fund** (a development stage enterprise) as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the period from commencement of operations on March 9, 2006 to December 31, 2006. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Alter Nrg Income Fund (a development stage enterprise) as at December 31, 2006 and the results of its operations and its cash flows for the period from commencement of operations on March 9, 2006 to December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 29, 2007 except for note 13 which is as of April 10, 2007

signed "DELOITTE & TOUCHE LLP"
Chartered Accountants

Alter Nrg Income Fund

CONSOLIDATED BALANCE SHEET
December 31, 2006

	December 31, 2006
ASSETS	
Current assets:	
Cash and cash equivalents	$ 9,000,252
Accounts receivable	106,403
Prepaid expenses	23,472
	9,130,127
Technology license (note 3)	299,515
Capital assets (note 4)	69,253
Resource properties (note 5)	1,107,325
Deferred costs (note 6)	1,313,676
	$11,919,896
LIABILITIES AND UNITHOLDERS' EQUITY	
Current liabilities:	
Accounts payable and accrued liabilities	$ 663,717
	663,717
Unitholders' equity:	
Unitholders' capital (note 8)	12,623,817
Contributed surplus (note 9)	290,253
Deficit	(1,657,891)
	11,256,179
	$11,919,896

Commitments and subsequent events (notes 12 and 13)

Approved by the Board:

(signed) "Brent J. Conway", Director

(signed) "Michael E. Heier", Director

See accompanying notes to financial statements.

Alter Nrg Income Fund

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
Period from commencement of operations on March 9, 2006 to December 31, 2006

	Period from commencement of operations on March 9, 2006 to December 31, 2006
Revenue:	
Interest income	$ 83,366
Expenses:	
Depreciation	13,568
Stock based compensation (note 9)	290,253
General and administrative	1,437,436
	1,741,257
Loss before income taxes	(1,657,891)
Income taxes (note 7)	—
Loss	(1,657,891)
Deficit, beginning of period	—
Deficit, end of period	$(1,657,891)
Loss per unit — basic and diluted (note 10)	$ (0.16)

See accompanying notes to financial statements.

Alter Nrg Income Fund

CONSOLIDATED STATEMENT OF CASH FLOWS
Period from commencement of operations on March 9, 2006 to December 31, 2006

	Period from commencement of operations on March 9, 2006 to December 31, 2006
Cash provided by (used in):	
Operating:	
Loss	$ (1,657,891)
Add items not involving cash:	
Depreciation	13,568
Stock based compensation	290,253
	(1,354,070)
Change in non-cash working capital	409,332
	(944,738)
Financing:	
Issue of unit capital, net of unit issuance costs	12,623,817
Change in non-cash working capital	10
	12,623,827
Investing:	
Investment in technology license	(299,515)
Acquisition of capital assets	(82,821)
Acquisition of resource properties	(1,107,325)
Deferred costs	(1,313,676)
Change in non-cash working capital	124,500
	(2,678,837)
Increase in cash and cash equivalents	9,000,252
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$ 9,000,252
Cash and cash equivalents consists of:	
Term deposits	$ 4,500,000
Bank balances	4,500,252
	$ 9,000,252

No interest or taxes were paid during the period.

See accompanying notes to financial statements.

Alter Nrg Income Fund

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006

1. DESCRIPTION OF THE TRUST

Alter Nrg Income Fund (the "Trust") is an unincorporated, open-ended unit trust established in the Province of Alberta on April 28, 2006 (Note 13).

The Trust's business operations are conducted through the Alter Nrg Limited Partnership and the Alter Nrg Commercial Trust. The Trust invests in alternative energy projects using gasification and gasification related technology to create saleable energy products.

The Trust may, in the future, make distributions to Unitholders from available cash flow from the business; however, as the start-up phase of the business is capital intensive and will not initially generate revenues, no distributions are currently contemplated. It may be several years before distributions are made to Unitholders and there can be no assurance that distributions will ever be made.

The Trust has an obligation under the Declaration of Trust to distribute all of its taxable income and realized capital gains to the Unitholders of record as at December 31 of each fiscal year. Distribution of this taxable income can be in the form of cash or through the issuance of additional Trust Units. Under the terms of the Declaration of Trust, if taxable income is distributed in the form of additional Trust Units, there will be an immediate consolidation of the number of Trust Units outstanding. After the consolidation, each Unitholder will hold the same number of Trust Units as held before the distribution of additional Trust Units.

The Trust is in the development stage and since inception the Trust's efforts have been focused on the procurement of coal and other feedstocks, the financing, the gasification technology and people to execute on its business plan. To date, the Trust has not earned revenues from operations and will require future profitable operations and/or financing to continue operating. The Trust will be considered an operating entity when a project is substantially planned, meaning the project has the engineering feasibility, business agreements, regulatory approval and financing capability to move forward into the implementation phase.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared by Management, in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The preparation of financial statements in accordance with Canadian GAAP requires Management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

- ***Principles of Consolidation***

The consolidated financial statements include the accounts of the Trust and its wholly owned subsidiaries as at and for the period ended December 31, 2006. Any reference to the Trust throughout these consolidated financial statements refers to the Trust and its subsidiaries. All inter-company transactions have been eliminated.

- ***Cash and Cash Equivalents***

Cash and cash equivalents consist of cash and short term investments with original maturities of three months or less. The term deposits are daily revolving short term investments at a variable interest rate averaging 4% for the period ended December 31, 2006.

- ***Technology License***

Expenditures incurred to acquire the license, including any direct development costs and overhead directly attributable, will be capitalized. These costs will be amortized on a straight line basis over the useful life of the license once it is being commercially applied.

- ***Capital Assets***

Capital assets are recorded at cost. Major renewals and improvements that extend the useful life of the asset are capitalized, while repairs and maintenance expenses are charged to operations as incurred. Depreciation is recognized over the expected useful lives of the assets using the declining balance method and the following annual rates:

Office equipment	20%
Computer equipment	30%

The carrying value of capital assets are assessed each period to determine if there are any events or circumstances that would indicate the carrying value will not be recovered in the future. If the carrying value is unlikely to be recovered, the carrying value in excess of the fair value is charged to earnings in that period.

- ***Deferred Costs***

Costs related to projects or transactions that are still in progress are temporarily capitalized as deferred costs. Once the project or transaction is substantially complete, it is transferred to the relevant related account and amortized over the expected useful life.

The carrying value of deferred costs is assessed each period to determine if there are any events or circumstances that would indicate the carrying values will not be recovered in the future. If the carrying value is unlikely to be recovered, the carrying value in excess of the fair value is charged to earnings in that period.

- ***Income Tax***

The Trust is an unincorporated, open-ended Unit Trust for income tax purposes. As such, the Trust is taxed on any taxable income not allocated to Unitholders. Under the terms of the Declaration of Trust, all Canadian taxable income of the Trust will be allocated to the Unitholders resulting in no Canadian tax expense to the Trust. The Trust is not able to distribute losses to the Unitholders.

The Trust and its subsidiaries follow the liability method of accounting for income taxes. Under this method, the change in net future income tax assets or liabilities is charged to income. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities at rates enacted or substantively enacted at the dates the differences are expected to reverse as well as the benefit of losses available to be carried forward to future years. Future income taxes are classified as current and long-term depending upon the classification of the balance sheet items to which they relate. A valuation allowance is established, as needed, to reduce future income tax assets to the amount that is more likely than not to be realized.

- ***Unit-based Compensation***

The Trust has established a Unit Incentive Plan (the "Plan") to assist directors, officers, employees and consultants to participate in the growth and development of the Trust.

Compensation expense associated with rights granted under the Plan is recognized in earnings over the vesting period of the rights granted with a corresponding increase in contributed surplus. The Trust calculates the fair value of the options using the Black-Scholes option pricing model.

- ***Resource Properties***

All direct costs related to the acquisition of mineral property interests are capitalized on a property-by property basis. Exploration costs, net of incidental revenues, are capitalized along with any costs incurred to develop the properties.

The Trust is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. The Trust reviews capitalized costs on mineral properties under development whenever events or changes in circumstances indicate that the recoverable amount based on estimated future cash flows on a discounted basis is less than the carrying amount of the property.

On the commencement of commercial production, depletion of each mining property is provided on a unit-of-production basis using the estimated proven and probable recoverable reserves as the depletion base.

- ***Financial Instruments***

Financial instruments include accounts receivable, accounts payable and accrued liabilities. The market value of these financial instruments approximates the carrying value due to their short term to maturity.

- ***Loss Per Unit***

Loss per Unit is calculated using the weighted average number of Units outstanding during the period. Diluted per Unit amounts are calculated using the treasury method, which assumes that any proceeds from the exercise of Unit options would be used to purchase Units at the average market price during the period.

- ***Foreign Exchange***

Monetary assets and liabilities denominated in a foreign currency are recorded at rates of exchange in effect at the balance sheet date. Any exchange gain or loss that arises on translation is included in the consolidated statement of operations in that period.

- ***Government Assistance***

Government assistance toward projects for plasma gasification technology evaluations is received as grants. Assistance related to the acquisition of assets used for the Trust's technology is recorded as a reduction to the cost of the related capital assets when reasonable assurance exists that the Trust has complied with the terms and conditions of the approved grant.

3. TECHNOLOGY LICENSE

On June 6, 2006 (the "contract date"), the Trust entered into an agreement giving it an exclusive license for the Westinghouse Plasma Corporation ("WPC") Plasma Gasification Technology (the "Technology"). The license gives the Trust exclusive right to use the Technology in Canada for coal, petroleum coke and refinery residue for an initial term of five years up to June 5, 2011. The license also gives exclusive right for all other feedstocks, including municipal waste and biomass in Western Canada, and a right of first refusal to participate in projects in Eastern Canada for these feedstocks.

In consideration for the license, the Trust paid a $250,000 initial payment, plus associated legal and closing costs. During the initial term the Trust has agreed to make the following payments and enter into the following transactions:

- $400,000 USD in engineering services to establish the commercial economics of the WPC Plasma Gasification System to be ordered within 6 months from the contract date.
- $750,000, payable $450,000 in cash and $300,000 worth of Trust Units of the Trust, upon the satisfactory completion of the initial engineering services.
- $600,000 after 36 months from the date of the contract to maintain the exclusivity rights for the remainder of the five year term, or placing an order for a Plasma Torch System for a minimum of $5 million USD. This $600,000 payment is refundable if the first order is placed within the five year term.

- $400,000, payable $200,000 in cash and $200,000 worth of Trust Units of the Trust, at the earlier of the startup of the initial plant project, or 48 months.
- $600,000 USD for each year after the initial five year term unless the Trust places $5 million USD of Plasma Torch System orders by the Trust or a customer of the Trust to extend the exclusivity feature one year for each $5 million USD payment.

The contract extends for a maximum of 44 additional years after the initial term of five years as long as the above ongoing conditions are satisfied.

The Trust has capitalized the initial $250,000 payment plus associated legal and closing costs. The remaining payments will be accounted for once paid, or payable.

On December 2, 2006, the Trust entered into a purchase and sale agreement to acquire 100% of WPC for $29 million USD. The purchase price will be satisfied with cash consideration of $21.0 million USD, and $8 million USD of equivalent value through the issuance of Trust Units. If the Trust becomes a listed public entity before or in conjunction with the acquisition, an additional $1 million of the total $29.0 million USD of consideration will be satisfied in cash. The price of the Trust Units issued will be equal to the market value of the Units that is established during financing of the cash portion of the agreement. A total of $5.1 million USD of consideration to the principal shareholder of WPC will be held in escrow and released in equal monthly installments beginning one month after closing up to December 15, 2007; as long as the principal shareholder is still employed and active in the business. The $5.1 million USD will be charged to the statement of operations as payments are made.

The Trust paid an exclusivity fee of $100,000 USD to make the purchase price binding and has agreed to pay an additional $3,300 USD per day as a break fee until the agreement expires on April 30, 2007. The exclusivity fee and break fees paid to December 31, 2006 are included in deferred costs. The break fee of $3,300 USD per day is not payable if the acquisition of WPC is completed.

4. CAPITAL ASSETS

	December 31, 2006		
	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$51,537	$ 7,124	$44,413
Computer equipment	31,284	6,444	24,840
	$82,821	$13,568	$69,253

5. RESOURCE PROPERTIES

The Trust acquired seven Alberta Crown coal leases on August 4, 2006 for an aggregate cost of $964,096. The leases comprise a total of 67,845 acres in the Hinton, Fox Creek and Wetaskiwin areas of Alberta for terms of 15 years with total annual rental payments of $96,096. Costs of $143,229 were incurred relating to consulting costs regarding acquisition and evaluation of development of the properties.

6. DEFERRED COSTS

	As at and for the period from commencement of operations on March 9, 2006 to December 31, 2006
Engineering studies	$ 351,656
Less government grant for engineering studies	(70,000)
WPC pilot testing and technology evaluation	663,387
WPC acquisition costs	368,633
	$1,313,676

The Trust initiated several engineering studies to determine the project economics of several potential gasification projects. The Trust also performed pilot testing and technology evaluation studies to determine the effectiveness of the WPC technology.

The government grant is for a maximum of $134,500 related to the evaluation of the Trust's plasma gasification technology. At December 31, 2006, the grant had not been received but the Trust had fulfilled the requirements of the grant agreement for the first installment of $70,000. The remaining $64,500 will be paid after the final technology evaluation report prepared by the Trust has been received and accepted by the government agency.

7. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would be obtained by applying the federal and provincial tax rate to the Trust's loss before income taxes. This difference results from the following items:

	December 31, 2006
Loss before income taxes	$(1,657,891)
Combined federal and provincial tax rate	35%
Computed "expected" income tax expense	(580,262)
Increase resulting from Non-deductible items:	
Stock based compensation	101,588
Other	525
Future income tax recovery	(478,149)
Valuation Allowance	478,149
Future income tax recovery recorded	$ —

The components of the Trust's future income tax asset are as follows:

Capital assets	$ 4,749
Unit issuance costs	127,400
Non-capital losses	501,939
Future income tax asset	634,088
Valuation allowance	(634,088)
Net future income tax asset recorded	$ —

Non-capital losses of $1,434,111 were incurred in 2006 and will expire in 2016.

At December 31, 2006, a valuation allowance was recorded against the future income tax as it was not considered more likely than not to be recoverable as the Trust is in the development stage and does not have commercial operations at this time.

8. UNITHOLDERS' CAPITAL

Authorized

Unlimited number of Trust Units, voting and participating

	December 31, 2006	
	Number of Trust Units	Value
Opening Balance	—	$ —
Issued for cash at $0.40 per Unit	7,520,000	3,008,000
Issued for cash at $0.75 per Unit	7,695,355	5,771,525
Issued for cash at $2.00 per Unit	2,144,917	4,289,834
Unit issuance costs	—	(445,542)
Unitholders' capital, end of period	17,360,272	$12,623,817

On May 29, 2006, the Trust closed a private placement of 7,520,000 Units at $0.40 per Unit for gross proceeds of $3,008,000. In June and July 2006, the Trust closed a private placement of 7,695,355 Units at a price of $0.75 per Unit for gross proceeds of $5,771,525. On December 29, 2006, the Trust closed the first part of a private placement of 2,144,917 Units at $2.00 per Unit for gross proceeds of $4,289,834. The second part of the private placement was closed subsequent to year end (note 13).

Unitholders capital has not been adjusted for future taxes of $155,939 related to the Unit issuance costs as the future tax asset is not considered more likely than not to be realized (note 7).

9. UNIT OPTION PLAN

The Trust has a Unit Option Plan for employees, consultants, officers and directors. The Trust may grant options up to 10% of the aggregate number of Trust Units outstanding, with no one optionee permitted to hold more than 5% of the total Units outstanding. The exercise price of options is approved by the Board and cannot be less than the market price of the Units on the day the option is granted. The market price is established based on the most recent private placement prior to the grant. The options vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant. The following Unit options have been granted:

	December 31, 2006	
	Number of Trust Units	Weighted Average Exercise Price ($/option)
Outstanding, beginning of the period	—	$ —
Granted	1,476,500	0.68
Cancelled	(28,200)	(0.45)
Outstanding, end of the period	1,448,300	$ 0.69
Exercisable, end of the period	482,767	$ 0.69

	Outstanding			Exercisable	
Exercise Price ($/option)	Number of Trust Units	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($/option)	Number of Trust Units	Weighted Average Exercise Price ($/option)
$0.45	723,800	9.4	$0.45	241,267	$0.45
$0.80	533,500	9.7	0.80	177,833	0.80
$1.00	141,000	9.8	1.00	47,000	1.00
$2.05	50,000	9.9	2.05	16,667	2.05
	1,448,300	9.6	$0.69	482,767	$0.69

For the period ending December 31, 2006, the Trust recognized compensation expense included in the calculation of net earnings of $290,253 with an equal offsetting amount to contributed surplus, based on the vesting terms of the options.

The weighted-average fair value of options granted during the period ended December 31, 2006 was $0.38 per option. The Trust uses the Black-Scholes option-pricing model to determine the estimated fair value of the Unit options at the date of grant. A summary of the assumptions used in the Black-Scholes option-pricing model to determine the estimated fair value is as follows:

	2006
Expected volatility	50% to 60%
Distribution rate	0%
Risk free interest rate	4.0%
Expected life	8 years

10. LOSS PER UNIT

Basic and diluted net loss per Unit has been calculated using the weighted average number of Trust Units outstanding during the period from inception to December 31, 2006 of 10,351,401. As the Trust is in a loss position, any conversion of options would be anti-dilutive to the loss per Unit calculation.

11. RELATED PARTY TRANSACTIONS

The Trust incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and the Trust. During the period, the Trust paid $263,075 for corporate legal fees to a legal firm of which two officers of Alter Nrg are partners; these fees are included in general and administrative expense, technology license acquisition costs and unit issue costs. During the period, the Trust paid $42,400 in engineering consulting fees to a firm of which one of the officers of Alter Nrg was a director.

During the period, a director loaned $750,000 to the Trust through an unsecured, non-interest-bearing loan. The loan was repaid during the period.

12. COMMITMENTS

The Trust has operating lease agreements for office rent with future lease obligations for the next five years as summarized below:

2007	$85,500
2008	$91,500
2009	$97,500
2010	$97,500
2011	$24,500

Additional commitments of the Trust are disclosed in Notes 3 and 5.

13. SUBSEQUENT EVENTS

Private Placement

On January 12, 2007, the Trust closed the second part of the private placement for 195,000 Units at $2.00 per Unit for gross proceeds of $390,000.

Reorganization

On January 29, 2007, the board of directors of the Trust resolved to convert from a Trust structure to a corporation. On October 31, 2006 the Federal government announced proposed new changes in taxation legislation affecting trusts whose units are listed on a stock exchange or other public market. The proposed changes are having a negative impact on valuation of publicly-traded income trusts, cost of capital, and access to capital to fund growth initiatives. As such, the Trust will be undergoing a conversion to a corporation named Alter Nrg Corp. The conversion is not anticipated to create a tax liability for existing Unitholders.

Initial Public Offering

On April 10, 2007, after conversion of the Trust to a corporation, Alter Nrg Corp. filed a final prospectus related to its initial offering of a maximum of 15,555,556 Common Shares at $2.25 per Common Share.

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of ALTER NRG CORP.

We have read the accompanying unaudited pro forma consolidated balance sheet of Alter Nrg Corp. (the "Company") as at December 31, 2006 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2006, and have performed the following procedures:

1. Compared the figures in the columns captioned "Alter Nrg Income Fund" to the audited consolidated financial statements of Alter Nrg Income Fund as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006 and found them to be in agreement.
2. Compared the figures in the columns captioned "WPC" to the audited financial statements of Westinghouse Plasma Corporation ("WPC") as at and for the year ended December 31, 2006 and compared the US dollar exchange rates to published records, recalculated the Canadian dollar amounts, and found the translated amounts to be arithmetically correct translations of the WPC US dollar amounts.
3. Compared the figures in the columns captioned "Alter Nrg Corp." to the audited balance sheet of the Company as at February 20, 2007 and found them to be in agreement.
4. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
    a. the basis for determination of the pro forma adjustments; and
    b. whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the Securities Acts of the applicable provinces of Canada.

    The officials:

    a. described to us the basis for determination of the pro forma adjustments; and
    b. stated that the unaudited pro forma consolidated statements comply as to form in all material respects with the various Securities Acts of the applicable provinces of Canada.
5. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Alter Nrg Income Fund", "Alter Nrg Corp." and "WPC" and found the amounts in the columns captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representations about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
April 10, 2007

signed "DELOITTE & TOUCHE LLP"
Chartered Accountants

Alter Nrg Corp.

Unaudited Pro Forma Consolidated Balance Sheet
As at December 31, 2006
Canadian Dollars

	Alter Nrg Corp.	Alter Nrg Income Fund	WPC	Pro forma Adjustments	Note	Pro forma Consolidated
	$	$	$	$		$
ASSETS						
Current						
Cash and cash equivalents	100	9,000,252	635,574	(26,138,800)	3(a)	15,722,027
				32,425,001	3(b)	
				(200,100)	3(c)	
Accounts receivable	—	106,403	325,476	—		431,879
Prepaid expenses	—	23,472	68,632	—		92,104
Inventories	—	—	169,065	—		169,065
Customer contracts	—	—	—	1,471,318	3(a)	1,471,318
Future tax benefit	—	—	53,608	48,947	3(a)	102,555
	100	9,130,127	1,252,355	7,606,366		17,988,948
Technology license	—	299,515	—	(299,515)	3(a)	—
Capital assets	—	69,253	—	—		69,253
Resource properties	—	1,107,325	—	—		1,107,325
Deferred costs	—	1,313,676	—	(198,118)	3(a)	1,115,558
Intangible assets	—	—	—	27,062,829	3(a)	27,062,829
Future tax benefit	—	—	100,509	(100,509)	3(a)	—
	100	11,919,896	1,352,864	34,071,053		47,343,913
LIABILITIES						
Current						
Accounts payable and accrued liabilities	—	663,717	184,482	—		848,199
Deferred revenue	—	—	998,392	(198,118)	3(a)	800,274
	—	663,717	1,182,874	(198,118)		1,648,473
Deferred lease inducement	—	—	436,990	(436,990)	3(a)	—
	—	663,717	1,619,864	(635,108)		1,648,473
SHAREHOLDERS' EQUITY						
Unitholders' capital	—	12,623,817	—	(12,623,817)	3(c)	—
Share capital	100	—	1,165	8,156,635	3(a)	53,006,618
				32,425,001	3(b)	
				12,423,717	3(c)	
Contributed surplus	—	290,253	—	22,155	3(d)	312,408
Deficit	—	(1,657,891)	(268,165)	(5,697,530)		(7,623,586)
	100	11,256,179	(267,000)	34,706,161		45,695,440
	100	11,919,896	1,352,864	34,071,053		47,343,913

Alter Nrg Corp.

Unaudited Pro Forma Consolidated Statement of Operations
Year-ended December 31, 2006
Canadian dollars

	Alter Nrg Corp.	Alter Nrg Income Fund	WPC	Pro forma Adjustments	Note	Pro forma Consolidated
	$	$	$	$		$
Revenue						
Sales	—	—	2,713,918	(433,716)	4(a)	2,280,202
Interest income	—	83,366	—	—		83,366
	—	83,366	2,713,918	(433,716)		2,363,568
Expenses						
Depreciation	—	13,568	—	1,804,189	4(c)	1,817,757
Stock based compensation	—	290,253	—	44,311	4(d)	334,564
Management bonuses	—	—	1,379,066	(1,209,398)	4(e)	169,668
Selling, general & administrative	—	1,437,436	1,458,902	98,667	4(b)	8,778,915
				5,783,910	3(a)	
	—	1,741,257	2,837,968	6,521,679		11,100,904
Loss before taxes	—	(1,657,891)	(124,050)	(6,955,395)		(8,737,336)
Income taxes (recovery)						
Current	—	—	18,983	(18,983)	4(f)	—
Future	—	—	(47,593)	(2,289,027)	4(f)	(2,336,620)
	—	—	(28,610)	(2,308,010)		(2,336,620)
Loss	—	(1,657,891)	(95,440)	(4,647,385)		(6,400,716)
Loss per unit/share basic and diluted (Note 5)	$—	$(0.16)				$(0.22)

Alter Nrg Corp.

Notes to Unaudited Pro Forma Consolidated Financial Statements As at December 31, 2006 and for the year ended December 31, 2006 All amounts in Canadian dollars unless specified otherwise

1. Corporate Reorganization

Alter Nrg Income Fund (the "Trust") was an income trust as at December 31, 2006 and up to the date of the Initial Public Offering (the "Offering"). In conjunction with the Offering, the Trust will reorganize from an income trust structure to a corporation. The following is a summary of the steps to be undertaken to reorganize Alter Nrg Corp. (the "Corporation") and the Trust and its subsidiaries (collectively, the "Reorganization"):

(a) The Trust will, prior to the closing of the Offering, convene a special meeting of the Unitholders to seek Unitholder approval of certain amendments to the Trust Indenture and certain other matters.

(b) Provided that the Unitholder approvals contemplated above are granted, the Corporation will seek the approval of the Alberta Court of Queen's Bench to proceed with the completion of a statutory plan of arrangement, the effective time of which will occur simultaneously with the closing of the Offering. The Plan of Arrangement contains details on the reorganization which exchanges Units of the Trust for Common Shares of the Corporation on a 1:1 tax free basis.

2. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at December 31, 2006 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 (collectively, the "pro forma consolidated financial statements") have been prepared by management of the corporation in accordance with Canadian generally accepted accounting principles ("GAAP"). The pro forma consolidated financial statements have been prepared to reflect the acquisition (the "Acquisition") of Westinghouse Plasma Corporation ("WPC"), the Offering and the Reorganization of the Trust from an income trust to a corporation. The unaudited pro forma consolidated balance sheet has been prepared as if the Offering, Reorganization and Acquisition had occurred on December 31, 2006. The unaudited pro forma consolidated statement of operations has been prepared as if the Offering, Reorganization and Acquisition occurred on January 1, 2006.

The unaudited pro forma consolidated financial statements have been prepared in accordance with GAAP and have been derived from the following:

- Audited balance sheet of Alter Nrg Corp. as at February 20, 2007.
- Audited consolidated financial statements of the Trust as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006.
- Audited financial statements of WPC as at and for the year ended December 31, 2006. For the purpose of the pro forma consolidated financial statements, the WPC amounts denominated in U.S. dollars have been converted into Canadian dollars at the exchange rate in effect at December 31, 2006 of $Cdn 1.1654:$US1 and the average exchange rate for the year of $Cdn1.1341:$US1 for the balance sheet and statement of operations, respectively.

The pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with the audited financial statements of the Trust and WPC included elsewhere in the Prospectus. The pro forma consolidated financial statements do not reflect any synergies from combining with the Corporation with WPC.

In the opinion of Management, these pro forma consolidated financial statements include all adjustments necessary for fair presentation in accordance with GAAP. The pro forma consolidated financial statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

Significant accounting policies

(a) Intangible assets

The intangible assets represent the value attributed to the technology acquired from WPC, including the technological processes, patents, designs and engineering expertise. The intangible assets are amortized on a straight-line basis over their estimated useful life of 15 years.

(b) Customer contracts

Customer contracts represent open sales contracts that the Corporation will acquire from WPC. All goods and services are expected to be provided to the customers in 2007.

The remaining accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in the audited financial statements of the Trust included elsewhere in the Prospectus.

3. Pro Forma Consolidated Balance Sheet

The unaudited pro forma consolidated balance sheet of the Corporation gives effect to the following transactions on December 31, 2006.

a) The Trust entered into a purchase and sale agreement with WPC on December 2, 2006 (the "Agreement") pursuant to which the Trust agreed to acquire 100% of the issued and outstanding shares of WPC for an aggregate purchase price of $34,296,600, which includes $500,000 of legal and other costs incurred related to the Acquisition. The purchase price will be funded by payment of $22 million USD ($25,638,800 at an exchange rate of 1.1654 at December 31, 2006) in cash and $7 million USD ($8,157,800 at December 31, 2006) worth of Common Shares

at an assumed price of $2.25 per Common Share. The fair value ultimately assigned to the Common Shares will be based on the price established by the Offering.

A total of $5.1 million USD of the purchase price consideration, $4.1 million USD in cash and $1 million USD in Common Shares, to the principal shareholder of WPC will be held in escrow. This consideration will be released in twelve equal monthly installments beginning one month after closing up to December 15, 2007 if the principal shareholder is still employed and active in the business. As such, the $5.1 million USD ($5,943,540 at an exchange rate of 1.1654 for the year ended December 31, 2006) is considered compensation to the principal shareholder and included in selling, general and administrative costs in the unaudited consolidated pro forma statement of operations.

The acquisition has been accounted for using the purchase method with the consideration being allocated to the fair value of the assets acquired and liabilities assumed on the following basis:

Description	
Current assets, excluding inventory	$ 1,029,682
Customer contracts	1,471,317
Inventory	169,065
Future income taxes	102,555
Intangible assets	26,763,314
Current liabilities	(1,182,874)
Fair value of net assets acquired	28,353,060
Purchase Price	
Cash	21,360,660
Common Shares	6,992,400
	$28,353,060

The actual calculation and allocation of the purchase price will be based on the fair value of assets purchased and liabilities assumed at the effective date of the acquisition and other information at that date to support the allocation of the purchase price to the respective assets and liabilities. In addition, certain of the above amounts are Management's current estimate of the known and expected fair values and may change as final information becomes available. Accordingly, the actual amounts for each of the assets and liabilities will vary from the pro forma amounts and the variation may be material.

The technology license costs paid to WPC of $299,515 prior to the Acquisition have been reclassified to intangible assets as the Corporation will own the technology after acquisition and will no longer require a license. Deposits paid by Alter Nrg to WPC for engineering services of $198,118 have been eliminated from deferred costs and deferred revenue, respectively.

b) Assuming a maximum offering, the Corporation will issue 15,555,556 Common Shares and assuming a price of $2.25 per share, the gross proceeds will be $35,000,001. Estimated transaction costs will be approximately $2,775,000. The Corporation will use the net proceeds from the offering of its Common Shares to acquire the issued and outstanding common shares of WPC and retain approximately $6,241,392 in cash to fund additional Corporate expenditures.

c) The Trust Units will be exchanged one unit for one common share by the Corporation on a tax free basis concurrently with the closing of the Acquisition. Corporate reorganization costs of $200,000 to change the Trust's organizational structure to a corporation have been capitalized to share capital at December 31, 2006.

d) The consolidated pro forma balance sheet reflects stock based compensation of $22,155 related to the recognition of stock based compensation from the issuance of 50,000 options to a WPC executive that vest one-third immediately at closing of the Acquisition. See Note 4(d).

4. Pro Forma Consolidated Statement of Operations

The unaudited pro forma consolidated statement of operations of the Corporation gives effect to the following transactions and assumptions as if they had taken place on January 1, 2006.

a) Pro forma revenue reflects the elimination of $433,716 of intercompany sales from revenue received by WPC from the Corporation. There is no offsetting adjustment in the unaudited pro forma statement of operations to expenses as this amount was capitalized by the Corporation.

b) General and administrative costs have been increased by the salaries that would have been paid to the executives of WPC under the new Employment Agreements as part of the acquisition. Salary increases totaling $98,667 were added to general and administrative expenses for the year ended December 31, 2006 as if the Acquisition occurred on January 1, 2006.

c) The unaudited consolidated pro forma statement of operations reflects an increase in amortization expense to give effect to the increase in intangible assets as a result of the Acquisition.

d) The unaudited consolidated pro forma statement of operations reflects an increase in stock based compensation of $44,311 related to the recognition of stock based compensation from the issuance of 50,000 options to a WPC executive that vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant. The fair value of the

options granted was $1.33. The Corporation estimated the fair value of the options using the Black-Scholes option pricing model with the following assumptions on a weighted average basis:

Expected volatility	60%
Risk free interest rate	4%
Dividend rate	0%
Expected life	8 years

e) WPC management bonuses in the amount of $1,379,066 have been removed for the year ended December 31, 2006. WPC management bonuses for the year ended December 31, 2006 under the new Employee Agreements had the acquisition occurred on January 1, 2006 would be $169,668.

f) Calculation of income tax expense incorporates the above adjustments.

5. Loss Per Share

The basic and diluted loss per share is calculated based on the following shares outstanding:

Alter Nrg, as reported	10,351,401
Offering	15,555,556
Acquisition	3,625,689
	29,532,646

FINANCIAL STATEMENTS OF WESTINGHOUSE PLASMA CORPORATION

Westinghouse Plasma Corporation

AUDITORS' REPORT

To the Directors of
Westinghouse Plasma Corporation:

We have audited the balance sheets of **Westinghouse Plasma Corporation** as at December 31, 2006 and 2005 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation.

Because we were appointed auditors of the company in December 2006, we were neither able to observe the counting of physical inventories at December 31, 2005, 2004 and 2003 nor satisfy ourselves concerning those inventory quantities by alternative means. Since opening inventories enter into the determination of the results of operations and cash flows, we were unable to determine whether adjustments to inventory as of December 31, 2005, 2004 and 2003 and to direct costs of goods provided, income taxes, loss, opening deficit and cash provided by operating activities for the years ended December 31, 2006, 2005 and 2004 might be necessary.

In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine opening inventory quantities, as described in the preceding paragraph, the statements of loss and deficit and of cash flows present fairly, in all material respects, the financial position of the company as at December 31, 2005 and the results of operations and cash flows of the company for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles. Further, in our opinion, the balance sheet presents fairly, in all material respects, the financial position of the company as at December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
January 29, 2007

signed "DELOITTE & TOUCHE LLP"
Chartered Accountants

Westinghouse Plasma Corporation

Balance Sheets
As at December 31
(Expressed in U.S. Dollars)

	2006	2005
ASSETS		
Current		
Cash	545,370	61,691
Accounts receivable	279,283	88,541
Prepaid expenses	58,891	25,928
Inventories	145,070	108,562
Future income tax benefit (Note 7)	46,000	12,500
	1,074,614	297,222
Capital assets (Note 4)	—	—
Future income tax benefit (Note 7)	86,244	86,662
	1,160,858	383,884
LIABILITIES		
Current		
Accounts payable and accrued liabilities	158,299	134,562
Deferred revenue	856,695	—
Current portion of long term debt (Note 6)	—	13,341
Future income tax liability (Note 7)	—	5,963
	1,014,994	153,866
Deferred lease inducements (Note 11)	374,970	374,970
Long term debt (Note 6)	—	—
	1,389,964	528,836
Shareholders' Equity		
Capital Stock (Note 9)	1,000	1,000
Deficit	(230,106)	(145,952)
	(229,106)	(144,952)
	1,160,858	383,884

Commitments (Note 11)

Approved by the Board:

(signed) "Dr. Shyam Dighe", Director

(signed) "Daniel Lazarra", Director

See accompanying notes to financial statements.

Westinghouse Plasma Corporation

Statements of Loss and Deficit
For the years ended December 31,
(Expressed in U.S. Dollars)

	2006	2005	2004
Revenue	$2,393,015	$1,117,346	$1,434,805
Expenses			
Direct cost of goods provided	171,795	203,075	288,223
Compensation (Note 3)	1,764,098	641,291	671,063
Consulting services	154,813	48,629	136,571
License and maintenance	133,183	53,436	68,382
Occupancy costs	197,360	196,284	220,911
Depreciation	—	4,619	4,871
Interest on long term debt	5,292	4,279	2,559
Other administrative costs	75,855	35,765	47,759
	2,502,396	1,187,378	1,440,339
Loss before income taxes	(109,381)	(70,032)	(5,534)
Provision for (recovery of) income taxes (Note 7)			
Current	13,818	—	2,014
Future	(39,045)	(18,281)	(1,862)
	(25,227)	(18,281)	152
Loss	(84,154)	(51,751)	(5,686)
Deficit, beginning of year	(145,952)	(94,201)	(88,515)
Deficit, end of year	$ (230,106)	$ (145,952)	$ (94,201)

See accompanying notes to financial statements.

Westinghouse Plasma Corporation

Statements of Cash Flows
For the years ended December 31,
(Expressed in U.S. Dollars)

	2006	2005	2004
Operating activities			
Loss	$ (84,154)	$ (51,751)	$ (5,686)
Items not involving cash			
Depreciation	—	4,619	4,871
Deferred lease inducement	—	—	18,750
Future income tax recovery	(39,045)	(18,281)	(1,862)
Change in non-cash working capital items	620,219	96,726	(6,530)
Cash provided by operating activities	497,020	31,313	9,543
Financing activities			
Borrowing under the credit agreements	100,000	119,000	—
Repayment of debt and borrowings	(113,341)	(129,943)	(142,143)
Cash used in financing activities	(13,341)	(10,943)	(142,143)
Net increase (decrease) in cash	483,679	20,370	(132,600)
Cash, beginning of year	61,691	41,321	173,921
Cash, end of year	$ 545,370	$ 61,691	$ 41,321
Other cash flow information:			
Interest paid	$ 4,874	$ 4,279	$ 2,264
Income taxes paid	—	2,673	5,718

See accompanying notes to financial statements.

Westinghouse Plasma Corporation

Notes to the Financial Statements
As at and for the years ended December 31, 2006, 2005 and 2004

1. Description of the Business

Westinghouse Plasma Corporation ("WPC" or the "Company") a Pennsylvania corporation, designs, manufactures and services plasma torch systems and applications throughout the world.

2. Summary of Significant Accounting Policies

The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the periods. Actual results could differ from these estimates.

Revenue Recognition

Revenue is recognized when evidence of an arrangements exists, goods are shipped, services are rendered, the selling price is fixed and determinable, and collectibility is reasonably assured.

Advance payments received from customers, in excess of revenue recognized, are classified as deferred revenue until the service is provided or the product delivered.

Revenue from license fees is recognized based on the terms of the license agreement. Revenues related to licenses subject to attaining milestones are recognized as revenues as milestones are reached. Non-refundable license fees are recognized as revenues when the Company has no further involvement or obligation to perform under the arrangement, the fee is fixed and determinable and collection of the amount is deemed probable.

Inventories

Inventories are valued at the lower of cost, determined on the first-in, first out ("FIFO") basis, and net realizable value.

Capital Assets

Capital assets are recorded at cost less accumulated amortization. Maintenance and repairs are charged to expense as incurred: renewals and betterments which extend the physical or economical useful life of related assets are capitalized. Amortization is based on the estimated useful lives of the assets on a straight-line basis as follows:

Machinery and equipment . . . . 5 years

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated future tax effects of differences in the carrying value of assets and liabilities in the financial statements and their respective tax bases, using income tax rates enacted or substantively enacted for the years in which the differences are expected to reverse. Future income tax assets are limited to the amount that is more likely than not to be realized.

3. Compensation

The Company's qualified defined contribution plan for eligible full-time employees is a salary reduction provision by which the Company makes a matching contribution of 100% of the first 3% of salary contributed by each employee. Company contributions, included in compensation expense, were $11,616, $13,845, and $15,360 for the years ended December 31, 2006, 2005, and 2004, respectively.

The Company has a discretionary, performance based incentive plan. Under the plan the Company's employees, primarily top Management, were paid $1,090,000, $37,000, and nil for the years ended December 31, 2006, 2005, and 2004, respectively.

4. Capital Assets

The Company's capital assets were fully amortized by December 31, 2005. No capital purchases were made for the years ending December 31, 2004, 2005 or 2006.

5. Credit Facility

The Company entered into a credit agreement for a $400,000 working capital line of credit due on demand and secured by substantially all of the Company's assets at a variable interest rate of prime plus 0.75%.

6. Long Term Debt

The Company's credit agreement provided for a $120,000 term loan.

	2006	2005
Term loan: interest at Libor plus 2.0%, repayable in equal monthly installments of $1,429 maturing in May 2006	$—	$ 7,141
Term loan: interest at 7% repayable in equal monthly installments of $1,661 maturing May 2006	—	6,200
Less: amounts due within one year	—	13,341
Long term debt	$—	$ —

7. Income Taxes

The provision for income taxes in the financial statements differs from the result which would be obtained by applying the federal and state tax rate to the Company's income (loss) before income taxes. This difference results from the following items:

	2006	2005	2004
Loss before provision for income taxes	(109,381)	(70,032)	(5,534)
Basic income tax rate	23%	23%	23%
Computed income tax recovery	(25,158)	(16,107)	(1,273)
Effect on income taxes resulting from other items	(69)	(2,174)	1,425
Provision for (recovery of) income taxes	(25,227)	(18,281)	152

The major component of the Company's long term future tax benefit as of December 31, 2006, 2005, and 2004 relates to accrued rent expense not currently deductible. The current future tax liability consists primarily of capital assets and prepaid expenses deducted for tax purposes.

In the year ended December 31, 2005, the Company generated a $54,099 state and federal non-capital loss carry forward. The resulting future tax benefit of $12,500 is classified as current in 2005 as it will be utilized in the 2006 tax year. For the year ended December 31, 2006, the Company included $200,000 of deferred revenue in taxable income resulting in a current future tax benefit of $46,000.

8. Related Party Transactions

The Company enters into transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party. Related party transactions included accounting fees paid to one of its shareholders. These fees totaled $36,000 for each of the years ended December 31, 2006, 2005 and 2004 and are included in consulting services in the accompanying statement of loss and deficit.

9. Capital Stock

Shares of authorized, issued and outstanding common stock are 1,000,000 at no par value with a stated value of $.001 per share.

10. Financial Instruments

The fair value and carrying amounts of the Company's financial instruments, consisting of accounts receivable, accounts payable, accrued liabilities and long term debt are approximately equivalent due to the short period of time to maturity.

11. Commitments

The Company leases its main office and production facility under an operating agreement dated April 1999 with two five year option renewal periods. Future minimum lease payments under this operating lease and the related renewal option periods in excess of one year at December 31, 2006 are:

2007	$ 75,000
2008	75,000
2009	131,250
2010	150,000
2011	150,000
Thereafter	337,500
Total	$918,750

The deferred lease inducement of $374,970 for the year ended December 31, 2006 and 2005 relates to a rental incentive the Company received for the first 5 year lease term between 1999 and 2004 and will reverse in the last 5 year lease term from 2010 to 2015.

The lease agreement has two five year renewal terms. In the first term from 1999 to 2004 the Company paid a nominal amount of rent. In the second term from 2005 to 2009 the Company paid/will pay $75,000 per year or $375,000 over the five year term. In the third term from 2010 to 2015 the Company will pay $150,000 per year or $750,000 over the five year term. The total rent paid over the entire lease term will be $1,125,000 which equates to $75,000 per year of rent expense recorded on a straight line basis over the 15 year lease term.

The lease expense recorded over the first 5 year term was $375,000 and the difference between the expense and nominal amount paid resulted in a deferred lease inducement of $374,970 as at December 31, 2004 to be recognized during the 2009 to 2014 lease term.

12. Significant Customers

The Company's five largest customers accounted for 76%, 96%, and 99% of the revenue for the years ended December 31, 2006, 2005 and 2004, respectively. The largest customer accounted for approximately 25%, 54%, and 51% of total revenues for the years ended December 31, 2006, 2005, and 2004, respectively.

CERTIFICATE OF THE CORPORATION AND THE PROMOTERS

April 10, 2007

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 63 of *Securities Act* (Nova Scotia), by Part II of *Securities Act* (Prince Edward Island) and by Part XIV of *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. This prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

(Signed) MARK A. MONTEMURRO
President and Chief Executive Officer

(Signed) DANIEL R. HAY
Chief Financial Officer

On behalf of the Board of Directors

(Signed) MICHAEL E. HEIER
Director

(Signed) BRENT J. CONWAY
Director

On behalf of the Promoters

(Signed) MARK A. MONTEMURRO

(Signed) MICHAEL E. HEIER

CERTIFICATE OF THE AGENTS

April 10, 2007

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part 6 of the *Securities Act* (New Brunswick), by Section 64 of *Securities Act* (Nova Scotia), by Part II of *Securities Act* (Prince Edward Island) and by Part XIV of *Securities Act* (Newfoundland and Labrador) and the respective regulations thereunder. To the Corporation's knowledge, this prospectus does not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed within the meaning of the *Securities Act* (Québec) and the regulations thereunder.

WELLINGTON WEST CAPITAL MARKETS INC.

(Signed) JEFF REYMER
Director, Investment Banking

CANACCORD CAPITAL CORPORATION

(Signed) TIMOTHY J. HART
Managing Director, Investment Banking

RAYMOND JAMES LTD.

(Signed) JASON HOLTBY
Senior Managing Director, Investment Banking

TD SECURITIES INC.

(Signed) GREGORY B. SAKSIDA
Managing Director, Investment Banking

PARADIGM CAPITAL INC.

(Signed) PHILIP J. MOORE, CFA
Managing Director, Investment Banking

ALTERNRG

BOWNE
PRINTED IN CANADA
CG5159

NORWEST
CORPORATION

CONSENT OF QUALIFIED PERSON

To: **British Columbia Securities Commission**
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

I, Craig Acott, P. Eng., hereby:

(a) consent to the public filing of the technical report entitled "Technical Report – Alter Nrg Lands Fox Creek Coal Property, Alberta" dated February 20, 2007 (the "Technical Report") and prepared for Alter Nrg Corp. (the "Issuer"); and

(b) confirm that I have read the Prospectus of the Issuer dated April 10, 2007 and that it fairly and accurately represents the information in the Technical Report.

Dated this 10th day of April, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

____

Signature of Qualified Person

Craig Acott, P. Eng.

Name of Qualified Person

2700, 411 – 1st Street S.E. • Calgary, Alberta CANADA T2G 4Y5 • Telephone (403) 237-7763 • Fax (403) 263-4086 • www.norwestcorp.com

DENVER CALGARY HOUSTON SALT LAKE CITY VANCOUVER GOLDEN CHARLESTON WV BEIJING

NORWEST
CORPORATION

CONSENT OF QUALIFIED PERSON

To: **British Columbia Securities Commission**
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Prince Edward Island Securities Office

Dear Sirs/Mesdames:

I, Geoff Jordan, P. Geol., hereby:

(a) consent to the public filing of the technical report entitled "Technical Report – Alter Nrg Lands Fox Creek Coal Property, Alberta" dated February 20, 2007 (the "Technical Report") and prepared for Alter Nrg Corp. (the "Issuer"); and

(b) confirm that I have read the Prospectus of the Issuer dated April 10, 2007 and that it fairly and accurately represents the information in the Technical Report.

Dated this 10th day of April, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

____

Signature of Qualified Person

Geoff Jordan, P. Geol..

Name of Qualified Person

Heenan Blaikie

RECEIVED

VIA SEDAR

April 10, 2007

ALBERTA SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION
SASKATCHEWAN FINANCIAL SERVICES COMMISSION
MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
SECURITIES COMMISSION OF NEWFOUNDLAND AND LABRADOR
NOVA SCOTIA SECURITIES COMMISSION
PRINCE EDWARD ISLAND SECURITIES OFFICE
NEW BRUNSWICK SECURITIES COMMISSION

Re: Alter Nrg Corp. (the "Corporation") – Final Long-Form Prospectus Qualifying the Distribution of Common Shares

We refer to the final long form prospectus dated April 10, 2007 (the "Prospectus") of the Corporation relating to the distribution of common shares of the Corporation.

We hereby consent to the use of our firm name on the face page of the Prospectus and under the headings "Eligibility for Investment", "Legal Matters" and "Interest of Experts" and to the reference to our opinion on the face page of the Prospectus and to our opinion under the heading "Eligibility for Investment".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

Heenan Blaikie LLP

(signed) *"Heenan Blaikie LLP"*

Blake, Cassels & Graydon LLP
Barristers & Solicitors
Patent & Trade-mark Agents
855 - 2nd Street S.W.
Suite 3500, Bankers Hall East Tower
Calgary AB T2P 4J8 Canada
Tel: 403-260-9600 Fax: 403-260-9700

April 10, 2007

VIA SEDAR

Reference: 87074/10

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island –Consumer, Corporate and Insurance Services Division,
Office of the Attorney General
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re: Final Prospectus of Alter Nrg Corp. (the "Corporation")

We refer to the final prospectus of the Corporation dated April 10, 2007 (the "Prospectus") relating to the offering of common shares of the Corporation.

We hereby consent to the references to our firm name on the cover page and under the headings "Experts", "Material Contracts", "Legal Matters" and "Interest of Experts" in the Prospectus and to the use of our opinions on the cover page and under the headings "Summary – Eligibility for Investment" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinions referred to above or that are within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30769437.1

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267 1700
Fax: (403) 264 2871
www.deloitte.ca

April 10, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Department of Provincial Affairs and Attorney General
Newfoundland and Labrador, Securities Division, Department of Government Services and Lands

Dear Sirs/Mesdames:

Re: Alter Nrg Corp. (the "Corporation")

We refer to the prospectus of the Alter Nrg Corp. dated April 10, 2007 qualifying the distribution of common shares of the Corporation.

We consent to the use in the above-mentioned prospectus of our report dated January 29, 2007 (except for note 13 which is as of April 10, 2007) to the directors of Alter Nrg Ltd as administrator of Alter Nrg Income Fund (the "Fund") on the following financial statements of the Fund:

- Consolidated balance sheet as at December 31, 2006; and
- Consolidated statements of operations and deficit and cash flows for the period from commencement of operations on March 9, 2006 to December 31, 2006.

We also consent to the use in the above-mentioned prospectus of our report dated January 29, 2007 to the directors of Westinghouse Plasma Corporation ("WPC") on the following financial statements of WPC:

- Balance sheets as at December 31, 2006 and 2005; and
- Statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2006.

We also consent to the use in the above-mentioned prospectus of our report dated February 23, 2007 (except for note 3 which is as of April 10, 2007) to the directors of Alter Nrg Corp. on the balance sheet of the Corporation as at February 20, 2007.

We report that we have read the prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

We also consent to the use in the above-mentioned prospectus of our compilation report dated April 10, 2007 to the directors of the Corporation on the pro forma consolidated balance sheet of the Corporation as at December 31, 2006 and the pro forma consolidated statement of operations for the year ended December 31, 2006.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third party. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) "Deloitte & Touche LLP"

Chartered Accountants

A|S|C
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM
FOR PROSPECTUSES**

AND

IN THE MATTER OF

ALTER NRG CORP.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Long Form Prospectus of the above issuer dated April 10, 2007.

DATED at Calgary, Alberta this April 10, 2007

"Agnes Lau"

Agnes Lau
Associate Director, Corporate Finance

SEDAR Project # 01056296

UNDERTAKING

TO: Alberta Securities Commission

In connection with the filing by Alter Nrg Corp. (the "Corporation") of the final long form prospectus dated April 10, 2007 (the "Prospectus") relating to the offering (the "Offering") of up to 15,555,556 common shares of the Corporation, the Corporation hereby undertakes and agrees to file with the Alberta Securities Commission (the "ASC"), within three days of the date of closing of the Offering, the following document as described under the heading "Material Contracts" in the Prospectus:

1. The Escrow Agreement.

DATED as of the 10th day of April, 2007.

ALTER NRG CORP.

By: (signed) "Scott W.N. Clarke"
Name: Scott W.N. Clarke
Title: Assistant Corporate Secretary

30770927.1

NOVA SCOTIA Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ALTER NRG CORP.

Receipt for (Final) Prospectus dated **April 10, 2007** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **10th** day of **April, 2007**.

"*J. William Slattery*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance

Project # 1056296

ESCROW AGREEMENT

THIS AGREEMENT is made as of the 17th day of April, 2007.

AMONG:

ALTER NRG CORP. (the "**Issuer**")

- and -

VALIANT TRUST COMPANY (the "**Escrow Agent**")

- and -

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER, (each, individually, a "**Securityholder**" and, collectively, the "**Securityholders**")

(collectively, the "**Parties**")

WHEREAS this Agreement is being entered into by the Parties under National Policy 46-201 "Escrow for Initial Public Offerings" (the "**Policy**") in connection with the proposed distribution (the "**IPO**") by the Issuer, an "established issuer" under Section 3.3 of the Policy, of up to 15,555,556 common shares in the capital of the Issuer (the "**Common Shares**"), by prospectus.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1
ESCROW

1.1 Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement. The Escrow Agent accepts the appointment.

1.2 Deposit of Escrow Securities in Escrow

(a) The Securityholders are depositing the securities (the "**Escrow Securities**") listed opposite their names in Schedule "A" attached hereto with the Escrow Agent to be held in escrow under this Agreement. Each Securityholder will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of the Escrow Securities which the Securityholder has or which the Securityholder may later receive.

(b) If a Securityholder receives any other securities (the "**Additional Escrow Securities**"):

(i) as a dividend or other distribution on Escrow Securities;

(ii) on the exercise of a right of purchase, conversion or exchange attaching to Escrow Securities, including securities received on conversion of special warrants;

(iii) on a subdivision, or compulsory or automatic conversion or exchange of Escrow Securities; or

(iv) from a successor issuer in a business combination, if Article 5 of this Agreement applies,

the Securityholder will deposit them in escrow with the Escrow Agent. The Securityholder shall deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those Additional Escrow Securities. When this Agreement refers to Escrow Securities, it includes Additional Escrow Securities.

(c) The Securityholders will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of Additional Escrow Securities issued to them.

1.3 Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the Escrow Securities in escrow until they are released from escrow under this Agreement.

ARTICLE 2
RELEASE OF ESCROW SECURITIES

2.1 Release Schedule for an Established Issuer

Escrow Services

The Escrow Securities will be released as follows:

On April 17, 2007, or such other date upon which the Issuer's securities are listed on a Canadian Exchange (the "**Listing Date**")	1/4 of each Securityholder's Escrowed Securities
6 months after the Listing Date	1/3 of each Securityholder's remaining Escrowed Securities
12 months after the Listing Date	1/2 of each Securityholder's remaining Escrowed Securities
18 months after the Listing Date	The remaining Escrowed Securities of each Securityholder

2.2 Alternate Meaning of "Listing Date"

If the Issuer is an established issuer, an alternative meaning for Listing Date is the date the Issuer completes its IPO if the Issuer's securities are listed on a Canadian exchange immediately before its IPO.

2.3 Additional Escrow Securities

If a Securityholder acquires Additional Escrow Securities, those securities will be added to the securities already in escrow, to increase the number of the Securityholder's remaining Escrow Securities. After that, all of the Securityholder's Escrow Securities will be released in accordance with the applicable release schedule in the table above.

2.4 Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder's Escrow Securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.5 Replacement Certificates

If, on the date a Securityholder's Escrow Securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more Escrow Securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence. The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent. After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder's direction, the replacement share certificate or other evidence of the Escrow Securities released. The Escrow Agent and the Issuer will act as soon as reasonably practicable.

2.6 Release upon Death

(a) If a Securityholder dies, the Securityholder's Escrow Securities will be released from escrow. The Escrow Agent will deliver any share certificates or other evidence of the Escrow Securities in the possession of the Escrow Agent to the Securityholder's legal representative.

(b) Prior to delivery the Escrow Agent must receive:

   (i) a certified copy of the death certificate; and

   (ii) any evidence of the legal representative's status that the Escrow Agent may reasonably require.

ARTICLE 3
DEALING WITH ESCROW SECURITIES

3.1 Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, Securityholders will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with their Escrow Securities or any related share certificates or other evidence of the Escrow Securities. If a Securityholder is a private company controlled by one or more principals (as defined in section 3.5 of the Policy) of the Issuer, the Securityholder shall not participate in a transaction that results in a change of its control or a change in the economic exposure of the principals to the risks of holding Escrow Securities.

3.2 Pledge, Mortgage or Charge as Collateral for a Loan

Securityholders may pledge, mortgage or charge their Escrow Securities to a financial institution as collateral for a loan, provided that no Escrow Securities or any share certificates or other evidence of Escrow Securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose. The loan agreement must provide that the Escrow Securities will remain in escrow if the lender realizes on the Escrow Securities to satisfy the loan.

3.3 Voting of Escrow Securities

Securityholders may exercise any voting rights attached to their Escrow Securities.

3.4 Dividends on Escrow Securities

Securityholders may receive a dividend or other distribution on their Escrow Securities, and elect the manner of payment from the standard options offered by the Issuer. If the Escrow Agent receives a dividend or other distribution on a Securityholder's Escrow Securities, other than Additional Escrow Securities, the Escrow Agent will pay the dividend or other distribution to the Securityholder on receipt.

3.5 Exercise of Other Rights Attaching to Escrow Securities

Securityholders may exercise their rights to exchange or convert their Escrow Securities in accordance with this Agreement.

ARTICLE 4
PERMITTED TRANSFERS WITHIN ESCROW

4.1 Transfer to Directors and Senior Officers

(a) A Securityholder may transfer Escrow Securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer's board of directors has approved the transfer.

(b) Prior to the transfer the Escrow Agent must receive:

(i) a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(ii) a certificate signed by a director or officer of the Issuer authorized to sign, stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required approval from the Canadian Exchange the Issuer is listed on, has been received;

(iii) an acknowledgment in the form of Schedule "B" attached hereto signed by the transferee;

(iv) copies of the letters sent to the securities regulators accompanying the acknowledgement; and

(v) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(c) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the jurisdictions in which the Issuer is a reporting issuer (the "**Jurisdictions**").

4.2 Transfer to Other Principals

(a) A Securityholder may transfer Escrow Securities within escrow:

(i) to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer's outstanding securities; or

(ii) to a person or company that after the proposed transfer

(A) will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(B) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries.

(b) Prior to the transfer the Escrow Agent must receive:

(i) a certificate signed by a director or officer of the Issuer authorized to sign stating that

(A) the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer's outstanding securities before the proposed transfer, or

(B) the transfer is to a person or company that

(I) the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer's outstanding securities, and

(II) has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries

after the proposed transfer, and

(C) any required approval from the Canadian exchange the Issuer is listed on has been received;

(ii) an acknowledgment in the form of Schedule "B" attached hereto signed by the transferee;

(iii) copies of the letters sent to the securities regulators accompanying the acknowledgement; and

(iv) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent.

(c) At least 10 days prior to the transfer, the Issuer will file a copy of the acknowledgement with the securities regulators in the Jurisdictions.

4.3 Transfer upon Bankruptcy of Securityholder

(a) A Securityholder may transfer Escrow Securities within escrow to a trustee in bankruptcy or another person or company entitled to Escrow Securities on bankruptcy.

(b) Prior to the transfer, the Escrow Agent must receive:

(i) a certified copy of either

(A) the assignment in bankruptcy filed with the Superintendent of Bankruptcy, or

(B) the receiving order adjudging the Securityholder bankrupt;

(ii) a certified copy of a certificate of appointment of the trustee in bankruptcy;

(iii) a transfer power of attorney, completed and executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(iv) an acknowledgment in the form of Schedule "B" attached hereto signed by:

(A) the trustee in bankruptcy, or

(B) on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the Escrow Securities.

(c) Within 10 days after the transfer, the transferee of the Escrow Securities will file a copy of the acknowledgment with the securities regulators in the Jurisdictions.

4.4 Transfer Upon Realization of Pledged, Mortgaged or Charged Escrow Securities

(a) A Securityholder may transfer within escrow to a financial institution the Escrow Securities the Securityholder has pledged, mortgaged or charged under Section 3.2 to that financial institution as collateral for a loan on realization of the loan.

(b) Prior to the transfer the Escrow Agent must receive:

(i) a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the Escrow Securities;

(ii) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(iii) an acknowledgement in the form of Schedule "B" attached hereto signed by the financial institution.

(c) Within 10 days after the transfer, the transferee of the Escrow Securities will file a copy of the acknowledgment with the securities regulators in the Jurisdictions.

4.5 Transfer to Certain Plans and Funds

(a) A Securityholder may transfer Escrow Securities within escrow to or between a registered retirement savings plan ("**RRSP**"), registered retirement income fund ("**RRIF**") or other similar registered plan or fund with a trustee, where the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund are limited to the Securityholder and their spouse, children and parents, or, if the Securityholder is the trustee of such a registered plan or fund, to the annuitant of the RRSP or RRIF, or a beneficiary of the other registered plan or fund, as applicable, or their spouses, children and parents.

(b) Prior to the transfer the Escrow Agent must receive:

(i) evidence from the trustee of the transferee plan or fund, or the trustee's agent, stating that, to the best of the trustee's knowledge, the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund

do not include any person or company other than the Securityholder and their spouse, children and parents;

(ii) a transfer power of attorney, executed by the transferor in accordance with the requirements of the Issuer's transfer agent; and

(iii) an acknowledgement in the form of Schedule "B" attached hereto signed by the trustee of the plan or fund.

(c) Within 10 days after the transfer, the transferee of the Escrow Securities will file a copy of the acknowledgment with the securities regulators in the Jurisdictions.

4.6 Effect of Transfer Within Escrow

After the transfer of Escrow Securities within escrow, the Escrow Securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the Escrow Securities to transferees under this Article 4.

ARTICLE 5
BUSINESS COMBINATIONS

5.1 Business Combinations

(a) This Part applies to the following (the "**Business Combinations**"):

(i) a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer;

(ii) a formal issuer bid for all outstanding equity securities of the Issuer;

(iii) a statutory arrangement;

(iv) an amalgamation;

(v) a merger; or

(vi) a reorganization that has an effect similar to an amalgamation or merger.

5.2 Delivery to Escrow Agent

(a) A Securityholder may tender their Escrow Securities to a person or company in a Business Combination. At least five business days prior to the date the Escrow Securities must be tendered under the Business Combination, the Securityholder must deliver to the Escrow Agent:

(i) a written direction signed by the Securityholder that directs the Escrow Agent to deliver to the depositary under the Business Combination any

share certificates or other evidence of the Securityholder's Escrow Securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the depositary, and any other documentation specified or provided by the Securityholder and required to be delivered to the depositary under the Business Combination; and

(ii) any other information concerning the Business Combination as the Escrow Agent may reasonably request.

5.3 Delivery to Depositary

(a) As soon as reasonably practicable, and in any event no later than three business days after the Escrow Agent receives the documents and information required under Section 5.2, the Escrow Agent shall deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the Securityholder's Escrow Securities, and a letter addressed to the depositary that:

(i) identifies the Escrow Securities that are being tendered;

(ii) states that the Escrow Securities are held in escrow;

(iii) states that the Escrow Securities are delivered only for the purposes of the Business Combination and that they will be released from escrow only after the Escrow Agent receives the information described in Section 5.4;

(iv) if any share certificates or other evidence of the Escrow Securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, any share certificates or other evidence of Escrow Securities that are not released from escrow into the Business Combination; and

(v) where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, any share certificates or other evidence of additional Escrow Securities that the Securityholder acquires under the Business Combination.

5.4 Release of Escrow Securities to Depositary

(a) The Escrow Agent will release from escrow the tendered Escrow Securities when the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the Business Combination, by that other person or company, that:

(i) the terms and conditions of the Business Combination have been met or waived; and

(ii) the Escrow Securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the Business Combination.

5.5 Escrow of New Securities

(a) If a Securityholder receives securities (the "**New Securities**") of another issuer (the "**Successor Issuer**") in exchange for their Escrow Securities, the New Securities will be subject to escrow in substitution for the tendered Escrow Securities if, immediately after completion of the Business Combination:

(i) the Successor Issuer is not an "exempt issuer" (as defined in section 3.2 of the Policy);

(ii) the Securityholder is a "principal" (as defined in section 3.5 of the Policy) of the Successor Issuer; and

(iii) the Securityholder holds more than 1% of the voting rights attached to the Successor Issuer's outstanding securities. (In calculating this percentage, include securities that may be issued to the Securityholder under outstanding convertible securities in both the number for the Securityholder's securities and the total number of securities outstanding).

5.6 Release from Escrow of New Securities

(a) As soon as reasonably practicable after the Escrow Agent receives:

(i) a certificate from the Successor Issuer signed by a director or officer of the Successor Issuer authorized to sign:

(A) stating that it is a Successor Issuer to the Issuer as a result of a Business Combination and whether it is an emerging issuer or an established issuer under the Policy, and

(B) listing the Securityholders whose New Securities are subject to escrow under Section 5.5,

the Escrow Securities of the Securityholders whose New Securities are not subject to escrow under Section 5.5 will be released, and the Escrow Agent will send any share certificates or other evidence of the Escrow Securities in the possession of the Escrow Agent in accordance with Section 2.4.

(b) If a Securityholder's New Securities are subject to escrow, the Escrow Agent will hold their New Securities in escrow on the same terms and conditions, including release dates, as applied to the Escrow Securities that they exchanged.

ARTICLE 6
RESIGNATION OF ESCROW AGENT

6.1 Resignation of Escrow Agent

(a) If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give 30 days' written notice to the Issuer.

(b) If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give 30 days' written notice to the Escrow Agent.

(c) If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent ("**Successor Escrow Agent**") that is acceptable to the securities regulators having jurisdiction in the matter and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(d) The resignation or termination of the Escrow Agent will be effective, and the Escrow Agent will cease to be bound by this Agreement, on the date that is 60 days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the "**Resignation or Termination Date**"), provided that the Resignation or Termination Date will not be less than 10 business days before a release date.

(e) If the Issuer has not appointed a Successor Escrow Agent within 60 days of the Resignation or Termination Date, the Escrow Agent will apply, at the Issuer's expense, to a court of competent jurisdiction for the appointment of a Successor Escrow Agent, and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(f) On any new appointment under this section, the Successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed. The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the Successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

ARTICLE 7
OTHER CONTRACTUAL ARRANGEMENTS

7.1 Escrow Agent Not a Trustee

The Escrow Agent accepts duties and responsibilities under this Agreement, and the Escrow Securities and any share certificates or other evidence of the Escrow Securities, solely as a custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

7.2 Escrow Agent Not Responsible for Genuineness

The Escrow Agent will not be responsible or liable in any manner whatever for the sufficiency, correctness, genuineness or validity of any Escrow Security deposited with it.

7.3 Escrow Agent Not Responsible for Furnished Information

The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of Escrow Securities within escrow under this Agreement.

7.4 Escrow Agent Not Responsible after Release

The Escrow Agent will have no responsibility for Escrow Securities that it has released to a Securityholder or at a Securityholder's direction according to this Agreement.

7.5 Indemnification of Escrow Agent

The Issuer and each Securityholder hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent, its affiliates, and their current and former directors, officers, employees and agents from and against any and all claims, demands, losses, penalties, costs, expenses, fees and liabilities, including, without limitation, legal fees and expenses, directly or indirectly arising out of, in connection with, or in respect of, this Agreement, except where same result directly and principally from gross negligence, wilful misconduct or bad faith on the part of the Escrow Agent. This indemnity survives the release of the Escrow Securities, the resignation or termination of the Escrow Agent and the termination of this Agreement.

7.6 Additional Provisions

(a) The Escrow Agent will be protected in acting and relying reasonably upon any notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as "**Documents**") furnished to it and purportedly signed by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Document in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the

truth or accuracy of any information therein contained, which it in good faith believes to be genuine.

(b) The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the Exchange, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(c) The Escrow Agent may consult with or retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor. The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors. The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

(d) In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(e) The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(f) The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(g) The Escrow Agent is authorized to cancel any share certificate delivered to it and hold such Securityholder's Escrow Securities in electronic, or uncertificated form only, pending release of such securities from escrow.

(h) The Escrow Agent will have no responsibility with respect to any Escrow Securities in respect of which no share certificate or other evidence or electronic or uncertificated form of these securities has been delivered to it, or otherwise received by it.

7.7 Limitation of Liability of Escrow Agent

The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for losses directly, principally and immediately caused by its bad faith, wilful misconduct or gross

negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable.

7.8 Remuneration of Escrow Agent

The Issuer will pay the Escrow Agent reasonable remuneration for its services under this Agreement, which fees are subject to revision from time to time on 30 days' written notice. The Issuer will reimburse the Escrow Agent for its expenses and disbursements. Any amount due under this section and unpaid 30 days after request for such payment, will bear interest from the expiration of such period at a rate per annum equal to the then current rate charged by the Escrow Agent, payable on demand and escrow services will be withheld until such time as payment is received. The Escrow Agent has the right to withhold delivery of the escrowed shares or to perform services pursuant to this agreement if the Issuer is in arrears with its account with the Escrow Agent.

ARTICLE 8
NOTICES

8.1 Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Valiant Trust Company
#310, 606 – 4 Street S.W.
Calgary, AB T2P 1T1

Attention: Manager, Client Services
Facsimile Number: (403) 233-2857

8.2 Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the following:

Alter Nrg Corp.
#420, 1414 – 8th Street S.W.
Calgary, AB T2R 1J6

Attention: Mark A. Montemurro, President & Chief Executive Officer
Facsimile Number: (403) 806-3701

8.3 Deliveries to Securityholders

(a) Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or 5 business days after the date of mailing, if delivered by mail, to the address on the Issuer's share register.

(b) Any share certificates or other evidence of a Securityholder's Escrow Securities will be sent to the Securityholder's address on the Issuer's share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten business days before the Escrow Securities are released from escrow. The Issuer will provide the Escrow Agent with each Securityholder's address as listed on the Issuer's share register.

8.4 Change of Address

(a) The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(b) The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(c) A Securityholder may change their address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

8.5 Postal Interruption

A Party to this Agreement will not mail a document it is required to mail under this Agreement if the Party is aware of an actual or impending disruption of postal service.

ARTICLE 9
GENERAL

9.1 Interpretation — "holding securities"

When this Agreement refers to securities that a Securityholder "holds", it means that the Securityholder has direct or indirect beneficial ownership of, or control or direction over, the securities.

9.2 Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this Agreement which are necessary to carry out the intent of this Agreement.

9.3 Time

Time is of the essence of this Agreement.

9.4 Incomplete IPO

If the Issuer does not complete its IPO and has become a reporting issuer in one or more jurisdictions because it has obtained a receipt for its IPO prospectus, this Agreement will remain in effect until the securities regulators in those Jurisdictions order that the Issuer has ceased to be a reporting issuer.

9.5 Governing Laws

The laws of the Province of Alberta (the "**Principal Regulator**") and the applicable laws of Canada shall govern this Agreement.

9.6 Jurisdiction

The securities regulator in each jurisdiction where the Issuer files its IPO prospectus has jurisdiction over this Agreement and the Escrow Securities.

9.7 Consent of Securities Regulators to Amendment

Except for amendments made under Article 3, the securities regulators with Jurisdiction must approve any amendment to this Agreement and will apply mutual reliance principles in reviewing any amendments that are filed with them. Therefore, the consent of the Principal Regulator will evidence the consent of all securities regulators with jurisdiction.

9.8 Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

9.9 Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

9.10 Language

This Agreement has been drawn up in the English language at the request of all Parties. Cette convention a été rédigé en anglais à la demande de toutes les Parties.

9.11 Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

9.12 Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

9.13 Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized as a transfer agent by the Canadian exchange the issuer is listed on (or if the issuer is not listed on a Canadian exchange, by any Canadian exchange) and notice is given to the securities regulators with jurisdiction.

[The remainder of this page intentionally left blank]

The Parties have executed and delivered this Agreement as of the date set out above.

ALTER NRG CORP.

Authorized Signatory
Danny Hay

VALIANT TRUST COMPANY

Authorized Signatory

MICHAEL E. HEIER	)	
	)	
Signed, sealed and delivered by Michael E. Heier in the presence of:	)	
	)	
Signature of Witness	)	
	)	Michael E. Heier
Name of Witness	)	

NANCY M. LAIRD	)	
	)	
Signed, sealed and delivered by Nancy M. Laird in the presence of:	)	
	)	
Signature of Witness	)	
	)	Nancy M. Laird
Name of Witness	)	

The Parties have executed and delivered this Agreement as of the date set out above.

ALTER NRG CORP.

____
Authorized Signatory

VALIANT TRUST COMPANY

______________________________ Philip Menard
Director, Client Services
Authorized Signatory

Concepcion Jalbuena
Manager, Income Trusts

MICHAEL E. HEIER	)	
	)	
Signed, sealed and delivered by Michael E. Heier in the presence of:	)	
	)	
______________________________	)	
Signature of Witness	)	______________________________
	)	Michael E. Heier
______________________________	)	
Name of Witness	)	

NANCY M. LAIRD	)	
	)	
Signed, sealed and delivered by Nancy M. Laird in the presence of:	)	
	)	
______________________________	)	
Signature of Witness	)	______________________________
	)	Nancy M. Laird
______________________________	)	
Name of Witness	)	

The Parties have executed and delivered this Agreement as of the date set out above.

ALTER NRG CORP.

____
Authorized Signatory

VALIANT TRUST COMPANY

____
Authorized Signatory

MICHAEL E. HEIER	)	
Signed, sealed and delivered by Michael E. Heier in the presence of:	)	
Signature of Witness	)	
SCOTT W.N. CLARKE	)	Michael E. Heier
Name of Witness	)	

NANCY M. LAIRD	)	
Signed, sealed and delivered by Nancy M. Laird in the presence of:	)	
Signature of Witness	)	
	)	Nancy M. Laird
Name of Witness	)	

The Parties have executed and delivered this Agreement as of the date set out above.

ALTER NRG CORP.

____
Authorized Signatory

VALIANT TRUST COMPANY

____
Authorized Signatory

MICHAEL E. HEIER	)
Signed, sealed and delivered by Michael E. Heier in the presence of:	)
____________________ Signature of Witness	) ____________________
	) Michael E. Heier
____________________ Name of Witness	)

NANCY M. LAIRD	)
Signed, sealed and delivered by Nancy M. Laird in the presence of:	)
Sarah Pybus Signature of Witness	) N Laird
	) Nancy M. Laird
Sarah E. Pybus Name of Witness	)

BRENT J. CONWAY

Signed, sealed and delivered by
Brent J. Conway in the presence of:

Signature of Witness

Sarah E. Pybus
Name of Witness

Brent J. Conway

MARK A. MONTEMURRO

Signed, sealed and delivered by
Mark A. Montemurro in the presence of:

Signature of Witness

Name of Witness

Mark A. Montemurro

DANIEL R. HAY

Signed, sealed and delivered by
Daniel R. Hay in the presence of:

Signature of Witness

Name of Witness

Daniel R. Hay

RICHARD D. BOWER

Signed, sealed and delivered by
Richard D. Bower in the presence of:

Signature of Witness

Name of Witness

Richard D. Bower

BRENT J. CONWAY

Signed, sealed and delivered by
Brent J. Conway in the presence of:

____
Signature of Witness

____
Name of Witness

____
Brent J. Conway

MARK A. MONTEMURRO

Signed, sealed and delivered by
Mark A. Montemurro in the presence of:

Sarah Pybus
Signature of Witness

Sarah E. Pybus
Name of Witness

____
Mark A. Montemurro

DANIEL R. HAY

Signed, sealed and delivered by
Daniel R. Hay in the presence of:

Sarah Pybus
Signature of Witness

Sarah E. Pybus
Name of Witness

____
Daniel R. Hay

RICHARD D. BOWER

Signed, sealed and delivered by
Richard D. Bower in the presence of:

____
Signature of Witness

____
Name of Witness

____
Richard D. Bower

BRENT J. CONWAY

Signed, sealed and delivered by
Brent J. Conway in the presence of:

____
Signature of Witness

____
Name of Witness

____
Brent J. Conway

MARK A. MONTEMURRO

Signed, sealed and delivered by
Mark A. Montemurro in the presence of:

____
Signature of Witness

____
Name of Witness

____
Mark A. Montemurro

DANIEL R. HAY

Signed, sealed and delivered by
Daniel R. Hay in the presence of:

____
Signature of Witness

____
Name of Witness

____
Daniel R. Hay

RICHARD D. BOWER

Signed, sealed and delivered by
Richard D. Bower in the presence of:

Sarah Pybus
Signature of Witness

Sarah E. Pybus
Name of Witness

[signature]
Richard D. Bower

30768830.3

KEVIN L. WILLERTON

Signed, sealed and delivered by Kevin L. Willerton in the presence of:

Sarah Pybus
Signature of Witness

Sarah E. Pybus
Name of Witness

K Willerton
Kevin L. Willerton

MICHELLE M. LEMMENS

Signed, sealed and delivered by Michelle M. Lemmens in the presence of:

Signature of Witness

Name of Witness

Michelle M. Lemmens

BROCK W. GIBSON

Signed, sealed and delivered by Brock W. Gibson in the presence of:

Signature of Witness

Name of Witness

Brock W. Gibson

SCOTT W. N. CLARKE

Signed, sealed and delivered by Scott W. N. Clarke in the presence of:

Sarah Pybus
Signature of Witness

Sarah E. Pybus
Name of Witness

[signature]
Scott W. N. Clarke

KEVIN L. WILLERTON

Signed, sealed and delivered by
Kevin L. Willerton in the presence of:

Signature of Witness

Name of Witness

Kevin L. Willerton

MICHELLE M. LEMMENS

Signed, sealed and delivered by
Michelle M. Lemmens in the presence of:

Signature of Witness

Sarah E. Pybus
Name of Witness

Michelle M. Lemmens

BROCK W. GIBSON

Signed, sealed and delivered by
Brock W. Gibson in the presence of:

Signature of Witness

Name of Witness

Brock W. Gibson

SCOTT W. N. CLARKE

Signed, sealed and delivered by
Scott W. N. Clarke in the presence of:

Signature of Witness

Name of Witness

Scott W. N. Clarke

KEVIN L. WILLERTON

Signed, sealed and delivered by
Kevin L. Willerton in the presence of:

____
Signature of Witness

____
Name of Witness

____
Kevin L. Willerton

MICHELLE M. LEMMENS

Signed, sealed and delivered by
Michelle M. Lemmens in the presence of:

____
Signature of Witness

____
Name of Witness

____
Michelle M. Lemmens

BROCK W. GIBSON

Signed, sealed and delivered by
Brock W. Gibson in the presence of:

____
Signature of Witness

Sarah E Rybus
Name of Witness

____
Brock W. Gibson

SCOTT W. N. CLARKE

Signed, sealed and delivered by
Scott W. N. Clarke in the presence of:

____
Signature of Witness

____
Name of Witness

____
Scott W. N. Clarke

SCHEDULE "A"

ESCROW SECURITIES TO BE DEPOSITED BY EACH SECURITYHOLDER

NAME OF SECURITYHOLDER:	Michael E. Heier
Securities:	Common Shares
Number:	6,583,333
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	103,800

NAME OF SECURITYHOLDER:	Nancy M. Laird
Securities:	Common Shares
Number:	245,000
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	81,700

NAME OF SECURITYHOLDER:	Brent J. Conway
Securities:	Common Shares
Number:	269,166
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	81,700

NAME OF SECURITYHOLDER:	Mark A. Montemurro
Securities:	Common Shares
Number:	502,916
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	261,900

NAME OF SECURITYHOLDER:	Daniel R. Hay
Securities:	Common Shares
Number:	110,555
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	201,300

NAME OF SECURITYHOLDER:	Richard D. Bower
Securities:	Common Shares
Number:	168,334
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	140,600

NAME OF SECURITYHOLDER:	Kevin L. Willerton
Securities:	Common Shares
Number:	7,500
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	135,000

NAME OF SECURITYHOLDER:	Michelle M. Lemmens
Securities:	Common Shares
Number:	Nil
Certificate(s) if applicable:	N/A
Securities:	Options to acquire Common Shares
Number:	50,000
Certificate(s) if applicable:	

NAME OF SECURITYHOLDER:	Brock W. Gibson
Securities:	Common Shares
Number:	100,278
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	15,400

NAME OF SECURITYHOLDER:	Scott W. N. Clarke
Securities:	Common Shares
Number:	31,667
Certificate(s) if applicable:	
Securities:	Options to acquire Common Shares
Number:	15,400

SCHEDULE "B"

ACKNOWLEDGEMENT AND AGREEMENT TO BE BOUND

I acknowledge that the securities listed in the attached Schedule "A" (the "**Escrow Securities**") have been or will be transferred to me and that the Escrow Securities are subject to an Escrow Agreement dated ______________________________ (the "**Escrow Agreement**").

For other good and valuable consideration, I agree to be bound by the Escrow Agreement in respect of the Escrow Securities, as if I were an original signatory to the Escrow Agreement.

Dated at ________________________ on ______________________________.

When the transferee is an individual:

	)	
Signed, sealed and delivered by	)	
• in the presence of:	)	
	)	
	)	
______________________________		
Signature of Witness		
	)	
______________________________	)	______________________________
Name of Witness	)	
	)	

ALTER NRG

TSXV: NRG

ALTER NRG CORP. ANNOUNCES $35 MILLION INITIAL PUBLIC OFFERING, ACQUISITION OF A PRIVATE GASIFICATION COMPANY, AND A CORPORATE RESTRUCTURING

Calgary, Alberta, April 17, 2007 – Alter Nrg Corp. ("Alter Nrg" or the "Company") is pleased to announce that it has completed an Initial Public Offering (the "Offering") of 15,555,556 Common Shares for gross proceeds of $35 million. The Offering was made through a syndicate co-led by Wellington West Capital Markets Inc. and Canaccord Adams and including Raymond James Ltd., TD Securities Inc. and Paradigm Capital Inc. The Company has granted the Agents an over-allotment option, exercisable for up to 30 days following the closing of the Offering, for an additional number of Common Shares equal to 15% of the number of Common Shares issued pursuant to the Offering at a price of $2.25 per Common Share.

The primary use of proceeds was to satisfy the cash component of the US$29 million acquisition of Westinghouse Plasma Corporation ("WPC"), a private gasification company based in the United States which has a patented plasma gasification technology. The consideration for the acquisition was US$22 million cash and US$7 million in Alter Nrg Common Shares, at the $2.25 Offering price. The acquisition of WPC provides a number of benefits to the Company including:

- Access to an industry leading and commercially proven plasma gasification technology
- Existing cash flow stream with additional revenue potential from increased business development efforts and additional product applications
- Direction over the continued development of the WPC technology
- Access to research and development capabilities
- Broader gasification solution for customers through the combination of WPC's plasma gasification experience with the Company's engineering, construction and balance of plant expertise

The Company has also filed on SEDAR (www.sedar.com) a coal resource report for the Fox Creek area. This resource provides a significant resource base to grow future energy production.

Mark Montemurro, President and CEO of Alter Nrg, states, "This is an exciting time for Alter Nrg as we position ourselves to be a leader in the growing gasification market in North America. The acquisition of a world class gasification technology provides us the flexibility and control to better implement our business plan and will be an accretive acquisition for our shareholders. Moving forward with a strong technology, a suitable resource base and a strong team provides us with exciting opportunities for future growth."

Michael Heier, Chairman of the Board, states, "Alter Nrg is something that I have been focused on for more than a decade. After formally commencing operations in March of 2006, I have been pleased with how quickly and effectively the Company has built itself into a leading gasification player. I look forward to the opportunities ahead and believe we will be opportunity rich in an emerging market."

As part of the Offering, the Company was re-organized from a mutual fund trust structure to a corporate structure through a statutory plan of arrangement under the *Business Corporations Act* (Alberta). The Company's Common Shares are listed on the TSX Venture Exchange under the trading symbol "NRG".

Alter Nrg is a development-stage entity pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs. Additional information about Alter Nrg and this transaction is available on SEDAR.

For further information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Alter Nrg Corp. (the "**Corporation**")
420, 1414 – 8th Street S.W.
Calgary, AB T2R 1J6

2. Date of Material Change:

April 17, 2007

3. Press Release:

A news release setting out information relating to the material change described herein was disseminated on April 17, 2007 through Canada Newswire and filed on SEDAR.

4. Summary of Material Change:

On April 17, 2007, the Corporation closed its previously announced initial public offering (the "**Offering**") of 15,555,556 common shares in the capital of the Corporation ("**Common Shares**") issued at a price of $2.25 per Common Share for gross proceeds of $35,000,001. The Offering was completed through a syndicate of agents led by Wellington West Capital Markets Inc. and Canaccord Capital Corporation and including Raymond James Ltd., TD Securities Inc. and Paradigm Capital Inc. (collectively, the "**Agents**"). From the net proceeds of the Offering of approximately $32.6 million, $24,893,000 were used to complete the WPC Acquisition (as defined below) and the balance will be used to fund future capital expenditures.

Concurrently with the completion of the Offering, the Corporation acquired (the "**WPC Acquisition**") all of the issued and outstanding shares of Westinghouse Plasma Corporation ("**WPC**"), making WPC a wholly-owned subsidiary of the Corporation. In addition, the Corporation, Alter Nrg Income Fund (the "**Trust**"), by its administrator Alter Nrg Ltd. ("**ANRG**"), and the Trust's subsidiaries completed a reorganization by way of a statutory plan of arrangement (the "**Reorganization**") whereby the Trust became a wholly-owned subsidiary of the Corporation.

5. Full Description of Material Change:

Initial Public Offering

On April 17, 2007, the Corporation closed the Offering of 15,555,556 Common Shares for gross proceeds of $35,000,001. The Offering was completed through the Agents pursuant to an agency agreement dated April 10, 2007 among the Corporation, the Trust and the Agents (the "**Agency Agreement**"). Pursuant to the Agency Agreement, the Corporation has granted the Agents an over-allotment option, exercisable for up to 30 days following the closing of the Offering, for an additional number of Common Shares equal to 15% of the number of Common Shares issued pursuant to the Offering at a price of $2.25 per Common Share. From the net proceeds of the Offering of approximately $32.6 million, $24,893,000 were used to complete the WPC Acquisition and the balance will be used to fund future capital expenditures.

The Corporation's Common Shares are listed on the TSX Venture Exchange (the "**TSXV**") under the trading symbol "NRG".

WPC Acquisition

Concurrently with the closing of the Offering, the Corporation completed the WPC Acquisition pursuant to a share purchase agreement dated December 2, 2006, as amended February 20, 2007 (the "**Share Purchase Agreement**"), among ANRG, Mr. Shyam V. Dighe and a minority shareholder of WPC (collectively, the "**WPC Shareholders**"), which Share Purchase Agreement was further amended on April 4, 2007 to assign ANRG's rights and obligations to the Corporation. WPC is a private gasification company based in the United States which has a patented plasma gasification technology.

The consideration for the acquisition was an aggregate of US$29,000,000, of which US$22,000,000 (Cdn $24,893,000) was paid in cash (the "**Cash Portion**"), with the balance paid through the issuance of 3,540,583 Common Shares (the "**Share Portion**"). The entirety of the Share Portion was paid to Mr. Dighe, of which 2,655,438 are being held in escrow and will be released to Mr. Dighe over the balance of 2007. US$4,100,000 of the Cash Portion is also being held in escrow.

Within 90 days of the date of the closing of the WPC Acquisition (the "**WPC Closing Date**"), the Purchase Price will be adjusted on a dollar for dollar basis by: (i) being decreased by any amount by which WPC's working capital balance (calculated pursuant to the Share Purchase Agreement) as at the WPC Closing Date is less than US$150,000; or (ii) being increased by any amount by which WPC's working capital balance (calculated pursuant to the Share Purchase Agreement) as at the WPC Closing Date is greater than US$150,000, to a maximum increase of US$325,000. In the circumstances contemplated by (i) above, the WPC Shareholders will make payment to the Corporation of any difference owing, and in the circumstances contemplated by (ii) above, the Corporation will make payment to the WPC Shareholders of any difference owing.

Mr. Dighe has agreed that if, subsequent to the expiration of any hold periods applicable to the Common Shares (as may be imposed by applicable law, the rules of the TSXV or the escrow terms) and prior to the date which is 18 months from the WPC Closing Date, Mr. Dighe wishes to sell or otherwise dispose of any Common Shares, he will allow the Corporation (if the Corporation so desires) ten days to facilitate such sale or disposition at an equivalent price per Common Share (and without any greater commission, fee or other charge) through other means.

The Share Purchase Agreement contains representations and warranties of the parties which are typical for transactions of this type, and which survive for 18 months from the WPC Closing Date. The Share Purchase Agreement also contains indemnification provisions, including mutual indemnities by both the Corporation and the WPC Shareholders (on a several basis) for such matters as material misrepresentations or breaches of warranties or the failure to perform or observe, in any material respect, any of the covenants or agreements thereunder. Depending upon the nature of the claim, the liability of the WPC Shareholders is either restricted to 100% of the total consideration paid, or, alternatively, 10% of the total consideration paid. In certain circumstances, no claim for indemnity under the Share Purchase Agreement may be made by the Corporation until the aggregate of such claims exceeds US$1,250,000.

As a condition of the WPC Acquisition, each of the WPC Shareholders entered into a non-competition agreement with the Corporation and WPC whereby each agreed not to compete in the high temperature plasma business for three years subsequent to the WPC Closing Date in Canada and the continental United States of America. In addition, Mr. Dighe has entered into an employment agreement with WPC pursuant to which he will serve as the President of WPC.

Reorganization

Concurrently with the closing of the Offering and the WPC Acquisition, the Corporation, the Trust and its subsidiaries completed the Reorganization. The business of the Corporation (the "**Existing Business**") was initially organized to be indirectly owned by the Trust, which was established as a "mutual fund trust" under the *Income Tax Act* (Canada).

The Corporation, the Trust and ANRG received the approval of the unitholders of the Trust (the "**Unitholders**") and of the Alberta Court of Queen's Bench to proceed with the completion of the Reorganization on April 13, 2007. Upon closing of the Reorganization on April 17, 2007, the following occurred:

(a) each outstanding option to acquire units ("**Trust Units**") of the Trust was exchanged for one stock option to acquire Common Shares;

(b) each Trust Unit was exchanged for one Common Share; and

(c) the Common Shares owned by the Trust were cancelled.

As a result of the Reorganization, each Unitholder ceased to hold Trust Units of the Trust, and became a shareholder of the Corporation.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

For further information, please contact Daniel R. Hay, Chief Financial Officer of the Corporation, at the above-mentioned address or at (403) 806-3881.

9. Date of Report:

April 26, 2007.

ALTER NRG

TSXV - NRG

ALTER NRG CORP. ANNOUNCES TECHNOLOGY LICENSE AGREEMENT WITH NRG ENERGY, INC.

Calgary, Alberta, April 26, 2007 – Alter Nrg Corp. (TSX Venture: NRG) (**"Alter Nrg"** or the **"Company"**) is pleased to announce that on April 3, 2007, the Company entered into a technology license agreement (the **"License Agreement"**) with NRG Energy, Inc., (**"NRG"**), a Princeton, New Jersey based corporation, as was described in the final prospectus.

Under the terms of the License Agreement, Alter Nrg granted NRG a five year exclusive license to use the Westinghouse Plasma Corporation (**"WPC"**) proprietary gasification technology in the United States, primarily to produce electric power using coal and certain other feedstocks. WPC, a wholly-owned subsidiary of Alter Nrg based in Pittsburgh, Pennsylvania, licenses commercially proven plasma gasification technology.

Plasma gasification technology offers an environmentally responsible solution for older power plants and works with numerous feedstocks including solid biomass, coal, and construction and demolition waste. Retrofitting the coal fired facilities using WPC's plasma gasification technology is expected to reduce harmful emissions below US environmental guidelines, with reductions of up to 60% of NOx and SO2 and up to 95% of mercury. Reductions in greenhouse gas emissions from the retrofitted facilities may be possible with the future add-on of carbon capture and sequestration technology.

NRG sees a market opportunity to employ this technology at smaller existing coal fueled power plant facilities. In consideration of the license grant, NRG has agreed to purchase from the Company all of the plasma technology materials for each project. Approximately 300 smaller-sized power plants in the United States could benefit from this technology.

Alter Nrg has the option to make an equity investment of 10% to 25%, at Alter Nrg's discretion, in any future NRG retrofit projects. Each coal power plant retrofit project would represent an upfront $15 million to $30 million sale of WPC technology and also gives Alter Nrg, upon exercise of the option, an equity interest in the recurring revenues of the power facility.

Mark Montemurro, CEO of Alter Nrg commented "This is a very exciting opportunity to advance WPC's plasma gasification technology in the rapidly growing US coal gasification marketplace. Partnering with NRG will provide us with access to a wealth of technical data and operational experience along with the potential for rapid growth through our optional equity participation in future projects."

Please note that Alter Nrg and NRG are distinct, separate, and autonomous corporate entities. They are not associated or controlled by a common parent or holding company.

ABOUT NRG

One of the leading electricity generators in the US Northeast, NRG owns and operates approximately 24,175 MW of power generation assets, most of which are located in the United States. NRG is a Fortune 500 company and is publicly traded on the New York Stock Exchange.

ABOUT ALTER NRG

Alter Nrg creates alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as sulphur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

For further information please visit our website at www.alternrg.ca or contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

ALTER NRG

TSXV - NRG

ALTER NRG CORP. UPDATE: NO MATERIAL CHANGE

Calgary, Alberta, May 10, 2007 – Alter Nrg Corp. (TSX Venture: NRG) (**"Alter Nrg"** or the **"Company"**), at the request of Market Regulation Services, advises that there is no material change in the Company's business activities that would account for the recent increases in the Company's stock price.

Alter Nrg creates alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as sulphur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

For further information please visit our website at www.alternrg.ca or contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ADVISORIES:
Certain statements in this disclosure may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this disclosure, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", and other similar terminology. These statements reflect the Corporation's current expectations regarding future events and operating performance and speak only as of the date of this disclosure. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this disclosure are based upon what Management believes are reasonable assumptions, the Corporation

cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this disclosure, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances. This disclosure may contain forward-looking statements pertaining to the following: capital expenditure programs; supply and demand for the Corporation's services and industry activity levels; commodity prices; income tax considerations; treatments under governmental regulatory regimes.

ALTER NRG

TSXV - NRG

ALTER NRG ANNOUNCES CLOSING OF $5.25 MILLION FINANCING

Calgary, Alberta, May 16, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to announce the exercise of the 15% over-allotment option related to Alter Nrg's initial public offering completed in April 2007. As a result, the Company has issued to the Agents, Wellington West and Canaccord Adams, an additional 2,333,333 shares at the initial public offering price of $2.25 for gross proceeds of $5.25 million.

Alter Nrg granted the agents a 15% over-allotment option exercisable for up to 30 days following the closing of the initial public offering. Alter Nrg's IPO was announced on April 17, 2007, with the terms of the offering discussed in detail in the final prospectus filed on April 10, 2007.

This provides Alter Nrg with pro-forma working capital as at March 31, 2007 of over $20 million. The working capital will be used to advance the business plan, the engineering and regulatory activities for project development and for potential strategic acquisitions.

ABOUT ALTER NRG

Alter Nrg is a development-stage entity pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

For further information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

ADVISORIES:

Certain statements in this disclosure may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this disclosure, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", and other similar terminology. These statements reflect the Corporation's current expectations regarding future events and operating performance and speak only as of the date of this disclosure. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this disclosure are based upon what Management believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this disclosure, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances. This disclosure may contain forward-looking statements pertaining to the following: capital expenditure programs; supply and demand for the Corporation's services and industry activity levels; commodity prices; income tax considerations; treatments under governmental regulatory regimes.

ALTER NRG

TSXV - NRG

ALTER NRG REPORTS FIRST QUARTER 2007 ACTIVITIES, FINANCIAL RESULTS AND ADDITION TO TECHNICAL TEAM

Calgary, Alberta, May 30, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to report on its corporate activities and financial results for the three months ended March 31, 2007. The following are the highlights for the first quarter of 2007 and the period up to May 29, 2007:

- Completed an Initial Public Offering (IPO) of 15,555,556 common shares at the offering price of $2.25 per share for gross proceeds of $35 million.
- Exercise of the 15% over-allotment option by the company's agents resulted in additional gross proceeds of $5.2 million
- Closed the US$29 million acquisition of Westinghouse Plasma Corporation
- Effected a re-organization of Alter Nrg from a trust structure to a corporate structure
- Listed Alter Nrg's Common Shares on the TSX Venture Exchange under the symbol "NRG"
- Announced a five-year technology license agreement with NRG Energy, Inc. (see April 26, 2007 press release)
- Commissioned an independent evaluation of the Fox Creek coal assets which indicated 770 million tonnes of coal resource in place
- Increased market capitalization from $17.4 million at year end 2006 to $117.0 million on May 22, 2007

FINANCIAL RESULTS ($)

	Mar. 31, 2007	Dec. 31, 2006
Total Assets	11,936,818	11,919,896
Total Liabilities	610,641	663,717
Total Equity	11,326,177	11,256,179

	Three months ended Mar. 31, 2007	Period from inception Mar. 9 to Dec. 31,2006
Net Loss	(311,382)	(1,657,891)
Net Loss per unit – basic and diluted	(0.02)	(0.16)

For the complete financial statements please view Alter Nrg's First Quarter Report for 2007 at www.alternrg.ca or visit www.sedar.com

ADDITION TO THE TECHNICAL TEAM

Alter Nrg is pleased to welcome Dr. Pieter van Nierop who is joining the company as Senior Gasification Lead on June 1, 2007. Dr. van Nierop has 15 years experience with Sasol, an international oil, gas and petrochemicals company and world leader in gasification technology, headquartered in South Africa. Dr. van Nierop worked in various senior business and technical roles at Sasol, including as Managing Director responsible for the Sasol-Lurgi Technology Company. In Calgary, he has worked with the Alberta Research Counsel, Bantrel and most recently Shell Canada – all in lead gasification roles. Dr. van Nierop has his D.Sc. in Chemistry and an MBA.

MANAGEMENT'S REPORT TO SHAREHOLDERS

Management is pleased to report on a number of achievements in Alter Nrg's first interim report as a publicly traded company. Four important initiatives completed in April of this year were the main focus of the Company's efforts throughout the first quarter of 2007. These initiatives include Alter Nrg's Initial Public Offering (IPO) that raised a total of $40.2 million; the corporate acquisition of Westinghouse Plasma Corporation (WPC) that has equipped the company with a world-class proprietary gasification technology; a re-organization to provide the most efficient corporate structure; and listing of Alter Nrg's shares on the TSX Venture Exchange.

In Management's view, the timing of Alter Nrg's entrance into the marketplace is ideal as market conditions favour gasification solutions. The social and political will to address environmental concerns continues to gain momentum. Gasification is a commercially proven and reliable solution that is producing energy around the world – including 30% of South Africa's gasoline and diesel fuels. Now, gasification is coming of age in North America and Alter Nrg is positioned to capitalize on an opportunity rich environment. The company's website at www.alternrg.ca has a short video entitled "What is Gasification?" that provides greater detail and is worthwhile to view.

Alter Nrg's successful acquisition of WPC led to an important growth opportunity: the five-year technology licensing and partnership agreement with NRG Energy, a leading electricity generator in the US with a $10 billion enterprise value. Under the agreement, Alter Nrg will benefit from WPC technology sales to NRG Energy and, through an optional equity interest, has the potential to earn recurring revenues from future NRG retrofit projects. Management is optimistic that the NRG agreement will be the first of many opportunities to form mutually beneficial strategic partnerships.

To support the company's rapid growth Management continues to build the Alter Nrg team, and in the first quarter added three employees in the areas of Business Development and Investor Relations bringing the employee count to 10 at Alter Nrg. On June 1, 2007 a Senior Gasification Lead with 15 years of experience with Sasol (a leading gasification company) will be joining the Company. Management also welcomes the 7 full-time technical people that have joined Alter Nrg's team from the WPC acquisition. WPC will continue to operate as a wholly owned subsidiary with Alter Nrg providing direction on marketing and business development activities.

Alter Nrg has a unique vision, a strong team, a leading technology, a key resource asset and financial strength – the company is well positioned for the significant growth opportunities that lie ahead.

WPC ACQUISITION

The primary use of proceeds from Alter Nrg's IPO was to satisfy the cash component of the US$29 million acquisition of WPC, a private gasification company based in the United States which has patented plasma gasification technology. The consideration for the acquisition was US$22 million cash and US$7 million in Alter Nrg common shares at the $2.25 IPO price. The WPC acquisition has a number of important strategic benefits to Alter Nrg:

- An existing cash flow stream that has additional revenue potential through increased business development efforts and additional product applications
- Secure access to an industry leading and commercially proven plasma gasification technology
- Direct access to research and development capabilities
- Ability to provide a broader gasification solution for customers through the combination of WPC's plasma gasification experience with Alter Nrg's engineering, construction and balance of plant expertise

This acquisition of a world class gasification technology provides Management with the flexibility and control to better implement Alter Nrg's business plan and is anticipated to be an accretive acquisition for shareholders. For additional information and photos of WPC technology in operation please view Alter Nrg's First Quarter Report for 2007 at www.alternrg.ca or www.sedar.com .

HINTON COAL PROPERTY EVALUATION

Alter Nrg commissioned an independent evaluation by Norwest Corporation of the company's Hinton coal property located in west-central Alberta. The evaluation, prepared in accordance with National Instrument 43-101 and dated April 30, 2007, reports 106 million tonnes of measured and indicated coal in-place for the Hinton property. The Hinton property and the previously assessed Fox Creek property together provide Alter Nrg with 876 million tonnes of measured and indicated coal in-place. To view Norwest's report on the Hinton property please visit www.sedar.com .

ASTM Group	In-Place Surface Mineable Coal Resources from Surface Down to 12:1 Strip Ratio (tonnes)		
	Measured	Indicated	Inferred
HV C Bituminous	47,032,000	2,557,000	161,000
Total	**49,589,000**		**161,000**
ASTM Group	**In-Place Surface Mineable Coal Resources from 12:1 Down to 20:1 Strip Ratio (tonnes)**		
	Measured	**Indicated**	**Inferred**
HV C Bituminous	33,339,000	23,838,000	8,559,000
Total	**57,177,000**		**8,559,000**
Total Resources	**Measured and Indicated**		**Inferred**
	106,766,000		**8,720,000**

OUTLOOK

Alter Nrg is now looking to monetize the assets the company has assembled. In the coming quarters, the focus will be on short-term strategic objectives:

- Through enhanced business development activities and marketing efforts, work to increase WPC's cash flow
- Using the WPC commercially proven technology, pursue development of a commercial-scale waste-to-energy facility over the next 18 to 24 months
- In partnership with NRG Energy, pursue coal power plant retrofit projects over the next 18 to 24 months
- Continue to build strategic relationships and identify potential accretive acquisitions that add long-term value to the company

Over the longer term, Alter Nrg will look to:

- Replicate waste-to-energy projects, prioritizing high tipping fee environments in Ontario and the US
- In partnership with NRG Energy, replicate Coal Power Retrofits drawing from over 300 targets identified in the US
- Target the oilsands market where gasification has the potential to displace up to 6 bcf/d of natural gas
- Pursue Coal to Liquids projects with the company's existing resource base that is capable of fueling 50,000 bbls/d for 50 years with successful implementation of a gasification facility
- Continue business activities that support WPC revenues and that will develop new markets

ABOUT ALTER NRG

Alter Nrg is a development-stage entity pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

For further information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

ADVISORIES:

Certain statements in this disclosure may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this disclosure, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", and other similar terminology. These statements reflect the Corporation's current expectations regarding future events and operating performance and speak only as of the date of this disclosure. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this disclosure are based upon what Management believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this disclosure, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances. This disclosure may contain forward-looking statements pertaining to the following: capital expenditure programs; supply and demand for the Corporation's services and industry activity levels; commodity prices; income tax considerations; treatments under governmental regulatory regimes.

RECEIVED

2008 FEB -4 A 10:25

Form 52-109F2 - Certification of Interim Filings

I, Daniel Hay, Chief Financial Officer of Alter Nrg Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alter Nrg Corp., (the issuer) for the interim period ending March 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

Daniel Hay
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark Montemurro, President and Chief Executive Officer of Alter Nrg Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alter Nrg Corp., (the issuer) for the interim period ending March 31, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007

Mark Montemurro
President and Chief Executive Officer

CODE OF BUSINESS CONDUCT
Effective May 2007

Alter Nrg Corp. ("Alter Nrg") as well as its directors, officers and employees and subsidiaries (collectively with Alter Nrg, the "Company") are committed to preserving the reputation of the Company for integrity and excellence and conducting business and activities of the Company honestly and ethically and in compliance with applicable laws, rules and regulations.

Accordingly, the Board of Directors of Alter Nrg has adopted this Code of Business Conduct ("Code"), which applies to all directors, officers and employees of the Company and its subsidiaries, including, but not limited to, Alter Nrg's principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions.

The present Code of Business Conduct does not summarize all of the Company's policies. Compliance with the Company's other policies which are set forth elsewhere are also required. In addition, this Code of Business Conduct reflects general principles of conduct and does not anticipate or cover in detail every topic or situation. If you have a question about anything covered in this Code of Business Conduct or if you are unsure about whether an action is in compliance with this Code of Business Conduct, you must address your immediate superior or the Chief Financial Officer. Similarly, if you should encounter a situation in which you are unsure what to do, you agree to tell your immediate superior or the Chief Financial Officer, and ask for help.
The present Code of Business Conduct in no way modifies the Employee Contract concluded in good faith between the Company and its employees.

POLICIES AND PRACTICE

General Conduct - Conflict of Interest

Each employee is required to act ethically, honestly and with integrity. Your duty to act ethically, honestly and with integrity includes avoiding actual or apparent conflicts of interest between your personal, private interests and the interests of the Company, including using your position to receive improper personal benefits. This obligation applies to both business relationships and personal activities. A "conflict of interest" exists whenever your interests (financial or otherwise) interfere or conflict in any way (or even appear to interfere or conflict) with the Company's interests. A conflict of interest can arise when you take actions or have interests that may make it difficult to perform your work for the Company objectively and effectively. Conflicts of interest may also arise when you, or members of your family, receive improper personal benefits as a result of your position with the Company, regardless of from where those benefits are received.

You are under obligation to protect the legitimate interests of the company when the opportunity arises. You are prohibited from (i) benefiting personally from opportunities which rightly belong to the Company or are discovered through the use of the Company's resources, property, information or your position with the Company; (ii) using corporate property, information (confidential or otherwise) or position for personal gain; or (iii) competing with the Company.

Personal affairs should be conducted in such a way that no unfavourable impression is given of the Company, either expressed or implied. You must report to your immediate superior or to the Chief Financial Officer any interest or relationship that you believe might compromise or appear to compromise your duty of loyalty to the Company or otherwise might present conflict of interest concerns. In addition, if you become aware of any conflict of interest on the part of anyone else in the Company, you must report it to your immediate superior or to the Chief Financial Officer.

Compliance with Laws, Rules and Regulations

In performing your duties on behalf of the Company, you must comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of any stock exchanges and quotation systems on which Alter Nrg's securities are listed.

Public Disclosure - Confidentiality of Non-Public Information

As a public company, Alter Nrg must provide full, fair, accurate, timely, and understandable disclosure in reports and documents that Alter Nrg files with, or submits to, the Alberta Securities Commission, the Ontario Securities Commission, the Toronto Stock Exchange or other regulators and in other public communications by Alter Nrg.

Consequently, the Company's books, business records, accounts and financial statements must be reasonably detailed, must appropriately reflect the Company's transactions and must conform both to applicable legal and regulatory requirements, including, if applicable, maintaining the financial and accounting records in accordance with generally accepted accounting principles, and to the Company's system of internal controls. Unrecorded or "off the books" funds or assets should not be maintained unless permitted by applicable law or regulation.

In addition, all employees, officers and directors of the Company are expected to comply with the Company's disclosure controls and procedures to ensure that material information relating to the Company is recorded, processed, summarized and reported in a timely manner and this in accordance with all applicable laws, rules and regulations. You must ensure that all information or data that you report to management is accurate and honest, and you must fully and accurately comply with all audits, requests for special recordkeeping or retention of documents, documents or other material from or on behalf of the Company's auditors or the Company's management.

You must also take all reasonable measures to protect the confidentiality of non-public information regarding the Company and its customers, obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law, regulation, legal or regulatory process.

Compliance with this Code of Business Conduct

All employees, officers and directors of the Company, regardless of their level or seniority in the Company, are under obligation to review, understand and adhere strictly to the guidelines set forth in this Code of Business Conduct. Moreover, we will ask you to certify i) in writing that you received a copy of this Code of Business Conduct, ii) that you read and understood this Code of Business Conduct, including your obligation to announce the infringements or any other suspect behaviour and iii) that you will now and in the future respect this Code of Business Conduct. The

The Company is committed to holding all employees, officers and directors accountable for adherence to this Code of Business Conduct.

Duty to Report Violations of this Code of Business Conduct - No Retaliation

If you reasonably believe that anyone connected with the Company may have, or is about to materially violate this Code of Business Conduct, you must promptly bring the matter to the attention of your immediate superior or to the Chief Financial Officer. If you do not believe that talking to your immediate superior or to the Chief Financial Officer is appropriate, or if you are uncomfortable with their response, then you should contact any of Alter Nrg's executive officers or any member of Alter Nrg's Board of Directors. If requested, the Company will keep your name confidential, except as required by applicable law.

If you have questions or concerns regarding accounting or auditing matters, then, in addition to the reporting procedures described above, you may also confidentially and anonymously submit such questions to the Chair of the Audit Committee of the Board of Directors of Alter Nrg, to whom any questions and/or concerns to this affect would in all cases be submitted, with the exception of when these concern the Chair of the Audit Committee, in which case they should be reported to the President and Chief Executive Officer.

The Company will not tolerate retaliation of any kind against any person whom, in good faith, reports to the Company potential issues relating to violations of this Code of Business Conduct. Any director, officer or employee of the Company who commits such retaliation will be subject to disciplinary measures.

If you believe that you have been penalized, discharged or otherwise penalized for reporting a violation in good faith, you should immediately report that belief in accordance with the reporting procedure described above.

At the conclusion of the present Code of Business conduct are the coordinates of those who can be contacted.

Disciplinary Action

The Company is committed to the appropriate, prompt investigation and follow-up of any violation or suspected violation of this Code of Business Conduct. Reports of violations will be investigated under the Chief Financial Officer's supervision, in such manner as the Chief Financial Officer finds appropriate. You are expected to cooperate in the investigation of reported violations. The Chief Financial Officer has the power to monitor, determine, and recommend action to the Board of Directors of Alter Nrg, with respect to violations of this Code of Business Conduct.

As far as legally possible, violations of this Code of Business Conduct may result in disciplinary action, including, according to each case, the level of involvement and knowledge and the severity of the violation, (i) warning and/or reprimand; (ii) demotion; or (iii) termination of employment.

Waivers of any Provision of this Code of Business Conduct

Any request for a waiver of any provision of this Code of Business Conduct for a director, officer or employee of the Company must be in writing and addressed to the Chief Financial Officer. The Board of Directors of Alter Nrg must approve any waiver with respect to this Code of Business Conduct that involves a director or an executive officer of Alter Nrg. Waivers of any provision of this Code of Business Conduct for an officer or employee of the Company (other than a person who is a director or executive officer of Alter Nrg) may be made by the Chief Financial Officer.

Amendments to this Code of Business Conduct

The Board of Directors of Alter Nrg may update or otherwise amend this Code of Business Conduct. When there are material changes, the Company will provide each director, officer and employee of the Company with an updated copy of the Code of Business Conduct.

The Board of Directors of Alter Nrg approved this Code of Business Conduct on April 30, 2007 and fixed at May 1, 2007 the date of enforcement.

CONTACTS

For all inquiries pertaining to this Code of Business Conduct, the main contact is your **immediate supervisor**, with the exception of when inquiries are related to accounting and auditing, for which the main contact is the Chair of the Audit Committee.

Other contacts are as follows:

1. Chief Financial Officer

Name :	Danny Hay
Address :	420, 1414 – 8th Street S.W., Calgary, AB
Telephone :	(403) 806-3881
E-mail :	dhay@alternrg.ca

2. Chair of Audit Committee

Name :	Brent Conway
Address :	2500, 700 – 9th Avenue S.W., Calgary, AB
Telephone:	(403) 265-6525
E-mail :	bconway@trinidaddrilling.com

3. President and Chief Executive Officer

Name :	Mark Montemurro
Address :	420, 1414 – 8th Street S.W., Calgary, AB
Telephone :	(403) 806-3875
E-Mail :	mmontemurro@alternrg.ca

Note : Information regarding contacts is subject to modification. Consult the electronic version of the Codes of Ethics and Business Conduct on the Company's internet site (www.alternrg.ca) for these updates.

I certify that:

1. I have carefully read Alter Nrg's Code of Business Conduct on (date) ____________________ and I understand its provisions and its importance for the Company (according to the definition given in the Code of Business Conduct). I understand that if I have questions concerning the Code of Business Conduct or similar subjects, I can communicate with my superior and/or the Chief Financial Officer to obtain explanations;

2. I understand that if I violate the Code of Business Conduct, I expose myself to disciplinary action that can lead to dismissal, civil or penal sanctions. I also understand that I should divulge any real, apparent or potential infraction of the Code of Business Conduct;

3. I herein acknowledge that I have respected the said provisions of these Code of Business conduct, either when it became effective or when I became an employee, director or administrator of the Company, according to the most recent date.

4. I agree to obey the rules of the Code of Business Conduct, and its modifications, as long as they apply to me.

Signature: ____________________________ Date: ____________________

Name (in block letters):____

Please return the present form duly signed and filled out to the Chief Financial Officer of Alter Nrg.

TECHNICAL REPORT
ALTER NRG LTD. LANDS
HINTON COAL PROPERTY, ALBERTA

Submitted to:
ALTER NRG LTD.

April 30, 2007

Norwest Corporation
2700, 411 – 1 Street SE
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

Qualified Persons: T. Hannah, P. Geol.
C. Acott, P, Eng.

NORWEST
CORPORATION

1 TITLE PAGE

TECHNICAL REPORT
ALTER NRG LTD. LANDS
HINTON COAL PROPERTY, ALBERTA

Submitted to:
ALTER NRG LTD.

April 30, 2007

Norwest Corporation
2700, 411 – 1 Street SE
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

Qualified Persons: T. Hannah, P. Geol.
C. Acott, P. Eng.

NORWEST
CORPORATION

2 TABLE OF CONTENTS

1 TITLE PAGE 1-1
2 TABLE OF CONTENTS 2-1
3 SUMMARY 3-1
4 INTRODUCTION 4-1
5 RELIANCE ON OTHER EXPERTS 5-1
6 PROPERTY DESCRIPTION AND LOCATION 6-1
7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 7-1
8 HISTORY 8-1
9 GEOLOGICAL SETTING 9-1
9.1 STRATIGRAPHYY 9-1
9.2 STRUCTURE 9-1
10 DEPOSIT TYPES 10-1
11 MINERALIZATION 11-1
12 EXPLORATION 12-1
13 DRILLING 13-1
14 SAMPLING METHOD AND APPROACH 14-1
15 SAMPLE PREPARATION, ANALYSES AND SECURITY 15-1
16 DATA VERIFICATION 16-1
16.1 DIGITAL DATA 16-1
16.2 ORIGINAL DATA 16-1
17 ADJACENT PROPERTIES 17-1
18 MINERAL PROCESSING AND METALLURGICAL TESTING 18-1
18.1 COAL QUALITY AND PROCESSING 18-1
18.2 COAL QUALITY TESTING 18-1
19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 19-1
19.1 APPROACH 19-1
19.2 COAL RESOURCE ESTIMATION 19-2
20 OTHER RELEVANT DATA AND INFORMATION 20-1
20.1 CLASSIFICATION OF LANDS FOR COAL EXPLORATION AND DEVELOPMENT 20-1
21 INTERPRETATION AND CONCLUSIONS 21-1
22 RECOMMENDATIONS 22-1
23 REFERENCES 23-1
24 DATE AND SIGNATURE PAGE 24-1

25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES 25-1

26 ILLUSTRATIONS 26-1

LIST OF FIGURES

FIGURE 4-1 LOCATION MAP .... FOLLOWS SECTION 26
FIGURE 6-1 COAL OWNERSHIP MAP .... FOLLOWS SECTION 26
FIGURE 9-1 STRATIGRAPHIC TABLE .... FOLLOWS SECTION 26
FIGURE 9-2 GEOLOGICAL CROSS SECTION A-A' .... FOLLOWS SECTION 26
FIGURE 9-3 GEOLOGICAL CROSS SECTION B-B' .... FOLLOWS SECTION 26
FIGURE 9-4 GEOLOGICAL CROSS SECTION C-C' .... FOLLOWS SECTION 26
FIGURE 9-5 GEOLOGICAL CROSS SECTION D-D' .... FOLLOWS SECTION 26
FIGURE 9-6 GEOLOGICAL CROSS SECTIONS LOCATION MAP .... FOLLOWS SECTION 26
FIGURE 11-1 COAL ZONE STRATIGRAPHIC COLUMN .... FOLLOWS SECTION 26

LIST OF TABLES

TABLE 3.1 COAL RESOURCES SUMMARY AS AT APRIL 30, 2007 3-2
TABLE 6.1 COAL LEASE TENURES 6-1
TABLE 13.1 EXPLORATION DRILLING 13-1
TABLE 18.1 SUMMARY IN-PLACE COAL QUALITY 18-2
TABLE 19.1 COAL RESOURCES SUMMARY AS AT APRIL 30, 2007 19-3

3 SUMMARY

In 2007 Alter Nrg Ltd. commissioned Norwest Corporation to prepare a Technical Report for its coal holdings of the Hinton Coal Property located in west-central Alberta in accordance with the National Instrument 43-101. The location of this area is shown on Figure 4-1. The confirmation of documented geology and coal development and the verification of coal resources were completed through data reviews, geologic modeling, resource calculations, and a site visit. The findings and conclusions are based on information developed by Norwest from data provided by Alter Nrg Ltd.

The Hinton Coal Property, as illustrated in Figures 6-1, covers coal-bearing strata in the Foothills Region of central Alberta. The property is centred about 19 km northwest of the town of Hinton, Alberta which is located on Highway 16, midway between Edmonton and Jasper. The Hinton Coal Project area is centered approximately on Township 56, Range 26 W5.

In the Project vicinity the first modern coal exploration commenced in 1974 and was conducted by Union Oil. More recent work was done by Manalta Coal in 1990 and 1992.

Regionally, the strata in this area lie on the western limb of the Entrance Syncline. The coal seams are contained in eleven coal zones within the upper portion of the Coalspur Formation. These coal zones are Upper Cretaceous – Tertiary in age and lie near the top of the Saunders Group, under the Paskapoo Formation. Locally, the Coalspur Formation contains up to fifty-five correlatable coal seams within eleven zones, with a stratigraphic thickness of about 45 m of coal in 300 m of coal-bearing section. Bentonitic layers are common within this zone. Correlation of coal beds within the lease areas is not difficult but seam thickness variations and pinch-outs are common.

Previous drilling carried out between 1974 and 1992 has resulted in eighty-seven coal exploration drill holes being drilled in or around the Hinton lease. For this report, the client supplied a drill hole database which included the available holes. The geological model that has been prepared for this evaluation includes these holes, with a total of 7,067 m drilled.

Norwest used MineSight® software to construct a gridded seam model of the Hinton Coal Property area in order to estimate volumes for in-place coal resources. All coal seams or "surfaces" were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of the coal seams modeled.

Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the

level of confidence in the geological information available (CIM Definition Standards). GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered by the Qualified Person during the classification of the resources. The in-place resource on the Hinton lands is summarized in Table 3.1 and covers an area of approximately 1,225 ha.

**TABLE 3.1
HINTON COAL PROJECT
COAL RESOURCE SUMMARY
AS AT APRIL 30, 2007**

ASTM Group	In-Place Surface Mineable Coal Resources from Surface Down to 12:1 Strip Ratio (tonnes)		
	Measured	**Indicated**	**Inferred**
HV C Bituminous	47,032,000	2,557,000	161,000
Total	**49,589,000**		**161,000**
ASTM Group	**In-Place Surface Mineable Coal Resources from 12:1 Down to 20:1 Strip Ratio (tonnes)**		
	Measured	**Indicated**	**Inferred**
HV C Bituminous	33,339,000	23,838,000	8,559,000
Total	**57,177,000**		**8,559,000**
Total Resources	**Measured and Indicated**		**Inferred**
	106,766,000		**8,720,000**

It is recommended that Alter Nrg continue to review coal seam data and update the geological database and model to reflect all available data.

4 INTRODUCTION

In 2007 Alter Nrg Ltd. commissioned Norwest Corporation to prepare a Technical Report for its coal holdings of the Hinton coal project located in west-central Alberta in accordance with the National Instrument 43-101. The location of this area is shown on Figure 4-1. The confirmation of documented geology and coal development and the verification of coal resources were completed through data reviews, geologic modeling, resource calculations, and a site visit. More specifically, the tasks undertaken to complete the review were as follows:

1. Estimation of the coal resource for the Alter Nrg land area at Hinton. The boundaries of the area being assessed were checked using descriptions and maps provided by Alter Nrg and by reference to on-line government records.

2. Review of existing compiled quality and coal survey data.

3. Confirmation of the geological interpretations and their relationship to the raw data was accomplished through the inspection of geophysical logs, geological maps, cross-sections and a site visit.

4. Confirmation of applied geological complexity in terms of resource reporting classification was accomplished during the review of the geological maps and sections and the generation of a new geological model.

5. Review of the drill hole spacing to confirm adequacy for reported resource classes was accomplished through the inspection of drill hole location maps;

The present report is accordingly designed to comply with the requirements of National Instrument 43-101 for Technical Reports for reporting of Coal Resources and Reserves. Norwest personnel, who have extensive and varied experience with the coal deposits of western Canada, prepared this report.

5 RELIANCE ON OTHER EXPERTS

This report has been prepared for Alter Nrg Ltd. by Norwest Corporation. The findings and conclusions are based on information developed by Norwest from data provided by Alter Nrg.

Norwest has relied wholly on information and data provided by Alter Nrg or its consultants as the basis for classification and reporting of coal resources in the area. Norwest did not conduct field work, other than a site visit, and did not independently drill or complete geophysical logs on drill holes, take samples or subject any coal samples to analysis specific to the preparation of this report.

6 PROPERTY DESCRIPTION AND LOCATION

The Hinton Coal Property, as illustrated in Figures 6-1, covers coal-bearing strata in the Foothills Region of central Alberta. The property is centred about 19 km northwest of the town of Hinton, Alberta which is located on Highway 16, midway between Edmonton and Jasper. The property may be accessed by various oil field and forestry service roads. The Hinton Coal Project area is centered approximately on Township 51, Range 26 W5.

Coal tenure is held by Alter Nrg Ltd., under one Alberta Government Mineral Agreements as shown on Table 6.1. This information has been derived from the current government tenure records. Boundaries are located by sections and legal sub-divisions on-line through the coal maps of the Department of Energy of the Alberta Provincial Government. The property information is current as of April 5, 2007, as indicated by Alberta Government Mineral Agreement detail records. The Hinton Coal Project covers an area under tenure of 6,880 ha. This area consists of one contiguous block of leases as shown on Figure 6.1. The resource area is situated over approximately 1,225 ha within the coal tenures.

There are no areas of previous underground or surface mining within the Hinton Coal Project area. There are no known hazards or environmental liabilities related to abandoned open pit areas or mined out underground areas. The author is not aware of the survey status of the property other than the locations shown on standard government issued maps. These have been checked to confirm that the licenses and the application are properly located according to the NTS legal descriptions. The project is encumbered by Crown Coal Royalties that are payable on coal production.

TABLE 6.1
HINTON COAL PROJECT
COAL LEASE TENURES

Agreement Number	Term Date	Area (ha)	Meridian/Range/Township	Sections
013 13006080739	2006-08-04	640	5-26-051	14
	2006-08-04	640	5-26-051	23
	2006-08-04	640	5-26-051	24
	2006-08-04	640	5-26-051	25
	2006-08-04	640	5-26-051	26
	2006-08-04	480	5-26-051	27
	2006-08-04	640	5-26-051	34
	2006-08-04	640	5-25-051	29
	.2006-08-04	640	5-25-051	30
	2006-08-04	640	5-25-051	31
	2006-08-04	640	5-25-051	32

7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Hinton Coal Property is owned and operated by Alter Nrg and is accessible via Highway 40, north from Highway 16. The average annual daily temperature of the area is 8°C with an average summer maxima of 21°C and a winter minima of –18°C. Winds from the west predominate with average speeds of 7 km/hr to 8 km/hr. The average annual precipitation is 562 mm of which 436 mm is recorded as direct rainfall. The average annual snowfall is 176 cm. The area has a continental climate with cold, dry winters and warm summers. Annual weather averages are:

- high temperature: 21°C;
- low temperature: -18°C; and
- precipitation: 56.2 cm.

The Hinton Coal Property is located in central Alberta approximately 306 km northwest of Edmonton, and is readily accessible by Highway 40 and a network of secondary oil and gas roads that extend from Highway 16. The closest major centre is the town of Hinton, located approximately 19 km to the south-east.

The Project topography is typified by rolling, tree-covered terrain, with elevations ranging from 1,180 m to 1,360 m above sea level, underlain by bedrock with thin till cover. The primary topographic features are: a northeast-southwest trending ridge in the east half of the property; a northwest-southeast trending ridge in the west half of the property; and a southwest-draining creek system which is fed from Peppers Lake which bounds the north side of the lease.

8 HISTORY

In the Hinton lease the first modern coal exploration commenced in 1974 and was conducted by Union Oil. This drilling program was conducted over a much larger area than the present lease encompasses, but did result in four holes being drilled within the current area of interest.

Subsequent drilling programs were conducted by Manalta in 1990 and 1992. These programs resulted in an additional eighty-three holes being drilled in or around the current lease. These were a combination of rotary and core holes.

No further exploration work has been done since then.

Alter NRG acquired the lease in 2006.

9 GEOLOGICAL SETTING

The Hinton Coal Property is located in the foothills region of west central Alberta. Regionally, the strata in this area lie on the western limb of the Entrance Syncline. Beds generally strike northwest-southeast and dip gently in a northeast direction. Coarse clastic rocks of the Entrance Conglomerate form the basement below the coal-bearing Coalspur Formation.

The coal seams are contained in eleven coal zones within the upper portion of the Coalspur Formation. These coal zones are Upper Cretaceous – Tertiary in age and lie near the top of the Boundaries Group, under the Paskapoo Formation. A table of stratigraphy is shown on Figure 9-1. The bedrock sequence is overlain by a variable thickness of glacially derived deposits, namely till. Typical geological cross sections, with the coal zones, are shown on Figures 9-2 to 9-5, respectively. Figure 9-6 is an illustration showing the locations where the sections were drawn.

9.1 STRATIGRAPHYY

The Hinton coal measures constitute the Upper Cretaceous – Tertiary Ardley coal zone of the Coalspur Formation of the Saunders Group. The coal deposits are considered to represent swamp or marsh habitats associated with clastic sediments, including siltstone, sandstone and mudstone, deposited in shallow water basins or lakes. White bentonitic ash layers intercalated with these sediments represent volcanic ash fall deposits generated from volcanic activity to the west. The Coalspur Formation coals are equivalent to the Edmonton Group Ardley coals on the Alberta Prairies. The Formation consists of irregularly bedded non-marine sediments considered to have originated within deltaic environments adjacent to the margins of the Bearspaw Sea and in alluvial plain environments between shorelines and uplifted areas to the west. Locally, the Coalspur Formation contains up to fifty-five correlatable coal seams within eleven zones, with a stratigraphic thickness of about 45 m of coal in 300 m of coal-bearing section. Bentonitic layers are common within this zone. Correlation of coal beds within the lease areas is not difficult but seam thickness variations and pinch-outs are common. Channelling, or complete replacement of coal beds by sandstone units is a less common feature.

9.2 STRUCTURE

Regionally, the Coalspur Formation sediments trend along the east-dipping limb of the Entrance Syncline, dipping 10° to 12° to the northeast. Minor structures (faulting and folding) affecting the coal seams are known to occur on other properties along strike, but the current data spacing on the Hinton Property has not yet identified any such irregularities.

10 DEPOSIT TYPES

The definition of "Deposit Type" for coal properties is different from that applied to other types of geologic deposits. Criteria applied to coal deposits for the purposes of determination of coal resources and reserves include both "Geology Type" as well as "Deposit Type". For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range of limiting criteria that may be applied during the estimation of Reserves and Resources.

"Geology Type" for coal deposits is a parameter that is specified in Geological Survey of Canada Paper 88-21, which is a reference for coal deposits as specified in NI 43-101. Coal "Geology Type" is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area, and the classification of a coal deposit by "Geology Type" determines the approach to be used for the Resource/Reserve estimation methodology and the limits to be applied to certain key estimation criteria. The identification of a particular Geology Type for a coal property defines the confidence that can be placed in the extrapolation of data values away from a particular drill hole.

The classification scheme of GSC Paper 88-21 is similar to many other international coal reserve classification systems but it has one significant difference. This system is designed to accommodate differences in the degree of tectonic deformation of different coal deposits in Canada. Four classes are provided for that range from the first (low), which is for deposits of the Plains type with low tectonic disturbance, to the fourth (severe), which is for Rocky Mountains type deposits.

The Hinton Coal Property is presently characterized by relatively simple geology both with respect to stratigraphy and structure – its Geology Type is "Moderate". The stratigraphic complexity, although low, is evident in the number of splits of mineable thickness that may be present in any given coal seam, and the degree to which these may persist laterally throughout the property, or die out or coalesce with other coal units. Structural complications in the area are expected to be relatively minor but are yet to be identified by drilling. These structures may have some impact on mining.

"Deposit Type" as defined in GSC Paper 88-21 refers to the extraction method most suited to the coal deposit. There are four categories, which are "surface", "underground", "non-conventional", and "sterilized".

The Hinton Coal Property is a primarily surface mineable deposit, but there may be some underground resource potential in the thicker seams.

11 MINERALIZATION

For coal deposits, "mineralization" refers to coal development and coal seam stratigraphy.

The high volatile bituminous coal of the Hinton property is part of the Coalspur Formation. The coal seams are relatively consistent in nature but thickness variations from place to place do occur. A typical stratigraphic column for the seams is shown on Figure 11-1. There are fifty-five correlatable seams in eleven zones. The aggregate thickness of a typical section is about 45 m of coal in the Hinton Project area.

Inspection of geophysical logs of boreholes in the area indicates that the Coalspur Formation coal seams are intercalated with bentonite layers and shale. Individual seams are generally relatively thin, with thirteen seams having an average thickness of 0.6 m or more. Six of the coal zones could be amenable to bulk mining of a series of seams and their interburden. These zones range in thickness from 1.0 m to approximately 5.7 m.

Based on drill hole data, the ash content of individual seams can be relatively low, with 16 seams showing average raw ash contents of less than 25%. Another fourteen seams have raw ash contents ranging from the high twenties to greater than fifty percent. Twenty-five of the fifty-five seams have no quality data available, so based on geophysical logs, certain assumptions have been made about their raw ash content. Many of these seams have been assigned a raw ash of 45.5%.

12 EXPLORATION

For the Hinton Project, most of the exploration, by Union Oil and Manalta, has involved the drilling of rotary and core test holes and the collection of samples to determine proximate values of the coal quality. Further details of these activities are described in the next section of this report.

Except for reconnaissance geological mapping, there are no records of a significant amount of exploration work being conducted for coal in this area using other techniques.

13 DRILLING

Previous drilling carried out between 1974 and 1992 has resulted in eighty-seven coal exploration drill holes being drilled in or around the Hinton lease. For this report, the client supplied a drill hole database which included the available holes. The geological model that has been prepared for this evaluation includes these holes, with a total of 7,067 m drilled.

Table 13.1 shows the year in which the holes included in the database were drilled. Also shown is the total number of metres for each exploration period.

TABLE 13.1
HINTON COAL PROPERTY
EXPLORATION DRILLING

Year	Number of Holes	Metres Drilled
1974	4	429
1990	48	3,991
1992	35	2,648
TOTAL	**87**	**7,067**

Drill holes in the database have survey coordinates for the collars. Further, these drill hole data, including, when available, geophysical logs, geologists' core/cuttings descriptions, sample intervals (core) and drillers' logs, have been compiled and transcribed into a digital database containing the "from", "to" and "thickness" of lithologic units per drill hole, including coal and till, coal seam identification as well as analytical results from coal samples.

14 SAMPLING METHOD AND APPROACH

Typical procedures for sampling of coal seams at the Hinton Coal Property involved coring or the use of rotary drilling. Programs were carried out in 1974, 1990 and 1992 by Union Oil and Manalta Coal Limited.

Cores were examined following retrieval and all field sub-samples were then sealed before being forwarded to the laboratory for testing and analysis.

15 SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples collected from drill core and cuttings are submitted for analysis using methods that are standard for the coal industry. The specific process used is described below:

1. Core from the drill hole is logged (i.e. measured and described) using standard geological terms to document various attributes including lithology, color, hardness and grain size.

2. Each core hole is subject to a down-hole geophysical logging program. The logging program usually produces a geophysical log suite consisting of caliper, density (gamma-gamma), natural gamma and resistivity trace. The geophysical logs are used to identify rock types, including coal intersected in the hole.

3. Coal intervals are collected in a plastic-lined core barrel. The core tubes are opened and logged by a geologist. The geologist's core log consists of the measured thickness and description of the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis.

4. Recovered core is measured to determine an overall recovery (reported in percent) by comparing the recovered core length with the coring run length recorded by the driller. Recovered core is measured and compared to the coal interval thickness determined from the geophysical log suite.

5. Collected samples are cleaned of any mud contamination and placed in individual plastic bags. The bags are labelled on the outside with both the core hole and sample number and sealed with plastic tape to prevent excessive moisture loss. The sample bags are placed together in a collection bag for the core hole before being placed in palletized containers and shipped to an independent lab for analysis.

In coal work, additional special security methods for the shipping and storage of samples are not commonly employed, as coal is a relatively low value bulk commodity.

16 DATA VERIFICATION

Alter Nrg provided Hinton Coal Property data to Norwest in digital format for validation and subsequent use in geological modeling and resource estimation work. Norwest reviewed all of the test hole geophysical logs throughout the project area for data quality and file content.

The property has been visited by an independent qualified person, who is a staff member of Norwest and his certificate attesting to this is included in Section 24.

16.1 DIGITAL DATA

Digital geological data are stored in an electronic database and include drill hole collar coordinates, lithology, coal seam intercepts, and coal quality information. Norwest uses MineSight® to interpret and model the geologic data.

In the process of validating the geological data and interpretation for the Hinton area Norwest first reviewed, verified, and completed any necessary edits of the source data files. The geological database addressed by Norwest included eighty-seven drill holes.

Verification procedures included the following activities:

1. review of the drill hole collar data to eliminate any obvious location control problems;
2. review of seam tops and bottoms;
3. review of lithology files;
4. review of coal seam interpretations and correlations;
5. review of coal seam density data; and
6. review of the coal quality database.

The data and/or interpretations are a reasonable representation of the geology of the Hinton area, as it is presently understood, based on the exploration and development drill hole data.

16.2 ORIGINAL DATA

Considering the large number of seams associated with this project, Norwest reviewed all of the available drill hole geophysical logs provided by Alter NRG. This review was done to evaluate the quality of the geological data generated and the extent to which exploration information was interpreted and recorded from downhole sources. As a result, some edits were required in the data. Considering the quality of the original drill hole data, Norwest is in agreement with the results and/or interpretations that have been produced.

17 ADJACENT PROPERTIES

This technical report does not utilize any data and/or interpretations from adjacent properties.

18 MINERAL PROCESSING AND METALLURGICAL TESTING

The equivalent terminology, which will be used in this report for a coal property is "Coal Quality and Processing".

18.1 COAL QUALITY AND PROCESSING

In west- central Alberta, the near-surface coals of the Coalspur Formation are ranked High Volatile C Bituminous. This coal is a medium rank, consolidated, black coal that produces between 22,000 and 25,000 kilojoules per kilogram (kJ/kg) on an as-received basis when burned. The coal has moderate moisture content and is bright to dull in lustre, medium hard and often has a blocky texture.

18.2 COAL QUALITY TESTING

Each coal core sample is generally subjected to a number of analyses, with the most common described below:

Proximate Analysis
Determination of moisture, ash, volatile matter and fixed carbon in a sample. The fixed carbon is determined by difference and the four components total 100%.

Sulphur
Determination of the percent of sulphur in a sample. In lieu of documented sulphur analyses, and based on data from surrounding properties along the same strike trend, the Hinton Project coals are assumed to have low sulphur contents, usually less than 1%.

Heating Value
This is a very important parameter with respect to thermal coals. It is traditionally referred to as "calorific value" and is the determination of the amount of energy in kilojoules per kilogram of sample.

No data was provided to indicate that any Ultimate analyses of coal samples had been performed on this property.

Norwest is of the opinion that the spacing of available coal quality data for the seams used in the geological and mining model is adequate for characterization of the in-place quality parameters. In the Hinton area the summary in-place coal quality, by Seam, is shown in Table 18.1.

TABLE 18.1
HINTON COAL PROJECT
SUMMARY IN-PLACE COAL QUALITY

Seam Zone	Seam/Ply	Moist (ARB)	Prox_Ash (ARB)	Calorific_Value kJ/kg (ARB)
Upper Val D'Or				
	UV4	10.51	15.58	23,925
	UV6	10.23	28.65	
Val D'Or				
	V2	9.33	19.32	
	V3	10.23	24.48	
	V4	16.24	25.13	
Arbour				
	A4	8.89	32.84	
	A5	11.18	19.73	
	A6	13.17	44.80	
	A7	12.17	27.23	
	A8	9.90	25.08	
	A9	10.28	20.48	
McLeod				
	Mc3		15.97	23,982
	Mc4		16.77	22,972
McPherson				
	Mp1	10.31	14.60	24,245
	Mp2	10.24	21.94	21,779
	Mp3		39.14	
	Mp4	8.59	24.91	
	Mp 3+4		30.07	
	Mp5	10.09	26.78	
	Mp6	12.78	20.65	21,390
Upper Silkstone				
	US2		14.92	23,924
	US3 & US4		12.10	25,040
Silkstone				
	S1	16.90	41.18	
	S4	10.82	26.47	
Upper Mynheer				
	UM2		17.55	23,097
	UM3	9.54	31.91	
Middle Mynheer				
	MMR	9.65	15.96	
	MM1	10.42	20.37	
	MM2	11.27	19.43	
	MM3	11.16	29.21	

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The following is a discussion of the criteria and results obtained for coal resource estimation on the Hinton Coal Property of Alter Nrg Ltd. In accordance with NI 43-101 and the CIM Definition Standards, a Qualified Person employed by Norwest, supervised the data validation and the resource estimation and classification work. The certifications for the Qualified Person are provided in Section 24 of this report.

19.1 APPROACH

In accordance with National Instrument 43-101, Norwest has used the referenced document, the Canadian Institute of Mining, Metallurgy and Petroleum "Definition Standards on Mineral Resources and Reserves" adopted by CIM Council on December 11, 2005" ("CIM Definition Standards") and, as appropriate, the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada" ("GSC Paper 88-21") during the classification, estimation and reporting of coal resources for the Hinton coal project.

Norwest's approach included the following tasks:

- Norwest used MineSight® software to construct a gridded seam model of the Hinton Coal Property area in order to estimate volumes for in-place coal resources. All seams were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of the coal seam modeled.
- A Norwest qualified person visited the site. There are no coal exposures or evidence of past mining.
- Laboratory analyses results were reviewed. Seam density values were obtained from information provided by Alter Nrg and by reference information provided in GSC 88-21.
- Coal thicknesses were confirmed for 87 drill hole log files supplied by Alter Nrg Ltd.
- Alter Nrg's coal tenure boundaries were checked using descriptions and maps provided by Alter Nrg and those obtained from the Government of Alberta.
- The level of geological complexity was established through the review of the geological maps, sections, and construction of computer models.
- Review of the drill hole spacing to classify the resources and reserves was accomplished through the inspection of drill hole location maps.

Description of Assumptions and Criteria

The following assumptions and criteria have been used in the resource estimate:

- Geological Type is Moderate.

For surface Mineable coal resources:

- minimum seam thickness of 0.6 m;
- bank ratio not exceeding 20:1 bcm of waste/coal tonne;
- maximum parting thickness of 0.15 m;
- maximum raw ash of 35%; and
- data spacing consistent with GSC Paper 88-21 requirements.

19.2 COAL RESOURCE ESTIMATION

The term "resource" is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The term "resource" refers to the in-place inventory of coal that has 'reasonable prospects for economic extraction'. Coal resources are always reported as in-place tonnage and not adjusted for mining losses or recovery. However, minimum mineable seam thickness, maximum removable parting thickness and maximum raw ash are considered.

Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available (CIM Definition Standards). GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered during the classification of the resources.

In-place resources within the Hinton Coal Property, summarized in Table 19.1, cover an area of approximately 1,225 ha. These resources include all Coalspur Formation coal seams that meet the assumptions and criteria defined in Section 19.1.

TABLE 19.1
HINTON COAL PROJECT
COAL RESOURCE SUMMARY
AS AT APRIL 30, 2007

ASTM Group	In-Place Surface Mineable Coal Resources from Surface Down to 12:1 Strip Ratio (tonnes)		
	Measured	Indicated	Inferred
HV C Bituminous	47,032,000	2,557,000	161,000
Total	**49,589,000**		**161,000**
ASTM Group	**In-Place Surface Mineable Coal Resources from 12:1 Down to 20:1 Strip Ratio (tonnes)**		
	Measured	**Indicated**	**Inferred**
HV C Bituminous	33,339,000	23,838,000	8,559,000
Total	**57,177,000**		**8,559,000**
Total Resources	**Measured and Indicated**		**Inferred**
	106,766,000		**8,720,000**

20 OTHER RELEVANT DATA AND INFORMATION

20.1 CLASSIFICATION OF LANDS FOR COAL EXPLORATION AND DEVELOPMENT

The Alberta Government has classified Provincial lands into four categories with respect to coal exploration and development. The Hinton Property falls within Category 4 lands. The permitted or restricted exploration and development activity in each category is as follows:

Category 1

No exploration or commercial development will be permitted in Category 1 lands. This category includes National Parks, present or proposed, settled urban areas and major lakes and rivers. These are areas for which it has been determined that alternative land uses have a higher priority than coal activity. Category 1 also includes most areas associated with high environmental sensitivity; these are areas for which reclamation of disturbed lands cannot be assured with existing technology and in which the watershed must be protected.

Category 2

Limited exploration is desirable and may be permitted in Category 2 lands under strict control but commercial development by surface mining will not normally be considered at the present time. This category contains lands in the Rocky Mountains and Foothills for which the preferred land or resource use remains to be determined, or areas where infrastructure facilities are generally absent or considered inadequate to support major mining operations. In addition this category contains local areas of high environmental sensitivity in which neither exploration nor development activities will be permitted. Underground mining or in-situ operations may be permitted in areas within this category where the surface effects of the operations are deemed to be environmentally acceptable.

Category 3

Exploration is desirable and may be permitted in Category 3 lands under appropriate control but development by surface or underground mining or in-situ operations will be approved subject to proper assurances respecting protection of the environment and reclamation of disturbed lands and as the provision of needed infrastructure is determined to be in the public interest. This category covers the Northern Forested Regions and eastern portions of the Eastern Slopes Region. It also includes Class 1 and Class 2 agricultural lands in the settled regions of the Province. Although lands in this category are generally less sensitive from an environmental standpoint than the lands in Category 2, the Government will require appropriate assurances, with respect to surface mining operations on agricultural lands, that such lands will be reclaimed to a level of productivity equal to or greater than that which existed prior to mining.

Category 4

Exploration may be permitted in Category 4 lands under appropriate control and surface or underground mining or in-situ operations may be considered subject to proper assurances respecting protection of the environment and reclamation of disturbed lands. This category covers the parts of the Province not included in the other three categories.

21 INTERPRETATION AND CONCLUSIONS

The Alter Nrg lands at the Hinton Property are underlain by coal seams that are dipping at about twelve degrees and generally demonstrate lateral stratigraphic continuity, influenced by minor thickness variations and, possibly, small scale structural irregularities. The geology type is Moderate according to guidelines set forth in Geological Survey of Canada Paper 88-21.

The verification of the local geology and the calculation of resources were accomplished through the preparation of a computer model using MineSight® geological modeling software.

The density of drilling in this mine was adequate for the delineation of in-place resources. To April 30, 2007, the Alter Nrg resources at the Hinton Property are estimated to be 106,766,000 tonnes of Measured and Indicated plus 8,720,000 tonnes of Inferred surface mineable coal.

22 RECOMMENDATIONS

The Hinton Coal Property database comprises data from previous exploration and development programs. The review of the data as well as the development of a new geological model and subsequent calculations of resources has demonstrated that the integrity of the data utilized and the subsequent resource estimates are good.

It is recommended that Alter Nrg continue to review coal seam data and update the geological database and model to reflect any additional data.

23 REFERENCES

Canadian Institute of Mining, Metallurgy, and Petroleum (CIM). 2005. CIM Definition of Standards – For Mineral Resources and Mineral Reserves, 10 pp.

Canadian Securities Administrators. 2005. National Instrument 43-101 - Standards of Disclosure for Mineral Projects, Form 43-101 and Companion Policy 43-101CP. Ontario Securities Commission Bulletin, Volume 28, Issue 51, pp. 10355-10367 (Rules and Policies) pp. 10368-10374 (Form 43-101F1 Technical Report, Table of Contents) and pp. 10375-10383 (Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects).

Alberta Geological Survey – Coal Geology – Coal Compilation Project – Entrance NTS 83F/5 (1990) Richardson, R.J.H., Langenberg, C.W., Chao, D.K., Fietz, D.

Alberta Geological Survey – Coal Resources of the Western Canada Sedimentary Basin, Chapter 33, Smith, G.G., Cameron, A.R., Bustin, R.M.

CIM First District Five Meeting (1983), The Coalspur Beds – Regional Variations and Correlations, Engler, R.F.

University of Alberta, Structural Geology of the Luscar-Sterco Mynheer A Zone, Coal Valley, Alberta, (1977), Alexander, F.J.

24 DATE AND SIGNATURE PAGE

NORWEST
CORPORATION

CERTIFICATE OF QUALIFICATIONS

I, Ted Hannah, P. Geol., do hereby certify that:

1. I am currently employed as Manager, Coal Geology by:

   Norwest Corporation
   Suite 2700, 411 – 1st Street SE.,
   Calgary, Alberta, Canada
   T2G 4Y5

2. I graduated with a Bachelor of Science degree from the University of New Brunswick in 1973.

3. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (#22009) and the Association of Professional Engineers and Geoscientists of British Columbia (#27030).

4. I have worked as a geologist for more than 34 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of the report titled "Technical Report Alter Nrg Ltd. Lands, Hinton Coal Property, Alberta" dated April 30, 2007 (the "Technical Report).

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th Day of April, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Ted Hannah, P. Geol.
Manager, Coal Geology

NORWEST
CORPORATION

CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Ted Hannah, do hereby consent to the public filing of the Technical Report titled "Technical Report Alter Nrg Ltd. Lands Hinton Coal Property, Alberta" dated April 30, 2007 (the Technical Report) and to extracts from or a summary of the Technical Report by Alter Nrg Ltd. in the Preliminary Prospectus.

Dated this 30th Day of April, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

____
Signature of Qualified Person

Ted Hannah______________________
Print name of Qualified Person

NORWEST
CORPORATION

CERTIFICATE OF QUALIFICATIONS

I, Craig Acott, P. Eng., do hereby certify that:

1. I am currently employed as Vice President – Mining by:

   Norwest Corporation
   Suite 2700, 411 – 1st Street SE.,
   Calgary, Alberta, Canada
   T2G 4Y5

2. I graduated with a Masters of Science degree from the University of Alberta in 1981.

3. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #33264).

4. I have worked as an engineer for more than 25 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I personally visited the site on December 13, 2006.

7. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th Day of April, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Craig Acott, P. Eng.
Vice President - Mining

NORWEST
CORPORATION

CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Craig Acott, do hereby consent to the public filing of the Technical Report titled "Technical Report Alter Nrg Ltd. Lands, Hinton Coal Property, Alberta" dated April 30, 2007 (the Technical Report) and to extracts from or a summary of the Technical Report by Alter Nrg Ltd. in the Preliminary Prospectus

Dated this 30th Day of April, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Signature of Qualified Person

Craig P. Acott, P. Eng.
Print name of Qualified Person

25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

There is no additional information that applies. This property has not advanced yet to a development stage.

26 ILLUSTRATIONS

FIGURE 4-1 LOCATION MAP .... FOLLOWS SECTION 26
FIGURE 6-1 COAL OWNERSHIP MAP .... FOLLOWS SECTION 26
FIGURE 9-1 STRATIGRAPHIC TABLE .... FOLLOWS SECTION 26
FIGURE 9-2 GEOLOGICAL CROSS SECTION A-A' .... FOLLOWS SECTION 26
FIGURE 9-3 GEOLOGICAL CROSS SECTION B-B' .... FOLLOWS SECTION 26
FIGURE 9-4 GEOLOGICAL CROSS SECTION C-C' .... FOLLOWS SECTION 26
FIGURE 9-5 GEOLOGICAL CROSS SECTION D-D' .... FOLLOWS SECTION 26
FIGURE 9-6 GEOLOGICAL CROSS SECTIONS LOCATION MAP .... FOLLOWS SECTION 26
FIGURE 11-1 COAL ZONE STRATIGRAPHIC COLUMN .... FOLLOWS SECTION 26



B.C.
ALBERTA
SASKATCHEWAN
Lake Athabasca
Dawson Creek
Grande Prairie
Smoky River Mine
Grande Cache
Prince George
Obed Mine
Whitewood Mine
Hinton Project
Hinton
Edson
Edmonton
Genesee Mine
Coal Valley
Cheviot Mine
Paintearth Mine
Saskatoon
Sheerness Mine
Calgary
Brooks
Kamloops
Elkford
Sparwood
Medicine Hat
Regina
Boundary Dam Mine
Estevan
Poplar River Mine
Bienfait Mine
CNR
CPR
BCR
CANADA
U.S.A
N
0
400
Approximate Kilometers

ALTER NRG

HINTON TECHNICAL REPORT

LOCATION MAP

FIGURE 4-1

"Original signed and sealed by Author"

DRAWN BY: M.L.E CHK'D BY: T.H DATE: 07.04.02	FILE: Fig4-1_Location Map.dwg 06-2970 ALTER Nrg Coal Study \Report\HINTON Figures	NORWEST APEGGA Permit P05018



R26
R25 W5M
T52
T51
T50
WILLIAM
SWITZER
PROVINCIAL
PARK
34
31
32
26
25
30
29
23
24
14
40
16
RIVER
HINTON

LEGEND

LAKES AND RIVERS

HIGHWAY

ALTER NRG LEASE

1000 0 2000 4000
Metres

"Original signed and sealed by Author"

ALTER NRG

HINTON TECHNICAL REPORT

HINTON COAL OWNERSHIP MAP

FIGURE 6-1

DRAWN BY: M.L.E.	FILE: Fig6-1_Hinton Lease Map.dwg	NORWEST
CHK'D BY: T.H.	06-2970 ALTER Nrg Coal Study	APEGGA Permit P05015
DATE: 07 04 02	Report/HINTON Figures	



Foothills/Mountains
Plains
Minor Coal Zones
Tertiary
Upper Cretaceous
Lower Cretaceous
Jurassic
Saunders Group
Paskapoo Fm
Coalspur Fm
Entrance Cgl
Brazeau Fm
Alberta Gp
Luscar Gp
Gates Fm
Moosebar Fm
Gladstone Fm
Cadomin Fm
Kootenay Gp/ Nikanassin
Paskapoo Fm
Scollard Fm
Battle Whitemud Fm
Wapiti Fm
Horeshoe Canyon Fm
Bearspaw Fm
Belly River Gp
Oldman Fm
Foremost Fm
Lee Park Fm
Colorado Gp
Mannville Gp
Obed
Ardley Coalspur
Carbon
Thompson
Drumheller
Lethbridge
Taber
McKay
Luscar
Mannville
Kootenay

ALTER NRG

HINTON TECHNICAL REPORT

STRATIGRAPHIC TABLE

FIGURE 9-1

"Original signed and sealed by Author"

DRAWN BY M.L.E
CHK'D BY T.H.
DATE 07.04.02

FILE Fig9-1Strat Column.dwg
06-2970 ALTER Nrg Coal Study
\Report\HINTON Figures

NORWEST



A
A'
638858
638973
638841
638817
638809
638783
638825
638833
639229

LEGEND

- Topography
- Overburden
- Upper Val D'Or Seam
- Val D'Or Seam
- Arbour Seam
- McLeod Seam
- McPhersom Seam
- Upper Silkstone Seam
- Silkstone Seam
- Upper Myneer Seam
- Myneer Seam
- Lower Myneer Seam

Note: Vertical Exaggeration = 5X

"Original signed and sealed by Author"

ALTERNRG

HINTON TECHNICAL REPORT

GEOLOGICAL CROSS SECTION A-A'

FIGURE 9-2

DRAWN BY: M.L.E. CHK'D BY: T.H. DATE: 07 04 02	FILE: Fig9-2_Section A-A.dwg 06-2970 ALTERNrg Coal Study \Report\HINTON Figures	NORWEST APEGGA Permit P05015


B
B'
263.6
169.7
219.9
505.3
268.9
599340
599365
599399
599357
599381
599415
1260
1250
1240
1230
1220
1210
1200
1190
1180
1170
1160

LEGEND

- Topography
- Overburden
- Upper Val D'Or Seam
- Val D'Or Seam
- Arbour Seam
- McLeod Seam
- McPhersom Seam
- Upper Silkstone Seam
- Silkstone Seam
- Upper Myneer Seam
- Myneer Seam
- Lower Myneer Seam

Note: Vertical Exaggeration = 5X

"Original signed and sealed by Author"

ALTER NRG

HINTON TECHNICAL REPORT

GEOLOGICAL CROSS SECTION B-B'

FIGURE 9-3

DRAWN BY: M.I.F. CHK'D BY: T.H. DATE: 07 04 02	FILE: Fig9-3_Section B-B.dwg 06-2970 ALTERNrg Cool Study \Report\HINTON Figures	NORWEST APEGGA Permit P05015


C
C'
120.2
177.9
518.9
306.3
219.3
599662
599670
599803
599753
599787
599795
1190
1180
1170
1160
1150
1140
1130
1120
1110
1100
1090
1080
1070
LEGEND
Topography
Overburden
Upper Val D'Or Seam
Val D'Or Seam
Arbour Seam
McLeod Seam
McPhersom Seam
Upper Silkstone Seam
Silkstone Seam
Upper Myneer Seam
Myneer Seam
Lower Myneer Seam
Note: Vertical Exaggeration =-5X

"Original signed and sealed by Author"

ALTERNRG

HINTON TECHNICAL REPORT

GEOLOGICAL CROSS SECTION C-C'

FIGURE 9-4

DRAWN BY: M.L.E. CHK'D BY: T.H. DATE: 07 04 02	FILE: Fig9-2_Section A-A.dwg 06-2970 ALTERNrg Coal Study \Report\HINTON Figures	NORWEST APEGGA Permit P05015



D
D'
740.6
1322.8
568.8
773.8
510.0
499.3
586.2
573.8
550.2
557.7
532.9
486.1
639039
638817
628339
638866
628412
599357
599316
602516
599639
599613
599803
599704
602573
1320
1300
1280
1260
1240
1220
1200
1180
1160
1140
1120
1100
1080
1060
1040
1020
1000

LEGEND

Topography	McPhersom Seam
Overburden	Upper Silkstone Seam
Upper Val D'Or Seam	Silkstone Seam
Val D'Or Seam	Upper Myneer Seam
Arbour Seam	Myneer Seam
McLeod Seam	Lower Myneer Seam

Note: Vertical Exaggeration = 5X

"Original signed and sealed by Author"

ALTERNRG

HINTON TECHNICAL REPORT

GEOLOGICAL CROSS SECTION D-D'

FIGURE 9-5

DRAWN BY: M.L.E. CHK'D BY: T.H. DATE: 07 04 02	FILE: Fig9-5_Section D-D.dwg 06-2970 ALTERNrg Coal Study \Report\HINTON Figures	**NORWEST** APEGGA Permit P05015



R26
R25 W5M
T52
T51
CREEK
PEPPERS
LAKE
34
35
31
32
26
25
30
29
23
24
40
A
A'
B
B'
C
C'
D'
CREEK
ORCHARD
ATHABASCA
RIVER

LEGEND

- LAKES AND RIVERS
- HIGHWAY
- ALTER NRG LEASE
- COAL HOLE
- CROSS SECTION LINE



500
0
1000
2000
Metres

"Original signed and sealed by Author"

ALTER NRG

HINTON TECHNICAL REPORT

GEOLOGICAL CROSS SECTIONS LOCATION MAP

FIGURE 9-6

DRAWN BY: M.L.E.	FILE: Fig9-6_Hinton Sec Loc Map.dwg	NORWEST APEGGA Permit P05015
CHK'D BY: T.H.	06-2970 ALTER Nrg Coal Study	
DATE: 07 04 04	Report/HINTON Figures	


Overburden
Upper Val D'Or Rider Seams
Upper Val D'Or Seam Zone
Val D'Or Seam Zone
Arbour Seam Zone
McLeod Seam Zone
McPherson Seam Zone
Upper Silkstone Seam Zone
Silkstone Seam Zone
Upper Mynheer Seam Zone
Middle Mynheer Seam Zone
Lower Mynheer Seam Zone
ARDLEY COAL ZONE

TOTAL COAL ZONE 45m
TOTAL INTERBURDEN 269m
TOTAL SECTION 314m

ALTER NRG

HINTON TECHNICAL REPORT

COAL ZONE STRATIGRAPHIC COLUMN

FIGURE 11-1

"Original signed and sealed by Author"

DRAWN BY: M.L.C.
CHK'D BY: T.H.
DATE: 07/04/02

FILE: Fig11-1_Stratigraphic Column.dwg 05-2970 ALTER Nrg Coal Study \Report\HINTON Figures

NORWEST

ALTER NRG CORP.
BALANCE SHEET (UNAUDITED)

As at March 31, 2007

Assets		
Current Assets		
Cash	$	100
	$	100
Shareholder's Equity		
Shareholder's Equity	$	100
	$	100

See accompanying notes to the financial statement.

ALTER NRG CORP.
NOTES TO THE FINANCIAL STATEMENT (UNAUDITED)

As at March 31, 2007

1. Formation and Financial Presentation

Alter Nrg Corp. (the "Corporation") was incorporated under the Business Corporations Act (Alberta) on February 20, 2007. The Corporation has not carried on active business since inception and is a wholly owned subsidiary of Alter Nrg Income Fund (the "Fund"). Upon completion of the Plan of Arrangement on April 17, 2007, involving the Fund, the Corporation, and the Fund's Unitholders, the Corporation will own all of the outstanding Units of the Fund (note 3).

2. Shareholder's Equity

Authorized

An unlimited number of common shares

Issued Common shares	# of Common Shares		Amount
Issued upon Settlement	10	$	100
Balance as of March 31, 2007	10	$	100

3. Subsequent Events

INITIAL PUBLIC OFFERING

On April 17, 2007, the Corporation closed an initial public offering (the "Offering") of 15,555,556 Common Shares at $ 2.25 per Common Share for total gross proceeds of $35 million. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG.

The Corporation granted the agents of the Offering an over-allotment option which was exercised on May 17, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5.25 million.

REORGANIZATION

In conjunction with the Offering on April 17, 2007, the Fund's Unitholders voted in favor of reorganizing the Fund from a trust structure to a corporation. The Plan of Arrangement received regulatory and court approvals on April 13, 2007. The Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation, and the Fund became a wholly-owned subsidiary of the Corporation.

The Corporation will follow the continuity of interest basis of accounting after completion of the reorganization whereby the Corporation is considered a continuity of the Fund.

WESTINGHOUSE PLASMA CORPORATION ("WPC") ACQUISITION

On December 2, 2006, the Fund entered into a purchase and sale agreement on behalf of the Corporation to acquire 100% of WPC for $29 million USD. The purchase price was satisfied upon closing of the Offering on April 17, 2007 with cash consideration of $22.0 million cash USD and $7 million USD of the Corporation's Common Shares at the $2.25 Offering price.

STOCK OPTIONS GRANTED

On April 17, 2007 the Corporation granted 1,273,000 stock options to employees, consultants, officers and directors and on April 30, 2007 granted 70,000 stock options to employees of WPC at an exercise price of $2.30 per option.

ALTER NRG INCOME FUND

CONSOLIDATED BALANCE SHEET (UNAUDITED)

ASSETS	March 31, 2007	December 31, 2006
Current assets:		
Cash and cash equivalents	$ 7,515,825	9,000,252
Accounts receivable	72,347	106,403
Prepaid expenses (note 3)	1,611,170	23,472
	9,199,342	9,130,127
Technology license	299,515	299,515
Capital assets (note 4)	77,660	69,253
Resource properties	1,177,462	1,107,325
Deferred costs (note 5)	1,182,839	1,313,676
	$ 11,936,818	11,919,896
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 610,641	663,717
	610,641	663,717
Unitholders' equity:		
Unitholders' capital (note 6)	12,957,791	12,623,817
Contributed surplus (note 7)	337,659	290,253
Deficit	(1,969,273)	(1,657,891)
	11,326,177	11,256,179
	$ 11,936,818	11,919,896

Commitments and subsequent events (notes 10 and 11)
See accompanying notes to financial statements.

ALTER NRG INCOME FUND

CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT (UNAUDITED)

		Three months ended March 31, 2007
Revenue:		
Interest income	$	73,465
Expenses:		
Depreciation		4,801
Stock based compensation (note 7)		47,406
General and administrative		332,640
		384,847
Loss before income taxes		(311,382)
Income taxes		-
Loss		(311,382)
Other comprehensive income		-
Comprehensive loss		(311,382)
Deficit, beginning of period		(1,657,891)
Deficit, end of period	$	(1,969,273)
Loss per Unit – basic and diluted (note 8)	$	(0.02)

See accompanying notes to financial statements.

ALTER NRG INCOME FUND
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Three months ended March 31, 2007
Cash provided by (used in):		
Operating:		
Loss	$	(311,382)
Add items not involving cash:		
Depreciation		4,801
Stock based compensation		47,406
		(259,175)
Change in non-cash working capital		(345,388)
		(604,563)
Financing:		
Issue of unit capital, net of unit issuance costs		333,974
Change in non-cash working capital		(258,839)
		75,135
Investing:		
Acquisition of capital assets		(13,208)
Assessment of resource properties		(70,137)
Deferred costs		(237,796)
Change in non-cash working capital		(633,858)
		(954,999)
Decrease in cash and cash equivalents		(1,484,427)
Cash and cash equivalents, beginning of period		9,000,252
Cash and cash equivalents, end of period	$	7,515,825
Cash and cash equivalents consists of:		
Term deposits	$	7,100,000
Bank balances		415,825
	$	7,515,825

No interest or taxes were paid during the period.
See accompanying notes to financial statements.

ALTER NRG INCOME FUND
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2007

1. Description of the Fund

Alter Nrg Income Fund (the "Fund") is an unincorporated, open-ended Unit Fund established in the Province of Alberta on April 28, 2006.

The Fund commenced operations on March 9, 2006 and did not have any activity in the three month period ending March 31, 2006. As such there are no comparative figures available for this period.

The Fund's business operations have been conducted through the Alter Nrg Limited Partnership and the Alter Nrg Commercial Fund. The Fund invests in alternative energy projects using gasification and gasification related technology to create saleable energy products.

On April 17, 2007, the Fund's Unitholders voted in favor of reorganizing the Fund from a trust structure to a corporation. For the purpose of the reorganization Alter Nrg Corp. (the "Corporation") was incorporated under the Business Corporations Act (Alberta) and at March 31, 2007 was a wholly owned subsidiary of the Fund.

Upon completion of the reorganization on April 17, 2007 the Fund's Unitholders, exchanged all of their Trust Units of the Fund for Common Shares of the Corporation, and the Fund became a wholly-owned subsidiary of the Corporation (note 11).

The Corporation will follow the continuity of interest basis of accounting after completion of the reorganization whereby the Corporation is considered a continuity of the Fund.

The Fund is in the development stage and since inception the Fund's efforts have been focused on the procurement of coal and other feedstocks, the financing, the gasification technology and people to execute on its business plan. To date, the Fund has not earned revenues from operations and will require future profitable operations and/or financing to continue operating. The Fund will be considered an operating entity when a project is substantially planned, meaning the project has the engineering feasibility, business agreements, regulatory approval and financing capability to move forward into the implementation phase.

2. Significant Accounting Policies

These unaudited interim consolidated financial statements have been prepared by management, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at December 31, 2006 and for the period from commencement of operations from March 9, 2006 to December 31, 2006, except for the adoption of new accounting standards in the first quarter of 2007 as described below. These interim consolidated financial statements do not include all of the information and disclosures required by GAAP applicable to annual financial statements and, therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

COMPREHENSIVE INCOME

On January 1, 2007, the Fund adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income. Section 1530 establishes new standards for reporting and presenting comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity of an entity during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. For the three month period ended March 31, 2007 there were no comprehensive income items. Any changes in these items would be presented in the consolidated statement of operations, comprehensive loss and deficit.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Fund adopted the requirements of the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3251 – Equity. The adoption of the financial instruments standards has not effected the current balances on the consolidated financial statements as the financial instruments identified by the Fund were already carried at fair value.

Section 3855 requires financial assets and financial liabilities to be initially recognized at their fair value. Measurement in subsequent periods is dependent on the classification of the financial instruments, which is dependant on the purpose for which it was acquired and its characteristics. Financial instrument classifications per the standard are "held-for-trading", "available-for-sale" or "held-to-maturity" and the classification is not changed after initial recognition.

The Funds financial instruments consist of accounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amounts due to their short terms to maturity.

The Fund does not have any derivatives as defined by Section 3855. The Fund also reviewed its contractual agreements for embedded derivatives and the Fund has no embedded derivatives.

Section 3251 replaces section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during the reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheet.

3. Prepaid Expenses

Included in prepaid expenses are costs the Fund incurred on behalf of the Corporation related to the Corporation's intital public offering (the "Offering") and reorganization of $549,697 and $990,648 in legal costs and exclusivity payments related to the Corporation's acquisition of Westinghouse Plasma Corp. ("WPC") (note 11). At December 31, 2006 the WPC acquisition costs incurred were included in deferred costs (note 5).

4. Capital Assets

	March 31, 2007			December 31, 2006		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Office equipment	$ 56,662	$ 9,600	$ 47,062	$ 51,537	$ 7,124	$ 44,413
Computer equipment	39,367	8,769	30,598	31,284	6,444	24,840
	$ 96,029	$ 18,369	$ 77,660	$ 82,821	$ 13,568	$ 69,253

5. Deferred Costs

	March 31, 2007	December 31, 2006
Engineering studies	$ 643,721	$ 351,656
Less government grant for engineering studies	(124,418)	(70,000)
WPC pilot testing and technology evaluation	663,536	663,387
WPC acquisition costs	-	368,633
	$ 1,182,839	$ 1,313,676

The Fund initiated several engineering studies to determine the project economics of several potential gasification projects. The Fund also performed pilot testing and technology evaluation studies to determine the effectiveness of the WPC technology. The government grant is related to the evaluation of the Fund's plasma gasification technology.

6. Unitholders' Capital

Authorized
Unlimited number of Trust Units, voting and participating

	Number of Trust Units		Value
Unitholders' capital balance, beginning of the period	17,360,272	$	12,623,817
Issued for cash at $2.00 per Unit	195,000		390,000
Unit issuance costs	-		(56,026)
Unitholders' capital, end of the period	17,555,272	$	12,957,791

On January 13, 2007, the Fund closed the second part of a private placement of 195,000 Units at $2.00 per Unit for gross proceeds of $390,000.

Unitholders capital has not been adjusted for future taxes of $175,548 at March 31, 2007 (December 31, 2007 - $155,939) related to the Unit issuance costs as the future tax asset is not considered more likely than not to be realized.

7. Unit Option Plan

The Fund has a Unit Option Plan for employees, consultants, officers and directors. The Fund may grant options up to 10% of the aggregate number of Trust Units outstanding, with no one optionee permitted to hold more than 5% of the total Units outstanding. The exercise price of options is approved by the Board and cannot be less than the market price of the Units on the day the option is granted. The market price is established based on the most recent private placement prior to the grant. The options vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant. The following Unit options have been granted:

	Number of Trust Units		Weighted Average Exercise Price ($/option)
Outstanding, beginning of the period	1,448,300	$	0.69
Granted	20,000		2.05
Cancelled	(34,200)		(0.51)
Outstanding, end of the period	1,434,100	$	0.71
Exercisable, end of the period	478,033	$	0.71

Outstanding				Exercisable	
Exercise Price ($/option)	Number of Trust Units	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($/option)	Number of Trust Units	Weighted Average Exercise Price ($/option)
$ 0.45	695,600	9.2	$ 0.45	231,867	$ 0.45
0.80	527,500	9.4	0.80	175,833	0.80
1.00	141,000	9.6	1.00	47,000	1.00
2.05	70,000	9.7	2.05	23,333	2.05
	1,434,100	9.3	$ 0.71	478,033	$ 0.71

For the three month period ended March 31, 2007 the Fund recognized compensation expense included in the calculation of net earnings of $47,406 with an equal offsetting amount to contributed surplus, based on the vesting terms of the options.

The weighted-average fair value of options granted during the three month period ended March 31, 2007 was $1.32 per option. The Fund uses the Black-Scholes option-pricing model to determine the estimated fair value of the Unit options at the date of grant. A summary of the assumptions used in the Black-Scholes option-pricing model to determine the estimated fair value is as follows:

	2007
Expected volatility	50% to 60%
Distribution rate	0%
Risk free interest rate	4.0% to 4.1%
Expected life	8 years

8. Loss Per Unit

Basic and diluted net loss per Unit has been calculated using the weighted average number of Trust Units outstanding during the three month period ended March 31, 2007 of 17,527,105 (10,351,401 from inception to December 31, 2006). As the Fund is in a loss position, any conversion of options would be anti-dilutive to the loss per Unit calculation.

9. Related Party Transactions

The Fund incurs transactions with related parties in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and the Fund. During the three month period ended March 31, 2007, the Fund incurred $377,675 ($263,075 from inception to December 31, 2006) in corporate legal fees to a legal firm of which two officers are partners; these fees are included in general and administrative expense, technology license acquisition costs, prepaid expenditures and Unit issue costs. During the period, the Fund incurred $50,000 ($42,400 from inception to December 31, 2006) in engineering consulting fees to a firm which one of the officers was a director.

10. Commitments

The Fund has operating lease agreements for office rent with future lease obligations for the next five years as summarized below:

2007	$	68,100
2008	$	91,500
2009	$	97,500
2010	$	97,500
2011	$	24,500

Additional commitments include annual lease rental payments of $96,096 for a term of 15 years on the Fund's Alberta Crown coal leases located in the Hinton, Fox Creek and Wetaskiwin areas.

11. Subsequent Events

REORGANIZATION

In conjunction with the Corporation's Offering on April 17, 2007, the Fund's Unitholders voted in favor of reorganizing the Fund from a trust structure to a corporation. The Plan of Arrangement received regulatory and court approvals on April 13, 2007. The Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation, and the Fund became a wholly-owned subsidiary of the Corporation.

INITIAL PUBLIC OFFERING

On April 17, 2007, the Corporation closed an initial public offering (the "Offering") of 15,555,556 Common Shares at $ 2.25 per Common Share for total gross proceeds of $35 million. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG.

The Corporation granted the agents of the Offering an over-allotment option which was exercised on May 17, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5.25 million.

WPC ACQUISITION

On April 17, 2007, the acquisition of WPC was completed for consideration of $22 million cash (USD) and $7 million USD in the Corporation's Common Shares at the $2.25 Offering price.

OPTIONS GRANTED

On April 17, 2007 and April 30, 2007, the Corporation granted 1,273,000 stock options to employees, consultants, officers and directors and 70,000 stock options to employees of WPC, respectively, at an exercise price of $2.30 per option.

ALTER NRG



FIRST QUARTER REPORT • MARCH 31, 2007

Alter Nrg (TSXV:NRG) is a publicly traded Canadian company providing alternative energy solutions through gasification.

INSIDE:

2
President's Message

7
Management's Discussion & Analysis

14
Alter Nrg Income Fund Consolidated Financial Statements

17
Alter Nrg Income Fund Notes to the Consolidated Financial Statements

22
Alter Nrg Corp. Financial Statement

23
Alter Nrg Corp. Notes to Financial Statement

Q1 HIGHLIGHTS (TO MAY 29, 2007)

- Completed an Initial Public Offering (IPO) of 15,555,556 common shares at the offering price of $2.25 per share for gross proceeds of $35 million
- Exercise of the 15% over-allotment option by the company's agents resulted in additional gross proceeds of $5.25 million
- Closed the US$29 million acquisition of Westinghouse Plasma Corporation
- Effected a reorganization of Alter Nrg from a trust structure to a corporate structure
- Listed Alter Nrg's common shares on the TSX Venture Exchange under the symbol "NRG"
- Announced a five year technology license and partnership agreement with NRG Energy, Inc.
- Commissioned an independent evaluation of the Fox Creek coal assets resulting in 770 million tonnes of resource in place
- Expanded the Alter Nrg team by three employees in the areas of business development and investor relations

"This is an exciting time for Alter Nrg as we position ourselves to be a leader in the growing gasification market in North America. The acquisition of a world class gasification technology provides us the flexibility and control to better implement our business plan and will be an accretive acquisition for our shareholders. Moving forward with a strong technology, a suitable resource base and a strong team provides us with exciting opportunities for future growth."

Mark Montemurro, *President and CEO*

"Alter Nrg is something that I have been focused on for more than a decade. After formally commencing operations in March of 2006, I have been pleased with how quickly and effectively the Company has built itself into a leading gasification player. I look forward to the opportunities ahead and believe we will be opportunity rich in an emerging market."

Michael Heier, *Chairman of the Board*



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PRESIDENT'S MESSAGE

I am pleased to report on a number of achievements in our first interim report as a publicly traded company. Four important initiatives completed in April of this year were the main focus of our efforts throughout the first quarter of 2007. These initiatives include Alter Nrg's Initial Public Offering (IPO) that raised a total of $40.2 million; the corporate acquisition of Westinghouse Plasma Corporation (WPC) that has equipped us with a world-class proprietary gasification technology; a reorganization to provide the most efficient corporate structure; and listing of Alter Nrg's shares on the TSX Venture Exchange.

We believe our timing is ideal as market conditions favour gasification solutions. The social and political will to address environmental concerns continues to gain momentum. Gasification is a commercially proven and reliable solution that is producing energy around the world – including 30% of South Africa's gasoline and diesel fuels. Now, gasification is coming of age in North America and Alter Nrg is positioned to capitalize on an opportunity rich environment. Our website, www.alternrg.ca, has a short video entitled "What is Gasification?" that provides greater detail and is worthwhile to view.

Our successful acquisition of WPC led to an important growth opportunity: the five year technology licensing and partnership agreement with NRG Energy, a leading electricity generator in the US with a $10 billion enterprise value. Under the agreement, Alter Nrg will benefit from WPC technology sales and, through an optional equity interest, has the potential to earn recurring revenues from future NRG retrofit projects. I am optimistic that the NRG agreement will be the first of many opportunities to form mutually beneficial strategic partnerships.

To support our rapid growth we continue to build the Alter Nrg team, and in the first quarter we added three employees in the areas of Business Development and Investor Relations bringing our employee count to 10 at Alter Nrg. I would also like to welcome the 7 full-time technical people that have joined our team from the WPC acquisition. WPC will continue to operate as a wholly owned subsidiary with Alter Nrg providing direction on marketing and business development activities.

Alter Nrg has a unique vision, a strong team, a leading technology, a key resource asset and financial strength – we are well positioned for the significant growth opportunities that lie ahead.

INITIAL PUBLIC OFFERING

On April 17, 2007, Alter Nrg completed the Initial Public Offering of 15,555,556 common shares for gross proceeds of $35 million. The offering was made through a syndicate co-led by Wellington West Capital Markets and Canaccord Adams and included Raymond James, TD Securities and Paradigm Capital. Given the strong demand for Alter Nrg shares, our agents exercised the 15% over-allotment option granted by the Company, selling an additional 2,333,333 common shares of Alter Nrg at the IPO exercise price of $2.25 per share. The Company received $5.25 million bringing total gross proceeds from the IPO to $40.2 million.

WPC ACQUISITION

The primary use of proceeds from the IPO was to satisfy the cash component of the US$29 million acquisition of WPC, a private gasification company based in the United States which has patented plasma gasification technology. The consideration for the acquisition was US$22 million cash and US$7 million in Alter Nrg common shares at the $2.25 IPO price. The WPC acquisition has a number of important strategic benefits to Alter Nrg:

- We now have a cash flow stream that has additional revenue potential through increased business development efforts and additional product applications
- We have secure access to an industry leading and commercially proven plasma gasification technology (See WPC Technology in Operation later in this report)
- We have secure direct access to research and development capabilities
- We can provide a broader gasification solution for customers through the combination of WPC's plasma gasification experience with our engineering, construction and balance of plant expertise

This acquisition of a world class gasification technology provides us with the flexibility and control to better implement our business plan and will be an accretive acquisition for our shareholders.

CORPORATE REORGANIZATION

As part of the IPO, Alter Nrg was reorganized from a mutual fund trust structure to a corporate structure through a statutory plan of arrangement under the Business Corporations Act (Alberta). This was a tax-neutral event for both the company and for our unitholders upon filing of the appropriate elections. Please visit the investor relations section of our website www.alternrg.ca for unitholder information pertaining to the corporate reorganization.

TECHNOLOGY LICENSE AGREEMENT WITH NRG ENERGY, INC.

On April 27, 2007, following the successful acquisition of WPC, Alter Nrg announced a technology license and partnership agreement with NRG Energy, Inc., a leading power generation company in the US Northeast with a $10 billion market capitalization. Under the terms of the license agreement, Alter Nrg granted NRG a five year exclusive license to use the WPC proprietary gasification technology in the United States, to retrofit coal fired power plants.

NRG Energy identified a market opportunity to employ WPC's plasma gasification technology at up to 300 existing smaller (100 MW to 250 MW) coal fired power plants. The company anticipates that the retrofitting of coal fired facilities using WPC's technology will reduce harmful emissions below US environmental guidelines, with reductions of up to 60% of NOx (nitrous oxide) and SO_2 (sulfur dioxide) and up to 95% of mercury.

As part of the agreement, Alter Nrg has the option to make an equity investment of 10% to 25%, at our discretion, in any future NRG retrofit projects. Each coal power plant retrofit project represents an upfront $15 million to $30 million sale of WPC technology and also gives us, upon exercise of the option, an equity interest in the recurring revenues of the power facility. The first of these retrofit projects is in the advanced stages of regulatory approval.

Partnering with NRG will also provide us with access to a wealth of technical data and operational experience along with the potential for rapid growth through our optional equity participation in future projects.

OUTLOOK

We are proud of our many accomplishments to date and now we are looking to monetize the assets we have assembled. In the coming quarters, the Alter Nrg team will be focused on our short-term strategic objectives:

- Through enhanced business development activities and marketing efforts we will work to increase WPC's cash flow
- Using the WPC commercially proven technology we will pursue development of a commercial-scale waste-to-energy (WTE) facility over the next 18 to 24 months
- In partnership with NRG Energy we will pursue coal power plant retrofit projects over the next 18 to 24 months
- We will continue to build strategic relationships and identify potential accretive acquisitions that add long-term value to the company

Over the longer term, we will look to:

- Replicate WTE projects, prioritizing high tipping fee environments in Ontario and the US
- Replicate Coal Power Retrofits in partnership with NRG Energy, drawing from more than 300 targets identified in the US
- Target the oilsands market where gasification has the potential to displace up to 6 bcf/d of natural gas
- Pursue Coal to Liquids projects with our existing resource base that is capable of fueling 50,000 bbls/d for 50 years
- Continue business activities that support WPC revenues and that will develop new markets

I look forward with great anticipation and optimism to the abundant opportunities facing Alter Nrg. Our challenge will be to identify and target only the most accretive opportunities. We will accomplish this in part by building strategic partnerships so that we can quickly and efficiently achieve our unique vision of building Alter Nrg into an industry leading senior energy producer offering innovative gasification solutions.

(Signed "Mark Montemurro")
Mark Montemurro
President and CEO
May 29, 2007

WPC TECHNOLOGY IN OPERATION

Westinghouse Plasma Corporation (WPC) is able to test, modify and/or validate their modeling assumptions using their plasma gasification pilot plant located at the 30,000 square foot Westinghouse Plasma Centre in Madison County, PA. To date, over 100 pilot tests have been completed on a wide range of feedstocks.

There are currently two WPC plasma gasification systems in commercial operation:

- Gasification of 190 tonnes per day of auto shredder residue and municipal solid waste (MSW), or 280 tonnes per day of MSW for the production of electricity. Commissioned by Hitachi Metals at Utashinai, Japan in 2003.
- Gasification of 24 tpd of MSW and 4 tpd of sewage sludge for the production of heat utilized by a Clean Center. Commissioned by Hitachi Metals at Mihama-Mikata, Japan in 2002.

There are currently 20 plasma torch systems in operation worldwide, including:

- Plasma cupola for supplemental hot metal production commissioned by Geneva Steel at Provo, Utah in 1996.
- Waste to energy ash vitrification commissioned in Kinuura, Japan in 1995.
- Aluminum dross recovery project commissioned by Alcan in Jonquiere, Quebec in 1992.
- Plasma cupola for the production of gray iron commissioned by the General Motors plant in Defiance, Ohio in 1987.

FUTURE PROJECTS USING WPC TECHNOLOGY

Waste-to-Energy

Pune and Nagpur, India

SMS Infrastructures Limited (www.smsl.co.in), a civil engineering and infrastructure development company in India, has begun construction of two 68 tonne per day hazardous waste disposal plants using WPC technology. The plant locations are Pune and Nagpur, India. Each plant will provide comprehensive disposal services for a wide variety of hazardous waste, and will also produce up to 5 MW of electricity. WPC designed the plasma gasification reactor vessels for these plants and is currently manufacturing two Marc-3A plasma torch systems for each plant. Delivery of the plasma torch systems is scheduled for the fall of 2007.



Westinghouse Plasma Center, Pittsburgh PA.



Hitachi Waste to Energy Facility Located in Utashinai, Japan,opened in 2003 and uses WPC plasma gasifiers Photo courtesy of Hitachi



Interior of Hitachi waste-to-energy facility

St.Lucie, Florida

Recently, Geoplasma LLC announced project financing and regulatory approvals for a large staged waste-to-energy project in St. Lucie, Florida. This $450 million project, which will use WPC technology, will initially process 1,000 tons/day of garbage, expanding to 3,000 tons/day and will produce syngas, steam and slag for use in construction projects. The plant will need up to 36 plasma torches, generating $40 million to $50 million in sales for WPC. Geoplasma has many other projects planned worldwide.



Geoplasma Project
St. Lucie, Florida

Coal Fired Power Plant Retrofits

NRG Energy's first coal fired power plant retrofit project, the first of a potential 300 such projects with WPC sales potential of $15 million to $30 million per project, is well advanced in the regulatory process. Through Alter Nrg's licensing and partnership agreement with NRG Energy, we will also have the opportunity for an equity participation in the project.

In future, Alter Nrg will look for similar opportunities to lever into partnership operations as we have done with NRG Energy.



WPC Plasma Torch

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") for Alter Nrg Income Fund ("Alter Nrg" or the "Fund"), prepared as at May 29, 2007, provides a review of the Fund's financial results for the three month period ended March 31, 2007 and consideration of future opportunities. The MD&A should be read in conjunction with the unaudited consolidated financial statements and accompanying notes of the Fund for the three month period ended March 31, 2007 and the audited consolidated financial statements of the Fund for the period from inception on March 9, 2006 to December 31, 2006. The unaudited consolidated financial statements, and extracts of those statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Certain other information with respect to the Fund is available on Alter Nrg's website (www.alternrg.ca) and in previous public filings, including the Fund's final long form prospectus filed April 10, 2007, available through SEDAR (www.sedar.com).

In the interest of providing existing and potential investors in Alter Nrg with information regarding future plans and operations, certain statements and graphs throughout this document contain "forward-looking statements". Expressions such as "anticipate", "expect", "project", "believe", "estimate" and "forecast" should be used to identify these forward-looking statements. The Fund believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A, and the Fund does not intend, and does not assume any obligation, to update these forward-looking statements.

This report is for the three month period ended March 31, 2007. The Fund did not commence operations until March 9, 2006 and did not have any significant activity for the three month period ended March 31, 2006; therefore, no comparative information from the three month period ended March 31, 2006 is available.

CORPORATE SUMMARY

Alter Nrg Income Fund (the "Fund") is a development-stage entity in the business of pursuing alternative gasification energy solutions to meet the growing demand for energy in world markets. Our vision is to become a leader in the development of innovative gasification projects for the commercial production of energy. Our success will be measured through energy production – by barrels of sulfur-free diesel, steam, power, or synthetic natural gas, all of which are fundamental products for the world's growing energy needs.

Our Mission is to participate in financially accretive projects in the emerging alternative energy market to maximize returns for our investors. We endeavor to be a leader in innovative gasification related technologies applied to produce profitable and clean alternative energy solutions. We invest in the skills of our people who will provide the creativity, determination and passion to generate growth in stakeholder value. We will be transparent and fair in our activities and work together to form positive relationships in the communities in which we operate and with all of our stakeholders.

The development stage of operations and substantially completing the planning of our first project includes the acquisition of Westinghouse Plasma Corporation ("WPC"), the WPC technology and expertise, and will also potentially include partnering with other industry participants with expertise, obtaining regulatory approval from various forms of government, completing detailed engineering and economics of the project, obtaining debt and equity financing for the project, and developing a construction plan. Depending on the results of initial studies currently underway and whether we are able to joint venture with existing projects, the overall timeframe for this process could be anywhere from six months to thirty months. It is anticipated Alter Nrg will be working towards completing numerous projects in a variety of applications to diversify feedstock risk on the inputs and the commodity price risk on the output.

Due to the potential impact of the October 31, 2006 pronouncement by the federal Government of Canada, the Fund reorganized from a trust structure to a corporation. The Fund's Unitholders voted in favor of the reorganization on April 17, 2007. For the purpose of the reorganization, Alter Nrg Corp. (the "Corporation") was incorporated on February 20, 2007 under the Business Corporations Act (Alberta) and as at March 31, 2007 was a wholly owned subsidiary of the Fund. Upon completion of the reorganization on April 17, 2007, the Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation and the Fund became a wholly-owned subsidiary of the Corporation.

The Corporation will follow the continuity of interest basis of accounting after completion of the reorganization whereby the Corporation is considered a continuity of the Fund. Any forward-looking statements made in this MD&A relate both to the Fund and the continuing entity, Alter Nrg Corp.

INTEREST INCOME

Interest income of $73,465 for the three month period ended March 31, 2007 relates to term deposits which are invested in short-term, interest-bearing investments with a major chartered bank. The investments were made with net proceeds received from the Fund's Unit issuances in 2006 and January 2007.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expenses ("G&A") were $332,640 for the three month period ended March 31, 2007. The largest G&A item was employee salaries of $207,827 and general consulting costs of $48,467 related to the Fund's management team, investor relations and building the team. The remaining G&A costs were for office rent, employee benefits, business travel, information technology costs and general costs of setting up and maintaining an office.

Professional fees and costs incurred by the Fund on behalf of the Corporation related to the initial public offering ("IPO"), reorganization and the acquisition of WPC were classified as prepaid expenses by the Fund until the closing of the reorganization and acquisition on April 17, 2007 at which time the Corporation began capitalizing these costs. Prepaid expenses incurred in the three month period ended March 31, 2007 were $622,015 related to the IPO and reorganization, and $549,697 for the WPC acquisition. Deferred WPC acquisition costs of $368,633 incurred in 2006 were reclassified to prepaid expenses in the three month period ended March 31, 2007 as the completion of the WPC acquisition was uncertain at December 31, 2006. The remaining balance in prepaid expenses of $70,825 relates to deposits on the office space and prepaid insurance.

INCOME TAXES

The Fund had a loss from operations for the three month period ended March 31, 2007, which resulted in a corresponding future income tax recovery that was not recognized. The Fund took a full valuation allowance on the future income tax asset and tax recovery, as without commercial operations it cannot be considered more likely than not that the future income tax benefits could be realized.

The tax losses must be withheld in the Fund under Canadian tax law and if possible will be used to offset any future taxable income. The Corporation will not be eligible to use the Fund's losses and Management is in the process of evaluating alternatives to use the losses.

NET LOSS AND CASH FLOW USED IN OPERATIONS

The net loss for the three month period ended March 31, 2007 was $311,382, of which $332,640 related to G&A costs and the remaining amount related to non-cash charges of depreciation and stock-based compensation offset by interest income. Cash flow used in operations was $604,563 which represents the current cash expenditures for G&A costs for the three month period offset by interest income.

On behalf of the Corporation, the Fund entered into a purchase and sale agreement to acquire WPC on December 2, 2006. The acquisition of WPC, which was closed in conjunction with completion of the Corporation's IPO on April 17, 2007, is expected to provide cashflow to the Corporation in 2007.

CAPITAL EXPENDITURES

A breakdown of the capital additions for the three month period ended March 31, 2007 are as follows:

		Three month period ended March 31, 2007
Deferred costs		237,796
Resource property assessment		70,137
Office and computer equipment		13,208
Total capital expenditures incurred in the period	$	321,141

Capital expenditures in the first quarter of 2007 related primarily to investments in engineering studies of the gasification technology, which are included in deferred costs, and to the evaluation of potential coal resources included in resource property assessment.

A break down of the deferred costs incurred from inception of the Fund to March 31, 2007 are as follows:

		From inception to March 31, 2007
Engineering studies	$	643,721
Less government grants for engineering studies		(124,418)
WPC pilot testing and technology evaluation		663,536
Deferred costs balance at the end of the period	$	1,182,839

QUARTERLY INFORMATION

		2006				2007
		Q2*		Q3		Q4	Q1
Capital expenditures	$	514,822	$ 1,484,248	$	804,267	321,141
Interest income		-	32,724		50,642	73,465
Net loss		(384,038)	(428,985)		(844,868)	(311,382)
Net loss per Unit		(0.04)	(0.03)		(0.06)	(0.02)

* Period from inception (March 9, 2006) to June 30, 2006. The Fund had no significant activity in Q1 2006 from inception on March 9 to March 31, 2006.

Capital expenditures in the first quarter of 2007 related primarily to investments in engineering studies on the gasification technology and evaluation of potential coal resources.

Net proceeds from the 2006 and January 2007 private placements were invested in term deposits at an average annual interest rate of 4%. The increase in interest revenue in the first quarter of 2007 as compared to the fourth quarter of 2006 is due to interest being earned on a higher average balance. The higher average investment balance in the first quarter of 2007 is due to the December 29, 2006 private placement.

The net loss decreased in the first quarter of 2007 as compared to the fourth quarter of 2006 due primarily to accounting and legal fees not incurred in the first quarter of 2007 relative to the 2006 year end and that no bonuses have been accrued for the first quarter of 2007 as they are discretionary and based on Alter Nrg's performance in 2007, which is uncertain at this juncture.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2007, the Fund had $7,515,825 in cash and cash equivalents resulting in a decrease in cash of $1,484,427 as compared to December 31, 2006 due primarily to capital expended on the IPO, reorganization, WPC acquisition and G&A costs incurred in the first quarter of 2007. The net working capital surplus of $8,588,701 is primarily a result of the net proceeds received from the issuance of Units in 2006 and January 2007 and classification of $1,540,345 of costs related to the IPO, reorganization and WPC acquisition as prepaid expenses.

The IPO gross proceeds totaled $40.2 million, of which $35 million was closed April 17, 2007 and the over-allotment option of an additional 15% was closed May 16, 2007. The pro-forma cash position of Alter Nrg at March 31, 2007, including working capital from the IPO, is over $20 million. The working capital balance provides the Fund with the capital to continue to invest in its resource base, provide for general and administrative support for the team, fund engineering studies to provide a strong technical foundation to evaluate investment opportunities and allows for potential strategic acquisition opportunities.

EQUITY

As at March 31, 2007, the Fund had 17,555,272 Units outstanding. On April 17, 2007, the Fund reorganized into a Corporation and the Fund's Unitholders exchanged their Units for shares of the Corporation. The Corporation closed the IPO and WPC acquisition on April 17, 2007 and the over-allotment was exercised and closed on May 16, 2007 for total shares outstanding at May 25, 2007 of 38,984,744.

At March 31, 2007, the Fund had 1,434,100 Unit Options outstanding, of which 20,000 were issued and 34,200 cancelled in the three month period ended March 31, 2007, at a weighted average exercise price of $0.71 per Unit.

The Corporation also granted 1,273,000 stock options to employees, consultants, officers and directors on April 17, 2007 and 70,000 stock options to employees of WPC on April 30, 2007 at an exercise price of $2.30 per option.

The authorized Unit capital consists of an unlimited number of Trust Units. The authorized share capital of the Corporation also consists of an unlimited number of Common Shares.

CONTRACTUAL OBLIGATIONS

The Fund has entered into a lease for office space which expires on March 31, 2011. The annual commitments for the next five years are as follows:

Annual Commitments		
2007	$	68,100
2008	$	91,500
2009	$	97,500
2010	$	97,500
2011	$	24,500

The Fund has annual coal lease payments of $96,096 per year for 15 years.

RELATED PARTY TRANSACTIONS

During the period, the Fund paid $377,675 in corporate legal fees to a legal firm of which two officers are partners; these fees are included in prepaid expenses relating to the WPC acquisition, IPO and reorganization and G&A expenses. During the period, the Fund paid $50,000 in engineering consulting fees to a firm of which one of the officers of the Fund was a director.

All related party transactions are done at standard market terms and conditions.

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2007, the Fund does not have off-balance sheet arrangements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Fund adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3251, Equity as described further in note 1 of the notes to the consolidated financial statements. These new accounting standards provide requirements for the recognition and measurement of financial instruments. The prospective adoption of the financial instruments standards has not affected the current balances on the consolidated financial statements as the financial instruments identified by the Fund have all been fair valued.

SUBSEQUENT EVENTS

On April 17, 2007, the Corporation closed its IPO of 15,555,556 Common Shares at $ 2.25 per Common Share for total gross proceeds of $35 million. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG.

In conjunction with the Corporation's Offering on April 17, 2007, the Fund was reorganized from a trust structure to a corporation. The Plan of Arrangement received Unitholder, regulatory and court approvals on April 13, 2007. The Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation, and the Fund became a wholly-owned subsidiary of the Corporation.

On April 17, 2007, the acquisition of WPC was also completed for consideration of $22 million USD cash and $7 million USD in the Corporation's Common Shares at the $2.25 Offering price.

The Corporation granted the agents of the IPO an over-allotment option which was closed on May 16, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5.25 million.

BUSINESS CONDITIONS AND RISKS

The Fund, which will continue as the Corporation, is in an emerging market with specific risks as outlined below:

No History of Operations or Returns

The Fund is in the early stages of development and has no history of earnings or operations and there can be no assurance that the Fund or Corporation will have earnings in the future. While WPC does have a history of earnings and operations, there is no assurance that the WPC technology or any other assets or properties that the Fund or Corporation may acquire in the future will generate earnings, operate profitably or provide a return on investment in the future.

Reliance on Management and Key Personnel

The Corporation's success and future operations are dependent upon the abilities, expertise, experience, judgment and efforts of senior management and key technical and field personnel of the Corporation and its subsidiaries. Any loss of the services of these personnel could have a materially adverse impact on the Corporation's business, technical capabilities, operating results or financial condition or could result in delays to or abandonment of the Corporation's projects and ultimately the Shareholders' investments could be negatively affected.

Business Risk

The Corporation is currently in the early stage of development and there is a risk that the Corporation's anticipated milestones will not be achieved on time, on budget or at all. The Corporation will also be subject to a variety of risks, including delays, increased construction or operational costs, or interruption of operations due to many factors including, without limitation:

- challenges and issues related to the Corporation and WPC's proprietary technology;
- delays in obtaining regulatory approvals or conditions imposed by regulatory bodies;
- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- contractor or operator error;
- labour disputes, disruptions or declines in productivity;
- non-performance by third party contractors;
- inability to attract sufficient number of qualified workers;
- increases in material or labour costs;
- changes in the scope of the Corporation's business;
- violation of patents;
- disruption in the supply of energy; and
- major incidents or catastrophic events such as fires, earthquakes, storms or explosions.

Commodity Price Risk

The Corporation is subject to fluctuations in oil, natural gas and other commodity energy prices. It is anticipated that the gasification industry has an inherently high capital cost due to large construction projects. Nevertheless, changes in commodity prices could result in a decision by the Corporation to suspend or reduce operations because such operations are no longer economically viable. Any such suspension or reduction of operations would result in a corresponding decrease in the Corporation's revenues and earnings and could materially impact the Corporation's ability to meet customer demands and could expose the Corporation to additional expense as a result of any future long-term contracts. If production is not suspended or reduced during such period, the low differential between the price of the Corporation's end products and the cost of production could lower the Corporation's revenues.

Sensitivity to Fixed Costs

Fixed costs, including costs associated with operating losses, leases, labour costs and depreciation will account for a significant portion of the Corporation's costs and expenses. As a result, reduced productivity resulting from reduced demand, equipment failure, weather or other factors could significantly affect financial results.

Financial Risk

In order to execute its business plan, the Corporation will require a combination of additional debt and equity financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. The Corporation's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Corporation's growth and may have a material adverse effect upon the Corporation.

Reference is also made to the "Risk Factors" sections of the Corporation's final long form prospectus filed through SEDAR (www.sedar.com).

DISCLOSURE CONTROLS AND PROCEDURES

The Fund has established disclosure controls and procedures to ensure the timely and accurate preparation of financial and other reports. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to the appropriate members of management and properly reflected in the Fund's filings. The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") oversaw the evaluation and implementation process and have concluded that the design and operation of disclosure controls and procedures are adequate and effective in ensuring that the information required to be disclosed under applicable securities laws is accurate and complete and filed within the time periods required.

The Fund's CEO and CFO evaluated the design and implementation of internal controls over financial reporting and have concluded that the internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principals.

It should be noted that while the Fund's CEO and CFO recognize that all internal controls systems, no matter how well designed, have inherent limitations and therefore have concluded that these systems provide reasonable, but not absolute assurance, that the financial information is accurate and complete in all material respects. Any control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ADDITIONAL INFORMATION

Additional information relating to Alter Nrg can be viewed at our website (www.alternrg.ca). Information can also be obtained by contacting Alter Nrg Corp., Suite 420, 1414 - 8 Street. S.W., Calgary, Alberta T2R 1J6, or by calling Mark Montemurro, President & CEO, at (403) 806-3877 or Daniel Hay, CFO, at (403) 806-3881.

ALTER NRG

TSXV - NRG

ALTER NRG CORP. ANNOUNCES APPOINTMENT OF DIRECTOR AND SPECIAL GENERAL MEETING

Calgary, Alberta, June 18, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to announce the appointment of Dr. Shyam Dighe to the Board of Directors. The Company is also pleased to announce a Special General Meeting on August 20, 2007 whereby Mark Montemurro, the President and Chief Executive Officer along with the current slate of directors will stand for appointment. The Special General Meeting will be held at 10:00 a.m. (Calgary time) at the office of Blake, Cassels and Graydon LLP, Suite 3500, 855 – 2nd Street S.W., Calgary, Alberta.

Dr Shyam Dighe is currently the President and Chief Technology Officer of Westinghouse Plasma Corporation, a division and wholly owned subsidiary of Alter Nrg. Dr. Dighe brings 32 years of experience in chemical and high-temperature plasma engineering research and development. Dr Dighe has 12 patents and is a published expert within his field. During his career he has received numerous awards including the Westinghouse Engineering Award, George Westinghouse Innovation Award, Signature Award of Excellence, American Foundrymen's Howard Taylor Award and was deputed as a United Nations expert on plasma technology under the United Nations Development Program.

ABOUT ALTER NRG

Alter Nrg is pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

For further information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investors Relations
(403) 806-3875 info@alternrg.ca

ADVISORIES:

Certain statements in this disclosure may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this disclosure, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", and other similar terminology. These statements reflect the Corporation's current expectations regarding future events and operating performance and speak only as of the date of this disclosure. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this disclosure are based upon what Management believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this disclosure, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances. This disclosure may contain forward-looking statements pertaining to the following: capital expenditure programs; supply and demand for the Corporation's services and industry activity levels; commodity prices; income tax considerations; treatments under governmental regulatory regimes.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

June 19, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Dear Sirs,

Re: Alter NRG Corp.
Annual & Special Meeting of Shareholders

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Alter NRG Corp.:

Issuer:	Alter NRG Corp.
Meeting Type:	Annual & Special Meeting
CUSIP / ISIN – Trust Units:	CA02145W1014
Meeting Date:	August 20, 2007
Record Date of Notice:	July 16, 2007
Record Date of Voting:	July 16, 2007
Beneficial Ownership Determination Date:	July 16, 2007
Class of Securities Entitled to Receive Notice	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Alter NRG Corp.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Alter NRG Corp.
Attn: Danny Hay

RECEIVED
2008 FEB -4 A 10:27

FORM 51-102F4
BUSINESS ACQUISITION REPORT

Identity of Company

Name and address

Alter Nrg Corp. ("Alter Nrg" or the "Company")

Suite 420, 1414 – 8th Street S.W.
Calgary, Alberta T2R 1J6

Executive Officer

Daniel Hay, CA
Chief Financial Officer
(403) 806-3875

Business Acquired

On April 17, 2007, the Company acquired 100% of the issued and outstanding shares of Westinghouse Plasma Corporation ("WPC"), a small privately held independent U.S. company.

For a detailed discussion of the business of WPC, please refer to the section entitled "WPC Acquisition – Acquisition Rationale" found on pages 26 and 27 of the final long form prospectus of the Company filed April 10, 2007 (the "Prospectus"). The Prospectus is available on SEDAR at www.sedar.com.

Date of Acquisition

April 17, 2007

Consideration

Total consideration for the acquisition was $33,300,778, which consisted of a cash payment of $24,893,000 (US$22 million converted to Canadian at 1.1315), the issuance of 3,520,222 of the Company's common shares valued at $7,920,500 (US$7 million converted to Canadian at 1.1315) and payment of $487,278 in legal and professional fees.

The Company completed an initial public offering (the "Offering") on April 17, 2007 for gross proceeds of $35 million at a price of $2.25 per share to pay for the cash portion of the consideration. The valuation of the Company's common shares issued was based on the Company's Offering price.

Effect on Financial Position

Refer to the pro forma consolidated financial statements of the Company as at and for the three month period ended March 31, 2007, the pro forma consolidated statement of operations for the year ended December 31, 2006 and accompanying notes (Schedule 2 of this Report).

Prior Valuations

There was no valuation opinion provided for WPC .

Parties to Transaction

The WPC Acquisition is an arms length transaction between Alter Nrg Corp. and WPC whereby Alter Nrg acquired all of the issued and outstanding shares of WPC from the two individual shareholders who are also the President and COO of WPC.

Date of Report

This report is dated July 3, 2007.

Financial Statements

For the audited financial statements of Westinghouse Plasma Corporations as at and for the year ended December 31, 2005 and 2006 please refer to the section "Financial Statements of Westinghouse Plasma Corporation" on pages F-23 to F-30 of the Prospectus. For the audited consolidated financial statements of Alter Nrg Income Fund as at December 31, 2006 and for the period from commencement of operations on March 9, 2006 to December 31, 2006 and the audited financial statement of Alter Nrg Corp. as at February 20, 2007 please refer to the section "Financial Statements of Alter Nrg Income Fund" and "Financial Statement of Alter Nrg Corp." on pages F-5 to F-15 and F-1 to F-4, respectively.

The interim financial statements of Alter Nrg Income Fund and Alter Nrg Corp. as at and for the three-month period ended March 31, 2007 are filed on SEDAR at www.sedar.com.

The following financial statements are attached as Schedules to this Form 51-102F4 Business Acquisition Report:

1. Unaudited interim financial statements for Westinghouse Plasma Corporation as at April 16, 2007 and for the period from January 1, 2007 to April 16, 2007.

2. Pro forma consolidated financial information for Alter Nrg Corp. reflecting the acquisition of 100 percent of the issued and outstanding shares of Westinghouse Plasma Corporation as follows:

    a. Pro forma Consolidated Balance Sheet at March 31, 2007 for Alter Nrg Corp. including explanatory notes. Alter Nrg Corp.'s most recently completed financial fiscal period was December 31, 2006; the Company's then most recently completed reporting period was as at and for the three months ended March 31, 2007 and

    b. Pro forma Consolidated Statement of Operations for the three month period ended March 31, 2007 for Alter Nrg Corp.

    c. Pro forma Consolidated Statement of Operations for the year ended December 31, 2006 for Alter Nrg Corp.

Schedule 1:

Unaudited Financial Statements of Westinghouse Plasma Corporation as at April 16, 2007 and for the period from January 1, 2007 to April 16, 2007

Westinghouse Plasma Corporation

Balance Sheets

As at

(Expressed in U.S. Dollars) (unaudited)

	April 16, 2007	Audited December 31, 2006
Assets		
Current		
Cash	$ 364,037	$ 545,370
Accounts receivable	71,408	279,283
Prepaid expenses	43,426	58,891
Inventories	149,325	145,070
Future income tax benefit (Note 4)	52,447	46,000
	680,643	1,074,614
Future income tax benefit (Note 4)	86,244	86,244
	$ 766,887	$ 1,160,858
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 271,929	$ 158,299
Deferred revenue	281,655	856,695
	553,584	1,014,994
Deferred lease inducements	374,970	374,970
	928,554	1,389,964
Shareholders' Deficiency		
Capital Stock	1,000	1,000
Deficit	(162,667)	(230,106)
	(161,667)	(229,106)
	$ 766,887	$ 1,160,858

See accompanying notes to financial statements.

Westinghouse Plasma Corporation

Statement of Operations, Comprehensive Income and Deficit
For the period January 1, 2007 to April 16, 2007 (unaudited)
(Expressed in U.S. Dollars)

Revenue	$	1,357,737
Expenses		
Direct cost of goods provided		295,834
Compensation (Note 3)		843,589
Consulting services		23,528
License and maintenance		21,974
Occupancy costs		55,346
Other administrative costs		28,502
		1,268,773
Income before income taxes		88,964
Provision for income taxes (Note 4)		
Current		1,065
Future		20,460
		21,525
Net income		67,439
Other comprehensive income		-
Net income and comprehensive income		67,439
Deficit, beginning of period		(230,106)
Deficit, end of period	$	(162,667)

See accompanying notes to financial statements.

Westinghouse Plasma Corporation

Statement of Cash Flows
For the period from January 1, 2007 to April 16, 2007 (unaudited)
(Expressed in U.S. Dollars)

Operating activities		
Net income	$	67,439
Items not involving cash		
Future tax recovery		(6,447)
Change in non-cash working capital items		332,715
Change in deferred revenue		(575,040)
Cash provided by operating activities		(181,333)
Decrease in cash		(181,333)
Cash, beginning of period		545,370
Cash, end of period	$	364,037
Other cash flow information:		
Interest paid	$	-
Income taxes paid		42,207

See accompanying notes to financial statements.

Westinghouse Plasma Corporation
Notes to the Financial Statements
For the period from January 1, 2007 to April 16, 2007 (unaudited)

1. Description of the Business

Westinghouse Plasma Corporation ("WPC" or the "Company") a Pennsylvania corporation, designs, manufactures and services plasma torch systems and applications throughout the world.

On December 2, 2006, WPC entered into an agreement pursuant to which Alter Nrg Corp. offered to acquire 100 percent of the issued and outstanding common shares for $22 million in cash and $7 million in Alter Nrg Corp. Common Shares at $2.25 CAD per share for total consideration of $29 million. The acquisition closed on April 17, 2007 and Alter Nrg Corporation acquired control of the Company.

2. Summary of Significant Accounting Policies

These unaudited interim financial statements have been prepared by management, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are consistent with the accounting policies and method of their application used in the preparation of the audited financial statements as at and for the year ended December 31, 2006, except for the adoption of new accounting standards and revenue policy for recognition of plasma torches in the first quarter of 2007 as described below. These interim financial statements do not include all of the information and disclosures required by GAAP applicable to annual financial statements and, therefore, they should be read in conjunction with the audited financial statements.

Use of Estimates
The preparation of financial statements in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the periods. Actual results could differ from these estimates.

REVENUE RECOGNITION
Revenue from long term service contracts consisting of designing and engineering services is recognized when the service has been rendered and specific milestones have been delivered. Revenue from long term contracts for plasma torch systems is recognized using the percentage-of-completion method of accounting. The degree of completion is determined by comparing the costs incurred to the total costs anticipated for the contract.

COMPREHENSIVE INCOME
On January 1, 2007, the Company adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income. Section 1530 establishes new standards for reporting and presenting comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity of an entity during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. For the period from January 1, 2007 to April 16, 2007 there were no comprehensive

income items. Any changes in these items would be presented in the statement of operations, comprehensive income and deficit.

FINANCIAL INSTRUMENTS
On January 1, 2007, the Company adopted the requirements of the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3251 – Equity. The adoption of the financial instruments standards has not affected the current balances on the financial statements as the financial instruments identified by the Company were already carried at fair value.

Section 3855 requires financial assets and financial liabilities to be initially recognized at their fair value. Measurement in subsequent periods is dependent on the classification of the financial instruments, which is dependant on the purpose for which it was acquired and its characteristics. Financial instrument classifications per the standard are "held-for-trading", "available-for-sale" or "held-to-maturity" and the classification is not changed after initial recognition.

The Company's financial instruments consist of accounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amounts due to their short terms to maturity.

The Company does not have any derivatives as defined by Section 3855. The Company also reviewed its contractual agreements for embedded derivatives and the Company has no embedded derivatives.

Section 3251 replaces section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during the reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Deficiency on the balance sheet.

Comparative figure have not been provided for the period from January 1, 2007 to April 16, 2007 as financial statements were not prepared for the comparative period.

3. Compensation

The Company has a discretionary, performance based incentive plan. Under the plan the Company's employees, primarily top management, were paid $650,000 from January 1, 2007 to April 16, 2007.

The Company's qualified defined contribution plan for eligible full-time employees is a salary reduction provision which the Company makes a matching contribution of 100% of the first 3% of salary contributed by each employee. Company contributions, included in compensation expense, were $3,802 January 1, 2007 to April 16, 2007.

4. Income Taxes

The provision for income taxes in the financial statements differs from the result which would be obtained by applying the federal and state tax rate to the Company's income before income taxes. This difference results from the following items:

Income before provision for income taxes	$	88,964
Basic income tax rate		23%
Computed income tax expense		20,460
Effect on income taxes resulting from other items		1,065
Provision for income taxes	$	21,525

The major component of the Company's long term future tax benefit as of April 16, 2007 and December 31, 2006 relates to accrued rent expense not currently deductible.

At December 31, 2006, $200,000 of deferred revenue was included in taxable income resulting in a future tax benefit of $46,000. At April 16, 2007 the Company included $100,000 of deferred revenue in taxable income, incurred $11,036 of non-capital losses and in 2006 paid $26,908 in tax above estimated amounts resulting in a future tax benefit of $52,447.

5. Related Party Transactions

The Company enters into transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties. Related party transactions included accounting fees paid to a relative of one of the Company's shareholders. These fees totaled $12,720 from January 1, 2007 to April 16, 2007.

6. Significant Customers

The Company's five largest customers accounted for 99% of the revenue January 1, 2007 to April 16, 2007 and the largest customer accounted for approximately 70% of total revenues.

Schedule 2:

Unaudited Pro forma Consolidated Balance Sheet of Alter Nrg Corp. at March 31, 2007, Pro forma Consolidated Statement of Operations of Alter Nrg Corp. for the three month period ended March 31, 2007 and Pro Forma Consolidated Statement of Operations of Alter Nrg Corp. for the year ended December 31, 2006

Alter Nrg Corp.
Unaudited Pro Forma Consolidated Balance Sheet
As at March 31, 2007
Canadian Dollars

	Alter Nrg Corp. March 31, 2007 (90 days)	Alter Nrg Income Fund March 31, 2007 (90 days)	WPC April 16, 2007 (106 days)	Unaudited Pro forma Adjustments	Note	Pro forma Consolidated
Assets						
Current						
Cash and cash equivalents	100	7,515,825	411,762	(24,503,040)	3(a)	20,675,982
				37,367,753	3(b)	
				(116,418)	3(c)	
Accounts receivable	-	72,347	80,770	-		153,117
Prepaid expenses	-	1,611,170	49,119	(1,540,345)	3(d)	119,944
Inventories	-	-	168,902	-		168,902
Customer contracts	-	-	-	760,948	3(a)	760,948
Future income tax benefit	-	-	59,322	54,164	3(a)	113,486
	100	9,199,342	769,875	12,023,062		21,992,379
Technology license	-	299,515	-	(299,515)	3(a)	-
Capital assets	-	77,660	-	-		77,660
Resource properties	-	1,177,462	-	-		1,177,462
Deferred costs	-	1,182,839	-	50,900	3(a)	1,233,739
Intangible assets	-	-	-	26,571,300	3(a)	26,870,815
	-	-	-	299,515	3(a)	
Future income tax benefit	-	-	97,551	(97,551)	3(a)	-
	100	11,936,818	867,426	38,547,711		51,352,055
Liabilities						
Current						
Accounts payable and accrued liabilities	-	610,641	307,579	-		918,220
Deferred revenue	-	-	318,580	50,900	3(a)	369,480
	-	610,641	626,159	50,900		1,287,700
Deferred lease inducement	-	-	424,129	(424,129)	3(a)	-
	-	610,641	1,050,288	(373,229)		1,287,700
Shareholders' Equity						
Unitholders' capital	-	12,957,791	-	(12,957,791)	3(c)	-
Share capital	100	-	1,131	7,919,369	3(a)	57,580,029
				37,053,119	3(b)	
				12,957,691	3(c)	
				(351,381)	3(c)	
Contributed surplus	-	337,659	-	9,097	3(e)	346,756
Deficit	-	(1,969,273)	(183,993)	(5,709,164)		(7,862,430)
	100	11,326,177	(182,862)	38,920,940		50,064,355
	100	11,936,818	867,426	38,547,711		51,352,055

Alter Nrg Corp.
Unaudited Pro Forma Consolidated Statement of Operations
For the three month period ended March 31, 2007
Canadian dollars

	Alter Nrg Corp. March 31, 2007 (90 days)	Alter Nrg Income Fund March 31, 2007 (90 days)	WPC April 16, 2007 (106 days)	Unaudited Pro forma Adjustments	Note	Pro forma Consolidated
Revenue						
Sales	-	-	1,582,171	(297,185)	4(a)	1,284,986
Interest income	-	73,465	-	-		73,465
	-	73,465	1,582,171	(297,185)		1,358,451
Expenses						
Depreciation & amortization	-	4,801	-	216,459	4(c)	221,260
Stock based compensation	-	47,406	-	-		47,406
Management bonuses	-	-	757,445	(690,938)	4(e)	66,507
Selling, general & administrative	-	332,640	721,056	(2,368)	4(b)	1,051,328
	-	384,847	1,478,501	(476,847)		1,386,501
Loss before taxes	-	(311,382)	103,670	179,662		(28,050)
Income taxes (recovery)						
Current	-	-	1,241	80,787	4(f)	82,028
Future	-	-	23,842	(59,687)	4(f)	(35,845)
	-	-	25,083	21,100		46,183
Loss	-	(311,382)	78,587	158,562		(74,233)
Loss per unit/share basic and diluted (Note 5)		$ (0.02)				$ (0.00)

Alter Nrg Corp.
Unaudited Pro Forma Consolidated Statement of Operations
Year ended December 31, 2006
Canadian dollars

	Alter Nrg Corp.	Alter Nrg Income Fund	WPC	Unaudited Pro forma Adjustments	Note	Pro forma Consolidated
Revenue						
Sales	-	-	2,713,918	(433,716)	4(a)	2,280,202
Interest income	-	83,366	-	-		83,366
	-	83,366	2,713,918	(433,716)		2,363,568
Expenses						
Depreciation & amortization	-	13,568	-	1,656,640	4(c)	1,670,208
Stock based compensation	-	290,253	-	27,292	4(d)	317,545
Management bonuses	-	-	1,379,066	(1,208,548)	4(e)	170,518
Selling, general & administrative	-	1,437,436	1,458,902	98,667	4(b)	8,778,915
				5,783,910	3(a)	
	-	1,741,257	2,837,968	6,357,961		10,937,186
Loss before taxes	-	(1,657,891)	(124,050)	(6,791,677)		(8,573,618)
Income taxes (recovery)						
Current	-	-	18,983	(18,983)	4(f)	-
Future	-	-	(47,593)	47,593	4(f)	-
	-	-	(28,610)	28,610		-
Loss	-	(1,657,891)	(95,440)	(6,820,287)		(8,573,618)
Loss per unit/share basic and diluted (Note 5)		$ (0.16)				$ (0.27)

1. Corporate Reorganization

Alter Nrg Income Fund (the "Fund") was an income trust as at March 31, 2007 and up to the date of the Initial Public Offering (the "Offering"). In conjunction with the Offering, the Fund reorganized from an income trust structure to a corporation. The following is a summary of the steps undertaken to reorganize Alter Nrg Corp. (the "Company") and the Fund and its subsidiaries (the "Reorganization"):

(a) The Fund convened a special meeting of the Unitholders on April 17, 2007 and received approval of certain amendments to the Trust Indenture (as contemplated below) and the other matters described below.

(b) The Company received Unitholder and Alberta Court of Queen's Bench approval to complete a statutory Plan of Arrangement, effective April 17, 2007. The Plan of Arrangement contains details on the reorganization which exchanges Units of the Fund for Common Shares of the Company on a 1:1 tax free basis.

2. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at March 31, 2007 and the unaudited pro forma consolidated statement of operations for the three month period ended March 31, 2007 and year ended December 31, 2006 (collectively, the ''pro forma consolidated financial statements'') have been prepared by management of the Company in accordance with Canadian generally accepted accounting principles ("GAAP"). The pro forma consolidated financial statements have been prepared to reflect the acquisition of Westinghouse Plasma Corporation ("WPC") (the "Acquisition"), the Offering and the Reorganization of the Fund from an income trust to a corporation. The unaudited pro forma consolidated balance sheet has been prepared as if the Offering, Reorganization, and Acquisition had occurred on March 31, 2007. The unaudited pro forma consolidated statements of operations have been prepared as if the Offering, Reorganization and Acquisition occurred on January 1, 2006.

The unaudited pro forma consolidated financial statements have been prepared in accordance with GAAP and have been derived from the following:

- Unaudited balance sheet of Alter Nrg Corp. at March 31, 2007.
- Unaudited consolidated financial statements of the Fund as at and for the three month period ended March 31, 2007.
- The audited consolidated statement of operations of the Fund for the period from commencement of operations on March 9, 2006 to December 31, 2006.
- Unaudited financial statements of WPC as at April 16, 2007 and for the period from January 1, 2007 to April 16, 2007. For the purpose of the pro forma consolidated financial statements, the WPC amounts denominated in U.S. dollars have been converted into Canadian dollars at the exchange rate in effect at April 16, 2007 of $Cdn 1.1311:$US1 and the average exchange rate for the year of $Cdn1.1653:$US1 for the balance sheet and statement of operations, respectively.
- Audited statement of operations of WPC for the year ended December 31, 2006. For the purpose of the pro forma consolidated financial statements, the WPC amounts denominated in U.S. dollars

have been converted into Canadian dollars at the average exchange rate for the year of $Cdn1.1341:$US1 for the statement of operations.

The pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with the audited financial statements of the Fund and WPC included in the Company's long form prospectus filed April 10, 2007, the unaudited interim financial statements of the Fund filed on SEDAR May 31, 2007 and the unaudited financial statements of WPC included elsewhere in the Business Acquisition Report. The pro forma consolidated financial statements do not reflect any synergies from combining the Company and WPC.

In the opinion of management, these pro forma consolidated financial statements include all adjustments necessary for fair presentation in accordance with GAAP. The pro forma consolidated financial statements may not be indicative of the financial position or results of operations that would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future.

Significant accounting policies

Intangible assets
The intangible assets represent the value attributed to the technology acquired from WPC, including the technological processes, patents, designs and engineering expertise. The intangible assets are amortized on a straight-line basis over their estimated useful life of 30 years.

Included in intangible assets is also customer contracts which represent open sales contracts that the Company will acquire from WPC. All goods and services are expected to be provided to the customers and amortized in the first year.

The remaining accounting policies used in the preparation of the pro forma consolidated financial statements are those disclosed in the audited and unaudited financial statements of the Fund.

3. Pro Forma Consolidated Balance Sheet
The unaudited pro forma consolidated balance sheet of the Company gives effect to the following transactions on March 31, 2007.

a) The Fund entered into a purchase and sale agreement with WPC on December 2, 2006 (the "Agreement") pursuant to which the Fund agreed to acquire 100% of the issued and outstanding shares of WPC for an aggregate purchase price of $33,300,778, which includes $487,278 of legal and professional fees incurred related to the Acquisition. The purchase price will be funded by payment of $22 million USD ($24,893,000 at the actual exchange rate on April 17, 2007 of 1.1315) in cash and $7 million USD ($7,920,500 also at the rate of 1.1315) worth of Common Shares at a price of $2.25 per Common Share. The fair value assigned to the Common Shares is based on the price established by the Offering.

   A total of $5.1 million USD of the purchase price consideration, $4.1 million USD in cash and $1 million USD in Common Shares, to the principal shareholder of WPC will be held in escrow. This consideration will be released in equal monthly installments beginning one month after closing up to December 15, 2007 if the principal shareholder is still employed and active in the business. As such, the $5.1 million USD ($5,770,650 at an exchange rate of 1.1315) is considered compensation to the principal shareholder and included in selling, general and administrative costs in the unaudited consolidated pro forma statement of operations for the year ended December 31, 2006.

The acquisition has been accounted for using the purchase method with the consideration being allocated to the fair value of the assets acquired and liabilities assumed on the following basis:

Description	
Current assets, excluding inventory	$ 541,651
Inventory	168,902
Future income taxes	113,486
Intangible assets	27,332,248
Current liabilities	(626,159)
Fair value of net assets acquired	27,530,128
Purchase Price	
Cash	20,741,128
Common Shares	6,789,000
	$ 27,530,128

The actual calculation and allocation of the purchase price is based on the fair value of assets purchased and liabilities assumed at the closing date of the acquisition and other information at that date to support the allocation of the purchase price to the respective assets and liabilities. In addition, certain of the above amounts are management's estimate of the fair values and may change as final information becomes available. Accordingly, the actual amounts of the assets and liabilities may vary from the pro forma amounts and the variation may be material.

The technology license costs paid to WPC of $299,515 prior to the Acquisition have been reclassified to intangible assets as the Company will own the technology after acquisition and will no longer require a license. Deposits paid by Alter Nrg to WPC for engineering services of $50,900 have been eliminated from deferred costs and deferred revenue, respectively.

b) The Company issued a total of 17,888,889 Common Shares, including the 15% over-allotment granted to the Agents and exercised May 16, 2007, at a price of $2.25 per share for gross proceeds of $40,250,000. Transaction costs are $3,196,881. The Company used the net proceeds from the Offering of its Common Shares to acquire the issued and outstanding common shares of WPC and has reserved $11,672,841 in cash to fund additional corporate expenditures.

c) The Trust Units have been exchanged one unit for one common share by the Company on a tax free basis concurrently with the closing of the Acquisition. Corporate reorganization costs of $351,381 to change the Fund's organizational structure to a Company have been applied to share capital at March 31, 2007.

d) Prepaid expenses represent legal, professional and other paid by Alter Nrg Income Fund on Alter Nrg Corp.'s behalf prior to the completion of the Acquisition, Offering and Reorganization. Prepaid Acquisition costs of $877,238 have been reclassified to be included as part of the WPC purchase price, and prepaid Offering and Reorganization costs of $314,634 and $235,063, respectively, applied to share capital. Alter Nrg also paid a non-refundable exclusivity fee of $113,410 ($100,000 USD) upon signing of the Agreement that has been eliminated from prepaid expenses and WPC sales revenue.

e) The consolidated pro forma balance sheet reflects stock based compensation of $9,097 related to the recognition of stock based compensation from the issuance of 50,000 options to a WPC executive that vested one-third immediately at closing of the Acquisition. Refer to Note 4(d).

4. Pro Forma Consolidated Statements of Operations

The unaudited pro forma consolidated statement of operations of the Company gives effect to the following transactions and assumptions as if they had taken place on January 1, 2006.

a) Pro forma revenue reflects the elimination of $433,716 of intercompany sales from revenue received by WPC from the Company for the year ended December 31, 2006. For the three month period ended March 31, 2007 the elimination was $297,185. There is no offsetting adjustment in the unaudited consolidated pro forma statement of operations to expenses as this amount was capitalized by the Company.

b) Selling, general and administrative costs have been adjusted by the salaries that would have been paid to the executives of WPC under the new Employment Agreements as part of the acquisition. Salary increases totaling $98,667 were added to general and administrative expenses for the year ended December 31, 2006 as if the Acquisition occurred on January 1, 2006. For the three month period ended March 31, 2007 there was a reduction of $2,368 as one of the WPC executive contract expires 6 months after the Acquisition, assuming the Acquisition occurs on January 1, 2006.

c) The unaudited consolidated pro forma statement of operations reflects an increase in amortization expense to give effect to the increase in intangible assets as a result of the Acquisition. For the year ended December 31, 2006, included in the increase in amortization expense is $760,948 for realization of the fair value of the Customer Contracts (refer to Significant Accounting Polices, Note (b)).

d) The unaudited consolidated pro forma statement of operations for the year ended December 31, 2006 reflects an increase in stock based compensation of $27,292 related to the recognition of stock based compensation for the issuance of 50,000 options to a WPC executive that vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant. Since the WPC executive's employment contract expires in 2006 it is assumed that the remaining options will expire in 2006 and only 2/3 of the options will be eligible to be exercised. The fair value of the options granted was $0.55. The Company estimated the fair value of the options using the Black-Scholes option pricing model with the following assumptions on a weighted average basis:

Expected volatility	60%
Risk free interest rate	4%
Dividend rate	0%
Expected life	1 year

e) WPC management bonuses in the amount of $1,379,066 and $757,445 have been removed for the year ended December 31, 2006 and three month period ended March 31, 2007, respectively. WPC management bonuses for the year ended December 31, 2006 and three month period ended March 31, 2007 under the new Employee Agreements had the acquisition occurred on January 1, 2006 would be $170,519 and $66,507, respectively.

f) Calculation of income tax expense incorporates the above adjustments.

5. Loss Per Share

The basic and diluted loss per share is calculated based on the following shares outstanding:

	March 31, 2007	December 31, 2006
Alter Nrg, as reported	17,527,105	10,351,401
Offering	17,888,889	17,888,889
Acquisition	3,520,222	3,520,222
	38,936,216	31,760,512

Alter NRG Corp.
2007 NI51-102 Mailing Request Form

TO: NON-REGISTERED SHAREHOLDERS

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements and/or annual financial statements and related management discussion and analysis ("MD&A") by mail, if they so request.

If you are interested in receiving such mailings, please complete and return this form:

☐ Mark this box if you wish to receive interim financial statements and related "MD&A" by mail

☐ Mark this box if you wish to receive annual financial statements and related "MD&A" (*and annual reports*) by mail

If you choose not to receive this information by mail, it will still be available to you on SEDAR at www.sedar.com and on our website at www.alternrg.ca.

As long as you remain a non-registered shareholder, you will be asked to renew your requests to receive interim financial statements and annual financial statements and related "MD & A" each year.

Name: (Please Print) ______________________________

Address: ______________________________

______________________________ Postal Code: __________

Signature: ______________________ Date: ______________

CUSIP: 02145W101

THE ADDRESS FOR RETURN OF THIS FORM IS INDICATED BELOW.

VALIANT TRUST COMPANY
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

ALTER NRG CORP.

NOTICE OF GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON AUGUST 20, 2007

NOTICE IS HEREBY GIVEN THAT the general and special meeting (the "**Meeting**") of the holders of common shares ("**Shareholders**") of Alter Nrg Corp. (the "**Corporation**") will be held at the offices of Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta, on Monday, August 20, 2007 at 10:00 a.m. (Calgary time), for the following purposes:

1. to fix the number of directors at five (5) and to elect directors for the ensuing year;

2. to consider and, if deemed fit, pass an ordinary resolution, substantially in the form attached as Schedule "A" to the accompanying Information Circular, ratifying the Corporation's existing stock option plan; and

3. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

Shareholders are referred to the Information Circular for more detailed information with respect to the matters to be considered at the Meeting.

Only Shareholders of record at the close of business on July 16, 2007 are entitled to notice of the Meeting and only those Shareholders of record at the close of business on July 16, 2007, or who subsequently become shareholders and comply with the provisions of the *Business Corporation Act* (Alberta), are entitled to vote at the Meeting.

Shareholders of the Corporation who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to Valiant Trust Company, 310, 606 - 4th Street SW, Calgary, Alberta, T2P 1T1, by no later than 48 hours, excluding Saturdays, Sundays and statutory holidays, preceding the Meeting or any adjournment of the Meeting.

DATED July 17, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"*Michael E. Heier*"
(signed) Michael E. Heier, Chairman

ALTER NRG CORP.

MANAGEMENT INFORMATION CIRCULAR

FOR THE GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 20, 2007

This Management Information Circular (the "**Information Circular**") is furnished in connection with the solicitation of proxies by or on behalf of the management of Alter Nrg Corp. (the "**Corporation**") for use at the general and special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of common shares of the Corporation (the "**Common Shares**") to be held at the offices of Blake, Cassels & Graydon LLP, 3500, 855 - 2nd Street S.W., Calgary, Alberta, on Monday, August 20, 2007 at 10:00 a.m. (Calgary time), and any adjournment or adjournments thereof for the purposes set forth in the accompanying Notice of Meeting.

SOLICITATION OF PROXIES

Solicitation of proxies by management will be primarily by mail, but may also be in person or by telephone, email or facsimile. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of Common Shares pursuant to the requirements of National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer*. The cost of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the President and Chief Executive Officer and the Secretary of the Corporation. **A Shareholder submitting a proxy has the right to appoint a person to represent him or her at the Meeting other than the person or persons designated in the form of proxy furnished by the Corporation. To exercise this right the Shareholder should insert the name of the desired representative in the blank space provided in the form of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be mailed so as to be deposited at the office of the Corporation's registrar and transfer agent, Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, by not later than 4:00 p.m. (Calgary time) on August 16, 2007. The instrument appointing a proxy shall be in writing under the hand of the Shareholder or his or her attorney, or, if such Shareholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Shareholder who has submitted a proxy may revoke it by an instrument in writing executed by the Shareholder or his or her attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with Valiant Trust Company at its offices as aforesaid at any time, not less than 48 hours preceding the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares represented by the proxy will be voted or withheld from voting in accordance with such specification. **In the absence of any such specifications, the Common Shares will be voted in favour of the matters to be acted upon as set out herein**. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for their clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.** The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications Solutions, Canada. Broadridge typically mails voting instruction forms ("**VIF**") to the Beneficial Shareholders and asks Beneficial Shareholders to return the VIF to ADP or to call their toll free telephone number to vote their shares or access their web site www.proxyvote.com to deliver voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a VIF cannot use that VIF to vote Common Shares directly at the Meeting. The VIF must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or their broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice are to Shareholders of record, unless specifically stated otherwise.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any other insider of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as described in this Information Circular under the heading "*Matters to be Acted Upon at the Meeting – Election of Directors*".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date of this Information Circular, the Corporation had 38,984,744 issued and outstanding Common Shares. Shareholders of record as of July 16, 2007 (the "**Record Date**") are entitled to receive notice of and attend and vote at the Meeting.

On a show of hands, every Shareholder present in person or represented by proxy (and entitled to vote) has one vote. On a poll or ballot, every Shareholder present in person or by proxy has one vote for each Common Share held. All votes on special resolutions (if any) will be conducted by a poll and no demand for a poll is required.

Holders of all Common Shares acquired subsequent to the Record Date and prior to the date of the Meeting are also entitled to attend and vote at the Meeting. If a Shareholder has transferred the ownership of any of his, her or its Common Shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he, she or it owns the shares and demands, not later than ten days before the Meeting, that his, her or its name be included in the list before the Meeting, the transferee shall be entitled to vote such shares at the Meeting.

To the best of the knowledge of the directors and officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the voting rights attached to all of the issued and outstanding Common Shares as at the date of this Information Circular, other than as set forth below:

Shareholder Name	Number of Common Shares Held	Percentage of Issued and Outstanding Common Shares
Michael E. Heier	6,604,433	16.9

MATTERS TO BE ACTED UPON AT THE MEETING

I. Election of Directors

The board of directors of the Corporation (the "**Board of Directors**") presently consists of four (4) directors. It is proposed that the number of directors for the ensuing year be fixed at five (5). It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next annual meeting of Shareholders, or until his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the provisions of the *Business Corporations Act* (Alberta) ("**ABCA**") or the Corporation's by-laws.

It is the intention of the management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board of Directors unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the Shareholder has specified in his or her proxy that his or her Common Shares are to be withheld from voting in the election of directors.

The following information relating to the nominees as directors is information received by the Corporation from said nominees.

Name and Municipality of Residence	Principal Occupation	Director Since	Common Shares Beneficially Owned, Controlled or Directed as of July 15, 2007[3]
Michael E. Heier (1),(2) Calgary, Alberta, Canada *Chairman*	Chairman of the Board of Directors of Trinidad Drilling Ltd. or its predecessor since June 1998; Director and Executive Chairman of Alter Nrg since November 7, 2005.	February 20, 2007	6,604,433
Nancy M. Laird (1),(2),(3) Calgary, Alberta, Canada *Chair of the Compensation Committee and the Governance and Nominating Committee*	Independent Businessperson and corporate director of Alberta Electric System Operator, Canetic Resources Trust, Keyera Facilities Income Fund and Synodon Inc.; Director of Alter Nrg since May 23, 2006; prior thereto, Senior Vice President, Marketing and Midstream of PanCanadian Energy Corporation from April 1997 to April 2002 and subsequently held the same position with EnCana Corporation until June 2002.	February 20, 2007	245,000
Brent J. Conway (1),(2),(3) Calgary, Alberta, Canada *Chair of the Audit Committee*	Chief Financial Officer of Trinidad Drilling Ltd. or its predecessor since November 2001; Director of Alter Nrg since November 7, 2005.	February 20, 2007	134,583
Shyam V. Dighe Pittsburgh, Pennsylvania, USA	President of Westinghouse Plasma Corporation since April 1999.	June 18, 2007	3,540,583

Name and Municipality of Residence	Principal Occupation	Director Since	Common Shares Beneficially Owned, Controlled or Directed as of July 15, 2007[3]
Mark A. Montemurro Calgary, Alberta, Canada	President and Chief Executive Officer of the Corporation since February 20, 2007; President and Chief Executive Officer of Alter Nrg since May 1, 2006; prior thereto, President of Alter Nrg from November 7, 2005 to May 1, 2006; prior thereto, Vice President, Thermal Operations of Deer Creek Energy Limited from August 2002 to September 2005; prior thereto, General Manager at PanCanadian Energy Corporation from 1997 to June 2002.	Nominee	547,360

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Governance and Nominating Committee.

II. Ratification of Stock Option Plan

Shareholders of the Corporation will be asked to consider and, if thought fit, approve an ordinary resolution to approve the Corporation's existing stock option plan (the "**Stock Option Plan**"). Pursuant to the policies of the TSX Venture Exchange (the "**Exchange**"), the Shareholders are required to approve of the Stock Option Plan yearly at the Corporation's annual meeting of Shareholders.

The Corporation adopted the Stock Option Plan in conjunction with the Reorganization (as defined below). The Stock Option Plan enables the directors, officers, employees and consultants of the Corporation and its affiliates to participate in the growth and development of the Corporation by providing such persons with the opportunity, through options to purchase Common Shares ("**Stock Options**"), to acquire an increased proprietary interest in the Corporation that is aligned with the interests of the Shareholders.

The Stock Option Plan is administered by the Board of Directors which may grant Stock Options to directors, officers, employees and consultants of the Corporation and its affiliates. The Board of Directors has the discretion to determine to whom Stock Options will be granted, the number and exercise price of such Stock Options and the terms and time frames in which the Stock Options will vest and be exercisable. Stock Options, however, may only be exercisable for a maximum of ten calendar years from the date of grant and the exercise price of the Stock Options must be no less than the volume-weighted average trading price of the Common Shares on the Exchange for the five trading days preceding the date on which the granting of a Stock Option is approved by the Board of Directors.

Notwithstanding the maximum ten year term (or any shorter term determined by the Board of Directors), the Stock Option Plan contains provisions which address the circumstance in which a Stock Option expires during a time when the Corporation is under a self-imposed blackout period which prevents officers, directors, employees and consultants from exercising Stock Options. The Corporation has, and intends to have in the future, policies which mandate trading blackouts in certain circumstances, such as preceding the release of financial results. The Stock Option Plan provides that if the expiration date for a Stock Option occurs during a blackout period applicable to the relevant optionee, or within 10 business days after the expiry of a blackout period applicable to the relevant optionee, then the expiration date for

that Stock Option shall be the date that is the tenth business day after the expiry date of the blackout period (the "**Blackout Expiration Term**").

The Blackout Expiration Term will only be available when there is a blackout period self-imposed by the Corporation (that is, it does not apply to the Corporation or its insiders being the subject of a cease trade order) and the Blackout Expiration Term will be available to all eligible participants under the Stock Option Plan, under the same terms and conditions.

In the absence of the alternative resolution of the Board of Directors at the time of the granting of Stock Options to a grantee, the Stock Options issued to a grantee will vest as to one third of the number of Stock Options granted immediately and as to one third of the number of Stock Options granted on each of the one year and two year anniversaries of the date of grant.

The number of Common Shares to be reserved for issuance under the Stock Option Plan is 10% of the issued and outstanding Common Shares, from time to time. The maximum number of Stock Options (and corresponding Common Shares reserved for issuance upon exercise of such Stock Options) that may be issued to any one person under the Stock Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Stock Option. The maximum number of Stock Options (and corresponding Common Shares reserved for issuance upon the exercise of such Stock Options) that may be reserved for issuance to insiders of the Corporation under the Stock Option Plan, together with any other securities based compensation arrangement, is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. The total number of Stock Options which may be granted to any one insider of the Corporation within a one year period shall not exceed 5% of the issued and outstanding Common Shares.

In addition to the limits set forth above, the Stock Option Plan imposes limits on the number of Stock Options that may be issued to consultants and employees who perform investor relations activities. The maximum number of Stock Options that may be granted to any one consultant of the Corporation within a one year period shall not exceed 2% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant. Similarly, the maximum number of Stock Options that may be granted within a one year period to an employee conducting investor relations activities shall not exceed 2% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant.

A Stock Option is personal to the grantee of the Stock Option and is non-transferable and non-assignable. The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Stock Options and the issuance of Common Shares. If the employment or appointment of a Stock Option holder with the Corporation or its affiliates is terminated by either party for any reason other than termination for cause, the Stock Options held by such Stock Option holder must be exercised within 90 days of the date of termination of the Stock Option holder's employment or appointment with the Corporation or its affiliates. If terminated for cause, the Stock Options held by such Stock Option holder terminate and are cancelled upon the holder ceasing to be a director, officer or employee of the Corporation or its affiliates.

The Stock Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Corporation. If, during the term of a Stock Option, the Corporation is merged into or amalgamated with any other entity, or the Corporation sells all or substantially all of its assets, and as a result of such transactions the Shareholders would receive securities of another issuer in substitution for the Common Shares, the Stock Options would be modified so that the holder would receive that number of securities of the successor issuer that he or she would have received as a result of such merger, amalgamation or sale if the Stock Option holder had exercised the Stock Options to purchase

Common Shares immediately prior to the transaction. However, if the employment or appointment of a Stock Option holder with the Corporation, its affiliates or a successor issuer is terminated for any reason (other than for cause or the death of the holder) within 90 days of a merger, amalgamation or sale as described above, the Stock Option holder may exercise all of his or her Stock Options within 90 days of such termination, whether or not such Stock Options would have otherwise been vested or exercisable. Additionally, if a take-over bid that is not exempt from the take-over bid requirements of the *Securities Act* (Ontario) is made for the Common Shares, holders of Stock Options have the right to immediately exercise all unexercised Stock Options held by such holder, whether vested or not at such time, in order to tender such Common Shares to the take-over bid. If such Common Shares are not tendered to or taken up under the bid, any Common Shares so acquired by the holder of the exercised Stock Options are deemed to be cancelled and returned to the Corporation and the Stock Options and the consideration paid by the holder to exercise such Stock Options will be returned to the holder.

The Stock Option Plan states that the Board of Directors may amend, suspend or discontinue the Stock Option Plan at any time, provided that Shareholder approval will be required to increase the maximum number of Common Shares reserved for issuance under the Stock Option Plan or change the manner of determining the exercise price for Stock Options.

Since the filing of the final prospectus of the Corporation dated April 10, 2007, it has been determined that Stock Options granted to certain officers, directors, consultants and employees of the Corporation between the closing date of the Corporation's initial public offering on April 17, 2007 and the date of the Meeting, are not required to be ratified by the Shareholders at the Meeting.

Shareholders will be asked at the Meeting to ratify the Stock Option Plan substantially in the form of the resolution set forth in Schedule "A". The ratification of the Stock Option Plan is by way of an ordinary resolution which must be passed by a majority of 50% plus 1 of the votes cast by Shareholders entitled to vote who are represented in person or by proxy at the Meeting who vote in respect of that resolution.

If named as proxy, the management designees intend to vote the Common Shares represented by such proxy in favour of the ratification of the Stock Option Plan, unless otherwise directed in the instrument of proxy.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

On April 17, 2007, the Corporation, Alter Nrg Income Fund (the "**Trust**"), by its administrator Alter Nrg Ltd. ("**Alter Nrg**"), and the Trust's subsidiaries completed a reorganization by way of statutory plan of arrangement whereby the Trust became a wholly-owned subsidiary of the Corporation (the "**Reorganization**"). As a result of the Reorganization, each holder (a "**Unitholder**") of trust units of the Trust (the "**Trust Units**") ceased to hold Trust Units, and became a Shareholder of the Corporation. In addition, the business of the Trust became the business of the Corporation. The executive employment agreements of Alter Nrg's executive officers were terminated, and each executive officer entered into a new executive employment agreement with the Corporation.

The following table sets forth all annual and long-term compensation of the individuals who were, at December 31, 2006, Alter Nrg's President and Chief Executive Officer, Chief Financial Officer, Vice President, Engineering and Vice President, Business Development (collectively, the "**Named Executive Officers**"), for the financial year of Alter Nrg ended December 31, 2006. The aggregate compensation paid by Alter Nrg to the Named Executive Officers for services rendered during the financial year ended

December 31, 2006 was $385,132. Since the completion of the Reorganization, such individuals have been compensated by the Corporation and not Alter Nrg.

		Annual Compensation			Long-Term Compensation	
					Awards	
Name and Principal Position	**Year Ended**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation[5] ($)**	**Trust Units Under Options Granted[6] (#)**	**All Other Compensation ($)**
Mark A. Montemurro[1] President and Chief Executive Officer	2006	154,167	24,000	Nil	261,900	Nil
Daniel R. Hay[2] Chief Financial Officer	2006	59,583	20,000	Nil	201,300	Nil
Richard D. Bower[3] Vice President, Engineering	2006	55,965	24,000	Nil	140,600	Nil
Kevin L. Willerton[4] Vice President, Business Development	2006	35,417	12,000	Nil	135,600	Nil

Notes:
(1) Mr. Montemurro commenced paid employment with Alter Nrg on March 9, 2006.
(2) Mr. Hay commenced employment with Alter Nrg on May 23, 2006.
(3) Mr. Bower commenced employment with Alter Nrg on May 1, 2006.
(4) Mr. Willerton commenced employment with Alter Nrg on October 16, 2006.
(5) Perquisites and other benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for each of the Named Executive Officers for any of the years indicated.
(6) See "*Executive Compensation - Unit Option Plan*".

Unit Option Plan

The Trust had a trust unit option plan (the "**Unit Option Plan**") to enable the directors, officers and employees of the Trust's affiliates to participate in the growth and development of the Trust by providing such persons with the opportunity, through options ("**Unit Options**") to acquire an increased proprietary interest in the Trust which was aligned with the interests of the Unitholders. An aggregate of 1,496,500 Unit Options were granted under the Unit Option Plan (62,400 of which were subsequently cancelled) and none of such Unit Options were exercised.

Upon closing of the Reorganization, the Unit Option Plan was discontinued and the Unit Options which were issued and outstanding at the commencement of closing of the Reorganization were exchanged for new options (on a 1:1 basis) under the Stock Option Plan. The Stock Options have the same exercise price and vesting terms as the Unit Options they replaced. The terms of the Stock Option Plan are described above under "*Matters to be Acted Upon at the Meeting – Ratification of Stock Option Plan*".

Stock Option Plan

The Corporation adopted the Stock Option Plan in conjunction with the Reorganization. The Stock Option Plan enables the directors, officers, employees and consultants of the Corporation and its affiliates to participate in the growth and development of the Corporation by providing such persons with the opportunity, through Stock Options, to acquire an increased proprietary interest in the Corporation that is aligned with the interests of the Shareholders. The Stock Option Plan is currently the Corporation's only

securities-based compensation arrangement pursuant to which securities may be issued from treasury of the Corporation. The terms of the Stock Option Plan are described above under the heading "*Matters to be Acted Upon at the Meeting – Ratification of Stock Option Plan*".

Option Grants During the Most Recently Completed Financial Year Ended December 31, 2006

The following table provides information regarding Unit Options granted to the Named Executive Officers during the financial year ended December 31, 2006.

Name	Trust Units Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year ended December 31, 2006[1]	Exercise or Base Price ($/Option)	Market Value of Securities Underlying Options on the Date of Grant ($/Unit)	Option Expiration Date
Mark A. Montemurro	126,900	8.8%	0.45	Note 2	May 30, 2016
	135,000	9.3%	0.80	Note 2	August 29, 2016
Daniel R. Hay	112,800	7.8%	0.45	Note 2	May 30, 2016
	88,500	6.1%	0.80	Note 2	August 29, 2016
Richard D. Bower	84,600	5.8%	0.45	Note 2	May 30, 2016
	56,000	3.9%	0.80	Note 2	August 29, 2016
Kevin L. Willerton	135,000	9.3%	1.00	Note 2	October 16, 2016

Notes:

(1) At the time of closing of the Reorganization, each Unit Option was exchanged for a Stock Option. See "*Executive Compensation – Unit Option Plan*".

(2) There was never any market for the Trust Units, and therefore the market value of the Trust Units underlying Unit Options was undeterminable.

Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year End Option Values

No Unit Options were exercised by the Named Executive Officers during the financial year ended December 31, 2006.

Retirement Plans

The Corporation does not currently have pension or retirement plans; therefore, no compensation was or is currently paid to the directors or officers of the Corporation in that capacity.

Bonus Plans

The Corporation has no pre-determined bonus plans. The Compensation Committee will review periodically the growth and achievement of the Corporation and award bonuses as deemed appropriate.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2006, Alter Nrg had executive employment agreements with each of Messrs. Mark A. Montemurro, President and Chief Executive Officer, Daniel R. Hay, Chief Financial Officer, Kevin L.

Willerton, Vice President, Business Development and Richard D. Bower, Vice President, Engineering (each, an "**Executive**"). Upon completion of the Reorganization, the Corporation entered into executive employment agreements with each Executive on substantially similar terms and the existing executive employment agreements with Alter Nrg were terminated.

The executive employment agreements between the Corporation and each of the Executives are in substantially similar form, other than as set forth below. The executive employment agreements have an indefinite term and provide for the salary and benefits to be paid to such Executives, comprised of current annual salaries of $192,400 (Mr. Montemurro), $155,000 (Mr. Hay), $176,800 (Mr. Willerton) and $176,800 (Mr. Bower). In addition, each Executive is entitled to benefits and an annual bonus to be determined by the Corporation, at the discretion of the Board of Directors, and is eligible to be considered for grants under the Stock Option Plan.

The executive employment agreements also provide that if the Executive is terminated without just cause, the Executive will be entitled to receive, in the aggregate, a lump sum severance payment equal to the Executive's annual base salary as at the date of termination multiplied by 1.5, plus the equivalent of 18 months' health benefits and bonus (the "**Severance Payment**"). In addition, the executive employment agreements provide that if the Executive terminates his employment with the Corporation within the three month period following a change of control of the Corporation, he will be entitled to receive, within seven days after the date of such termination, the Severance Payment. In either case, the Executive's right to receive the Severance Payment is not subject to any obligation to mitigate, nor is it affected by any actual mitigation.

Pursuant to the executive employment agreements, each of the Executives is subject to a covenant not to compete with the Corporation during the term of the Executive's employment. In addition, each Executive is subject to a covenant not to initiate contact with any employee or other executive of the Corporation for the purpose of offering him or her employment or business opportunities with any person or entity other than the Corporation, or solicit any customers of the Corporation, for a period of 12 months after the Executive's employment is terminated for any reason.

Concurrently with the execution of each Executive's employment agreement, each Executive entered into a Confidentiality and Intellectual Property Rights Agreement wherein he covenants and agrees not to disclose certain confidential information and intellectual property rights of the Corporation.

Compensation of Directors

No compensation was paid during the financial year ended December 31, 2006, nor is any compensation currently paid, to the directors of Alter Nrg or the Corporation for services rendered in their capacities as directors, except Unit Option grants and Stock Option grants, as applicable, as described herein. During the year ended December 31, 2006, the directors were granted Unit Options to purchase an aggregate of 267,200 Trust Units at exercise prices ranging between $0.45 and $0.80 per Trust Unit. Upon completion of the Reorganization, the Unit Options were exchanged for Stock Options to acquire an aggregate of 267,200 Common Shares at the same exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER SECURITIES COMPENSATION PLANS

The following table provides an aggregate summary of all equity compensation plans previously approved by the Unitholders as at December 31, 2006. As at the date hereof, the Stock Option Plan has not been approved by the Shareholders. At the Meeting, Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution to ratify the Stock Option Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Unit Option Plan(1)	1,448,300	0.69	287,727(2)
Total	1,448,300	0.69	287,727

Notes:

(1) At the time of closing of the Reorganization, each Unit Option was exchanged for a Stock Option. See "*Executive Compensation – Unit Option Plan*".

(2) The aggregate number of Common Shares that may be reserved for issuance under the Stock Option Plan shall not exceed 10% of the issued and outstanding Common Shares.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and senior officers of the Corporation and are not to any substantial degree performed by any other person or corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is a director or executive officer of either Alter Nrg or the Corporation, and no associate of any such individual, is, or has been at any time during the fiscal period ended December 31, 2006, indebted to either Alter Nrg or the Corporation or any of their respective subsidiaries or to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by either Alter Nrg or the Corporation or any of their respective subsidiaries, other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Board of Directors and management of the Corporation, no informed person or proposed director of the Corporation, or any associate or affiliate of the foregoing, has had a material interest, direct or indirect, in any transaction with the Corporation since the beginning of the last financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation.

AUDIT COMMITTEE

Audit Committee

The Audit Committee has been structured to comply with the requirements of Multilateral Instrument 52-110 - *Audit Committees of the Canadian Securities Administrators* ("**MI 52-110**"). The Board of Directors

has determined that the Audit Committee members have the appropriate level of financial understanding and industry specific knowledge to be able to perform the duties of the position and, in particular, are "financially literate" as defined in MI 52-110.

The Audit Committee shall, as permitted by, and in accordance with, the requirements of the ABCA and the Corporation's articles and by-laws and any legal or regulatory authority having jurisdiction, periodically assess the adequacy of procedures for the public disclosure of financial information and review on behalf of the Board of Directors, and report to the Board of Directors, the results of its review and its recommendation regarding all material matters of a financial reporting and audit nature, including, but not limited to the following main subject areas:

(a) financial statements, including management's discussion and analysis thereof;

(b) financial information in any annual information form, management proxy circular, prospectus or other offering document, material change report or business acquisition report;

(c) reports to shareholders and others;

(d) annual and interim press releases regarding financial results or containing earnings guidance;

(e) internal controls;

(f) audits and reviews of financial statements of the Corporation and its subsidiaries; and

(g) filings to securities regulators containing financial information.

The Audit Committee shall ensure satisfactory procedures for receipt, retention and treatment of complaints and for the confidential, anonymous submission by employees regarding any accounting, internal accounting controls or auditing matters. The Board of Directors will be kept informed of the Audit Committee's activities by a report delivered at each regular meeting of the Board of Directors.

The Audit Committee shall recommend the appointment and compensation of the external auditor annually and shall review and evaluate the external auditor. Once appointed by the shareholders, the external auditor shall report directly to the Audit Committee. The Audit Committee shall review and approve the Corporation's hiring policies regarding current and former partners and employees of the external auditor. In addition, the Audit Committee shall pre-approve non-audit services undertaken by the external audit firm.

The Audit Committee shall have direct responsibility for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services, including the resolution of disagreements between the external auditor and Management.

The Audit Committee will meet at least once per financial quarter to fulfill its mandate.

The full text of the Audit Committee charter is attached as Schedule "C" hereto.

Composition of the Audit Committee

The Audit Committee is currently comprised of Mr. Heier, Ms. Laird and Mr. Conway, who acts as the chair of the Audit Committee.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under the policy, the Audit Committee has granted pre-approval services for specified non-audit services of $25,000 or less in a given fiscal year.

External Auditor Service Fee (by category)

The following table provides information about the fees billed to the Corporation for professional services rendered by Deloitte & Touche LLP, Chartered Accountants, during the fiscal 2006:

		2006
Audit Fees[(1)]		$125,000
Audit-Related Fees[(2)]		$Nil
Tax Fees[(3)]		$Nil
All Other Fees[(4)]		$3,075
	Total:	$128,075

Notes:

(1) Audit fees for professional services rendered by Deloitte & Touche LLP, Chartered Accountants for the audit of the Corporation's annual consolidated financial statements as well as services provided in connection with statutory and regulatory filings.
(2) Audit-related fees related to limited procedures performed by the Corporation's auditors related to interim reports.
(3) Tax fee for tax compliance, tax advice and tax planning.
(4) All other fees related to consultation on corporate governance practices, financings and other matters.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Under National Instrument 58-101 - *Disclosure of Corporate Governance Practices*, the Corporation is required to include in this Information Circular the disclosure required under Form 58-101F1 with respect to the matters set out under National Policy 58-201 - *Corporate Governance Guidelines*. See Schedule "D" attached hereto for the Corporation's statement of corporate governance practices.

OTHER MATTERS COMING BEFORE THE MEETING

As of the date of this Information Circular, the Board of Directors and management know of no amendment, variation or other matter to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by a proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR or which may be obtained from the Corporation by contacting Daniel R. Hay, Chief Financial Officer at (403) 803-3881 or dhay@alternrg.ca.

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

DATED at Calgary, Alberta, this 17th day of July, 2007.

SCHEDULE "A"

ORDINARY RESOLUTION OF THE SHAREHOLDERS
OF ALTER NRG CORP.
(the "Corporation")

RE: Ratification of Stock Option Plan

WHEREAS the Corporation, pursuant to the policies of the TSX Venture Exchange, wishes to obtain the requisite shareholder approval of its existing stock option plan (the "**Stock Option Plan**") as more particularly described in the information circular of the Corporation dated July 12, 2007:

BE IT RESOLVED as an ordinary resolution of the shareholders of the Corporation that:

1. the Corporation's existing stock option plan be and is hereby ratified and confirmed;

2. the Corporation be authorized to grant stock options pursuant to and subject to the terms and conditions of the Stock Option Plan; and

3. any one director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolutions, and to complete all transactions in connection with the Stock Option Plan.

SCHEDULE "B"

AUDIT COMMITTEE CHARTER OF ALTER NRG CORP.

ALTER NRG

ALTER NRG CORP.

AUDIT COMMITTEE CHARTER

As of April 9, 2007

PART I
ESTABLISHMENT OF COMMITTEE

1. Committee Purpose

The Audit Committee (the "**Committee**") is established by the board of directors (the "**Board of Directors**") of Alter Nrg Corp. ("**Alter Nrg**") primarily for the purpose of overseeing the accounting and financial reporting processes of Alter Nrg and the reviews and audits of the financial statements of Alter Nrg.

The Audit Committee shall assist the Board of Directors in fulfilling its oversight responsibilities by monitoring, among other things:

(a) the quality and integrity of the financial statements and related disclosure of Alter Nrg;

(b) compliance by Alter Nrg with legal and regulatory requirements that could have a material effect upon the financial position of Alter Nrg which are not subject to the oversight of another committee of the Board of Directors;

(c) the independent auditor's qualifications and independence; and

(d) performance of Alter Nrg's internal audit function and independent auditor.

2. Composition of Committee

The Committee shall consist of as many members as the Board of Directors shall determine, but in any event not fewer than three directors of Alter Nrg, provided that each member of the Committee shall be determined by the Board of Directors to be:

(a) an "unrelated" and "independent" director as defined in, and for the purposes of, any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of Alter Nrg are, from time to time, listed; and

(b) an "independent" and "financially literate" director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation.

3. Appointment of Committee Members

The members of the Committee shall be appointed by the Board of Directors on the recommendation of Alter Nrg's Corporate Governance & Nominating Committee (the "CGN Committee"). The members of the Committee shall be appointed at the time of each annual meeting of shareholders and shall hold office until the next annual meeting, until they are removed by the Board of Directors or until their successors are earlier appointed, or until they cease to be directors of Alter Nrg.

PART II
COMMITTEE PROCEDURE

4. Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board of Directors on the recommendation of the Committee and shall be filled by the Board of Directors if the membership of the Committee is fewer than three directors. The Board of Directors may remove and replace any member of the Committee.

5. Committee Chair

The Board of Directors shall appoint a chair (the "**Chair**") for the Committee. The Chair may be removed and replaced by the Board of Directors.

6. Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7. Secretary of Committee

The Committee shall appoint a secretary of the Committee who need not be a director of Alter Nrg.

8. Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet without management present and shall meet periodically with management and the independent auditor. The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present.

9. Special Meetings

The Chair, any two members of the Committee, the independent auditor or the Chief Executive Officer of Alter Nrg may call a special meeting of the Committee.

10. Quorum

Two members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11. Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting; provided, however, that a member may, in any manner, waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12. Agenda

The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board of Directors and management of Alter Nrg. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practicable, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13. Delegation

Subject to subsection 19(e), the Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14. Access

In discharging its oversight role, the Committee shall have full access to all books, records, facilities and personnel of Alter Nrg.

15. Attendance of Others at a Meeting

At the invitation of the Chair, one or more officers, directors or employees of Alter Nrg may, and if required by the Committee shall, attend a meeting of the Committee.

16. Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board of Directors when the Committee may deem appropriate (but not later than the next meeting of the Board of Directors).

17. Outside Consultants or Advisors

The Committee, when it considers it necessary or advisable, may retain, at Alter Nrg's expense, outside consultants or advisors (including independent counsel) to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III
MANDATE OF COMMITTEE

18. Appointment of Alter Nrg's Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian regulatory registration requirements, the Committee shall recommend to the Board of Directors the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for Alter Nrg, such appointment to be confirmed by Alter Nrg's shareholders at each annual meeting. The Committee shall also recommend to the Board of Directors the engagement letter with the independent auditor, the approval of fees to be paid to the independent auditor for audit services and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the work of the independent auditor (including resolution of disagreements between management of Alter Nrg and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Alter Nrg. The Committee shall communicate directly with the independent auditor. The independent auditor shall report directly to the Committee.

The Committee shall review the independence of the independent auditor including a written report from the independent auditor delineating all relationships between the auditor and Alter Nrg, considering whether the advisory services performed by the independent auditor during the course of the year have affected its independence, and ensuring that no relationship or service between the independent auditor and Alter Nrg is in existence that may affect the objectivity and independence of the auditor, or recommending appropriate action to ensure the independence of the independent auditor.

19. Specific Mandates

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a) Oversight in Respect of Financial Disclosure

(i) review, discuss with management of Alter Nrg and the independent auditor, and recommend to the Board of Directors for approval:

A. the audited annual financial statements;

B. the annual information form;

C. the annual management's discussion and analysis;

D. the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant financial information respecting Alter Nrg;

E. all financial statements included in prospectuses or other offering documents;

F. any significant financial information contained in all prospectuses and all documents which may be incorporated by reference in a prospectus;

G. any significant financial information respecting Alter Nrg contained in a material change report or a business acquisition report;

(ii) review, discuss with management of Alter Nrg and the independent auditor, and approve:

A. the unaudited interim financial statements;

B. the quarterly management's discussion and analysis;

C. the interim reports;

(iii) review and discuss with management of Alter Nrg and the independent auditor:

A. each press release which contains significant financial information respecting Alter Nrg (including, without limitation, annual and interim earnings press releases) or contains estimates or information regarding Alter Nrg's future financial or operational performance or prospects prior to public dissemination thereof;

B. the use of "pro forma" or "adjusted" non-GAAP information;

C. financial information and earnings guidance provided to analysts and rating agencies; provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made), and the Committee need not discuss in advance each instance in which Alter Nrg may provide earnings guidance or presentations to rating agencies;

D. any other audited financial statements required to be prepared regarding Alter Nrg or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

(iv) review with management and the independent auditor the scope of the audit, in particular the independent auditor's view of Alter Nrg's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Alter Nrg's financial disclosure and reporting, degree of conservatism or

aggressiveness of Alter Nrg's accounting principles and underlying estimates, and other significant decisions made by management in preparing the financial disclosure and reviewed by the independent auditor;

(v) review with management of Alter Nrg and the independent auditor major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls and procedures for financial reporting and management information systems and inquire of management and the independent auditor about significant risks and exposures to the Corporation that could significantly affect Alter Nrg's financial statements;

(vi) review with management of Alter Nrg and the independent auditor, and satisfy itself as to the adequacy of the procedures that are in place for the review of Alter Nrg's disclosure of financial information extracted or derived from Alter Nrg's financial statements, and periodically assess the adequacy of those procedures;

(vii) review with management of Alter Nrg and the independent auditor (including those of the following that are contained in any report of the independent auditor): (a) all critical accounting policies and practices to be used by Alter Nrg in preparing its financial statements; (b) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (c) other material communications between the independent auditor and management of Alter Nrg, such as any management letter or schedule of unadjusted differences;

(viii) review with management of Alter Nrg and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet transactions on Alter Nrg's financial statements;

(ix) review the plans of management of Alter Nrg and the independent auditor regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(x) review with management of Alter Nrg, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of Alter Nrg, and the manner in which these matters have been disclosed in the financial statements;

(xi) review disclosures by Alter Nrg's Chief Executive Officer and Chief Financial Officer with respect to any required certification for Alter Nrg's financial statements by such individuals; and

(xii) discuss with management Alter Nrg's material financial risk exposures and the steps management of Alter Nrg has taken to monitor and control such exposures, including Alter Nrg's financial risk assessment and financial risk management policies.

(b) Oversight in Respect of Legal and Regulatory Matters

(i) review, if necessary, with legal counsel, Alter Nrg's compliance policies, legal matters and any material reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of Alter Nrg and which are not subject to the oversight of another committee of the Board of Directors.

(c) Oversight in Respect of Internal Audit

(i) review the annual audit plans of the Chief Financial Officer of Alter Nrg;

(ii) review the significant findings prepared by the Chief Financial Officer of Alter Nrg and recommendations issued by any external party relating to internal audit issues, together with management's response thereto;

(iii) monitor compliance with Alter Nrg's policies and avoidance of conflicts of interest that may have a material impact on the financial statements;

(iv) review the adequacy of the resources of the Chief Financial Officer of Alter Nrg to ensure the objectivity and independence of the internal audit function;

(v) consult with management on management's appointment, replacement, reassignment or dismissal of the Chief Financial Officer of Alter Nrg;

(vi) ensure the Chief Financial Officer of Alter Nrg has access to the Chair, the Chairman of the Board of Directors and the Chief Executive Officer of Alter Nrg, and shall meet separately with the Chief Financial Officer of Alter Nrg to review any problems or difficulties he or she may have encountered and specifically:

A. any difficulties which were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management of Alter Nrg; and

B. any changes required in the planned scope of the internal audit;

and report to the Board of Directors on such meetings;

(vii) periodically review officers' expenses.

(d) Oversight in Respect of the Independent Auditor

(i) meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(ii) review annually the independent auditor's formal written statement of independence delineating all relationships between itself and Alter Nrg and review all such relationships;

(iii) receive and review annually the independent auditor's written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, and any steps taken to deal with such issues;

(iv) review the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(v) review and evaluate the independent auditor, including the lead partner of the independent auditor team;

(vi) review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(vii) meet separately with the independent auditor to review with them any problems or difficulties they may have encountered and specifically:

A. any difficulties which were encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management of Alter Nrg; and

B. any changes required in the planned scope of the audit;

and report to the Board of Directors on such meetings;

(viii) review the annual post-audit or management letter from the independent auditor and management's response and follow-up in respect of any identified weakness, inquire regularly of management of Alter Nrg and the independent auditor of any significant issues between them and how they have been resolved, and intervene in the resolution if required;

(ix) review the engagement reports of the independent auditor on unaudited financial statements of Alter Nrg; and

(x) review and approve Alter Nrg's hiring policies regarding partners, employees, former partners and former employees of Alter Nrg's present and former independent auditor.

(e) Oversight in Respect of Audit and Non-Audit Services

(i) have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, other than non-audit services where:

A. the aggregate amount of all such non-audit services provided to Alter Nrg or its subsidiaries constitutes not more than 5% of the total amount of fees paid by Alter Nrg (and its subsidiaries) to the

independent auditor during the fiscal year in which the non-audit services are provided; and

B. such services were not recognized by Alter Nrg (or any subsidiary) at the time of the engagement to be non-audit services; and

C. such services are promptly brought to the attention of the Committee and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee.

(ii) delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section; provided that the decision of any member to whom authority is delegated to pre-approve an activity shall be presented to the Committee at the first scheduled meeting following such decision, and provided further that, if the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

(f) Oversight in Respect of Certain Policies

(i) establish procedures for: (a) the receipt, retention and treatment of complaints received by Alter Nrg regarding accounting, internal accounting controls or auditing matters; and (b) the confidential, anonymous submission by employees of Alter Nrg of concerns regarding questionable accounting or auditing matters.

(ii) periodically review Alter Nrg's public disclosure policy.

20. Self-Evaluation

The Committee shall conduct an annual performance self-evaluation and shall report to the Board the results of the self-evaluation.

21. Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

22. Review of Committee's Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board of Directors.

23. Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Alter Nrg's financial

statements are complete and accurate or are in accordance with GAAP. These are the responsibilities of management of Alter Nrg and the independent auditor. The Committee and its Chair are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial risk and control related activities of Alter Nrg, and are specifically not accountable nor responsible for the day to day operation or performance of such activities. The role of all Committee members is to oversee the process, not to certify or guarantee the accuracy or completeness of the internal or external audit of Alter Nrg's financial information or public disclosure.

SCHEDULE "C"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Guidelines Table

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
1. Board of Directors (the "Board")	
a. Disclose the identity of directors who are independent.	The Board is currently comprised of four directors, three of whom are independent directors: Michael E. Heier, Nancy M. Laird and Brent J. Conway.
b. Disclose the identity of directors who are not independent, and describe the basis for that determination.	Shyam V. Dighe is not an independent director as he is considered to have a material relationship with the Corporation by virtue of his position as an executive officer of Westinghouse Plasma Corporation, a subsidiary of the Corporation. Mark A. Montemurro, a proposed director, will not be an independent director as he is considered to have a material relationship with the Corporation by virtue of his position as an executive officer of the Corporation.
2. Directorships	
a. If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Michael E. Heier is a director of Trinidad Drilling Ltd. Nancy M. Laird is a director of Alberta Electric System Operator, Canetic Resources Trust, Keyera Facilities Income Fund and Synodon Inc.
3. Orientation and Continuing Education	
a. Describe what steps, if any, the Board takes to orient new directors, and describe any measures the Board takes to provide continuing education for directors.	The Corporation does not provide a formal orientation or education program for new directors, however, new board members receive an orientation package which includes reports on operations and results and public disclosure filings by the Corporation. Board meetings are usually held at the Corporation's facilities and are combined with tours and presentations by the Corporation's management and employees to give the directors additional insight into the Corporation's business. In addition, management of the Corporation makes itself available for discussion with all members of the Board.

CORPORATE GOVERNANCE DISCLOSURE REQUIREMENTS	COMMENTS
4. Ethical Business Conduct	
a. Describe what steps, if any, the Board takes to encourage and promote a culture of ethical business conduct.	The Board is of the view that fiduciary duties placed on individual directors by applicable legislation and restrictions in applicable legislation on participation of Board decisions in which an individual director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.
5. Nomination of Directors	
a. Disclose what steps, if any, are taken to identify new candidates for Board nomination including: (i) who identifies new candidates, and (ii) the process of identifying new candidates.	The Board considers its size each year, taking into account the number of directors required to carry out the Board's duties effectively and to maintain a diversity of perspectives and experience. The Board has a Governance and Nominating Committee which performs these functions.
6. Compensation	
a. Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including: (i) who determines compensation, and (ii) the process of determining compensation.	The Compensation Committee reviews and determines the compensation for the directors and officers of the Corporation considering new trends in directors and officers compensation among companies of similar sizes and industry and ensuring it reflects the responsibilities and risks of holding these positions in a public company, modifying compensation levels when it deems it appropriate.
7. Other Board Committees	
a. If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any standing committees other than the Audit Committee, the Compensation Committee and the Governance and Nominating Committee.
8. Assessments	
a. Disclose what steps, if any, that the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.	The contributions and effectiveness of the Board and its committees are evaluated on an informal basis through discussions among Board members and communication between the Board members and management.

ALTER NRG CORP.

INSTRUMENT OF PROXY FOR THE GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON MONDAY, AUGUST 20, 2007

The undersigned hereby appoints Mark A. Montemurro, President and Chief Executive Officer of Alter Nrg Corp. (the "**Corporation**") and Scott W.N. Clarke, Corporate Secretary of the Corporation or, in the place and stead of the foregoing ______________________________ as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the General and Special Meeting (the "**Meeting**") of the holders (the "**Shareholders**") of common shares (the "**Common Shares**") of the Corporation to be held on Monday, August 20, 2007, and at any adjournment of the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder's discretion except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the Common Shares represented by this Form of Proxy in the following manner:

1. FOR ☐ or WITHHOLD FROM VOTING ☐ on the election of directors,

2. FOR ☐or AGAINST ☐ the ordinary resolution, substantially in the form attached as Schedule "A" to the Information Circular accompanying this Instrument of Proxy, ratifying the Corporation's stock option plan for the ensuing year,

and in their discretion to vote on amendments to matters identified in the Notice of Meeting or such other matters which may properly come before the Meeting or any adjournment thereof.

This proxy is solicited on behalf of the management of the Corporation. The Common Shares represented by this Form of Proxy will be voted, where the Shareholder has given a choice above, as directed or, if no direction is given, FOR each of the above proposals. The person or persons appointed under this Form of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Form of Proxy and the Notice of Meeting and with respect to any other matters which may be properly brought before the Meeting or any adjournment thereof. This Form of Proxy should be read in conjunction with the accompanying Notice of Meeting and Information Circular.

The undersigned hereby revokes any prior proxies.

DATED this __________ day of ______________________, 2007.

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

Number of common shares represented by this proxy: ________________________________

(Note: This space must be completed by the financial intermediaries forwarding this proxy to beneficial shareholders pursuant to National Instrument 54-101)

NOTES:

1. A Shareholder has the right to appoint a person, who need not be a Shareholder, to attend and act on his or her behalf at the meeting other than the persons designated in this Form of Proxy. This right may be exercised by inserting such other person's name in the blank space provided above for that purpose and striking out the other names or by completing another proper form of proxy and, in either case, by delivering the completed Form of Proxy to Valiant Trust Company as indicated below.

2. This Form of Proxy must be dated and executed by the Shareholder (using exactly the same name in which the common shares are registered) or by his attorney authorized in writing or, if the Shareholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this Form of Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this Form of Proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

3. In order for this Form of Proxy to be effective, it must be signed and deposited at Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1, by not later than 4:00 p.m. (Calgary time) on August 16, 2007.

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

July 18, 2007

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edwards Island Securities Commission
Newfoundland Securities Commission

Dear Sirs:

Re: Alter NRG Corp.
General and Special Meeting of Shareholders
To be Held on August 20, 2007

In our capacity as the Agent for Alter NRG Corp., we are pleased to enclose herewith our Affidavit of Mailing with respect to the general and special meeting material, which was mailed to the shareholders of Alter NRG Corp.

We trust this is satisfactory.

Yours truly,

"Signed"
Concepcion Jalbuena
Manager, Income Trusts

cc: Blake, Cassels & Graydon LLP
Attn: Scott Clarke

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **ALTER NRG CORP.** ("CORPORATION")
OF	)	THE GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD ON AUGUST 20, 2007

I, CONCEPCION JALBUENA, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **JULY 18, 2007**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS WHO ON JULY 16, 2007, **WERE THE REGISTERED COMMON SHAREHOLDERS OF THE CORPORATION WITH RESPECT TO THE ABOVE NOTED GENERAL AND SPECIAL MEETING, COPIES OF EXHIBIT "A" THROUGH "C " AND "E" AS NOTED BELOW:**

   (a) A copy of the NOTICE OF GENERAL AND SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) A copy of the INFORMATION CIRCULAR AND PROXY STATEMENT marked EXHIBIT "B" and identified by me;

   (c) A copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) A copy of the SUPPLEMENTAL MAIL LIST CARD FOR NON REGISTERED HOLDERS marked EXHIBIT "D" and identified by me;

   (e) A PROXY RETURN ENVELOPE marked EXHIBIT "E" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBIT "A" THROUGH "B" AND "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **JULY 18, 2007 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 18TH DAY OF JULY, 2007

"Bonnie Heather Steedman"	"Concepcion Jalbuena"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on December 24, 2007.	CONCEPCION JALBUENA

ALTER NRG

TSX:V - NRG

ALTER NRG CORP. ANNOUNCES STRATEGIC JOINT VENTURE AND OPTION TO INVEST IN WORLD'S LARGEST PLASMA GASIFICATION PROJECT

Calgary, Alberta - August 2, 2007 - Alter Nrg Corp. is pleased to announce that a newly formed wholly owned subsidiary (collectively Alter or the Company) has entered into a strategic joint venture (JV) agreement with Atlanta-based Jacoby Energy Development, Inc. (Jacoby Energy), parent company of Geoplasma, LLC, to develop large scale and environmentally friendly waste to energy (WTE) projects in Canada and the United States (US). This agreement is the continuation of Alter's strategy to form strategic partnerships with companies with existing market penetration and a proven track record in the Company's target markets.

Alter will own 49% of the JV and contribute its proprietary Westinghouse Plasma Gasification Technology on an exclusive basis for WTE projects, using household, industrial or commercial waste as feedstock to produce steam or electricity. Jacoby Energy will own the remaining 51% and during the term of the JV will contribute the first US$15 million of JV operating capital and its expertise in developing WTE projects. The JV will market the Westinghouse Plasma Gasification Technology and provide project development services to third party WTE project developers. Alter will benefit from receiving 100% of the plasma gasification technology product and service revenues at current prices and the JV will split all other revenues and costs based on the JV ownership percentages.

As part of the JV agreement, Alter has the option to invest up to 25% in Jacoby Energy's St. Lucie, Florida WTE project – to be operated via its Geoplasma subsidiary, which is expected to initially convert 1,000 tons of municipal solid waste per day into 40 MW of electricity using Alter's proprietary Westinghouse Plasma Gasification Technology. The project plans to scale up to 3,000 tons per day, which would result in 120 MW of electricity. The St. Lucie project is planned to be the world's largest plasma gasification facility. The project has received bond allocation from the State of Florida, secured a waste feedstock agreement, and has support from the County of St. Lucie. Construction is expected to commence in early to mid 2008 upon final receipt of various development permits.

In addition, Alter has the option to participate, up to 49%, in any WTE project developed by the JV.

The JV intends to advance new and existing opportunities in the US market, as well as continue to aggressively pursue opportunities in Ontario which remains a key target market.

Jacoby Energy is obligated to contribute US$8 million in the first three years, after which Jacoby Energy has the option to terminate the agreement. If Jacoby Energy chooses not to terminate, it will fund the next US$7 million of JV expenses, after which both companies will fund the JV based on their respective ownership. The JV agreement includes an initial 6 month term to formalize commercial product and service sales agreements where both parties have an option to terminate if not satisfactorily completed. Jacoby Energy will maintain its exclusive access to the Westinghouse Plasma Gasification Technology for waste feedstock producing steam or electricity by meeting predetermined levels of technology sales.

Mark Montemurro, President and CEO of Alter notes, "This joint venture agreement is another tangible example (like the NRG agreement released April 28, 2007) of our use of strategic joint ventures to accelerate our market penetration and mitigate risk. I am excited to be working with the experienced business development team at Jacoby Energy who have a proven record of success including moving forward the world's largest plasma gasification project at St. Lucie. I believe this relationship will add significant value to both companies."

"At Jacoby Energy, we believe that we can be more efficient and offer more as a company when we form strategic partnerships with companies like Alter NRG," said Jim Jacoby, Chairman and CEO of The Jacoby Group, the parent company of Jacoby Energy. "Since 2003 we have been working with Westinghouse Plasma Corporation as our technology partner for plasma gasification projects, and we are thrilled that we will continue to work with Alter in this capacity."

ABOUT ALTER NRG

Alter is pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

ABOUT JACOBY ENERGY DEVELOPMENT, INC.

Jacoby Energy Development, Inc. (Jacoby Energy) is an alternative and renewable energy company focused on providing environmentally sustainable and economically viable alternative energy solutions. Jacoby Energy is committed to working with communities and municipalities, in public-private partnerships, to implement the most appropriate and tailored technology that fits the needs and challenges of the community. Headquartered in Atlanta, Georgia, Jacoby Energy is a wholly-owned subsidiary of The Jacoby Group, a consortium of companies focused on real estate, sustainability,

renewable and alternative energy, education and research, and media – all with an emphasis on sustaining quality of life.

For further information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

Yona Benstock, Edelman for Jacoby Energy
(404) 460-1491 yona.benstock@edelman.com

ADVISORIES:

Certain statements in this disclosure may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this disclosure, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", and other similar terminology. These statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this disclosure. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this disclosure are based upon what Management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this disclosure, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances. This disclosure may contain forward-looking statements pertaining to the following: capital expenditure programs; supply and demand for the Company's services and industry activity levels; commodity prices; income tax considerations; treatments under governmental regulatory regimes and other risk factors as disclosed in the Company's long-form prospectus dated April 10, 2007 available on SEDAR at www.sedar.com. No assurance can be given that any of the JV projects will be developed or advanced, nor can any assurance be given that any such JV projects will be financially accretive to the Company.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ALTER NRG

TSX:V - NRG

ALTER NRG CORP. PARTICIPATES IN 27TH ANNUAL GLOBAL GROWTH CONFERENCE

Calgary, Alberta - August 7, 2007 - Alter Nrg Corp. ("Alter" or the "Company") is presenting today in the 27th Annual Global Growth Conference hosted by Canaccord Adams. A copy of the corporate presentation can be found on the Company's website at www.alternrg.ca.

The Company has also filed its 2006 Annual Report which will be available on SEDAR at www.sedar.com beginning tomorrow. The financial information has been previously provided in the final long-form prospectus filed April 10, 2007.

ABOUT ALTER NRG

Alter is pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulphur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

For further information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

ADVISORIES:

Certain statements in this disclosure may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this disclosure, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", and other similar terminology. These statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this disclosure. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results

discussed in the forward-looking statements. Although the forward-looking statements contained in this disclosure are based upon what Management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this disclosure, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances. This disclosure may contain forward-looking statements pertaining to the following: capital expenditure programs; supply and demand for the Company's services and industry activity levels; commodity prices; income tax considerations; treatments under governmental regulatory regimes and other risk factors as disclosed in the Company's long-form prospectus dated April 10, 2007 available on SEDAR at www.sedar.com. No assurance can be given that any of the JV projects will be developed or advanced, nor can any assurance be given that any such JV projects will be financially accretive to the Company.

ALTER NRG

TSXV - NRG

ALTER NRG REPORTS SECOND QUARTER 2007 ACTIVITIES AND FINANCIAL RESULTS, ANNOUNCES APPOINTMENT OF THE CHIEF OPERATING OFFICER AND AN APPOINTMENT TO THE BOARD OF DIRECTORS

Calgary, Alberta, August 27, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to report on its corporate activities and financial results for the three-month and six-month periods ended June 30, 2007, and to announce the appointment of James Fitzowich to the position of Chief Operating Officer. In addition, the Company is pleased to announce that Mark Montemurro, President and CEO of Alter Nrg, was appointed to the Company's Board of Directors at the August 20, 2007 Special General Meeting. The following are the highlights for the second quarter of 2007 and the period up to August 23, 2007:

Q2 HIGHLIGHTS (TO AUGUST 23, 2007)

- Completed an Initial Public Offering (IPO) – 17,888,889 common shares at $2.25/share for gross proceeds of $40.2 million (April 17, 2007)
- Closed the US$29 million acquisition of Westinghouse Plasma Corporation (WPC), a world-class plasma gasification technology company (April 17, 2007)
- Effected a re-organization of Alter Nrg from a Trust structure to a Corporate structure (April 17, 2007)
- Listed Alter Nrg's Common Shares on the TSX Venture Exchange under the symbol "NRG" (April 17, 2007)
- Announced a five-year technology license and partnership agreement with NRG Energy, Inc. and obtained the option to invest in all future NRG Energy developed retrofit projects; the first of which is in advanced stages of regulatory approval (April 26, 2007)
- Announced a strategic joint venture with Jacoby Energy Development Inc. and option to invest in world's largest plasma gasification project converting household waste to electricity in St. Lucie, Florida (August 2, 2007)
- Commissioned an independent evaluation of the Fox Creek and Hinton coal assets resulting in an estimate of 876 million tonnes of resource in place[1]
- Expanded the Alter Nrg team by six employees in the areas of engineering, accounting, administration, business development and investor relations and welcomed the seven technical staff from WPC

1. Fox Creek: 400 million tonnes measured plus 370 million tonnes indicated sub-bituminous C grade
   Hinton: 80 million tonnes measured plus 26 million tonnes indicated HV C bituminous grade

For more information on the Company's activities please visit www.alternrg.ca or www.sedar.com to view Alter Nrg's 2007 Second Quarter Report.

FINANCIAL RESULTS ($)	June 30, 2007			Dec. 31, 2006
Total Assets	$ 54,894,952			$ 11,919,896
Total Liabilities	$ 1,809,923			$ 663,717
Total Equity	$ 53,085,029			$ 11,256,179

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Period from Inception: March 9 to Dec. 31, 2006
Revenue	$ 583,727	$ -	$ 657,192	$ -
Net Loss	$ (3,261,763)	$ (384,038)	$ (3,573,145)	$ (1,657,891)
Net Loss per unit - basic and diluted	$ (0.09)	$ (0.04)	$ (0.14)	$ (0.16)

For the complete financial statements please visit www.alternrg.ca or www.sedar.com to view Alter Nrg's 2007 Second Quarter Report.

APPOINTMENT OF CHIEF OPERATING OFFICER

Alter Nrg is pleased to welcome James Fitzowich to the executive team in the role of Chief Operating Officer. Mr. Fitzowich is an energy executive with 20 years of experience in the electric power industry in Canada and the US, with EPCOR Utilities Inc, TransCanada Pipelines and TransAlta Utilities Corp. He has a proven track record in developing energy projects and building sizeable energy companies. At EPCOR and TransCanada, he was involved in the building of their Independent Power businesses from early stages to the creation of public companies with sizable market capitalizations. In total he has been involved in the development, acquisition or sale of approximately $3 billion in power/industrial projects over the past 12 years in both Canada and the US. More recently, Mr. Fitzowich was with Optimus Energy Partners, an investment banking firm focusing on alternative energy. Mr. Fitzowich is a professional engineer with a BSc in Electrical Engineering from the University of Alberta.

ABOUT ALTER NRG

Alter Nrg is a development-stage entity pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulfur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

For additional information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

ADVISORIES:

Certain statements in this disclosure may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this disclosure, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", and other similar terminology. These statements reflect the Corporation's current expectations regarding future events and operating performance and speak only as of the date of this disclosure. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this disclosure are based upon what Management believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this disclosure, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances. This disclosure may contain forward-looking statements pertaining to the following: capital expenditure programs; supply and demand for the Corporation's services and industry activity levels; commodity prices; income tax considerations; treatments under governmental regulatory regimes.

Form 52-109F2 - Certification of Interim Filings

I, Daniel Hay, Chief Financial Officer of Alter Nrg Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alter Nrg Corp., (the issuer) for the interim period ending June 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 23, 2007

signed "Daniel Hay"
Daniel Hay
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark Montemurro, President and Chief Executive Officer of Alter Nrg Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alter Nrg Corp., (the issuer) for the interim period ending June 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 23, 2007

signed "Mark Montemurro"
Mark Montemurro
President and Chief Executive Officer

ALTER NRG

SECOND QUARTER REPORT • JUNE 30, 2007



CLEAN • EFFICIENT • ALTERNATIVE ENERGY SOLUTIONS

Q2 HIGHLIGHTS (to August 23, 2007)

- Completed an Initial Public Offering (IPO) – 17,888,889 common shares at $2.25/share for gross proceeds of $40.2 million (April 17, 2007)
- Closed the US$29 million acquisition of Westinghouse Plasma Corporation (WPC), a world-class plasma gasification technology company (April 17, 2007)
- Effected a re-organization of Alter Nrg from a Trust structure to a Corporate structure (April 17, 2007)
- Listed Alter Nrg's Common Shares on the TSX Venture Exchange under the symbol "NRG" (April 17, 2007)
- Announced a five-year technology license and partnership agreement with NRG Energy, Inc. and obtained the option to invest in all future NRG Energy developed projects; the first of which is in advanced stages of regulatory approval (April 26, 2007)
- Announced a strategic joint venture with Jacoby Energy Development Inc. and an option to invest in the world's largest plasma gasification project converting household waste to electricity in St. Lucie, Florida (August 2, 2007)
- Commissioned an independent evaluation of the Fox Creek and Hinton coal assets resulting in an estimate of 876 million tonnes of resource in place[1]
- Expanded the Alter Nrg team by six employees in the areas of engineering, accounting, administration, business development and investor relations and welcomed the seven technical staff from WPC

[1] See table on page 6

Our vision is to become a senior energy producer and a North American leader in the development of innovative gasification projects.



Clean Energy through the power of *Plasma*.

Alter Nrg has a tangible vision, a strong team, leading technologies, a large coal asset and financial strength — we are well positioned for the growth opportunities ahead.

CONTENTS

Highlights 1
President's Message 2
Operations 3
Focus on People 8
About our Strategic Partners 9
Management's Discussion & Analysis 10
Financial Statements 18
Notes to the Financial Statements 22
Corporate Information .... IBC

Alter Nrg Corp. (TSX-V: NRG)

PRESIDENT'S MESSAGE

The second quarter of 2007 was characterized by an important transition for Alter Nrg. Having now assembled the key components of our business plan – a clear vision, a large resource asset, a proven and leading technology, experienced management and technical teams, the appropriate corporate structure and financial strength - our focus shifted to execution of the business plan. Two important strategic partnerships were forged in the power retrofit market and the waste-to-energy market. Through these partnerships, Alter Nrg has accomplished in a short space of time what would otherwise have possibly taken years. We have leapfrogged ahead in these markets as we benefit from our partners' existing operations, industry knowledge, established distribution channels and financial strength. As well, each partnership agreement has provided Alter Nrg with an option to participate in an existing project that is well advanced in the regulatory process. If we choose to participate in one or both of the projects, we will have by-passed the substantial effort and risks inherent in moving a project from early conceptualization through the many regulatory hurdles, and we will have accelerated the implementation of our business plan. These strategic partnerships are core to Alter Nrg's business plan and have positioned the company for significant and accelerated growth.

The second quarter was also Alter Nrg's first quarter as a publicly traded company. Ongoing changes to environmental and energy policy have led to market conditions that are favourable to gasification solutions. In this exciting and opportunity-rich environment, Alter Nrg's vision and business plan have been well received by the marketplace.

A key milestone for Alter Nrg was the acquisition of Westinghouse Plasma Corporation (WPC), a proven industry technology leader. The synergies generated by combining this core technology with our business development, facility construction, and financial expertise in this opportunity-rich environment are creating value for our shareholders. Alter Nrg, through its newly forged partnerships, has been successful in enhancing WPC's market penetration, expanding use of the technology in the waste-to-energy market and introducing the technology to the power retrofit market. Through near-term projects with our strategic partners WPC has become the exclusive supplier for up to $60 million in potential technology sales that we expect to generate cash flows in the 2008 to 2010 timeframe. As well Alter Nrg has an option to take up to a 25% equity interest in these projects. This core technology will continue to play an important role in achieving the broader Alter Nrg business plan.

While we are excited about the near-term opportunities in the waste-to-energy and power retrofit markets, we have not lost sight of the long-term high-impact projects in the coal-to-liquids and petroleum coke markets. In the second quarter, we refined the Fox Creek coal resource geological model to include over 200 additional delineation bore holes to provide the basis for a coal reserves report. We have also been forming our project teams to ensure ongoing focus and progress in developing these long-term markets. As we have done in the waste-to-energy and power retrofit markets, Alter Nrg will be looking for strategic partners in order to pursue, in as expeditious a manner as possible, these large-scale and capital intensive coal and petroleum coke projects. The coal-to-liquids and petroleum coke markets remain critical to achieving our long-term objective of becoming a senior energy producer.

As Alter Nrg evolves we continue to build our "top notch" team – a team that is execution focused. In this report we will be highlighting two members of our technical team, Dr. Pieter van Nierop, Gasification Lead, who recently joined Alter Nrg, and brings with him a wealth of experience, and Alex Gorodetsky, Staff Gasification Engineer who has been part of the team building Alter Nrg for just over a year.

The Alter Nrg team is determined to maintain the fast paced growth and high rate of achievement, throughout 2007 and thereafter, that has characterized our start-up. As we move into the implementation phase of our business strategy, we look forward to the many new challenges and exciting opportunities that are the trademarks of this dynamic growth market.

(signed "Mark Montemurro")

Mark Montemurro
President and CEO
August 23, 2007

OPERATIONS

BUSINESS MODEL AND STRATEGIC OBJECTIVES

Alter Nrg is a publicly-traded (TSX-V: NRG) Canadian company providing clean efficient alternative energy solutions through gasification. Our vision is to become a senior energy producer and a North American leader in the development of innovative gasification projects in four market divisions:



ALTER NRG
Corporate entity providing strategic direction, business development and project financing
Westinghouse Plasma Corporation (WPC)
Alter Nrg subsidiary, licenses and sells plasma gasification technology and products worldwide
Waste-To-Energy (WTE)
Power Plant Retrofits
Coal-To-Liquids (CTL)
Petroleum Coke (Petcoke)
North American market divisions focused on project development to generate recurring energy revenues using strategic partnerships to mitigate risk and accelerate growth

We expect to achieve our vision through two key growth strategies:

- Building our balance sheet through staged growth, with exponential cash flow and earnings growth as new projects are layered in:
    - In the **short term** we are targeting immediate cash flow potential and pursuing smaller scale near-term opportunities with existing partners in established WTE and Power Plant Retrofit markets
    - Over the **longer term**, Alter Nrg's focus will be on replicating larger scale WTE and Power Plant Retrofits, and development of high impact, large scale CTL and Petcoke projects with strategic partners
- Creating strategic partnerships in each of our market segments to accelerate our growth and mitigate risks through partners that provide:
    - existing operations and industry knowledge
    - established distribution channels
    - financial strength

MARKET DIVISIONS

WASTE-TO-ENERGY DIVISION

CONVERTING MUNICIPAL, INDUSTRIAL AND COMMERCIAL WASTE INTO POWER AND STEAM

"This joint venture agreement is another tangible example of our use of strategic joint ventures to accelerate our market penetration and mitigate risk. I am excited to be working with the experienced business development team at Jacoby Energy who have a proven record of success, including moving forward the world's largest plasma gasification project at St. Lucie. I believe this relationship will add significant value to both companies."

- Mark Montemurro, President and CEO, Alter Nrg.

MARKET OPPORTUNITY

- North America generates approximately 317 million tonnes per year of of garbage, of which only 10% is thermally treated – Japan treats 70% and Europe 40%
- One large plasma gasification WTE facility can process 1 million tonnes per year, eliminating the need for landfills while producing green energy and reducing greenhouse gas emissions
- Large areas in North America are choosing not to permit landfills and are searching for alternatives
- Alter Nrg generates revenue through power sales and tipping fees (charging waste companies to process their trash)

CREATING VALUE

- Alter will create value for shareholders in two ways:
    - Sales of WPC technology
    - Participating on an equity basis in WTE facilities
- WPC technology was chosen by JEDI for the world's largest gasification facility, to be located in St. Lucie Florida

STRATEGIC JOINT VENTURE WITH JACOBY ENERGY DEVELOPMENT INC. (JEDI)

- Alter Nrg has a 49% interest in the joint venture, with JEDI having 51%
- Alter Nrg is contributing the exclusive use of the WPC technology for WTE projects, in exchange for JEDI funding the first $15 million in joint venture G&A costs
- Alter Nrg retains 100% of WPC technology product and service revenues
- JEDI has identified and is advancing numerous additional opportunies
- Alter Nrg has the option (but not the obligation) to make an equity investment in all JV developed projects

ST. LUCIE WTE PROJECT

- Alter Nrg has the option to invest up to 25% in the St. Lucie WTE project
- The facility will initially process more than 1,000 tons/day of garbage, expanding to 3,000 tons/day
- Regulatory and project financing approvals have been received and the project is expected to be operational in 2 to 3 years
- The cost to build the entire facility is estimated at US$450 million
- The project will generate technology revenues to WPC of US$40 million to US$50 million


Storage and Conveyor
MSW Receiving, Sorting, Processing & Storage Building
Plasma Building
Syn-Gas Cleaning
Power Building
Power Plant Stack
Power Substation
Cooling Towers
Future site of Geoplasma WTE facility, St. Lucie, Florida

ALTER NRG CORE TECHNOLOGY	+	GEOPLASMA MARKET PENETRATION	=	ACCELERATED & EXPANDED OPPORTUNITIES

POWER PLANT RETROFIT DIVISION

RETROFITTING OLDER COAL-FIRED POWER PLANTS INTO MODERN CLEAN ENERGY FACILITIES

"This is a very exciting opportunity to advance WPC's plasma gasification technology in the rapidly growing US coal gasification marketplace. Partnering with NRG will provide us with access to a wealth of technical data and operational experience along with the potential for rapid growth through our optional equity participation in future projects."

- Mark Montemurro, CEO, Alter Nrg



Typical coal-fired power plant opportunity producing 120MW

MARKET OPPORTUNITY

- More than 320 coal-fired generation units are nearing the end of their economic life because they can't meet new emissions standards – each retrofit represents a $15 million to $30 million sale of WPC technology
- Decades of additional annuity income will be generated through power plant retrofits in which Alter Nrg has the option to be a project partner

CREATING VALUE

- Retrofitting the coal-fired generation units with WPC technology allows those facilities to meet the strictest emissions standards and create electricity capacity on brownfield sites in areas of high power demand
- The cleaner combustion process allows old facilities to meet increasingly stringent environmental standards through a 60% reduction in NOx and a 95% reduction in SO_2 and Mercury
- Retrofitting is less costly than building new facilities
- Biomass and other carbon neutral fuels can be mixed with coal to reduce CO_2 emissions

STRATEGIC PARTNERSHIP WITH NRG ENERGY (NRG)

- With a $10 billion market cap, NRG is the largest independent power producer in the United States
- Through this partnership, Alter Nrg is accelerating its project opportunities and gaining access to industry expertise
- Alter Nrg has the option to make an equity investment of 10% to 25% in all retrofit projects
- NRG's first retrofit project is in the advanced stages of regulatory approval
- NRG has a dedicated team focused on the development of plasma gasification opportunities called "NRG Plasma Power" (See About our Strategic Partners on page 9)

COAL-TO-LIQUIDS (CTL) MARKET DIVISION

CONVERTING A CHEAP, ABUNDANT FEEDSTOCK INTO HIGH-VALUE LIQUID FUELS LIKE DIESEL

MARKET OPPORTUNITY

- The CTL gasification process has been in commercial application around the world for more than 30 years
- In North America, coal is a cheap and abundant feedstock, with 268 billion tons of coal reserves in the United States alone
- Coal transforms into high-value liquid fuels such as high cetane sulfur-free diesel


CAPITALIZING ON THE SPREAD BETWEEN COAL AND OIL
ADDING VALUE
● Oil
● Natural Gas
○ Coal
450
400
350
300
250
200
150
100
50
0
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
Source: World Coal Institute "Coal: Liquid Fuels" October 2006

CREATING VALUE

- Alter Nrg owns 876 million tonnes[1] of central Alberta coal and a leading gasification technology
- Our coal resource is sufficient to produce 50,000 bbls/d of liquid fuels for 50 years[1]
- Our coal resource is specifically suited for gasification due to its
    - close proximity to major light oilfields for CO_2 sequestration, and
    - close proximity to infrastructure, refineries and end markets

EXECUTION PLAN

- In 2008, Alter Nrg plans to initiate the regulatory process for a CTL project, identify strategic partnerships and create a detailed project plan


Fox Creek
Coal Resource

	Fox Creek (Subbituminous C)	Hinton (HV C Bituminous)
Measured	400	80
Indicated	370	26
Total in place	770	106

RESOURCE + TECHNOLOGY + EXECUTION PLAN = 50,000 bbls/d for 50 YEARS

[1] Resource conversion ratios are preliminary estimates only

PETROLEUM COKE MARKET DIVISION

CONVERTING THE ENERGY RICH BY-PRODUCT OF UPGRADING (PETROLEUM COKE) TO USEABLE ENERGY

MARKET OPPORTUNITY

- Petroleum coke is a high quality feedstock with an energy value of 15,000 Btu/lb
- It is an abundant waste product of the upgrading process and therefore a low cost feedstock
- It can replace natural gas (eg. in the oilsands) or be converted to liquid fuels
- Natural gas requirements in the oilsands are expected to reach 2.1 Bcf/d by 2015, almost quadruple the 2005 demand

Alberta Energy Research Institute (AERI) predicts "Alberta destined to develop world's largest gasification capacity".

Figure 2 - Projected Natural Gas Consumption at Alberta Oilsands


Actual
Projected
Bcf/d
2.5
2.0
1.5
1.0
0.5
0.0
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Mining & Upgrading
In Situ

(Source: Alberta Energy and Utilities Board and National Energy Board, "Canada's Oilsands, Opportunities and Challenges to 2015", June 2006)

CREATING VALUE

- WPC's plasma gasification technology is flexible and scaleable allowing for use on a smaller scale and in a wide variety of applications
- A gasifier could be integrated with a SAGD project to provide the necessary syngas for steam generation or to produce an upgraded light oil product
- Alberta, Alter Nrg's home market, is a unique confluence of feedstock, infrastructure, industry development, and access to end markets
- Alter Nrg is focused on projects that include CO_2 capture

Alberta Energy Research Institute Summary:

Gasification of coke/asphaltenes/coal can replace natural gas and provides integration across energy systems creating value for all the hydrocarbon assets

- Clean power
- Source of heat and hydrogen in the oil sands industry
- Feedstock for fertilizer and methanol production
- A future source of petrochemicals and ultra-clean fuels
- Allows for capture and storage of CO_2, enabling enhanced oil and gas recovery to be expanded

AERI Alberta Energy Research Institute

FOCUS ON PEOPLE

DR. PIETER VAN NIEROP, PhD., MBA
Gasification Lead



- PhD. degree in Chemistry from Potchefstroom University (South Africa) and a MBA degree from the University of South Africa
- The bulk of his professional career experience is with Sasol, an international oil, gas and petrochemicals company and world leader in the area of coal gasification, head-quartered in South Africa
- Dr. van Nierop began his career in 1988 as a coal scientist where he developed and managed key projects from the idea stage through the pilot and large scale test stages
- As Technology Manager for Gasification at Sasol and later as Managing Director of Sasol-Lurgi Technology Company he was accountable for the overall development, application, packaging and integrity of the gasification technology package and the associated intellectual property. He also successfully co-ordinated a gasification technology development program, including full scale testing of newly developed technology
- His experience also includes gasification related front-end development work in the Alberta Oil Sands as Project Manager/Business Development Manager at Bantrel and as Gasifier Process Lead at Shell Canada

ALEX GORODETSKY, P.Eng., MBA
Staff Gasification Engineer



- Chemical Engineering degree and an MBA degree from the University of Alberta
- Successfully advanced plasma based, high temperature processes from the lab to commercial scale industrial use
- Successfully transitioned the technology of an industrial coatings manufacturer from a complex and uneconomical process to a profitable commercial process, enabling the sale of the patented technology and the establishment of an exclusive license agreement by an industrial furnace producer
- His most recent work experience with Luscar as Project Leader, Business and Technology Development, includes the evaluation and piloting of entrained flow low rank coal gasification, and the development of a feed conditioning process for slurry-fed gasification

Part of our Mission: We invest in the skills of our people who will provide the creativity, determination, and passion to generate growth in shareholder value.

ABOUT OUR STRATEGIC PARTNERS

JACOBY ENERGY DEVELOPMENT, INC.

Jacoby Energy Development, Inc. (Jacoby Energy) is an alternative and renewable energy company focused on providing environmentally sustainable and economically viable alternative energy solutions. Jacoby Energy is committed to working with communities and municipalities, in public-private partnerships, to implement the most appropriate and tailored technology that fits the needs and challenges of the community. Headquartered in Atlanta, Georgia, Jacoby Energy is a wholly-owned subsidiary of The Jacoby Group, a consortium of companies focused on real estate, sustainability, renewable and alternative energy, education and research, and media – all with an emphasis on sustaining quality of life.

- Developer of the Atlantic Station, a multi-billion dollar commercial and residential development in Atlanta, Georgia
- Existing operations in the alternative energy market through landfill gas capture facilities
- Winner of the following awards:
    - 2006 Distinguished Conservationist Award
    - 2006 ACEC Award for Excellence in Engineering Design
    - 2004 Phoenix Award for Excellence in Brownfield Development
    - 2004 ARGON Award for Improving the Environment through Visionary and Innovative Real Estate Development Practices



- News coverage with ABC News, Fox News, Popular Magazine, Wall Street Journal, Financial Times, Globe and Mail, National Post and a variety of others
- Strong network and existing business alliances including Waste Management, Johnson Controls, Washington Group International, MACTEC Engineering, and Georgia Tech Research Institute

"At Jacoby Energy, we believe that we can be more efficient and offer more as a company when we form strategic partnerships with companies like Alter NRG," said Jim Jacoby, Chairman and CEO of The Jacoby Group, the parent company of Jacoby Energy. "Since 2003 we have been working with Westinghouse Plasma Corporation as our technology partner for plasma gasification projects, and we are thrilled that we will continue to work with Alter in this capacity."

NRG ENERGY INC.

One of the leading electricity generators in the US Northeast, with a market capitalization of US$8.9 billion, NRG owns and operates approximately 24,175 MW of power generation assets, most of which are located in the United States. NRG is a Fortune 500 company and is publicly traded on the New York Stock Exchange.

NRG has a dedicated team focused on the development of plasma gasification opportunities:

> "Energy experts tell us that coal reserves are America's most important energy resource. But that is only part of the story. At NRG Energy, Inc., we believe America's most important resource is innovation—innovation in applying technology that uses solid fuels including coal and biomass in an economic, environmentally prudent manner.
>
> To satisfy growing energy requirements, it is essential to develop additional generation and transmission infrastructure. We can reduce these requirements by retrofitting existing power plants with technology that makes it unnecessary to abandon those plants, the people who operate them, the vendors who sell goods and services to them, and the communities who benefit from them.
>
> NRG is helping build the next generation of America's energy infrastructure. One of the ways we propose to do so is by using Plasma Gasification Technology to repower environmentally challenged solid fuel power plants".

The following management's discussion and analysis ("MD&A") for Alter Nrg Corp. ("Alter Nrg" or the "Corporation"), prepared as at August 23, 2007, provides a review of the corporations financial results for the three and six month periods ended June 30, 2007 and consideration of future opportunities. The MD&A should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the Corporation for the three and six months ended June 30, 2007 and the audited consolidated financial statements of Alter Nrg Income Fund (the "Fund") for the period from inception on March 9, 2006 to December 31, 2006. The unaudited consolidated financial statements, and extracts of those financial statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Certain other information with respect to the Corporation is available on Alter Nrg's website ***(www.alternrg.ca)*** *and in previous public filings, including the Corporation's Final Long Form Prospectus filed April 10, 2007, available through SEDAR* ***(www.sedar.com).***

In the interest of providing existing and potential investors in Alter Nrg with information regarding future plans and operations, certain statements and graphs throughout this document contain "forward-looking statements". Expressions such as "anticipate", "expect", "project", "believe", "estimate" and "forecast" should be used to identify these forward-looking statements. The Corporation believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CORPORATE OVERVIEW

Due to the potential impact of the October 31, 2006 pronouncement on the taxation of Trusts by the federal Government of Canada, the Fund reorganized from a trust structure to a corporation. The Fund's Unitholders voted in favour of the reorganization on April 17, 2007. For the purpose of the reorganization, Alter Nrg Corp. ("Alter Nrg" or the "Corporation") was incorporated on February 20, 2007 under the Business Corporations Act (Alberta). Upon completion of the reorganization on April 17, 2007, the Fund's Unitholders exchanged all of their Trust Units of the Fund on a one-for-one basis for Common Shares of the Corporation and the Fund became a wholly-owned subsidiary of the Corporation.

The Corporation is following the continuity of interest basis of accounting after completion of the reorganization whereby the Corporation is considered a continuity of the Fund. As a result, the comparative period figures are those of the Fund while the results of operations and cash flow include the Fund's results for the period up to and including April 16, 2007 and the Corporation's results of operations and cash flow from April 17, 2007 to June 30, 2007.

Alter Nrg is in the business of pursuing alternative gasification energy solutions to meet the growing demand for energy in world markets. Our vision is to become a leader in the development of innovative gasification projects for the commercial production of energy. Our success will be measured through energy production – by barrels of sulfur-free diesel, steam, power, or synthetic natural gas, all of which are fundamental products for the world's growing energy needs.

Our Mission is to participate in financially accretive projects in the emerging alternative energy market to maximize returns for our investors. We endeavor to be a leader in innovative gasification related technologies applied to produce profitable and clean alternative energy solutions. We invest in the skills of our people who will provide the creativity, determination and passion to generate growth in stakeholder value. We will be transparent and fair in our activities and work together to form positive relationships in the communities in which we operate and with all of our stakeholders.

On April 17, 2007 Alter Nrg had significant changes to the business including:

- Acquisition of Westinghouse Plasma Corporation ("WPC") a private US plasma gasification company
- Becoming publicly listed on the TSX Venture exchange
- Raising additional capital to fund business development efforts

CORPORATE OVERVIEW (continued)

WPC has a leading plasma gasification technology and has had historic profitable operations by selling engineering services and product sales in the gasification industry. Alter is implementing sales, marketing and business development processes to increase technology revenues from WPC in the short-term. Additionally, management plans to generate income from gasification projects, including two option agreements that have been entered into through strategic joint venture relationships. The first is a joint venture with Jaboby Energy Development, Inc.("JEDI") giving Alter Nrg the option to participate, up to 25%, in the world's largest plasma gasification project in St. Lucie County Florida converting household waste into electricity; the second is a license agreement with NRG Energy which is the largest independent power producer in the US. NRG Energy has an identified project in Massachusetts retrofitting a coal fired power plant to a plasma gasification power facility of which Alter Nrg has an option to participate for up to 25%. Details of both projects can be found in our press releases available on **www.sedar.com** and in the operations section of this report. Longer-term goals are to utilize the Corporation's coal resource base, and expand the WPC technology into other market segments to achieve our vision of becoming a senior energy producer.

ACQUISITION OF WPC

On April 17, 2007, the Corporation acquired 100% of the issued and outstanding shares of a private U.S. plasma gasification company, Westinghouse Plasma Corporation ("WPC"). The results of WPC's operations have been included in the Corporation's consolidated results since that date. WPC designs, manufactures and services plasma torch systems and applications throughout the world.

The Corporation paid an aggregate purchase consideration of $33,510,892, including $651,580 of legal and professional fees incurred related to the acquisition. The purchase price was funded by payment of $22 million USD ($24,893,000 at the actual exchange rate on April 17, 2007 of 1.1315) in cash and $7 million USD ($7,966,312 at the rate of 1.1380) worth of Common Shares at a price of $2.25 per Common Share. The fair value assigned to the Common Shares is based on the price established by the Corporation's Initial Public Offering (the "IPO").

A total of $5.1 million USD of the purchase price consideration ($4.1 million USD in cash and $1 million USD in Common Shares) to the principal shareholder of WPC is being held in escrow. This escrowed amount will be released in equal monthly installments beginning one month after closing and up to December 15, 2007 if the principal shareholder is still employed and active in the business. As such, the $5.1 million USD ($5,770,650 at an exchange rate of 1.1315) is treated as compensation expense for accounting purposes and will be amortized on a straight line basis over the 8 month period.

Consideration for the acquisition of WPC has been allocated to the fair value of the assets acquired and liabilities assumed as follows:

Net assets acquired:		
Working capital, deficiency, excluding inventory	$	(84,537)
Inventory		168,961
Future income taxes		113,527
Goodwill		27,542,291
Fair value of net assets acquired and total purchase price		27,740,242
Additional consideration:		
Deferred compensation expense		5,770,650
Total consideration		33,510,892
Purchase Consideration		
Cash		25,544,580
Common Shares		7,966,312
	$	33,510,892

The remaining goodwill relates to the technology acquired from WPC, including the technological processes, patents, designs and engineering expertise.

U.S. RESULTS FROM WPC ACQUISITION

	Period from WPC acquisition on April 17 to June 30, 2007
Sales revenue	$ 448,820
Selling costs	(152,235)
General & administrative expenses ("G&A")	(462,438)
Net Loss	**$ (165,853)**

The US results relate to the WPC acquisition and the continuing operations which do engineering, design, and equipment sales of plasma arc gasification systems. The sales revenues are related to an equipment sale in India and engineering service revenues on other projects. Going forward, management expects revenues to increase as increased sales, marketing and business development processes are implemented and as the plasma arc gasification market grows.

The G & A expenses are higher than historical levels (see historical WPC financial statements in the long-form prospectus dated April 10, 2007) due to management's investment in the business operations and business development activities. The selling costs are direct materials, and direct expenditures related to the products and services provided, exclusive of labor and reflect standard rates.

CANADIAN RESULTS FROM CORPORATE OPERATIONS

	Three month period ended June 30, 2007	Six month period ended June 30, 2007
Interest income	$134,907	$ 205,597
G&A	$925,622	$1,258,262

Canadian G&A was $925,622 for the three month period ended June 30, 2007 vs. $322,640 for the three month period ended March 31, 2007. The increase in G&A of $592,982 for the three month period ended June 30, 2007 versus the three month period ended March 31, 2007 relates primarily to an increase in bonuses and salaries and wages with increased staffing as part of Alter Nrg's corporate growth strategy and consulting fees related to recruitment.

The largest G&A expenses in the six month period includes employee salaries of $842,403 and general consulting costs of $221,905 which relate to the Corporation's management team, investor relations and building the team. The remaining G&A is for office rent, employee benefits, business travel, information technology costs and the general costs of setting up and maintaining an office.

Prepaid expenses of $276,198 relates to deposits on office and prepaid insurance. The increase relates primarily to prepaid insurance as WPC is an operational entity with a pilot testing operation in the US and requires additional insurance.

INTEREST INCOME

	Three month period ended June 30, 2007	Six month period ended June 30, 2007
Interest income	$134,907	$208,372

Interest income of $134,907 and $208,372 for the three and six month periods ended June 30, 2007, respectively, relates primarily to term deposits which are invested in short-term, interest-bearing investments with a major Canadian chartered bank. The investments were made with net proceeds received from the Fund's Unit issuances in 2006 and January 2007 and the Corporation's IPO on April 17, 2007 and IPO over-allotment on May 16, 2007 (see the Equity section for details).

INCOME TAXES

The income tax recovery of $71,733 relates to non-capital losses incurred by WPC in the United States at a tax rate of 44%. It is estimated that WPC will use these losses within the year as it has commercial operations and is projected to have taxable income within the next fiscal year.

The Corporation had a loss from operations in Canada for the three and six month periods ended June 30, 2007, which resulted in a corresponding future income tax recovery. The Corporation took a full valuation allowance on the future income tax asset and tax recovery, as without commercial operations it cannot be considered more likely than not that the future income tax benefits could be realized.

LOSS AND CASH FLOW USED IN OPERATIONS

	Three month period ended June 30, 2007	Six month period ended June 30, 2007
Loss	$(3,261,763)	$(3,573,145)
Cash flow used in operations	$(1,208,725)	$(1,813,288)

The consolidated loss for the three and six month periods ended June 30, 2007 was $3,261,763 and $3,573,145, respectively. During the three month period ended June 30, 2007, $1,388,060 related to SG&A costs. The remaining amount related to non-cash charges for depreciation and amortization of $1,816,883 of which $1,803,000 related to amortization of deferred compensation expense related to the acquisition, and stock-based compensation of $559,501. The loss was offset by sales of $448,820 and interest income of $134,907. Looking forward, management is improving the sales, marketing and business development processes within WPC to increase sales for 2008.

Consolidated cash flow used in operations was $1,208,725 for the three month period ended June 30, 2007 and $1,813,288 for the six month period ended June 30, 2007 which represents the current cash expenditures for direct cost of goods and G&A costs offset by sales revenue and interest income.

CAPITAL EXPENDITURES

A breakdown of the capital additions for the three and six month period ended June 30, 2007 is as follows:

	Three month period ended June 30, 2007	Six month period ended June 30, 2007
Deferred costs	$ 347,891	$ 585,687
Resource property assessment	133,804	203,941
Office and computer equipment	112,390	125,598
Total capital expenditures incurred in the period	**$ 594,085**	**$ 915,226**

Capital expenditures related to deferred costs consist of engineering evaluations, development work related to the plasma arc gasification systems, and costs related to setting up the joint venture with JEDI (see Corporate Overview for details). These costs will be amortized at the point in time a commercial project is substantially completed.

The resource property assessment costs relate to geological studies and consultants to advance the coal resource owned by the Company. Office and computer equipment spending has increased consistent with the increase in labour force both in WPC and at the head office in Calgary.

A break down of the deferred costs incurred from inception of the Corporation to June 30, 2007 are as follows:

	From inception to June 30, 2007
Engineering studies	$ 827,763
Less government grants for engineering studies	(124,418)
WPC pilot testing and technology evaluation	663,536
Deferred project development costs	113,849
Deferred costs balance at the end of the period	**$ 1,480,730**

QUARTERLY INFORMATION

	2006		
	Q2*	Q3	Q4
Capital expenditures	$ 514,822	$ 1,484,248	$ 804,267
Interest income	-	32,724	50,642
Net loss	$ (384,038)	$ (428,985)	$ (844,868)
Net loss per Unit	$ (0.04)	$ (0.03)	$ (0.06)

* Period from inception (March 9, 2006) to June 30, 2006. The Fund had no significant activity in Q1 2006 from inception on March 9 to March 31, 2006.

	2007	
	Q1	Q2
Capital expenditures	$ 321,141	$ 594,085
Interest income	73,465	134,907
Loss	$ (311,382)	$ (3,261,763)
Loss per Unit/Share	$ (0.02)	$ (0.09)

Loss in the second quarter of 2007 relates primarily to depreciation on intangible assets acquired through the acquisition of WPC. Looking forward, management is aggressively implementing sales, marketing and business development processes to increase technology revenues from WPC in the short-term. Over the long-term management plans to create income from gasification projects, of which, two option agreements have been entered into through strategic joint venture relationships.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2007, the Corporation had $18,736,544 in cash and cash equivalents resulting in an increase in cash of $11,220,719 as compared to March 31, 2007. The increase is attributed to the net cash received from the IPO after the cash payment for the WPC acquisition. The IPO gross proceeds totaled $40.2 million, of which $35 million closed April 17, 2007 and the over-allotment option of an additional 15% or $5.25 million was closed May 16, 2007. The net working capital surplus of $18,307,410 is primarily attributable to the cash and cash equivalents balances. The working capital balance provides the Corporation with the capital to continue to invest in its resource base, provide for general and administrative support for the team and fund engineering studies to provide a strong technical foundation to evaluate investment opportunities and allows for potential strategic acquisition opportunities.

EQUITY

As at June 30, 2007 and August 23, 2007, the Fund had 38,984,744 shares outstanding. On April 17, 2007, the Fund reorganized into a Corporation and 17,555,272 Units were exchanged by the Fund's Unitholder's on a one-for-one basis for Common Shares of the Corporation. The Corporation closed its IPO for 15,555,556 Common Shares at $2.25 per Common Share and total gross proceeds of $35 million on April 17, 2007. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG. In conjunction with the IPO the Corporation acquired WPC for consideration of $22 million USD cash and $7 million USD in the Corporation's Common Shares at the $2.25 IPO price.

The Corporation granted the agents of the IPO an over-allotment option which was closed on May 16, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5.25 million.

At June 30, 2007, the Corporation had 2,862,100 stock options outstanding, of which 1,448,000 were issued in the three month period ended June 30, 2007, at a weighted average exercise price of $2.35 per share.

The authorized share capital of the Corporation consists of an unlimited number of Common Shares.

CONTRACTUAL OBLIGATIONS

The Corporation has entered into operating lease agreements for office rent with future lease obligations.
The annual commitments for the next five years are as follows:

Annual Commitments	
2007	$197,000
2008	$455,000
2009	$515,000
2010	$534,000
2011	$438,000

The Corporation has annual coal lease payments of $85,792 per year for 15 years for its Fox Creek and Hinton Properties.

RELATED PARTY TRANSACTIONS

During the three and six month period ended June 30, 2007, the Corporation incurred $125,454 and $503,129, respectively, ($263,075 from inception to December 31, 2006) in corporate legal fees to a legal firm of which two officers are partners. These fees are included in general and administrative expense, WPC acquisition costs, reorganization expenditures and unit issue costs. During the period, the Corporation incurred $50,000 ($42,400 from inception to December 31, 2006) in engineering consulting fees to a firm which one of the officers was a director.

All related party transactions are done at standard market terms and conditions.

OFF-BALANCE SHEET ARRANGEMENTS

As at June 30, 2007, the Corporation does not have off-balance sheet arrangements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Corporation adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3251, Equity as described further in note 1 of the notes to the consolidated financial statements. These new accounting standards provide requirements for the recognition and measurement of financial instruments. The prospective adoption of the financial instruments standards has not affected the current balances on the consolidated financial statements as the financial instruments identified by the Corporation are at fair value.

The Corporation has also adopted various other accounting policies for the first time as a result of the acquisition on WPC.

BUSINESS CONDITIONS AND RISKS

The Corporation has the following business risks:

No History of Operations or Returns
The Corporation is in the early stages of development and has no history of earnings or operations and there can be no assurance that the Corporation will have earnings in the future. While WPC has a history of earnings and operations, there is no assurance that the WPC technology or any other assets or properties that the Corporation may acquire in the future will generate earnings, operate profitably or provide a return on investment in the future. Cost estimates and resource conversion ratios for projects disclosed throughout continuous disclosure documents are preliminary estimates only.

Reliance on Management and Key Personnel
The Corporation's success and future operations are dependent upon the abilities, expertise, experience, judgment and efforts of senior management and key technical and field personnel of the Corporation and its subsidiaries. Any loss of the services of these personnel could have a materially adverse impact on the Corporation's business, technical capabilities, operating results or financial condition or could result in delays to or abandonment of the Corporations projects and ultimately the Shareholders' investments could be negatively affected.

Business Risk
The Corporation is currently in the early stage of development and there is a risk that the Corporation's anticipated milestones will not be achieved on time, on budget or at all. The Corporation will also be subject to a variety of risks, including delays, increased construction or operational costs, interruption of operations due to many factors including, without limitation:

- challenges and issues related to the Corporation and WPC's proprietary technology;
- delays in obtaining regulatory approvals or conditions imposed by regulatory bodies;
- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency
- design errors;
- contractor or operator error;
- labour disputes, disruptions or declines in productivity;
- non-performance by third party contractors;
- inability to attract sufficient number of qualified workers;
- increases in material or labour costs;
- changes in the scope of the Corporation's business;
- violation of patents;
- disruption in the supply of energy; and
- major incidents or catastrophic events such as fires, earthquakes, storms or explosions
- changes in foreign currency for US operations

Commodity Price Risk
The Corporation is subject to the fluctuations in oil, natural gas and other commodity energy prices. It is anticipated that the gasification industry has an inherently high capital cost due to large construction projects. Nevertheless, changes in commodity prices could result in a decision by the Corporation to suspend or reduce operations because such operations are no longer economically viable. Any such suspension or reduction of operations would result in a corresponding decrease in the Corporation's revenues and earnings and could materially impact the Corporation's ability to meet customer demands and could expose the Corporation to additional expense as a result of any future long-term contracts. If production is not suspended or reduced during such period, the low differential between the price of the Corporation's end products and the cost of production could lower the Corporation's revenues.

Sensitivity to Fixed Costs
Fixed costs, including costs associated with operating losses, leases, labour costs and depreciation will account for a significant portion of the Corporation's costs and expenses. As a result, reduced productivity resulting from reduced demand, equipment failure, weather or other factors could significantly affect financial results.

Financial Risk

In order to execute its business plan, the Corporation will require a combination of additional debt and equity financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. The Corporation's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Corporation's growth and may have a material adverse effect upon the Corporation.

Additional risk factors can be found in the "Risk Factors" section of the Corporation's long-form prospectus filed April 10, 2007 on SEDAR (**www.sedar.com**).

DISCLOSURE CONTROLS AND PROCEDURES

The Corporation has established disclosure controls and procedures to ensure the timely and accurate preparation of financial and other reports. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to the appropriate members of management and properly reflected in the Corporation's filings. The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") oversaw the evaluation and implementation process and have concluded that the design and operation of disclosure controls and procedures are adequate and effective in ensuring that the information required to be disclosed under applicable securities laws is accurate and complete and filed within the time periods required.

The Corporation's CEO and CFO evaluated the design and implementation of internal controls over financial reporting and have concluded that the internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

It should be noted that while the Corporation's CEO and CFO recognize that all internal controls systems, no matter how well designed, have inherent limitations and therefore have concluded that these systems provide reasonable, but not absolute assurance, that the financial information is accurate and complete in all material respects. Any control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Corporation is currently completing an assessment of the business process controls in WPC, which was acquired on April 17, 2007 and management has not concluded on the design effectiveness as at June 30, 2007. As a result, the Corporation has relied on management review to assess the accuracy of the financial statements at the reporting date. The Corporation is in compliance with applicable legislation and intends to complete the conclusions on design effectiveness by year end.

ADDITIONAL INFORMATION

Additional information relating to Alter Nrg can be viewed at our website (**www.alternrg.ca**). Information can also be obtained by contacting Alter Nrg Corporation, Suite 420, 1414 - 8 Street. S.W., Calgary, Alberta T2R 1J6, or by calling Mark Montemurro, President & CEO, at (403) 806-3877 or Daniel Hay, CFO, at (403) 806-3881.

FINANCIAL



CONSOLIDATED BALANCE SHEETS (unaudited)

Current assets:				
Cash and cash equivalents	$	18,736,544	$	9,000,252
Accounts receivable		703,049		106,403
Prepaid expenses		276,197		23,472
Inventories		224,761		-
Future income tax benefit (note 4)		176,782		-
		20,117,333		9,130,127
Technology licence		-		299,515
Capital assets (note 5)		176,167		69,253
Resource properties		1,311,266		1,107,325
Deferred costs (note 6)		1,480,730		1,313,676
Deferred compensation (note 7)		3,967,650		-
Goodwill (note 3)		27,841,806		-
	$	54,894,952	$	11,919,896

Current liabilities:				
Accounts payable and accrued liabilities	$	1,324,029	$	663,717
Deferred revenue		485,894		-
		1,809,923		663,717
Shareholders' equity:				
Shareholders' capital (note 8)		57,430,387		12,623,817
Contributed surplus (note 9)		897,160		290,253
Deficit		(5,231,036)		(1,657,891)
Accumulated other comprehensive loss		(11,482)		-
		53,085,029		11,256,179
	$	54,894,952	$	11,919,896

Commitments (note 13)
See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT (unaudited)

[redacted]

Revenue:				
Sales	$ 448,820	$ -	$ 448,820	$ -
Interest income	134,907	-	208,372	-
	583,727	-	657,192	-
Expenses:				
Direct cost of goods provided	152,235	-	152,235	-
General and administrative	1,388,060	315,202	1,720,700	315,202
Stock based compensation (note 9)	559,501	64,038	606,907	64,038
Amortization of deferred compensation expense	1,803,000	-	1,803,000	-
Depreciation & amortization	13,883	4,798	18,684	4,798
	3,916,679	384,038	4,301,526	384,038
Loss before income taxes	(3,332,952)	(384,038)	(3,644,334)	(384,038)
Provision for income taxes (recovery)				
Current	544	-	544	-
Future	(71,733)	-	(71,733)	-
	(71,189)	-	(71,189)	-
Loss	(3,261,763)	(384,038)	(3,573,145)	(384,038)
Deficit, beginning of period	(1,969,273)	-	(1,657,891)	-
Deficit, end of period	$ (5,231,036)	$ (384,038)	$ (5,231,036)	$ (384,038)
Loss per unit/share - basic and diluted (note 10)	$ (0.09)	$ (0.04)	$ (0.14)	$ (0.04)

See accompanying notes to financial statements.

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss (unaudited)

[redacted]

Loss	$	(3,261,763)	$	(384,038)	$	(3,573,145)	$	(384,038)
Other comprehensive (loss) income								
Foreign currency translation adjustment		(11,482)		-		(11,482)		-
Total other comprehensive loss		(11,482)		-		(11,482)		-
Comprehensive loss	$	(3,273,245)	$	(384,038)	$	(3,584,627)	$	(384,038)
Accumulated other comprehensive loss – beginning of period	$	-	$	-	$	-	$	-
Total other comprehensive (loss) income during the period		(11,482)		-		(11,482)		-
Accumulated other comprehensive loss – end of period	$	(11,482)	$	-	$	(11,482)	$	-

Consolidated Statement of Cash Flows (unaudited)

[redacted]				
Cash provided by (used in):				
Operating:				
Loss	$ (3,261,763)	$ (384,038)	$ (3,573,145)	(384,038)
Add items not involving cash:				
Future income tax recovery	(71,733)	-	(71,733)	-
Stock based compensation	559,501	64,038	606,907	64,038
Depreciation & amortization	1,816,883	4,798	1,821,684	4,798
	(957,112)	(315,202)	(1,216,287)	(315,202)
Change in non-cash working capital	(437,995)	34,794	(783,383)	34,794
Change in deferred revenue	186,382	-	186,382	-
	(1,208,725)	(280,408)	(1,813,288)	(280,408)
Financing:				
Issue of share capital, net of share issuance costs	36,832,665	-	36,832,665	-
Issue of unit capital, net of unit issuance costs	-	6,721,898	333,974	6,721,898
Corporate restructing costs	(326,381)	-	(326,381)	-
Change in non-cash working capital	493,336	6,255	234,497	6,255
	36,999,620	6,728,153	37,074,755	6,728,153
Investing:				
Investment in technology licence	-	(299,515)	-	(299,515)
Acquisition of capital assets	(112,390)	(73,927)	(125,598)	(73,927)
Assessment of resource properties	(133,804)	(80,000)	(203,941)	(80,000)
Deferred costs	(347,891)	(61,380)	(585,687)	(61,380)
Acquisition of Westinghouse Plasma Corporation, net of cash acquired	(24,788,829)	-	(24,788,829)	-
Change in non-cash working capital	812,738	8,446	178,880	8,446
	(24,570,176)	(506,376)	(25,525,175)	(506,376)
Increase in cash and cash equivalents	11,220,719	5,941,369	9,736,292	5,941,369
Cash and cash equivalents, beginning of period	7,515,825	-	9,000,252	-
Cash and cash equivalents, end of period	$ 18,736,544	$ 5,941,369	$ 18,736,544	$ 5,941,369
Cash and cash equivalents consists of:				
Term deposits	$ 6,029,300	-	$ 6,029,300	$ -
Bank balances	12,707,244	$ 5,941,369	12,707,244	5,941,369
	$ 18,736,544	$ 5,941,369	$ 18,736,644	$ 5,941,369

No Interest or taxes were paid during the period.
See accompanying notes to financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 (unaudited)

1. DESCRIPTION OF THE CORPORATION AND BUSINESS

Alter Nrg Corp. (the "Corporation") was incorporated on February 20, 2007 in the Province of Alberta. In conjunction with the Corporation's Initial Public Offering on April 17, 2007, Alter Nrg Income Fund's (the "Fund") Unitholders voted in favour of reorganizing the Fund from a trust structure to a corporation. The Plan of Arrangement received regulatory and court approvals on April 13, 2007. The Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation, and the Fund became a wholly-owned subsidiary of the Corporation.

The Corporation commenced operations on April 17, 2007 as the successor to the Fund when it acquired all the trust units of the Fund for consideration of shares on a one for one basis. These consolidated financial statements follow the continuity of interest basis of accounting whereby the Corporation is considered a continuation of the Fund. As a result, the comparative period figures are those of the Fund while the results of operations and cash flow include the Fund's results for the period up to and including April 16, 2007 and the Corporation's results of operations and cash flows from April 17, 2007 to June 30, 2007. All references to the Corporation mean Alter Nrg Corp. and its predecessor Alter Nrg Income Fund.

The Fund commenced operations on March 9, 2006 and did not have any activity in the three month period ended March 31, 2006. As such, the first period of operations for the Fund is the period from commencement of operations on March 9, 2006 to June 30, 2006.

The Corporation invests in alternative energy projects using gasification and gasification related technology to create saleable energy products.

On April 17, 2007, the Corporation acquired 100% of the outstanding shares of a private U.S. company, Westinghouse Plasma Corporation ("WPC") (Note 3).

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

These unaudited interim consolidated financial statements have been prepared by management, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at December 31, 2006 and for the period from commencement of operations from March 9, 2006 to December 31, 2006, except for the adoption of new accounting standards in 2007 as described below. These interim consolidated financial statements do not include all of the information and disclosures required by GAAP applicable to annual financial statements and, therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

ACCOUNTING CHANGES

Beginning January 1, 2007 the Corporation adopted Section 1506 "Accounting Changes" the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation" which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Corporation will adopt these standards on January 1, 2008 and it is expected the only effect on the Corporation will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

COMPREHENSIVE INCOME
On January 1, 2007, the Corporation adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income. Section 1530 establishes new standards for reporting and presenting comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity of an entity during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. Any changes in these items would be presented in the consolidated statement of operations, comprehensive loss and deficit.

As a result of adopting CICA Section 1530, a new Statement of Comprehensive Loss forms part of the Corporation's consolidated financial statements. Gains and losses resulting from the translation of the assets and liabilities of the Corporation's self-sustaining foreign operation, WPC, into Canadian dollars are included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit as a separate component of OCI. The Corporation acquired WPC, a self-sustaining foreign subsidiary, on April 17, 2007 and as such there were no previously accumulated gains or losses arising from translation prior to adoption of Handbook Section 1530. The foreign currency translation adjustment for the three and six months ended June 30, 2007 of $(11,482) has been recognized into OCI.

FINANCIAL INSTRUMENTS
On January 1, 2007, the Corporation adopted the requirements of the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3251 – Equity. The adoption of the financial instruments standards has not affected the current balances on the consolidated financial statements as the financial instruments identified by the Fund which were already carried at fair value.

Section 3855 requires financial assets and financial liabilities to be initially recognized at their fair value. Measurement in subsequent periods is dependent on the classification of the financial instruments, which is dependent on the purpose for which it was acquired and its characteristics. Financial instrument classifications per the standard are "held-for-trading", "available-for-sale" or "held-to-maturity" and the classification is not changed after initial recognition.

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amounts due to their short terms to maturity.

The Corporation does not have any derivatives as defined by Section 3855. The Corporation also reviewed its contractual agreements for embedded derivatives and the Corporation has no embedded derivatives.

Section 3251 replaces section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during the reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheet.

FOREIGN CURRENCY TRANSLATION
The Corporation accounts for WPC, its wholly owned U.S. subsidiary, as a self sustaining entity using the current rate method whereby revenues and expenses of WPC are translated at the average exchange rate for the period and assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from translation of WPC are included in the cumulative translation adjustment in OCI.

REVENUE RECOGNITION

Revenue is recognized when evidence of an arrangement exists, services are rendered, the selling price is fixed and determinable, and collectibility is reasonably assured.

Advance payments received from customers, in excess of revenue recognized, are classified as deferred revenue until the service is provided or the product delivered.

Revenue from long term service contracts consisting of designing and engineering services is recognized when the service has been rendered and specific milestones have been delivered. Revenue from long term contracts for plasma torch systems is recognized using the percentage-of-completion method of accounting. The degree of completion is determined by comparing the costs incurred to the total costs anticipated for the contract.

INVENTORIES

Inventories are valued at the lower of cost, determined on the first-in, first out ("FIFO") basis, and net realizable value.

GOODWILL

Goodwill represents the excess of the purchase price over the fair values of the assets purchased. Goodwill is not subject to amortization, but is tested for impairment at least annually by applying a fair value based test. Any goodwill impairment will be recognized as an expense if the carrying amount of the goodwill exceeds its fair value.

3. ACQUISITION

On April 17, 2007, the Corporation acquired 100% of the issued and outstanding shares of WPC. The results of WPC's operations have been included in the consolidated financial statements since that date. WPC is a U.S. based company that designs, manufactures and services plasma torch systems and applications throughout the world.

The Corporation paid an aggregate purchase consideration of $33,510,892, including $651,580 of legal and professional fees incurred related to the acquisition. The purchase price was funded by payment of $22 million USD ($24,893,000 at the actual exchange rate on April 17, 2007 of 1.1315) in cash and $7 million USD ($7,966,312 at the rate of 1.1380) worth of Common Shares at a price of $2.25 per Common Share. The fair value assigned to the Common Shares is based on the price established by the Corporation's initial public offering (the "Offering").

A total of $5.1 million USD of the purchase price consideration, $4.1 million USD in cash and $1 million USD in Common Shares, to the principal shareholder of WPC is being held in escrow. This consideration will be released in equal monthly installments beginning one month after closing up to December 15, 2007 if the principal shareholder is still employed and active in the business. As such, the $5.1 million USD ($5,770,650 at an exchange rate of 1.1315) is treated as deferred compensation expense for accounting purposes and will be amortized on a straight line basis over the 8 month period.

3. ACQUISITION (continued)

The acquisition has been accounted for using the purchase method with the consideration being allocated to the fair value of the assets acquired and liabilities assumed on the following basis:

Net assets acquired:		
Working capital deficiency, excluding inventory	$	(84,537)
Inventory		168,961
Future income taxes		113,527
Goodwill		27,542,291
Fair value of net assets acquired and total purchase price		27,740,242
Additional consideration:		
Deferred compensation expense		5,770,650
Total consideration		33,510,892
Purchase Consideration:		
Cash		25,544,580
Common shares		7,966,312
	$	33,510,892

The remaining goodwill relates to the technology acquired including the technological process, patents, designs and engineering expertise.

4. FUTURE TAX

Future tax asset consists of the non-capital losses incurred by the Corporation's US subsidiary, WPC, to June 30, 2007 as it is deemed more likely than not that the subsidiary will realize the non-capital losses by the end of the fiscal year.

The Corporation has future tax assets in Canada related to non-capital losses, capital assets and unit/share issue costs. The Corporation has recorded a full valuation allowance against the future income taxes as it is not considered more likely than not to be recoverable at this stage in the Corporation's operations.

5. CAPITAL ASSETS

Office equipment	**$ 57,273**	**$ 11,985**	**$ 45,288**	**$ 51,537**	**$ 7,124**	**$ 44,413**
Computer equipment	**151,146**	**20,267**	**130,879**	**31,284**	**6,444**	**24,840**
	$ 208,419	**$ 32,252**	**$ 176,167**	**$ 82,821**	**$ 13,568**	**$ 69,253**

6. DEFERRED COSTS

Engineering studies	$ 827,763	$ 351,656
Less government grant for engineering studies	(124,418)	(70,000)
WPC pilot testing and technology evaluation	663,536	663,387
WPC acquisition costs	-	368,633
Deferred project development costs	113,849	-
	$ 1,480,730	$ 1,313,676

The Corporation initiated several engineering studies to determine the project economics of several potential gasification projects. The Corporation also performed pilot testing and technology evaluation studies to determine the effectiveness of the WPC technology. The government grant is for related to the evaluation of the Corporation's plasma gasification technology. Deferred project development costs relate to professional fees incurred in evaluating project ventures.

7. DEFFERRED COMPENSATION

Balance at aquisition (Note 3)	$ 5,770,650
Depreciation and amortization	$ (1,803,000)
Balance, June 30, 2007	**$ 3,967,650**

8. SHARE CAPITAL

Authorized
At June 30, 2007, an unlimited number of Common Shares, voting and participating.

Trust Units		
Unitholders' capital balance, January 1, 2007	$ 17,360,272	$ 12,623,817
Issued for cash, net of unit issuance costs	195,000	333,974
Common shares issued in exchange for Units	(17,555,272)	(12,957,791)
Unitholders' capital, June 30, 2007	**$ -**	**$ -**
Common Shares		
Share capital balance, January 1, 2007	-	-
Issued in exchange for trust units	17,555,272	12,957,791
Reorganization costs	-	(326,381)
Common shares issued for cash	17,888,889	40,250,001
Share issue costs	-	(3,417,336)
Common shares issued for the acquisition of WPC	3,540,583	7,966,312
Share capital, June 30, 2007	**38,984,744**	**57,430,387**

8. SHARE CAPITAL (continued)

On January 13, 2007, the Fund closed the second part of a private placement of 195,000 Units at $2.00 per Unit for gross proceeds of $390,000.

On April 17, 2007, the Corporation closed its initial public offering (the "Offering") of 15,555,556 Common Shares at $ 2.25 per Common Share for total gross proceeds of $35,000,001. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG. In conjunction with the Corporation's Offering on April 17, 2007 the Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation. Total costs incurred in relation to the reorganization were $326,381.

On April 17, 2007, the Corporation also issued 3,540,583 Common Shares at the Offering price of $2.25 per share as partial consideration for acquisition of the shares of WPC (Note 3).

The Corporation granted the agents of the Offering an over-allotment option which was exercised on May 17, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5,250,000.

Share capital has not been adjusted for future taxes at June 30, 2007 related to the share issue costs as the future tax asset is not considered more likely than not to be realized.

9. STOCK OPTION PLAN

The Corporation has a Stock Option Plan for employees, consultants, officers and directors. Prior to April 17, 2007 the Fund had a Unit Option Plan. On April 17, 2007, all Unit Options were converted to Stock Options on a one to one basis and the terms and conditions in the Stock Option Plan are consistent with the previous Unit Option Plan.

The Corporation may grant options up to 10% of the aggregate number of Common Shares outstanding, with no one optionee permitted to hold more than 50% of the total options outstanding. The exercise price of options is approved by the Board and cannot be less than the market price of its Common Shares on the day the option is granted. The options vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant.

The following options have been granted:

Outstanding, beginning of the year	1,448,300	0.69
Granted	1,448,000	2.35
Cancelled	(34,200)	(0.51)
Outstanding, June 30, 2007	**2,862,100**	**1.53**
Exercisable, June 30, 2007	**1,185,899**	**1.32**

9. STOCK OPTION PLAN (continued)

$	0.45	695,600	8.9	$	0.45	463,733	$	0.45
$	0.80	527,500	9.2		0.80	175,833		0.80
$	1.00	141,000	9.3		1.00	47,000		1.00
$	2.05	70,000	9.6		2.05	23,333		2.05
$	2.30	1,343,000	9.8		2.30	447,667		2.30
$	3.19	85,000	9.9		3.19	28,333		3.19
		2,862,100	**9.4**	**$**	**1.53**	**1,185,899**	**$**	**1.32**

For the three and six month period ended June 30, 2007 the Corporation recognized compensation expense included in the calculation of net earnings of $559,501 and $606,907, respectively, (2006 - $64,038) with an equal offsetting amount to contributed surplus, based on the vesting terms of the options.

The weighted-average fair value of options granted during the three and six month period ended June 30, 2007 was $0.92 per option. The Corporation uses the Black-Scholes option-pricing model to determine the estimated fair value of the options at the date of grant. A summary of the assumptions used in the Black-Scholes option-pricing model to determine the estimated fair value is as follows:

Expected volatility	25% to 60%
Distribution rate	0%
Risk free interest rate	4.0% to 4.2%
Expected life	8 years

10. LOSS PER UNIT/SHARE

Basic and diluted net loss per unit/share has been calculated using the weighted average number of units/shares outstanding during the three month period ended June 30, 2007 of 34,473,335 (2006 – 8,659,259) and the six month period ended June 30, 2007 of 26,047,033 (8,659,259 from inception to June 30, 2006). As the Corporation is in a loss position, any conversion of options would be anti-dilutive to the loss per unit/share calculation.

11. RELATED PARTY TRANSACTIONS

The Corporation incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and the Corporation. During the three and six month period ended June 30, 2007, the Corporation incurred $125,454 and $503,129, respectively, ($263,075 from inception to December 31, 2006) in corporate legal fees to a legal firm of which two officers are partners. These fees are included in general and administrative expense, WPC acquisition costs, reorganization expenditures and unit issue costs. During the period, the Corporation incurred $50,000 ($42,400 from inception to December 31, 2006) in engineering consulting fees to a firm of which one of the officers was a director.

12. SEGMENTED INFORMATION

On April 17, 2007, the Corporation acquired WPC (note 3) which is a U.S. based company that designs, manufactures and services plasma torch systems and applications throughout the world. WPC has existing operations and revenue streams primarily in the plasma gasification industry.

The Corporation as a whole is focused on creating clean energy solutions through the construction of gasification facilities. The Corporation is in process of developing several projects as discussed in the Corporate Overview. WPC represents a core technology that supports the project development and provides additional project opportunities.

As such the Corporation has two segments.

Revenue from external customers	$ -	$ 448,820	$ 448,820
Interest revenue	205,597	2,775	208,372
Direct costs of good sold	-	152,235	152,235
Depreciation & amortization	16,110	1,805,574	1,821,684
General & administrative	1,258,262	462,438	1,720,700
Stock based compensation	606,907	-	606,907
Income taxes (recovery)	-	(71,189)	(71,189)
Loss	(1,675,682)	(1,897,463)	(3,573,145)
Capital expenditures	553,835	40,250	594,085
Total assets	21,872,263	33,022,689	54,894,952
Deferred compensation	-	3,967,650	3,967,650
Goodwill	$ -	$ 27,841,806	$ 27,841,806

13. COMMITMENTS

The corporation has operating lease agreements for office rent with future lease obligations for the next five years as summarized below:

2007	$197,000
2008	$455,000
2009	$515,000
2010	$534,000
2011	$438,000

13. COMMITMENTS (continued)

Additional commitments include annual lease rental payments of $85,792 for a term of 15 years on the Corporation's Alberta Crown coal leases located in the Hinton and Fox Creek areas.

14. SIGNIFICANT CUSTOMERS

The five largest customers of the Corporation's subsidiary WPC accounted for 100% of the revenue for the three and six month periods ended June 30, 2007 and the largest customer accounted for approximately 89% of total revenues.

15. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.

CORPORATE INFORMATION

DIRECTORS

Michael Heier
Director & Chairman

Nancy Laird[1]
Director

Brent Conway[2]
Director

Mark Montemurro
Director, President and CEO

Shyam Dighe
Director

(1) Chair of Governance and Nominating Committee
(2) Chair of Audit Committee

MANAGEMENT AND KEY PERSONNEL

ALTER NRG

Mark Montemurro
President and CEO

James R. Fitzowich
Chief Operating Officer

Daniel Hay
Chief Financial Officer

Kevin Willerton
VP Business Development

Richard Bower
VP Engineering

Michelle Lemmens
Controller

Heather Strang
Manager, Investor Relations

Pieter van Nierop
Gasification Lead

Alex Gorodetsky
Staff Gasification Engineer

Shawn Heier
Ontario Business Development

WESTINGHOUSE PLASMA CORP.

Shyam Dighe
President and Chief Technology Officer

Dan Lazzara
Chief Operating Officer

Tom Gdaniec
Director of Marketing

HEAD OFFICE

Suite 700, 910 - 7th Avenue SW
Calgary, AB T2P 3N8

tel: 403.806.3875
fax: 403.806.3701

email: info@alternrg.ca
www.alternrg.ca

LEGAL COUNSEL

Blake Cassels & Graydon LLP
Calgary, Alberta

AUDITORS

Deloitte
Calgary, Alberta

BANKER

Scotiabank
Calgary, Alberta

TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

STOCK EXCHANGE LISTING

The TSX Venture Exchange
Symbol: **NRG**

GLOSSARY

bcf	billions of cubic feet
bbl	barrels
bbl/d	barrels per day
boe	barrels of oil equivalent
CDN$	Canadian dollars
CTL	coal-to-liquids
GHG	greenhouse gas
IPO	Initial Public Offering
JEDI	Jacobi Energy Dev. Inc.
MWth	megawatts thermal
SAGD	steam assisted gravity drainage
Syngas	synthetic gas
US$	United States dollars
WPC	Westinghouse Plasma Corporation
WTE	waste-to-energy

ALTERNRG

HEAD OFFICE

Suite 700, 910 - 7th Avenue SW
Calgary, AB T2P 3N8

tel: 403.806.3875
fax: 403.806.3701

email: info@alternrg.ca
www.alternrg.ca

ALTER NRG

TSXV - NRG

ALTER NRG CORP. ANNOUNCES $10,000,000 PRIVATE PLACEMENT FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Calgary, Alberta, November 12, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to announce that it has entered into a subscription agreement with Coghill Capital Management, LLC., investing on behalf of its clients ("Coghill"), in respect of the issuance, on a private placement basis, of 4,405,286 units in the capital of the Company (the "Units") at a subscription price of $2.27 per Unit. Each Unit consists of one common share in the capital of the Company (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle Coghill to purchase one Common Share at a price of $2.27 per share until December 3, 2007. Gross proceeds from the issuance of the Units will be approximately $10 million (up to approximately $15 million, if Coghill exercises the entirety of its Warrants), and will be used to fund ongoing project development, and working capital.

Upon completion of the private placement, it is anticipated that 43,398,030 Common Shares and 2,202,643 Warrants will be issued and outstanding. Coghill is at arm's length to the Company and currently holds none of the Company's issued and outstanding securities. Upon completion of the private placement, Coghill will hold 4,405,286 Common Shares and all 2,202,643 Warrants (approximately 10.2% of the issued and outstanding Common Shares on a non-diluted basis, and approximately 13.6% of the issued and outstanding Common Shares on a diluted basis).

Closing of this proposed financing is anticipated to occur on or about November 16, 2007 and will be conditional upon, among other things, the receipt of all necessary regulatory approvals (including from the TSX Venture Exchange). The Common Shares and Warrants issued pursuant to this private placement will be subject to a four month statutory hold period.

ABOUT COGHILL

Coghill is a Chicago-based investment firm, registered with the U.S. Securities and Exchange Commission, that specializes in small cap value equity management. Coghill conducts fundamental investment research, has a long-term investment horizon, and is a value add shareholder. Coghill seeks to invest with a long-term horizon and to provide companies with the capital and time they need to realize their fair value. Coghill has generally participated in multiple financings with these companies as they have grown.

ABOUT ALTER NRG

Alter Nrg is pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to become a senior energy producer of hydrogen, syngas, and transportation fuels such as biodegradable sulfur-free diesel, ethanol, steam and electricity, all of which are fundamental products for the world's growing energy needs.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Units in any jurisdiction. The Units offered will not be and have not been registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For additional information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Advisory Respecting Forward-Looking Statements:

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the successful completion of the private placement, including the Company's ability to obtain all necessary approvals from applicable securities regulatory authorities, including the TSX Venture Exchange; (ii) the potential exercise of the Warrants by Coghill; and (iii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and the Company assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Alter Nrg Corp. (the "Corporation")
Suite 700, 910 - 7th Ave. SW
Calgary, AB T2P 3N8

2. Date of Material Change:

November 12 and November 16, 2007.

3. Press Release:

Press Releases issued on November 12 and November 16, 2007 through the facilities of Marketwire.

4. Summary of Material Change:

On November 12, 2007, the Corporation announced that it had entered into an agreement with Coghill Capital Management, LLC., investing on behalf of its clients ("Coghill"), pursuant to which Coghill was to be issued, on a private placement basis, 4,405,286 units in the capital of the Corporation (the "Units") at a subscription price of $2.27 per Unit (the "Offering"). The Offering closed on November 16, 2007.

5. Full Description of Material Change:

On November 12, 2007, the Corporation announced that it had entered into an agreement with Coghill pursuant to which Coghill was to be issued, on a private placement basis, 4,405,286 Units at a subscription price of $2.27 per Unit. The Offering closed on November 16, 2007.

Each Unit consisted of one common share in the capital of the Corporation (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle Coghill to purchase one Common Share at a price of $2.27 per share until December 3, 2007. Gross proceeds from the issuance of the Units was approximately $10 million (and may be up to approximately $15 million, if Coghill exercises the entirety of its Warrants), and will be used to fund ongoing project development and working capital.

Upon completion of the Offering, 43,398,030 Common Shares and 2,202,643 Warrants were issued and outstanding. Upon completion of the Offering, Coghill held 4,405,286 Common Shares and all 2,202,643 Warrants (approximately 10.2% of the issued and outstanding Common Shares on a non-diluted basis, and approximately 13.6% of the issued and outstanding Common Shares on a diluted basis).

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

N/A

7. Omitted Information:

No information has been omitted.

8. Executive Officer:

Daniel R. Hay, Chief Financial Officer of the Corporation, may be reached at (403) 806-3881.

9. Date of Report:

November 16, 2007

Advisory Respecting Forward-Looking Statements:

This material change report contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this material change report contains forward-looking information and statements pertaining to the following: (i) the potential exercise of the Warrants by Coghill; and (ii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this material change report.

The forward-looking information and statements included in this material change report are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this material change report speak only as of the date of this material change report, and the Company assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

ALTER NRG

TSXV - NRG

ALTER NRG CORP. ANNOUNCES COMPLETION OF $10,000,000 PRIVATE PLACEMENT FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Calgary, Alberta, November 16, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to announce that, further to its press release of November 12, 2007, it has closed its financing with Coghill Capital Management, LLC., investing on behalf of its clients, ("Coghill"). Coghill was issued, on a private placement basis, 4,405,286 units in the capital of the Company (the "Units") at a subscription price of $2.27 per Unit. Each Unit consists of one common share in the capital of the Company (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle Coghill to purchase one Common Share at a price of $2.27 per share until December 3, 2007. Gross proceeds from the issuance of the Units was approximately $10 million (and may be up to approximately $15 million, if Coghill exercises the entirety of its Warrants), and will be used to fund ongoing project development, and working capital. The Common Shares and Warrants issued pursuant to this private placement will be subject to a four month statutory hold period.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Units in any jurisdiction. The Units offered will not be and have not been registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For additional information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

Advisory Respecting Forward-Looking Statements:

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the potential exercise of the Warrants by Coghill; and (ii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and the Company assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

ALTER NRG

TSXV - NRG

ALTER NRG REPORTS THIRD QUARTER 2007 ACTIVITIES AND FINANCIAL RESULTS

Calgary, Alberta, November 26, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to report on its corporate activities and financial results for the three-month and nine-month periods ended September 30, 2007. The following are the highlights for the third quarter of 2007 and the period up to November 23, 2007:

Q3 HIGHLIGHTS (TO NOVEMBER 23, 2007)

- Announced a strategic joint venture with Jacoby Energy Development Inc. ("Jacoby") whereby they become the exclusive marketer of the Westinghouse Plasma Corporation ("WPC") plasma gasification technology for use in waste-to-energy applications, in Canada and the United States (WPC is a wholly-owned subsidiary of Alter Nrg Corp) . Alter Nrg contributes the technology to the joint venture, and Jacoby contributes US$15 million over three to five years (August 2, 2007).

- Negotiated an option to invest up to 25% in the world's largest plasma gasification project that will convert household waste into electricity in St. Lucie, Florida (August 2, 2007). This also represents approximately US$50 million in technology and equipment sale revenues for Alter Nrg upon successful project development.

- Received preliminary State approval for the world's first coal power plant plasma gasification retrofit project in Somerset Massachusetts. Alter Nrg has an option (at its sole discretion) to invest from 10 to 25% in this project. This also represents approximately US$30 million in technology and equipment sale revenues upon successful project development.

- SMS Infrastructures Limited has commenced construction of two 68 tonne-per-day hazardous waste-to-energy plants in Pune and Nagpur, India that are installing the WPC plasma gasification technology.

- Four new projects in Kentucky, Louisiana, Minnesota and Florida using WPC plasma technology in the waste-to-energy and coal-to-liquids markets in the preliminary development stage were reported in the media.

- Closed a private placement with Coghill Capital Management for $10 million at a price of $2.27 per common share (November 16, 2007). The new shareholder has the option to invest an additional $5 million at $2.27 per share until December 3, 2007.

- Plasma system sales and services totaled $945,727 for the quarter, an increase of 110% over the prior quarter. Further sales, marketing and business development efforts are generating significant new project development and sales leads.

- Expanded the Alter Nrg executive team with the addition of Jim Fitzowich in the role of Chief Operating Officer, adding 20 years of senior power industry experience, and enhanced marketing and sales expertise at Westinghouse Plasma Corporation with the addition of a Director of Marketing, Thomas Gdaniec.

- Expanded the Company's Board of Directors with the addition of Mark Montemurro, President and CEO of Alter Nrg (August 20, 2007).

For more information on the Company's activities please visit www.alternrg.ca or www.sedar.com to view Alter Nrg's 2007 Third Quarter Report.

PRESIDENT'S MESSAGE

Alter Nrg has continued to build on the accomplishments of the first half of 2007, advancing projects in the waste-to-energy, power retrofit and coal-to-liquids markets while ramping up our business development activities and the technical work required to expand the Alter Nrg/WPC service offering.

On August 2, Alter Nrg announced a joint venture with Jacoby Energy Development Inc. that includes an option to invest, at Alter Nrg's sole discretion, in the world's largest plasma gasification project to convert household waste to electricity in St. Lucie County, Florida. This facility, which will initially process 1,000 tons per day of garbage expanding to 3,000 tons per day and is expected to commence construction in late 2008, will generate US$40 to US$50 million in technology sales revenues to Alter Nrg. Should Alter Nrg opt to make an equity investment in St. Lucie, additional annual revenues of $8 - $12 million are expected for phase 1, and $15 - $20 million in phase 2.

The Somerset Coal Retrofit project in Massachusetts continues to move forward with our partners at NRG Energy (the largest independent power producer in the US). The project received its preliminary state regulatory approval in September, and had its public hearing in October. We will continue to work with NRG Energy as their core technology supplier and, between now and the first quarter of 2008, we will be evaluating whether to make an equity investment of up to 25% in the project.

While we remain committed to the use of strategic partnerships to accelerate our growth and to mitigate certain project risks, we recognize that it is prudent to continue pursuing our own separate opportunities in parallel. With this in mind, we have been actively developing projects that are outside our joint ventures and recently have been targeting those that are geographically closer to home. This includes our large Fox Creek coal resource which we are actively moving forward and for which we anticipate releasing a public disclosure document in mid-2008.

We continue to be pleased with the market demand for our commercially proven plasma gasification technology. Alter Nrg has more than thirty technology sale opportunities in more than a dozen countries, up from about ten opportunities when Alter Nrg purchased WPC. The project developers of these opportunities, which are mostly in the early stage of development, are actively permitting and siting their projects and negotiating long-term feedstock and product agreements. These projects, predominantly in the waste-to energy sector, have an average intake capacity of 750 to 1,000 tons per day and generate between 30 MW and 40 MW of power. With an average capital cost in the

order of $250 million (and technology sale revenue to Alter Nrg of approximately $50 million per project) these facilities would take approximately two years to complete, after receipt of regulatory approvals. Following the repositioning and expansion of our gasification technology product offering in the marketplace Alter Nrg has experienced a growing volume of sales and business development inquiries, particularly in the waste-to-energy market.

As we look to further enhance our business development and marketing activities, we have created an aggressive marketing and sales strategy which will see us speaking at several industry conferences next year and exhibiting at five or more industry trade shows. The first such opportunity is the upcoming Power-Gen International Conference in New Orleans, where Alter Nrg will participate through an exhibitor booth. This conference is the world's largest power generation event, drawing more than 17,000 industry professionals from 76 countries and 1,100 exhibiting companies. This venue will provide us with the opportunity to promote the Alter Nrg/WPC relationship, showcase what Alter Nrg is capable of doing with the WPC technology, generate customer leads, contact potential project partners and create valuable media relations opportunities.

I am pleased to welcome James Fitzowich, our new Chief Operating Officer, to the Alter Nrg Executive team. Jim brings a wealth of experience through his 20 years in the power industry in both Canada and the United States with EPCOR Utilities Inc., TransCanada Pipelines and TransAlta Utilities Corp. He has a proven track record in developing energy projects and building sizeable energy companies. In total he has been involved in the development, acquisition or sale of approximately $3 billion in power/industrial projects over the past 12 years in both Canada and the US.

In closing, I am pleased with the opportunity-rich environment and the numerous opportunities in both gasification project development and gasification technology sales. Going forward, we remain execution focused and are looking to have a steady stream of project announcements over the coming year.

WHAT WE DO AND HOW WE DO IT

Alter Nrg solves two major challenges in the world today: responsibly disposing of waste materials and providing clean sources of energy. Our vision is to become a senior energy producer and a North American leader in the development of innovative gasification projects.

We own 100% of WPC, the company that developed and holds the patents for the WPC plasma gasification technology. Plasma gasification takes waste or raw fuel – bitumen, petroleum coke, coal or garbage – and, through the application of intense heat, vaporizes these feed stocks into a synthetic gas (syngas) that has many direct applications such as producing steam and power. We can also apply existing available technology to convert this product into other forms of energy – hydrogen, diesel, ethanol or methane. WPC licenses and sells plasma gasification technology and products worldwide.

Gasification creates value by taking low cost feed stocks that are abundant and converting them into high value energy that the world requires. The nature of the gasification process allows for the removal of harmful contaminants which makes this an environmentally responsible process producing cleaner energy. The recent change in the commodity price environment combined with increasing environmental awareness

within the general public has lead to a rapid growth industry. The 2007 World Gasification Database shows that existing world gasification capacity has grown 25% since its last report in 2004 and anticipates a further increase of over 30% by 2010. Alter Nrg is well positioned to capitalize on this market with a commercially proven technology that can be utilized in numerous market segments within this growing industry.

Our business plan continues to evolve and grow as our technology gains traction in the marketplace. We are continually being sought out by industry leaders to partner and share our project management expertise in the application of our unique technology in their businesses. This has led to value creation opportunities through plasma gasification sales as well as project participation in the clean energy projects. Beyond the sale of gasification units, Alter Nrg intends to create incremental shareholder value by aligning with strategic partners and taking an equity position in the most accretive projects which provide long-life cash flows from energy sales.

We have begun to apply our expertise to projects in four distinct markets:

1. Waste-to-Energy (WTE) – This commercially proven application has been operating successfully since 2002. Built on over 40 years of research and development by WPC and its predecessor, Westinghouse Electric Corporation, WPC's technology is a recognized industry leader throughout the world for plasma gasification in the WTE sector. The WPC Plasma Gasification Reactor virtually eliminates the need for feed preparation, a process step that accounts for a significant portion of the capital and operating cost of other commercial gasification technologies. Plus, our technology has the ability to handle a wide range of feedstocks.

Effective disposal of waste is a global problem and Alter Nrg has a proven plasma gasification solution. Even a small share of this enormous market represents multi-billion dollars of cash flow. Near-term projects could be operational and producing a steady revenue stream as early as 2010. A smaller scale project technology sale would provide $2.5 million in technology revenues, while a standard full gasifier product sale would generate $30 million and a large project would generate in the order of $75 million in revenues. All projects are forecast to have attractive rates of return.

2. Power Plant Retrofits – Through a strategic partnership with NRG Energy, America's largest independent power producer, WPC technology will be used to retrofit older power generation facilities. The first project of this alliance, in Somerset, Massachusetts, is in the advanced stages of regulatory approval. Each project is expected to be worth over US$30 million in technology sales to Alter Nrg and would have an attractive rate of return.

3. Petroleum Coke (PetCoke) – We have been approached by several potential partners to apply our unique technology to convert this waste by-product into usable clean energy. Alberta Energy Research Institute predicts that "Alberta is destined to have the world's largest gasification capacity" due to the unique confluence of feedstock and infrastructure. On October 5th, Alberta Environment issued an Approvals Program Policy regarding the burning of bitumen, petroleum coke or asphaltenes requiring project applicants to use gasification technology, and to make the projects carbon capture and storage ready. Alter Nrg is positioning to capture a portion of this large market and expects to announce a project in the next 12 to 18 months.

4. Coal-to-Liquids (CTL) – Alter Nrg owns 876 million tonnes of coal-in-place in Alberta, 770 million of which is in Fox Creek. This coal asset was specifically chosen as feedstock for our CTL project due to its proximity to infrastructure and to mature oil fields that would benefit from enhanced oil recovery, providing a market and safe disposal of CO□ production. A 10,000 bbl/d facility is projected to be operational between 2013 and 2015. Alter Nrg's resource base at Fox Creek has enough coal to produce over 50,000 bbls/d of liquid fuel such as diesel for over 40 years.

The Calgary-based Alter Nrg team has a track record of implementing cost-effective, modular, scaleable, staged facilities with short construction times. Several of our executives and directors have taken companies from start-up to multi-billion dollar market caps in their business careers and a number of our technical team members have direct senior gasification experience with multi-national companies.

FINANCIAL RESULTS ($)

		September 30, 2007		December 31, 2006
Total Assets	$	51,965,592	$	11,919,896
Total Liabilities		2,174,537		663,717
Total Equity	$	49,791,055	$	11,256,179

		Three months ended September 30, 2007		Three months ended September 30, 2006		Nine months ended September 30, 2007		Period from Inception on March 9 to December 31, 2006
Revenue	$	1,156,115	$	32,724	$	1,813,307	$	32,724
Loss		(3,536,554)		(428,985)		(7,109,699)		(813,023)
Loss per unit/share - basic and diluted	$	(0.09)	$	(0.03)	$	(0.23)	$	(0.10)

For the complete financial statements please visit www.alternrg.ca or www.sedar.com to view Alter Nrg's 2007 Third Quarter Report.

MANAGEMENT'S DISCUSSION AND ANALYSIS EXERPTS

Corporate overview

Alter Nrg is in the business of pursuing alternative gasification energy solutions to meet the growing demand for energy in world markets. The Company's vision is to become a leader in the development of innovative gasification projects for the commercial production of energy. Alter Nrg's success will be measured through energy production – barrels of sulfur-free diesel, steam, power, or synthetic natural gas, all of which are fundamental products for the world's growing energy needs.

Alter Nrg's mission is to participate in financially accretive projects in the emerging alternative energy market to maximize returns for investors. Alter Nrg endeavors to be a

leader in innovative gasification related technologies applied to produce profitable and clean alternative energy solutions. The Company invests in the skills of its people who will provide the creativity, determination and passion to generate growth in stakeholder value. The Company will be transparent and fair in its activities and work together to form positive relationships in the communities in which it operates and with all of its stakeholders.

On April 17, 2007 Alter Nrg had significant changes to its business including:

- Acquiring WPC, a private U.S. plasma gasification company
- Becoming publicly listed on the TSX Venture exchange
- Raising additional capital to fund business development efforts

The acquisition of WPC provides Alter Nrg with a leading plasma gasification technology. Alter Nrg is still focused on project development – however, the control of a leading edge technology provides significant benefits including:

- Early cash flows from technology sales
- Operational control of the technology for Alter Nrg projects
- Developing relationships with WPC customers which provides opportunities to invest (as a project partner) in projects which are using the WPC plasma gasification technology
- Ability to license and create joint ventures worldwide with companies that provide financial strength, existing market knowledge, and project development expertise.

Strategic joint ventures
The Company has entered into several strategic joint ventures since its IPO on April 17, 2007 which include:

NRG Energy Inc. ("NRG") – One of the leading electricity generators in the U.S. Northeast and with a market capitalization over $8 billion, NRG owns and operates over 24,000 MW of power generation assets, most of which are located in the United States. NRG is a Fortune 500 company and is publicly traded on the New York Stock Exchange. NRG has an exclusive license to use the WPC technology in coal power plant retrofits where they take conventional coal plants (with high emissions profiles) and convert the front end coal burning to coal gasification which reduces the harmful environmental emissions. Alter Nrg has the option to take up to a 25% equity participation in any project that NRG advances. Alter Nrg is a core technology supplier to the coal power retrofit projects with each project representing a $30 million or greater sale of technology.

Jacoby Energy Development Inc. – Jacoby is an alternative and renewable energy company focused of providing environmentally sustainable and economically viable alternative energy solutions. Jacoby has developed multi-billion dollar projects and has received numerous awards including the 2006 Distinguished Conservationist award, 2006 ACEC award for excellence in engineering design, 2004 Phoenix Award for Excellence in Brownfield Development, and the 2004 Argon Award for Environmental Vision. Jacoby has become the exclusive marketing arm of the WPC technology in the waste–to-energy market as they have existing projects and potential projects to develop. Jacoby and Alter Nrg have formed a 51%/49% joint venture whereby Alter Nrg contributed an exclusive license in the waste-to-energy market segment and Jacoby will contribute up to US$15 million dollars to fund G&A expenditures. Alter Nrg retains the

product and sales revenues directly and has the option to participate as a 49% partner in all future projects.

Going forward, Alter Nrg will continue to partner with companies that provide financial strength, industry knowledge, technical strength and existing project development that can accelerate corporate growth and mitigate risk in our project development plans. The Company is also pursuing several site acquisition opportunities for Alter Nrg operated projects in Canada in the waste-to-energy and petroleum coke markets.

Results from plasma system sales and services

	Three month period ended September 30, 2007	Period from WPC acquisition on April 17 to September 30, 2007
Sales revenue	$ 945,727	$ 1,394,547
Selling costs	(380,638)	(532,873)
Gross margin	$ 565,089	$ 861,674

Plasma system sales and services are from WPC, (acquired April 17, 2007), Alter Nrg's joint venture with Jacoby (from inception on August 2, 2007) and engineering services provided by Alter Nrg for reactor design and process engineering. In the prior quarter, plasma system sales and services consisted solely of U.S. results from the WPC acquisition.

WPC continuing operations include engineering, design, and equipment sales of plasma arc gasification systems. Sales revenue is related to an equipment sale in India, engineering service revenues, equipment parts sales and revenue from licensing the WPC technology to the joint venture. For the three month period ending September 30, 2007 sales revenues were $496,907 higher than the period from WPC acquisition on April 17 to June 30, 2007 as the India equipment sale was near completion, parts sales increased and new revenues for the quarter of $165,000 from Alter Nrg engineering services and $137,920 from the joint venture. Going forward, management expects revenues to increase as increased sales, marketing and business development processes are implemented and as the plasma gasification market grows.

The selling costs relate to direct materials and expenditures for products and services, excluding labour, and reflect standard rates. Selling costs are $228,403 higher for the three month period ended September 30, 2007 versus the period from WPC acquisition on April 17 to June 30, 2007 as progress on the India equipment sale was near completion, parts sales were higher in the quarter and due to subcontracting costs related to engineering services provided by Alter Nrg.

General and administrative expenses

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007
General & administrative expenses ("G&A")	$ 1,884,265	$ 3,604,965

G&A was $1,884,265 for the three month period ended September 30, 2007 versus $1,388,060 for the three month period ended June 30, 2007. The increase in G&A of $496,205 for the three month period ended September 30, 2007 versus the three month period ended June 30, 2007 relates primarily to an increase in office costs as Alter Nrg

moved in August 2007 to larger space to accommodate its growth, salaries and wages from increased staffing as part of Alter Nrg's corporate growth strategy, management investment in WPC business operations and consulting fees related to recruitment and business development activities.

The largest G&A expenses in the nine month period relate to salaries of $1,531,956, accrued bonuses of $548,540, general consulting costs of $373,795 and professional fees of $261,227. The remaining G&A is for office rent, Alter Nrg's office move, employee benefits, business travel, information technology costs and the general costs of setting up and maintaining an office.

Interest income

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007
Interest income	$ 210,388	$ 418,760

Interest income of $210,388 and $418,760 for the three and nine month periods ended September 30, 2007, respectively, relates primarily to term deposits which are invested in short-term, interest-bearing investments with a major Canadian chartered bank. The investments were made with net proceeds received from the equity issuances in 2006 and January 2007; the Company's IPO on April 17, 2007; and the IPO over-allotment on May 16, 2007.

Income taxes

The income tax recovery of $66,120 and $137,853 for the three and nine month period ended September 30, 2007 relates to non-capital losses incurred by WPC in the U.S. at a tax rate of 44%. It is estimated that WPC will use these losses within the year as it has commercial operations and is projected to have taxable income within the next fiscal year.

The Company had a loss from operations in Canada for the three and nine month periods ended September 30, 2007, which resulted in a corresponding future income tax recovery. The Company took a full valuation allowance on the future income tax asset and tax recovery, as without commercial operations it cannot be considered more likely than not that the future income tax benefits could be realized.

Loss and cashflow used in operations

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007
Loss	$ (3,536,554)	$ (7,109,699)
Cash flow used in operations	$ (372,115)	$ (2,185,403)

The consolidated loss for the three month period ended September 30, 2007 was $3,536,554 and for the nine month period ended September 30, 2007 was $7,109,699. During the three month period ended September 30, 2007, $380,638 related to selling costs and $1,884,265 in G&A costs. The remaining amount related to non-cash charges for depreciation and amortization of $2,179,647, of which $2,163,993 related to amortization of deferred compensation expense related to the acquisition, and stock-based compensation of $263,226. The loss was offset by sales of $945,727 and interest

income of $210,388. Looking forward, management is improving the sales, marketing and business development processes to increase sales for 2008.

Consolidated cash flow used in operations was $372,115 for the three month period ended September 30, 2007 and $2,185,403 for the nine month period ended September 30, 2007, which represents the current cash expenditures for direct costs of good sold and G&A costs offset by sales revenue and interest income.

Capital expenditures

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007
Deferred costs	$ 215,708	$ 801,395
Resource property assessment	133,586	337,527
Capital assets	288,459	414,057
Total capital expenditures incurred in the period	$ 637,753	$ 1,552,979

Capital expenditures related to deferred costs consist of engineering evaluations and development work on plasma gasification systems and costs related to setting up the joint venture with Jacoby. These deferred costs will be amortized at the point in time a commercial project is substantially completed. For the joint venture, costs will be amortized after the initial six month termination period has lapsed.

The resource property assessment costs relate to geological studies and consultants to advance the coal resource owned by the Company.

Capital assets consist of plant and facility costs to upgrade the WPC facility and corporate asset costs including leasehold improvements and office and computer equipment. Plant and facility costs of $120,470 were incurred in the three month period ended September 30, 2007. Corporate asset spending of $167,989 for the three month period ended September 30, 2007 (three months ended June 30, 2007 – $112,390) related primarily to leasehold improvements of $101,273 incurred for the WPC office and new Calgary head office space. Remaining corporate asset spending has increased consistent with the increase in personnel at WPC and the head office in Calgary.

Quarterly information

	2006		
	Q2*	Q3	Q4
Capital expenditures	$ 514,822	$ 1,484,248	$ 804,267
Interest income	-	32,724	50,642
Net loss	(384,038)	(428,985)	(844,868)
Net loss per Unit	$ (0.04)	$ (0.03)	$ (0.06)

*Period from inception (March 9, 2006) to June 30, 2006. The Fund had no significant activity in Q1 2006 from inception on March 9 to March 31, 2006.

	2007		
	Q1	Q2	Q3

Capital expenditures	$ 321,141	$ 594,085	$ 637,753
Interest income	73,465	134,907	210,388
Loss	(311,382)	(3,261,763)	(3,536,554)
Loss per Unit/Share	$ (0.02)	$ (0.09)	$ (0.09)

The loss in the third quarter of 2007 relates primarily to depreciation on intangible assets acquired through the acquisition of WPC. Looking forward, management is implementing sales, marketing and business development processes to increase technology revenues from WPC in the short-term. Over the long-term management plans to create income from gasification projects, of which, two option agreements have been entered into through strategic joint venture relationships.

Liquidity and capital resources
At September 30, 2007, the Company had $17,707,557 in cash and cash equivalents resulting in a decrease in cash of $1,028,987 as compared to June 30, 2007. The decrease is attributed to the cash spending on G&A and capital net of revenues received. The net working capital surplus of $16,556,089 is primarily attributable to the cash and cash equivalents balances. The working capital balance provides the Company with the capital to continue to invest in its resource base, provide for general and administrative support for the team and fund engineering studies to provide a strong technical foundation to evaluate investment opportunities and allows for potential strategic acquisition opportunities. Subsequent to quarter end the Company closed an additional $10 million financing which includes warrants for an additional $5 million exercisable by December 3, 2007.

Equity
As at September 30, 2007 the Company had 38,992,744 shares outstanding and as at November 23, 2007 the Company had 43,398,030 shares outstanding.

On April 17, 2007, the Fund reorganized into a Company and 17,555,272 Units were exchanged by the Fund's Unit holder's on a one-for-one basis for Common Shares of the Company. The Company closed its IPO for 15,555,556 Common Shares at $2.25 per Common Share and total gross proceeds of $35 million on April 17, 2007. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG on that date. In conjunction with the IPO the Company acquired WPC for consideration of $22 million USD cash and $7 million USD in the Company's Common Shares at the $2.25 IPO price.

The Company granted the agents of the IPO an over-allotment option which was closed on May 16, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5.25 million.

At September 30, 2007, the Company had 3,064,100 stock options outstanding, of which 210,000 were issued in the three month period ended September 30, 2007, at a weighted average exercise price of $2.49 per share.

The authorized share capital of the Company consists of an unlimited number of Common Shares.

For the complete management's discussion and analysis please visit www.alternrg.ca or www.sedar.com to view Alter Nrg's 2007 Third Quarter Report.

The Company intends to grant 728,500 stock options to officers, directors, employees and consultants on November 29, 2007. The pricing will be based upon the lower of the five day weighted average trading price after grant or $2.30. A total of 508,000 options will be granted to officers and directors.

For additional information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

ADVISORIES:

Certain statements in this disclosure may constitute "forward-looking" statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this disclosure, such statements use such words as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", and other similar terminology. These statements reflect the Corporation's current expectations regarding future events and operating performance and speak only as of the date of this disclosure. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements. Although the forward-looking statements contained in this disclosure are based upon what Management believes are reasonable assumptions, the Corporation cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this disclosure, and, subject to applicable securities laws, the Corporation assumes no obligation to update or revise them to reflect new events or circumstances. This disclosure may contain forward-looking statements pertaining to the following: capital expenditure programs; supply and demand for the Corporation's services and industry activity levels; commodity prices; income tax considerations; treatments under governmental regulatory regimes.

ALTER NRG

THIRD QUARTER REPORT • SEPTEMBER 30, 2007



CLEAN • EFFICIENT • ALTERNATIVE ENERGY SOLUTIONS

Q3 HIGHLIGHTS (to November 23, 2007)

- Announced a strategic joint venture with Jacoby Energy Development Inc. (Jacoby) whereby they become the exclusive marketer of the Westinghouse Plasma Corporation (WPC) plasma gasification technology for use in waste-to-energy applications, in Canada and the United States (WPC is a wholly-owned subsidiary of Alter Nrg Corp) . Alter Nrg contributes the technology to the joint venture, and Jacoby contributes US$15 million over three to five years (August 2, 2007).

- Negotiated an option to invest up to 25% in the world's largest plasma gasification project that will convert household waste into electricity in St. Lucie, Florida (August 2, 2007). This also represents approximately US$50 million in technology and equipment sale revenues for Alter Nrg upon successful project development.

- Received preliminary State approval for the world's first coal power plant plasma gasification retrofit project in Somerset Massachusetts. Alter Nrg has an option (at its sole discretion) to invest from 10 to 25% in this project. This also represents approximately US$30 million in technology and equipment sale revenues upon successful project development.

- SMS Infrastructures Limited has commenced construction of two 68 tonne-per-day hazardous waste-to-energy plants in Pune and Nagpur, India that are installing the WPC plasma gasification technology.

- Four new projects in Kentucky, Louisiana, Minnesota and Florida using WPC plasma technology in the waste-to-energy and coal-to-liquids markets in the preliminary development stages were reported in the media.

- Closed a private placement with Coghill Capital Management for $10 million at a price of $2.27 per common share (November 16, 2007). The new shareholder has the option to invest an additional $5 million at $2.27 per share until December 3, 2007.

- Plasma system sales and services totalled $945,727 for the quarter, an increase of 110% over the prior quarter. Further sales, marketing and business development efforts are generating significant new project development and sales leads.

- Expanded the Alter Nrg executive team with the addition of Jim Fitzowich in the role of Chief Operating Officer, adding 20 years of senior power industry experience, and enhanced marketing and sales expertise at Westinghouse Plasma Corporation with the addition of a Director of Marketing, Thomas Gdaniec.

- Expanded the Company's Board of Directors with the addition of Mark Montemurro, President and CEO of Alter Nrg (August 20, 2007).

Alter Nrg has a unique vision, a [illegible] asset and [illegible] – we are well [illegible] for the growth [illegible] ahead

CONTENTS

Highlights 1
President's Message 2
Operations 3
Market Divisions 5
Focus on Projects 8
Focus on People 11
Management's Discussion & Analysis 12
Financial Statements 21
Notes to the Financial Statements 25
Corporate Information .... IBC

Alter Nrg Corp. (TSX-V: NRG)

PRESIDENT'S MESSAGE

Alter Nrg has continued to build on the accomplishments of the first half of 2007, advancing projects in the waste-to-energy, power retrofit and coal-to-liquids markets while ramping up our business development activities and the technical work required to expand the Alter Nrg/WPC service offering.

On August 2, Alter Nrg announced a joint venture with Jacoby Energy Development Inc. that includes an option to invest, at Alter Nrg's sole discretion, in the world's largest plasma gasification project to convert household waste to electricity in St. Lucie County, Florida. This facility, which will initially process 1,000 tons per day of garbage expanding to 3,000 tons per day and is expected to commence construction in late 2008, will generate US$40 to US$50 million in technology sales revenues to Alter Nrg. Should Alter Nrg opt to make an equity investment in St. Lucie, additional annual revenues of $8-$12 million are expected for phase 1, and $15 - $20 million in phase 2.

The Somerset Coal Retrofit project in Massachusetts continues to move forward with our partners at NRG Energy (the largest independent power producer in the US). The project received its preliminary state regulatory approval in September, and had its public hearing in October. We will continue to work with NRG Energy as their core technology supplier and, between now and the first quarter of 2008, we will be evaluating whether to make an equity investment of up to 25% in the project.

While we remain committed to the use of strategic partnerships to accelerate our growth and to mitigate certain project risks, we recognize that it is prudent to continue pursuing our own separate opportunities in parallel. With this in mind, we have been actively developing projects that are outside our joint ventures and recently have been targeting those that are geographically closer to home. This includes our large Fox Creek coal resource which we are actively moving forward and for which we anticipate releasing a public disclosure document in mid-2008.

We continue to be pleased with the market demand for our commercially proven plasma gasification technology. Alter Nrg has more than thirty technology sale opportunities in more than a dozen countries, up from about ten opportunities when Alter Nrg purchased WPC. The project developers of these opportunities, which are mostly in the early stage of development, are actively permitting and siting their projects and negotiating long-term feedstock and product agreements. These projects, predominantly in the waste-to energy sector, have an average intake capacity of 750 to 1,000 tons per day and generate between 20MW and 30MW of power. With an average capital cost in the order of $250 million (and technology sale revenue to Alter Nrg of approximately $50 million per project) these facilities would take approximately two years to complete, after receipt of regulatory approvals. Following the repositioning and expansion of our gasification technology product offering in the marketplace Alter Nrg has experienced a growing volume of sales and business development inquiries, particularly in the waste-to-energy market.

As we look to further enhance our business development and marketing activities, we have created an aggressive marketing and sales strategy which will see us speaking at several industry conferences next year and exhibiting at five or more industry trade shows. The first such opportunity is the upcoming Power-Gen International Conference in New Orleans, where Alter Nrg will participate through an exhibitor booth. This conference is the world's largest power generation event, drawing more than 17,000 industry professionals from 76 countries and 1,100 exhibiting companies. This venue will provide us with the opportunity to promote the Alter Nrg/WPC relationship, showcase what Alter Nrg is capable of doing with the WPC technology, generate customer leads, contact potential project partners and create valuable media relations opportunities.

I am pleased to welcome James Fitzowich, our new Chief Operating Officer, to the Alter Nrg Executive team. Jim brings a wealth of experience through his 20 years in the power industry in both Canada and the United States with EPCOR Utilities Inc., TransCanada Pipelines and TransAlta Utilities Corp. He has a proven track record in developing energy projects and building sizeable energy companies. In total he has been involved in the development, acquisition or sale of approximately $3 billion in power/industrial projects over the past 12 years in both Canada and the US. You can read about Jim's significant experience and accomplishments in our Focus on People section.

In closing, I am pleased with the opportunity-rich environment and the numerous opportunities in both gasification project development and gasification technology sales. Going forward, we remain execution focused and are looking to have a steady stream of project announcements over the coming year.

(signed "Mark Montemurro")

Mark Montemurro
President and CEO
November 23, 2007

OPERATIONS

ALTER NRG WHAT WE DO AND HOW WE DO IT

Alter Nrg solves two major challenges in the world today: responsibly disposing of waste materials and providing clean sources of energy. Our vision is to become a senior energy producer and a North American leader in the development of innovative gasification projects.

We own 100% of Westinghouse Plasma Corporation (WPC), the company that developed and holds the patents for the WPC plasma gasification technology. Plasma gasification takes waste or raw fuel – bitumen, petroleum coke, coal or garbage – and, through the application of intense heat, vaporizes these feedstocks into a synthetic gas (syngas) that has many direct applications such as producing steam and power. We can also apply existing available technology to convert this product into other forms of energy – hydrogen, diesel, ethanol or methane. WPC licenses and sells plasma gasification technology and products worldwide.


Wide Variety of Feedstocks → Flexible Process → Wide Variety of Products
Air/Oxygen
Steam
Bitumen
Petcoke
Coal
Biomass
Waste
Gasifier
Slag
Syngas
CO_2
H_2S
Aggregate
Hydrogen
Diesel & Ethanol
Methane
Steam
Power

Gasification creates value by taking low cost feedstocks that are abundant and converting them into high value energy that the world requires. The nature of the gasification process allows for the removal of harmful contaminants which makes this an environmentally responsible process producing cleaner energy. The recent change in the commodity price environment combined with increasing environmental awareness within the general public has lead to a rapid growth industry. The 2007 World Gasification Database shows that existing world gasification capacity has grown 25% since its last report in 2004 and anticipates a further increase of over 30% by 2010. Alter Nrg is well positioned to capitalize on this market with a commercially proven technology that can be utilized in numerous market segments within this growing industry.

Our business plan continues to evolve and grow as our technology gains traction in the marketplace. We are continually being sought out by industry leaders to partner and share our project management expertise in the application of our unique technology in their businesses. This has led to value creation opportunities through plasma gasification sales as well as project participation in the clean energy projects. Beyond the sale of gasification units, Alter Nrg intends to create incremental shareholder value by aligning with strategic partners and taking an equity position in the most accretive projects which provide long-life cash flows from energy sales.


Core Technology Provider
$
• One time technology sales
• Average project sales $25 million to $75 million
or
Core Technology Provider
+
Project Owner
$
• Recurring revenues from energy sales
• Invest in projects with best strategic fit

We have begun to apply our expertise to projects in four distinct markets:

1. Waste-to-Energy (WTE) – This commercially proven application has been operating successfully since 2002. Built on over 40 years of research and development by WPC and its predecessor, Westinghouse Electric Corporation, WPC's technology is a recognized industry leader throughout the world for plasma gasification in the WTE sector. The WPC Plasma Gasification Reactor virtually eliminates the need for feed preparation, a process step that accounts for a significant portion of the capital and operating cost of other commercial gasification technologies. Plus, our technology has the ability to handle a wide range of feedstocks.

   Effective disposal of waste is a global problem and Alter Nrg has a proven plasma gasification solution. Even a small share of this enormous market represents multi-billion dollars of cash flow. Near-term projects could be operational and producing a steady revenue stream as early as 2010. A smaller scale project technology sale would provide $2.5 million in technology revenues, while a standard full gasifier product sale would generate $30 million and a large project would generate in the order of $75 million in revenues. All projects are forecast to have attractive rates of return.

2. Power Plant Retrofits – Through a strategic partnership with NRG Energy, America's largest independent power producer, WPC technology will be used to retrofit older power generation facilities. The first project of this alliance, in Somerset, Massachusetts, is in the advanced stages of regulatory approval. Each project is expected to be worth over US$30 million in technology sales to Alter Nrg and would have an attractive rate of return.

3. Petroleum Coke (PetCoke) – We have been approached by several potential partners to apply our unique technology to convert this waste by-product into usable clean energy. Alberta Energy Research Institute predicts that "Alberta is destined to have the world's largest gasification capacity" due to the unique confluence of feedstock and infrastructure. On October 5th, Alberta Environment issued an Approvals Program Policy regarding the burning of bitumen, petroleum coke or asphaltenes requiring project applicants to use gasification technology, and to make the projects carbon capture and storage ready. Alter Nrg is positioning to capture a portion of this large market and expects to announce a project in the next 12 to 18 months.

4. Coal-to-Liquids (CTL) – Alter Nrg owns 876 million tonnes of coal-in-place in Alberta, 770 million of which is in Fox Creek. This coal asset was specifically chosen as feedstock for our CTL project due to its proximity to infrastructure and to mature oil fields that would benefit from enhanced oil recovery, providing a market and safe disposal of CO_2 production. A 10,000 bbl/d facility is projected to be operational between 2013 and 2015. Alter Nrg's resource base at Fox Creek has enough coal to produce over 50,000 bbls/d of liquid fuels such as diesel for over 40 years.

The Calgary-based Alter Nrg team has a track record of implementing cost-effective, modular, scaleable, staged facilities with short construction times. Several of our executives and directors have taken companies from start-up to multi-billion dollar market caps in their business careers and a number of our technical team members have direct senior gasification experience with multi-national companies.

MARKET DIVISIONS

WASTE-TO-ENERGY DIVISION

OUR PLASMA TECHNOLOGY VAPORIZES WASTE WHILE GENERATING CLEAN ENERGY - POWER AND STEAM. THIS TECHNOLOGY REDUCES THE NEED FOR LANDFILLS, REDUCES HARMFUL AIR EMISSIONS AND CONVERTS OUR WASTE INTO CLEAN ENERGY.

COMPETITIVE ADVANTAGES

- The WPC plasma technology is the only commercially proven plasma gasification technology in the WTE market, with facilities operating in Japan since 2002
- This reliable technology requires minimal feedstock preparation making it ideally suited to the WTE market
- Our technology provides important environmental benefits – avoiding methane emissions associated with landfills, with virtually no dioxin, furan or mercury emissions
- The syngas produced by Alter Nrg's plasma technology can be used as the building block for energy products such as low sulfur diesel or ethanol
- Through our strategic joint venture we have an option to invest up to 25% in the world's largest WTE project which is well advanced in the development process
- Through our strategic joint venture we have numerous identified projects in key markets that are in various stages of development

MARKET POTENTIAL

- North Americans generate 317 million tonnes of waste annually - 111 million tonnes are diverted, and the remaining 206 million tonnes are landfilled
- The North American market can support more than 370 facilities, each processing an average of 1,500 tonnes per day (our typical WTE facility)
- A 10% market share would generate $1.4 - $2.5 billion of annual cash flow, based on current prices

Through our joint venture partnership we are targeting WTE projects in markets that have high tipping fees and attractive power prices. Below we have listed some of the opportunities currently at various stages of development.

PROJECT FUNNEL

- SMS INFRASTRUCTURES LIMITED - Pune and Nagpur projects, India (technology sales)
- GEOPLASMA - St. Lucie project, Florida (technology sale/optional project equity investment)
- GREEN POWER SYSTEMS – Tallahassee project, Florida (technology sale)
- SUN ENERGY - New Orleans, Louisiana (technology sale)
- CORONAL - International Falls, Koochiching County, Minnesota (technology sale)
- More than 25 additional projects in over ten countries, each with an average capacity of 750 tonnes per day (technology sales)

POWER PLANT RETROFIT DIVISION

ALTER NRG CAN RETROFIT EXISTING COAL-FIRED POWER PLANTS WITH OUR PLASMA TECHNOLOGY, CONVERTING COAL, BIOMASS AND WASTE INTO SYNGAS. THIS CLEANER GASIFICATION PROCESS ENSURES THAT THE EXISTING FACILITY MEETS OR SURPASSES ALL ENVIRONMENTAL EMISSIONS STANDARDS AND PROVIDES DECADES OF ADDITIONAL ANNUITY INCOME. IN MANY CASES, THE ALTERNATIVE WOULD BE PLANT CLOSURE OR MORE COSTLY REPOWERING SOLUTIONS.

COMPETITIVE ADVANTAGES

- Our strategic partner is the largest independent power producer in the USA with a market capitalization of over US$8 billion
- Alter Nrg has the option to make an equity investment of 10% to 25% in the world's first plasma gasification power retrofit project which has received preliminary state approval
- Our technology provides important environmental benefits - a 60% reduction in NOx and 95% reduction in SO_2 and Mercury, along with reduced CO_2 emissions when biomass is co-fed with coal into the gasifier
- It is less expensive to retrofit and permit an existing facility than to build a new facility

MARKET POTENTIAL

- Alter Nrg and NRG Energy have identified over 320 retrofit opportunities in North America for 100 MW to 300 MW facilities
- A 10% market share would generate $1.1 billion of annual cash flow – if Alter Nrg took a 25% equity interest in these projects our share of the annual cash flow would be $275 million

PROJECT FUNNEL

- NRG ENERGY - Somerset Project, Massachusetts (technology sale/optional project equity investment)
- Over 300 additional targets identified including other Nrg Energy facilities

COAL-TO-LIQUIDS (CTL) DIVISION

ALTER NRG WILL USE GASIFICATION TECHNOLOGY TO CONVERT OUR LARGE COAL ASSET INTO HIGH-VALUE LIQUID FUELS LIKE DIESEL.

COMPETITIVE ADVANTAGES

- Alter Nrg has a large coal asset - sufficient to produce 50,000 bbls/d of premium priced liquid fuels for more than 40 years
- By acquiring this coal asset we have ensured access to a low cost feedstock
- The coal asset is strategically located in central Alberta near existing oil fields that would benefit from carbon dioxide enhanced oil recovery, creating a second revenue stream from CO_2 while addressing environmental concerns through sequestration of the CO_2 produced

	Fox Creek	Hinton
	(subbituminous C)	(HV C Bituminous)
Measured	400	80
Indicated	370	26
Total in place	770	106

Please visit **www.sedar.com** to view the full technical reports.

PROJECT FUNNEL

- ALTER NRG CORP - Fox Creek CTL Project, Alberta (owner/operator)
- FUEL FRONTIERS INC., Muhlenberg County CTL Project, Kentucky (technology sale)

"Coal has increased its leading position as the predominant gasifier feedstock, now accounting for 55 percent of syngas capacity generated from all feedstocks, compared to 49 percent in 2004"

- US Department of Energy, Gasification World Database 2007.

"Coal is our most abundant source of energy. It will help lead us to a stable, secure energy future at a time when we know our economy's appetite for electricity will grow. And it will help us safeguard our skies and rivers and other environmental treasures."

— Samuel W. Bodman, Secretary of the U.S. Department of Energy

PETROLEUM COKE MARKET DIVISION

CONVERTING THE ENERGY RICH BY-PRODUCT OF UPGRADING (PETROLEUM COKE) TO USEABLE ENERGY

Alter Nrg continues to progress activities in the petroleum coke market which remains a long-term market for the company. Alberta provides a unique confluence of feedstock, and energy infrastructure to utilize this energy rich feedstock. Currently, Petroleum Coke is inexpensive and abundant and even disposed of as a waste product by some upgraders. Alter Nrg is currently evaluating opportunities and partnerships to access a long-term supply of Petroleum Coke and turn it into useable energy through gasification.

The Long Lake facility is the country's first gasification-based plant. Other oil sands-related gasification projects are in preliminary analysis and planning stages in Canada. Given the expected strong growth in demand for syn-crude from oil sands, this is expected to be a strong future market for gasification. - US Department of Energy, Gasification World Database 2007.

Alberta Energy Research Institute (AERI) predicts ***"Alberta destined to develop world's largest gasification capacity".***



Plasma Torch

FOCUS ON PROJECTS

CURRENT ALTER NRG PROJECTS

NRG ENERGY'S SOMERSET RETROFIT PROJECT, MASSACHUSETTS

NRG Energy's Somerset coal-fired power plant, which produces 120 MW of power, will be the world's first plasma gasification facility retrofit and will use WPC's technology. The retrofit project, which is well advanced in the regulatory process with preliminary state regulatory approvals received, is projected to cost approximately US $200 million, significantly less than the cost of building a new facility.

Alter Nrg through its strategic partnership with NRG Energy has the option (but no obligation) to make an equity investment of 10% to 25% in any of NRG's retrofit projects.


Somerset Coal-fired Power Plant - Retrofit Project 1

ST. LUCIE WTE PROJECT, FLORIDA

Geoplasma LLC continues to advance the regulatory process for the world's largest waste-to-energy project in St. Lucie, Florida. This WTE facility, which will use WPC plasma gasification technology and is to be located on an existing landfill site, is currently awaiting ground lease approval from St. Lucie County. It is anticipated that all regulatory and project financing approvals will have been received and that construction of the facility will commence in the fourth quarter of 2008. Commissioning and startup of the plant is expected in the first or second quarter of 2010.

In addition to supplying the WPC gasification technology that will generate US$40 million to US$50 million in revenues, Alter Nrg has the option (but no obligation) to invest up to 25% in the St. Lucie project. The facility, will initially process 1,000 tons/day of garbage, ultimately expanding to 3,000 tons/day and will produced 40 MW of electricity increasing to 120 MW.


Geoplasma's St. Lucie WTE Project, Florida

PROJECTS UNDER CONSTRUCTION - USING ALTER NRG/ WPC TECHNOLOGY

SMSIL WTE PROJECTS, INDIA

SMS Infrastructures Limited, India's largest civil engineering and infrastructure development company is building two 68 tonne-per-day hazardous waste-to-energy plants, located in Pune and Nagpur, India, that will use WPC's plasma technology and reactor vessel design. Each plant will provide comprehensive disposal services for a wide variety of hazardous waste, and will produce up to 5 MW of electricity. Marc-3A plasma torch systems were shipped to India in early November for installation in both facilities. Construction of the Pune facility is expected to be completed by the second quarter of 2008.


PAKISTAN
New Delhi
NEPAL
INDIA
Ahmedabad
Nagpur
Mumbai
Pune
Bengaluru
Chennai
SRI LANKA





Photos: Hazardous WTE facility under construction, Nagpur

PROJECTS UNDER DEVELOPMENT - USING ALTER NRG/WPC TECHNOLOGY

SUN ENERGY WTE PROJECT, NEW ORLEANS

Sun Energy Group LLC has announced its intention to build a large waste-to-energy facility in New Orleans that will use the WPC plasma gasification technology to convert 2,500 tons of garbage a day from throughout the region to 138 megawatts of power. The president and CEO of the company, D'Juan Hernandez believes the project could be operating by 2010.


SUN PROJECT SITE
Sun Energy Project Site, New Orleans Regional Business Park

Sun Energy has received preliminary approval to receive an allocation of Gulf Opportunity Zone bonds for the project, and is near completion of its environmental permit applications to be submitted for processing with the Louisiana Department of Environmental Quality. These permits are necessary to build. The company has acquired a site located in industrial sectors of eastern New Orleans. Sun Energy has had preliminary discussions with Entergy New Orleans with respect to the sale of the power that will be produced by the WTE facility.

Westinghouse Plasma Corporation would design up to 4 gasification reactors for the project to use the proprietary Westinghouse Plasma torches. Upon completion of the project development activities, WPC's order for the plasma torches for this project, to be confirmed during detailed design, would represent an order in excess of $15 million dollars.

"We think it's a good technology, the actual process is really pretty good" said Karen Wimpelberg, board president of the Alliance for Affordable Energy, a consumer-focused group that has taken a close look at the gasification process. (Source: The Times Picayune, October 14, 2007)

CORONAL WTE PROJECT, INTERNATIONAL FALLS, MINNESOTA

CORONAL

The Koochiching County, International Falls project will use approximately 150 tpd of municipal solid waste to produce a syngas which will be directed to the kilns at a neighboring paper mill, reducing the mill's usage of natural gas.

The Westinghouse Plasma Gasification process will convert the municipal solid waste to syngas and a glass slag material which could be sold as a building aggregate, greatly reducing the amount of garbage Koochiching County and neighboring counties send to landfills.

Coronal, the consulting and development firm for the project, is currently coordinating a feasibility study to be completed as the first step in the project permitting process. Upon completion of the feasibility study, project permitting will begin mid-year 2008.

"I've studied this for a couple of years here and I'm very, very much in favor of this happening," said Kluess (Steve Kluess, Laurentian Resource and Conservation Development, US Department of Agriculture) ***"I can see the potential nationwide, North America wide for that matter, 20 or 30 years from now, as more and more facilities go off line and tipping fees go up, you'll see that this will be the way that municipal solid waste will be disposed of and taken care of in this country."*** (Sources: Minnesota Public Radio - July 31, 2006)

GREEN POWER SYSTEMS, WTE PROJECT, TALLAHASSEE, FLORIDA

GREEN POWER SYSTEMS
Dedicated to the Development of a Better Future

Renewable Fuels of Tallahassee LLC, a subsidiary of Jacksonville-based Green Power Systems LLC will install a system in Tallahassee to convert municipal solid waste into clean energy, including electricity. Financing for the project will be provided through a $182 million funding agreement with the Controlsud International Group, based in Luxembourg, which is composed of more than 70 companies. The deal was announced Monday (November 5, 2007) by Gov. Charlie Crist, who led a delegation of more than 200 business and government leaders on a trade mission to Brazil.

Renewable Fuels will install a WPC designed plasma gasification system that uses WPC plasma torches to convert landfill waste into syngas, which can be injected into a combustion turbine for the production of electricity. It is anticipated that the project will generate sufficient power to supply 22,000 homes and produce ethanol.

(Source: Tampa Bay Business Journal, November 6, 2007)

FUEL FRONTIERS, INC. (FFI), MUHLENBERG COUNTY CTL PROJECT, KENTUCKY

FUEL FRONTIERS, INC.

Fuel Frontiers, Inc. (FFI), through its parent corporation Nuclear Solutions, Inc., has contracted with Westinghouse Plasma Corporation (WPC) for the WPC Plasma Gasifier to be designed and incorporated in the FFI Muhlenberg County, Kentucky CTL (Coal-to-Liquid) Diesel Fuel Production Plant. The plant will operate at coal feedstock levels of 400 to 450 tons per day, producing in the range of 72 million gallons per year of ultra-clean diesel fuel.

FFI has Letters of Intent from Phoenix Coal Corporation for plant locations for the CTL Ultra-Clean Synthetic Diesel production facility close to Phoenix Coal producing areas. At the same time, FFI has Letters of intent with Phoenix Coal for coal supply. FFI plans to work with Stone & Webster Ltd of Milton Keynes, England to do the design integration of the WPC Plasma Gasifier and the Fischer Tropsch system and to design the gas cleanup system and balance of plant systems. Stone & Webster Ltd, in concert with WPC, will assist FFI in selecting the Fischer Tropsch system supplier. Stone & Webster Ltd and its parent corporation, Shaw Stone & Webster, will assist FFI in selecting the best plant site for the Diesel Fuel Production Plant. FFI anticipates plant startup in year 2010.

FOCUS ON PEOPLE

JAMES FITZOWICH, BSc., P. Eng.
Chief Operating Officer



- B.Sc. in electrical engineering from the University of Alberta and a registered professional engineer with APEGGA
- 20 years as an energy executive in the electric power, marketing, pipeline and EPC industries in Canada and the US
- Executive roles at EPCOR Utilities, EPCOR Power LP, TransCanada Pipelines, TransCanada Power and TransAlta Utilities Corp.
- Breadth of experience includes power and gas marketing and trading, venture and project financing, business and project development, mergers and acquisitions and operations
- Experience in building Independent Power Companies from early stages to the creation of public companies with sizeable market capitalizations
- Built, acquired or sold approximately $3 billion in power/industrial projects over the past 12 years, in both Canada and the US

SHYAM DIGHE, B. Tech., Ph.D., M.S., MBA
President & Chief Technology Officer, Westinghouse Plasma Corporation
Director, Alter Nrg Corp.



- B.Tech chemical engineering, Indian Institute of Technology, Bombay and registered professional engineer; Ph.D., M.S., chemical engineering, Carnegie-Mellon University, Pittsburgh; MBA, University of Pittsburgh
- 32 years of experience in diversified areas of research in the fields of chemical and high-temperature plasma engineering
- Program Manager for programs that developed the Plasma-Fired Cupola for use in melting foundry scrap and processing excavated landfill materials
- Experience with toxic and hazardous waste treatment, conventional coal gasification, fuel cells and ocean thermal energy conversion
- Recipient of numerous awards:
  - Westinghouse Engineering Award (1985)
  - Corporate Special Award (1988)
  - George Westinghouse Innovation Award (1994)
  - Signature Award of Excellence (1994)
  - American Foundrymen's Society Howard Taylor Award (1986)
- Deputed as a U.N. expert on plasma technology under the United Nations Development Program (UNDP)
- Holds 12 patents and is published in various areas of research in addition to plasma technology

We invest in the skills of our people who will provide the creativity, determination, and passion to generate growth in shareholder value.

The following management's discussion and analysis ("MD&A") for Alter Nrg Corp. ("Alter Nrg" or the "Corporation"), prepared as at November 23, 2007, provides a review of the Corporation's financial results for the three and nine month periods ended September 30, 2007 and consideration of future opportunities. The MD&A should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the Corporation for the three and nine months ended September 30, 2007 and the audited consolidated financial statements of Alter Nrg Income Fund (the "Fund") for the period from inception on March 9, 2006 to December 31, 2006. The unaudited consolidated financial statements, and extracts of those financial statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Certain other information with respect to the Corporation is available on Alter Nrg's website (www.alternrg.ca) and in previous public filings, including the Corporation's Final Long Form Prospectus filed April 10, 2007, available through SEDAR (www.sedar.com).

In the interest of providing existing and potential investors in Alter Nrg with information regarding future plans and operations, certain statements and graphs throughout this document contain "forward-looking statements". Expressions such as "anticipate", "expect", "project", "believe", "estimate" and "forecast" should be used to identify these forward-looking statements. The Corporation believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CORPORATE OVERVIEW

Alter Nrg is in the business of pursuing alternative gasification energy solutions to meet the growing demand for energy in world markets. The Corporation's vision is to become a leader in the development of innovative gasification projects for the commercial production of energy. Alter Nrg's success will be measured through energy production – barrels of sulfur-free diesel, steam, power, or synthetic natural gas, all of which are fundamental products for the world's growing energy needs.

Alter Nrg's mission is to participate in financially accretive projects in the emerging alternative energy market to maximize returns for investors. Alter Nrg endeavors to be a leader in innovative gasification related technologies applied to produce profitable and clean alternative energy solutions. The Corporation invests in the skills of its people who will provide the creativity, determination and passion to generate growth in stakeholder value. The Corporation will be transparent and fair in its activities and work together to form positive relationships in the communities in which it operates and with all of its stakeholders.

On April 17, 2007 Alter Nrg had significant changes to its business including:

- Acquiring Westinghouse Plasma Corporation ("WPC"), a private U.S. plasma gasification company
- Becoming publicly listed on the TSX Venture exchange
- Raising additional capital to fund business development efforts

The acquisition of WPC provides Alter Nrg with a leading plasma gasification technology. Alter Nrg is still focused on project development – however, the control of a leading edge technology provides significant benefits including:

- Early cash flows from technology sales
- Operational control of the technology for Alter Nrg projects
- Developing relationships with WPC customers which provides opportunities to invest (as a project partner) in projects which are using the WPC plasma gasification technology
- Ability to license and create joint ventures worldwide with companies that provide financial strength, existing market knowledge, and project development expertise.

STRATEGIC JOINT VENTURES

The Corporation has entered into several strategic joint ventures since its IPO on April 17, 2007 which include:

NRG Energy Inc. ("NRG") – One of the leading electricity generators in the U.S. Northeast and with a market capitalization over $8 billion, NRG owns and operates over 24,000 MW of power generation assets, most of which are located in the United States. NRG is a Fortune 500 company and is publicly traded on the New York Stock Exchange. NRG has an exclusive license to use the WPC technology in coal power plant retrofits where they take conventional coal plants (with high emissions profiles) and convert the front end coal burning to coal gasification which reduces the harmful environmental emissions. Alter Nrg has the option to take up to a 25% equity participation in any project that NRG advances. Alter Nrg is a core technology supplier to the coal power retrofit projects with each project representing a $30 million or greater sale of technology.

Jacoby Energy Development Inc. ("Jacoby Energy") – Jacoby Energy is an alternative and renewable energy company focused of providing environmentally sustainable and economically viable alternative energy solutions. Jacoby Energy has developed multi-billion dollar projects and has received numerous awards including the 2006 Distinguished Conservationist award, 2006 ACEC award for excellence in engineering design, 2004 Phoenix Award for Excellence in Brownfield Development, and the 2004 Argon Award for Environmental Vision. Jacoby Energy has become the exclusive marketing arm of the WPC technology in the waste-to-energy market as they have existing projects and potential projects to develop. Jacoby Energy and Alter Nrg have formed a 51%/49% joint venture whereby Alter Nrg contributed an exclusive license in the waste-to-energy market segment and Jacoby Energy will contribute up to US$15 million dollars to fund G&A expenditures. Alter Nrg retains the product and sales revenues directly and has the option to participate as a 49% partner in all future projects.

Going forward, Alter Nrg will continue to partner with companies that provide financial strength, industry knowledge, technical strength and existing project development that can accelerate corporate growth and mitigate risk in our project development plans. The Corporation is also persuing several site acquisitions opportunities for Alter Nrg operated projects in Canada in the waste-to-energy and petroleum coke markets.

CORPORATE RE-ORGANIZATION

Due to the potential impact of the October 31, 2006 pronouncement on the taxation of Trusts by the federal Government of Canada, the Fund reorganized from a trust structure to a corporation. The Fund's Unitholders voted in favour of the reorganization on April 17, 2007. For the purpose of the reorganization, Alter Nrg Corp. ("Alter Nrg" or the "Corporation") was incorporated on February 20, 2007 under the Business Corporations Act (Alberta). Upon completion of the reorganization on April 17, 2007, the Fund's Unitholders exchanged all of their Trust Units of the Fund on a one-for-one basis for Common Shares of the Corporation and the Fund became a wholly-owned subsidiary of the Corporation.

The Corporation is following the continuity of interest basis of accounting after completion of the reorganization whereby the Corporation is considered a continuity of the Fund. As a result, the comparative period figures are those of the Fund while the results of operations and cash flow include the Fund's results for the period up to and including April 16, 2007 and the Corporation's results of operations and cash flow from April 17, 2007 to September 30, 2007.

ACQUISITION OF WPC

On April 17, 2007, the Corporation acquired 100% of the issued and outstanding shares of WPC, a private U.S. plasma gasification company. The results of WPC's operations have been included in the Corporation's consolidated results since that date. WPC designs, manufactures and services plasma torch systems and applications throughout the world.

The Corporation paid an aggregate purchase consideration of $33,510,892, including $651,580 of legal and professional fees incurred related to the acquisition. The purchase price was funded by payment of $22 million USD ($24,893,000 at the actual exchange rate on April 17, 2007 of 1.1315) in cash and $7 million USD ($7,966,312 at the rate of 1.1380) worth of Common Shares at a price of $2.25 per Common Share. The fair value assigned to the Common Shares is based on the price established by the Corporation's Initial Public Offering (the "IPO").

A total of $5.1 million USD of the purchase price consideration ($4.1 million USD in cash and $1 million USD in Common Shares) to the principal shareholder of WPC is being held in escrow. This escrowed amount will be released in equal monthly installments beginning one month after closing and up to December 15, 2007 if the principal shareholder is still employed and active in the business. As such, the $5.1 million USD ($5,770,650 at an exchange rate of 1.1315) is treated as compensation expense for accounting purposes and amortized on a straight line basis over the eight month period.

Consideration for the acquisition of WPC has been allocated to the fair value of the assets acquired and liabilities assumed as follows:

Net assets acquired:		
Working capital, deficiency, excluding inventory	$	(84,537)
Inventory		168,961
Future income taxes		113,527
Goodwill		27,542,291
Fair value of net assets acquired and total purchase price		27,740,242
Additional consideration:		
Deferred compensation expense		5,770,650
Total consideration		33,510,892
Purchase, Consideration		
Cash		25,544,580
Common Shares		7,966,312
	$	33,510,892

The remaining goodwill relates to the technology acquired from WPC, including the technological processes, patents, designs and engineering expertise.

RESULTS FROM PLASMA SYSTEM SALES AND SERVICES

	Three month period ended September 30, 2007	Period from WPC acquisition on April 17 to September 30, 2007
Sales revenue	$ 945,727	$ 1,394,547
Selling costs	(380,638)	(532,873)
Gross margin	$ 565,089	$ 861,674

Plasma system sales and services are from WPC, (acquired April 17, 2007), Alter Nrg's joint venture with Jacoby Energy (from inception on August 2, 2007) and engineering services provided by Alter Nrg for reactor design and process engineering. In the prior quarter, plasma system sales and services consisted solely of U.S. results from the WPC acquisition.

WPC continuing operations include engineering, design, and equipment sales of plasma arc gasification systems. Sales revenue is related to an equipment sale in India, engineering service revenues, equipment parts sales and revenue from licensing the WPC technology to the joint venture. For the three month period ending September 30, 2007 sales revenues were $496,907 higher than the period from WPC acquisition on April 17 to June 30, 2007 as the India equipment sale was near completion, parts sales increased and new revenues for the quarter of $165,000 from Alter Nrg engineering services and $137,920 from the joint venture. Going forward, management expects revenues to increase as increased sales, marketing and business development processes are implemented and as the plasma gasification market grows.

The selling costs relate to direct materials and expenditures for products and services, excluding labour, and reflect standard rates. Selling costs are $228,403 higher for the three month period ended September 30, 2007 versus the period from WPC acquisition on April 17 to June 30, 2007 as progress on the India equipment sale was near completion, parts sales were higher in the quarter and due to subcontracting costs related to engineering services provided by Alter Nrg.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007
General & administrative expenses ("G&A")	$ 1,884,265	$ 3,604,965

G&A was $1,884,265 for the three month period ended September 30, 2007 versus $1,388,060 for the three month period ended June 30, 2007. The increase in G&A of $496,205 for the three month period ended September 30, 2007 versus the three month period ended June 30, 2007 relates primarily to an increase in office costs as Alter Nrg moved in August 2007 to larger space to accommodate its growth, salaries and wages from increased staffing as part of Alter Nrg's corporate growth strategy, management investment in WPC business operations and consulting fees related to recruitment and business development activities.

GENERAL AND ADMINISTRATIVE EXPENSES (con't.)

The largest G&A expenses in the nine month period relate to salaries of $1,531,956, accrued bonuses of $548,540, general consulting costs of $373,795 and professional fees of $261,227. The remaining G&A is for office rent, Alter Nrg's office move, employee benefits, business travel, information technology costs and the general costs of setting up and maintaining an office.

INTEREST INCOME

	Three month period ended September 30, 2007		Nine month period ended September 30, 2007	
Interest income	$	210,388	$	418,760

Interest income of $210,388 and $418,760 for the three and nine month periods ended September 30, 2007, respectively, relates primarily to term deposits which are invested in short-term, interest-bearing investments with a major Canadian chartered bank. The investments were made with net proceeds received from the equity issuances in 2006 and January 2007; the Corporation's IPO on April 17, 2007; and the IPO over-allotment on May 16, 2007 (see the Equity section for details).

INCOME TAXES

The income tax recovery of $66,120 and $137,853 for the three and nine month period ended September 30, 2007 relates to non-capital losses incurred by WPC in the U.S. at a tax rate of 44%. It is estimated that WPC will use these losses within the year as it has commercial operations and is projected to have taxable income within the next fiscal year.

The Corporation had a loss from operations in Canada for the three and nine month periods ended September 30, 2007, which resulted in a corresponding future income tax recovery. The Corporation took a full valuation allowance on the future income tax asset and tax recovery, as without commercial operations it cannot be considered more likely than not that the future income tax benefits could be realized.

LOSS AND CASH FLOW USED IN OPERATIONS

	Three month period ended September 30, 2007		Nine month period ended September 30, 2007	
Loss	$	(3,536,554)	$	(7,109,699)
Cash flow used in operations	$	(372,115)	$	(2,185,403)

The consolidated loss for the three month period ended September 30, 2007 was $3,536,554 and for the nine month period ended September 30, 2007 was $7,109,699. During the three month period ended September 30, 2007, $380,638 related to selling costs and $1,884,265 in G&A costs. The remaining amount related to non-cash charges for depreciation and amortization of $2,179,647, of which $2,163,993 related to amortization of deferred compensation expense related to the acquisition, and stock-based compensation of $263,226. The loss was offset by sales of $945,727 and interest income of $210,388. Looking forward, management is improving the sales, marketing and business development processes to increase sales for 2008.

Consolidated cash flow used in operations was $372,115 for the three month period ended September 30, 2007 and $2,185,403 for the nine month period ended September 30, 2007, which represents the current cash expenditures for direct costs of good sold and G&A costs offset by sales revenue and interest income.

CAPITAL EXPENDITURES

	Three month period ended September 30, 2007		Nine month period ended September 30, 2007	
Deferred costs	$	215,708	$	801,395
Resource property assessment		133,586		337,527
Capital assets		288,459		414,057
Total capital expenditures incurred in the period	**$**	**637,753**	**$**	**1,552,979**

CAPITAL EXPENDITURES (con't.)

Capital expenditures related to deferred costs consist of engineering evaluations and development work on plasma gasification systems and costs related to setting up the joint venture with Jacoby Energy (see Corporate Overview for details). These deferred costs will be amortized at the point in time a commercial project is substantially completed. For the joint venture, costs will be amortized after the initial six month termination period has lapsed.

The resource property assessment costs relate to geological studies and consultants to advance the coal resource owned by the Company.

Capital assets consist of plant and facility costs to upgrade the WPC facility and corporate asset costs including leasehold improvements and office and computer equipment. Plant and facility costs of $120,470 were incurred in the three month period ended September 30, 2007. Corporate asset spending of $167,989 for the three month period ended September 30, 2007 (three months ended June 30, 2007 – $112,390) related primarily to leasehold improvements of $101,273 incurred for the WPC office and new Calgary head office space. Remaining corporate asset spending has increased consistent with the increase in personnel at WPC and the head office in Calgary.

A break down of deferred costs incurred from inception of the Corporation to September 30, 2007 is as follows:

	From Inception to September 30, 2007	
Engineering studies	$	1,032,745
Less government grants for engineering studies		(124,418)
WPC pilot testing and technology evaluation		663,536
Deferred project development costs		174,575
Deferred costs balance at the end of the period	**$**	**1,746,438**

QUARTERLY INFORMATION

	2006					
	Q2*		Q3		Q4	
Capital expenditures	$	514,822	$	1,484,248	$	804,267
Interest income		-		32,724		50,642
Net loss	$	(384,038)	$	(428,985)	$	(844,868)
Net loss per Unit	$	(0.04)	$	(0.03)	$	(0.06)

*Period from inception (March 9, 2006) to June 30, 2006. The Fund had no significant activity in Q1 2006 from inception on March 9 to March 31, 2006.

	2007					
	Q1		Q2		Q3	
Capital expenditures	$	321,141	$	594,085	$	637,753
Interest income		73,465		134,907		210,388
Loss	$	(311,382)	$	(3,261,763)	$	(3,536,554)
Loss per Unit/Share	$	(0.02)	$	(0.09)	$	(0.09)

The loss in the third quarter of 2007 relates primarily to depreciation on intangible assets acquired through the acquisition of WPC. Looking forward, management is implementing sales, marketing and business development processes to increase technology revenues from WPC in the short-term. Over the long-term management plans to create income from gasification projects, of which, two option agreements have been entered into through strategic joint venture relationships.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, the Corporation had $17,707,557 in cash and cash equivalents resulting in a decrease in cash of $1,028,987 as compared to June 30, 2007. The decrease is attributed to the cash spending on G&A and capital net of revenues received. The net working capital surplus of $16,556,089 is primarily attributable to the cash and cash equivalents balances. The working capital balance provides the Corporation with the capital to continue to invest in its resource base, provide for general and administrative support for the team and fund engineering studies to provide a strong technical foundation to evaluate investment opportunities and allows for potential strategic acquisition opportunities. Subsequent to quarter end the Corporation closed an additional $10 million financing which includes warrants for an additional $5 million exercisable by December 3, 2007 (See Subsequent Events section for details).

EQUITY

As at September 30, 2007 the Corporation had 38,992,744 shares outstanding and as at November 23, 2007 the Corporation had 43,398,030 shares outstanding (See Subsequent Events).

On April 17, 2007, the Fund reorganized into a Corporation and 17,555,272 Units were exchanged by the Fund's Unitholder's on a one-for-one basis for Common Shares of the Corporation. The Corporation closed its IPO for 15,555,556 Common Shares at $2.25 per Common Share and total gross proceeds of $35 million on April 17, 2007. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG on that date. In conjunction with the IPO the Corporation acquired WPC for consideration of $22 million USD cash and $7 million USD in the Corporation's Common Shares at the $2.25 IPO price.

The Corporation granted the agents of the IPO an over-allotment option which was closed on May 16, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5.25 million.

At September 30, 2007, the Corporation had 3,064,100 stock options outstanding, of which 210,000 were issued in the three month period ended September 30, 2007, at a weighted average exercise price of $2.49 per share.

The authorized share capital of the Corporation consists of an unlimited number of Common Shares.

CONTRACTUAL OBLIGATIONS

The Corporation has entered into operating lease agreements for office rent with future lease obligations. The annual commitments for the next five years are as follows:

Annual Commitments	
2007	$ 87,000
2008	455,000
2009	515,000
2010	534,000
2011	$ 438,000

The Corporation has annual coal lease payments of $85,792 per year for 14 years for its Fox Creek and Hinton Properties.

RELATED PARTY TRANSACTIONS

During the three and nine month period ended September 30, 2007, the Corporation incurred $22,137 and $525,266, respectively, ($263,075 from inception to December 31, 2006) in corporate legal fees to a legal firm of which two officers are partners. These fees are included in general and administrative expense, WPC acquisition costs, reorganization expenditures and unit/share issue costs. During the period, the Corporation incurred $137,934 and $187,934 for the three and nine month periods ending September 30, 2007 ($42,400 from inception to December 31, 2006) in engineering consulting fees to a firm which one of the officers was a director.

All related party transactions are done at standard market terms and conditions.

SUBSEQUENT EVENT

On November 16, 2007, the Corporation closed a private placement of 4,405,286 units in the capital of the Corporation (Units) at a subscription price of $2.27 per Unit. Each Unit consisted of one Common Share in the capital of the Company and one half of one Common Share Purchase Warrant. Each Purchase Warrant entitles the subscriber to purchase one Common Share at a price of $2.27 per share until December 3, 2007. Gross proceeds from the issuance of the Units was approximately $10 million (up to approximately $15 million, if the subscriber exercises the entirety of its Warrants), and will be used to fund ongoing project development, and working capital.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2007, the Corporation does not have off-balance sheet arrangements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Corporation adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3251, Equity as described further in note 1 of the notes to the consolidated financial statements. These new accounting standards provide requirements for the recognition and measurement of financial instruments. The prospective adoption of the financial instruments standards has not affected the current balances on the consolidated financial statements as the financial instruments identified by the Corporation are at fair value.

Effective January 1, 2007, the Corporation adopted the requirements of CICA Handbook Section 1506 "Accounting Changes", the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation" which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Corporation will adopt these standards on January 1, 2008 and it is expected the only effect on the Corporation will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The Corporation has also adopted various other accounting policies for the first time as a result of the acquisition on WPC.

BUSINESS CONDITIONS AND RISKS

The Corporation has the following business risks:

No History of Operations or Returns

The Corporation is in the early stages of development and has no history of earnings or operations and there can be no assurance that the Corporation will have earnings in the future. While WPC has a history of earnings and operations, there is no assurance that the WPC technology or any other assets or properties that the Corporation may acquire in the future will generate earnings, operate profitably or provide a return on investment in the future. Cost estimates and resource conversion ratios for projects disclosed throughout continuous disclosure documents are preliminary estimates only.

Reliance on Management and Key Personnel

The Corporation's success and future operations are dependent upon the abilities, expertise, experience, judgment and efforts of senior management and key technical and field personnel of the Corporation and its subsidiaries. Any loss of the services of these personnel could have a materially adverse impact on the Corporation's business, technical capabilities, operating results or financial condition or could result in delays to or abandonment of the Corporations projects and ultimately the Shareholders' investments could be negatively affected.

Business Risk

The Corporation is currently in the early stage of development and there is a risk that the Corporation's anticipated milestones will not be achieved on time, on budget or at all. The Corporation will also be subject to a variety of risks, including delays, increased construction or operational costs, interruption of operations due to many factors including, without limitation:

- challenges and issues related to the Corporation and WPC's proprietary technology;
- delays in obtaining regulatory approvals or conditions imposed by regulatory bodies;
- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- contractor or operator error;
- labour disputes, disruptions or declines in productivity;
- non-performance by third party contractors;
- inability to attract sufficient number of qualified workers;
- increases in material or labour costs;
- changes in the scope of the Corporation's business;
- violation of patents;
- disruption in the supply of energy; and
- major incidents or catastrophic events such as fires, earthquakes, storms or explosions
- changes in foreign currency for US operations

Commodity Price Risk

The Corporation is subject to the fluctuations in oil, natural gas and other commodity energy prices. It is anticipated that the gasification industry has an inherently high capital cost due to large construction projects. Nevertheless, changes in commodity prices could result in a decision by the Corporation to suspend or reduce operations because such operations are no longer economically viable. Any such suspension or reduction of operations would result in a corresponding decrease in the Corporation's revenues and earnings and could materially impact the Corporation's ability to meet customer demands and could expose the Corporation to additional expense as a result of any future long-term contracts. If production is not suspended or reduced during such period, the low differential between the price of the Corporation's end products and the cost of production could lower the Corporation's revenues.

Sensitivity to Fixed Costs

Fixed costs, including costs associated with operating losses, leases, labour costs and depreciation will account for a significant portion of the Corporation's costs and expenses. As a result, reduced productivity resulting from reduced demand, equipment failure, weather or other factors could significantly affect financial results.

Financial Risk

In order to execute its business plan, the Corporation will require a combination of additional debt and equity financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. The Corporation's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Corporation's growth and may have a material adverse effect upon the Corporation.

Additional risk factors can be found in the "Risk Factors" section of the Corporation's long-form prospectus filed April 10, 2007 on SEDAR **(www.sedar.com).**

DISCLOSURE CONTROLS AND PROCEDURES

The Corporation has established disclosure controls and procedures to ensure the timely and accurate preparation of financial and other reports. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to the appropriate members of management and properly reflected in the Corporation's filings. The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") oversaw the evaluation and implementation process and have concluded that the design and operation of disclosure controls and procedures are adequate and effective in ensuring that the information required to be disclosed under applicable securities laws is accurate and complete and filed within the time periods required.

The Corporation's CEO and CFO evaluated the design and implementation of internal controls over financial reporting and have concluded that the internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

It should be noted that while the Corporation's CEO and CFO recognize that all internal controls systems, no matter how well designed, have inherent limitations and therefore have concluded that these systems provide reasonable, but not absolute assurance, that the financial information is accurate and complete in all material respects. Any control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Corporation is currently completing an assessment of the business process controls in WPC, which was acquired on April 17, 2007 and management has not concluded on the design effectiveness as at September 30, 2007. As a result, the Corporation has relied on management review to assess the accuracy of the financial statements at the reporting date.

The Corporation is in compliance with applicable legislation and intends to complete the conclusions on design effectiveness by year end.

ADDITIONAL INFORMATION

Additional information relating to Alter Nrg can be viewed at our website **(www.alternrg.ca)** or at SEDAR **(www.sedar.com)**. Information can also be obtained by contacting Alter Nrg Corp., Suite 700, 910 – 7th Avenue S.W., Calgary, Alberta T2P 3N8, or by calling Investor Relations at **(403) 806-3875.**

FINANCIAL



CONSOLIDATED BALANCE SHEETS (unaudited)

Current assets:				
Cash and cash equivalents	$	17,707,557	$	9,000,252
Accounts receivable		464,809		106,403
Prepaid expenses		229,847		23,472
Inventories		101,465		-
Future income tax benefit (note 5)		226,948		-
		18,730,626		9,130,127
Technology license		-		299,515
Capital assets (note 6)		448,972		69,253
Resource properties		1,394,093		1,107,325
Deferred costs (note 7)		1,746,438		1,313,676
Deferred compensation (note 8)		1,803,657		-
Goodwill (note 3)		27,841,806		-
	$	51,965,592	$	11,919,896

Current liabilities:				
Accounts payable and accrued liabilities	$	1,643,832	$	663,717
Deferred revenue		530,705		-
		2,174,537		663,717
Shareholders' equity:				
Shareholders' capital (note 9)		57,436,050		12,623,817
Contributed surplus (note 10)		1,158,569		290,253
Deficit		(8,767,590)		(1,657,891)
Accumulated other comprehensive loss		(35,974)		-
		49,791,055		11,256,179
	$	51,965,592	$	11,919,896

Commitments and subsequent event (note 15 and 17)
See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT (unaudited)

Revenue:				
Sales	$ 945,727	$ -	$ 1,394,547	$ -
Interest income	210,388	32,724	418,760	32,724
	1,156,115	32,724	1,813,307	32,724
Expenses:				
Direct cost of goods provided	380,638	-	532,873	-
General and administrative	1,884,265	337,840	3,604,965	653,042
Stock based compensation (note10)	263,226	119,270	870,133	183,308
Amortization of deferred compensation (note 8)	2,163,993	-	3,966,993	-
Depreciation & amortization	15,654	4,599	34,338	9,397
Write down of resource property (note 11)	50,759	-	50,759	-
	4,758,535	461,709	9,060,061	845,747
Loss before income taxes	(3,602,420)	(428,985)	(7,246,754)	(813,023)
Provision for income taxes (recovery)				
Current	254	-	798	-
Future	(66,120)	-	(137,853)	-
	(65,866)	-	(137,055)	-
Loss	(3,536,554)	(428,985)	(7,109,699)	(813,023)
Deficit, beginning of period	(5,231,036)	(384,038)	(1,657,891)	-
Deficit, end of period	$ (8,767,590)	$ (813,023)	$ (8,767,590)	$ (813,023)
Loss per unit/share - basic and diluted (note 12)	$ (0.09)	$ (0.03)	$ (0.23)	$ (0.10)

See accompanying notes to financial statements.

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss (unaudited)

Loss	$ (3,536,554)	$ (428,985)	$ (7,109,699)	$ (813,023)
Other comprehensive (loss) income				
Foreign currency translation adjustment	(24,492)	-	(35,974)	-
Total other comprehensive loss	(24,492)	-	(35,974)	-
Comprehensive loss	$ (3,561,046)	$ (428,985)	$ (7,145,673)	$ (813,023)
Accumulated other comprehensive loss – beginning of period	$ (11,482)	$ -	$ -	$ -
Total other comprehensive loss during the period	(24,492)	-	(35,974)	-
Accumulated other comprehensive loss – end of period	$ (35,974)	$ -	$ (35,974)	$ -

Consolidated Statement of Cash Flows (unaudited)

[redacted]

Cash provided by (used in):				
Operating:				
Loss	$ (3,536,554)	$ (428,985)	$ (7,109,699)	(813,023)
Add (deduct) items not involving cash:				
Future income tax recovery	(66,120)	-	(137,853)	-
Stock based compensation	263,226	119,270	870,133	183,308
Depreciation & amortization	2,179,647	4,599	4,001,331	9,397
Write down of resource property	50,759	-	50,759	-
	(1,109,042)	(305,116)	(2,325,329)	(620,318)
Change in non-cash working capital	711,297	(17,634)	(72,086)	17,160
Change in deferred revenue	25,630	-	212,012	-
	(372,115)	(322,750)	(2,185,403)	(603,158)
Financing:				
Issue of share capital, net of share issuance costs	5,663	-	36,838,328	-
Issue of unit capital, net of unit issuance costs	-	1,925,924	333,974	8,647,822
Corporate restructing costs	-	-	(326,381)	-
Change in non-cash working capital	(234,497)	(5,614)	-	641
	(228,834)	1,920,310	36,845,921	8,648,463
Investing:				
Investment in technology licence	-	-	-	(299,515)
Acquisition of capital assets	(288,459)	(8,894)	(414,057)	(82,821)
Assessment of resource properties	(133,586)	(992,212)	(337,527)	(1,072,212)
Deferred costs	(215,708)	(483,142)	(801,395)	(544,522)
Acquisition of Westinghouse Plasma Corporation, net of cash acquired	-	-	(24,788,829)	-
Change in non-cash working capital	209,715	208,915	388,595	217,361
	(428,038)	(1,275,333)	(25,953,213)	(1,781,709)
Increase (decrease) in cash and cash equivalents	(1,028,987)	322,227	8,707,305	6,263,596
Cash and cash equivalents, beginning of period	18,736,544	5,941,369	9,000,252	-
Cash and cash equivalents, end of period	$ 17,707,557	$ 6,263,596	$ 17,707,557	$ 6,263,596
Cash and cash equivalents consists of:				
Term deposits	$ 17,101,947	5,000,000	$ 17,101,947	$ 5,000,000
Cash	605,610	$ 1,263,596	605,610	1,263,596
	$ 17,707,557	$ 6,263,596	$ 17,707,557	$ 6,263,596

No Interest or taxes were paid during the period. See accompanying notes to financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 (unaudited)

1. DESCRIPTION OF THE CORPORATION AND BUSINESS

Alter Nrg Corp. (the "Corporation") was incorporated on February 20, 2007 in the Province of Alberta. In conjunction with the Corporation's Initial Public Offering on April 17, 2007, Alter Nrg Income Fund's (the "Fund") Unitholders voted in favour of reorganizing the Fund from a trust structure to a corporation. The Plan of Arrangement received regulatory and court approvals on April 13, 2007. The Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation, and the Fund became a wholly-owned subsidiary of the Corporation.

The Corporation commenced operations on April 17, 2007 as the successor to the Fund when it acquired all the trust units of the Fund for consideration of shares on a one for one basis. These consolidated financial statements follow the continuity of interest basis of accounting whereby the Corporation is considered a continuation of the Fund. As a result, the comparative period figures are those of the Fund while the results of operations and cash flow include the Fund's results for the period up to and including April 16, 2007 and the Corporation's results of operations and cash flows from April 17, 2007 to September 30, 2007. All references to the Corporation mean Alter Nrg Corp. and its predecessor Alter Nrg Income Fund.

The Fund commenced operations on March 9, 2006 and did not have any activity in the three month period ended March 31, 2006. As such, the first period of operations for the Fund is the period from commencement of operations on March 9, 2006 to June 30, 2006.

The Corporation invests in alternative energy projects using gasification and gasification related technology to create saleable energy products.

On April 17, 2007, the Corporation acquired 100% of the outstanding shares of a private U.S. company, Westinghouse Plasma Corporation ("WPC") (note 3).

On August 2, 2007, a newly formed U.S. subsidiary of the Corporation entered into a joint venture agreement with Jacoby Energy Development, Inc. ("Jacoby Energy") to develop large scale waste to energy projects in Canada and the U.S. (note 4).

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

These unaudited interim consolidated financial statements have been prepared by management, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at December 31, 2006 and for the period from commencement of operations from March 9, 2006 to December 31, 2006, except for the adoption of new accounting standards in 2007 as described below. These interim consolidated financial statements do not include all of the information and disclosures required by GAAP applicable to annual financial statements and, therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

ACCOUNTING CHANGES

Beginning January 1, 2007 the Corporation adopted Section 1506 "Accounting Changes" the only impact for the Corporation is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation" which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Corporation will adopt these standards on January 1, 2008 and it is expected the only effect on the Corporation will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

COMPREHENSIVE INCOME

On January 1, 2007, the Corporation adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income. Section 1530 establishes new standards for reporting and presenting comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity of an entity during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. Any changes in these items would be presented in the consolidated statement of operations, comprehensive loss and deficit.

As a result of adopting CICA Section 1530, a new Statement of Comprehensive Loss forms part of the Corporation's consolidated financial statements. Gains and losses resulting from the translation of the assets and liabilities of the Corporation's self-sustaining foreign operations, WPC and its newly formed joint venture, into Canadian dollars are included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit as a separate component of OCI. The Corporation acquired WPC, a self-sustaining foreign subsidiary, on April 17, 2007 and as such there were no previously accumulated gains or losses arising from translation prior to adoption of Handbook Section 1530. The foreign currency translation adjustment for the nine months ended September 30, 2007 of $(35,974) has been recognized into OCI.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Corporation adopted the requirements of the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3251 – Equity. The adoption of the financial instruments standards has not affected the current balances on the consolidated financial statements as the financial instruments identified by the Fund were already carried at fair value.

Section 3855 requires financial assets and financial liabilities to be initially recognized at their fair value. Measurement in subsequent periods is dependent on the classification of the financial instruments, which is dependent on the purpose for which it was acquired and its characteristics. Financial instrument classifications per the standard are "held-for-trading", "available-for-sale" or "held-to-maturity" and the ability to transfer between classes is limited.

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amounts due to their short terms to maturity.

The Corporation does not have any derivatives as defined by Section 3855. The Corporation also reviewed its contractual agreements for embedded derivatives and the Corporation has no embedded derivatives.

Section 3251 replaces section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during the reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 (unaudited)

BASIS OF CONSOLIDATION
The consolidated financial statements of the Corporation include the accounts of the company and its subsidiaries. Investments in joint ventures are consolidated on a proportionate basis.

FOREIGN CURRENCY TRANSLATION
The Corporation accounts for WPC, its wholly owned U.S. subsidiary, and newly formed joint venture as self sustaining entities using the current rate method whereby revenues and expenses of WPC are translated at the average exchange rate for the period and assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from translation of WPC are included in the cumulative translation adjustment in OCI.

REVENUE RECOGNITION
Revenue is recognized when evidence of an arrangement exists, services are rendered, the selling price is fixed and determinable, and collectability is reasonably assured. Advance payments received from customers, in excess of revenue recognized, are classified as deferred revenue until the service is provided or the product delivered.

Revenue from long term service contracts consisting of designing and engineering services is recognized when the service has been rendered and specific milestones have been delivered. Revenue from long term contracts for plasma torch systems is recognized using the percentage-of-completion method of accounting. The degree of completion is determined by comparing the costs incurred to the total costs anticipated for the contract. License revenue earned through participation in the Corporation's joint venture is recognized as associated general and administrative costs are incurred.

INVENTORIES
Inventories are valued at the lower of cost, determined on the first-in, first out ("FIFO") basis, and net realizable value.

CAPITAL ASSETS
Leasehold improvements are amortized on a straight-line basis over the term of the lease between 5 and 8 years.

GOODWILL
Goodwill represents the excess of the purchase price over the fair values of the assets purchased. Goodwill is not subject to amortization, but is tested for impairment at least annually by applying a fair value based test. Any goodwill impairment will be recognized as an expense if the carrying amount of the goodwill exceeds its fair value.

3. ACQUISITION

On April 17, 2007, the Corporation acquired 100% of the issued and outstanding shares of WPC. The results of WPC's operations have been included in the consolidated financial statements since that date. WPC is a U.S. based company that designs, manufactures and services plasma torch systems and applications throughout the world.

The Corporation paid an aggregate purchase consideration of $33,510,892, including $651,580 of legal and professional fees incurred related to the acquisition. The purchase price was funded by payment of $22 million USD ($24,893,000 at the actual exchange rate on April 17, 2007 of 1.1315) in cash and $7 million USD ($7,966,312 at the rate of 1.1380) worth of Common Shares at a price of $2.25 per Common Share. The fair value assigned to the Common Shares is based on the price established by the Corporation's initial public offering (the "Offering").

A total of $5.1 million USD of the purchase price consideration, $4.1 million USD in cash and $1 million USD in Common Shares, to the principal shareholder of WPC is being held in escrow. This consideration will be released in equal monthly installments beginning one month after closing up to December 15, 2007 if the principal shareholder is still employed and active in the business.

ACQUISITION (con't.)

As such, the $5.1 million USD ($5,770,650 at an exchange rate of 1.1315) is treated as deferred compensation expense for accounting purposes and will be amortized on a straight line basis over the 8 month period.

The acquisition has been accounted for using the purchase method with the consideration being allocated to the fair value of the assets acquired and liabilities assumed on the following basis:

Net assets acquired:		
Working capital deficiency, excluding inventory	$	(84,537)
Inventory		168,961
Future income taxes		113,527
Goodwill		27,542,291
Fair value of net assets acquired and total purchase price		27,740,242
Additional consideration:		
Deferred compensation expense		5,770,650
Total consideration		33,510,892
Purchase Consideration:		
Cash		25,544,580
Common shares		7,966,312
	$	33,510,892

Goodwill relates to the technology acquired including the technological process, patents, designs and engineering expertise.

4. JOINT VENTURE

On August 2, 2007, a newly formed U.S. subsidiary of the Corporation entered into a joint venture agreement (the "Agreement") with Jacoby Energy. The Corporation accounts for its joint venture interest using the proportionate consolidation method.

Alter Nrg owns a 49% interest of the joint venture and contributed its proprietary WPC technology on an exclusive basis for waste to energy projects, to produce steam or electricity in North America. Jacoby Energy owns the remaining 51% interest and during the term of the joint venture will contribute its marketing and project development services and up to $15 million USD of joint venture operating capital.

The joint venture will market the WPC technology and provide project development services to third party waste to energy project developers. The Corporation will receive 100% of the plasma gasification technology product and service revenues through WPC at current prices and the joint venture will split all other revenues and costs based on the joint venture ownership percentages.

The joint venture agreement includes an initial six month term to formalize commercial product and service sales agreements where both parties have an option to terminate the Agreement if not satisfactorily completed. Jacoby Energy will maintain its exclusive access to the WPC plasma gasification technology by meeting predetermined levels of technology sales.

4. JOINT VENTURE (con't.)

Since it is uncertain whether the parties will terminate the agreement after the first six month term, the joint venture has only recognized the first potential $0.5 million USD of the total $15 million USD contribution, net of general and administrative costs incurred for the period from inception of the joint venture on August 2, 2007 to September 30, 2007.

The following is a summary of the Corporation's proportionate share of its joint venture.

Balance sheet	
Accounts receivable from joint venture partners	$ 114,640
Statement of operations	
General & administrative costs	137,920
Net loss	$ (137,920)

Included in deferred revenues at September 30, 2007 and revenue for the three month period ended September 30, 2007 is $114,640 and $137,920, respectively, related to Alter Nrg's contribution of the WPC technology rights to the joint venture.

5. FUTURE TAX

The future tax asset consists of the non-capital losses incurred by the Corporation's U.S. subsidiary, WPC, to September 30, 2007 as it is deemed more likely than not that the subsidiary will realize the non-capital losses by the end of the fiscal year.

The Corporation has future tax assets in Canada related to non-capital losses, capital assets and unit/share issue costs. The Corporation has recorded a full valuation allowance against the future income taxes as it is not considered more likely than not to be recoverable at this stage in the Corporation's operations.

6. CAPITAL ASSETS

Plant and facility costs	$ 120,470	$ -	$ 120,470	$ -	$ -	$ -
Leasehold improvements	101,273	1,264	100,009	-	-	-
Office equipment	94,140	15,106	79,034	51,537	7,124	44,413
Computer equipment	180,995	31,536	149,459	31,284	6,444	24,840
	$ 496,878	**$ 47,906**	**$ 448,972**	**$ 82,821**	**$ 13,568**	**$ 69,253**

Plant and facility costs relate to costs incurred to enhance performance of the WPC pilot facility. The upgrade of the facility is in progress and is expected to be complete in late fiscal 2007. Amortization will begin once the upgrade is completed and the facility is back in productive use.

7. DEFERRED COSTS

Engineering studies	$ 1,032,745	$ 351,656
Less government grant for engineering studies	(124,418)	(70,000)
WPC pilot testing and technology evaluation	663,536	663,387
WPC acquisition costs	-	368,633
Deferred project development costs	174,575	-
Balance, September 30, 2007	**$ 1,746,438**	**$ 1,313,676**

The Corporation initiated several engineering studies to determine the project economics of several potential gasification projects. The Corporation also performed pilot testing and technology evaluation studies to determine the effectiveness of the WPC technology. The government grant is related to the evaluation of the Corporation's plasma gasification technology. Deferred project development costs relate to professional fees incurred to establish the Corporation's joint venture with Jacoby Energy.

8. DEFFERRED COMPENSATION

Balance at acquisition (Note 3)	$ 5,770,650
Amortization	(3,966,993)
Balance, September 30, 2007	**$ 1,803,657**

9. SHARE CAPITAL

Authorized
At September 30, 2007, an unlimited number of Common Shares, voting and participating.

Trust Units		
Unitholders' capital balance, January 1, 2007	17,360,272	$ 12,623,817
Issued for cash, net of unit issuance costs	195,000	333,974
Common shares issued in exchange for Units	(17,555,272)	(12,957,791)
Unitholders' capital, September 30, 2007	**-**	**$ -**
Common Shares		
Share capital balance, January 1, 2007	-	$ -
Issued in exchange for trust units	17,555,272	12,957,791
Reorganization costs	-	(326,381)
Common shares issued for cash	17,888,889	40,250,001
Common shares issued on exercise of options	8,000	5,418
Share issue costs	-	(3,417,091)
Common shares issued for the acquisition of WPC	3,540,583	7,966,312
Share capital, September 30, 2007	**38,992,744**	**$ 57,436,050**

9. SHARE CAPITAL (con't)

On January 13, 2007, the Fund closed the second part of a private placement of 195,000 Units at $2.00 per Unit for gross proceeds of $390,000.

On April 17, 2007, the Corporation closed its initial public offering (the "Offering") of 15,555,556 Common Shares at $ 2.25 per Common Share for total gross proceeds of $35,000,001. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG. In conjunction with the Corporation's Offering on April 17, 2007 the Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation. Total costs incurred in relation to the reorganization were $326,381.

On April 17, 2007, the Corporation also issued 3,540,583 Common Shares at the Offering price of $2.25 per share as partial consideration for acquisition of the shares of WPC (note 3).

The Corporation granted the agents of the Offering an over-allotment option which was exercised on May 17, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5,250,000.

Share capital has not been adjusted for future taxes at September 30, 2007 related to the share issue costs as the future tax asset is not considered more likely than not to be realized.

10. STOCK OPTION PLAN

The Corporation has a Stock Option Plan for employees, consultants, officers and directors. Prior to April 17, 2007 the Fund had a Unit Option Plan. On April 17, 2007, all Unit Options were converted to Stock Options on a one to one basis and the terms and conditions in the Stock Option Plan are consistent with the previous Unit Option Plan.

The Corporation may grant options up to 10% of the aggregate number of Common Shares outstanding, with no one optionee permitted to hold more than 50% of the total options outstanding. The exercise price of options is approved by the Board and cannot be less than the market price of its Common Shares on the day the option is granted. The options vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant.

The following options have been granted:

Outstanding, beginning of the year	1,448,300	$ 0.69
Granted	1,658,000	2.36
Cancelled	(34,200)	(0.51)
Exercised	(8,000)	(0.45)
Outstanding, September 30, 2007	3,064,100	1.60
Exercisable, September 30, 2007	1,428,400	$ 1.31

10. STOCK OPTION PLAN (con't.)

$ 0.45	687,600	8.7	$ 0.45	458,400	$ 0.45
0.80	527,500	8.9	0.80	351,667	0.80
1.00	141,000	9.0	1.00	47,000	1.00
2.05	70,000	9.2	2.05	25,333	2.05
2.30	1,343,000	9.6	2.30	447,667	2.30
3.19	85,000	9.7	3.19	28,333	3.19
2.71	50,000	9.8	2.71	16,667	2.71
2.62	25,000	9.8	2.62	8,333	2.62
$ 2.38	135,000	9.9	2.38	45,000	2.38
	3,064,100	**9.3**	**$ 1.60**	**1,428,400**	**$ 1.31**

For the three and nine month period ended September 30, 2007 the Corporation recognized compensation expense included in the calculation of net earnings of $263,226 and $870,133, respectively, (2006 - $170,768) with an equal offsetting amount to contributed surplus, based on the vesting terms of the options.

The weighted-average fair value of options granted during the three and nine month period ended September 30, 2007 was $1.32 and $0.97 per option, respectively. The Corporation uses the Black-Scholes option-pricing model to determine the estimated fair value of the options at the date of grant. A summary of the assumptions used in the Black-Scholes option-pricing model to determine the estimated fair value is as follows:

Expected volatility	25% to 60%
Distribution rate	0%
Risk free interest rate	4.0% to 4.6%
Expected life	8 years

11. WRITE DOWN OF RESOURCE PROPERTY

The Corporation wrote off $50,759 of costs related to its Wetaskiwin coal lease from resource properties as the lease was not renewed in August 2007 as results of evaluations and studies indicated the lease had limited development potential.

12. LOSS PER UNIT/SHARE

Basic and diluted net loss per unit/share has been calculated using the weighted average number of units/shares outstanding during the three month period ended September 30, 2007 of 38,991,874 (2006 – 14,684,863) and the nine month period ended September 30, 2007 of 30,409,397 (8,147,623 from inception to September 30, 2006). As the Corporation is in a loss position, any conversion of options would be anti-dilutive to the loss per unit/share calculation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 (unaudited)

13. RELATED PARTY TRANSACTIONS

The Corporation incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and the Corporation. During the three and nine month period ended September 30, 2007, the Corporation incurred $22,137 and $525,266, respectively, ($263,075 from inception to December 31, 2006) in corporate legal fees to a legal firm of which two officers are partners. These fees are included in general and administrative expense, WPC acquisition costs, reorganization expenditures and unit issue costs. During the three and nine month period, the Corporation incurred $137,934 and $187,934, respectively, ($42,400 from inception to December 31, 2006) in engineering consulting fees to a firm of which one of the officers was a director.

14. SEGMENTED INFORMATION

On April 17, 2007, the Corporation acquired WPC (note 3) which is a U.S. based company that designs, manufactures and services plasma torch systems and applications throughout the world. WPC has existing operations and revenue streams primarily in the plasma gasification industry. On August 2, 2007, a newly formed U.S. subsidiary of the Corporation entered into a joint venture agreement with Jacoby Energy (note 4) to develop waste to energy projects in Canada and the U.S. using the WPC technology and marketing WPC's products and services.

The Corporation as a whole is focused on creating clean energy solutions through the construction of gasification facilities. The Corporation is in process of developing several projects as discussed in the Corporate Overview. WPC represents a core technology that supports the project development and provides additional project opportunities.

As such the Corporation has two segments.

Revenue from external customers	$ -	$ 1,394,547	$ 1,394,547
Interest revenue	414,559	4,201	418,760
Direct costs of good sold	-	532,873	532,873
Depreciation & amortization	25,382	3,975,949	4,001,331
General & administrative	2,420,490	1,184,475	3,604,965
Stock based compensation	870,133	-	870,133
Write down of resourc property	50,759	-	50,759
Income taxes (recovery)	-	(137,055)	(137,055)
Loss	(2,952,205)	(4,157,494)	(7,109,699)
Capital expenditures	1,263,954	289,025	1,552,979
Total assets	21,060,905	30,904,687	51,965,592
Deferred compensation	-	1,803,657	1,803,657
Goodwill	$ -	$ 27,841,806	$ 27,841,806

14. SEGMENTED INFORMATION (con't)

Revenue from external customers	$	-	$ 945,727	$ 945,727
Interest revenue		208,962	1,426	210,388
Direct costs of good sold		-	380,638	380,638
Depreciation & amortization		9,272	2,170,375	2,179,647
General & administrative		1,162,228	722,037	1,884,265
Stock based compensation		263,226	-	263,226
Write down of resourc property		50,759	-	50,759
Income taxes (recovery)		-	(65,866)	(65,866)
Loss		(1,276,523)	(2,260,031)	(3,536,554)
Capital expenditures		388,978	248,975	637,753
Total assets		21,060,905	30,904,687	51,965,592
Deferred compensation		-	2,163,993	2,163,993
Goodwill	$	-	$ 27,841,806	$ 27,841,806

15. COMMITMENTS

The corporation has operating lease agreements for office rent with future lease obligations for the next five years as summarized below:

2007	$ 87,000
2008	455,000
2009	515,000
2010	534,000
2011	$ 438,000

Additional commitments include annual lease rental payments of $85,792 for a term of 14 years on the Corporation's Alberta crown coal lease located in the Hinton and Fox Creek areas.

16. SIGNIFICANT CUSTOMERS

The five largest customers of the Corporation's subsidiary WPC accounted for 98% of the revenue for the three and nine month periods ended September 30, 2007 and the largest customer accounted for approximately 75% of total revenues.

17. SUBSEQUENT EVENT

On November 16, 2007, the Corporation closed a subscription agreement in respect of the issuance, on a private placement basis, of 4,405,286 units in the capital of the Company (the "Units") at a subscription price of $2.27 per Unit. Each Unit consisted of one common share in the capital of the Company (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each Warrant entitles the subscriber to purchase one Common Share at a price of $2.27 per share until December 3, 2007. Gross proceeds from the issuance of the Units was $10 million (up to approximately $15 million, if the subscriber exercises the entirety of its Warrants).

18. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.

CORPORATE INFORMATION

DIRECTORS

Michael Heier
Director & Chairman

Nancy Laird[1]
Director

Brent Conway[2]
Director

Mark Montemurro
Director, President and CEO

Shyam Dighe
Director

(1) Chair of Governance and Nominating Committee
(2) Chair of Audit Committee

MANAGEMENT AND KEY PERSONNEL
ALTER NRG

Mark Montemurro
President and CEO

James R. Fitzowich
Chief Operating Officer

Daniel Hay
Chief Financial Officer

Kevin Willerton
VP Business Development

Richard Bower
VP Engineering

Michelle Lemmens
Controller

Heather Strang
Manager, Investor Relations

Pieter van Nierop
Gasification Lead

Alex Gorodetsky
Staff Gasification Engineer

Shawn Heier
Ontario Business Development

WESTINGHOUSE PLASMA CORP.

Shyam Dighe
President and Chief Technology Officer

Dan Lazzara
VP Business Operations

Thomas J. Gdaniec
Director of Marketing

HEAD OFFICE

Suite 700, 910 - 7th Avenue SW
Calgary, AB T2P 3N8

tel: 403.806.3875
fax: 403.806.3701

email: info@alternrg.ca
www.alternrg.ca

ONTARIO OFFICE

Suite 334, 466 Speers Road
Oakville, ON L6K 3W9

tel: 905.257.9109
fax: 905.849.9949

email: info@alternrg.ca
www.alternrg.ca

LEGAL COUNSEL

Blake Cassels & Graydon LLP
Calgary, Alberta

AUDITORS

Deloitte
Calgary, Alberta

BANKER

Scotiabank
Calgary, Alberta

TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

STOCK EXCHANGE LISTING

The TSX Venture Exchange
Symbol: **NRG**

GLOSSARY

bcf	billions of cubic feet	JEDI	Jacobi Energy Dev. Inc.
bbl	barrels	MWth	megawatts thermal
bbl/d	barrels per day	SAGD	steam assisted gravity drainage
boe	barrels of oil equivalent	Syngas	synthetic gas
CDN$	Canadian dollars	US$	United States dollars
CTL	coal-to-liquids	WPC	Westinghouse Plasma Corporation
GHG	greenhouse gas	WTE	waste-to-energy
IPO	Initial Public Offering		

ALTERNRG

HEAD OFFICE

Suite 700, 910 - 7th Avenue SW
Calgary, AB T2P 3N8

tel: 403.806.3875
fax: 403.806.3701

email: info@alternrg.ca
www.alternrg.ca

Form 52-109F2 - Certification of Interim Filings

I, Daniel Hay, Chief Financial Officer of Alter Nrg Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alter Nrg Corp., (the issuer) for the interim period ending September 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 26, 2007

signed "Daniel Hay"
Daniel Hay
Chief Financial Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark Montemurro, President and Chief Executive Officer of Alter Nrg Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Alter Nrg Corp., (the issuer) for the interim period ending September 30, 2007;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
    b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 26, 2007

signed "Mark Montemurro"
Mark Montemurro
President and Chief Executive Officer

ALTER NRG

THIRD QUARTER REPORT • SEPTEMBER 30, 2007



CLEAN • EFFICIENT • ALTERNATIVE ENERGY SOLUTIONS

Q3 HIGHLIGHTS (to November 23, 2007)

- Announced a strategic joint venture with Jacoby Energy Development Inc. (Jacoby) whereby they become the exclusive marketer of the Westinghouse Plasma Corporation (WPC) plasma gasification technology for use in waste-to-energy applications, in Canada and the United States (WPC is a wholly-owned subsidiary of Alter Nrg Corp) . Alter Nrg contributes the technology to the joint venture, and Jacoby contributes US$15 million over three to five years (August 2, 2007).

- Negotiated an option to invest up to 25% in the world's largest plasma gasification project that will convert household waste into electricity in St. Lucie, Florida (August 2, 2007). This also represents approximately US$50 million in technology and equipment sale revenues for Alter Nrg upon successful project development.

- Received preliminary State approval for the world's first coal power plant plasma gasification retrofit project in Somerset Massachusetts. Alter Nrg has an option (at its sole discretion) to invest from 10 to 25% in this project. This also represents approximately US$30 million in technology and equipment sale revenues upon successful project development.

- SMS Infrastructures Limited has commenced construction of two 68 tonne-per-day hazardous waste-to-energy plants in Pune and Nagpur, India that are installing the WPC plasma gasification technology.

- Four new projects in Kentucky, Louisiana, Minnesota and Florida using WPC plasma technology in the waste-to-energy and coal-to-liquids markets in the preliminary development stages were reported in the media.

- Closed a private placement with Coghill Capital Management for $10 million at a price of $2.27 per common share (November 16, 2007). The new shareholder has the option to invest an additional $5 million at $2.27 per share until December 3, 2007.

- Plasma system sales and services totalled $945,727 for the quarter, an increase of 110% over the prior quarter. Further sales, marketing and business development efforts are generating significant new project development and sales leads.

- Expanded the Alter Nrg executive team with the addition of Jim Fitzowich in the role of Chief Operating Officer, adding 20 years of senior power industry experience, and enhanced marketing and sales expertise at Westinghouse Plasma Corporation with the addition of a Director of Marketing, Thomas Gdaniec.

- Expanded the Company's Board of Directors with the addition of Mark Montemurro, President and CEO of Alter Nrg (August 20, 2007).

[illegible] unique vision, [illegible]

CONTENTS

Highlights 1
President's Message 2
Operations 3
Market Divisions 5
Focus on Projects 8
Focus on People 11
Management's Discussion & Analysis 12
Financial Statements 21
Notes to the Financial Statements 25
Corporate Information .... IBC

Alter Nrg Corp. (TSX-V: NRG)

PRESIDENT'S MESSAGE

Alter Nrg has continued to build on the accomplishments of the first half of 2007, advancing projects in the waste-to-energy, power retrofit and coal-to-liquids markets while ramping up our business development activities and the technical work required to expand the Alter Nrg/WPC service offering.

On August 2, Alter Nrg announced a joint venture with Jacoby Energy Development Inc. that includes an option to invest, at Alter Nrg's sole discretion, in the world's largest plasma gasification project to convert household waste to electricity in St. Lucie County, Florida. This facility, which will initially process 1,000 tons per day of garbage expanding to 3,000 tons per day and is expected to commence construction in late 2008, will generate US$40 to US$50 million in technology sales revenues to Alter Nrg. Should Alter Nrg opt to make an equity investment in St. Lucie, additional annual revenues of $8-$12 million are expected for phase 1, and $15 - $20 million in phase 2.

The Somerset Coal Retrofit project in Massachusetts continues to move forward with our partners at NRG Energy (the largest independent power producer in the US). The project received its preliminary state regulatory approval in September, and had its public hearing in October. We will continue to work with NRG Energy as their core technology supplier and, between now and the first quarter of 2008, we will be evaluating whether to make an equity investment of up to 25% in the project.

While we remain committed to the use of strategic partnerships to accelerate our growth and to mitigate certain project risks, we recognize that it is prudent to continue pursuing our own separate opportunities in parallel. With this in mind, we have been actively developing projects that are outside our joint ventures and recently have been targeting those that are geographically closer to home. This includes our large Fox Creek coal resource which we are actively moving forward and for which we anticipate releasing a public disclosure document in mid-2008.

We continue to be pleased with the market demand for our commercially proven plasma gasification technology. Alter Nrg has more than thirty technology sale opportunities in more than a dozen countries, up from about ten opportunities when Alter Nrg purchased WPC. The project developers of these opportunities, which are mostly in the early stage of development, are actively permitting and siting their projects and negotiating long-term feedstock and product agreements. These projects, predominantly in the waste-to energy sector, have an average intake capacity of 750 to 1,000 tons per day and generate between 20MW and 30MW of power. With an average capital cost in the order of $250 million (and technology sale revenue to Alter Nrg of approximately $50 million per project) these facilities would take approximately two years to complete, after receipt of regulatory approvals. Following the repositioning and expansion of our gasification technology product offering in the marketplace Alter Nrg has experienced a growing volume of sales and business development inquiries, particularly in the waste-to-energy market.

As we look to further enhance our business development and marketing activities, we have created an aggressive marketing and sales strategy which will see us speaking at several industry conferences next year and exhibiting at five or more industry trade shows. The first such opportunity is the upcoming Power-Gen International Conference in New Orleans, where Alter Nrg will participate through an exhibitor booth. This conference is the world's largest power generation event, drawing more than 17,000 industry professionals from 76 countries and 1,100 exhibiting companies. This venue will provide us with the opportunity to promote the Alter Nrg/WPC relationship, showcase what Alter Nrg is capable of doing with the WPC technology, generate customer leads, contact potential project partners and create valuable media relations opportunities.

I am pleased to welcome James Fitzowich, our new Chief Operating Officer, to the Alter Nrg Executive team. Jim brings a wealth of experience through his 20 years in the power industry in both Canada and the United States with EPCOR Utilities Inc., TransCanada Pipelines and TransAlta Utilities Corp. He has a proven track record in developing energy projects and building sizeable energy companies. In total he has been involved in the development, acquisition or sale of approximately $3 billion in power/industrial projects over the past 12 years in both Canada and the US. You can read about Jim's significant experience and accomplishments in our Focus on People section.

In closing, I am pleased with the opportunity-rich environment and the numerous opportunities in both gasification project development and gasification technology sales. Going forward, we remain execution focused and are looking to have a steady stream of project announcements over the coming year.

(signed "Mark Montemurro")

Mark Montemurro
President and CEO
November 23, 2007

OPERATIONS

ALTER NRG WHAT WE DO AND HOW WE DO IT

Alter Nrg solves two major challenges in the world today: responsibly disposing of waste materials and providing clean sources of energy. Our vision is to become a senior energy producer and a North American leader in the development of innovative gasification projects.

We own 100% of Westinghouse Plasma Corporation (WPC), the company that developed and holds the patents for the WPC plasma gasification technology. Plasma gasification takes waste or raw fuel – bitumen, petroleum coke, coal or garbage – and, through the application of intense heat, vaporizes these feedstocks into a synthetic gas (syngas) that has many direct applications such as producing steam and power. We can also apply existing available technology to convert this product into other forms of energy – hydrogen, diesel, ethanol or methane. WPC licenses and sells plasma gasification technology and products worldwide.



Wide Variety of Feedstocks → Flexible Process → Wide Variety of Products
Air/Oxygen
Steam
Bitumen
Petcoke
Coal
Biomass
Waste
Gasifier
Slag
Syngas
CO_2
H_2S
Aggregate
Hydrogen
Diesel & Ethanol
Methane
Steam
Power

Gasification creates value by taking low cost feedstocks that are abundant and converting them into high value energy that the world requires. The nature of the gasification process allows for the removal of harmful contaminants which makes this an environmentally responsible process producing cleaner energy. The recent change in the commodity price environment combined with increasing environmental awareness within the general public has lead to a rapid growth industry. The 2007 World Gasification Database shows that existing world gasification capacity has grown 25% since its last report in 2004 and anticipates a further increase of over 30% by 2010. Alter Nrg is well positioned to capitalize on this market with a commercially proven technology that can be utilized in numerous market segments within this growing industry.

Our business plan continues to evolve and grow as our technology gains traction in the marketplace. We are continually being sought out by industry leaders to partner and share our project management expertise in the application of our unique technology in their businesses. This has led to value creation opportunities through plasma gasification sales as well as project participation in the clean energy projects. Beyond the sale of gasification units, Alter Nrg intends to create incremental shareholder value by aligning with strategic partners and taking an equity position in the most accretive projects which provide long-life cash flows from energy sales.


Core Technology Provider
or
Core Technology Provider
+
Project Owner
$
$
• One time technology sales
• Average project sales $25 million to $75 million
• Recurring revenues from energy sales
• Invest in projects with best strategic fit

We have begun to apply our expertise to projects in four distinct markets:

1. Waste-to-Energy (WTE) – This commercially proven application has been operating successfully since 2002. Built on over 40 years of research and development by WPC and its predecessor, Westinghouse Electric Corporation, WPC's technology is a recognized industry leader throughout the world for plasma gasification in the WTE sector. The WPC Plasma Gasification Reactor virtually eliminates the need for feed preparation, a process step that accounts for a significant portion of the capital and operating cost of other commercial gasification technologies. Plus, our technology has the ability to handle a wide range of feedstocks.

   Effective disposal of waste is a global problem and Alter Nrg has a proven plasma gasification solution. Even a small share of this enormous market represents multi-billion dollars of cash flow. Near-term projects could be operational and producing a steady revenue stream as early as 2010. A smaller scale project technology sale would provide $2.5 million in technology revenues, while a standard full gasifier product sale would generate $30 million and a large project would generate in the order of $75 million in revenues. All projects are forecast to have attractive rates of return.

2. Power Plant Retrofits – Through a strategic partnership with NRG Energy, America's largest independent power producer, WPC technology will be used to retrofit older power generation facilities. The first project of this alliance, in Somerset, Massachusetts, is in the advanced stages of regulatory approval. Each project is expected to be worth over US$30 million in technology sales to Alter Nrg and would have an attractive rate of return.

3. Petroleum Coke (PetCoke) – We have been approached by several potential partners to apply our unique technology to convert this waste by-product into usable clean energy. Alberta Energy Research Institute predicts that "Alberta is destined to have the world's largest gasification capacity" due to the unique confluence of feedstock and infrastructure. On October 5th, Alberta Environment issued an Approvals Program Policy regarding the burning of bitumen, petroleum coke or asphaltenes requiring project applicants to use gasification technology, and to make the projects carbon capture and storage ready. Alter Nrg is positioning to capture a portion of this large market and expects to announce a project in the next 12 to 18 months.

4. Coal-to-Liquids (CTL) – Alter Nrg owns 876 million tonnes of coal-in-place in Alberta, 770 million of which is in Fox Creek. This coal asset was specifically chosen as feedstock for our CTL project due to its proximity to infrastructure and to mature oil fields that would benefit from enhanced oil recovery, providing a market and safe disposal of CO_2 production. A 10,000 bbl/d facility is projected to be operational between 2013 and 2015. Alter Nrg's resource base at Fox Creek has enough coal to produce over 50,000 bbls/d of liquid fuels such as diesel for over 40 years.

The Calgary-based Alter Nrg team has a track record of implementing cost-effective, modular, scaleable, staged facilities with short construction times. Several of our executives and directors have taken companies from start-up to multi-billion dollar market caps in their business careers and a number of our technical team members have direct senior gasification experience with multi-national companies.

MARKET DIVISIONS

WASTE-TO-ENERGY DIVISION

OUR PLASMA TECHNOLOGY VAPORIZES WASTE WHILE GENERATING CLEAN ENERGY - POWER AND STEAM. THIS TECHNOLOGY REDUCES THE NEED FOR LANDFILLS, REDUCES HARMFUL AIR EMISSIONS AND CONVERTS OUR WASTE INTO CLEAN ENERGY.

COMPETITIVE ADVANTAGES

- The WPC plasma technology is the only commercially proven plasma gasification technology in the WTE market, with facilities operating in Japan since 2002
- This reliable technology requires minimal feedstock preparation making it ideally suited to the WTE market
- Our technology provides important environmental benefits – avoiding methane emissions associated with landfills, with virtually no dioxin, furan or mercury emissions
- The syngas produced by Alter Nrg's plasma technology can be used as the building block for energy products such as low sulfur diesel or ethanol
- Through our strategic joint venture we have an option to invest up to 25% in the world's largest WTE project which is well advanced in the development process
- Through our strategic joint venture we have numerous identified projects in key markets that are in various stages of development

MARKET POTENTIAL

- North Americans generate 317 million tonnes of waste annually - 111 million tonnes are diverted, and the remaining 206 million tonnes are landfilled
- The North American market can support more than 370 facilities, each processing an average of 1,500 tonnes per day (our typical WTE facility)
- A 10% market share would generate $1.4 - $2.5 billion of annual cash flow, based on current prices

Through our joint venture partnership we are targeting WTE projects in markets that have high tipping fees and attractive power prices. Below we have listed some of the opportunities currently at various stages of development.

PROJECT FUNNEL

- SMS INFRASTRUCTURES LIMITED - Pune and Nagpur projects, India (technology sales)
- GEOPLASMA - St. Lucie project, Florida (technology sale/optional project equity investment)
- GREEN POWER SYSTEMS – Tallahassee project, Florida (technology sale)
- SUN ENERGY - New Orleans, Louisiana (technology sale)
- CORONAL - International Falls, Koochiching County, Minnesota (technology sale)
- More than 25 additional projects in over ten countries, each with an average capacity of 750 tonnes per day (technology sales)

POWER PLANT RETROFIT DIVISION

ALTER NRG CAN RETROFIT EXISTING COAL-FIRED POWER PLANTS WITH OUR PLASMA TECHNOLOGY, CONVERTING COAL, BIOMASS AND WASTE INTO SYNGAS. THIS CLEANER GASIFICATION PROCESS ENSURES THAT THE EXISTING FACILITY MEETS OR SURPASSES ALL ENVIRONMENTAL EMISSIONS STANDARDS AND PROVIDES DECADES OF ADDITIONAL ANNUITY INCOME. IN MANY CASES, THE ALTERNATIVE WOULD BE PLANT CLOSURE OR MORE COSTLY REPOWERING SOLUTIONS.

COMPETITIVE ADVANTAGES

- Our strategic partner is the largest independent power producer in the USA with a market capitalization of over US$8 billion
- Alter Nrg has the option to make an equity investment of 10% to 25% in the world's first plasma gasification power retrofit project which has received preliminary state approval
- Our technology provides important environmental benefits - a 60% reduction in NOx and 95% reduction in SO_2 and Mercury, along with reduced CO_2 emissions when biomass is co-fed with coal into the gasifier
- It is less expensive to retrofit and permit an existing facility than to build a new facility

MARKET POTENTIAL

- Alter Nrg and NRG Energy have identified over 320 retrofit opportunities in North America for 100 MW to 300 MW facilities
- A 10% market share would generate $1.1 billion of annual cash flow – if Alter Nrg took a 25% equity interest in these projects our share of the annual cash flow would be $275 million

PROJECT FUNNEL

- NRG ENERGY - Somerset Project, Massachusetts (technology sale/optional project equity investment)
- Over 300 additional targets identified including other Nrg Energy facilities

COAL-TO-LIQUIDS (CTL) DIVISION

ALTER NRG WILL USE GASIFICATION TECHNOLOGY TO CONVERT OUR LARGE COAL ASSET INTO HIGH-VALUE LIQUID FUELS LIKE DIESEL.

COMPETITIVE ADVANTAGES

- Alter Nrg has a large coal asset - sufficient to produce 50,000 bbls/d of premium priced liquid fuels for more than 40 years
- By acquiring this coal asset we have ensured access to a low cost feedstock
- The coal asset is strategically located in central Alberta near existing oil fields that would benefit from carbon dioxide enhanced oil recovery, creating a second revenue stream from CO_2 while addressing environmental concerns through sequestration of the CO_2 produced

	Fox Creek	Hinton
	(subbituminous C)	(HV C Bituminous)
Measured	400	80
Indicated	370	26
Total in place	770	106

Please visit **www.sedar.com** to view the full technical reports.

PROJECT FUNNEL

- ALTER NRG CORP - Fox Creek CTL Project, Alberta (owner/operator)
- FUEL FRONTIERS INC., Muhlenberg County CTL Project, Kentucky (technology sale)

"Coal has increased its leading position as the predominant gasifier feedstock, now accounting for 55 percent of syngas capacity generated from all feedstocks, compared to 49 percent in 2004"

- US Department of Energy, Gasification World Database 2007.

"Coal is our most abundant source of energy. It will help lead us to a stable, secure energy future at a time when we know our economy's appetite for electricity will grow. And it will help us safeguard our skies and rivers and other environmental treasures."

— Samuel W. Bodman, Secretary of the U.S. Department of Energy

PETROLEUM COKE MARKET DIVISION

CONVERTING THE ENERGY RICH BY-PRODUCT OF UPGRADING (PETROLEUM COKE) TO USEABLE ENERGY

Alter Nrg continues to progress activities in the petroleum coke market which remains a long-term market for the company. Alberta provides a unique confluence of feedstock, and energy infrastructure to utilize this energy rich feedstock. Currently, Petroleum Coke is inexpensive and abundant and even disposed of as a waste product by some upgraders. Alter Nrg is currently evaluating opportunities and partnerships to access a long-term supply of Petroleum Coke and turn it into useable energy through gasification.

The Long Lake facility is the country's first gasification-based plant. Other oil sands-related gasification projects are in preliminary analysis and planning stages in Canada. Given the expected strong growth in demand for syn-crude from oil sands, this is expected to be a strong future market for gasification. - US Department of Energy, Gasification World Database 2007.

Alberta Energy Research Institute (AERI) predicts ***"Alberta destined to develop world's largest gasification capacity"***.



Plasma Torch

FOCUS ON PROJECTS

CURRENT ALTER NRG PROJECTS

NRG ENERGY'S SOMERSET RETROFIT PROJECT, MASSACHUSETTS

NRG Energy's Somerset coal-fired power plant, which produces 120 MW of power, will be the world's first plasma gasification facility retrofit and will use WPC's technology. The retrofit project, which is well advanced in the regulatory process with preliminary state regulatory approvals received, is projected to cost approximately US $200 million, significantly less than the cost of building a new facility.

Alter Nrg through its strategic partnership with NRG Energy has the option (but no obligation) to make an equity investment of 10% to 25% in any of NRG's retrofit projects.



Somerset Coal-fired Power Plant - Retrofit Project 1

ST. LUCIE WTE PROJECT, FLORIDA

Geoplasma LLC continues to advance the regulatory process for the world's largest waste-to-energy project in St. Lucie, Florida. This WTE facility, which will use WPC plasma gasification technology and is to be located on an existing landfill site, is currently awaiting ground lease approval from St. Lucie County. It is anticipated that all regulatory and project financing approvals will have been received and that construction of the facility will commence in the fourth quarter of 2008. Commissioning and startup of the plant is expected in the first or second quarter of 2010.

In addition to supplying the WPC gasification technology that will generate US$40 million to US$50 million in revenues, Alter Nrg has the option (but no obligation) to invest up to 25% in the St. Lucie project. The facility, will initially process 1,000 tons/day of garbage, ultimately expanding to 3,000 tons/day and will produced 40 MW of electricity increasing to 120 MW.


Plasma Building
Syn-Gas Cleaning
Power Building
Power Plant Stack
Cooling Towers

Geoplasma's St. Lucie WTE Project, Florida

PROJECTS UNDER CONSTRUCTION - USING ALTER NRG/ WPC TECHNOLOGY

SMSIL WTE PROJECTS, INDIA

SMS Infrastructures Limited, India's largest civil engineering and infrastructure development company is building two 68 tonne-per-day hazardous waste-to-energy plants, located in Pune and Nagpur, India, that will use WPC's plasma technology and reactor vessel design. Each plant will provide comprehensive disposal services for a wide variety of hazardous waste, and will produce up to 5 MW of electricity. Marc-3A plasma torch systems were shipped to India in early November for installation in both facilities. Construction of the Pune facility is expected to be completed by the second quarter of 2008.





Photos: Hazardous WTE facility under construction, Nagpur


PAKISTAN
New Delhi
NEPAL
INDIA
Ahmedabad
Nagpur
Mumbai
Pune
Bengaluru
Chennai
SRI LANKA

PROJECTS UNDER DEVELOPMENT - USING ALTER NRG/WPC TECHNOLOGY

SUN ENERGY WTE PROJECT, NEW ORLEANS

Sun Energy Group LLC has announced its intention to build a large waste-to-energy facility in New Orleans that will use the WPC plasma gasification technology to convert 2,500 tons of garbage a day from throughout the region to 138 megawatts of power. The president and CEO of the company, D'Juan Hernandez believes the project could be operating by 2010.

Sun Energy has received preliminary approval to receive an allocation of Gulf Opportunity Zone bonds for the project, and is near completion of its environmental permit applications to be submitted for processing with the Louisiana Department of Environmental Quality. These permits are necessary to build. The company has acquired a site located in industrial sectors of eastern New Orleans. Sun Energy has had preliminary discussions with Entergy New Orleans with respect to the sale of the power that will be produced by the WTE facility.


SUN PROJECT SITE

Sun Energy Project Site,
New Orleans Regional Business Park

Westinghouse Plasma Corporation would design up to 4 gasification reactors for the project to use the proprietary Westinghouse Plasma torches. Upon completion of the project development activities, WPC's order for the plasma torches for this project, to be confirmed during detailed design, would represent an order in excess of $15 million dollars.

"We think it's a good technology, the actual process is really pretty good" said Karen Wimpelberg, board president of the Alliance for Affordable Energy, a consumer-focused group that has taken a close look at the gasification process. (Source: The Times Picayune, October 14, 2007)

CORONAL WTE PROJECT, INTERNATIONAL FALLS, MINNESOTA

CORONAL

The Koochiching County, International Falls project will use approximately 150 tpd of municipal solid waste to produce a syngas which will be directed to the kilns at a neighboring paper mill, reducing the mill's usage of natural gas.

The Westinghouse Plasma Gasification process will convert the municipal solid waste to syngas and a glass slag material which could be sold as a building aggregate, greatly reducing the amount of garbage Koochiching County and neighboring counties send to landfills.

Coronal, the consulting and development firm for the project, is currently coordinating a feasibility study to be completed as the first step in the project permitting process. Upon completion of the feasibility study, project permitting will begin mid-year 2008.

"I've studied this for a couple of years here and I'm very, very much in favor of this happening," said Kluess (Steve Kluess, Laurentian Resource and Conservation Development, US Department of Agriculture) ***"I can see the potential nationwide, North America wide for that matter, 20 or 30 years from now, as more and more facilities go off line and tipping fees go up, you'll see that this will be the way that municipal solid waste will be disposed of and taken care of in this country."*** (Sources: Minnesota Public Radio - July 31, 2006)

GREEN POWER SYSTEMS, WTE PROJECT, TALLAHASSEE, FLORIDA

GREEN POWER SYSTEMS
Dedicated to the Development of a Better Future

Renewable Fuels of Tallahassee LLC, a subsidiary of Jacksonville-based Green Power Systems LLC will install a system in Tallahassee to convert municipal solid waste into clean energy, including electricity. Financing for the project will be provided through a $182 million funding agreement with the Controlsud International Group, based in Luxembourg, which is composed of more than 70 companies. The deal was announced Monday (November 5, 2007) by Gov. Charlie Crist, who led a delegation of more than 200 business and government leaders on a trade mission to Brazil.

Renewable Fuels will install a WPC designed plasma gasification system that uses WPC plasma torches to convert landfill waste into syngas, which can be injected into a combustion turbine for the production of electricity. It is anticipated that the project will generate sufficient power to supply 22,000 homes and produce ethanol.

(Source: Tampa Bay Business Journal, November 6, 2007)

FUEL FRONTIERS, INC. (FFI), MUHLENBERG COUNTY CTL PROJECT, KENTUCKY

FUEL FRONTIERS, INC.

Fuel Frontiers, Inc. (FFI), through its parent corporation Nuclear Solutions, Inc., has contracted with Westinghouse Plasma Corporation (WPC) for the WPC Plasma Gasifier to be designed and incorporated in the FFI Muhlenberg County, Kentucky CTL (Coal-to-Liquid) Diesel Fuel Production Plant. The plant will operate at coal feedstock levels of 400 to 450 tons per day, producing in the range of 72 million gallons per year of ultra-clean diesel fuel.

FFI has Letters of Intent from Phoenix Coal Corporation for plant locations for the CTL Ultra-Clean Synthetic Diesel production facility close to Phoenix Coal producing areas. At the same time, FFI has Letters of intent with Phoenix Coal for coal supply. FFI plans to work with Stone & Webster Ltd of Milton Keynes, England to do the design integration of the WPC Plasma Gasifier and the Fischer Tropsch system and to design the gas cleanup system and balance of plant systems. Stone & Webster Ltd, in concert with WPC, will assist FFI in selecting the Fischer Tropsch system supplier. Stone & Webster Ltd and its parent corporation, Shaw Stone & Webster, will assist FFI in selecting the best plant site for the Diesel Fuel Production Plant. FFI anticipates plant startup in year 2010.

FOCUS ON PEOPLE

JAMES FITZOWICH, BSc., P. Eng.
Chief Operating Officer



- B.Sc. in electrical engineering from the University of Alberta and a registered professional engineer with APEGGA
- 20 years as an energy executive in the electric power, marketing, pipeline and EPC industries in Canada and the US
- Executive roles at EPCOR Utilities, EPCOR Power LP, TransCanada Pipelines, TransCanada Power and TransAlta Utilities Corp.
- Breadth of experience includes power and gas marketing and trading, venture and project financing, business and project development, mergers and acquisitions and operations
- Experience in building Independent Power Companies from early stages to the creation of public companies with sizeable market capitalizations
- Built, acquired or sold approximately $3 billion in power/industrial projects over the past 12 years, in both Canada and the US

SHYAM DIGHE, B. Tech., Ph.D., M.S., MBA
President & Chief Technology Officer, Westinghouse Plasma Corporation
Director, Alter Nrg Corp.



- B.Tech chemical engineering, Indian Institute of Technology, Bombay and registered professional engineer; Ph.D., M.S., chemical engineering, Carnegie-Mellon University, Pittsburgh; MBA, University of Pittsburgh
- 32 years of experience in diversified areas of research in the fields of chemical and high-temperature plasma engineering
- Program Manager for programs that developed the Plasma-Fired Cupola for use in melting foundry scrap and processing excavated landfill materials
- Experience with toxic and hazardous waste treatment, conventional coal gasification, fuel cells and ocean thermal energy conversion
- Recipient of numerous awards:
  - Westinghouse Engineering Award (1985)
  - Corporate Special Award (1988)
  - George Westinghouse Innovation Award (1994)
  - Signature Award of Excellence (1994)
  - American Foundrymen's Society Howard Taylor Award (1986)
- Deputed as a U.N. expert on plasma technology under the United Nations Development Program (UNDP)
- Holds 12 patents and is published in various areas of research in addition to plasma technology

We invest in the skills of our people who will provide the creativity, determination, and passion to generate growth in shareholder value.

The following management's discussion and analysis ("MD&A") for Alter Nrg Corp. ("Alter Nrg" or the "Corporation"), prepared as at November 23, 2007, provides a review of the Corporation's financial results for the three and nine month periods ended September 30, 2007 and consideration of future opportunities. The MD&A should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the Corporation for the three and nine months ended September 30, 2007 and the audited consolidated financial statements of Alter Nrg Income Fund (the "Fund") for the period from inception on March 9, 2006 to December 31, 2006. The unaudited consolidated financial statements, and extracts of those financial statements provided within this MD&A, were prepared in Canadian dollars and are in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Certain other information with respect to the Corporation is available on Alter Nrg's website (www.alternrg.ca) and in previous public filings, including the Corporation's Final Long Form Prospectus filed April 10, 2007, available through SEDAR (www.sedar.com).

In the interest of providing existing and potential investors in Alter Nrg with information regarding future plans and operations, certain statements and graphs throughout this document contain "forward-looking statements". Expressions such as "anticipate", "expect", "project", "believe", "estimate" and "forecast" should be used to identify these forward-looking statements. The Corporation believes that the expressions reflected in those forward-looking statements are reasonable; however, such statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. These statements speak only as of the date of the MD&A, and the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

CORPORATE OVERVIEW

Alter Nrg is in the business of pursuing alternative gasification energy solutions to meet the growing demand for energy in world markets. The Corporation's vision is to become a leader in the development of innovative gasification projects for the commercial production of energy. Alter Nrg's success will be measured through energy production – barrels of sulfur-free diesel, steam, power, or synthetic natural gas, all of which are fundamental products for the world's growing energy needs.

Alter Nrg's mission is to participate in financially accretive projects in the emerging alternative energy market to maximize returns for investors. Alter Nrg endeavors to be a leader in innovative gasification related technologies applied to produce profitable and clean alternative energy solutions. The Corporation invests in the skills of its people who will provide the creativity, determination and passion to generate growth in stakeholder value. The Corporation will be transparent and fair in its activities and work together to form positive relationships in the communities in which it operates and with all of its stakeholders.

On April 17, 2007 Alter Nrg had significant changes to its business including:

- Acquiring Westinghouse Plasma Corporation ("WPC"), a private U.S. plasma gasification company
- Becoming publicly listed on the TSX Venture exchange
- Raising additional capital to fund business development efforts

The acquisition of WPC provides Alter Nrg with a leading plasma gasification technology. Alter Nrg is still focused on project development – however, the control of a leading edge technology provides significant benefits including:

- Early cash flows from technology sales
- Operational control of the technology for Alter Nrg projects
- Developing relationships with WPC customers which provides opportunities to invest (as a project partner) in projects which are using the WPC plasma gasification technology
- Ability to license and create joint ventures worldwide with companies that provide financial strength, existing market knowledge, and project development expertise.

STRATEGIC JOINT VENTURES

The Corporation has entered into several strategic joint ventures since its IPO on April 17, 2007 which include:

NRG Energy Inc. ("NRG") – One of the leading electricity generators in the U.S. Northeast and with a market capitalization over $8 billion, NRG owns and operates over 24,000 MW of power generation assets, most of which are located in the United States. NRG is a Fortune 500 company and is publicly traded on the New York Stock Exchange. NRG has an exclusive license to use the WPC technology in coal power plant retrofits where they take conventional coal plants (with high emissions profiles) and convert the front end coal burning to coal gasification which reduces the harmful environmental emissions. Alter Nrg has the option to take up to a 25% equity participation in any project that NRG advances. Alter Nrg is a core technology supplier to the coal power retrofit projects with each project representing a $30 million or greater sale of technology.

Jacoby Energy Development Inc. ("Jacoby Energy") – Jacoby Energy is an alternative and renewable energy company focused of providing environmentally sustainable and economically viable alternative energy solutions. Jacoby Energy has developed multi-billion dollar projects and has received numerous awards including the 2006 Distinguished Conservationist award, 2006 ACEC award for excellence in engineering design, 2004 Phoenix Award for Excellence in Brownfield Development, and the 2004 Argon Award for Environmental Vision. Jacoby Energy has become the exclusive marketing arm of the WPC technology in the waste-to-energy market as they have existing projects and potential projects to develop. Jacoby Energy and Alter Nrg have formed a 51%/49% joint venture whereby Alter Nrg contributed an exclusive license in the waste-to-energy market segment and Jacoby Energy will contribute up to US$15 million dollars to fund G&A expenditures. Alter Nrg retains the product and sales revenues directly and has the option to participate as a 49% partner in all future projects.

Going forward, Alter Nrg will continue to partner with companies that provide financial strength, industry knowledge, technical strength and existing project development that can accelerate corporate growth and mitigate risk in our project development plans. The Corporation is also persuing several site acquisitions opportunities for Alter Nrg operated projects in Canada in the waste-to-energy and petroleum coke markets.

CORPORATE RE-ORGANIZATION

Due to the potential impact of the October 31, 2006 pronouncement on the taxation of Trusts by the federal Government of Canada, the Fund reorganized from a trust structure to a corporation. The Fund's Unitholders voted in favour of the reorganization on April 17, 2007. For the purpose of the reorganization, Alter Nrg Corp. ("Alter Nrg" or the "Corporation") was incorporated on February 20, 2007 under the Business Corporations Act (Alberta). Upon completion of the reorganization on April 17, 2007, the Fund's Unitholders exchanged all of their Trust Units of the Fund on a one-for-one basis for Common Shares of the Corporation and the Fund became a wholly-owned subsidiary of the Corporation.

The Corporation is following the continuity of interest basis of accounting after completion of the reorganization whereby the Corporation is considered a continuity of the Fund. As a result, the comparative period figures are those of the Fund while the results of operations and cash flow include the Fund's results for the period up to and including April 16, 2007 and the Corporation's results of operations and cash flow from April 17, 2007 to September 30, 2007.

ACQUISITION OF WPC

On April 17, 2007, the Corporation acquired 100% of the issued and outstanding shares of WPC, a private U.S. plasma gasification company. The results of WPC's operations have been included in the Corporation's consolidated results since that date. WPC designs, manufactures and services plasma torch systems and applications throughout the world.

The Corporation paid an aggregate purchase consideration of $33,510,892, including $651,580 of legal and professional fees incurred related to the acquisition. The purchase price was funded by payment of $22 million USD ($24,893,000 at the actual exchange rate on April 17, 2007 of 1.1315) in cash and $7 million USD ($7,966,312 at the rate of 1.1380) worth of Common Shares at a price of $2.25 per Common Share. The fair value assigned to the Common Shares is based on the price established by the Corporation's Initial Public Offering (the "IPO").

A total of $5.1 million USD of the purchase price consideration ($4.1 million USD in cash and $1 million USD in Common Shares) to the principal shareholder of WPC is being held in escrow. This escrowed amount will be released in equal monthly installments beginning one month after closing and up to December 15, 2007 if the principal shareholder is still employed and active in the business. As such, the $5.1 million USD ($5,770,650 at an exchange rate of 1.1315) is treated as compensation expense for accounting purposes and amortized on a straight line basis over the eight month period.

Consideration for the acquisition of WPC has been allocated to the fair value of the assets acquired and liabilities assumed as follows:

Net assets acquired:		
Working capital, deficiency, excluding inventory	$	(84,537)
Inventory		168,961
Future income taxes		113,527
Goodwill		27,542,291
Fair value of net assets acquired and total purchase price		27,740,242
Additional consideration:		
Deferred compensation expense		5,770,650
Total consideration		33,510,892
Purchase, Consideration		
Cash		25,544,580
Common Shares		7,966,312
	$	33,510,892

The remaining goodwill relates to the technology acquired from WPC, including the technological processes, patents, designs and engineering expertise.

RESULTS FROM PLASMA SYSTEM SALES AND SERVICES

	Three month period ended September 30, 2007	Period from WPC acquisition on April 17 to September 30, 2007
Sales revenue	$ 945,727	$ 1,394,547
Selling costs	(380,638)	(532,873)
Gross margin	$ 565,089	$ 861,674

Plasma system sales and services are from WPC, (acquired April 17, 2007), Alter Nrg's joint venture with Jacoby Energy (from inception on August 2, 2007) and engineering services provided by Alter Nrg for reactor design and process engineering. In the prior quarter, plasma system sales and services consisted solely of U.S. results from the WPC acquisition.

WPC continuing operations include engineering, design, and equipment sales of plasma arc gasification systems. Sales revenue is related to an equipment sale in India, engineering service revenues, equipment parts sales and revenue from licensing the WPC technology to the joint venture. For the three month period ending September 30, 2007 sales revenues were $496,907 higher than the period from WPC acquisition on April 17 to June 30, 2007 as the India equipment sale was near completion, parts sales increased and new revenues for the quarter of $165,000 from Alter Nrg engineering services and $137,920 from the joint venture. Going forward, management expects revenues to increase as increased sales, marketing and business development processes are implemented and as the plasma gasification market grows.

The selling costs relate to direct materials and expenditures for products and services, excluding labour, and reflect standard rates. Selling costs are $228,403 higher for the three month period ended September 30, 2007 versus the period from WPC acquisition on April 17 to June 30, 2007 as progress on the India equipment sale was near completion, parts sales were higher in the quarter and due to subcontracting costs related to engineering services provided by Alter Nrg.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three month period ended September 30, 2007	Nine month period ending September 30, 2007
General & administrative expenses ("G&A")	$ 1,884,265	$ 3,604,965

G&A was $1,884,265 for the three month period ended September 30, 2007 versus $1,388,060 for the three month period ended June 30, 2007. The increase in G&A of $496,205 for the three month period ended September 30, 2007 versus the three month period ended June 30, 2007 relates primarily to an increase in office costs as Alter Nrg moved in August 2007 to larger space to accommodate its growth, salaries and wages from increased staffing as part of Alter Nrg's corporate growth strategy, management investment in WPC business operations and consulting fees related to recruitment and business development activities.

GENERAL AND ADMINISTRATIVE EXPENSES (con't.)

The largest G&A expenses in the nine month period relate to salaries of $1,531,956, accrued bonuses of $548,540, general consulting costs of $373,795 and professional fees of $261,227. The remaining G&A is for office rent, Alter Nrg's office move, employee benefits, business travel, information technology costs and the general costs of setting up and maintaining an office.

INTEREST INCOME

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007
Interest income	$ 210,388	$ 418,760

Interest income of $210,388 and $418,760 for the three and nine month periods ended September 30, 2007, respectively, relates primarily to term deposits which are invested in short-term, interest-bearing investments with a major Canadian chartered bank. The investments were made with net proceeds received from the equity issuances in 2006 and January 2007; the Corporation's IPO on April 17, 2007; and the IPO over-allotment on May 16, 2007 (see the Equity section for details).

INCOME TAXES

The income tax recovery of $66,120 and $137,853 for the three and nine month period ended September 30, 2007 relates to non-capital losses incurred by WPC in the U.S. at a tax rate of 44%. It is estimated that WPC will use these losses within the year as it has commercial operations and is projected to have taxable income within the next fiscal year.

The Corporation had a loss from operations in Canada for the three and nine month periods ended September 30, 2007, which resulted in a corresponding future income tax recovery. The Corporation took a full valuation allowance on the future income tax asset and tax recovery, as without commercial operations it cannot be considered more likely than not that the future income tax benefits could be realized.

LOSS AND CASH FLOW USED IN OPERATIONS

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007
Loss	$ (3,536,554)	$ (7,109,699)
Cash flow used in operations	$ (372,115)	$ (2,185,403)

The consolidated loss for the three month period ended September 30, 2007 was $3,536,554 and for the nine month period ended September 30, 2007 was $7,109,699. During the three month period ended September 30, 2007, $380,638 related to selling costs and $1,884,265 in G&A costs. The remaining amount related to non-cash charges for depreciation and amortization of $2,179,647, of which $2,163,993 related to amortization of deferred compensation expense related to the acquisition, and stock-based compensation of $263,226. The loss was offset by sales of $945,727 and interest income of $210,388. Looking forward, management is improving the sales, marketing and business development processes to increase sales for 2008.

Consolidated cash flow used in operations was $372,115 for the three month period ended September 30, 2007 and $2,185,403 for the nine month period ended September 30, 2007, which represents the current cash expenditures for direct costs of good sold and G&A costs offset by sales revenue and interest income.

CAPITAL EXPENDITURES

	Three month period ended September 30, 2007	Nine month period ended September 30, 2007
Deferred costs	$ 215,708	$ 801,395
Resource property assessment	133,586	337,527
Capital assets	288,459	414,057
Total capital expenditures incurred in the period	**$ 637,753**	**$ 1,552,979**

CAPITAL EXPENDITURES (con't.)

Capital expenditures related to deferred costs consist of engineering evaluations and development work on plasma gasification systems and costs related to setting up the joint venture with Jacoby Energy (see Corporate Overview for details). These deferred costs will be amortized at the point in time a commercial project is substantially completed. For the joint venture, costs will be amortized after the initial six month termination period has lapsed.

The resource property assessment costs relate to geological studies and consultants to advance the coal resource owned by the Company.

Capital assets consist of plant and facility costs to upgrade the WPC facility and corporate asset costs including leasehold improvements and office and computer equipment. Plant and facility costs of $120,470 were incurred in the three month period ended September 30, 2007. Corporate asset spending of $167,989 for the three month period ended September 30, 2007 (three months ended June 30, 2007 – $112,390) related primarily to leasehold improvements of $101,273 incurred for the WPC office and new Calgary head office space. Remaining corporate asset spending has increased consistent with the increase in personnel at WPC and the head office in Calgary.

A break down of deferred costs incurred from inception of the Corporation to September 30, 2007 is as follows:

	From Inception to September 30, 2007
Engineering studies	$ 1,032,745
Less government grants for engineering studies	(124,418)
WPC pilot testing and technology evaluation	663,536
Deferred project development costs	174,575
Deferred costs balance at the end of the period	**$ 1,746,438**

QUARTERLY INFORMATION

		2006	
	Q2*	Q3	Q4
Capital expenditures	$ 514,822	$ 1,484,248	$ 804,267
Interest income	-	32,724	50,642
Net loss	$ (384,038)	$ (428,985)	$ (844,868)
Net loss per Unit	$ (0.04)	$ (0.03)	$ (0.06)

*Period from inception (March 9, 2006) to June 30, 2006. The Fund had no significant activity in Q1 2006 from inception on March 9 to March 31, 2006.

		2007	
	Q1	Q2	Q3
Capital expenditures	$ 321,141	$ 594,085	$ 637,753
Interest income	73,465	134,907	210,388
Loss	$ (311,382)	$ (3,261,763)	$ (3,536,554)
Loss per Unit/Share	$ (0.02)	$ (0.09)	$ (0.09)

The loss in the third quarter of 2007 relates primarily to depreciation on intangible assets acquired through the acquisition of WPC. Looking forward, management is implementing sales, marketing and business development processes to increase technology revenues from WPC in the short-term. Over the long-term management plans to create income from gasification projects, of which, two option agreements have been entered into through strategic joint venture relationships.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007, the Corporation had $17,707,557 in cash and cash equivalents resulting in a decrease in cash of $1,028,987 as compared to June 30, 2007. The decrease is attributed to the cash spending on G&A and capital net of revenues received. The net working capital surplus of $16,556,089 is primarily attributable to the cash and cash equivalents balances. The working capital balance provides the Corporation with the capital to continue to invest in its resource base, provide for general and administrative support for the team and fund engineering studies to provide a strong technical foundation to evaluate investment opportunities and allows for potential strategic acquisition opportunities. Subsequent to quarter end the Corporation closed an additional $10 million financing which includes warrants for an additional $5 million exercisable by December 3, 2007 (See Subsequent Events section for details).

EQUITY

As at September 30, 2007 the Corporation had 38,992,744 shares outstanding and as at November 23, 2007 the Corporation had 43,398,030 shares outstanding (See Subsequent Events).

On April 17, 2007, the Fund reorganized into a Corporation and 17,555,272 Units were exchanged by the Fund's Unitholder's on a one-for-one basis for Common Shares of the Corporation. The Corporation closed its IPO for 15,555,556 Common Shares at $2.25 per Common Share and total gross proceeds of $35 million on April 17, 2007. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG on that date. In conjunction with the IPO the Corporation acquired WPC for consideration of $22 million USD cash and $7 million USD in the Corporation's Common Shares at the $2.25 IPO price.

The Corporation granted the agents of the IPO an over-allotment option which was closed on May 16, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5.25 million.

At September 30, 2007, the Corporation had 3,064,100 stock options outstanding, of which 210,000 were issued in the three month period ended September 30, 2007, at a weighted average exercise price of $2.49 per share.

The authorized share capital of the Corporation consists of an unlimited number of Common Shares.

CONTRACTUAL OBLIGATIONS

The Corporation has entered into operating lease agreements for office rent with future lease obligations. The annual commitments for the next five years are as follows:

Annual Commitments	
2007	$ 87,000
2008	455,000
2009	515,000
2010	534,000
2011	$ 438,000

The Corporation has annual coal lease payments of $85,792 per year for 14 years for its Fox Creek and Hinton Properties.

RELATED PARTY TRANSACTIONS

During the three and nine month period ended September 30, 2007, the Corporation incurred $22,137 and $525,266, respectively, ($263,075 from inception to December 31, 2006) in corporate legal fees to a legal firm of which two officers are partners. These fees are included in general and administrative expense, WPC acquisition costs, reorganization expenditures and unit/share issue costs. During the period, the Corporation incurred $137,934 and $187,934 for the three and nine month periods ending September 30, 2007 ($42,400 from inception to December 31, 2006) in engineering consulting fees to a firm which one of the officers was a director.

All related party transactions are done at standard market terms and conditions.

SUBSEQUENT EVENT

On November 16, 2007, the Corporation closed a private placement of 4,405,286 units in the capital of the Corporation (Units) at a subscription price of $2.27 per Unit. Each Unit consisted of one Common Share in the capital of the Company and one half of one Common Share Purchase Warrant. Each Purchase Warrant entitles the subscriber to purchase one Common Share at a price of $2.27 per share until December 3, 2007. Gross proceeds from the issuance of the Units was approximately $10 million (up to approximately $15 million, if the subscriber exercises the entirety of its Warrants), and will be used to fund ongoing project development, and working capital.

OFF-BALANCE SHEET ARRANGEMENTS

As at September 30, 2007, the Corporation does not have off-balance sheet arrangements.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Corporation adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3251, Equity as described further in note 1 of the notes to the consolidated financial statements. These new accounting standards provide requirements for the recognition and measurement of financial instruments. The prospective adoption of the financial instruments standards has not affected the current balances on the consolidated financial statements as the financial instruments identified by the Corporation are at fair value.

Effective January 1, 2007, the Corporation adopted the requirements of CICA Handbook Section 1506 "Accounting Changes", the only impact of which is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation" which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Corporation will adopt these standards on January 1; 2008 and it is expected the only effect on the Corporation will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

The Corporation has also adopted various other accounting policies for the first time as a result of the acquisition on WPC.

BUSINESS CONDITIONS AND RISKS

The Corporation has the following business risks:

No History of Operations or Returns

The Corporation is in the early stages of development and has no history of earnings or operations and there can be no assurance that the Corporation will have earnings in the future. While WPC has a history of earnings and operations, there is no assurance that the WPC technology or any other assets or properties that the Corporation may acquire in the future will generate earnings, operate profitably or provide a return on investment in the future. Cost estimates and resource conversion ratios for projects disclosed throughout continuous disclosure documents are preliminary estimates only.

Reliance on Management and Key Personnel

The Corporation's success and future operations are dependent upon the abilities, expertise, experience, judgment and efforts of senior management and key technical and field personnel of the Corporation and its subsidiaries. Any loss of the services of these personnel could have a materially adverse impact on the Corporation's business, technical capabilities, operating results or financial condition or could result in delays to or abandonment of the Corporations projects and ultimately the Shareholders' investments could be negatively affected.

Business Risk

The Corporation is currently in the early stage of development and there is a risk that the Corporation's anticipated milestones will not be achieved on time, on budget or at all. The Corporation will also be subject to a variety of risks, including delays, increased construction or operational costs, interruption of operations due to many factors including, without limitation:

- challenges and issues related to the Corporation and WPC's proprietary technology;
- delays in obtaining regulatory approvals or conditions imposed by regulatory bodies;
- breakdown or failure of equipment or processes;
- construction performance falling below expected levels of output or efficiency;
- design errors;
- contractor or operator error;
- labour disputes, disruptions or declines in productivity;
- non-performance by third party contractors;
- inability to attract sufficient number of qualified workers;
- increases in material or labour costs;
- changes in the scope of the Corporation's business;
- violation of patents;
- disruption in the supply of energy; and
- major incidents or catastrophic events such as fires, earthquakes, storms or explosions
- changes in foreign currency for US operations

Commodity Price Risk

The Corporation is subject to the fluctuations in oil, natural gas and other commodity energy prices. It is anticipated that the gasification industry has an inherently high capital cost due to large construction projects. Nevertheless, changes in commodity prices could result in a decision by the Corporation to suspend or reduce operations because such operations are no longer economically viable. Any such suspension or reduction of operations would result in a corresponding decrease in the Corporation's revenues and earnings and could materially impact the Corporation's ability to meet customer demands and could expose the Corporation to additional expense as a result of any future long-term contracts. If production is not suspended or reduced during such period, the low differential between the price of the Corporation's end products and the cost of production could lower the Corporation's revenues.

Sensitivity to Fixed Costs

Fixed costs, including costs associated with operating losses, leases, labour costs and depreciation will account for a significant portion of the Corporation's costs and expenses. As a result, reduced productivity resulting from reduced demand, equipment failure, weather or other factors could significantly affect financial results.

Financial Risk

In order to execute its business plan, the Corporation will require a combination of additional debt and equity financing to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. The Corporation's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Corporation's growth and may have a material adverse effect upon the Corporation.

Additional risk factors can be found in the "Risk Factors" section of the Corporation's long-form prospectus filed April 10, 2007 on SEDAR (**www.sedar.com**).

DISCLOSURE CONTROLS AND PROCEDURES

The Corporation has established disclosure controls and procedures to ensure the timely and accurate preparation of financial and other reports. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to the appropriate members of management and properly reflected in the Corporation's filings. The Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") oversaw the evaluation and implementation process and have concluded that the design and operation of disclosure controls and procedures are adequate and effective in ensuring that the information required to be disclosed under applicable securities laws is accurate and complete and filed within the time periods required.

The Corporation's CEO and CFO evaluated the design and implementation of internal controls over financial reporting and have concluded that the internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

It should be noted that while the Corporation's CEO and CFO recognize that all internal controls systems, no matter how well designed, have inherent limitations and therefore have concluded that these systems provide reasonable, but not absolute assurance, that the financial information is accurate and complete in all material respects. Any control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

The Corporation is currently completing an assessment of the business process controls in WPC, which was acquired on April 17, 2007 and management has not concluded on the design effectiveness as at September 30, 2007. As a result, the Corporation has relied on management review to assess the accuracy of the financial statements at the reporting date.

The Corporation is in compliance with applicable legislation and intends to complete the conclusions on design effectiveness by year end.

ADDITIONAL INFORMATION

Additional information relating to Alter Nrg can be viewed at our website **(www.alternrg.ca)** or at SEDAR **(www.sedar.com)**. Information can also be obtained by contacting Alter Nrg Corp., Suite 700, 910 – 7th Avenue S.W., Calgary, Alberta T2P 3N8, or by calling Investor Relations at **(403) 806-3875.**

FINANCIAL



CONSOLIDATED BALANCE SHEETS (unaudited)

Current assets:				
Cash and cash equivalents	$	17,707,557	$	9,000,252
Accounts receivable		464,809		106,403
Prepaid expenses		229,847		23,472
Inventories		101,465		-
Future income tax benefit (note 5)		226,948		-
		18,730,626		9,130,127
Technology license		-		299,515
Capital assets (note 6)		448,972		69,253
Resource properties		1,394,093		1,107,325
Deferred costs (note 7)		1,746,438		1,313,676
Deferred compensation (note 8)		1,803,657		-
Goodwill (note 3)		27,841,806		-
	$	51,965,592	$	11,919,896

Current liabilities:				
Accounts payable and accrued liabilities	$	1,643,832	$	663,717
Deferred revenue		530,705		-
		2,174,537		663,717
Shareholders' equity:				
Shareholders' capital (note 9)		57,436,050		12,623,817
Contributed surplus (note 10)		1,158,569		290,253
Deficit		(8,767,590)		(1,657,891)
Accumulated other comprehensive loss		(35,974)		-
		49,791,055		11,256,179
	$	51,965,592	$	11,919,896

Commitments and subsequent event (note 15 and 17)
See accompanying notes to financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT (unaudited)

[redacted]				
Revenue:				
Sales	$ 945,727	$ -	$ 1,394,547	$ -
Interest income	210,388	32,724	418,760	32,724
	1,156,115	32,724	1,813,307	32,724
Expenses:				
Direct cost of goods provided	380,638	-	532,873	-
General and administrative	1,884,265	337,840	3,604,965	653,042
Stock based compensation (note 10)	263,226	119,270	870,133	183,308
Amortization of deferred compensation (note 8)	2,163,993	-	3,966,993	-
Depreciation & amortization	15,654	4,599	34,338	9,397
Write down of resource property (note 11)	50,759	-	50,759	-
	4,758,535	461,709	9,060,061	845,747
Loss before income taxes	(3,602,420)	(428,985)	(7,246,754)	(813,023)
Provision for income taxes (recovery)				
Current	254	-	798	-
Future	(66,120)	-	(137,853)	-
	(65,866)	-	(137,055)	-
Loss	(3,536,554)	(428,985)	(7,109,699)	(813,023)
Deficit, beginning of period	(5,231,036)	(384,038)	(1,657,891)	-
Deficit, end of period	$ (8,767,590)	$ (813,023)	$ (8,767,590)	$ (813,023)
Loss per unit/share - basic and diluted (note 12)	$ (0.09)	$ (0.03)	$ (0.23)	$ (0.10)

See accompanying notes to financial statements.

Consolidated Statements of Comprehensive Loss and Accumulated Other Comprehensive Loss (unaudited)

[redacted]				
Loss	$ (3,536,554)	$ (428,985)	$ (7,109,699)	$ (813,023)
Other comprehensive (loss) income				
Foreign currency translation adjustment	(24,492)	-	(35,974)	-
Total other comprehensive loss	(24,492)	-	(35,974)	-
Comprehensive loss	$ (3,561,046)	$ (428,985)	$ (7,145,673)	$ (813,023)
Accumulated other comprehensive loss – beginning of period	$ (11,482)	$ -	$ -	$ -
Total other comprehensive loss during the period	(24,492)	-	(35,974)	-
Accumulated other comprehensive loss – end of period	$ (35,974)	$ -	$ (35,974)	$ -

Consolidated Statement of Cash Flows (unaudited)

[redacted]

Cash provided by (used in):				
Operating:				
Loss	$ (3,536,554)	$ (428,985)	$ (7,109,699)	(813,023)
Add (deduct) items not involving cash:				
Future income tax recovery	(66,120)	-	(137,853)	-
Stock based compensation	263,226	119,270	870,133	183,308
Depreciation & amortization	2,179,647	4,599	4,001,331	9,397
Write down of resource property	50,759	-	50,759	-
	(1,109,042)	(305,116)	(2,325,329)	(620,318)
Change in non-cash working capital	711,297	(17,634)	(72,086)	17,160
Change in deferred revenue	25,630	-	212,012	-
	(372,115)	(322,750)	(2,185,403)	(603,158)
Financing:				
Issue of share capital, net of share issuance costs	5,663	-	36,838,328	-
Issue of unit capital, net of unit issuance costs	-	1,925,924	333,974	8,647,822
Corporate restructing costs	-	-	(326,381)	-
Change in non-cash working capital	(234,497)	(5,614)	-	641
	(228,834)	1,920,310	36,845,921	8,648,463
Investing:				
Investment in technology licence	-	-	-	(299,515)
Acquisition of capital assets	(288,459)	(8,894)	(414,057)	(82,821)
Assessment of resource properties	(133,586)	(992,212)	(337,527)	(1,072,212)
Deferred costs	(215,708)	(483,142)	(801,395)	(544,522)
Acquisition of Westinghouse Plasma Corporation, net of cash acquired	-	-	(24,788,829)	-
Change in non-cash working capital	209,715	208,915	388,595	217,361
	(428,038)	(1,275,333)	(25,953,213)	(1,781,709)
Increase (decrease) in cash and cash equivalents	(1,028,987)	322,227	8,707,305	6,263,596
Cash and cash equivalents, beginning of period	18,736,544	5,941,369	9,000,252	-
Cash and cash equivalents, end of period	$ 17,707,557	$ 6,263,596	$ 17,707,557	$ 6,263,596
Cash and cash equivalents consists of:				
Term deposits	$ 17,101,947	5,000,000	$ 17,101,947	$ 5,000,000
Cash	605,610	$ 1,263,596	605,610	1,263,596
	$ 17,707,557	$ 6,263,596	$ 17,707,557	$ 6,263,596

No interest or taxes were paid during the period. See accompanying notes to financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 (unaudited)

1. DESCRIPTION OF THE CORPORATION AND BUSINESS

Alter Nrg Corp. (the "Corporation") was incorporated on February 20, 2007 in the Province of Alberta. In conjunction with the Corporation's Initial Public Offering on April 17, 2007, Alter Nrg Income Fund's (the "Fund") Unitholders voted in favour of reorganizing the Fund from a trust structure to a corporation. The Plan of Arrangement received regulatory and court approvals on April 13, 2007. The Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation, and the Fund became a wholly-owned subsidiary of the Corporation.

The Corporation commenced operations on April 17, 2007 as the successor to the Fund when it acquired all the trust units of the Fund for consideration of shares on a one for one basis. These consolidated financial statements follow the continuity of interest basis of accounting whereby the Corporation is considered a continuation of the Fund. As a result, the comparative period figures are those of the Fund while the results of operations and cash flow include the Fund's results for the period up to and including April 16, 2007 and the Corporation's results of operations and cash flows from April 17, 2007 to September 30, 2007. All references to the Corporation mean Alter Nrg Corp. and its predecessor Alter Nrg Income Fund.

The Fund commenced operations on March 9, 2006 and did not have any activity in the three month period ended March 31, 2006. As such, the first period of operations for the Fund is the period from commencement of operations on March 9, 2006 to June 30, 2006.

The Corporation invests in alternative energy projects using gasification and gasification related technology to create saleable energy products.

On April 17, 2007, the Corporation acquired 100% of the outstanding shares of a private U.S. company, Westinghouse Plasma Corporation ("WPC") (note 3).

On August 2, 2007, a newly formed U.S. subsidiary of the Corporation entered into a joint venture agreement with Jacoby Energy Development, Inc. ("Jacoby Energy") to develop large scale waste to energy projects in Canada and the U.S. (note 4).

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING CHANGES

These unaudited interim consolidated financial statements have been prepared by management, in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are consistent with the accounting policies and method of their application used in the preparation of the audited consolidated financial statements as at December 31, 2006 and for the period from commencement of operations from March 9, 2006 to December 31, 2006, except for the adoption of new accounting standards in 2007 as described below. These interim consolidated financial statements do not include all of the information and disclosures required by GAAP applicable to annual financial statements and, therefore, they should be read in conjunction with the audited consolidated financial statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, disclosure of contingent amounts and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 (unaudited)

ACCOUNTING CHANGES

Beginning January 1, 2007 the Corporation adopted Section 1506 "Accounting Changes" the only impact for the Corporation is to provide disclosure of when an entity has not applied a new source of GAAP that has been issued but is not yet effective. This is the case with Section 3862 "Financial Instruments Disclosures" and Section 3863 "Financial Instruments Presentation" which are required to be adopted for fiscal years beginning on or after October 1, 2007. The Corporation will adopt these standards on January 1, 2008 and it is expected the only effect on the Corporation will be incremental disclosures regarding the significance of financial instruments for the entity's financial position and performance; and the nature, extent and management of risks arising from financial instruments to which the entity is exposed.

COMPREHENSIVE INCOME

On January 1, 2007, the Corporation adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income. Section 1530 establishes new standards for reporting and presenting comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity of an entity during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. Any changes in these items would be presented in the consolidated statement of operations, comprehensive loss and deficit.

As a result of adopting CICA Section 1530, a new Statement of Comprehensive Loss forms part of the Corporation's consolidated financial statements. Gains and losses resulting from the translation of the assets and liabilities of the Corporation's self-sustaining foreign operations, WPC and its newly formed joint venture, into Canadian dollars are included in the Consolidated Statement of Operations, Comprehensive Loss and Deficit as a separate component of OCI. The Corporation acquired WPC, a self-sustaining foreign subsidiary, on April 17, 2007 and as such there were no previously accumulated gains or losses arising from translation prior to adoption of Handbook Section 1530. The foreign currency translation adjustment for the nine months ended September 30, 2007 of $(35,974) has been recognized into OCI.

FINANCIAL INSTRUMENTS

On January 1, 2007, the Corporation adopted the requirements of the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation, and Section 3251 – Equity. The adoption of the financial instruments standards has not affected the current balances on the consolidated financial statements as the financial instruments identified by the Fund were already carried at fair value.

Section 3855 requires financial assets and financial liabilities to be initially recognized at their fair value. Measurement in subsequent periods is dependent on the classification of the financial instruments, which is dependent on the purpose for which it was acquired and its characteristics. Financial instrument classifications per the standard are "held-for-trading", "available-for-sale" or "held-to-maturity" and the ability to transfer between classes is limited.

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair value of these instruments approximates their carrying amounts due to their short terms to maturity.

The Corporation does not have any derivatives as defined by Section 3855. The Corporation also reviewed its contractual agreements for embedded derivatives and the Corporation has no embedded derivatives.

Section 3251 replaces section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during the reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheet.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 (unaudited)

BASIS OF CONSOLIDATION

The consolidated financial statements of the Corporation include the accounts of the company and its subsidiaries. Investments in joint ventures are consolidated on a proportionate basis.

FOREIGN CURRENCY TRANSLATION

The Corporation accounts for WPC, its wholly owned U.S. subsidiary, and newly formed joint venture as self sustaining entities using the current rate method whereby revenues and expenses of WPC are translated at the average exchange rate for the period and assets and liabilities are translated at the current exchange rate in effect at the balance sheet date. Gains or losses resulting from translation of WPC are included in the cumulative translation adjustment in OCI.

REVENUE RECOGNITION

Revenue is recognized when evidence of an arrangement exists, services are rendered, the selling price is fixed and determinable, and collectability is reasonably assured. Advance payments received from customers, in excess of revenue recognized, are classified as deferred revenue until the service is provided or the product delivered.

Revenue from long term service contracts consisting of designing and engineering services is recognized when the service has been rendered and specific milestones have been delivered. Revenue from long term contracts for plasma torch systems is recognized using the percentage-of-completion method of accounting. The degree of completion is determined by comparing the costs incurred to the total costs anticipated for the contract. License revenue earned through participation in the Corporation's joint venture is recognized as associated general and administrative costs are incurred.

INVENTORIES

Inventories are valued at the lower of cost, determined on the first-in, first out ("FIFO") basis, and net realizable value.

CAPITAL ASSETS

Leasehold improvements are amortized on a straight-line basis over the term of the lease between 5 and 8 years.

GOODWILL

Goodwill represents the excess of the purchase price over the fair values of the assets purchased. Goodwill is not subject to amortization, but is tested for impairment at least annually by applying a fair value based test. Any goodwill impairment will be recognized as an expense if the carrying amount of the goodwill exceeds its fair value.

3. ACQUISITION

On April 17, 2007, the Corporation acquired 100% of the issued and outstanding shares of WPC. The results of WPC's operations have been included in the consolidated financial statements since that date. WPC is a U.S. based company that designs, manufactures and services plasma torch systems and applications throughout the world.

The Corporation paid an aggregate purchase consideration of $33,510,892, including $651,580 of legal and professional fees incurred related to the acquisition. The purchase price was funded by payment of $22 million USD ($24,893,000 at the actual exchange rate on April 17, 2007 of 1.1315) in cash and $7 million USD ($7,966,312 at the rate of 1.1380) worth of Common Shares at a price of $2.25 per Common Share. The fair value assigned to the Common Shares is based on the price established by the Corporation's initial public offering (the "Offering").

A total of $5.1 million USD of the purchase price consideration, $4.1 million USD in cash and $1 million USD in Common Shares, to the principal shareholder of WPC is being held in escrow. This consideration will be released in equal monthly installments beginning one month after closing up to December 15, 2007 if the principal shareholder is still employed and active in the business.

ACQUISITION (con't.)

As such, the $5.1 million USD ($5,770,650 at an exchange rate of 1.1315) is treated as deferred compensation expense for accounting purposes and will be amortized on a straight line basis over the 8 month period.

The acquisition has been accounted for using the purchase method with the consideration being allocated to the fair value of the assets acquired and liabilities assumed on the following basis:

Net assets acquired:		
Working capital deficiency, excluding inventory	$	(84,537)
Inventory		168,961
Future income taxes		113,527
Goodwill		27,542,291
Fair value of net assets acquired and total purchase price		27,740,242
Additional consideration:		
Deferred compensation expense		5,770,650
Total consideration		33,510,892
Purchase Consideration:		
Cash		25,544,580
Common shares		7,966,312
	$	33,510,892

Goodwill relates to the technology acquired including the technological process, patents, designs and engineering expertise.

4. JOINT VENTURE

On August 2, 2007, a newly formed U.S. subsidiary of the Corporation entered into a joint venture agreement (the "Agreement") with Jacoby Energy. The Corporation accounts for its joint venture interest using the proportionate consolidation method.

Alter Nrg owns a 49% interest of the joint venture and contributed its proprietary WPC technology on an exclusive basis for waste to energy projects, to produce steam or electricity in North America. Jacoby Energy owns the remaining 51% interest and during the term of the joint venture will contribute its marketing and project development services and up to $15 million USD of joint venture operating capital.

The joint venture will market the WPC technology and provide project development services to third party waste to energy project developers. The Corporation will receive 100% of the plasma gasification technology product and service revenues through WPC at current prices and the joint venture will split all other revenues and costs based on the joint venture ownership percentages.

The joint venture agreement includes an initial six month term to formalize commercial product and service sales agreements where both parties have an option to terminate the Agreement if not satisfactorily completed. Jacoby Energy will maintain its exclusive access to the WPC plasma gasification technology by meeting predetermined levels of technology sales.

4. JOINT VENTURE (con't.)

Since it is uncertain whether the parties will terminate the agreement after the first six month term, the joint venture has only recognized the first potential $0.5 million USD of the total $15 million USD contribution, net of general and administrative costs incurred for the period from inception of the joint venture on August 2, 2007 to September 30, 2007.

The following is a summary of the Corporation's proportionate share of its joint venture.

Balance sheet	
Accounts receivable from joint venture partners	$ 114,640
Statement of operations	
General & administrative costs	137,920
Net loss	$ (137,920)

Included in deferred revenues at September 30, 2007 and revenue for the three month period ended September 30, 2007 is $114,640 and $137,920, respectively, related to Alter Nrg's contribution of the WPC technology rights to the joint venture.

5. FUTURE TAX

The future tax asset consists of the non-capital losses incurred by the Corporation's U.S. subsidiary, WPC, to September 30, 2007 as it is deemed more likely than not that the subsidiary will realize the non-capital losses by the end of the fiscal year.

The Corporation has future tax assets in Canada related to non-capital losses, capital assets and unit/share issue costs. The Corporation has recorded a full valuation allowance against the future income taxes as it is not considered more likely than not to be recoverable at this stage in the Corporation's operations.

6. CAPITAL ASSETS

Plant and facility costs	$ 120,470	$ -	$ 120,470	$ -	$ -	$ -
Leasehold improvements	101,273	1,264	100,009	-	-	-
Office equipment	94,140	15,106	79,034	51,537	7,124	44,413
Computer equipment	180,995	31,536	149,459	31,284	6,444	24,840
	$ 496,878	**$ 47,906**	**$ 448,972**	**$ 82,821**	**$ 13,568**	**$ 69,253**

Plant and facility costs relate to costs incurred to enhance performance of the WPC pilot facility. The upgrade of the facility is in progress and is expected to be complete in late fiscal 2007. Amortization will begin once the upgrade is completed and the facility is back in productive use.

7. DEFERRED COSTS

Engineering studies	$ 1,032,745	$ 351,656
Less government grant for engineering studies	(124,418)	(70,000)
WPC pilot testing and technology evaluation	663,536	663,387
WPC acquisition costs	-	368,633
Deferred project development costs	174,575	-
Balance, September 30, 2007	**$ 1,746,438**	**$ 1,313,676**

The Corporation initiated several engineering studies to determine the project economics of several potential gasification projects. The Corporation also performed pilot testing and technology evaluation studies to determine the effectiveness of the WPC technology. The government grant is related to the evaluation of the Corporation's plasma gasification technology. Deferred project development costs relate to professional fees incurred to establish the Corporation's joint venture with Jacoby Energy.

8. DEFFERRED COMPENSATION

Balance at acquisition (Note 3)	$ 5,770,650
Amortization	(3,966,993)
Balance, September 30, 2007	**$ 1,803,657**

9. SHARE CAPITAL

Authorized
At September 30, 2007, an unlimited number of Common Shares, voting and participating.

Trust Units		
Unitholders' capital balance, January 1, 2007	17,360,272	$ 12,623,817
Issued for cash, net of unit issuance costs	195,000	333,974
Common shares issued in exchange for Units	(17,555,272)	(12,957,791)
Unitholders' capital, September 30, 2007	-	$ -
Common Shares		
Share capital balance, January 1, 2007	-	$ -
Issued in exchange for trust units	17,555,272	12,957,791
Reorganization costs	-	(326,381)
Common shares issued for cash	17,888,889	40,250,001
Common shares issued on exercise of options	8,000	5,418
Share issue costs	-	(3,417,091)
Common shares issued for the acquisition of WPC	3,540,583	7,966,312
Share capital, September 30, 2007	**38,992,744**	**$ 57,436,050**

9. SHARE CAPITAL (con't)

On January 13, 2007, the Fund closed the second part of a private placement of 195,000 Units at $2.00 per Unit for gross proceeds of $390,000.

On April 17, 2007, the Corporation closed its initial public offering (the "Offering") of 15,555,556 Common Shares at $ 2.25 per Common Share for total gross proceeds of $35,000,001. The shares of Alter Nrg Corp. immediately began trading on the Toronto Venture Stock Exchange ("TSX-V") under the symbol NRG. In conjunction with the Corporation's Offering on April 17, 2007 the Fund's Unitholders exchanged all of their Trust Units of the Fund for Common Shares of the Corporation. Total costs incurred in relation to the reorganization were $326,381.

On April 17, 2007, the Corporation also issued 3,540,583 Common Shares at the Offering price of $2.25 per share as partial consideration for acquisition of the shares of WPC (note 3).

The Corporation granted the agents of the Offering an over-allotment option which was exercised on May 17, 2007 for 2,333,333 additional Common Shares at $2.25 per Common Share and gross proceeds of $5,250,000.

Share capital has not been adjusted for future taxes at September 30, 2007 related to the share issue costs as the future tax asset is not considered more likely than not to be realized.

10. STOCK OPTION PLAN

The Corporation has a Stock Option Plan for employees, consultants, officers and directors. Prior to April 17, 2007 the Fund had a Unit Option Plan. On April 17, 2007, all Unit Options were converted to Stock Options on a one to one basis and the terms and conditions in the Stock Option Plan are consistent with the previous Unit Option Plan.

The Corporation may grant options up to 10% of the aggregate number of Common Shares outstanding, with no one optionee permitted to hold more than 50% of the total options outstanding. The exercise price of options is approved by the Board and cannot be less than the market price of its Common Shares on the day the option is granted. The options vest one-third immediately with an additional one-third on the first and second anniversary dates of the grant and expire in ten years from the date of grant.

The following options have been granted:

Outstanding, beginning of the year	1,448,300	$ 0.69
Granted	1,658,000	2.36
Cancelled	(34,200)	(0.51)
Exercised	(8,000)	(0.45)
Outstanding, September 30, 2007	3,064,100	1.60
Exercisable, September 30, 2007	1,428,400	$ 1.31

10. STOCK OPTION PLAN (con't.)

$ 0.45	687,600	8.7	$ 0.45	458,400	$ 0.45
0.80	527,500	8.9	0.80	351,667	0.80
1.00	141,000	9.0	1.00	47,000	1.00
2.05	70,000	9.2	2.05	25,333	2.05
2.30	1,343,000	9.6	2.30	447,667	2.30
3.19	85,000	9.7	3.19	28,333	3.19
2.71	50,000	9.8	2.71	16,667	2.71
2.62	25,000	9.8	2.62	8,333	2.62
$ 2.38	135,000	9.9	2.38	45,000	2.38
	3,064,100	**9.3**	**$ 1.60**	**1,428,400**	**$ 1.31**

For the three and nine month period ended September 30, 2007 the Corporation recognized compensation expense included in the calculation of net earnings of $263,226 and $870,133, respectively, (2006 - $170,768) with an equal offsetting amount to contributed surplus, based on the vesting terms of the options.

The weighted-average fair value of options granted during the three and nine month period ended September 30, 2007 was $1.32 and $0.97 per option, respectively. The Corporation uses the Black-Scholes option-pricing model to determine the estimated fair value of the options at the date of grant. A summary of the assumptions used in the Black-Scholes option-pricing model to determine the estimated fair value is as follows:

Expected volatility	25% to 60%
Distribution rate	0%
Risk free interest rate	4.0% to 4.6%
Expected life	8 years

11. WRITE DOWN OF RESOURCE PROPERTY

The Corporation wrote off $50,759 of costs related to its Wetaskiwin coal lease from resource properties as the lease was not renewed in August 2007 as results of evaluations and studies indicated the lease had limited development potential.

12. LOSS PER UNIT/SHARE

Basic and diluted net loss per unit/share has been calculated using the weighted average number of units/shares outstanding during the three month period ended September 30, 2007 of 38,991,874 (2006 – 14,684,863) and the nine month period ended September 30, 2007 of 30,409,397 (8,147,623 from inception to September 30, 2006). As the Corporation is in a loss position, any conversion of options would be anti-dilutive to the loss per unit/share calculation.

NOTES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2007 (unaudited)

13. RELATED PARTY TRANSACTIONS

The Corporation incurs transactions with related parties, in the normal course of business. The transactions are measured at the exchange amount, which is the consideration established and agreed to by the related party and the Corporation. During the three and nine month period ended September 30, 2007, the Corporation incurred $22,137 and $525,266, respectively, ($263,075 from inception to December 31, 2006) in corporate legal fees to a legal firm of which two officers are partners. These fees are included in general and administrative expense, WPC acquisition costs, reorganization expenditures and unit issue costs. During the three and nine month period, the Corporation incurred $137,934 and $187,934, respectively, ($42,400 from inception to December 31, 2006) in engineering consulting fees to a firm of which one of the officers was a director.

14. SEGMENTED INFORMATION

On April 17, 2007, the Corporation acquired WPC (note 3) which is a U.S. based company that designs, manufactures and services plasma torch systems and applications throughout the world. WPC has existing operations and revenue streams primarily in the plasma gasification industry. On August 2, 2007, a newly formed U.S. subsidiary of the Corporation entered into a joint venture agreement with Jacoby Energy (note 4) to develop waste to energy projects in Canada and the U.S. using the WPC technology and marketing WPC's products and services.

The Corporation as a whole is focused on creating clean energy solutions through the construction of gasification facilities. The Corporation is in process of developing several projects as discussed in the Corporate Overview. WPC represents a core technology that supports the project development and provides additional project opportunities.

As such the Corporation has two segments.

Revenue from external customers	$ -	$ 1,394,547	$ 1,394,547
Interest revenue	414,559	4,201	418,760
Direct costs of good sold	-	532,873	532,873
Depreciation & amortization	25,382	3,975,949	4,001,331
General & administrative	2,420,490	1,184,475	3,604,965
Stock based compensation	870,133	-	870,133
Write down of resourc property	50,759	-	50,759
Income taxes (recovery)	-	(137,055)	(137,055)
Loss	(2,952,205)	(4,157,494)	(7,109,699)
Capital expenditures	1,263,954	289,025	1,552,979
Total assets	21,060,905	30,904,687	51,965,592
Deferred compensation	-	1,803,657	1,803,657
Goodwill	$ -	$ 27,841,806	$ 27,841,806

14. SEGMENTED INFORMATION (con't)

Revenue from external customers	$	-	$	945,727	$	945,727
Interest revenue		208,962		1,426		210,388
Direct costs of good sold		-		380,638		380,638
Depreciation & amortization		9,272		2,170,375		2,179,647
General & administrative		1,162,228		722,037		1,884,265
Stock based compensation		263,226		-		263,226
Write down of resourc property		50,759		-		50,759
Income taxes (recovery)		-		(65,866)		(65,866)
Loss		(1,276,523)		(2,260,031)		(3,536,554)
Capital expenditures		388,978		248,975		637,753
Total assets		21,060,905		30,904,687		51,965,592
Deferred compensation		-		2,163,993		2,163,993
Goodwill	$	-	$	27,841,806	$	27,841,806

15. COMMITMENTS

The corporation has operating lease agreements for office rent with future lease obligations for the next five years as summarized below:

2007	$	87,000
2008		455,000
2009		515,000
2010		534,000
2011	$	438,000

Additional commitments include annual lease rental payments of $85,792 for a term of 14 years on the Corporation's Alberta crown coal lease located in the Hinton and Fox Creek areas.

16. SIGNIFICANT CUSTOMERS

The five largest customers of the Corporation's subsidiary WPC accounted for 98% of the revenue for the three and nine month periods ended September 30, 2007 and the largest customer accounted for approximately 75% of total revenues.

17. SUBSEQUENT EVENT

On November 16, 2007, the Corporation closed a subscription agreement in respect of the issuance, on a private placement basis, of 4,405,286 units in the capital of the Company (the "Units") at a subscription price of $2.27 per Unit. Each Unit consisted of one common share in the capital of the Company (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each Warrant entitles the subscriber to purchase one Common Share at a price of $2.27 per share until December 3, 2007. Gross proceeds from the issuance of the Units was $10 million (up to approximately $15 million, if the subscriber exercises the entirety of its Warrants).

18. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to current year's presentation. Such reclassification did not impact previously reported net income or retained earnings.

CORPORATE INFORMATION

DIRECTORS

Michael Heier
Director & Chairman

Nancy Laird[1]
Director

Brent Conway[2]
Director

Mark Montemurro
Director, President and CEO

Shyam Dighe
Director

(1) Chair of Governance and Nominating Committee
(2) Chair of Audit Committee

MANAGEMENT AND KEY PERSONNEL

ALTER NRG

Mark Montemurro
President and CEO

James R. Fitzowich
Chief Operating Officer

Daniel Hay
Chief Financial Officer

Kevin Willerton
VP Business Development

Richard Bower
VP Engineering

Michelle Lemmens
Controller

Heather Strang
Manager, Investor Relations

Pieter van Nierop
Gasification Lead

Alex Gorodetsky
Staff Gasification Engineer

Shawn Heier
Ontario Business Development

WESTINGHOUSE PLASMA CORP.

Shyam Dighe
President and Chief Technology Officer

Dan Lazzara
VP Business Operations

Thomas J. Gdaniec
Director of Marketing

HEAD OFFICE

Suite 700, 910 - 7th Avenue SW
Calgary, AB T2P 3N8

tel: 403.806.3875
fax: 403.806.3701

email: info@alternrg.ca
www.alternrg.ca

ONTARIO OFFICE

Suite 334, 466 Speers Road
Oakville, ON L6K 3W9

tel: 905.257.9109
fax: 905.849.9949

email: info@alternrg.ca
www.alternrg.ca

LEGAL COUNSEL

Blake Cassels & Graydon LLP
Calgary, Alberta

AUDITORS

Deloitte
Calgary, Alberta

BANKER

Scotiabank
Calgary, Alberta

TRANSFER AGENT

Valiant Trust Company
Calgary, Alberta

STOCK EXCHANGE LISTING

The TSX Venture Exchange
Symbol: **NRG**

GLOSSARY

bcf	billions of cubic feet	JEDI	Jacobi Energy Dev. Inc.
bbl	barrels	MWth	megawatts thermal
bbl/d	barrels per day	SAGD	steam assisted gravity drainage
boe	barrels of oil equivalent	Syngas	synthetic gas
CDN$	Canadian dollars	US$	United States dollars
CTL	coal-to-liquids	WPC	Westinghouse Plasma Corporation
GHG	greenhouse gas	WTE	waste-to-energy
IPO	Initial Public Offering		

ALTERNRG

HEAD OFFICE

Suite 700, 910 - 7th Avenue SW
Calgary, AB T2P 3N8

tel: 403.806.3875
fax: 403.806.3701

email: info@alternrg.ca
www.alternrg.ca

ALTER NRG

TSXV - NRG

ALTER NRG CORP. ANNOUNCES $5,000,000 WARRANT EXERCISE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

Calgary, Alberta, December 3, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to announce that, further to its press releases of November 12 and November 16, 2007, Coghill Capital Management, LLC., investing on behalf of its clients, ("Coghill"), has exercised the entirety of its previously issued warrants and thereby acquired 2,202,643 additional common shares of the Company for gross proceeds of approximately $5 million. Upon completion of the warrant exercise the Company will have 45,600,673 common shares issued and outstanding. As previously announced, the proceeds will be used by the Company to fund ongoing project development, and working capital. The common shares issued are subject to a four month statutory hold period commencing November 16, 2007.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the Company's common shares in any jurisdiction. The Company's common shares will not be and have not been registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States or to a U.S. person, absent registration, or an applicable exemption therefrom.

For additional information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

ALTERNATIVE MONTHLY REPORT

National Instrument 62-103
The Early Warning System and Related Take-Over Bid and Insider Reporting Issues

REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

For the month ended November 30, 2007

(a) ***Name and address of the eligible institutional investor:***

CCM Master Qualified Fund, Ltd. ("CCM")
One North Wacker Drive, Suite 4350
Chicago, Illinois 60606
U.S.A.

(b) ***The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 of National Instrument 62-103 or the early warning requirements:***

This is CCM's first Alternative Monthly Report under Part 4 in respect of Alter Nrg Corp. ("**Alter Nrg**").

Following a private placement on November 16, 2007, CCM held 4,405,286 common shares and 2,202,643 common share purchase warrants, representing approximately 10.15% of the total issued and outstanding common shares of Alter Nrg, or 14.49% assuming the exercise of the warrants.

On November 16, 2007, CCM acquired an additional 338,000 common shares in the public market, and its security holding percentage increased to 10.93% of the total issued and outstanding common shares of Alter Nrg, or 15.23% assuming the exercise of the warrants.

On November 21, 2007, CCM acquired an additional 250,000 common shares in the public market, and its security holding percentage increased to 11.51% of the total issued and outstanding common shares of Alter Nrg, or 15.78% assuming the exercise of the warrants.

(c) ***The designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

As at November 30, 2007, CCM exercises control and direction over 4,993,286 common shares and 2,202,643 common share purchase warrants, representing approximately 11.51% of the total issued and outstanding common shares of Alter Nrg, or 15.78% assuming the exercise of the warrants.

(d) ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:***

(i) ***the eligible institutional investor, either alone or together with any joint actors, has ownership and control:***

over 4,993,286 (or 11.51%) of the total issued and outstanding common shares of Alter Nrg, or 7,195,929 shares (15.78%) on a fully diluted basis (assuming the exercise of warrants to purchase common shares).

(ii) ***the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the eligible institutional investor or any joint actor:***

N/A.

(iii) ***the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:***

N/A.

(e) ***Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

All shares have been acquired and are being held for investment purposes. Depending on market conditions and other factors that CCM may deem material to its investment decisions, CCM may dispose of its common shares of Alter Nrg in the open market or in private transactions. Depending on the same factors, CCM may acquire additional shares of Alter Nrg common stock in the open market or private transactions.

(f) ***The general nature and material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

N/A.

(g) ***Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:***

N/A.

(h) ***If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:***

N/A.

(i) ***A statement that the eligible institutional investor is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the reporting issuer:***

CCM is an eligible institutional investor and is eligible to file Reports under Part 4 of National Instrument 62-103. CCM does not presently intend to:

(a) make a formal bid for securities of Alter Nrg; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with Alter Nrg that if completed would reasonably be expected to result in the eligible institutional investor, either alone or together with any joint actors, possessing effective control over Alter Nrg or a successor to all or part of the business of Alter Nrg.

DATED December 5, 2007.

"Clint Coghill"
Signature

Clint Coghill – President and Chief Investment Officer
Name and Title of Person Signing

1-312-324-2000
Telephone

CCM Master Qualified Fund, Ltd.
Name of Eligible Institutional Investor

TECHNICAL REPORT
ALTER NRG LTD. LANDS
FOX CREEK COAL PROPERTY, ALBERTA

Submitted to:
ALTER NRG LTD.

November 30, 2007

Norwest Corporation
2700, 411 – 1 Street SE
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

Qualified Persons: G. Jordan, P. Geol.
C. Acott, P, Eng.

NORWEST
CORPORATION

1 TITLE PAGE

TECHNICAL REPORT
ALTER NRG LTD. LANDS FOX CREEK COAL PROPERTY, ALBERTA

Submitted to:
ALTER NRG LTD.

November 30, 2007

Norwest Corporation
2700, 411 – 1 Street SE
Calgary, Alberta
T2G 4Y5
Tel: (403) 237-7763
Fax: (403) 263-4086
Email calgary@norwestcorp.com

www.norwestcorp.com

Qualified Persons: G. Jordan, P. Geol.
C. Acott, P. Eng.

NORWEST
CORPORATION

NORWEST
CORPORATION

2 TABLE OF CONTENTS

1 TITLE PAGE 1-1

2 TABLE OF CONTENTS 2-1

3 SUMMARY 3-1

4 INTRODUCTION 4-1

4.1 RISK WARNING 4-1

5 RELIANCE ON OTHER EXPERTS 5-1

6 PROPERTY DESCRIPTION AND LOCATION 6-1

7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY 7-1

8 HISTORY 8-1

9 GEOLOGICAL SETTING 9-1

9.1 STRATIGRAPHY 9-1
9.2 STRUCTURE 9-1

10 DEPOSIT TYPES 10-1

11 MINERALIZATION 11-1

12 EXPLORATION 12-1

13 DRILLING 13-1

14 SAMPLING METHOD AND APPROACH 14-1

15 SAMPLE PREPARATION, ANALYSES AND SECURITY 15-1

16 DATA VERIFICATION 16-1

16.1 DIGITAL DATA 16-1
16.2 ORIGINAL DATA 16-1

17 ADJACENT PROPERTIES 17-1

18 MINERAL PROCESSING AND METALLURGICAL TESTING 18-1

18.1 COAL QUALITY AND PROCESSING 18-1
18.2 COAL QUALITY TESTING 18-1

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES 19-1

19.1 APPROACH 19-1
19.2 COAL RESOURCE ESTIMATION 19-2
19.3 COAL RESERVE ESTIMATION 19-3

20 OTHER RELEVANT DATA AND INFORMATION 20-1

21 INTERPRETATION AND CONCLUSIONS 21-1

22 RECOMMENDATIONS 22-1

23 REFERENCES 23-1

24 DATE AND SIGNATURE PAGE 24-1

25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES 25-1

25.1 MINE OPERATIONS 25-1
25.2 RECOVERABILITY 25-2
25.3 MARKETS 25-2
25.4 CONTRACTS 25-3
25.5 ENVIRONMENTAL CONSIDERATIONS 25-3
25.6 TAXES 25-3
25.7 CAPITAL AND OPERATING COST ESTIMATES 25-3
25.8 ECONOMIC ANALYSIS 25-4
25.9 PAYBACK 25-6
25.10 MINE LIFE 25-6

26 ILLUSTRATIONS 26-1

LIST OF FIGURES

FIGURE 4-1 LOCATION MAP .... FOLLOWS SECTION 26
FIGURE 6-1 COAL OWNERSHIP MAP .... FOLLOWS SECTION 26
FIGURE 9-1 STRATIGRAPHIC TABLE .... FOLLOWS SECTION 26
FIGURE 9-2 GEOLOGICAL CROSS SECTIONS FOR NW BLOCK .... FOLLOWS SECTION 26
FIGURE 9-3 GEOLOGICAL CROSS SECTIONS FOR SW BLOCK .... FOLLOWS SECTION 26
FIGURE 9-4 GEOLOGICAL CROSS SECTIONS FOR NE BLOCK .... FOLLOWS SECTION 26
FIGURE 9-5 GEOLOGICAL CROSS SECTIONS FOR SE BLOCK .... FOLLOWS SECTION 26
FIGURE 9-6 GEOLOGICAL CROSS SECTIONS BETWEEN SW AND SE BLOCKS .... FOLLOWS SECTION 26
FIGURE 9-7 GEOLOGICAL CROSS SECTIONS LOCATION MAP .... FOLLOWS SECTION 26
FIGURE 11-1 COAL ZONE STRATIGRAPHIC COLUMN .... FOLLOWS SECTION 26
FIGURE 19-1 RESOURCE AREAS .... FOLLOWS SECTION 26
FIGURE 19-2 RESERVE AREAS .... FOLLOWS SECTION 26
FIGURE 25-1 STRIP RATIO MAP .... FOLLOWS SECTION 26
FIGURE 25-2 MINEABLE TONNAGE DETERMINATION .... FOLLOWS SECTION 26
FIGURE 25-3 MINE REVENUE PER TONNE VS. INTERNAL RATE OF RETURN .... FOLLOWS SECTION 26

LIST OF TABLES

TABLE 3.1 IN-PLACE COAL RESOURCES SUMMARY (TONNES) 3-2
TABLE 3.2 SURFACE MINEABLE COAL RESERVES SUMMARY 3-2
TABLE 6.1 ALTER NRG LANDS LEGAL DESCRIPTION 6-1
TABLE 11.1 TYPICAL COAL THICKNESS 11-1
TABLE 13.1 EXPLORATION DRILLING 13-1
TABLE 18.1 SUMMARY IN-PLACE COAL QUALITY 18-2
TABLE 19.1 IN-PLACE COAL RESOURCES SUMMARY (TONNES) 19-2
TABLE 19.2 SURFACE MINEABLE COAL RESERVES SUMMARY 19-3

3 SUMMARY

In 2007 Alter Nrg Ltd. commissioned Norwest Corporation to prepare a Technical Report for its coal holdings of the Fox Creek Coal Property located in central Alberta in accordance with the requirements of National Instrument 43-101. The location of this area is shown on Figure 4-1. The confirmation of documented geology and coal development, and the verification of coal resources and reserves were completed through data reviews, geologic modeling, resource estimations, and a site visit. The findings and conclusions are based on information developed by Norwest from data provided by Alter Nrg Ltd. and also others from public sources.

The Fox Creek Coal Property, as illustrated in Figure 6-1, covers coal-bearing strata in the Plains Region of central Alberta. The property is centred about 27 km northeast of the town of Fox Creek, Alberta which is located on Highway 43, midway between Edmonton and Grande Prairie. The Fox Creek Coal Project area is centered approximately on Township 65, Range 18 W5.

In the Fox Creek area the first modern coal exploration commenced in 1968 and 1969 and was conducted by the Research Council of Alberta. The objective of this work was to identify potential areas for surface mining such that the power generation needs of the province could be addressed. This program by the Provincial Government was province wide, but at Fox Creek the Research Council drilled over 60 rotary drill holes and produced reports of this exploration. This initiative led to the acquisition of leases in the area by Shell Canada Limited and Esso Resources Canada Limited.

The Fox Creek Coal Property is located in the central plains region of Alberta. Regionally, the strata in this area lie on the eastern limb of the Alberta Syncline. The coal seams are contained in the Lower and Upper Ardley coal zones. These coal zones are Tertiary in age and lie in the Scollard Formation below the Paskapoo Formation. The coal seams are consistent in nature but thickness variations from place to place do occur. There are eleven seams named 1, 2 Upper, 2 Lower, and 3 to 11, respectively. The aggregate thickness of a typical section is 9.26 m in the Fox Creek area.

Previous drilling carried out between 1967 and the present has resulted in 432 coal exploration drill holes being drilled throughout the entire Fox Creek area, which were used in the preparation of the geological model.

Norwest used MineSight® software to construct a gridded seam model of the Fox Creek Coal Property area in order to estimate volumes for in-place coal resources and recoverable reserves. Key horizons or "surfaces" were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of the coal seams modeled.

Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available (CIM Definition Standards). GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered by the Qualified Person during the classification of the resources. The in-place resource on the Fox Creek lands is summarized in Table 3.1 and covers an area of approximately 16,000 ha.

TABLE 3.1
FOX CREEK COAL PROJECT
COAL RESOURCE SUMMARY
AS AT NOVEMBER 22, 2007

ASTM GROUP	IN-PLACE SURFACE MINEABLE COAL RESOURCES 20:1 STRIP RATIO (KTONNES)		
	MEASURED	INDICATED	INFERRED
Subbituminous C	474,023	373,364	96,722
Total	**847,387**		96,722

According to the CIM Guidelines, a coal reserve is the economically mineable part of a Measured or Indicated coal resource demonstrated by at least a Preliminary Feasibility Study, which includes information on mining, processing, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction may be justified. To estimate the surface mineable coal tonnage in each of the lease blocks, a limit of $30/tonne for the total cost of mining, including operating and capital expenditures, was assumed. The cost limit coincides with the $30/tonne revenue projection provided to Norwest by Alter Nrg. The coal tonnage that coincides with the $30/tonne cut-off, was identified through a mine design and financial analysis that was completed as part of a preliminary feasibility study for the project. The saleable surface mineable reserves estimated in the study are 468,077 kt., at an average strip ratio of 10.14:1 (bcm of waste:tonne of coal), which is inclusive of projected dragline rehandle volumes. The distribution and classification of the reserves are listed in Table 3.2.

TABLE 3.2
FOX CREEK COAL PROJECT
SURFACE MINEABLE COAL RESERVES SUMMARY
AS AT NOVEMBER 22, 2007

AREA	ASTM GROUP	SURFACE MINEABLE COAL RESERVES (KTONNES)	
		PROVEN	PROBABLE
Fox Creek Area	Subbit C	268,205	199,872
Total		**468,077**	

In this report, the reserve quantities are a subset of resources. Consequently the resource tonnages and reserve tonnages cannot be added together.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources or reserves will be recovered.

4 INTRODUCTION

In 2007 Alter Nrg Ltd. commissioned Norwest Corporation to prepare a Technical Report for its coal holdings of the Fox Creek coal project located in central Alberta in accordance with the National Instrument 43-101. The location of this area is shown on Figure 4-1. The confirmation of documented geology and coal development, and the estimation of coal resources and reserves were completed through data reviews, geologic modeling, resource estimations, and a site visit. More specifically, the tasks undertaken on this assignment were as follows:

1. Estimation of the coal resource for the Alter Nrg land area at Fox Creek. The boundaries of the area being assessed were checked using descriptions and maps provided by Alter Nrg and by reference to on-line government records.

2. Review of existing compiled quality and coal survey data.

3. Confirmation of the geological interpretations and their relationship to the raw data was accomplished through the inspection of geological maps and cross-sections and a site visit.

4. Confirmation of geological complexity in terms of resource reporting classification was accomplished during the review of the geological maps and sections and the generation of a new geological model.

5. Review of the drill hole spacing to confirm it applicability for the classification of resources and reserves. This was accomplished through the inspection of drill hole location maps.

6. Complete a preliminary feasibility level study.

The present complies with the requirements of National Instrument 43-101 for Technical Reports for reporting of Coal Resources and Reserves. Norwest personnel, who have extensive and varied experience with the coal deposits of western Canada, prepared this report.

4.1 RISK WARNING

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources or reserves will be recovered.

5 RELIANCE ON OTHER EXPERTS

This report has been prepared for Alter Nrg Ltd. by Norwest Corporation. The findings and conclusions are based on information developed by Norwest from data provided by Alter Nrg and also others from public sources.

Norwest has relied wholly on information and data provided by Alter Nrg or its consultants as the basis for classification and reporting of coal resources and reserves in the area. Norwest did not conduct field work, other than a site visit, and did not independently drill or complete geophysical logs on drill holes, take samples or subject any coal samples to analysis specific to the preparation of this report. However, members of Norwest staff have participated on some of the past exploration programs in the field in this area, conducting logging and sampling activities.

6 PROPERTY DESCRIPTION AND LOCATION

The Fox Creek Coal Property, as illustrated in Figures 6-1, covers coal-bearing strata in the Plains Region of central Alberta. The property is centred about 27 km northeast of the town of Fox Creek, Alberta which is located on Highway 43, midway between Edmonton and Grande Prairie. The property may be accessed by various oil field service roads. The Fox Creek Coal Project area is centered approximately on Township 65, Range 18 W5.

Coal tenure is held by Alter Nrg Ltd., under six Alberta Government Mineral Agreements as shown on Table 6.1. This information has been derived from the current government tenure records. Boundaries are located by sections and legal sub-divisions on-line through the coal maps of the Department of Energy of the Alberta Provincial Government. The property information is current as of November 22, 2007, as indicated by Alberta Government Mineral Agreement detail records. The Fox Creek Coal Project covers an area under tenure of 22,688 ha. This area consists of four separate contiguous blocks of leases as shown on Figure 6-1. The resource area is situated over approximately 16,000 ha within the coal tenures.

There are no areas of previous underground or surface mining within the Fox Creek Coal Project area. There are no known hazards or environmental liabilities related to abandoned open pit areas or mined out underground areas. The author has no knowledge of whether the property has been legally surveyed or not. The project is encumbered by Crown Coal Royalties that are payable on coal production. The author has no knowledge whether this property is subject to other royalty obligations or any other financial burdens.

TABLE 6.1
FOX CREEK COAL PROJECT
COAL LICENSE TENURES AND APPLICATIONS

Agreement Number	Term Date	Area (ha)	Meridian/ Range/ Township	Sections
013 1306080743	2006-08-04	5,888	5-17-064	22,23,24W,25-28,31-36
			5-17-065	1-6,8S,9-12
013 1306080744	2006-08-04	4,256	5-18-064	4-6,7E,L3,L4,L6,L11L13, L14,8-11,13-18,19S,20,21S
			5-19-064	1
			5-18-063	31N, 32N
			5-19-63	36NE
			5-19-64	12L1 to L4, 13E, 24 SE
013 1306080745	2006-08-04	3,584	5-17-065	19-23,27-33
			5-18-065	25,36
013 1306080746	2006-08-04	4,096	5-18-065	9-11,14-16,19-22,28-33
013 1306080747	2006-08-04	2,816	5-18-066	5,6
			5-19-065	23-26,36
			5-19-066	1,2,11,12
013 1306080748	2006-08-04	2,048	5-17-066	3-7
			5-18-066	1,2,12

7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Fox Creek Coal Property is owned and operated by Alter Nrg and is accessible via Highway 43. The average annual daily temperature of the area is 3.4°C with an average summer maxima of 21.8°C and a winter minima of –15.9°C. Winds from the west and northwest predominate with average speeds of 9.3 to 11.9 km/hr. The average annual precipitation is 536 mm of which 410 mm is recorded as direct rainfall. The average annual snowfall is 133.9 cm. The area has a continental climate with cold, dry winters and warm summers. Annual weather averages are:

- Temperature: 1°C
- High temperature: 7°C
- Low temperature: -4°C
- Precipitation: 40.8 cm.

The Fox Creek Coal Property is located in central Alberta approximately 215 km northwest of Edmonton, and is readily accessible by a network of secondary oil and gas roads that extend from Highway 43. The closest major centre is the town of Fox Creek, located approximately 13 km to the south-west. The closest settlements are:

- Two Creeks – located 28.5 km to the south;
- Goose Mountain Provincial Park – located 33 km to the northeast; and
- Meekwap Lake – located in the centre of the area.

The Fox Creek area is bounded on the east by Swan Hills and on the southwest by outliers of the Rocky Mountain Foothills. Two main rivers, the Simonette and Little Smoky, establish the principal northward drainage pattern in the area. Topography is typified by flat to gently rolling terrain, generally from 670 m to 730 m above sea level, underlain by bedrock with thin till cover or by extensive postglacial lacustrine sediments. This low plain is disrupted by irregular sub-parallel distinctive sandstone ridges, particularly to the northwest. Extensive areas of interrupted drainage are typified by black spruce bogs and muskeg. To a certain extent, the physiography is a reflection of underlying bedrock geology with higher ridges characteristic of hard siltstones and sandstones while lower areas are underlain by softer lithologies including coal.

8 HISTORY

In the Fox Creek area the first modern coal exploration commenced in 1968 and 1969 and was conducted by the Research Council of Alberta. The objective of this work was to identify potential areas for surface mining such that the power generation needs of the province could be addressed. This program by the Provincial Government was province wide, but at Fox Creek the Research Council drilled over 60 rotary drill holes and produced reports of this exploration. This initiative led to the acquisition of leases in the area by Shell Canada Limited and Esso Resources Canada Limited.

Shell conducted drilling exploration from 1972 to 1974 on the leases that they acquired and began mine design work subsequent to this. However, exploration activities were suspended by Shell in 1976. In 1977 Alberta Power Limited reviewed and studied the Shell exploration data with a view to acquiring some of the areas and developing a power generation station there. However, this project did not proceed. With changing economic considerations, Shell reactivated the project in 1991 but has not undertaken new drilling since that time.

The leases in the Fox Creek area that were acquired by Esso Resources Canada Limited were drilled and sampled in 1974 and further work was conducted in 1978 and 1979. Esso prepared a preliminary feasibility study in 1981 for the development of a dragline surface mine but no further work appears to have occurred since that date.

9 GEOLOGICAL SETTING

The Fox Creek Coal Property is located in the central plains region of Alberta. Regionally, the strata in this area lie on the eastern limb of the Alberta Syncline. Beds generally strike northwest-southeast and dip very gently in a west-southwest direction. Clastic rocks of the Scollard Formation, which includes the coal, form the basement.

The coal seams are contained in the Lower and Upper Ardley coal zones. These coal zones are Tertiary in age and lie near the base of the Paskapoo Formation. A table of stratigraphy is shown on Figure 9-1. The bedrock sequence is overlain by a variable thickness of glacially derived deposits, namely till. Typical geological cross sections, with the coal zones, are shown on Figures 9-2 to 9-6, respectively. Figure 9-7 is an illustration showing the locations where the sections were drawn.

9.1 STRATIGRAPHY

The Fox Creek coal measures constitute the lower Palaeocene (Tertiary) Ardley coal zone of the Scollard Formation of the Wapiti Group. The coal deposits are considered to represent swamp or marsh habitats associated with clastic sediments, including siltstone, sandstone and mudstone, deposited in shallow water basins or lakes. White bentonitic ash layers intercalated with these sediments represent volcanic ash fall deposits generated from volcanic activity to the west. The Wapiti Group, which is equivalent to the Edmonton Group, is a thick Upper Cretaceous to Lower Tertiary sequence. It consists of irregularly bedded non-marine sediments considered to have originated within deltaic environments adjacent to the margins of the Bearspaw Sea and in alluvial plain environments between shorelines and uplifted areas to the west. Locally, the Ardley zone consists of 11 correlatable coal units within a stratigraphic thickness of about 15 metres. Bentonitic layers are common within this zone. Correlation of coal beds within the lease areas is not difficult but seam thickness variations and pinch-outs are common. Channelling, or complete replacement of coal beds by sandstone units is a less common feature.

9.2 STRUCTURE

Regionally, the Wapiti Group sediments are part of a simple monocline dipping gently and uniformly 0.5o to the south-southwest or south. However, Pleistocene glacial disturbance has profoundly affected the subcrop edge of the coal measures in certain areas, with disturbance particularly severe in regions where bentonitic layering is close to the surface. Ice movement was generally to the north-northeast, and this disturbance can manifest itself as open to tight folding and wide variation in faulting. Slumping of outcrops is another feature that is frequently found.

10 DEPOSIT TYPES

The definition of "Deposit Type" for coal properties is different from that applied to other types of geologic deposits. Criteria applied to coal deposits for the purposes of determination of coal resources and reserves include both "Geology Type" as well as "Deposit Type". For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range of limiting criteria that may be applied during the estimation of Reserves and Resources.

"Geology Type" for coal deposits is a parameter that is specified in Geological Survey of Canada Paper 88-21, which is a reference for coal deposits as specified in NI 43-101. Coal "Geology Type" is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area, and the classification of a coal deposit by "Geology Type" determines the approach to be used for the Resource/Reserve estimation methodology and the limits to be applied to certain key estimation criteria. The identification of a particular Geology Type for a coal property defines the confidence that can be placed in the extrapolation of data values away from a particular drill hole.

The classification scheme of GSC Paper 88-21 is similar to many other international coal reserve classification systems but it has one significant difference. This system is designed to accommodate differences in the degree of tectonic deformation of different coal deposits in Canada. Four classes are provided for that range from the first ("low"), which is for deposits of the Plains type with low tectonic disturbance, to the fourth ("severe"), which is for Rocky Mountains type deposits.

The Fox Creek Coal Property is characterized by relatively simple geology both with respect to stratigraphy and structure - its Geology Type is "Low-Type B". The stratigraphic complexity, although low, is evident in the number of splits of mineable thickness that may be present in any given coal seam, and the degree to which these may persist laterally throughout the property, or die out or coalesce with other coal units. Structural undulations in the strata in the area are either very minor or too insignificant to impact mine operations.

"Deposit Type" as defined in GSC Paper 88-21 refers to the extraction method most suited to the coal deposit. There are four categories, which are "surface", "underground", "non-conventional", and "sterilized".

The Fox Creek Coal Property is a surface mineable deposit.

11 MINERALIZATION

For coal deposits, "mineralization" refers to coal development and coal seam stratigraphy.

The Subbituminous coal at the Fox Creek property is part of the Scollard Formation. The coal seams are relatively consistent in nature but thickness variations from place to place do occur. A typical stratigraphic column for the seams is shown on Figure 11-1. There are 11 seams named 1, 2 Upper, 2 Lower, and 3 to 11, respectively. The aggregate thickness of a typical section is 9.26 m in the Fox Creek area.

Inspection of geophysical logs of boreholes in the area indicates that the Lower Ardley Zone consists of 11 coal seams intercalated with bentonite layers and shale. The deepest of these seams is relatively low ash at 23.9 wt% (ADB) and consists of 2 mineable plies. Seam 10 is typically too thin to mine on a stand alone basis with a typical thickness of about 0.21 m, but can add to the mineable thickness of Seam 11. Seam 9, with a thickness of 0.98 m is one of the thicker units available for mining but the ash content is relatively high. Seam 8 is another seam that has relatively low ash and a thickness of 0.46 m. Seams 7, 6 and 5 all have relatively high ash and are 0.64 m, 0.91 m, and 0.43 m thick, respectively. Seam 4 is the thickest in the sequence at 1.86 m and has relatively low ash content. Seam 3 is also quite thick at 0.88 m, but the ash content is high. Seam 2 consists of 2 separate splits referred to as Seam 2 Lower and Seam 2 Upper that have thicknesses of 0.76 m and 1.40 m, respectively and the ash content of these seams is quite low. Seam 1 has the lowest ash content of any seam in the sequence but it is thin.

TABLE 11.1
FOX CREEK COAL PROPERTY
TYPICAL COAL THICKNESS

SEAM No.	GROSS THICKNESS (M)
1	0.27
2 Upper	1.40
2 Lower	0.76
3	0.88
4	1.68
5	0.43
6	0.91
7	0.64
8	0.46
9	0.98
10	0.21
11	0.88
Total	**9.26**

12 EXPLORATION

Most of the exploration, by the coal mining companies and the Provincial Government, in the area has involved the drilling of rotary test holes and the collection of cuttings samples to determine proximate values of the coal quality. Some core samples for quality testing were also acquired. Further details of these activities are described in the next section of this report.

Except for reconnaissance geological mapping, there are no records of a significant amount of exploration work being conducted for coal in this area using other techniques.

13 DRILLING

Previous drilling carried out between 1967 and the present has resulted in over 400 coal exploration drill holes being drilled throughout the entire Fox Creek area. For this report, the client supplied a drill hole database which included a selection of the available holes. The geological model that has been prepared for this evaluation includes a total of 432 holes, with a total of 21,024.6 m drilled.

Table 13.1 shows the year in which the holes included in the database were drilled. Also shown is the total number of metres for each exploration period.

TABLE 13.1
FOX CREEK COAL PROPERTY
EXPLORATION DRILLING

YEAR	NUMBER OF HOLES	METRES DRILLED
1968	18	902.2
1969	45	2068.6
1970	2	111.9
1971	5	292.5
1972	40	2021
1973	118	5481.4
1974	118	4844.6
1976	84	5067.0
1977	1	221.2
1982	1	24.1
TOTAL	**432**	**21024.6**

Drill holes in the database have survey coordinates for the collars. Further, these drill hole data, including geophysical logs, geologists' core/cuttings descriptions, sample intervals (core) and drillers' logs, have been compiled and transcribed into a digital database containing the "from", "to" and "thickness" of lithologic units per drill hole, including coal and till, coal seam identification as well as analytical results from coal samples.

14 SAMPLING METHOD AND APPROACH

Typical procedures for sampling of coal seams at the Fox Creek Coal Property involved coring or the use of rotary drilling. Extensive programs were carried out in 1968 and 1969 by the Alberta Research Council and by Shell Canada Limited in the 1970's, and more recently in the 1990's. Adjacent leases that existed at the time were explored by Esso Resources Canada Limited. in the 1980's.

Cores were examined following retrieval and all field subsamples were then sealed before being forwarded to the laboratory for testing for analysis. Composite samples were blended at the laboratory for further analysis.

15 SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples are collected from drill core and cuttings and submitted for analysis using methods that are standard for the coal industry. The specific process used is described below:

1. Core from the drill hole is logged (i.e. measured and described) using standard geological terms to document various attributes including lithology, color, hardness and grain size.

2. Each core hole is subject to a down-hole geophysical logging program. The logging program produces a geophysical log suite consisting of caliper, density (gamma-gamma), natural gamma and resistivity trace. The geophysical logs are used to identify rock types, including coal intersected in the hole.

3. Coal intervals are collected in a plastic-lined core barrel. The core tubes are opened and logged by a geologist. The geologist's core log consists of the measured thickness and description of the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis.

4. Recovered core is measured to determine an overall recovery (reported in percent) by comparing the recovered core length with the coring run length recorded by the driller. Recovered core is measured and compared to the coal interval thickness determined from the geophysical log suite.

5. Collected samples are cleaned of any mud contamination and placed in individual plastic bags. The bags are labelled on the outside with both the core hole and sample number and sealed with plastic tape to prevent excessive moisture loss. The sample bags are placed together in a collection bag for the core hole before being placed in palletized containers and shipped to an independent lab for analysis.

In coal work, additional special security methods for the shipping and storage of samples are not commonly employed, as coal is a relatively low value bulk commodity.

16 DATA VERIFICATION

Alter Nrg provided Fox Creek Coal Property data to Norwest in digital format for validation and subsequent use in geological modeling and resource estimation work. The company also provided hard copy of various previous reports of exploration and copies of downhole geophysical logs for review. Norwest reviewed test holes throughout the mine area for data quality and file content.

The property has been visited by an independent qualified person, who is a staff member of Norwest and his certificate attesting to this is included in Section 24.

16.1 DIGITAL DATA

Digital geological data are stored in an electronic database and includes drill hole collar coordinates, lithology, coal seam intercepts, and coal quality information. Norwest uses MineSight® to interpret and model the geologic data.

In the process of validating the geological data and interpretation for the Fox Creek area Norwest first reviewed, verified, and completed any necessary edits of the source data files. The geological database addressed by Norwest included 432 drill holes.

Verification procedures included the following activities:

1.) Review of the drill hole collar data to eliminate any obvious location control problems.
2.) Review of seam tops and bottoms.
3.) Review of lithology files.
4.) Review of coal seam interpretations and correlations.
5.) Review of coal seam density data.
6.) Review of the coal quality database.

The data and/or interpretations are a reasonable representation of the geology of the Fox Creek area, as it is presently understood, based on the exploration and development drill hole data.

16.2 ORIGINAL DATA

The vast majority of the downhole geophysical logs were reviewed to evaluate the quality of the geological data generated and the extent to which exploration information was interpreted and recorded from downhole sources. Minor data edits were noticed in the data that are not significant enough to cause the data base to be changed. Considering the quality of the original drill hole data, Norwest is in agreement with the results and/or interpretations that have been produced.

17 ADJACENT PROPERTIES

This technical report does not utilize any data and/or interpretations from adjacent properties.

18 MINERAL PROCESSING AND METALLURGICAL TESTING

The equivalent terminology, which will be used in this report for a coal property is "Coal Quality and Processing".

18.1 COAL QUALITY AND PROCESSING

In central Alberta, the near-surface coals of the Ardley Zone of the Scollard Formation are ranked Subbituminous C. Subbituminous C coal is a lower rank, consolidated, black coal that produces between 19,300 and 22,100 kilojoules per kilogram (kJ/kg) on a moist, mineral-matter-free basis when burned. The coal has high moisture content and is bright to dull in lustre, medium hard and often has a blocky texture.

18.2 COAL QUALITY TESTING

Each coal core sample is subjected to a number of analyses, with the most common described below:

Proximate Analysis
Determination of moisture, ash, volatile matter and fixed carbon in a sample. The fixed carbon is determined by difference and the four components total 100%.

Sulphur
Determination of the percent of sulphur in a sample. Coal seams within the Mine have low sulphur contents, usually less than 1%.

Heating Value
This is a very important parameter with respect to thermal coals. It is traditionally referred to as "calorific value" and is the determination of the amount of energy in kilojoules per kilogram of sample.

Coal ash is composed primarily of oxides of silicon, aluminium, iron, calcium, magnesium, titanium, sodium, potassium, arsenic, mercury, and sulphur; testing to date shows that the sulphur content of this coal is low. Select samples may be analyzed for their sodium oxide (Na_2O%) content within the coal ash. Sodium in coal ash can play a major role in ash fouling and slagging processes during combustion.

Norwest is of the opinion that the spacing of available coal quality data for the seams used in the geological and mining model is adequate for characterization of the in-place quality parameters. In the Fox Creek area the summary in-place coal quality, by Seam, is shown in Table 18.1.

TABLE 18. 1
FOX CREEK COAL PROJECT
SUMMARY IN-PLACE COAL QUALITY

SEAM NO.	AIR DRIED ANALYSES		
	MOISTURE (%)	ASH (%)	HEATING VALUE (MJ/KG)
1	12.00	22.20	19.55
2 Upper	8.40	26.70	18.99
2 Lower	11.10	28.40	18.16
3	10.40	43.50	13.53
4	11.45	26.43	18.13
5	11.40	41.20	13.76
6	8.90	46.20	12.50
7	10.04	38.53	14.90
8	10.60	26.50	18.86
9	10.02	40.74	14.15
10			
11	12.95	23.87	18.96
Average	**10.48**	**32.84**	**16.59**

In 1991 Shell Canada considered the process of washing this coal and made the following observations:

> "Considerable efforts were made towards characterizing the washability of the coal in 1973. Different schemes of mining the Ardley were addressed and various quality tests were conducted in concert with these plans. A review of the float-sink and washability data of Area II coals indicate that reducing minus 100 mesh material significantly improves yield and lowers clean ash content. It is apparent that excluding parting material and bentonite beds is critical to maintaining low volumes of minus 100 mesh material. Washability data suggest the plus 100 mesh material is easy to clean to a 20% ash level with specific gravity cuts in the range of 1.9 to 2.0. Sulphur content varies from 0.3% to 0.6% and at 15% ash, calorific value is approximately 10,000 BTU/lb on an air dried basis. A review of quality data for core samples from various boreholes in Area II suggest most of the mineable seams have raw ash concentrations varying from 15% to 30%. It is fundamentally important to characterize the nature of this ash and the ease and effectiveness of beneficiation if coal cleaning is to be considered."

19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The following is a discussion of the criteria and results obtained for coal resource estimation on the Fox Creek Coal Property of Alter Nrg Ltd. In accordance with NI 43-101 and the CIM Definition Standards, a Qualified Person employed by Norwest, supervised the data validation and the resource estimation and classification work. The certificates for the Qualified Persons are provided in Section 24 of this report.

19.1 APPROACH

In accordance with National Instrument 43-101, Norwest has used the referenced document, the Canadian Institute of Mining, Metallurgy and Petroleum "Definition Standards on Mineral Resources and Reserves" adopted by CIM Council on December 11, 2005". As is provided for in NI 43-101, the Geological Survey of Canada Paper 88-21, "A Standardized Coal Resource/Reserve Reporting System for Canada", has been referred to as a guideline.

Norwest's approach included the following tasks:

- Norwest used MineSight® software to construct a gridded seam model of the Fox Creek Coal Property area in order to estimate volumes for in-place coal resources and surface mineable reserves. Key horizons or "surfaces" were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of the coal seam modeled.

- Initial geological interpretations and their relationship to the raw data were confirmed through use of the EUB coal database. This was used to create a coal hole data file for this area. One of the authors of this report also visited the site. There are no coal exposures, evidence of past mining nor even evidence of past coal exploration drilling on the site.

- Laboratory analyses results were reviewed. Seam density values were obtained from information provided by Alter Nrg and by reference information provided in GSC 88-21.

- Coal thicknesses were reviewed for all drill logs supplied by Alter Nrg Ltd.

- Alter Nrg's coal tenure boundaries were checked using descriptions and maps provided by Alter Nrg and those obtained from the Government of Alberta.

- The level of geological complexity was addressed through the review of the geological maps, and construction of computer models.

- The classification of resources and reserves was accomplished through the inspection of spacing on drill hole location maps.

Description of Assumptions and Criteria

The following assumptions and criteria have been used in the resource and reserve estimate:

- Geological Type is Low;
- Minimum seam thickness of 0.3 m for potential surface;
- Maximum parting thickness of 0.1 m; and
- Data spacing consistent with GSC Paper 88-21 requirements.

19.2 COAL RESOURCE ESTIMATION

The term "resource" is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The term "resource" refers to the in-place inventory of coal that has reasonable prospects for economic extraction. Coal resources are always reported as in-place tonnage and not adjusted for mining losses or recovery. However, minimum mineable seam thickness and maximum removable parting thickness are considered.

Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available in accordance with CIM Definition Standards.

In-place resources within the Fox Creek Coal Property, summarized in Table 19.1, cover an area of approximately 16,000 ha. These resources include all coal seams that form the Ardley Coal Zone of the Scollard Formation, as long as the seam by seam thickness constraints are met. The resource area, relative to the lease boundary, is shown on Figure 19-1.

TABLE 19.1
FOX CREEK COAL PROJECT
COAL RESOURCE SUMMARY
AS AT NOVEMBER 22, 2007

ASTM GROUP	IN-PLACE SURFACE MINEABLE COAL RESOURCES 20:1 STRIP RATIO (KTONNES)		
	MEASURED	INDICATED	INFERRED
Subbituminous C	474,023	373,364	96,722
Total	**847,387**		96,722

19.3 COAL RESERVE ESTIMATION

According to the CIM guidelines, a coal reserve is the economically mineable part of a Measured or Indicated coal resource demonstrated by at least a Preliminary Feasibility Study. Such a study should include information on mining, processing, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. Coal reserves are sub-divided in order of increasing confidence into 'Probable' and 'Proven' reserves, respectively. A 'Probable' coal reserve is the economically mineable part of an 'Indicated' resource, and in some cases of a 'Measured' resource. A 'Proven' coal reserve is the economically mineable part of a 'Measured' resource.

A mine design and financial analysis have been completed for this project. Norwest has designed pits with geological and mining criteria that are consistent with the constraints of economic performance. These are:

- Minimum coal seam thickness: 0.3 m;
- Maximum included parting in coal: 0.10 m;
- Seam density values obtained from information provided by Alter Nrg and by reference to GSC 88-21;
- Maximum raw ash cut-off of 35%;
- 90% recovery factor applied to in-situ tonnes; and
- Maximum $30 total mining cost.

The surface mineable reserves identified in the study are 468,077 kt., at an average strip ratio of 10.14:1 (bcm:tonne), which is inclusive of projected dragline rehandle volumes. The distribution and classification of the reserves are provided in Table 19.2. The reserve areas are shown on Figure 19-2.

TABLE 19.2
FOX CREEK COAL PROJECT
SURFACE MINEABLE COAL RESERVES SUMMARY
AS AT NOVEMBER 22, 2007

AREA	ASTM GROUP	SURFACE MINEABLE COAL RESERVES (KTONNES)	
		PROVEN	PROBABLE
Fox Creek Area	Subbit C	268,205	199,872
Total		**468,077**	

In this report, the reserve quantities are a subset of resources. Consequently the resource tonnages and reserve tonnages cannot be added together.

20 OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data and information applicable to this report.

21 INTERPRETATION AND CONCLUSIONS

The Alter Nrg lands at the Fox Creek Property are underlain by coal seams that generally demonstrate lateral stratigraphic continuity, influenced by minor thickness variations and low amplitude structural undulations. The geology type is Low Type B according Geological Survey of Canada Paper 88-21, which was used as a general guide in this case.

The review of the local geology and the estimation of resources and reserves were accomplished through the preparation of a computer model using MineSight® geological modeling software.

The density of drilling in this area is judged to be sufficient for the estimation of in-place resources and surface mineable reserves. As at November 22, 2007, the Alter Nrg resources that are suitable for surface mining at the Fox Creek Property are estimated to be 847,387 ktonnes of Measured and Indicated plus 96,722 ktonnes of Inferred Resource at a maximum strip ratio of 20:1.

The surface mineable reserves, based on application of appropriate geological and mining criteria, are 468,077 ktonnes.

22 RECOMMENDATIONS

The Fox Creek Coal Property database comprises data from previous exploration and development programs. The review of the data as well as the development of a new geological model and subsequent calculations of resources and reserves has demonstrated the integrity of the source data and the subsequent resource estimate.

23 REFERENCES

Canadian Institute of Mining, Metallurgy, and Petroleum (CIM). 2005. CIM Definition of Standards - For Mineral Resources and Mineral Reserves, 10 p.

Canadian Securities Administrators. 2005. National Instrument 43-101 - Standards of Disclosure for Mineral Projects, Form 43-101 and Companion Policy 43-101CP. Ontario Securities Commission Bulletin, Volume 28, Issue 51, p 10355-10367 (Rules and Policies) p 10368-10374 (Form 43-101F1 Technical Report, Table of Contents) and p 10375-10383 (Companion Policy 43-101CP to National Instrument 43-101 Standards of Disclosure for Mineral Projects).

Esso Resources Canada Limited (1981) Meekwap East Preliminary Feasibility Study.

Holter, M.E., Yurko, J.R., and Chu, M. (1975): Geology and Coal Reserves of the Ardley Coal Zone of Central Alberta.

Hughes, J.D., Klatzel-Maudry, L. and Nikols, D.J. 1989. A Standardized Coal Resource/Reserve Reporting System for Canada. Geological Survey of Canada Paper 88-21, 17 p.

IEC Consultants Ltd. (1977) Fox Creek Generation Site Study

Montreal Engineering Company Limited (1972). Fox Creek Coal Study.

McKinstry, B.W. (1991). Fox Creek Project, Summary Report.

Smith, G.G. 1981. Coal Resources of Canada. Geological Survey of Canada Paper 89-4, 146 p.

Sproule Associates Limited (1976). Geological Appraisal of Coal Reserves IIIA and IIIB Areas, Fox Creek, Alberta.

24 DATE AND SIGNATURE PAGE

NORWEST
CORPORATION

CERTIFICATE OF QUALIFICATIONS

I, Geoffrey R. Jordan, *P.Geol.*, do hereby certify that:

1. I am currently employed as Senior Vice President by:

   Norwest Corporation
   Suite 2700, 411 – 1st Street SE.,
   Calgary, Alberta, Canada
   T2G 4Y5

2. I graduated with a Bachelor of Science degree from the University of *New South Wales* in 1971.

3. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #22095).

4. I have worked as a geologist for a total of thirty-three years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of the report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated November 30, 2007 (the "Technical Report"), with the exception of Sections 19.3 and 25.

7. I personally visited the site several times during the early 1980's.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th Day of November, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Geoff Jordan, P. Geol
Senior Vice President

NORWEST
CORPORATION

CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Geoff Jordan, do hereby consent to the public filing of the Technical Report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated November 30, 2007 (the Technical Report) and to extracts from or a summary of the Technical Report by Alter Nrg Ltd. in the Preliminary Prospectus.

Dated this 30th Day of November, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Signature of Qualified Person

Geoff Jordan, P. Geol.
Print name of Qualified Person

NORWEST
CORPORATION

CERTIFICATE OF QUALIFICATIONS

I, Craig Acott, P. Eng., do hereby certify that:

1. I am currently employed as Vice President – Mining by:

   Norwest Corporation
   Suite 2700, 411 – 1st Street SE.,
   Calgary, Alberta, Canada
   T2G 4Y5

2. I graduated with a Masters of Science degree from the University of Alberta in 1981.

3. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #33264).

4. I have worked as an engineer for more than 25 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for preparation of Sections 19.3 and 25 of the report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated November 30, 2007 (the "Technical Report")

7. I personally visited the site on December 13, 2006.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th Day of November, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Craig Acott, P. Eng.
Vice President - Mining

NORWEST
CORPORATION

CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Craig Acott, do hereby consent to the public filing of the Technical Report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated November 30, 2007 (the Technical Report) and to extracts from or a summary of the Technical Report by Alter Nrg Ltd. in the Preliminary Prospectus

Dated this 30th Day of November, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Signature of Qualified Person

Craig P. Acott, P. Eng.
Print name of Qualified Person

25 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1 MINE OPERATIONS

Mine plans were developed for the Alter Nrg's Fox Creek property to produce a continuous source of feedstock for a proposed coal gasification plant that will be located at or near the site. During the gasification process the coal feedstock will be converted into liquid fuels for distribution to the marketplace.

The surficial materials and conditions encountered on the Fox Creek property are different than those typically found at other prairie strip mines in Central Alberta, as they are generally comprised of muskeg material and are commonly saturated. However, the topography is relatively flat and the attitude of the coal bearing strata is shallow dipping to flat lying seams. Despite the surficial conditions, the project area is well suited to dragline mining applications.

Mining Method

A dragline stripping operation will be utilized to remove the overlying waste material above the coal bearing sequence. The proposed dragline stripping method will entail simple side cast operations in low cover areas and extended bench operations where deeper cover areas are encountered.

Coal and parting removal will, predominantly, be conducted by mobile equipment, consisting of dozers, loaders and trucks. However, in some areas of the property, the interburden between the upper and lower coal seams reaches sufficient thickness to warrant the use of the dragline to remove it. Pits are reclaimed using tracked dozers to re-contour the dragline spoil piles prior to the spreading of subsoil and topsoil.

Waste Stripping

Overburden stripping is scheduled to be conducted using a large scale dragline operation subsequent to the removal of the topsoil and subsoil in the mining area. The dragline would apply conventional side-cast dragline stripping methods for waste removal. In mining areas where the interburden is thick, the dragline will perform a chopcut and facecut operation to remove overburden above the upper sequence and then lift this coal, forecasting it on the top of the exposed lower coal sequence. After the removal of the upper coal sequence the dragline will perform a facecut operation to remove the interburden to expose the lower seams. In those areas where the interburden is thinner, parting material will be loaded into end dump trucks by a front end loader. The parting will be dumped within the pits, either on the pit floor or if necessary for quality reasons, in a designated disposal site between the spoil piles.

Rock types on the Property are similar to those found in other regional mines. They are characterized as removable without blasting and do not cause exceptional wear on tracked equipment or ground engaging tools. It is not expected that there will be any operating difficulties that are not typical of the other prairie dragline mining operations.

Coal Mining

A mobile equipment fleet comprised of dozers, loaders and haulage trucks, will be the primary method of coal recovery. The run-of-mine coal will be transported to the gasifier plant feed hoppers.

Equipment Summary

The mining equipment fleet will be composed of a single large dragline, a front end loader, bottom-dump coal trucks, end dump waste trucks, as well as typical mining support equipment including dozers, scrapers and motor graders. This equipment would be utilized in the waste and coal operations as well as in road-building and reclamation activities.

Manpower Summary

The number of mine site personnel that would be employed at the proposed mining operation would range from 75 to 100 people.

Production Forecast

The production forecast utilized in this study plans for the production of 2.0 million tonnes of coal annually as feedstock to the gasification plant. To maximize the net present value of the mining project, the pit development sequence was scheduled to mine lower strip ratio coal in the initial phases of operation within each lease block.

25.2 RECOVERABILITY

The mine plan includes the mining of coal seams that have a minimum thickness of 0.30 m, which has been proven to be attainable at similar operations where flat lying coal seams are being mined. A pit recovery factor of 85% was applied to the in-place coal, which is typically achieved by operations with similar mining conditions.

25.3 MARKETS

It is envisioned that the proposed mine would be the sole supply of sub-bituminous coal as the feedstock for the proposed gasification plant for conversion to liquid fuels. The plant would be located on or near the mine site.

25.4 CONTRACTS

The proposed mining project is being developed as a mine-mouth operation to supply the feedstock for the proposed gasification plant. There are currently no contracts in place for the coal on the property. As there are currently no coal gasification units being operated in Western Canada, the value of the coal as a feedstock is difficult to assess. For the financial analysis conducted for this study, a revenue forecast of $30/tonne was provided to Norwest by Alter Nrg, and this was used for cashflow and IRR determinations.

25.5 ENVIRONMENTAL CONSIDERATIONS

The operational and costing assumptions utilized in this analysis assume that the proposed mine will follow industry standard environmental management, mitigation and reporting practices.

25.6 TAXES

An allotment was made for municipal taxes for the Fox Creek Project. All major buildings and associated facilities, as well as land will contribute to the municipal tax assessment. The provision was scaled from another project in another jurisdiction and is therefore limited in its accuracy. For the purposes of this study, no consideration has been made for corporate taxes on any potential revenue.

25.7 CAPITAL AND OPERATING COST ESTIMATES

All aspects of the mining process are included in this study for the proposed mine, including waste mining, coaling operations and reclamation activities. Indirect costs, such as taxes, royalties, administration and overhead are estimated on an annual basis. A schedule of capital expenditures, for development of new mining areas and the acquisition and replacement of equipment, is prepared for the life of the mine. The cost estimates and resulting cash flow analysis have been prepared in constant 2007 Canadian dollars. No contingency allowance has been applied to the operating or capital cost estimate.

The plan requires considerable capital investment in infrastructure, mine equipment and mine development prior to commencement of mining operations. The capital cost estimate has been divided into three separate cost categories; major equipment, minor equipment and infrastructure. No provision for salvage value was applied to the major equipment at disposal or at the end of the project.

A capital allowance was made for the mitigation of oil and gas infrastructure present on the lease blocks to cover the cost of replacement of wells and pipelines disturbed by mining. No allowance has been made for loss of production of any existing wells, as this cost would need to be negotiated with the gas producers in the area.

25.8 ECONOMIC ANALYSIS

To determine the producible coal tonnage in each of the lease blocks, a limit of $30/tonne for the total cost of mining, including operating and capital expenditures, was assumed. The cost limit coincides with the $30/tonne revenue projection provided to Norwest by Alter Nrg. In order to identify the coal within the four mining blocks that met this constraint, an estimate of the cost of mining the coal was completed by the process described in the following paragraphs.

The cost of waste removal was estimated by utilizing the geological model to generate a strip ratio map (Figure 25-1), as well as overburden and interburden thickness isopachs of the entire area. Dragline cuts were laid out on either an east-west or north-south orientation for the entire mining area at a pit width of 50 meters, which corresponded to the 50m by 50m block size of the geological model. The till, overburden and interburden thicknesses and volumes assigned to the individual blocks within the geological model were downloaded to each dragline cut.

Each of the mining areas were closely examined to see if any of the dragline cuts had sufficient interburden thicknesses to require a different operating technique of the dragline other than a simple sidecasting operation. As a result of this examination, it was determined that a large portion of the Northwest Block would require the dragline to remove the interburden material. The operating technique assigned to this area entailed the dragline using a backcut/facecut operation to expose the top coal seams of the sequence, then sitting in the same position, forecasting the upper seams down onto the lower seams exposed in the previous set. The interburden would be sidecast, exposing the lower seams and the process would repeat itself. This methodology is not as productive as simple sidecasting, since it entails lifting of the upper seams by the dragline and incurring delays due to cleaning of these seams.

Dragline rehandle curves versus overburden thickness were developed for each of the operating methodologies, so that the total dragline material volumes were assigned to each of the 50m by 50m modeling blocks. In this manner, the total waste volumes including till, overburden, interburden and rehandle material was assigned to each of the dragline cuts for the entire property. In addition, the dragline operating mode, specifically backcut, facecut or rehandle was determined for each block, so that different dragline productivity rates based on the operating mode was also assigned to the individual dragline cuts.

The dragline operating hours required for waste removal for each of the modeling blocks within the dragline cuts were calculated using the productivities and volumes assigned to each block. Hourly operating costs for the dragline were estimated, and these were applied to the operating hours to estimate the cost of waste mining for each block.

To estimate coal removal and haulage costs, fixed costs and capital costs it was assumed that each of the four mining areas had sufficient coal to support a separate mining operation and gasifier unit. This assumption appears reasonable given that approximately 80 million tonnes of coal would support a forty year project life at a 2 million tonnes per year production rate. Although it is realized that the life of the mine and the gasifier could extend beyond forty years, to accommodate the extension there would be a requirement for significant capital expenditures for both the gasifier and mine equipment. On a net present cost basis, the difference between major upgrades and entire replacement forty years from start of mining would not be significant to overall project economics. The application of this assumption permitted the estimation of capital costs on a per tonne basis by dividing the project equipment acquisition and replacement costs, plus any infrastructure costs such as power transmission lines, access roads, replacement of oil and gas infrastructure, etc. by the base load of eighty million tonnes.

Assuming that each of the four mining areas could support its own mining operation and gasifier unit also simplified the estimation of the coal haulage costs. It made it unnecessary to select the mining area that would be developed initially and calculate the haulage costs to a potential gasifier site near it. Instead, a site near each of the four mining blocks was assumed, which made coal haulage costs the same for each area, although infrastructure costs associated with the extension of access roads and power transmission were taken into consideration.

The waste removal costs that were determined for each modeling block within the dragline cuts, as well as the coaling costs, fixed costs and capital costs were added to estimate the total mining cost per tonne. These costs were plotted on a 50m by 50m grid and contoured. The $30/tonne contour was used as the cut-off limit for the determination of the mineable tonnage. A graphical presentation of the costing contours is provided in Figure 25-2.

Although the mining operation will be a dedicated supplier for the proposed coal gasification unit, the price utilized in the evaluation was based on a stand-alone mining project and reflects the revenues required to provide positive economic returns to the mine.

For the purposes of evaluating IRR for this proposed project, mining cuts were scheduled for forty years in each of the Southwest and Northwest mining areas. Although there is sufficient coal on the property to mine much longer, a forty year plan was thought sufficient to conduct the financial analysis. In addition, the plans allow a valid comparison between these two areas in order to help decide where to concentrate future planning and development activities. To perform the financial analysis, a back-calculation of the revenue per tonne that would be required to achieve a given IRR was determined. By definition, the iteration will be satisfied when the unit revenue reaches the level where the Net Present Value (NPV) is equal to zero at the prescribed discount rate, or conversely IRR. This process was repeated over a range of pre-selected IRR -

levels such that a relationship could be established for each forty year mining area. The results of this work are shown on Figure 25-3 for both the Southwest and Northwest Blocks.

Project economics could be negatively impacted by loss of production costs for the oil and gas infrastructure encountered at the property. As mentioned earlier, an allotment was made for replacement of this infrastructure but no loss of production allowance has been included in this evaluation.

25.9 PAYBACK

Based on Alter Nrg's revenue projection of $30/tonne, the cumulative cashflow attained positive values in Year 5 of the project.

25.10 MINE LIFE

For the purposes of the financial analysis portion of this study, two separate mining blocks were evaluated over a 40 year mine life at 2.0 million tonne/annum production rate. However, the mineable tonnage in this coal field is sufficient to provide 2.0 million tonnes per year for over 230 years, offering a significant opportunity for expansion.

26 ILLUSTRATIONS

FIGURE 4-1	LOCATION MAP
FIGURE 6-1	COAL OWNERSHIP MAP
FIGURE 9-1	STRATIGRAPHIC TABLE
FIGURE 9-2	GEOLOGICAL CROSS SECTIONS FOR NW BLOCK
FIGURE 9-3	GEOLOGICAL CROSS SECTIONS FOR SW BLOCK
FIGURE 9-4	GEOLOGICAL CROSS SECTIONS FOR NE BLOCK
FIGURE 9-5	GEOLOGICAL CROSS SECTIONS FOR SE BLOCK
FIGURE 9-6	GEOLOGICAL CROSS SECTIONS BETWEEN SW AND SE BLOCKS
FIGURE 9-7	GEOLOGICAL CROSS SECTIONS LOCATION MAP
FIGURE 11-1	COAL ZONE STRATIGRAPHIC COLUMN
FIGURE 19-1	RESOURCE AREAS
FIGURE 19-2	RESERVE AREAS
FIGURE 25-1	STRIP RATIO MAP
FIGURE 25-2	MINEABLE TONNAGE DETERMINATION
FIGURE 25-3	MINE REVENUE PER TONNE VS. INTERNAL RATE OF RETURN


B.C.
ALBERTA
SASKATCHEWAN
Dawson Creek
Grande Prairie
Fox Creek Mine
Smoky River Mine
Prince George
Grande Cache
Obed Mine
Whitewood Mine
C.N.R.
Hinton
Edson
Edmonton
Genesee Mine
Coal Valley
Cheviot Mine
Paintearth Mine
Saskatoon
Sheerness Mine
Regina
Kamloops
Calgary
C.P.R.
Brooks
Elkford
Sparwood
Medicine Hat
Boundary Dam Mine
Estevan
Poplar River Mine
Bienfait Mine
CANADA
U.S.A
N
0
400
Approximate Kilometers

ALTER NRG

FOX CREEK TECHNICAL REPORT

LOCATION MAP

FIGURE 4-1

"Original signed and sealed by Author"

DRAWN BY: M.L.E.
CHKD BY: T.N.
DATE: 07 11 22

FILE: Fig4 1_Location Map.dwg
06-2970 ALTER Nrg Coal Study\Report\Fox Creek Oct 07\Figures

NORWEST
APEGGA Permit P05016


R.19
R.18
R.17
R.16 W5M
T.66
T.65
T.64
T.63
N
Goose
River
Losegun
Creek
Raspberry Lake
Losegun Lake

LEGEND

LAKES AND RIVERS

ROAD

ALTER NRG LEASE

0 1000 3000 5000
Metres

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

FOX CREEK COAL OWNERSHIP MAP

FIGURE 6-1

DRAWN BY: M.L.E.
CHKD BY: T.H.
DATE: 07 11 22

NORWEST
APEGGA Permit P05015


ERA
PERIOD
EPOCH
AGE (MIL. YEARS)
STRATI-GRAPHIC TABLE
TYPICAL STRATIGRAPHIC SECTION
WABAMUN LAKE
KE- 78 -11 -1
HIGHVALE MINE
GB-HV-82-403
WHITEWOOD MINE
GB-WW-83-400
CENOZOIC
QUATERNARY
TERTIARY
RECENT
PLEISTOCENE
PLIOCENE
MIOCENE
OLIGOCENE
EOCENE
PALEOCENE
2.0
63.5
<70.0
UNDIFFERENTIATED GLACIAL DEPOSITS
SAND AND GRAVEL
PASKAPOO FORMATION
SCOLLARD MEMBER
LOWER ARDLEY 'B'
LOWER ARDLEY 'A'
MESOZOIC
CRETACEOUS (UPPER)
MAASTRICHTIAN
BATTLE FORMATION
WHITEMUD FORMATION
EDMONTON GROUP
WAPITI FORMATION (HORSESHOE CANYON EQUIVALENT)
CARBON-THOMPSON COAL-ZONE
20m
40m
60m
80m
100m
120m
140m
160m
AFTER GIBSON 1970

ALTER NRG

FOX CREEK TECHNICAL REPORT

STRATIGRAPHIC TABLE

FIGURE 9-1

"Original signed and sealed by Author"

DRAWN BY M L E CHKD BY T H DATE: 07 11 22	FILE: Fig9-1Stratigraphic Table.dwg 08-2970 ALTER Nrg Coal Study\Report\Fox Creek Oct 07\Figures	NORWEST APEGGA Permit P05018


SECTION NW 01
SECTION NW 02
CROSS SECTION


NORTH
SOUTH
SECTION SW 01
WEST
EAST
SECTION SW 02
LEGEND
CROSS SECTION
SW01 & SW02


NORTH
SOUTH
SECTION NE 01
WEST
EAST
SECTION NE 02
ALTERNRG
FOX CREEK TECHNICAL REPORT
CROSS SECTION
NE01 & NE02


WEST
EAST
SECTION SE 01
WEST
EAST
SECTION SE 02
ALTERNRO
FOX CREEK TECHNICAL REPORT
CROSS SECTION
SE01 & SE02


CROSS SECTION


R.19
R.18
R.17
R.16 W5M
T.66
T.65
T.64
T.63
N
Area 01
Area 02
Area 03
Area 04
NW01
NW02
NE01
NE02
SE01
SE02
SE03
SE04
SW01
SW02
LEGEND
RIVER
STREAM / CREEK
LAKE / POND
PAVED HIGHWAY
GRAVEL ROAD
UNIMPROVED ROAD
TRUCK TRAIL
CUTLINE
PIPELINE
LEASE BOUNDARY
OIL and GAS WELL
COAL DRILL HOLE
CROSS SECTION LINE
0 1000 3000 5000
Metres

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

GEOLOGICAL CROSS SECTION LOCATION MAP

FIGURE 9-7

DRAWN BY: M.L.C CHK'D BY: T.H. DATE: 07 11 22	FILE: Fig9-7_Section Location Map.dwg 06-2970 ALTER Nrg Coal Study\Report\Fox Creek Oct 07\Figures	NORWEST APEGGA Permit P05015


36
38
40
42
44
46
48
50
52
54
56
58
ARDLEY COAL ZONE (15.18m)
Seam 1
Seam 2 Upper
Seam 2 Lower
Seam 3
Seam 4
Seam 5
Seam 6
Seam 7
Seam 8
Seam 9
Seam 10
Seam 11

ALTER NRG

FOX CREEK TECHNICAL REPORT

COAL ZONE STRATIGRAPHIC COLUMN

FIGURE 11-1

"Original signed and sealed by Author"

DRAWN BY: M.L.E. CHK'D BY: T.H. DATE: 07 11 22	FILE: Fig11-1_Coal Zone Strat Column 06-2970 ALTER Nrg Coal Study\Report\Fox Creek Oct 07\Figures	NORWEST APEGGA Permit P05015


R.19
R.18
R.17
R.16 W5M
T.66
T.65
T.64
T.63
Area 01
Area 02
Area 03
Area 04
LEGEND
RIVER
STREAM / CREEK
LAKE / POND
PAVED HIGHWAY
GRAVEL ROAD
PIPELINE
LEASE BOUNDARY
OIL and GAS WELL
COAL DRILL HOLE
Resource Class
Measured
Indicated
Inferred
0 1000 3000 5000
Metres
"Original signed and sealed by Author"
ALTER NRG
FOX CREEK TECHNICAL REPORT
RESOURCE CLASSIFICATION
FIGURE 19-1
DRAWN BY: M.L.E.
CHK'D BY: T.H.
DATE: 07 11 22
FILE: Fig19-1_Resource_Class.dwg
06-2970 ALTER Nrg Coal Study\Report\Fox Creek Nov 07\Figures
NORWEST
APEGGA Permit P05015


R.19
R.18
R.17
R.16 W5M
T.66
T.65
T.64
T.63
Area 01
Area 02
Area 03
Area 04
LEGEND
RIVER
STREAM / CREEK
LAKE / POND
PAVED HIGHWAY
GRAVEL ROAD
PIPELINE
LEASE BOUNDARY
OIL and GAS WELL
COAL DRILL HOLE
RESERVE CLASS
Proven
Probable
0 1000 3000 5000
Metres
"Original signed and sealed by Author"
ALTER NRG
FOX CREEK TECHNICAL REPORT
RESERVE CLASSIFICATION
FIGURE 19-2
DRAWN BY: M.L.E.
CHK'D BY: T.H.
DATE: 07 11 22
FILE: Fig19-2_Reserve Class.dwg
08-2970 ALTER Nrg Coal Study\Report\Fox Creek Nov 07\Figures
NORWEST
APEGGA Permit P05015


R.19
R.18
R.17
R.16 W5M
T.66
T.65
T.64
T.63
N
Area 01
Area 02
Area 04

LEGEND

- RIVER
- STREAM / CREEK
- LAKE / POND
- PAVED HIGHWAY
- GRAVEL ROAD
- PIPELINE
- LEASE BOUNDARY
- OIL and GAS WELL
- COAL DRILL HOLE

STRIP RATIO (m^3/Tonne)

- 04
- 08
- 12
- 16
- 20

0 1000 3000 5000
Metres

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

STRIP RATIO MAP

FIGURE 25-1

DRAWN BY: M.L.E. CHK'D BY: T.H. DATE: 07 11 22	FILE: Fig25-1_Strip Ratio 20 deg 06-2970 ALTER Nrg Coal Study\Report\Fox Creek Nov 07\Figures	NORWEST APEGGA Permit P05015


R.19
R.18
R.17
R.16 W5M
T.66
T.65
T.64
T.63
N
Area 01
Area 02
Area 03
Area 04
LEGEND
RIVER
STREAM / CREEK
LAKE / POND
PAVED HIGHWAY
GRAVEL ROAD
PIPELINE
LEASE BOUNDARY
OIL and GAS WELL
COAL DRILL HOLE
TOTAL MINING COST ($/Tonne)
0 - 14
14 - 15
15 - 16
16 - 17
17 - 18
18 - 19
19 - 20
20 - 21
21 - 22
22 - 23
23 - 24
24 - 25
25 - 26
26 - 27
27 - 28
28 - 29
29 - 30
0 1000 3000 5000
Metres

"Original signed and sealed by Author"

ALTER NRG

FOX CREEK TECHNICAL REPORT

MINEABLE TONNAGE DETERMINATION

FIGURE 25-2

DRAWN BY: M.L.E.
CHK'D BY: T.H.
DATE: 07 11 22

FILE: Fig25-2_30 Dollar Cutoff.dwg
06-2970 ALTER Nrg Coal Study\ Report\Fox Creek Nov 07\Figures

NORWEST
APEGGA Permit P05015



Mine Revenue ($/t)
40
35
30
25
20
15
10
0%
5%
10%
15%
20%
25%
Internal Rate of Return (%)
Northwest Block
Southwest Block

"Original signed and sealed by Author"

ALTERNRG

FOX CREEK TECHNICAL REPORT

MINE REVENUE/TONNE vs INTERNAL RATE of RETURN

FIGURE 25-3

DRAWN BY: M.L.E. CHK'D BY: T.H. DATE: 07 11 22 | FILE: Fig25-3_Revenue Table.dwg 06-2970 ALTER Nrg Coal Study\ Report\Fox Creek Nov 07\Figures | NORWEST APEGGA Permit P05015

ALTER NRG

TSXV - NRG

ALTER NRG CORP. ANNOUNCES INCREASE IN RESOURCE VALUES AT FOX CREEK AND RESERVE VALUES

Calgary, Alberta, December 17, 2007 – Alter Nrg Corp. (the "Company" or "Alter Nrg") is pleased to announce that further independent assessment of the Fox Creek Coal Resource has resulted in an increase in the previously announced resource values from 770 million tonnes to 847 million tonnes. This revised assessment of the Fox Creek Coal Resource translates into 468 million tonnes of proven plus probable reserves, calculated using a maximum mining cost of $30 per tonne, which corresponds to an average of less than $20 per tonne mining cost. The Fox Creek Coal Resource is the cornerstone of the Company's Fox Creek Polygeneration facility which is described further below and if pursued is anticipated to produce sulfur free diesel, naphtha, power, carbon dioxide and various chemicals and is expected to be operational between 2013 and 2015.

Alter Nrg commissioned an independent evaluation by Norwest Corporation of the Company's Fox Creek coal property located in central Alberta. The evaluation, prepared in accordance with National Instrument 43-101 and dated November 30, 2007, reports 847 million tonnes of measured and indicated coal in-place for the Fox Creek property, as outlined in the table below:

FOX CREEK COAL PROJECT
COAL RESOURCE SUMMARY
AS AT NOVEMBER 22, 2007

ASTM GROUP	IN-PLACE SURFACE MINEABLE COAL RESOURCES 20:1 STRIP RATIO (KTONNES)		
	MEASURED	INDICATED	INFERRED
Subbituminous C	474,023	373,364	96,722
Total	**847,387**		96,722

A coal reserve is the economically mineable part of a Measured or Indicated coal resource demonstrated by a Preliminary Feasibility Study, which includes information on mining, processing, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mine design and financial analysis have been completed for the project as part of a preliminary feasibility study. The saleable surface mineable reserves identified in the study are 468 million tonnes and are based on a maximum mining cost of $30 per tonne, which corresponds to an average mining cost (capital and operating) of less than $20 per tonne. A total of 90% of the

reserves, or 421 million tonnes, would be mineable at an average extraction cost of $18.12. The distribution and classification of the reserves are listed in the table below:

FOX CREEK COAL PROJECT
SURFACE MINEABLE COAL RESERVES SUMMARY
AS AT NOVEMBER 22, 2007

AREA	ASTM GROUP	SURFACE MINEABLE COAL RESERVES (KTONNES)	
		PROVEN	PROBABLE
Fox Creek Area	Subbit C	268,205	199,872
Total		**468,077**	

The foregoing information is a summary only of certain of the information contained in the Norwest Report. Reference should be made to the complete text of the Norwest Report for a further discussion of the key assumptions, parameter and methods used to estimate the mineral resources and mineral reserves as well as the methods used to verify the data disclosed. The full Norwest Reserve Report is available on SEDAR at www.sedar.com.

The Fox Creek Coal Resource is the cornerstone of the Company's planned Fox Creek Polygeneration facility which is anticipated to produce sulfur free diesel, naphtha, power, carbon dioxide and various chemicals and is expected to be operational between 2013 and 2015. The planned Polygeneration facility intends to capture the Carbon Dioxide and sell it to nearby oilfields for use in their enhanced oilfield recovery projects. The coal mining costs and reserve information is consistent with the economic modeling done by the Company to date. The Fox Creek Polygeneration Facility has commenced its regulatory process preparation and core hole drilling program to provide data for detailed engineering design, with the anticipation of filing its preliminary disclosure document in 2008. The regulatory process, in conjunction with detailed engineering, is expected to take approximately 3 to 4 years followed by an approximately 2 to 3 years construction period. The Company will be soliciting input from potential strategic partners over the next 12 months to further determine the optimal project parameters including the anticipated production output and project structure.

For additional information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

Advisory Respecting Forward-Looking Statements:

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: the development potential of the Company's properties; the estimation of mineral reserves and resources; the timing and amount of estimated future production; costs of production; capital expenditures; permitting time lines; mining or processing issues; currency exchange rate fluctuations; environmental risks; unanticipated reclamation expenses; ability to finance; risk of obtaining regulatory approvals; ability to find joint venture partners; engineering and design risk; fluctuation in commodity prices and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties including but not limited to:, unexpected events during construction, and start-up; variations in coal grade, tonnes mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; possible variations in coal reserves, quality or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading "Risk Factors" in the Company's Prospectus dated April 10, 2007 available at www.sedar.com which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and the Company assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

NORWEST
CORPORATION

CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Craig Acott, do hereby consent to the public filing of the Technical Report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated November 30, 2007 (the Technical Report) and to extracts from or a summary of the Technical Report by Alter Nrg Ltd. in the Preliminary Prospectus

Dated this 30th Day of November, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Signature of Qualified Person

Craig P. Acott, P. Eng.
Print name of Qualified Person

NORWEST
CORPORATION

CERTIFICATE OF QUALIFICATIONS

I, Craig Acott, P. Eng., do hereby certify that:

1. I am currently employed as Vice President – Mining by:

   Norwest Corporation
   Suite 2700, 411 – 1st Street SE.,
   Calgary, Alberta, Canada
   T2G 4Y5

2. I graduated with a Masters of Science degree from the University of Alberta in 1981.

3. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #33264).

4. I have worked as an engineer for more than 25 years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for preparation of Sections 19.3 and 25 of the report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated November 30, 2007 (the "Technical Report")

7. I personally visited the site on December 13, 2006.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th Day of November, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Craig Acott, P. Eng.
Vice President - Mining

NORWEST
CORPORATION

CERTIFICATE OF QUALIFICATIONS

I, Geoffrey R. Jordan, *P.Geol.*, do hereby certify that:

1. I am currently employed as Senior Vice President by:

   Norwest Corporation
   Suite 2700, 411 – 1st Street SE.,
   Calgary, Alberta, Canada
   T2G 4Y5

2. I graduated with a Bachelor of Science degree from the University of *New South Wales* in 1971.

3. I am a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, (Member #22095).

4. I have worked as a geologist for a total of thirty-three years since my graduation from university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of the report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated November 30, 2007 (the "Technical Report"), with the exception of Sections 19.3 and 25.

7. I personally visited the site several times during the early 1980's.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th Day of November, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Geoff Jordan, P. Geol
Senior Vice President

CONSENT of AUTHOR

TO: Commission des Valeurs Mobilieres du Quebec
Ontario Securities Commission
Manitoba Securities Commission
Saskatchewan Financial Services Commission – Securities Division
Alberta Securities Commission
British Columbia Securities Commission

I, Geoff Jordan, do hereby consent to the public filing of the Technical Report titled "Technical Report Alter Nrg Ltd. Lands, Fox Creek Coal Property, Alberta" dated November 30, 2007 (the Technical Report) and to extracts from or a summary of the Technical Report by Alter Nrg Ltd. in the Preliminary Prospectus.

Dated this 30th Day of November, 2007.

"ORIGINAL SIGNED AND SEALED BY AUTHOR"

Signature of Qualified Person

Geoff Jordan, P. Geol.
Print name of Qualified Person

ALTER NRG

TSXV - NRG

ALTER NRG CORP. ANNOUNCES SALE OF PLASMA GASIFICATION TECHNOLOGY

Calgary - January 14, 2008 – Alter Nrg Corp. (Alter Nrg or the Company) is pleased to announce that it has completed a sale of Plasma Gasification technology, valued at approximately $2 million, through its wholly owned subsidiary Westinghouse Plasma Corporation (WPC).

Alter Nrg has received an order from Kiplasma Industries and Trade Inc. of Istanbul Turkey for the supply of four (4) Marc 3A plasma torch systems and the engineering design of the Plasma Gasification reactor. The equipment and design will be used to process 144 tons/day of common hazardous waste materials for the production of electricity. WPC is expecting to ship the plasma torch systems for this order in the second half of 2008 and the facility is expected to begin commercial operation in the fourth quarter of 2009.

This sale represents the fifth commercial scale Plasma Gasification facility using the WPC Plasma Gasification technology. Currently, two facilities have been operating in Japan using the WPC technology since 2002 and 2003 processing waste into power and steam. Two facilities are currently under construction in India that will process hazardous waste into power. This sale of technology, along with 7 publicly announced projects using the Alter Nrg/WPC technology and over 25 additional projects under development, illustrates the growing demand for plasma gasification technology.

ABOUT ALTER NRG

Alter is pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to utilize our commercially proven plasma gasification technology to become a senior energy producer of hydrogen, syngas, and transportation fuels (diesel, naphtha, ethanol, etc.), steam and electricity, all of which are fundamental products for the world's growing energy needs.

For additional information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Advisory Respecting Forward-Looking Statements:

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: currency exchange rate fluctuations; environmental risks; ability to finance; risk of obtaining regulatory approvals; engineering and design risk; fluctuation in commodity prices and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and the Company assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

ALTER NRG

TSXV - NRG

ALTER NRG CORP. ANNOUNCES REGULATORY APPROVAL OF SOMERSET STATION GASIFICATION RETROFIT

Calgary – January 25, 2008 – Alter Nrg Corp. ("Alter Nrg" or the "Company") is pleased to announce that the Somerset Generating Station ("Facility") has received conditional approval from the Department of Environmental Protection of the Commonwealth of Massachusetts for proposed modifications using the Alter Nrg-owned Westinghouse Plasma Gasification System. The Facility is owned and operated by NRG Energy, Inc. (NYSE: NRG) which has an exclusive license to the Alter Nrg Plasma Gasification technology as described in the April 26, 2007 press release.

NRG Energy's Somerset Station currently produces 120 megawatts (MW) from coal combustion and has received conditional approval to modify the existing boiler and install a Plasma Gasification reactor system to gasify coal and biomass to create syngas which will then fuel the modified power generation equipment. The Company has an agreement with NRG Energy to provide the Plasma Gasification System to be used in the retrofit and has an option to participate, at its sole discretion, from a 10 to 25% equity interest in the project.

Plasma gasification technology offers an environmentally responsible solution for older power plants and works with numerous feedstock material including solid biomass, coal, and construction and demolition waste. Retrofitting coal fueled facilities using Alter Nrg's Plasma Gasification system is expected to reduce harmful air emissions below US environmental guidelines, with reductions of up to 60% of nitrogen oxides (NOx) and up to 95% of mercury and sulfur dioxide (SO_2). Reductions in greenhouse gas emissions from retrofitted facilities are possible by combining biomass into the feedstock to displace the need for coal and further reduction may be possible with the future add-on of carbon capture and sequestration technology.

The approval for NRG's Somerset Facility is conditional upon meeting the agreed upon emissions profiles and various performance standards throughout the retrofitting process. The Department of Environmental Protection comments that "the conditional approval includes limitations on the facility's CO_2 emissions significantly more stringent than the (current) requirements."

The conditional permit is not subject to further review; however, the project itself is subject to NRG Energy management approval. If NRG Energy moves forward with this project, any Alter Nrg investment is subject to due diligence. Any decision by Alter Nrg to exercise its option to invest would be conditional upon such factors as the Company's

ability to raise capital to finance its investment, as well as Management's view on the desirability of participating.

ABOUT ALTER NRG

Alter Nrg is pursuing alternative energy solutions to meet the growing demand for environmentally responsible energy in world markets. The Company's vision is to become a North American leader in the development of innovative gasification projects for the commercial production of energy. The Company's objective for the next decade is to utilize our commercially proven plasma gasification technology to become a senior energy producer of hydrogen, syngas, and transportation fuels (diesel, naphtha, ethanol, etc.), steam and electricity, all of which are fundamental products for the world's growing energy needs.

For additional information please contact:

Mark Montemurro, President and Chief Executive Officer
(403) 806-3877 Mmontemurro@alternrg.ca

Daniel Hay, Chief Financial Officer
(403) 806-3881 Dhay@alternrg.ca

Investor Relations
(403) 806-3875 info@alternrg.ca

Advisory Respecting Forward-Looking Statements:

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: currency exchange rate fluctuations; environmental risks; unanticipated reclamation expenses; ability to finance; risk of obtaining regulatory approvals; ability to find joint venture partners; engineering and design risk; fluctuation in commodity prices and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties including but not limited to: unexpected events during construction, and start-up; variations in feedstock grade,; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of commodities; failure of plant, equipment or processes to operate as anticipated; delays in the completion of development or construction activities, as well as those factors discussed in or referred to under the heading "Risk Factors" in the Company's Prospectus dated April 10, 2007 available at www.sedar.com which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and the Company assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

END